04035536

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hoya Corporation

*CURRENT ADDRESS 2-7-5 Naka-Ochiai
Shinjuku-ku
Tokyo 161-8525 Japan

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

FILE NO. 82- 34801 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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PROCESSED
JUL 19 2004
THOMSON FINANCIAL

OICF/BY: [signature]
DATE: 7/15/04

82-34801

HOYA

April 21, 2003

FINANCIAL STATEMENTS 2003

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Part.I For the year ended March 31, 2003

SO PPL

Part.II For the three months ended March 31, 2003

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in the year ended March 31, 2003 are unaudited.
3.This statements are excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

HOYA

Annual Financial Highlights (unaudited)

April 21, 2003

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the years ended March 31, 2003 and 2002

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Years ended March 31, 2003	2002	Variance (%)
Net sales	246,293	235,265	4.7
Operating income	52,982	43,897	20.7
Ordinary income	50,874	45,774	11.1
Net income	20,037	23,740	-15.6
EPS (Yen)	171.10	204.44	
ROE	9.0%	11.5%	
Ordinary income / total assets	18.4%	16.8%	
Ordinary income / net sales	20.7%	19.5%	

Notes : No changes have been made in accounting policy.

(2)Dividends	Years ended March 31, 2003	2002
Annual cash dividends per share (Yen)	50.00	50.00

(3)Financial Position	As of March 31, 2003	2002
Total assets	274,288	278,067
Shareholders' equity	224,218	219,180
Shareholders' equity ratio	81.7%	78.8%
Shareholders' equity per share (Yen)	1,946.79	1,887.50

(4)Conditions of Cash Flow	2003	2002
Net cash provided by operating activities	38,390	41,023
Net cash used in investing activities	-13,583	-19,653
Net cash provided by (used in) financing activities	-14,547	-8,186
Cash and cash equivalents, end of period	75,694	66,321

Ref:Performance of HOYA CORPORATION for the years ended March 31, 2003 and 2002

	2003	2002	Variance(%)
Net sales	159,432	151,789	5.0
Operating income	26,536	23,985	10.6
Ordinary income	29,460	30,169	-2.4
Net income	8,852	15,333	-42.3
EPS (Yen)	75.27	132.04	
Total assets	209,387	217,074	
Shareholders' equity	166,374	171,933	

1.Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 52 consolidated subsidiaries (6 in Japan and 46 overseas) and six affiliates (6 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the six affiliates, two (2 in Japan) are accounted for using the equity method (as of March 31, 2003).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional holding companies in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Holding company)
North America
(Holding company)
Europe
(Holding company)
Legal and Financial Support
Global Business Expansion

Business Categories	Industries	Products and Services	Major Subsidiaries and Affiliates
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Electronic glass, Optical communication related devices, etc.	HOYA CORP. Electronics; Optics; MD Divisions HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICS CORPORATION
	Photonics	Lazer equipments for industrial, research & laboratory, and medical purposes	HOYA PHOTONICS, INC. HOYA CONTINUUM CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, Hearing aids (1), etc.	HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal	Crystal glass products	HOYA CORP. Crystal Company (2) HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPORATION

Notes:

(1) Business of hearing aids in Healthcare segment was sold to the Harmony Corporation (Japan) with effect on Mar. 31, 2003.

(2) Though the business of Crystal segment has been mainly covered by HOYA CRYSTAL CORP. and HOYA CRYSTALSHOP CORP., these two subsidiaries were merged into HOYA CORP. with effect on March 1, 2003 and transformed to internal Crystal company.

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Electronics Division,
Optics Division,
MD Division
EYECARE COMPANY
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
Products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
NEW CHROMEX, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA CRYSTAL, INC.
and, Vision Care North America Branches
Products
Products
EUROPE
(Regional headquarters)
HOYA LENS EUROPE N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND N.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA-OPTIKSLIP AB
CONTINUUM FRANCE, EURL
CONTINUUM ELECTRO-OPTICS, GMBH
Products
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
KOREA OPTICAL GLASS CO.,LTD.
HOYA OPTICAL TAIWAN CO.,LTD.
HOYA PHOTONICS SINGAPORE PTE LTD
HOYA OPTICAL ASIA CO.,LTD.
HOYA OPT-ELECTRO QINGDAO LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
Products
JAPAN
(Consolidated Subsidiaries)
HOYA OPTICS CORPORATION
HOYA PHOTONICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR - TECHNOLOGIES CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
HOYA-SCHOTT CORPORATION
other 3 companies
Products
Italic : affiliates accounted for by the equity method
Service
CUSTOMERS

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management
"Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize shareholder value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Corporate governance (Outside board members)

We believe that a business should be managed so as to maximize shareholder value. With a view to ensuring that the board of directors adequately represents the shareholders' interests, the Company has co-opted three external directors (half of numbers of board members) to supervise and advise the senior management.

3. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

4. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, bonus payments to employees are linked to business results, and an employee stock ownership plan has been established that allows employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

5. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

3. Business Overview

3-1. Results of Operations

(1) General Overview

Results of Operations	Millions of Yen Year ended Mar. 31, 2003
Net sales	246,293
Operating income	52,982
Ordinary income	50,874
Net income	20,037
EPS (Yen)	171.10

In terms of the economic conditions surrounding the Company in Fiscal 2002, a moderate recovery trend was observed in the Japanese economy as business conditions, mainly in the United States, recovered initially due to progress in inventory adjustment. Thereafter, however, corporate investment in information technology (IT) was depressed amid revelations of accounting scandals in the United States, a lowering of stock prices worldwide, and intensifying Middle East tension, etc. In Japan, too, employment stability was increasingly threatened due to corporate failures and restructuring, a lowering of stock prices intensified due to unloading of cross-shareholdings, and business conditions remained sluggish.

In the currency markets, with respect to average rates during Fiscal 2002, the US dollar depreciated by 3.7%, the euro appreciated by 9.5%, and the Thai baht remained fairly static, all against the yen, respectively on a year-on-year basis.

In this business environment, in the Electro-Optics segment of the HOYA Group, the order volume increased for high precision products as customers increasingly required new product development. In the Vision Care division, overseas sales of eyeglass lenses were solid, while in the Health Care division, sales of contact lenses and intraocular lenses were solid. As a result, consolidated sales during Fiscal 2002 increased 4.7% on a year-on-year basis, which was a historical annual result.

Annual net sales (Million Yen) and average exchange rate (Yen/USD & EURO)


(Million Yen)
(Yen/USD or EURO)
300,000
250,000
200,000
150,000
100,000
50,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.39
128.76
110.70
111.19
125.89
121.20
100.47
110.98
121.48
193,472
201,290
201,110
236,802
235,265
246,293
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Net sales
average exchange rate (USD)
(EURO)

Ratio of Net Sales by Business Segment


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

In Fiscal 2002, every plant in the Electro-Optics segment was in full operation at a high operating rate throughout the period on the back of solid orders for high value-added products in association with the development of next-generation products on the customers' side. In the Vision Care and Health Care divisions, both sales and profits increased with expanded sales of new products and high value-added products. As a result, operating income and ordinary income increased 20.7% and 11.1% on a year-on-year basis respectively, which recorded annual historical results.

At the same time, on the other hand, HOYA carried out structural reform with an eye on the future, and posted extraordinary losses that include approximately Yen15 billion to cover the amount required in connection with the dissolution of the employees' pension fund and approximately Yen3.1 billion that related to abolition of the system of lump sum severance pay in the Vision Care and Crystal divisions, etc. As a result net income decreased 15.6% on a year-on-year basis. Net income per share was Yen171.10, a decrease of Yen33.34 on a year-on-year basis.

Profits (Million Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
26,759
12,348
33,612
17,836
35,484
20,715
48,184
21,860
45,774
23,740
52,982
50,874
20,037
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Operating Income
Ordinary Income
Net Income

HOYA continually strives to increase our shareholder value to meet the expectations of our shareholders. For the dividends of Fiscal 2002, we plan to pay a year-end dividend of Yen 25 per share in consideration of the results. Combined with the interim dividend of Yen 25 per share (paid), the annual dividend per share will be Yen 50, remaining the same as that of the previous year.

(2) Segment Overview

1)Information Technology

Electro-Optics



Annual Net sales of Electro-Optics (Million Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
83,506
86,943
90,174
112,341
101,496
111,460
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03

In terms of mask blanks for manufacturing semiconductors, demand for high technology products, especially for high precision products including blanks for phase-shift masks, etc., grew solidly and sales increased on a year-on-year basis. Sales of photomasks for manufacturing semiconductors remained almost the same year-on-year with a shrinkage in the Japanese market compensated for by a shift in demand for high precision products and by an increase in the weighting of overseas sales. Sales of photomasks for LCDs increased on a year-on-year basis thanks to the starting up of new production lines destined for the overseas market as well as to the intensifying volume-production concerning screen panels for televisions, etc.

In terms of glass disks for HDDs (Hard Disk Drives), coated products ("Media") enjoyed favorable demand thanks to an increase in the number of HDD shipments and sales increased on a year-on-year basis while sales of glass substrates ("Substrates"), on the other hand, were sluggish. Overall sales decreased on a year-on-year basis.

In terms of optical lenses and glasses, shipment of lenses for digital still and video cameras, which had been undergoing a phase of significant production adjustment in Fiscal 2001, recovered substantially in Fiscal 2002. Sales of LCD projectors grew solidly and sales increased on a year-on-year basis.

Photonics



Annual Net sales of Photonics (Million Yen)
10,000
8,000
6,000
4,000
2,000
0
7,796
8,792
7,247
6,533
7,157
5,485
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03

In terms of laser-related equipment, the division handling physicochemical use was sold off in October as part of our business reform. While the sales in Japan of those for industrial use (related to semiconductors and LCD) were favorable, overall sales decreased on a year-on-year basis.

2) Eye Care

Vision Care

Annual Net sales of Vision Care (Million Yen)


100,000
80,000
60,000
40,000
20,000
0
64,989
69,857
71,753
86,198
93,184
94,388
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03

In the domestic eyeglass market, tough conditions persisted as unit prices continued to fall due to deflation as well as to the preponderance of discount shops and a trend towards market bipolarization was observed. HOYA promoted the higher value-addition of products centering on new progressive lens products in order to maintain the power of the HOYA brand. While sales of products in the upper price band were favorable, overall sales decreased on a year-on-year basis.

In the overseas market, too, a substantial volume of low-priced products circulated in the market. However, HOYA actively promoted the higher value-addition, especially the enhancement of progressive rates, of its products in every region and sales of high value-added products increased accordingly. In Europe, sales growth was also helped by a weaker yen against the euro on a year-on-year basis. As a result, overall sales of the segment increased on a year-on-year basis.

Health Care

Annual Net sales of Health Care (Million Yen)


32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
20,915
19,552
19,541
20,129
23,105
26,716
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03

Sales of contact lenses increased on a year-on-year basis thanks to the reinforced sales promotion of high-value-added products including lenses for astigmatism and bifocal lenses and of products backed by our "E-System" of lens compensation services as well as to the effects of the Scrapping & Building program for retail outlets.
Sales of intraocular lenses (IOLs) increased substantially on a year-on-year basis thanks to a favorable increase in sales of "Acryfold," a soft intraocular lens product, which was well received.

3) Lifestyle Refinement

Crystal

Annual Net sales of Crystal (Million Yen)


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,352
12,267
10,516
9,942
8,788
6,719
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03

Sales of crystal decreased on a year-on-year basis due to a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market as well as to the downsizing as part of our business reform in order to reconstruct the HOYA brand.

3-2. Financial Position

(1) Conditions of Assets

	Millions of Yen As of Mar. 31, 2003
Total assets	274,288
Shareholders' equity	224,218
Shareholders' equity ratio	81.7%

At the end of Fiscal 2002, the outstanding balance of cash and deposits increased by Yen 9.37 billion, while Yen 12.32 billion in fixed asset decreased. Total Assets, therefore, decreased by Yen 3.77 billion. Liabilities decreased by Yen 8.84 billion. Shareholders' Equity increased by Yen 5.03 billion as the surplus increased.

(2) Conditions of Cash Flows

	Millions of Yen Year ended Mar. 31, 2003
Net cash provided by operating activities	38,390
Net cash used in investing activities	-13,583
Net cash provided by (used in) financing activities	-14,547
Cash and cash equivalents, end of period	75,694

In terms of Cash flows from operating activities, on the basis of Yen 28.7 billion in Net Income, Yen 19.7 billion of Depreciation and amortization, Net cash provided by operating activities amounted to Yen 38.3 billion. Net cash used in investing activities amounted to Yen 13.5 billion centered mainly on the reinforcement of plant and equipment for Electro-ptics segment. Free cash flow amounted to Yen 24.8 billion and was apportioned to repayments of loans, payments of dividends, etc. Amount of Cash and cash equivalent increased by Yen 9.3 billion in comparison to that of the beginning of the fiscal year.

3-3. Business Plans for the Year Ending March 31, 2004

1) Market Environment

Towards the end of Fiscal 2002, some factors that may hinder the movement of people and freight substantially arose, including the war that started in Iraq that started and a new type of pneumonia (SARS) that began to spread. In Japan, the business outlook is extremely unclear due to deflation, sluggish consumption and a lowering of stock prices as well as to anxiety over possible shortfalls in the electricity supply.

On the other hand, IT-related industries grow steadily with pivotal development of high technology products. Semiconductor- and LCD-related enterprises in Asia, especially in Korea, Taiwan and China, operate vibrantly and demonstrate a strong will to invest in plant and equipment.

2) Issues for the Company

We will continue our research and development efforts with a view to the future. We will continuously bring about new businesses, new products and new markets that will shoulder the operations of the next generation centered on such areas as optical communication and medical care, etc.

In the Electro-Optics segment, we will reinforce sales of high precision products and will make efforts to further reduce costs. With respect to those products for which we have sizable market shares, we will strengthen the relationship of trust with our customers by developing technologies in collaboration with them and by securing a stable supply with reinforced production capacity, etc. and, thereby, we will strengthen our competitive edge.

In terms of the Vision Care segment, conditions are expected to remain tough due to sluggish personal consumption and to the fall in unit prices in Japan. We will secure profitability by implementing the advantages of the shift overseas of our mass production bases that was enacted in Fiscal 2002 and by strengthening the sales of high value-added products including new products. Overseas, we will utilize our laboratories in every region efficiently and will engage in expanding our area-based high-added-value strategy.

In terms of the Health Care segment, and with regard to contact lenses, we will enhance customer satisfaction at existing retail outlets so as to increase and secure our clientele and, at the same time, will strive to increase our sales profits through actively opening new retail outlets. For intraocular lenses, we will engage in expanding our sales of soft lens and will strive to increase our market share in Japan and develop our operations globally.

In terms of plant and equipment investment, we will strengthen our plants and equipment proactively to address technological progress so as to secure our competitive advantage.

4. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of Mar.31,		Variance	
	2003	2002	Value	(%)
ASSETS				
Current assets	178,153	169,587	8,566	5.1
Cash and deposits	75,694	66,321	9,373	
Notes and accounts receivable - trades	58,945	59,095	-150	
Inventories	32,360	35,595	-3,235	
Refundable income tax - receivable	3,899	-	3,899	
Deferred taxes	3,969	3,615	354	
Other current assets	4,583	6,352	-1,769	
Allowance for doubtful receivables	-1,299	-1,392	93	
Fixed asstes	95,723	108,051	-12,328	-11.4
Tangible fixed assets	77,237	85,272	-8,035	-9.4
Buildings and structures	23,539	26,272	-2,733	
Machinery and vehicles	33,203	37,447	-4,244	
Lands	9,326	9,445	-119	
Other tangible fixed assets	11,167	12,107	-940	
Intangible fixed assets	5,106	4,754	352	7.4
Investments and other assets	13,379	18,025	-4,646	-25.8
Investment securities	5,739	5,816	-77	
Long-term deferred taxes	3,210	7,411	-4,201	
Other investments and other assets	6,140	6,378	-238	
Allowance for doubtful receivables	-1,711	-1,580	-131	
Deferred charges	411	429	-18	-4.2
Total Assets	274,288	278,067	-3,779	-1.4
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	47,889	49,113	-1,224	-2.5
Notes and accounts payable - trades	20,405	19,918	487	
Short-term loan payable	2,284	3,378	-1,094	
Income tax payable	2,609	4,867	-2,258	
Accrued bonus	3,512	3,881	-369	
Other current liabilities	19,077	17,066	2,011	
Long-term liabilities	1,996	9,617	-7,621	-79.2
Long-term loan payable	7	569	-562	
Employees retirement benefits	-	7,311	-7,311	
Directors retirement benefits	316	254	62	
Other long-term liabilities	1,673	1,482	191	
Total Liabilities	49,886	58,731	-8,845	-15.1
Minority interest	183	155	28	18.1
Common stock	6,264	6,264	-	-
Additional paid-in capital	15,898	15,898	-	-
Retained earnings	216,271	202,255	14,016	6.9
Evaluation difference of investments securitis	15	110	-95	-86.4
Foreign currency statement translation adjustments	-7,178	-5,331	-1,847	34.6
Treasury stock, at cost	-7,052	-16	-7,036	-
Total Shareholders' Equity	224,218	219,180	5,038	2.3
Total	274,288	278,067	-3,779	-1.4

notes:

	2003	2002	
Accumulated depreciation	148,647	141,232	(Million Yen)
Guarantees of borrowings and lease obligations for customers	496	570	(Million Yen)
Number of shares of treasury stock	951,050	2,059	(stocks)

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Years ended Mar. 31,		Variance	
	2003	2002	Value	(%)
Net sales	246,293	235,265	11,028	4.7
Cost of sales	133,274	134,258	-984	-0.7
Gross profit	113,018	101,006	12,012	11.9
Selling, general and administrative expenses	60,035	57,108	2,927	5.1
Operating income	52,982	43,897	9,085	20.7
Non-operating income	3,038	4,966	-1,928	-38.8
Interest income	580	476	104	
Foreign exchange gains	-	1,033	-1,033	
Equity in earnings of associated companies	417	533	-116	
Others	2,040	2,923	-883	
Non-operating expenses	5,146	3,090	2,056	66.5
Interest expense	374	616	-242	
Foreign exchange losses	1,251	-	1,251	
Others	3,520	2,473	1,047	
Ordinary income	50,874	45,774	5,100	11.1
Extra-ordinary income	1,469	513	956	186.4
Gain on sales of property, plant and equipment	725	335	390	
Gain on sales of investment securities	109	136	-27	
Others	634	41	593	
Extra-ordinary losses	23,600	8,700	14,900	171.3
Coverage to Company's employees pension funds	14,949	-	14,949	
Lump-sum retirement benefit paid to employees	351	-	351	
Additional retirement benefits paid to employees	3,691	1,995	1,696	
Loss on disposal of property, plant and equipment	1,946	1,528	418	
Expense on stoppage of operation	462	777	-315	
Loss on sales of investment securities	6	3,118	-3,112	
Others	2,192	1,280	912	
Income before income taxes and other items	28,742	37,587	-8,845	-23.5
Income taxes - Current	5,648	12,001	-6,353	-52.9
Income taxes - Deferred	3,028	1,745	1,283	73.5
Minority interests in net income	28	99	-71	-71.7
Net income	20,037	23,740	-3,703	-15.6
Net income per share(Yen)	171.10	204.44	-33.34	-16.3

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this year. "2003 B" is the nominal value of this year which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2003 A	2003 B	influences
Net sales	Million Yen	246,293	244,956	1,337
Operating income	Million Yen	52,982	52,533	449
Ordinary income	Million Yen	50,874	50,492	382
Net income	Million Yen	20,037	19,808	229

2. Average rates of major foreign currencies:

		Years ended Mar. 31,		
		2003	2002	Variance(%)
US Dollar	Yen	121.20	125.89	3.7%
Euro	Yen	121.48	110.98	-9.5%
Thail Baht	Yen	2.83	2.83	0.0%

3. Due to the dissolution of the employee pension fund, Yen 14,949 million was posted under extra-ordinary loss in the third quarter of this fiscal year.

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

Items	Millions of Yen		
	Years ended Mar. 31,		
	2003	2002	Variance
Capital Retained Earnings			
Balance at the beginning of the period	15,898	15,898	-
Adjustment of retained earnings	-	-	-
Appropriations	-	-	-
Balance at the end of the period	15,898	15,898	-
Profit Retained Earnings			
Balance at the beginning of the period	202,255	184,361	17,894
Adjustment of retained earnings	20,037	24,472	-4,435
1. Net income	20,037	23,740	-3,703
2. for merger of unconsolidated subsidiaries	-	667	-667
3. for accounting changes at foreign subsidiaries	-	65	-65
Appropriations	6,021	6,579	-558
1. Cash dividends	5,806	6,386	-580
2. Bonuses to directors	149	192	-43
3. for merger of unconsolidated subsidiaries	65	-	65
Balance at the end of the period	216,271	202,255	14,016

(4) Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar.31,		
	2003	2002	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	28,742	37,587	-8,845
Adjustments for:			
Income taxes - paid	-11,508	-15,394	3,886
Depreciation and amortization	19,792	19,635	157
Amortization of Goodwill	-	469	-469
Reversal of accrued bonuses to employees	-359	-190	-169
Reversal of accrued retirement benefits	-7,255	-1,192	-6,063
Provision for (Reversal of) reserve for periodic repairs	-366	243	-609
Accumulation of consolidation account adjustment	-	-171	171
Equity in earnings of associated companies	-417	-533	116
Foreign exchange loss (gain)	705	-305	1,010
Bonus to directors	-149	-194	45
Devaluation losses on investment securities	110	479	-369
Gain on sales of property, plant and equipment and investment securities	-834	-472	-362
Loss on disposal of property, plant and equipment and investment securities	1,953	4,646	-2,693
Gain on transfer of businesses	-488	-	-488
Other	841	993	-152
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	622	-2,445	3,067
(Increase) decrease in inventories	3,207	2,860	347
(Increase) decrease in other current assets	1,979	465	1,514
Increase (decrease) in notes and accounts payable	554	-4,180	4,734
Increase (decrease) in other current liabilities	1,259	-1,278	2,537
Retire benefit payable	22,325	-	22,325
payment of retire benefit payable	-22,325	-	-22,325
Total adjustment			
Net cash provided by operating activities	38,390	41,023	-2,633
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-14,212	-19,000	4,788
Proceeds from sales of property, plant and equipment	2,254	479	1,775
Purchases of investment securities	-345	-118	-227
Proceeds from sales of investment securities	321	1,631	-1,310
Payments for purchases of affiliates (Sweden), etc. net of cash acquired	-1,301	-785	-516
Increase in investments and other assets	-1,755	-2,416	661
Decrease in investments and other assets	562	557	5
Net cash used in investing activities	-13,583	-19,653	6,070
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-1,264	-1,722	458
Proceeds from long-term bank loans	-	90	-90
Repayment of long term bank loans	-434	-126	-308
Net (increase) decrease in treasury stock	-7,036	-16	-7,020
Dividends paid	-5,813	-6,412	599
Net cash used in financing activities	-14,547	-8,186	-6,361
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,259	13,183	-2,924
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-927	1,149	-2,076
Cash and cash equivalents of merged unconsolidated subsidiaries, beginning of year	41	290	-249
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	66,321	51,697	14,624
CASH AND CASH EQUIVALENTS, END OF YEAR	75,694	66,321	9,373

(5) Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 52 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA LENS EUROPE N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA OPTICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 6 companies
   (Number of affiliates accounted for by the equity method : 2 companies;
   Major affiliate : NH TECHNO GLASS CORPORATION)

Notes Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:
   In comparison to March 31, 2002
   a. Scope of consolidation ....1company increased in total.

   2 companies increased due to the establishment:
   HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CORPORATION (Japan)
   HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore)

   1 company increased due to the acquisition:
   HOYA LENS OF CHICAGO, INC. (USA)

   2 companies decreased due to the merger:
   HOYA CRYSTAL CORPORATION (Japan)
   HOYA CRYSTAL SHOP CORPORATION (Japan)
   (The above two companies were merged into HOYA CORPORATION.)

   b. Application of the equity method ....No change

2. Changes in accounting policy :
   None

	as of Mar. 31, 2003	as of Mar. 31, 2002	variance
Consolidated subsidiaries	52 (do 6, os46)	51 (do 7, os44)	1 (do-1, os +2)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)
Affiliates	6 (do 6, os -)	6 (do 6, os -)	- (do-, os-)
Total Hoya Group	58	57	1

(do : domestic, os : overseas)

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen As of Mar. 31, 2003	2002
Cash and deposits	75,694	66,321
Marketable securities	-	-
Total	75,694	66,321

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Year ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

Current assets	309
Goodwill	1,132
Fixed assets	-
Current liabilities	93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

Year ended Mar. 31, 2002

HOYA-OPTIKSLIP AB (as of Oct. 1, 2001)

Current assets	561
Fixed assets	190
Current liabilities	-456
Long-term liabilities	-164
Adjustment of consolidation	335
Stock of company of the equity method	-65
Value for acquisition of shares of this subsidiary	400
Cash and cash equivalents possessed by this subsidiary	-15
Balance : Payments for purchases of this subsidiary net of cash acquired	384

EAGLE OPTICS, INC. (as of Feb. 1, 2002)

Current assets	76
Goodwill	469
Fixed assets	61
Current liabilities	-72
Long-term liabilities	-52
Value for acquisition of shares of this subsidiary	480
Cash and cash equivalents possessed by this subsidiary	-6
Balance : Payments for purchases of this subsidiary net of cash acquired	474

THAI HOYA LENS LTD. (as of Mar. 31, 2002)

Current assets	411
Fixed assets	64
Current liabilities	-54
Long-term liabilities	-4
Adjustment of consolidation	-147
Stock of company of the equity method	-212
Value for acquisition of shares of this subsidiary	58
Cash and cash equivalents possessed by this subsidiary	-132
Balance : Payments for purchases of this subsidiary net of cash acquired	-73

Notes Relating to Consolidated Statements of Cash Flows......2

Millions of Yen

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiary

Year ended Mar. 31, 2003

HOYA CUSTOMER SERVICE CORPORATION (as of Mar. 1, 2003)

Current assets	22
Fixed assets	0
Total assets	22
Current liabilities	6
Long-term liabilities	-
Total liabilities	6

HOYA TECHNO-PROCESS CORPORATION (as of Mar. 1, 2003)

Current assets	41
Fixed assets	0
Total assets	41
Current liabilities	26
Long-term liabilities	-
Total liabilities	26

H.C.S.NISHI-NIHON CORPORATION (as of Mar. 1, 2003)

Current assets	18
Fixed assets	-
Total assets	18
Current liabilities	4
Long-term liabilities	-
Total liabilities	4

Year ended Mar. 31, 2002

HOYA FIBER-PHOTONICS CORPORATION

(merged into HOYA CORPORATION as of July 1, 2001)

Current assets	388
Fixed assets	46
Total assets	434
Current liabilities	66
Long-term liabilities	3
Total liabilities	69

WELFARE CORPORATION

(merged into HOYA SERVICE CORPORATION, a consolidated subsidiary on Oct. 1, 2001)

Current assets	530
Fixed assets	201
Total assets	732
Current liabilities	100
Long-term liabilities	26
Total liabilities	126

(Note:This company was reborn as a consolidated subsidiary divided from HOYA SERVICE CORP. on Jan.1, 2002)

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

		As of Mar. 31,					
		2003			2002		
Available-for-sale		Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securities of which *fair value* exceeds *cost*	Marketable Equity securitie	51	90	38	299	503	203
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	51	90	38	299	503	203
Securities of which *fair value* does NOT exceed *cost*	Marketable Equity securitie	93	80	-13	99	86	-13
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	93	80	-13	99	86	-13
Total		144	170	25	399	589	189

2. Condition of sales of marketable securitiearket during this fiscal year:

(Millions of Yen)

	Years ended March 31,	
	2003	2002
Value of sales	321	1,631
Total of gains from sales	109	136
Total of losses from sales	6	3,118

3. Investment securities of non-current market values:

(Millions of Yen)

	As of Mar. 31,	
	2003	2002
Non-marketable equity securities	4,911	4,760
Non-marketable corporate bonds	-	-
Commercial paper	-	-

4. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen As of Mar. 31, 2003	2002
(1) Current deferred tax assets and liabilities		
Deferred tax assets		
Excess deductible amount of depreciation expenses	1,264	1,266
Excess deductible amount of expenses for accrued bonus	1,361	1,089
Inventories - intercompany unrealized profits	829	921
Enterprise tax not deductible	76	351
Other deferred tax assets	772	622
Total amount of deferred tax assets - current	4,304	4,250
Deferred tax liabilities		
Prepaid pension expenses	-	-518
Other deferred tax liabilities	-334	-116
Total amount of deferred tax liabilities - current	-334	-635
Net amount of deferred tax assets - current	3,969	3,615
(2) Non-current deferred tax assets and liabilities		
Deferred tax assets		
Excess amount of inclusion in deductible expenses for depreciation	1,589	2,910
Excess amount of inclusion in deductible expenses for reserve for employees' retirement benefits	-	2,548
Amount denied of evaluation loss of fixed assets	913	677
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	401	246
Other deferred tax assets	1,382	2,253
Total amount of deferred tax assets - fixed	4,286	8,635
Deferred tax liabilities		
Reserve for deferred income taxes on fixed assets	-582	-656
Special depreciation reserve	-312	-344
Difference of evaluation for marketable securities	-10	-78
Other deferred tax liabilities	-171	-145
Total amount of deferred tax liabilities - fixed	-1,076	-1,224
Net amount of deferred tax assets - fixed	3,210	7,411

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Years ended Mar.31, 2003	2002
Statutory tax rate of the Company	41.7 %	41.7 %
(Adjustment)		
Lower income tax rates applicable to income in certain foreign countries	-13.5	-5.2
Non-Deductible expenses such as entertainment expenses	0.6	0.5
Per capita levy of inhabitants tax and others	0.4	0.3
Non-taxable income such as dividend received	-2.1	-3.9
Intercompany cash dividend	2.1	3.8
Correction of decrease of deferred tax assets due to change of tax rate	0.3	-
Other adjustment	0.7	-0.6
Effective income tax rate	30.2	36.6

Notes Relating to Employees' Retirement Benefits

1. **Systems of employees' retirement benefits the Company adopts**

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. **Details of liabilities for employees' retirement benefits**

(1) Breakdown of liabilities for employees' retirement benefits	Millions of Yen As of Mar. 31, 2003	2002
Liabilities for employees' retirement benefits	-	66,510
Pension assets	-	-37,126
Accrued liabilities for employees' retirement benefits	-	29,383
Unappropriated amount of the difference arising from the change in accounting standards	-	2,745
Unrecognized prior service cost (decrease in liabilities)	-	1,696
Unrecognized actuarial differences (increase in liabilities)	-	-27,756
Prepaid pension expenses	-	1,243
Reserve for employees' retirement benefits	-	7,311

(2) Breakdown of expenses for employees' retirement benefits	Years ended Mar.31, 2002	2001
Service cost	1,695	1,667
Interest expenses	1,234	1,879
Expected return of investments	-1,522	-2,194
Difference arising from the change in accounting standards	-156	-210
Prior service cost	-122	-162
Actuariaal differences	1,780	-
sub total	2,908	2,000
Payment for dissolution of Company's employees pension funds	14,949	-
Lump-sum retirement benefit paid to employees	351	-
Additional retirement benefits paid to employees	3,691	1,995
Expenses for employees' retirement benefits	21,899	3,996

(3) Calculation basis of liabilities for employees' retirement benefits	Years ended Mar.31, 2003	2002
1. Discount rate	-	2.5%
2. Expected rate of return of investments	5.5%	5.5%
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	pro rata division over the period	
4. Number of years over which the difference arising from the change in accounting standards is amortized	15 years	15 years
5. Number of years over which the prior service cost is amortized	12 years	12 years
6. Number of years over which the actuarial differences are amortized	12 years	12 years

5. Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

(Figures less than a million Yen are omitted.)

Annual : for the year ended March 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	111,460	5,485	94,388	26,716	6,719	1,522	246,293	-	246,293
Intersegment	206	-	1,987	0	35	3,025	5,255	(5,255)	-
Total	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
Operating expenses	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
Operating income	34,414	-588	15,398	5,088	-11	239	54,539	(1,557)	52,982
Operating margin	30.8%	-10.7%	16.0%	19.0%	-0.2%	5.3%	21.7%	-	21.5%
Assets	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
Depreciation	13,128	83	5,578	570	302	32	19,697	95	19,792
Capital Expenditures	10,443	151	3,934	426	776	12	15,744	203	15,948
R&D Expenses	5,857	373	1,704	773	2	-	8,710	-29	8,681
Number of employees (p)	6,509	135	6,321	617	201	129	13,912	47	13,959

Annual : for the year ended March 31, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	101,496	7,157	93,184	23,105	8,788	1,534	235,265	-	235,265
Intersegment	481	-	28	811	34	3,109	4,465	(4,465)	-
Total	101,977	7,157	93,212	23,916	8,822	4,643	239,730	(4,465)	235,265
Operating expenses	74,188	7,623	78,798	20,487	8,824	4,392	194,314	(2,947)	191,367
Operating income	27,788	-466	14,414	3,429	-1	251	45,415	(1,517)	43,897
Operating margin	27.3%	-6.5%	15.5%	14.3%	-0.0%	5.4%	18.9%	-	18.7%
Assets	111,805	4,515	92,309	15,815	8,683	3,444	236,575	41,492	278,067
Depreciation	12,687	227	5,515	554	497	36	19,518	117	19,635
Capital Expenditures	13,279	53	5,259	686	254	1	19,534	50	19,585
R&D Expenses	4,558	510	1,573	597	49	-	7,289	0	7,289
Number of employees (p)	5,671	235	6,311	624	303	123	13,267	44	13,311

Ref:

Differences between the years ended Mar.31, 2003 and 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	9,964	-1,672	1,204	3,611	-2,069	-12	11,028	-	11,028
Variance	9.8%	-23.4%	1.3%	15.6%	-23.5%	-0.8%	4.7%	-	4.7%
Intersegment	-275	-	1,959	-811	1	-84	790	(790)	-
Total	9,690	-1,672	3,164	2,800	-2,068	-95	11,818	(790)	11,028
Operating expenses	3,065	-1,550	2,179	1,141	-2,058	-84	2,694	(751)	1,943
Operating income	6,626	-122	984	1,659	-10	-12	9,124	(40)	9,085
Variance	23.8%	-	6.8%	48.4%	-	-4.8%	20.1%	-	20.7%
Assets	3,072	-1,818	5,768	631	-274	-1,012	6,365	-10,144	-3,779
Depreciation	441	-144	63	16	-195	-4	179	-22	157
Capital Expenditures	-2,836	98	-1,325	-260	522	11	-3,790	153	-3,637
R&D Expenses	1,299	-137	131	176	-47	-	1,421	-29	1,392
Number of employees (p)	838	-100	10	-7	-102	6	645	3	648

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Laser equipments for industrial, research & laboratory, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, hearing aids, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

Business of hearing aids in Healthcare segment was sold to the Harmony Corporation (Japan) with effect on Mar.31, 2003.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2003 and 2002 are as follows:

2003	2002
2,052 Million Yen	1,980 Million Yen

3. Corporate assets mainly consist of cash, time deposits, marketable securities, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Mar. 31, 2003 and 2002 are as follows:

2003	2002
51,570 Million Yen	51,631 Million Yen

(2) Geographic Segments

(Figures less than a million Yen are omitted.)

Annual : for the year ended March 31, 2003

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	166,178	35,770	32,639	11,704	246,293	-	246,293
Intersegment	17,343	73	1,890	44,513	63,820	(63,820)	-
Total	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
Operating expenses	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
Operating income	34,560	945	6,118	10,937	52,562	420	52,982
Operating margin	18.8%	2.6%	17.7%	19.5%	16.9%	-	21.5%
Assets	139,012	19,505	34,970	59,155	252,643	21,645	274,288

Annual : for the year ended March 31, 2002

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	159,368	36,984	28,964	9,948	235,265	-	235,265
Intersegment	14,963	113	1,195	40,329	56,602	(56,602)	-
Total	174,332	37,098	30,159	50,277	291,868	(56,602)	235,265
Operating expenses	143,426	35,139	25,918	43,108	247,592	(56,225)	191,367
Operating income	30,906	1,958	4,241	7,168	44,275	(377)	43,897
Operating margin	17.7%	5.3%	14.1%	14.3%	15.2%	-	18.7%
Assets	138,962	21,000	30,356	55,412	245,730	32,336	278,067

Ref:

Differences between the years ended Mar.31, 2003 and 2002

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	6,810	-1,214	3,675	1,756	11,028	-	11,028
Variance	4.3%	-3.3%	12.7%	17.7%	4.7%	-	4.7%
Intersegment	2,380	-40	695	4,184	7,218	-7,218	-
Total	9,189	-1,254	4,370	5,941	18,245	-7,218	11,028
Operating expenses	5,534	-241	2,493	2,173	9,959	-8,016	1,943
Operating income	3,654	-1,013	1,877	3,769	8,287	797	9,085
Variance	11.8%	-51.7%	44.3%	52.6%	18.7%	-	20.7%
Assets	50	-1,495	4,614	3,743	6,913	-10,691	-3,779

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

   North America: United States of America and Canada
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas. Corporate operating expenses for the years ended Mar. 31, 2003 and 2002 are as follows:

   2003 1,812 Million Yen 2002 1,770 Million Yen

3. Corporate assets mainly consist of cash, time deposits, marketable securities, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Mar. 31, 2003 and 2002 are as follows:

   2003 40,279 Million Yen 2002 48,341 Million Yen

(3) Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

Annual : for the year ended Mar. 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	36,692	38,788	32,772	33	108,287
Consolidated Sales (B)					246,293
Overseas Sales ratio A/B	14.9%	15.8%	13.3%	0.0%	44.0%
Regional Sales ratio	33.9%	35.8%	30.3%	0.0%	100.0%

Annual : for the year ended Mar. 31, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	39,746	38,143	25,079	47	103,017
Consolidated Sales (B)					235,265
Overseas Sales ratio A/B	16.9%	16.2%	10.7%	0.0%	43.8%
Regional Sales ratio	38.6%	37.0%	24.4%	0.0%	100.0%

Ref:

Differences between the years ended Mar.31, 2003 and 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-3,054	645	7,693	-14	5,270
Consolidated Sales (B)					11,028
Variance of Overseas Sales	-7.7%	1.7%	30.7%	-29.8%	5.1%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

6. Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

Millions of Yen [%]

Business Category / Company	Years ended March 31, 2003		2002		Variance Value	%
Electro-Optics						
Domestic	64,273	(57.7)	56,383	(55.6)	7,890	14.0
Overseas	47,186	(42.3)	45,112	(44.4)	2,074	4.6
total	111,460	[45.3]	101,496	[43.1]	9,964	9.8
Photonics						
Domestic	3,296	(60.1)	3,630	(50.7)	-334	-9.2
Overseas	2,188	(39.9)	3,526	(49.3)	-1,338	-37.9
total	5,485	[2.2]	7,157	[3.0]	-1,672	-23.4
Information Technology						
Domestic	67,570	(57.8)	60,013	(55.2)	7,557	12.6
Overseas	49,375	(42.2)	48,639	(44.8)	736	1.5
total	116,946	[47.5]	108,653	[46.2]	8,293	7.6
Vision Care						
Domestic	36,160	(38.3)	39,715	(42.6)	-3,555	-9.0
Overseas	58,227	(61.7)	53,468	(57.4)	4,759	8.9
total	94,388	[38.3]	93,184	[39.6]	1,204	1.3
Health Care						
Domestic	26,655	(99.8)	23,013	(99.6)	3,642	15.8
Overseas	61	(0.2)	91	(0.4)	-30	-33.0
total	26,716	[10.8]	23,105	[9.8]	3,611	15.6
Eye Care						
Domestic	62,816	(51.9)	62,729	(53.9)	87	0.1
Overseas	58,288	(48.1)	53,560	(46.1)	4,728	8.8
total	121,105	[49.2]	116,289	[49.4]	4,816	4.1
Crystal						
Domestic	6,096	(90.7)	7,975	(90.7)	-1,879	-23.6
Overseas	622	(9.3)	812	(9.3)	-190	-23.4
total	6,719	[2.7]	8,788	[3.7]	-2,069	-23.5
Service						
Domestic	1,522	(100.0)	1,528	(99.6)	-6	-0.4
Overseas	0	(0.0)	5	(0.4)	-5	0.0
total	1,522	[0.6]	1,534	[0.7]	-12	-0.8
Lifestyle Refinement						
Domestic	7,619	(92.5)	9,504	(92.1)	-1,885	-19.8
Overseas	622	(7.5)	817	(7.9)	-195	-23.9
total	8,241	[3.3]	10,322	[4.4]	-2,081	-20.2
Total Net Sales						
Domestic	138,006	(56.0)	132,248	(56.2)	5,758	4.4
Overseas	108,286	(44.0)	103,017	(43.8)	5,269	5.1
Total	246,293	[100.0]	235,265	[100.0]	11,028	4.7

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

7.Changes in Directors of HOYA CORPORATION

(With effect on June 20, 2003)

Subject to the approval and passage of the proposition for amendment to the Articles of Incorporation at the 65th Ordinary General Meeting of Shareholders of the Company scheduled for June 20, 2003, the Company is scheduled to adopt the "Company with Committees" system ("Committee System") under the revised Commercial Code. The following change in officers is concomitant with the adoption of the Committee System.

1. Change in Representative Directors
No change
With the adoption of the Committee System, the position of "Representative Director" will be abolished and a new position of "Representative Executive Officer" will be introduced.

2. Change in the Other Directors
1) Candidates for New Directors

Outside Director	Yoshikazu Hanawa	Presently Chairman of Nissan Motor Co.,Ltd.
Outside Director	Eiko Kono	Presently President and Representative Director of Recruit Co., Ltd.

It is subject to the election (as a Director) at the 65th Ordinary General Meeting of Shareholders of the Company scheduled for June 20, 2003.

2) Candidates for Directors to be reelected upon expiration of their term of office.

Director	Hiroshi Suzuki	Presently President and Representative Director of the Company
Director	Kenji Ema	Presently Executive Managing Director of the Company
Outside Director	Takeo Shiina	Presently Outside Director of the Company, Senior Advisor of IBM Japan, Ltd.
Outside Director	Yuzaburo Mogi	Presently Outside Director of the Company, President and Representative Director of Kikkoman Corporation

3) Candidates for Directors to be reelected who resigned in the middle of their term of office.

Director	Hiroaki Tanji	Presently Director of the Company
Outside Director	Naotaka Saeki	Presently Outside Director of the Company, Senior Advisor of UFJ Bank Limited

The above-mentioned measures are concomitant with the adoption of the Committee System.

The "Outside Director" in the paragraphs 1), 2) and 3) above is a director who satisfies the requirements of outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

4) Retiring Auditors

Standing Corporate Auditor	Takashi Kato
Standing Corporate Auditor	Yasuo Ozawa
Standing Corporate Auditor	Katsuhiro Matsunaga
Corporate Auditor	Hideaki Iizuka

It is due to the abolition of the position of auditor since an Audit Committee will be established concomitant with the adoption of the Committee System.

5) Executive Officers scheduled to assume their positions

Representative Executive Officer	Hiroshi Suzuki
Executive Officer	Kenji Ema
Executive Officer	Hiroaki Tanji

3. Date of Newly Appointment
June 20, 2003

HOYA

April 21, 2003

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the fourth quarter (three months ended March 31, 2003 and 2002)

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Three months ended March 31, 2003	2002	Variance (%)
Net sales	61,653	59,819	3.1
Operating income	13,000	10,982	18.4
Ordinary income	13,412	11,709	14.5
Net income	7,317	4,938	48.2
Net income per share(Yen)	61.62	42.53	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Mar. 31, 2003	As of Dec. 31, 2002	As of Mar. 31, 2002
Total assets	274,288	293,641	278,067
Shareholders' equity	224,218	222,735	219,180
Shareholders' equity ratio	81.7%	75.9%	78.8%
Shareholders' equity per share (Yen)	1,946.79	1,918.30	1,887.50

(3)Conditions of Cash Flow	Three months ended March 31, 2003	2002
Net cash provided by operating activities	-79	17,497
Net cash used in investing activities	-4,707	-2,907
Net cash provided by (used in) financing activities	-7,337	-250
Cash and cash equivalents, end of period	75,694	66,321

1. Business Overview

1-1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Mar. 31, 2003
Net sales	61,653
Operating income	13,000
Ordinary income	13,412
Net income	7,317
Net income per share(Yen)	61.62

In the quarter under review, the situation overseas turned extremely unstable as the war in Iraq started and a new type of pneumonia began to spread in Asia, etc. In Japan, the lowering of stock prices intensified, weak personal consumption persisted, and business conditions remained sluggish.

In the currency markets during the same quarter, the US dollar depreciated by 10.9% and the Thai baht depreciated by 8.9%, but the euro appreciated by 11.1%, all against the yen, respectively on a year-on-year basis.

In this business environment, in the Electro-Optics segment of the HOYA Group, demand for high precision products continues to be favorable. In the Vision Care division, overseas sales of eyeglass lenses were solid, while in the Health Care division, sales of contact lenses and intraocular lenses were also solid. Those high function products sold well in each division and sales increased. As a result, consolidated sales during the quarter increased 3.1% on a year-on-year basis to Yen 61,653 million, almost to the same level as that of the 2nd quarter of Fiscal 2002, which was itself a record quarterly result.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
106.20 108.10 111.68 118.78 122.80 121.25 126.02 133.50 123.77 120.22 122.68 121.83 119.00
128.44
56,323 59,372 60,529 60,578 60,321 58,037 57,088 59,819 61,242 61,771 61,627 61,653
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, in the Electro-Optics segment of the HOYA Group, we received a persistent volume of orders for high precision products and the main factories were kept fully operational. In the Eye Care segment, too, we expanded sales of high-value-added products, such that sales of both segments increased. On a Group basis, operating income, ordinary income and net income for the 4th quarter increased 18.4%, 14.5% and 48.2% respectively on a year-on-year basis.

Quarterly Incomes (Millions of Yen)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
9,884
10,146
6,233
12,967
7,458
12,090
12,695
7,805
12,376
364
11,613
12,124
7,468
10,573
6,192
10,068
11,368
5,142
10,982
11,709
4,938
12,598
10,848
6,868
14,179
12,435
-2,125
13,000
13,412
7,317
Jun-00
Sep-00
Dec-00
Mar-03
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Operating Income
Ordinary Income
Net Income

* : In the quarter ended March 31, 2001, the Company amortized goodwill for Yen 14,347 million and appropriated it into extra-ordinary loss.

* : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, orders for high technology products increased including blanks for phase-shift masks, etc. and sales increased on a year-on-year basis.

Sales of photomasks for manufacturing semiconductors increased on a year-on-year basis as demand for masks to develop new products increased. Sales of photomasks for LCDs also increased on a year-on-year basis due to robust demand for masks as individual LCD manufacturers actively started operation of new production lines and began development of new models.

In terms of glass disks for HDDs (Hard Disk Drives), sales of complete media ("Media") increased on a year-on-year basis while sales of glass substrates ("Substrates") decreased as shipments of those designed for desktop model PCs decreased. Overall sales decreased on a year-on-year basis.

In terms of optical lenses and glasses, sales of lenses grew substantially as the market in digital still and video cameras recovered substantially. Overall sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
As the division handling laser-related equipment for scientific use was sold off in October, overall sales decreased on a year-on-year basis.

Quarterly Net Sales of Electro-Optics (Millions of Yen)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, tough conditions persisted as unit prices continued to fall due to deflation as well as to the preponderance of discount shops and a trend towards market bipolarization was observed. HOYA introduced new products into the market and further promoted the higher value-addition of products centered on progressive lenses so as to strengthen sales of products in the upper price band. Sales, however, decreased on a year-on-year basis.

In the overseas market, too, a substantial volume of low-priced products was circulating in the market. However, HOYA actively promoted the higher value-addition of its products including progressive and highly refractive lenses across all regions and sales increased on a year-on-year basis. The sales growth was also helped by a weaker yen against the euro in the currency markets on a year-on-year basis.

As a result, overall sales of the Vision Care division decreased.

Health Care

Sales of contact lenses increased on a year-on-year basis thanks to the reinforced sales promotion of high-value-added products including lenses for astigmatism and bifocal lenses and of products backed by our "E-System" of lens compensation services as well as to the establishment of new outlets and to the effects of the Scrapping & Building program for retail outlets.

Sales of intraocular lenses increased on a year-on-year basis thanks to the favorable sales of "Acryfold," a soft intraocular lens product, which was well received.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis due to the dampened personal consumption amid sluggish economic conditions as well as to our downsizing as part of the business reform in order to reconstruct business operations.

Quarterly Net Sales of lifestyle Refinement (Millions of Yen)


4,000
3,000
2,000
1,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Crystal
Service

1-2. Financial Position

1) Conditions of Assets

	Millions of Yen As of Mar. 31, 2003
Total assets	274,288
Shareholders' equity	224,218
Shareholders' equity ratio	81.7%

At the end of the quarter under review, the current assets decreased by Yen 17,942 million since the Company paid Yen 15,274 for the dissolution of the employees pension funds. Fixed assets decreased by Yen 1,329 million and total assets decreased Yen 19,353 million.

2) Conditions of Cash Flows

	Millions of Yen Three months ended Mar. 31, 2003
Net cash provided by operating activities	-79
Net cash used in investing activities	-4,707
Net cash provided by (used in) financing activities	-7,337
Cash and cash equivalents, end of period	75,694

In terms of cash flows from operating activities, relating to pension fund transactions the Company paid Yen 15,274 million and Yen 7,051 million of lump-sum retirement benefit, decreased to Yen 79 million negative.

2. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Mar.31,2003	Dec.31,2002	Variance(%)	Mar.31,2002
ASSETS				
Current assets	178,153	196,095	-9.1	169,587
Cash and deposits	75,694	87,434		66,321
Notes and accounts receivable - trades	58,945	60,932		59,095
Inventories	32,360	33,811		35,595
Refundable income tax - receivable	3,899	4,163		-
Deferred taxes	3,969	4,996		3,615
Other current assets	4,583	6,083		6,352
Allowance for doubtful receivables	-1,299	-1,326		-1,392
Fixed asstes	95,723	97,052	-1.4	108,051
Tangible fixed assets	77,237	78,961	-2.2	85,272
Buildings and structures	23,539	23,925		26,272
Machinery and vehicles	33,203	34,275		37,447
Lands	9,326	9,137		9,445
Other tangible fixed assets	11,167	11,623		12,107
Intangible fixed assets	5,106	3,907	30.7	4,754
Investments and other assets	13,379	14,184	-5.7	18,025
Investment securities	5,739	5,577		5,816
Long-term deferred taxes	3,210	3,972		7,411
Other investments and other assets	6,140	6,028		6,378
Allowance for doubtful receivables	-1,711	-1,394		-1,580
Deferred charges	411	492	-16.5	429
Total Assets	274,288	293,641	-6.6	278,067
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	47,889	68,720	-30.3	49,113
Notes and accounts payable - trades	20,405	20,980		19,918
Short-term loan payable	2,284	2,549		3,378
Income tax payable	2,609	2,038		4,867
Accrued bonus	3,512	1,908		3,881
Other current liabilities	19,077	18,918		17,066
Long-term liabilities	1,996	2,023	-1.3	9,617
Long-term loan payable	7	15		569
Employees retirement benefits	-	-		7,311
Directors retirement benefits	316	315		254
Other long-term liabilities	1,673	1,693		1,482
Total Liabilities	49,886	70,743	-29.5	58,731
Minority interest	183	161	13.7	155
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	216,271	209,020	3.5	202,255
Evaluation difference of investments securitis	15	9	66.7	-
Foreign currency statement translation adjustments	-7,178	-8,344	-14.0	-5,331
Treasury stock, at cost	-7,052	-113	-	-16
Total Shareholders' Equity	224,218	222,735	0.7	219,180
Total	274,288	293,641	-6.6	278,067

notes:

Accumulated depreciation	148,647	146,711	(Million Yen)	141,232
Guarantees of borrowings and lease obligations for customers	496	529	(Million Yen)	570
Number of shares of treasury stock	951,050	13,828	(stocks)	2,059

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2003 and 2002)

Millions of Yen

	Three months ended Mar. 31, 2003	2002	Variance Value	Variance (%)	Dec.31, 2002
Net sales	61,653	59,819	1,834	3.1	61,627
Cost of sales	33,285	33,820	-535	-1.6	33,193
Gross profit	28,368	25,999	2,369	9.1	28,434
Selling, general and administrative expenses	15,368	15,016	352	2.3	15,000
Operating income	13,000	10,982	2,018	18.4	13,433
Non-operating income	1,203	1,424	-221	-15.5	358
Interest income	174	141	33		134
Foreign exchange gains	46	408	-362		-
Equity in earnings of associated companies	65	51	14		27
Others	918	824	94		197
Non-operating expenses	791	697	94	13.5	1,356
Interest expense	84	163	-79		67
Foreign exchange losses	-	-	-		433
Others	707	534	173		857
Ordinary income	13,412	11,709	1,703	14.5	12,435
Extra-ordinary income	517	215	302	140.5	767
Gain on sales of investment securities	-	135	-135		650
Gain on sales of property, plant and equipment	-	45	-45		-
Others	517	-	517		117
Extra-ordinary losses	3,232	3,778	-546	-14.5	18,096
Coverage to Company's employees pension funds	-	-	-		14,949
Lump-sum retirement benefit paid to employees	-	-	-		351
Additional retirement benefits paid to employees	611	1,126	-515		1,659
Loss on disposal of property, plant and equipment	1,068	1,165	-97		539
Expense on stoppage of operation	462	455	7		-
Loss on sales of investment securities	6	-	6		-
Others	1,082	1,032	50		598
Income before income taxes and other items	10,697	8,145	2,552	31.3	-4,893
Income taxes - Curent	2,340	3,613	-1,273	-35.2	-4,809
Income taxes - Deferred	1,033	-409	1,442	-	2,030
Minority interests in net income	8	3	5	166.7	9
Net income	7,317	4,938	2,379	48.2	-2,125
Net income per share(Yen)	61.62	42.53	19.09		-18.29

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2003 A	2003 B	influences
Net sales	Million Yen	61,653	62,208	-555
Operating income	Million Yen	13,000	13,100	-100
Ordinary income	Million Yen	13,412	13,547	-135
Net income	Million Yen	7,317	7,492	-175

2. Average rates of major foreign currencies

		Three months ended Mar. 31, 2003	2002	Variance(%)
US$	Yen	119.00	133.50	10.9%
Euro	Yen	128.44	115.65	-11.1%
Thail Baht	Yen	2.78	3.05	8.9%

3. Due to the dissolution of the employee pension fund, Yen 14,949 million was posted under extra-ordinary loss in the third quarter of this fiscal year.

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2003 and 2002)

Items	Millions of Yen			
	Three months ended,			Three months ended,
	Mar.31, 2003	Mar.31, 2002	variance	Dec.31, 2002
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	209,020	197,250	11,770	214,048
Adjustment of retained earnings	7,317	5,003	2,314	-
1. Net income	7,317	4,938	2,379	-
2. for merger of unconsolidated subsidiaries	-	-	-	-
3. for accounting changes at foreign subsidiaries	-	65	-65	-
Appropriations	65	-	65	5,028
1. Net loss	-	-	-	2,125
2. Cash dividends	-	-	-	2,903
3. Bonuses to directors	-	-	-	-
4. for merger of unconsolidated subsidiaries	65	-	65	-
Balance at the end of the period	216,271	202,255	14,016	209,020

(4) Consolidated Statements of Cash Flows (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2003 and 2002)	Millions of Yen Three months ended Mar.31, 2003	2002	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	10,697	8,145	2,552
Adjustments for:			
Income taxes - paid	-1,331	-2,557	1,226
Depreciation and amortization	5,061	5,550	-489
Amortization of Goodwill	-	469	-469
Reversal of accrued bonuses to employees	1,602	1,782	-180
Reversal of accrued retirement benefits	1	-491	492
Provision for (Reversal of) reserve for periodic repairs	-122	29	-151
Equity in earnings of associated companies	-64	-51	-13
Foreign exchange gain	-12	-110	98
Devaluation losses on non-current marketable securities	15	281	-266
Gain on sales of property, plant and equipment and inv. securities	-	-181	181
Loss on disposal of property, plant and equipment and inv. securities	1,075	1,166	-91
Gain on transfer of businesses	-488	-	-488
Other	471	114	357
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	2,725	395	2,330
(Increase) decrease in inventories	1,778	1,820	-42
(Increase) decrease in other current assets	1,800	420	1,380
Increase (decrease) in notes and accounts payable	-792	-738	-54
Increase (decrease) in other current liabilities	-172	1,454	-1,626
Payment of retire benefit payable	-22,325	-	-22,325
Total adjustment			
Net cash provided by operating activities	-79	17,497	-17,576
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-3,901	-3,788	-113
Proceeds from sales of property, plant and equipment	186	124	62
Purchases of investment securities	-238	0	-238
Proceeds from sales of investment securities	13	1,601	-1,588
Payments for purchases of consolidated subsidiaries, net of cash acquired	-1,301	-400	-901
Increase in investments and other assets	-404	-674	270
Decrease in investments and other assets	44	230	-186
Proceeds from transfer of business	893	-	893
Net cash used in investing activities	-4,707	-2,907	-1,800
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-344	-153	-191
Repayment of long term bank loans	-7	-85	78
Net (increase) decrease in treasury stock	-6,939	-11	-6,928
Dividends paid	-45	-	-45
Net cash used in financing activities	-7,337	-250	-7,087
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-12,124	14,339	-26,463
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-11,781	212	-11,993
Cash and cash equivalents of merged unconsolidated subsidiaries, beginning of y	41	-	41
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	87,434	51,769	35,665
CASH AND CASH EQUIVALENTS, END OF YEAR	75,694	66,321	9,373

(5) Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 52 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA LENS EUROPE N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA OPTICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 6 companies
   (Number of affiliates accounted for by the equity method : 2 companies;
   Major affiliate : NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Dec.31, 2002 ....No change in the number of subsidiaries in total.

1 company increased due to the establishment:
HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore)

1 company increased due to the acquisition:
HOYA LENS OF CHICAGO, INC. (USA)

2 companies decreased due to the merger:
HOYA CRYSTAL CORPORATION (Japan)
HOYA CRYSTAL SHOP CORPORATION (Japan)
(The above two companies were merged into HOYA CORPORATION.)

In comparison to Mar. 31, 2002 ....1company increased in total.

2 companies increased due to the establishment:
HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CORPORATION (Japan)
HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore)

1 company increased due to the acquisition:
HOYA LENS OF CHICAGO, INC. (USA)

2 companies decreased due to the merger:
HOYA CRYSTAL CORPORATION (Japan)
HOYA CRYSTAL SHOP CORPORATION (Japan)
(The above two companies were merged into HOYA CORPORATION.)

b. Application of the equity method ....No change

2. Changes in accounting policy :
   None

	as of Mar. 31, 2003	as of Dec. 31, 2002	variance	as of Mar. 31, 2002
Consolidated subsidiaries	52 (do 6, os46)	52 (do 8, os44)	- (do-2, os +2)	51 (do 7, os44)
Nonconsolidated subsidiaries	- (do -, os -)	3 (do 3, os -)	-3 (do-3, os -)	- (do -, os -)
Affiliates	6 (do 6, os -)	6 (do 6, os -)	- (do-, os-)	6 (do 6, os -)
Total Hoya Group	58	61	-3	57

(do : domestic, os : overseas)

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of Mar. 31,		As of Dec. 31,
	2003	2002	2002
Cash and deposits	75,694	66,321	87,434
Marketable securities	-	-	-
Total	75,694	66,321	87,434

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Three months ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)	Millions of Yen
Current assets	309
Goodwill	1,132
Fixed assets	-
Current liabilities	93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

Three months ended Mar. 31, 2002

EAGLE OPTICS, INC. (as of Feb. 1, 2002)	
Current assets	76
Goodwill	469
Fixed assets	61
Current liabilities	-72
Long-term liabilities	-52
Value for acquisition of shares of this subsidiary	480
Cash and cash equivalents possessed by this subsidiary	-6
Balance : Payments for purchases of this subsidiary net of cash acquired	474

THAI HOYA LENS LTD. (as of Mar. 31, 2002)	
Current assets	411
Fixed assets	64
Current liabilities	-54
Long-term liabilities	-4
Adjustment of consolidation	-147
Stock of company of the equity method	-212
Value for acquisition of shares of this subsidiary	58
Cash and cash equivalents possessed by this subsidiary	-132
Balance : Payments for purchases of this subsidiary net of cash acquired	-73

Three months ended Dec. 31, 2002

None

Notes Relating to Consolidated Statements of Cash Flows......2

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiary

Three months ended Mar. 31, 2003	Millions of Yen
HOYA CUSTOMER SERVICE CORPORATION (as of Mar. 1, 2003)	
Current assets	22
Fixed assets	0
Total assets	22
Current liabilities	6
Long-term liabilities	-
Total liabilities	6
HOYA TECHNO-PROCESS CORPORATION (as of Mar. 1, 2003)	
Current assets	41
Fixed assets	0
Total assets	41
Current liabilities	26
Long-term liabilities	-
Total liabilities	26
H.C.S.NISHI-NIHON CORPORATION (as of Mar. 1, 2003)	
Current assets	18
Fixed assets	-
Total assets	18
Current liabilities	4
Long-term liabilities	-
Total liabilities	4

Three months ended Mar. 31, 2002

None

Three months ended Dec. 31, 2002

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Mar.31, 2003			Dec.31, 2002			Mar.31, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	145	170	25	202	161	40	399	589	189
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	145	170	25	202	161	40	399	589	189

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Mar.31, 2003	Dec.31, 2002	Mar.31, 2002
Non-marketable stock of subsidiaries	4,911	4,961	4,760
Total	4,911	4,961	4,760
Non-marketable equity securities	657	453	466
Non-marketable corporate bonds	-	-	-
Non-marketable foreign bond	-	-	-
Commercial paper	-	-	-
Total	657	453	466

3. Derivatives

None

Notes Relating to Tax Effect Accounting

(As of Mar.31, 2003, Dec.31, 2002 and Mar.31, 2002)

Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities	Mar. 31, 2003	Dec.31, 2002	Mar.31, 2002
Deferred tax assets			
Transferred amount of loss on taxation	-	2,095	-
Excess deductible amount of depreciation expenses	1,264	1,264	1,266
Excess deductible amount of expenses for accrued bonus	1,361	607	1,089
Inventories - intercompany unrealized profits	829	779	921
Enterprise tax not deductible	76	-	351
Other deferred tax assets	772	564	622
Total amount of deferred tax assets - current	4,304	5,311	4,250
Deferred tax liabilities			
Prepaid pension expenses	-	-	-518
Other deferred tax liabilities	-334	-314	-116
Total amount of deferred tax liabilities - current	-334	-314	-635
Net amount of deferred tax assets - current	3,969	4,996	3,615
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciatio	1,589	1,887	2,910
Excess amount of inclusion in deductible expenses for reserve for employees' retirement benefits	-	-	2,548
Amount denied of evaluation loss of fixed assets	913	705	677
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	401	279	246
Other deferred tax assets	1,382	2,222	2,253
Total amount of deferred tax assets - fixed	4,286	5,094	8,635
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-582	-599	-656
Special depreciation reserve	-312	-345	-344
Difference of evaluation of other marketable securities	-10	-6	-78
Other deferred tax liabilities	-171	-171	-145
Total amount of deferred tax liabilities - fixed	-1,076	-1,122	-1,224
Net amount of deferred tax assets - fixed	3,210	3,972	7,411

Notes Relating to Employees' Retirement Benefits

(Three months ended Mar. 31, 2003 and 2002)

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

	Millions of Yen		
	As of		
(1) Breakdown of liabilities for employees' retirement benefits	Mar.31, 2003	Dec.31, 2002	Mar.31, 2002
Liabilities for employees' retirement benefits	-	-	66,510
Pension assets	-	-	-37,126
Accrued liabilities for employees' retirement benefits	-	-	29,383
Unappropriated amount of the difference arising from the change in accounting standards	-	-	2,745
Unrecognized prior service cost (decrease in liabilities)	-	-	1,696
Unrecognized actuarial differences (increase in liabilities)	-	-	-27,756
Prepaid pension expenses	-	-	1,243
Reserve for employees' retirement benefits	-	-	7,311
Lump-sum retirement benefit payable	-	7,051	-
Coverage to Company's employees pension fund payable	-	15,274	-

	Three months ended		
	Mar.31,		Dec.31,
(2) Breakdown of expenses for employees' retirement benefits	2003	2002	2002
Service cost	-	419	566
Interest expenses	-	470	411
Expected return of investments	-	-549	-507
Difference arising from the change in accounting standards	-	-53	-52
Prior service cost	-	-41	-40
Actuariaal differences	-	257	593
sub total	-	504	969
Coverage to Company's employees pension fund	-	-	14,949
Lump-sum retirement benefit	-	-	351
Additional retirement benefits paid to employees	611	1,126	1,658
Expenses for employees' retirement benefits	611	1,630	17,928

	Three months ended		
	Mar.31,		Dec.31,
(3) Calculation basis of liabilities for employees' retirement benefits	2003	2002	2002
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	5.5%
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	15 years
5. Number of years over which the prior service cost is amortized	-	12 years	12 years
6. Number of years over which the actuarial differences are amortized	-	12 years	12 years

3.Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Fourth quarter : for the three months ended March 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	28,078	1,161	24,127	6,757	1,150	380	61,653	-	61,653
Intersegment	12	0	1,077	0	8	833	1,930	(1,930)	-
Total	28,091	1,161	25,204	6,757	1,157	1,214	63,583	(1,930)	61,653
Operating expenses	19,828	1,301	21,174	5,432	1,319	1,161	50,216	(1,563)	48,653
Operating income	8,263	-141	4,030	1,325	-160	53	13,367	(368)	13,000
Operating margin	29.4%	-12.1%	16.0%	19.6%	-13.8%	4.4%	21.0%	-	21.1%
Assets	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
Depreciation	3,352	18	1,426	146	91	8	5,041	20	5,061
Capital Expenditures	2,775	66	1,107	94	155	0	4,196	158	4,354
R&D Expenses	1,675	60	541	267	-18	-	2,525	-1	2,524
Number of employees (p)	6,509	135	6,321	617	201	129	13,912	47	13,959

Fourth quarter : for the three months ended March 31, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	25,203	1,956	24,432	6,030	1,855	345	59,819	-	59,819
Intersegment	55	-	5	0	4	919	984	(984)	-
Total	25,258	1,956	24,437	6,030	1,858	1,263	60,803	(984)	59,819
Operating expenses	18,638	2,113	20,069	5,207	1,956	1,244	49,227	(391)	48,837
Operating income	6,619	-157	4,368	823	-97	20	11,576	(593)	10,982
Operating margin	26.2%	-8.0%	17.9%	13.6%	-5.2%	1.6%	19.0%	-	18.4%
Assets	111,805	4,515	92,309	15,815	8,683	3,444	236,575	41,492	278,067
Depreciation	3,884	37	1,321	142	128	8	5,520	30	5,550
Capital Expenditures	2,866	18	1,293	112	8	-	4,296	0	4,297
R&D Expenses	1,307	141	401	161	9	-	2,022	0	2,022
Number of employees (p)	5,671	235	6,311	624	303	123	13,267	44	13,311

Ref:

Differences between the three months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	2,875	-795	-305	727	-705	35	1,834	-	1,834
Variance	11.4%	-40.6%	-1.2%	12.1%	-38.0%	10.1%	3.1%	-	3.1%
Intersegment	-43	-	1,072	0	4	-86	946	-946	-
Total	2,833	-795	767	727	-701	-49	2,780	-946	1,834
Operating expenses	1,190	-812	1,105	225	-637	-83	989	-1,172	-184
Operating income	1,644	16	-338	502	-63	33	1,791	225	2,018
Variance	24.8%	-	-7.7%	61.0%	-	165.0%	15.5%	-	18.4%
Assets	3,072	-1,818	5,768	631	-274	-1,012	6,365	-10,144	-3,779
Depreciation	-532	-19	105	4	-37	0	-479	-10	-489
Capital Expenditures	-91	48	-186	-18	147	-	-100	158	57
R&D Expenses	368	-81	140	106	-27	-	503	-1	502
Number of employees (p)	838	-100	10	-7	-102	6	645	3	648

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, research & laboratory, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, hearing aids, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

Business of hearing aids in Healthcare segment was sold to the Harmony Corporation (Japan) with effect on Mar.31, 2003.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2003 and 2002 are as follows:

2003	2002
578 Million Yen	650 Million Yen

3. Corporate assets mainly consist of cash, time deposits, marketable securities, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Mar. 31, 2003 and 2002 are as follows:

2003	2002
51,570 Million Yen	51,631 Million Yen

(2) Geographic Segments

Fourth quarter : for the three months ended March 31, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	41,036	8,626	9,031	2,960	61,653	-	61,653
Intersegment	3,969	20	495	11,700	16,183	(16,183)	-
Total	45,005	8,647	9,526	14,660	77,836	(16,183)	61,653
Operating expenses	37,345	8,489	7,429	11,608	64,872	(16,219)	48,653
Operating income	7,659	157	2,097	3,052	12,965	35	13,000
Operating margin	17.0%	1.8%	22.0%	20.8%	16.7%	-	21.1%
Assets	139,012	19,505	34,970	59,155	252,643	21,645	274,288

Fourth quarter : for the three months ended March 31, 2002

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	38,448	10,358	8,324	2,690	59,819	-	59,819
Intersegment	4,011	18	363	11,171	15,564	(15,564)	-
Total	42,460	10,377	8,687	13,860	75,383	(15,564)	59,819
Operating expenses	35,316	9,668	7,386	12,056	64,426	(15,589)	48,837
Operating income	7,144	708	1,301	1,803	10,957	25	10,982
Operating margin	16.8%	6.8%	15.0%	13.0%	14.5%	-	18.4%
Assets	138,962	21,000	30,356	55,412	245,730	32,336	278,067

Ref:

Differences between the three months of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	2,588	-1,732	707	270	1,834	-	1,834
Variance	6.7%	-16.7%	8.5%	10.0%	3.1%	-	3.1%
Intersegment	-42	2	132	529	619	-619	-
Total	2,545	-1,730	839	800	2,453	-619	1,834
Operating expenses	2,029	-1,179	43	-448	446	-630	-184
Operating income	515	-551	796	1,249	2,008	10	2,018
Variance	7.2%	-77.8%	61.2%	69.3%	18.3%	-	18.4%
Assets	50	-1,495	4,614	3,743	6,913	-10,691	-3,779

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas. Corporate operating expenses for the three months ended Mar. 31, 2003 and 2002 are as follows:

   2003 505 Million Yen 2002 569 Million Yen

3. Corporate assets mainly consist of cash, time deposits, marketable securities, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Mar. 31, 2003 and 2002 are as follows:

   2003 40,279 Million Yen 2002 48,341 Million Yen

(3) Sales to Foreign Customers

Fourth quarter : for the three months ended March 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,007	9,696	8,995	2	27,699
Consolidated Sales (B)					61,653
Overseas Sales ratio A/B	14.6%	15.7%	14.6%	0.0%	44.9%
Regional Sales ratio	32.5%	35.0%	32.5%	0.0%	100.0%

Fourth quarter : for the three months ended March 31, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,146	10,596	6,468	23	28,233
Consolidated Sales (B)					59,819
Overseas Sales ratio A/B	18.7%	17.7%	10.8%	0.0%	47.2%
Regional Sales ratio	39.5%	37.5%	22.9%	0.1%	100.0%

Ref:

Differences between the three months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-2,139	-900	2,527	-21	-534
Consolidated Sales (B)					1,834
Variance of Overseas Sales	-19.2%	-8.5%	39.1%	-91.3%	-1.9%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

4.Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

(Three months ended March 31, 2003 and 2002)

Millions of Yen [%]

Business Category / Company	Three months ended Mar. 31, 2003		2002		Variance Value	%	Three months ended Dec.31, 2002	
Electro-Optics								
Domestic	16,426	(58.5)	13,206	(52.4)	3,220	24.4	16,391	(57.0)
Overseas	11,652	(41.5)	11,996	(47.6)	-344	-2.9	12,361	(43.0)
total	28,078	[45.5]	25,203	[42.1]	2,875	11.4	28,752	[46.7]
Photonics								
Domestic	781	(67.3)	1,168	(59.7)	-387	-33.1	820	(64.8)
Overseas	379	(32.7)	788	(40.3)	-409	-51.9	445	(35.2)
total	1,161	[1.9]	1,956	[3.3]	-795	-40.6	1,265	[2.1]
Information Technology								
Domestic	17,207	(58.8)	14,373	(52.9)	2,834	19.7	17,211	(57.3)
Overseas	12,032	(41.2)	12,785	(47.1)	-753	-5.9	12,806	(42.7)
total	29,239	[47.4]	27,158	[45.4]	2,081	7.7	30,017	[48.7]
Vision Care								
Domestic	8,571	(35.5)	9,207	(37.7)	-636	-6.9	8,725	(37.9)
Overseas	15,555	(64.5)	15,225	(62.3)	330	2.2	14,268	(62.1)
total	24,127	[39.1]	24,432	[40.8]	-305	-1.2	22,993	[37.3]
Health Care								
Domestic	6,739	(99.7)	6,012	(99.7)	727	12.1	6,681	(99.8)
Overseas	18	(0.3)	18	(0.3)	0	0.0	13	(0.2)
total	6,757	[11.0]	6,030	[10.1]	727	12.1	6,693	[10.9]
Eye Care								
Domestic	15,310	(49.6)	15,219	(50.0)	91	0.6	15,406	(51.9)
Overseas	15,573	(50.4)	15,244	(50.0)	329	2.2	14,281	(48.1)
total	30,884	[50.1]	30,462	[50.9]	422	1.4	29,686	[48.2]
Crystal								
Domestic	1,056	(91.8)	1,649	(88.9)	-593	-36.0	1,319	(90.0)
Overseas	94	(8.2)	205	(11.1)	-111	-54.1	147	(10.0)
total	1,150	[1.9]	1,855	[3.1]	-705	-38.0	1,466	[2.4]
Service								
Domestic	380	(100.0)	344	(99.7)	36	10.5	457	(100.0)
Overseas	0	(-)	0	(0.3)	0	-	0	(-)
total	380	[0.6]	345	[0.6]	35	10.1	457	[0.7]
Lifestyle Refinement								
Domestic	1,437	(93.9)	1,993	(90.6)	-556	-27.9	1,776	(92.4)
Overseas	94	(6.1)	205	(9.4)	-111	-54.1	147	(7.6)
total	1,530	[2.5]	2,199	[3.7]	-669	-30.4	1,923	[3.1]
Total Net Sales								
Domestic	33,954	(55.1)	31,587	(52.8)	2,367	7.5	34,394	(55.8)
Overseas	27,698	(44.9)	28,233	(47.2)	-535	-1.9	27,234	(44.2)
Total	61,653	[100.0]	59,819	[100.0]	1,834	3.1	61,627	[100.0]

Notes: **1.Figures of less than a million yen are omitted.**

2.Figures in ( ) are percentages of business category sales.

3.Figures in [ ] are percentages of total net sales.

99223

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
27F Ark Mori Building, P.O. Box 577, 12-32-Akasaka 1-chome
Minato-ku, Tokyo 107-6027 Japan
telephone (03) 3586-4711 / facsimile (03) 3586-4705 / www.paulhastings.com

PaulHastings

FAXED

FACSIMILE TRANSMISSION

from:	***facsimile:***	***telephone:***	***initials:***
Robert H. Shiroishi	011-81- 3586-4705	011-81-3-3586-4310	RHS3

client name: HOYA CORPORATION ***client matter number:*** 56793.00002

date: July 9, 2004 ***pages (with cover):*** 8

to:	***company/office:***	***facsimile:***	***telephone:***
Mary Cascio, Esq.	**Securities and Exchange Commission**	**1-202-942-9624**	

Re: HOYA CORPORATION – Application for Exemption Pursuant to Rule 12g3-2(b)

Dear Ms. Cascio:

Pursuant to your request, please find attached copies of additional English translations of the following Japanese documents that were provided as Exhibits to that certain letter dated June 17, 2004 with respect to HOYA Corporation's application for exemption pursuant to Rule 12g3-2(b) :

1) Newspaper Announcement (Announcement of Misleading Advertising) dated April 23, 2003 (Exhibit 19);

2) Newspaper Announcement (Announcement of Financial Results) dated June 21, 2003 (Exhibit 25);

3) Newspaper Announcement (Announcement of Tender Offer) dated July 23, 2003(Exhibit 28);

4) Newspaper Announcement (Announcement of Merger) dated December 19, 2003 (Exhibit 37).

Please do not hesitate to contact me in the event of any questions.

If you do not receive all pages, please call immediately Facsimile Center:

[English Translation]

(Yomiuri Shimbun April 23, 2003)

Announcement

HOYA CORPORATION ("HOYA") makes the following announcement in order to avoid any misunderstanding by consumers with regard to eyeglass lenses sold to consumers through eyeglass shops in Japan in connection with the matter publicly announced by corporate notice in December 2002 pursuant to a cease and desist order by the Fair Trade Commission under the provisions of Article 6.1 of the Truth-in-Advertising Law.

From around May 1996 until around November 2002, HOYA made representations as if all the lens products ordered (36 items) were coated with a "cushion coating" that offered stronger shatter resistance, although part of the products were not. As a result, HOYA represented that all such products offered improved shatter resistance and safety which would lead consumers to mistakenly believe that the quality of such products were much better than they actually were.

HOYA sincerely apologizes to consumers for causing any inconvenience in connection with this misleading representation of our products.

April 23, 2003
HOYA CORPORATION
2-7-5, Naka-ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
Representative Director

For more information about this matter, please contact the following:

(Specially Established)
Consumer Center
Toll Free: 0120-50-4270
10:00 am - 5:00 pm Monday through Friday

[English Translation]

HOYA CONTINUES TO GROW AS A GLOBAL COMPANY

Ever since the company's establishment, HOYA has been promoting its diversification based on sophisticated optics technology, and continues to grow as a global company engaged in various businesses such as electronics, photonics, vision care, health care and crystals.

●Composition Ratio of Consolidated Sales Volume Based on Business Category


100%
80%
60%
40%
20%
0%
March 2002
March 2003
Life and Culture
Eye Care
Information and Telecommunicatio

●Composition Ratio of Consolidated Sales Volume Based on Territory


4.8
13.2
14.5
1.5
March 2003
Japan
North America
Europe
Asia

●Transition of Consolidated Sales Volume (Unit: 1M Yen)


150,000
100,000
50,000
0
201,190
March 2000
March 2001
March 2002
March 2003
Overseas
Japan

●Transition of Consolidated Current Net Profit (Unit: 1M Yen)


25,000
20,000
15,000
10,000
5,000
0
March 2000
March 2001
March 2002
March 2003

65th period Accounting Announcement HOYA CORPORATION President & CEO Hiroshi Suzuki
June 21, 2003

Balance Sheet Summary
(As of March 31, 2003)

(Unit: Million Yen)

Assets		Liabilities and Equity	
Item	Amount	Items	Amount
Current assets	116,849	Current Liabilities	42,513
Cash and deposits	41,368	Notes and accounts payable-trades	18,307
Notes	10,997	Deposits received	9,795
Accounts receivable	34,880	Other current liabilities	14,410
Other current assets	30,128	Long-term liabilities	100
Allowance for doubtful receivables	Δ 525	Special allowance for repair	265
Fixed assets	92,538	Other long-term liabilities	236
Tangible fixed assets	41,087	Total Liabilities	43,013
Building and structures	11,031	Common stock	6,264
Machinery and vehicles	15,531	Additional paid-in capital	15,898
Land	6,692	Capital surplus	15,898
Other tangible fixed assets	7,830	Retained earnings	151,248
Intangible fixed assets	2,973	Legal reserve	1,566
Investments and other assets	48,477	Voluntary reserve	141,640
Investment securities	2,161	Unappropriated retained earnings at the end of the term	8,042
Stock investment(s) in subsidiary(ies)	40,915	(Net income)	(8,152)
Other investment and other assets	6,385	Evaluation differences of investments securities	15
Allowance for doubtful receivables	Δ 985	Treasury stock, at cost	Δ 7,052
		Total Equity	166,374
Total assets	209,387	Total	209,387

Statements of Income
(from April 1, 2002 to March 31, 2003)

(Unit: Million Yen)

Items	Amount
Net Sales	159,432
Cost of sales	132,195
Operating income	26,336
Non-operating income	5,548
Non-operating expenses	2,624
Ordinary income	29,460
Extraordinary income	67
Extraordinary losses	15,187
Income before income taxes	14,340
Income taxes - Current	670
Income taxes - Deferred	4,117
Net Income	8,152
Balance brought forward	3,107
Unabsorbed loss accepted upon merger	1,415
Interim Dividends	2,102
Unappropriated retained earnings at the end of the term	8,042

[Note]
1. Accumulated depreciation of tangible fixed asset: 92,044 Million Yen
2. Net income per share: 71.17 Yen
3. Amount of net asset defined in Article 190, Paragraph 1, Item 6 of the Commercial Code of Japan: 15 Million Yen

(For reference)

Consolidated Balance Sheet Summary
(As of March 31, 2003)

(Unit: Million Yen)

Assets		Liabilities and Shareholders' Equity	
Items	Amount	Items	Amount
Current assets	178,153	Current Liabilities	47,819
Cash and deposits	75,694	Long-term liabilities	1,996
Notes account receivable-trades	58,945	Total liabilities	49,816
Inventories	32,360	Minority Interest	113
Other current assets	11,153	Common stock	6,264
Fixed assets	95,723	Additional paid-in capital	15,898
Tangible fixed assets	77,237	Retained earnings	216,271
Intangible fixed assets	5,146	Evaluation differences of investments securities	15
Investment and other assets	13,379	Foreign currency statement translation adjustments	Δ 7,178
Investment securities	5,739	Treasury stock, at cost	Δ 7,051
Others	7,639		
Deferred charges	411	Total Equity	224,111
Total assets	274,281	Total	274,281

Consolidated Statements of Income
(from April 1, 2002 to March 31, 2003)

(Unit: Million Yen)

Items	Amount
Net Sales	246,293
Cost of sales	193,310
Operating income	52,982
Non-operating income	3,031
Non-operating expenses	5,145
Ordinary income	50,874
Extraordinary income	1,469
Extraordinary losses	23,600
Income before income taxes and other items	28,743
Income taxes - Current	5,643
Income taxes - Deferred	3,028
Minority interests in net income	28
Net Income	20,031

(Note) At the end of this fiscal year, there are 25 consolidated subsidiaries and the equity method is applied to two companies.

[English Translation]

ANNOUNCEMENT ON COMMENCEMENT OF TENDER OFFER

July 23, 2003
2-7-5 Naka Ochiai, Shinjuku-ku, Tokyo
HOYA CORPORATION
Hiroshi Suzuki, President & CEO

Ladies and Gentlemen:

We hereby announce that, in accordance with the Securities and Exchange Law (the "Law"), our company will conduct the following tender offer for listed stock, etc. of the company as the issuer.

1. Purpose of the Tender Offer

In order to conduct flexible management to respond to changes in the business environment, our company adopted a resolution providing authorization to the board of directors regarding the acquisition of the company's stock under Article 210, Paragraph 1 of the Commercial Code at the ordinary general meeting of shareholders held on June 20, 2003. In light of this resolution passed at the ordinary general meeting of shareholders, our company adopted a resolution for purchasing the company's stock at the board of directors meeting held on July 22, 2003. The company is conducting this tender offer pursuant to the above.

2. Description of Resolution Passed at the Ordinary General Meeting of Shareholders Prescribed Under Article 210, Paragraph 1 of the Commercial Code

Type of Stock: Common stock
Total Number of Stock: 11,500,000 shares
Total Amount of Acquisition Value: ¥85,000,000,000

3. Type of stock, total number of stock and total amount of acquisition value pertaining to listed stock, etc. already purchased based on the resolution provided in Paragraph 2 above: Not applicable.

4. Description of Tender Offer

(1) Type of Stock Pertaining to Listed Stock, etc. to be Purchased: Common stock
(2) Offer Period: From July 23, 2003 (Wed) to August 12, 2003 (Tue)
(3) Purchase Price: ¥8,303 per share
(4) Number of Listed Stock, etc. the Company is Offering to Purchase: 4,000,000 shares
(5) Method and Place of Tendering

① Tender Offer Agent: UFJ Tsubasa Securities Co., Ltd., 1-1-3 Otemachi, Chiyoda-ku, Tokyo

② Tendering shareholders shall fill in the prescribed items in the "Tender Offer Acceptance Form", attach the stock certificates thereto, and submit the same to the headquarters or nationwide branch offices of the Tender Offer Agent. If the stock certificates are in the custody of the Tender Offer Agent (or by a securities custodian institution through the Tender Offer Agent (hereinafter referred to as the "Securities Custodian"), submission of the stock certificates is not necessary. Nevertheless, if a receipt has been issued with respect to the foregoing custody, please also submit such receipt. Note that tendering through securities companies other than the Tender Offer Agent will not be accepted.

③ Upon tendering, the tendering shareholders shall provide its seal together with the

aforementioned "Tender Offer Acceptance Form". Also, you may be requested to present some form of identification. It will be necessary to newly open an account with the Tender Offer Agent for those who have yet to do so.

④ Shareholders residing overseas (including corporate shareholders, hereinafter referred to as "Foreign Shareholders") shall tender their shares through a standing proxy agent in Japan.

(6) Name of Securities Firm to Conduct Settlement
Tender Offer Agent: UFJ Tsubasa Securities Co., Ltd., 1-1-3 Otemachi, Chiyoda-ku, Tokyo

(7) Commencement of Settlement: August 20, 2003 (Wed)

(8) Method and Place of Settlement:
We will forward the notification regarding the purchase to the address of the tendering shareholder (address of the standing proxy agent if a Foreign Shareholder) without delay after the expiration of the offer period. The purchase will be made in cash. The Tender Offer Agent will remit the purchase price to a place designated by the tendering shareholder, or make payment at its headquarters or nationwide branch offices without delay after the commencement of settlement.

(9) Method of Returning Listed Stock, etc.:
In the event the stock certificates, etc. are to be returned, in accordance with the instructions of the tendering shareholder we will promptly return the stock certificates, etc. after the commencement date of settlement (when the tender offer is withdrawn, the day of such withdrawal):
① When stock certificates have been submitted to the Tender Offer Agent upon tender, the non-purchased stock certificates will be mailed or delivered to the tendering shareholder (to the standing proxy agent in the case of a Foreign Shareholder).
② When tenders are made with respect to stock certificates in the custody of the Tender Offer Agent (or the Securities Custodian through the Tender Offer Agent), the non-purchased stock certificates will be returned to their status of custody at the time of tendering.

(10) Other Conditions and Methods of Purchase:
① When the total number of tendered stock exceeds the number of shares offered to be purchased by the company (4,000,000 shares), the delivery and other settlements pertaining to the company's purchase of stock will be conducted proportionally as prescribed under Article 21 of the Cabinet Office Order in relation to the Disclosure of the Tender Offer of Listed Stock, etc. of the Company as the Issuer ("Cabinet Order"). (When there are fractional shares less than one unit (100 shares) in the number of respective tendered stock, the number of shares to be purchased from a shareholder based on the calculation on a pro rata basis shall not exceed the number of stock tendered by such shareholder.) When the total number of shares to be purchased from tendering shareholders derived from the calculation on a pro rata basis where the number of shares less than one unit is rounded is less than the number of shares offered to be purchased by the company, one unit (or if the number of shares tendered by a shareholder would be exceeded when an additional purchase of one unit is made, then only up to the number of shares tendered by such shareholder) of stock will be purchased from each tendering shareholder in descending order of the number of shares discarded when rounding down until the total number of shares to be purchased reaches the number of shares offered to be purchased by the company. Provided, however, that if the number of shares to be purchased derived from the above method, in which a purchase is made from every

multiple tendering shareholder having equal number of shares discarded, exceeds the number of shares offered to be purchased by the company, the shareholders from whom the company will purchase shares will be decided by random selection among such tendering shareholders to the extent the number of shares to be purchased will not fall below the number of shares offered to be purchased by the company. When the total number of shares to be purchased from each tendering shareholder derived from the calculation on a pro rata basis where the number of shares less than one unit is rounded exceeds the number of shares offered to be purchased by the company, one unit (or if there are fractional shares less than one unit in the number of shares to be purchased calculated on a pro rata basis, then the number of shares less than one unit) will be reduced from the number of shares to be purchased from each tendering shareholder in descending order of the number of shares rounded up. Provided, however, that if the number of shares to be purchased derived from the above method, in which a purchase is made from every multiple tendering shareholder having equal number of shares rounded up, falls below the number of shares offered to be purchased by the company, the shareholders from whom the company will make a reduction will be decided by random selection among such tendering shareholders to the extent the number of shares to be purchased will not fall below the number of shares offered to be purchased by the company.

② We may withdraw the tender offer based on the proviso of Article 27-11 which is applied mutatis mutandis in Article 27-22-2, Paragraph 2 of the Law. In such a case, we will make an announcement in the Nihon Keizai Shimbun and Mainichi Shimbun; provided, however, that when it is difficult to make the announcement before the last day of the tender offer period, we will make a public announcement immediately after the announcement according to the method prescribed under Article 11 of the Cabinet Order.

③ The tendering shareholder may at any time cancel the agreement on the tender offer during the offer period. In such a case, please deliver or send the "Tender Offer Acceptance Confirmation" and "Tender Offer Acceptance Cancellation Notice (Cancellation Notice)" to the headquarters or nationwide branch offices of the Tender Offer Agent by the last day of the takeover bid term; provided, however, that when sending the foregoing notices, such notices must arrive by the last day of the offer period. Further, we will not claim compensation for damages or payment of penalties even when the tendering shareholder cancels the agreement. In addition, our company will bear any costs required for returning the tendered stock certificates in custody.

④ Other than the cases prohibited under the proviso of Article 27-6, Paragraph 3 of the Law which is applied mutatis mutandis in Article 27-22-2, Paragraph 2 of the Law, our company may change the purchase conditions, etc. during the offer period. In such a case, we will make an announcement in the Nihon Keizai Shimbun or Mainichi Shimbun; provided, however, that when it is difficult to make the announcement before the last day of the offer period, we will make a public announcement immediately after the announcement made under Article 11 of the Cabinet Order. Stock certificates tendered prior to the date of announcement may be purchased pursuant to the purchase conditions after changes.

⑤ Upon having submitted the notification of correction to the Director of the Kanto Local Finance Bureau, items relating to the contents described in the announcement of the tender offer commencement among those indicated in the notification of correction will immediately be publicly announced pursuant to the method prescribed under Article 11 of the Cabinet Order; provided, however, that when the scope of correction is minor, a document may be prepared which describes the reason of

correction, items of correction, and the contents after such correction and delivered to tendering shareholders to effect the correction.

⑥ The results of the present tender offer will be publicly announced pursuant to the method prescribed in Article 11 of the Cabinet Order on the day following the last day of the offer period.

⑦ Whether directly or indirectly, the present tender offer is not to be made in or to the United States, or through US mail or other interstate commerce or interstate commerce method/means (including, but not limited to, facsimile, internet communication, telex, telephone, etc.), or through the US securities exchange facilities. No tendering for purchase may be made through the aforementioned method/means or facilities, or from the United States.

⑧ We have received notice from Suzuki International Co., Ltd., a shareholder of our company, indicating that it intends to tender for the present tender offer.

5. Copies of this Tender Offer Announcement will be made available for public inspection at the following locations:
HOYA CORPORATION: 2-7-5 Naka Ochiai, Shinjuku-ku, Tokyo
Tokyo Stock Exchange: 2-1 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo

[English Translation]

(Nihon Keizai Shimbun December 19, 2003)

Announcement of Merger

To: Shareholders and Creditors

HOYA CORPORATION ("HOYA") will merge with HOYA OPTICS CORPORATION (Location of head office:109-2, Aza Shimoshinden, Oaza Araku, Iruma-shi, Saitama Prefecture) on February 1, 2004, as the date of the merger, by the decision of the President & CEO dated December 8, 2003 and executed a merger agreement on December 8, 2003. HOYA will succeed to all the rights and obligations of HOYA OPTICS CORPORATION and, due to HOYA OPTICS CORPORATION dissolution upon this merger, it makes the announcements below. Additionally, HOYA will not issue new shares or increase its capital upon this merger.

Announcements

1. This merger will be in effect without the approval of the General Meeting of Shareholders as set forth in Article 408(1) of the Commercial Code. Any shareholder who objects to this merger may notify HOYA in writing of such objection within two weeks after the date following the date of this announcement.

2. Any creditor who objects to this merger may notify HOYA in writing of such objection within a month after the date following the date of this announcement. The final balance sheet of HOYA was announced as follows:

Published in: Nihon Keizai Shimbun
Date of publication: June 21, 2003
Page: Page 13

December 19, 2003

HOYA CORPORATION
2-7-5, Naka-ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
President & CEO

HOYA

2003(平成15)年3月期 第4四半期及び通期 連結決算参考資料

Fact Book - Consolidated <Annual : Year ended March 31, 2003>
<4th Quarter : Three months ended March 31, 2003>

目 次 ・ Table of contents

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
中間推移 (Semiannual Transition)
四半期推移(Quarter Transition)
4Q推移(4Q Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	1999.3	2000.3	2001.3.	2002.3	2003.3
売上高・Net Sales	201,290	201,110	236,802	235,265	246,293
営業利益率・Operating Margin	15.8%	17.2%	19.1%	18.7%	21.5%
経常利益率・Ordinary Income Ratio	16.7%	17.6%	20.3%	19.5%	20.7%
当期純利益率・Return on Sales =ROS	8.9%	10.3%	9.2%	10.1%	8.1%

	2000.9	2001.9.	2002.9.
売上高・Net Sales	115,695	118,358	123,013
営業利益率・Operating Margin	18.9%	19.3%	21.6%
経常利益率・Ordinary Income Ratio	20.0%	19.2%	20.3%
当期純利益率・Return on Sales =ROS	11.8%	11.5%	12.1%

	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
売上高・Net Sales	56,323	59,372	60,529	60,578	60,321	58,037	57,088	59,819	61,242	61,771	61,627	61,653
営業利益率・Operating Margin	17.5%	20.2%	20.0%	18.4%	19.3%	19.4%	17.6%	18.4%	20.6%	22.6%	21.8%	21.1%
経常利益率・Ordinary Income Ratio	18.0%	21.8%	21.0%	20.4%	20.1%	18.2%	19.9%	19.6%	17.7%	23.0%	20.2%	21.8%
当期純利益率・Return on Sales =ROS	11.1%	12.6%	12.9%	0.6%	12.4%	10.7%	9.0%	8.3%	11.2%	12.9%	-3.4%	11.9%

	2002-4Q	2003-4Q
売上高・Net Sales	59,819	61,653
営業利益率・Operating Margin	18.4%	21.1%
経常利益率・Ordinary Income Ratio	19.6%	21.8%
当期純利益率・Return on Sales =ROS	8.3%	11.9%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2003-3Q」は、2003年(平成15年)3月期の第3四半期(2002年10月1日から2002年12月31日まで)の3ヶ月間の経営成績あるいは2002年12月31日現在の財政状態を、同様に「2003-4Q」は2003年(平成15年)3月期の第4四半期(2003年1月1日から同3月31日まで)の3ヶ月間の経営成績あるいは2003年3月31日現在の財政状態を表示してます。

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…52社
主要会社名：(海外) HOYA HOLDINGS, INC., HOYA LENS EUROPE N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
(国内) HOYAオプティクス株式会社、HOYAヘルスケア株式会社
②関連会社数…6社(うち持分法適用会社数…2社、主要会社名 NHテクノグラス株式会社

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲：前期末(平成14年3月末)との比較…1社増加
・新規設立により2社増加 HOYA アドバンスト セミコンダクター テクノロジーズ株式会社(日本)
HOYA HEALTHCARE SINGAPORE PTE LTD.(シンガポール)
・買収により1社増加 HOYA LENS OF CHICAGO, INC.(米国)
・親会社への吸収合併により2社減少 HOYAクリスタル株式会社(日本)
HOYAクリスタルショップ株式会社(日本)
②会計処理の方法：変更はありません

参考	当期(平成15年3月期) as of March 31, 2003	前期(平成14年3月期) as of March 31, 2002	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	52 (do 6, os 46)	51 (do 7, os 44)	+1 (do -1, os +2)
非連結子会社数 Unconsolidated Subsidiaries	− (do −, os −)	− (do −, os −)	− (do −, os −)
関連会社数 Affiliates	6 (do 6, os −)	6 (do 6, os −)	− (do −, os −)
(うち持分法適用会社数) (Affiliates accounted for by the equity method)	(2) (do 2, os −)	(2) (do 2, os −)	− (do −, os −)
合計・Total	58	57	+1

※. do：国内・domestic 、os：海外・overseas

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 – Dec.31 and 4Q : Jan.1 – Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Dec.31, 2002 or condition of finance as of Dec.31, 2002 in 2003-3Q scale, and the same as of Mar.31, 2003 in 2003-4Q as well.

Scope of Consolidation and Application of the Equity Method
1. Number of consolidated subsidiaries : 52 companies
Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA LENS EUROPE N.V., HOYA HOLDINGS ASIA PACIFIC PTE
<Japan>HOYA OPTICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 6 companies
(Number of affiliated acconted for by the equity method : 2 companies; Major affiliate : NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2002
1. Changes in scope of consolidation and application of the equity method
Scope of consolidation
2 companies increased because of establishment : HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
1 company increased because of acquisition : HOYA LENS OF CHICAGO, INC.
2 companies decreased because of merger into parent company :
HOYA CRYSTAL CORP.
HOYA CRYSTALSHOP CORP.
2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
一株当たり当期純利益・Earning Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	1999.3.	2000.3.	2001.3.	2002.3	2003.3
一株当たり当期純利益・EPS	153.60	178.39	188.25	204.44	171.10
株主資本当期純利益率・ROE	11.2%	12.1%	11.8%	11.5%	9.0%
総資本経常利益率・Ordinary Income/Total Asset	14.2%	15.0%	19.0%	16.8%	18.4%
総資本当期純利益率・Return on Assets =ROA	7.6%	8.8%	8.6%	8.7%	7.3%

	2000.9.	2001.9.	2002.9.
EPS	117.90	117.63	127.84
ROE	7.6%	6.8%	6.6%
Ordinary Income/Total Assets	9.2%	8.5%	8.8%
ROA	5.4%	5.1%	5.2%

	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
EPS	53.68	64.22	67.21	3.14	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62
ROE	3.5%	4.1%	4.1%	0.2%	3.8%	3.1%	2.5%	2.3%	3.1%	3.6%	-0.9%	3.3%
Ordinary Income/Total Assets	4.2%	5.1%	4.8%	4.6%	4.6%	4.0%	4.2%	4.3%	3.9%	5.0%	4.3%	4.9%
ROA	2.6%	3.0%	2.9%	0.1%	2.8%	2.3%	1.9%	1.8%	2.5%	2.8%	-0.7%	2.6%

	2002-4Q	2003-4Q
EPS	42.53	61.62
ROE	2.3%	3.3%
Ordinary Income/Total Assets	4.3%	4.9%
ROA	1.8%	2.6%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EUR平均為替レート・Exchange rate(¥/EUR)

	1999.3.	2000.3.	2001.3.	2002.3	2003.3
営業利益・Operating Profit	31,726	34,688	45,127	43,897	52,982
経常利益・Ordinary Income	33,612	35,484	48,184	45,774	50,874
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
平均為替レート・Exchange rate(¥/US$)	128.76	110.70	111.19	125.89	121.20
EUR平均為替レート・Exchange rate(¥/EUR)	-	-	100.47	110.98	121.48

	2000.9.	2001.9.	2002.9.
Operating Profit	21,871	22,847	26,549
Ordinary Income	23,113	22,697	25,027
Net Income	13,691	13,660	14,845
Exchange rate(¥/US$)	107.15	122.03	121.99
Exchange rate(¥/EUR)	98.06	107.93	117.41

	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
Operating Profit	9,884	11,987	12,090	11,166	11,613	11,234	10,068	10,982	12,598	13,951	13,433	13,000
Ordinary Income	10,146	12,967	12,695	12,376	12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412
Net Income	6,233	7,458	7,805	364	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317
Exchange rate(¥/US$)	106.20	108.10	111.68	118.78	122.80	121.25	126.02	133.50	123.77	120.22	121.83	119.00
Exchange rate(¥/EUR)	98.92	97.20	97.88	107.89	106.54	109.33	112.40	115.65	116.58	118.24	122.68	128.44

	2002-4Q	2003-4Q
Operating Profit	10,982	13,000
Ordinary Income	11,709	13,412
Net Income	4,938	7,317
Exchange rate(¥/US$)	133.50	119.00
Exchange rate(¥/EUR)	115.65	128.44

4. 事業別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		1999.3.	2000.3.	2001.3.	2002.3	2003.3	2000.9.	2001.9.	2002.9.	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2001-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2002-4Q	2003-4Q
情報通信分野	Electro-Optics	43.2%	44.8%	47.4%	43.1%	45.3%	46.8%	43.9%	44.4%	45.1%	48.5%	49.3%	46.7%	44.7%	43.1%	42.6%	42.1%	44.2%	44.7%	46.7%	45.5%	42.1%	45.5%
(Information Technology)	Photonics	4.4%	3.6%	2.8%	3.1%	2.2%	2.5%	3.0%	2.5%	2.7%	2.3%	2.8%	3.2%	3.0%	3.0%	2.9%	3.3%	2.5%	2.4%	2.1%	1.9%	3.3%	1.9%
アイケア分野	Vision Care	34.7%	35.7%	36.4%	39.6%	38.3%	36.5%	39.1%	38.4%	37.2%	35.9%	34.9%	37.7%	38.2%	39.9%	39.5%	40.8%	38.5%	38.4%	37.3%	39.1%	40.8%	39.1%
(Eye Care)	Health Care	9.7%	9.7%	8.5%	9.8%	10.9%	8.8%	9.3%	10.8%	8.9%	8.6%	8.2%	8.3%	9.0%	9.7%	10.5%	10.1%	10.4%	11.2%	10.5%	11.0%	10.1%	11.0%
生活文化分野	Crystal	6.1%	5.2%	4.2%	3.7%	2.7%	4.6%	4.0%	3.3%	5.4%	3.9%	4.1%	3.5%	4.5%	3.6%	3.8%	3.1%	3.8%	2.9%	2.4%	1.9%	3.1%	1.9%
(Lifestyle Refinement)	Service	1.9%	0.9%	0.7%	0.7%	0.6%	0.7%	0.7%	0.6%	0.7%	0.8%	0.7%	0.6%	0.6%	0.7%	0.7%	0.6%	0.6%	0.6%	0.7%	0.6%	0.6%	0.6%

5. 所在地別セグメント情報[売上高構成比率]・Geographic Area Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3.	2000.3.	2001.3.	2002.3	2003.3	2000.9.	2001.9.	2002.9.	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2002-4Q	2003-4Q
北米・North America	12.5%	11.1%	14.5%	15.7%	14.5%	14.7%	15.2%	15.0%	15.3%	14.0%	14.3%	14.2%	15.3%	15.0%	15.2%	17.3%	15.5%	14.6%	14.0%	14.0%	17.3%	14.0%
欧州・Europe	11.6%	11.5%	10.5%	12.3%	13.2%	9.9%	11.1%	12.4%	10.4%	9.4%	10.2%	12.0%	11.0%	11.1%	13.3%	13.9%	12.7%	12.2%	13.5%	14.6%	13.9%	14.6%
アジア・Asia	4.2%	4.0%	3.7%	4.2%	4.8%	3.8%	4.1%	4.9%	3.9%	3.8%	3.5%	3.7%	3.8%	4.5%	4.1%	4.5%	4.8%	4.9%	4.5%	4.8%	4.5%	4.8%
日本・Japan	71.8%	73.4%	71.3%	67.8%	67.5%	71.6%	69.6%	67.7%	70.4%	72.7%	72.0%	70.1%	69.9%	69.4%	67.4%	64.3%	67.0%	68.3%	68.0%	66.6%	64.3%	66.6%

6. 当四半期　事業別セグメント情報[成長性と収益性]・Sales Growth and Profitability by Business Segment


Jan.1～Mar.31, 2003 VS Jan.1～Mar.31, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Average Consolidated
ヘルスケア・Health Care
ビジョンケア・Vision Care
サービス・Service
エレクトロオプティクス・Electro-Optics
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operation Margin
-5%
0%
5%
10%
15%
20%
25%
30%
35%
20%
10%
0%
-10%
-20%
-30%

Jan.1, 2003 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	29.4%	11.4%
Photonics	-12.1%	-40.6%
Vision Care	16.0%	-1.2%
Health Care	19.6%	12.1%
Crystal	-13.8%	-38.0%
Service	4.4%	10.1%
GROUP	21.1%	3.1%

Jan.1, 2002 – Mar.31, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	26.2%	-11.0%
Photonics	-8.0%	0.7%
Vision Care	17.9%	7.1%
Health Care	13.6%	19.7%
Crystal	-5.2%	-11.8%
Service	1.6%	-6.3%
GROUP	18.4%	-1.3%

7. 当四半期　所在地別セグメント情報[成長性と収益性]・Sales Growth and Profitability by Geographic Area Segment


Jan.1～Mar.31, 2003 VS Jan.1～Mar.31, 2002
Average Consolidatedi
アジア・Asia
欧州・Europe
Average Consolidated
北米・North America
日本・Japan
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
-5%
0%
5%
10%
15%
20%
25%
30%
35%
20%
10%
0%
-10%
-20%
-30%

Jan.1, 2003 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	17.0%	6.7%
北米・North America	1.8%	-16.7%
欧州・Europe	22.0%	8.5%
アジア・Asia	20.8%	10.0%
GROUP	21.1%	3.1%

Jan.1, 2002 – Mar.31, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.8%	-9.4%
北米・North America	6.8%	20.7%
欧州・Europe	15.0%	14.5%
アジア・Asia	13.0%	18.4%
GROUP	18.4%	-1.3%

8. 事業別営業利益率・Business Segment Information (Operating Margin)



年度の推移(Annual Trasition)
中間推移(Semiannual Trasition)
四半期毎の推移(Quarter Trasition)
四半期毎の推移(Quarter Trasition)
4Q推移(4Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
1999.3. 2000.3. 2001.3. 2002.3. 2003.3.
2000.9. 2001.9. 2002.9.
2001-1Q 2001-2Q 2001-3Q 2001-4Q 2002-1Q 2002-2Q 2002-3Q 2002-4Q 2003-1Q 2003-2Q 2003-3Q 2003-4Q
2002-4Q 2003-4Q
Electoro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
情報通信分野	Electro-Optics	21.8%	24.9%	30.8%	27.3%	30.8%
(Information Technology)	Photonics	2.7%	-0.8%	-13.6%	-6.5%	-10.7%
アイケア分野	Vision Care	16.8%	16.2%	12.3%	15.5%	16.0%
(Eye Care)	Health Care	13.1%	11.7%	11.1%	14.3%	19.0%
生活文化分野	Crystal	11.4%	7.4%	2.9%	0.0%	-0.2%
(Lifestyle Refinement)	Service	6.5%	0.6%	3.2%	5.4%	5.3%

		2000.9.	2001.9.	2002.9.
情報通信分野	Electro-Optics	29.5%	28.1%	30.5%
(Information Technology)	Photonics	-10.7%	-5.5%	-15.3%
アイケア分野	Vision Care	13.6%	15.2%	17.4%
(Eye Care)	Health Care	12.2%	13.9%	19.0%
生活文化分野	Crystal	4.6%	2.5%	4.9%
(Lifestyle Refinement)	Service	4.3%	8.5%	5.7%

		2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
情報通信分野	Electro-Optics	27.1%	31.6%	32.4%	31.7%	28.0%	28.2%	26.4%	26.2%	29.2%	31.8%	32.8%	29.4%
(Information Technology)	Photonics	-4.3%	-17.9%	-14.9%	-16.7%	-6.9%	-4.2%	-6.9%	-8.0%	-15.6%	-15.0%	1.7%	-12.1%
アイケア分野	Vision Care	13.5%	13.7%	10.9%	11.2%	15.4%	15.1%	13.3%	17.9%	16.8%	18.0%	13.1%	16.0%
(Eye Care)	Health Care	13.1%	11.4%	10.7%	9.4%	12.9%	14.7%	16.0%	13.6%	16.5%	21.2%	18.6%	19.6%
生活文化分野	Crystal	6.0%	2.7%	5.5%	-4.6%	6.3%	-2.5%	-1.1%	-5.2%	8.8%	-0.3%	-3.4%	-13.8%
(Lifestyle Refinement)	Service	7.1%	2.0%	1.8%	2.3%	8.4%	8.6%	3.8%	1.6%	6.3%	5.2%	5.3%	4.4%

		2002-4Q	2003-4Q
情報通信分野	Electro-Optics	26.2%	29.4%
(Information Technology)	Photonics	-8.0%	-12.1%
アイケア分野	Vision Care	17.9%	16.0%
(Eye Care)	Health Care	13.6%	19.6%
生活文化分野	Crystal	-5.2%	-13.8%
(Lifestyle Refinement)	Service	1.6%	4.4%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers



年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
北米・North America	12.7%	11.0%	15.3%	16.9%	14.9%
欧州・Europe	14.0%	13.8%	15.2%	16.2%	15.8%
アジアおよびその他・Asia	12.2%	12.1%	11.6%	10.7%	13.3%
日本・Japan	61.1%	63.1%	57.9%	56.2%	56.0%

	2000.9.	2001.9.	2002.9.
北米・North America	15.3%	16.8%	15.4%
欧州・Europe	14.0%	15.2%	15.5%
アジアおよびその他・Asia	11.6%	10.1%	12.5%
日本・Japan	59.1%	57.9%	56.6%

	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
北米・North America	15.5%	15.1%	14.7%	15.9%	15.8%	17.9%	15.2%	18.7%	16.3%	14.6%	14.2%	14.6%
欧州・Europe	14.3%	13.7%	15.0%	17.5%	15.7%	14.8%	16.7%	17.7%	16.3%	14.6%	16.4%	15.7%
アジアおよびその他・Asia	10.7%	12.4%	12.3%	11.0%	10.8%	9.3%	11.7%	10.8%	12.3%	12.7%	13.6%	14.6%
日本・Japan	59.5%	58.8%	58.0%	55.6%	57.7%	58.0%	56.4%	52.8%	55.1%	58.1%	55.8%	55.1%

	2002-4Q	2003-4Q
北米・North America	18.7%	14.6%
欧州・Europe	17.7%	15.7%
アジアおよびその他・Asia	10.8%	14.6%
日本・Japan	52.8%	55.1%

10. 株主資本比率・Shareholders' Equity Ratio (百万円・¥Million)



年間推移(Aannual Transition)
中間推移 (Semiannual Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	1999.3.	2000.3.	2001.3.	2002.3	2003.3
総資産・Total Assets	232,695	239,341	267,610	278,067	274,288
株主資本・Shareholders' Equity	166,832	175,145	195,333	219,180	224,218
株主資本比率・Shareholders' Equity Ratio	71.7%	73.2%	73.0%	78.8%	81.7%

	2000.9.	2001.9.	2002.9.
総資産・Total Assets	264,010	268,316	291,099
株主資本・Shareholders' Equity	184,786	204,363	227,964
株主資本比率・Shareholders' Equity Ratio	70.0%	76.2%	78.3%

	2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3	2002.6	2002.9.	2002.12.	2003.3
総資産・Total Assets	241,234	264,010	269,951	267,610	263,751	268,316	268,749	278,067	277,988	291,099	293,641	274,288
株主資本・Shareholders' Equity	178,044	184,786	193,377	195,333	198,590	204,363	213,285	219,180	219,695	227,964	222,735	224,218
株主資本比率・Shareholders' Equity Ratio	73.8%	70.0%	71.6%	73.0%	75.3%	76.2%	79.4%	78.8%	79.0%	78.3%	75.9%	81.7%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Semiannual Transiton)
四半期末の推移(Quarter Transition)
売買単位引下げ *
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders
* Change of trading unit of shares

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
株主数(名)・Number of Shareholders	5,216	4,928	7,835	6,872	7,459
外人持株比率・Ratio of Foreign Shareholders	27.3%	29.9%	32.4%	34.2%	38.1%

2000.9.	2001.9.	2002.9.
5,349	8,421	7,786
30.9%	33.8%	36.1%

2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3.	2002.6.	2002.9.	2002.12.	2003.3.
4,852	5,349	5,317	7,835	7,831	8,421	8,435	6,872	6,828	7,786	7,684	7,459
29.9%	30.9%	30.9%	32.4%	32.4%	33.8%	33.9%	34.2%	34.2%	36.1%	36.1%	38.1%

12. 1株当り収益性および配当金・Profitability Per Share&Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移 (Seminnual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS
1株当り当期利益・Earnings Per Share=EPS
1株当り配当金・Cash dividends Per Share
1株当り純資産・Shareholders' Equity Per Share

	1999.3.	2000.3.	2001.3.	2002.3	2003.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	310.61	316.61	464.99	377.56	343.31
1株当り当期利益・Earnings Per Share=EPS	153.60	178.39	188.25	204.44	171.10
1株当り配当金・Cash dividends Per Share	30.00	35.00	50.00	50.00	50.00
1株当り純資産・Shareholders' Equity Per Share	1,436.69	1,508.28	1,682.10	1,887.50	1,946.79

2000.9.	2001.9.	2002.9.
189.53	196.45	211.46
117.90	117.63	127.84
20.00	25.00	25.00
1,591.28	1,759.87	1,963.19

2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
88.04	101.49	105.82	169.64	102.50	93.95	86.75	94.35	100.67	110.78	24.93	106.99
53.68	64.22	67.21	3.14	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62
-	-	-	-	-	-	-	-	-	-	-	-
1,533.23	1,591.28	1,665.25	1,682.10	1,710.15	1,759.87	1,836.71	1,887.50	1,891.96	1,963.19	1,918.30	1,946.79

2002-4Q	2003-4Q
90.31	106.99
42.53	61.62
-	-
1,887.50	1,946.79

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)



年度推移(Annual Transition)
中間推移 (Semiannual Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
株価収益率・PER	43.75	54.38	43.35	44.22	41.79
株価キャッシュフロー倍率・PCFR	21.63	30.64	17.55	23.94	20.83
株価純資産倍率・PBR	4.68	6.43	4.85	4.79	3.67
期末株価・Stock Price(円・¥)	6,720	9,700	8,160	9,040	7,150

	2000.9.	2001.9.	2002.9.
株価収益率・PER	74.13	52.71	59.06
株価キャッシュフロー倍率・PCFR	46.11	31.56	35.70
株価純資産倍率・PBR	5.49	3.52	3.85
期末株価・Stock Price(円・¥)	8,740	6,200	7,550

	2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
株価収益率・PER	176.97	136.09	124.98	2,598.73	122.84	116.28	176.83	212.56	147.42	109.90	8,291.71	116.03
株価キャッシュフロー倍率・PCFR	107.91	86.12	79.38	48.10	77.07	65.99	90.26	95.81	86.62	68.15	333.33	66.83
株価純資産倍率・PBR	6.20	5.49	5.04	4.85	4.62	3.52	4.26	4.79	4.61	3.85	4.33	3.67
期末株価・Stock Price(円・¥)	9,500	8,740	8,400	8,160	7,900	6,200	7,830	9,040	8,720	7,550	8,310	7,150

	2002-4Q	2003-4Q
株価収益率・PER	212.56	116.03
株価キャッシュフロー倍率・PCFR	95.81	66.83
株価純資産倍率・PBR	4.79	3.67
期末株価・Stock Price(円・¥)	9,040	7,150

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume



出来高・Trading Volume(千株・Million Sheares)
株価・Stock Price(円・¥)
1996年3月期 (Year ended March1996) 最高値 H…1月(Jan.) ¥3,700 最安値 L…4月(Apr.) ¥2,220
1997年3月期 (Year ended March 1997) 最高値 H…1月(Jan.)¥3,700 最安値 L…4月(Apr.)¥2,200
1998年3月期 (Year ended March 1998) 最高値 H…2月(Feb.)¥5,640 最安値 L…7月(Jul.)¥3,050
1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
当期純利益・Net Income


中間推移(Semiannual Transition)
減価償却費・Depreciation


四半期毎の推移(Quarter Transition)
設備投資額・Capital Expenditure


4Q推移(4Q Transition)

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3
減価償却費・Depreciation	18,233	16,050	32,137	20,104	19,792
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
キャッシュフロー・Cash Flow Total	36,069	36,765	53,997	43,844	39,829
設備投資額・Capital Expenditure	13,653	17,770	39,672	19,585	15,948

2000.9.	2001.9.	2002.9.
8,318	9,153	9,710
13,691	13,660	14,845
22,009	22,813	24,555
26,936	10,279	6,798

2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
3,991	4,327	4,484	19,335	4,435	4,718	4,932	6,019	4,823	4,887	5,020	5,061
6,233	7,458	7,805	364	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317
10,224	11,785	12,289	19,699	11,903	10,910	10,074	10,957	11,691	12,864	2,895	12,378
20,083	6,853	5,727	7,008	5,603	4,675	5,010	4,297	2,664	4,134	4,794	4,354

2002-4Q	2003-4Q
6,019	5,061
4,938	7,317
10,957	12,378
4,297	4,354

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
研究開発費・R&D Expenses


中間推移(Semiannual Transition)
売上高研究開発費比率・R&D Exp./Net Sales


四半期毎の推移(Quarter Transition)


4Q推移
(4Q Transition)

	1999.3.	2000.3.	2001.3.	2002.3	2003.3
研究開発費・R&D Expenses	7.8	7.7	7.3	7.3	8.6
売上高研究開発費比率・R&D Exp./Net Sales	3.9%	3.7%	3.1%	3.1%	3.5%

2000.9.	2001.9.	2002.9.
3.5	3.3	4.2
3.0%	2.8%	3.4%

2001-1Q	2001-2Q	2001-3Q	2001-4Q	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q
1.8	1.7	1.9	1.9	1.7	1.6	1.9	2.1	2.1	2.1	2.0	2.5
3.2%	2.9%	3.1%	3.1%	2.8%	2.8%	3.3%	3.4%	3.4%	3.4%	3.2%	4.1%

2002-4Q	2003-4Q
2.1	2.5
3.4%	4.1%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
手元資金・Cash and Cash Equivalents (consolidated)


中間推移
(Semiannual Transition)


四半期毎の推移(Quarter Transition)
連結手元流動性(月)・Liquidity(Group) / month

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
手元資金 ・Cash and Cash Equivalents (consolidated)	43,507	51,654	51,697	66,321	75,694
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.1	2.6	3.4	3.5

2000.9.	2001.9.	2002.9.
49,722	51,125	88,068
2.6	2.6	4.3

2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3.	2002.6.	2002.9.	2002.12.	2003.3.
33,293	49,722	48,024	51,697	45,987	51,125	51,769	66,321	71,941	88,068	87,434	75,694
1.8	2.5	2.4	2.6	2.3	2.6	2.7	3.3	3.5	4.3	4.3	4.0

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
短期借入金・Short-term Borrowings


中間推移
(Semiannual Transition)
コマーシャルペーパー・Commercial Paper


四半期末の推移(Quarter Transition)
長期借入金・Long-term Loans
借入金依存度・Debt/Total Assets

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
短期借入金・Short-term Borrowings	5,355	3,408	4,630	3,378	2,284
コマーシャルペーパー・Commercial Paper					
長期借入金・Long-term Loans	59	275	424	569	7
小計・SUB TOTAL	5,414	3,683	5,054	3,947	2,291
割引手形・Notes Discounted					
合計・TOTAL	5,414	3,683	5,054	3,947	2,291
借入金依存度・Debt/Total Assets	2.3%	1.5%	1.9%	1.4%	0.8%

2000.9.	2001.9.	2002.9.
11,326	3,176	3,264
243	406	417
11,569	3,582	3,681
11,569	3,582	3,681
4.3%	1.3%	1.3%

2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3.	2002.6.	2002.9.	2002.12.	2003.3.
4,242	11,326	13,213	4,630	4,709	3,176	3,487	3,378	3,098	3,264	2,549	2,284
265	243	291	424	385	406	597	569	569	417	15	7
4,507	11,569	13,504	5,054	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291
4,507	11,569	13,504	5,054	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291
1.9%	4.4%	5.0%	1.9%	1.9%	1.3%	1.5%	1.4%	1.3%	1.3%	0.9%	0.8%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高]
・Inventories [end of period]


中間推移(Semiannual Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
棚卸資産[期末在高] ・Inventories [end of period]	29,826	32,822	36,506	35,595	32,360
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.1	3.2	3.1

2000.9.	2001.9.	2002.9.
33,668	35,817	35,024
3.1	3.2	3.2

2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3.	2002.6.	2002.9.	2002.12.	2003.3.
33,620	33,668	36,026	36,506	36,490	35,817	37,085	35,595	35,895	35,024	33,811	32,360
3.1	3.1	3.0	3.1	3.2	3.3	3.3	3.2	3.2	3.2	3.1	3.0

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Semiannual Transition)
欧州・Europe


四半期末の推移(Quarter Transition)
北米・North America

	1999.3.	2000.3.	2001.3.	2002.3.	2003.3.
北米・North America	316	422	1,575	1,516	1,381
欧州・Europe	1,314	2,055	2,000	2,102	2,082
アジア・Asia	4,117	4,579	5,838	6,411	7,346
日本・Japan	3,667	3,595	3,553	3,282	3,150
総従業員数 ・Number of Total Employees	9,414	10,651	12,966	13,311	13,959

2000.9.	2001.9.	2002.9.
1,475	1,512	1,496
2,043	1,922	2,099
5,105	5,986	6,865
3,633	3,520	3,251
12,256	12,940	13,711

2000.6.	2000.9.	2000.12.	2001.3.	2001.6.	2001.9.	2001.12.	2002.3.	2002.6.	2002.9.	2002.12.	2003.3.
1,565	1,475	1,579	1,575	1,549	1,512	1,547	1,516	1,508	1,496	1,386	1,381
1,990	2,043	2,014	2,000	1,846	1,922	2,024	2,102	2,125	2,099	2,085	2,082
4,742	5,105	5,618	5,838	5,869	5,986	6,212	6,411	6,500	6,865	7,046	7,346
3,629	3,633	3,580	3,553	3,583	3,520	3,490	3,282	3,273	3,251	3,269	3,150
11,926	12,256	12,791	12,966	12,847	12,940	13,273	13,311	13,406	13,711	13,786	13,959

21. 通期 事業別セグメント情報[成長性と収益性]･Annual Sales Growth and Profitability by Business Segment


Apr.1, 2002～Mar.31, 2003 VS Apr.1, 2001～Mar.31, 2002
円の大きさは営業利益額 ･Size of circles shows the volume of operating profit.
Average Consolidated
Average Consolidated
ヘルスケア･Health Care
ホトニクス･
Photonics
エレクトロオプティクス･Electro-Optics
サービス･Service
クリスタル･
Crystal
ビジョンケア･Vision Care
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operation Margin

Apr.1, 2002 − Mar.31, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	30.8%	9.8%
Photonics	-10.7%	-23.4%
Vision Care	16.0%	1.3%
Health Care	19.0%	15.6%
Crystal	-0.2%	-23.5%
Service	5.3%	-0.8%
GROUP	21.5%	4.7%

Apr.1, 2001 − Mar.31, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	27.3%	-9.7%
Photonics	-6.5%	9.6%
Vision Care	15.5%	8.1%
Health Care	14.3%	14.8%
Crystal	0.0%	-11.6%
Service	5.4%	-7.4%
GROUP	18.7%	-0.6%

22. 通期 所在地別セグメント情報[成長性と収益性]･Annual Sales Growth and Profitability by Geographic Area Segment


Apr.1, 2002～Mar.31, 2003 VS Apr.1, 2001～Mar.31, 2002
アジア･Asia
欧州･Europe
北米･North America
日本･Japan
円の大きさは営業利益額 ･ Size of circles shows the volume of operating profit.
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operating Margin

Apr.1, 2002 − Mar.31, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本･Japan	18.8%	4.3%
北米･North America	2.6%	-3.3%
欧州･Europe	17.7%	12.7%
アジア･Asia	19.5%	17.7%
GROUP	21.5%	4.7%

Apr.1, 2001 − Mar.31, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本･Japan	17.7%	-5.6%
北米･North America	5.3%	8.1%
欧州･Europe	14.1%	16.1%
アジア･Asia	14.3%	13.1%
GROUP	18.7%	-0.6%

23. 「参考」グループ連結経営(2003.3.31:現在)
/ HOYA's Global Group Management(As of March 31, 2003)

グローバル本社（GLOBAL HEADQUARTERS）
（グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援（Legal & Financial Support）

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAオプティクス株式会社(HOYA OPTICS CORP.) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) NHテクノグラス株式会社※(NH TECHNO GLASS CORP.※) HOYA-SCHOTT株式会社※(HOYA-SCHOTT CORP.※)	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー★ (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本／JAPAN HOYA株式会社 (HOYA CORPRATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL TAIWAN CO., LTD. KOREA OPTICAL GLASS CO.LTD HOYA PHOTONICS SINGAPORE PTE.LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRO QINGDAO LTD.	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD.☆		アジア／ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. NEW CHROMEX, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.☆☆	HOYA CRYSTAL, INC.	米国／AMERICA HOYA HOLDINGS INC.
CONTINUUM ELECTRO - OPTICS, GMBH CONTINUUM FRANCE EURL	HOYA LENS EUROPE N.V. HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NETHERLAND B.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM N.V. HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT		欧州／EUROPE HOYA LENS EUROPE N.V.

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※：持分法適用会社 / *Affiliates accounted for bu the equity method*
★：HOYAクリスタル株式会社、HOYAクリスタルショップ株式会社の二社は、2003年3月1日付けでHOYA株式会社に吸収合併され、クリスタルカンパニーとなりました。
★：HOYA CRYSTAL CORP. and HOYA CRYSTALSHOP CORP. were merged into HOYA CORP. with effect on March 1, 2003 and transformed to internal Crystal Company.
☆：2003年3月期第4四半期に設立/Established in 2003-4Q.
☆☆：2003年3月期第4四半期に買収/ Acquired in 2003-4Q.

This represents a translation, for reference and convenience only, of the original notice issued in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail.

HOYA

May 30, 2003

Notice of the 65th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 65th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to be present at such meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth in the accompanying "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company, no later than June 19 (Thursday), 2003.

Yours very truly,

HOYA CORPORATION
7-5, Naka-Ochiai 2-chome, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Representative Director

Description

1. Date and time of meeting:

June 20th (Friday), 2003, at 10:00 a.m.

2. Location:

Meeting Room in the Head Office of the Company
7-5, Naka-Ochiai 2-chome, Shinjuku-ku, Tokyo, Japan

3. Matters forming the objects of the meeting:

(1) Matters to be reported:

Reports on the balance sheets as of March 31, 2003 and the business report and statements of income for the 65th fiscal year (from April 1, 2002 to March 31, 2003).

(2) Matters for resolution:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 65th fiscal year.

Proposition No. 2: Acquisition by the Company of its own shares.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS " (page 46) below.

Proposition No. 3: Partial amendment to the Articles of Incorporation.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (pages 47 to 56) below.

Proposition No. 4: Election of 8 Directors.

Proposition No. 5: Issuance of new share subscription rights as stock options.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (pages 59 to 61) below.

Proposition No. 6: Granting of retirement gratuities to retiring Statutory Auditors

Proposition No. 7: Payments upon the abolition of the policy of granting retirement gratuities to Directors

The Attached documents relating to the Matters forming the objects of the meeting and INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS are as set forth hereinafter.

- END –

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting. In attending the meeting by proxy, the proxy must present the enclosed voting form to the receptionist at the meeting, together with an instrument showing his/her authority to act as proxy.
(The proxy shall be required to be a shareholder of the Company having voting rights under the Articles of Incorporation of the Company.)

(Attached documents)

BUSINESS REPORT FOR THE 65TH FISCAL YEAR

(For the period from April 1, 2002 to March 31, 2003)

I. Outline of Business Activities:

1. Development and Results of Business Activities:

(1) General overview:

In the fiscal year under review, inventory adjustments progressed centered on the United States, and a moderate recovery of business conditions in Japan led by the export-oriented sectors was observed initially. However, when the US economy started to stagnate, the Japanese stock market languished due to a fall in US stock prices and to the issue of disposal of bad debts among Japanese financial institutions, etc., which led to depressed plant and equipment investment in the private sector, deteriorated corporate earnings, and a decrease in household income and unstable employment due to corporate failures and restructuring, etc. Economic conditions remained sluggish under such circumstances with no clear prospect of a way to an autonomous recovery.

Under these circumstances, net sales of HOYA CORPORATION (hereafter "the Company") on a non-consolidated basis increased 5.0% year-on-year to ¥159,432 million.

Operating income increased 10.6% year-on-year to ¥26,536 million, while ordinary income decreased 2.4% year-on-year to ¥29,460 million.

Net income decreased 42.3% year-on-year to ¥8,852 million. This resulted from the posting under extraordinary losses of ¥10,189 million to cover the amount required in connection with the dissolution process of the employees' pension fund of the Company, and ¥2,639 million of lump sum severance pay in connection with business reform centered on the Vision Care segment.

Net income per share amounted to ¥75.27, a decrease of ¥56.77 year-on-year.

Total assets decreased ¥7,686 million year-on-year to ¥209,387 million, shareholders' equity decreased ¥5,559 million year-on-year to ¥166,374 million, and the ratio of shareholders' equity to total assets was 79.5%, an improvement of 0.3 percent point year-on-year.

For your information, it was discovered that a fractional number of substandard products had been shipped from a line of shock-resistant plastic lenses for eyeglasses of the Company. The Company disclosed this by its notice in December 2002 immediately after the discovery, and made a formal public announcement in April 2003 abiding by the Cease and Desist Order of The Japan Fair Trade Commission in accordance with the Premiums and Representation Act. We sincerely apologize herein again for having caused considerable

trouble and misgivings among all of our customers and shareholders. We report to you that we have taken sufficient measures and given enough guidance by thoroughly instructing the officers and employees of the Company in order that such an incident does not reoccur.

(2) Summary of operating results by segment:

Electro-Optics segment:

Net sales of this segment during the fiscal year under review increased 12.3% year-on-year to ¥106,403 million. During the period, the segment received solid orders for high value-added products in association with the development of next-generation products on the customers' side, and sales increased year-on-year.

Vision Care segment:

Net sales of this segment during the fiscal year under review decreased 7.8% year-on-year to ¥52,588 million. During the period, discount shops selling low-priced products emerged, and sales decreased year-on-year.

Crystal segment:

Effective March 1, 2003, the Company merged with and consolidated HOYA CRYSTAL CORPORATION and HOYA CRYSTAL SHOP CORPORATION, its subsidiaries. As a result, ¥440 million is posted as sales of the Crystal segment starting from the fiscal year under review. The sales of the Crystal segment for the fiscal year under review include those in March 2003 only.

For consolidated results of the HOYA Group, please refer to "6. State of Business Combinations: (1) State of globalized management of consolidated group companies" (page 14).

(3) Capital investment and fund-raising:

Capital investment during the fiscal year under review decreased 8.1% year-on-year to ¥8,767 million. The necessary funding for such investment was covered by internal funds.

2. Changes in Operating Results and State of Assets:

Classification	61st fiscal year (ended March 31, 1999)	62nd fiscal year (ended March 31, 2000)	63rd fiscal year (ended March 31, 2001)	64th fiscal year (ended March 31, 2002)	65th fiscal year (ended March 31, 2003)
	(millions of yen, unless stated otherwise)				
Net sales	117,903	126,719	151,166	151,789	159,432
Ordinary income	16,707	25,122	35,945	30,169	29,460
Net income	8,703	15,851	12,283	15,333	8,852
Net income per share (yen)	74.95	136.50	105.78	132.04	75.27
Total assets	180,181	205,373	217,967	217,074	209,387
Shareholders' equity	136,153	155,066	162,102	171,933	166,374

(Notes)

1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year (treasury stock is excluded for the fiscal years starting in the 64th fiscal year and thereafter). Starting in the 65th fiscal year (ended March 31, 2003), the "Accounting Standard Concerning Net Income" (Accounting Standard No. 2) is applied.

2. Ordinary income and net income increased substantially during the 62nd fiscal year (ended March 31, 2000). This was as a result of the acquisition of HOYA LENS CORPORATION, a subsidiary, as of July 1, 1999 as well as of the transfer of part of the business operations from HOYA OPTICS CORPORATION.

3. Net income decreased substantially during the 63rd fiscal year (ended March 31, 2001). This was due to an amortization of goodwill of ¥15,167 million posted under extraordinary losses with respect to the reorganization of 13 subsidiaries in the United States into branches as of March 1, 2001.

4. The results and state of the 65th fiscal year (ended March 31, 2003) were as stated in "1. Development and Results of Business Activities" above (page 3).

II. Outline of the Company (as of March 31, 2003):

1. Major Businesses:

The business of the Company is composed of the Electro-Optics segment dealing with IT (information technology)-related products including semiconductors and liquid crystals, the Vision Care segment dealing with eyeglass-related products, and Crystal segment dealing with crystal glass products. The major products dealt with by each segment are as follows:

Business Segment	Division and Major products	Composition in net sales (%)
Electro-Optics segment	• Electronics Division: Photomasks and mask blanks for semiconductors; masks for LCDs, parts for glass panels of LCDs • MD Division: Glass disks for hard disk drives (HDDs) • Optics Division: Optical lenses, optical glasses; electronic glasses	66.7
Vision Care segment	• Vision Care Company Eyeglass lenses, eyeglass frames; equipment for ophthalmic and lens processing	33.0
Crystal segment	• Crystal Company Crystal glass products	0.3
Total		100.0

Effective March 1, 2003, the Company merged with and consolidated HOYA CRYSTAL CORPORATION and HOYA CRYSTAL SHOP CORPORATION, its subsidiaries. As a result, net sales of the Crystal segment are newly posted in the above table as those of HOYA CORPORATION starting in the fiscal year under review. The net sales of the segment for the fiscal year under review include those in March 2003 only.

2. Head Office, Principal Places of Business and Plants:

(1) Head office:

7-5, Naka-Ochiai 2-chome, Shinjuku-ku, Tokyo

(2) Principal business offices and plants:

Name	Location	Name	Location
(Electro-Optics segment)		(Vision Care segment)	
Marketing Department	Shinjuku-ku, Tokyo	Vision Care Global Headquarters	Shinjuku-ku, Tokyo
Yokohama Marketing Center	Yokohama city, Kanagawa prefecture	Japan Marketing Headquarters	Shinjuku-ku, Tokyo
Kansai Marketing Center	Kyoto city, Kyoto prefecture	East Japan Marketing Department	Shinjuku-ku, Tokyo
Nagasaka Factory	Nagasaka town, Yamanashi prefecture	West Japan Marketing Department	Osaka city, Osaka prefecture
Hachioji Factory	Hachioji city, Tokyo	Specialist Marketing Department	Shinjuku-ku, Tokyo
Kumamoto Factory	Ohzu town, Kumamoto prefecture	North America Branch	State of Texas, United States of America
Akishima Factory	Akishima city, Tokyo	(Crystal segment)	
Nagano Factory	Takamori town, Nagano prefecture	Administration Department, Marketing Department	Shinjuku-ku, Tokyo
R&D Center	Akishima city, Tokyo	Musashi Factory	Iruma city, Saitama prefecture

3. State of Shares:

(1) Total number of shares authorized to be issued by the Company:

320,000,000 shares

(2) Total number of issued shares and capital:

Total number of issued shares:
116,124,405 shares (no change from the end of the previous fiscal year)

Capital (Common stock):
¥6,264,201,967 (no change from the end of the previous fiscal year)

(3) Number of shareholders:
7,459 persons (an increase of 587 persons from the end of the previous fiscal year)

(4) Acquisition, disposal and ownership by the Company of its own shares:

- Acquisition of shares:

Acquisition by resolution in accordance with Article 210, Paragraph 1, of the Commercial Code

Common stock:	937,000 shares
Aggregate acquisition prices:	¥6,937,465,000

Purchase of less-than-one-unit shares

Common stock:	11,991 shares
Aggregate acquisition prices:	¥98,710,000

- Disposal of shares:

There was no disposal of shares to be reported.

- Number of shares owned by the Company at the end of the fiscal year under review:

Common stock:	951,050 shares

(Note) As of March 31, 2002, the Company owned 2,059 shares of its common stock.

(5) Issuance of new share subscription rights:

In accordance with the approval at the Ordinary General Meeting of Shareholders held on June 21, 2002 as well as with the resolution of the Board of Directors held on October 21, 2002, the Company issued new share subscription rights as stock options as described below:

(i) Number of new share subscription rights the Company issued:
9,369 rights

(ii) Class and number of new shares to be issued upon exercising of new share subscription rights:
936,900 shares of common stock of the Company
(100 shares for each new share subscription right)

(iii) Issue price of a new share subscription right:
Free of charge.

(iv) Paid-in amount per share upon exercising of a new share subscription right:
¥7,670

(v) New share subscription period:
From October 1, 2003 to September 30, 2007
Maximum percentage of new share subscription rights exercisable during each period is fixed as follows:

1)	From October 1, 2003 to September 30, 2004	25%
2)	From October 1, 2004 to September 30, 2005	50%
3)	From October 1, 2005 to September 30, 2006	75%
4)	From October 1, 2006 to September 30, 2007	100%

(vi) Terms and conditions of the exercising of new share subscription rights:

1) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2) No new share subscription right so granted can be inherited.

3) No new share subscription right so granted can be assigned, given in pledge or otherwise disposed of.

4) In the allotment contract of new share subscription rights, the Company shall have the right to fix the maximum number of new share subscription rights exercisable, or the maximum aggregate issue prices of shares to be issued upon exercising of the new share subscription rights, in each year (from January 1 to December 31) during the new share subscription right exercise period.

5) Any other term and condition shall be governed by the allotment contract of new share subscription rights entered into in accordance with the resolution of the Board of Directors for the issuance of the new share subscription rights.

(vii) Cancellation of new share subscription rights:

1) In the event that a merger agreement under which the Company shall be merged is approved or a proposition for the approval of a share exchange agreement under which the Company shall become a wholly-owned subsidiary or a proposition on a share transfer is adopted at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

2) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights or waives all or part of his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.

(viii) Favorable conditions:

New share subscription rights are issued free of charge.

(ix) Names of grantees and the number of new share subscription rights they were granted:

Directors of the Company

Name	Company	Number of new share subscription rights
Hiroshi Suzuki	HOYA CORPORATION	550 rights
Kenji Ema	HOYA CORPORATION	300 rights
Hiroaki Tanji	HOYA CORPORATION	200 rights
Takeo Shiina	HOYA CORPORATION	50 rights
Naotaka Saeki	HOYA CORPORATION	50 rights
Yuzaburo Mogi	HOYA CORPORATION	50 rights

Directors of the subsidiaries of the Company

Name	Company	Number of new share subscription rights
Gerry Bottero	HOYA CORPORATION USA	150 rights
E. Flentge	HOYA LENS EUROPE N.V.	100 rights
Mariano Llanas	HOYA LENS IBERIA S.A.	100 rights
Matsuo Horie	HOYA HEALTHCARE CORPORATION	80 rights
Toshiro Shirasugi	HOYA MAGNETICS SINGAPORE PTE LTD.	70 rights
Hitoshi Asaka	HOYA LENS THAILAND LTD.	70 rights
Akimasa Kazahaya	ASIA HEADQUARTERS	70 rights
M. Schmidt	HOYA LENS DEUTSCHLAND GMBH	70 rights
H. Werquin	HOYA LENS BELGIUM N.V.	70 rights
Masaaki Kosugi	HOYA HEALTHCARE CORPORATION	50 rights
Yukio Ohara	HOYA SERVICE CORPORATION	50 rights
Junichi Kakugo	HOYA LENS AUSTRALIA PTY. LTD.	40 rights
Shinji Morikawa	HOYA LENS THAILAND LTD.	40 rights
H. Wildschut	HOYA LENS NEDERLAND B.V.	40 rights
A. Czerwinski	HOYA LENS DEUTSCHLAND GMBH	40 rights
Stig Jonsson	HOYA LENS SWEDEN AB	40 rights
Jari Jokelainen	HOYA LENS FINLAND OY	40 rights
Kazuo Tokuda	HOYA LENS ITALIA S.P.A.	40 rights
Steve Ellis	HOYA LENS U.K. LTD.	40 rights
E. Gabriel	HOYA LENS FRANCE SAS	40 rights
Yasuro Mori	NORTH AMERICA HEADQUARTERS	40 rights
William D. Spies	HOYA LENS OF AMERICA, INC.	40 rights
Norihiro Kato	HOYA GLASS DISK (THAILAND) LTD.	20 rights
Tatsuji Kohama	HOYA MAGNETICS SINGAPORE PTE LTD.	20 rights
Akira Iijima	HOYA LENS TAIWAN LTD.	20 rights
Yuichi Goso	MALAYSIAN HOYA LENS SDN. BHD.	20 rights
Kentaro Koshizuka	HOYA LENS HONG KONG LTD.	20 rights
Junichi Yasuda	THAI HOYA LENS LTD.	20 rights
Pawel Lepezinsky	HOYA LENS POLAND SP.Z.O.O.	20 rights
George Byl	HOYA LENS HUNGARY RT	20 rights
J.C. Pierre	HOYA LENS FRANCE SAS	20 rights
C. Moriceau	HOYA LENS FRANCE SAS	20 rights
T. Lepiez	HOYA LENS FRANCE SAS	20 rights
P. Desreumaux	HOYA LENS FRANCE SAS	20 rights
Ken Tsukamoto	HOYA LENS OF AMERICA, INC.	20 rights
William H. Norwood	NORTH AMERICA HEADQUARTERS	20 rights
Eizaburo Umezawa	HOYA SERVICE CORPORATION	20 rights
Yuji Iida	HOYA SERVICE CORPORATION	20 rights
Robert E. Gesullo	HOYA CORPORATION USA	10 rights

Employees (Top 10)

Name	Company	Number of new share subscription rights
Satoru Kuki	HOYA CORPORATION	200 rights
Hidenobu Chujo	HOYA CORPORATION	140 rights
Kouki Ishizaki	HOYA CORPORATION	140 rights
Kenichi Kagaya	HOYA CORPORATION	100 rights
Asao Shikata	HOYA CORPORATION	100 rights
Shinichiro Hirota	HOYA CORPORATION	100 rights
Hiroshi Yukawa	HOYA CORPORATION	100 rights
Koji Takahashi	HOYA CORPORATION	80 rights
Motoo Nagumo	HOYA CORPORATION	80 rights
Akira Kitani	HOYA CORPORATION	70 rights

(6) Principal shareholders (top ten):

	Name	Investment in the Company		The Company's investment in principal shareholders	
		Number of shares (hundred shares)	Percentage of voting rights (%)	Number of shares (hundred shares)	Percentage of voting rights (%)
1	Japan Trustee Services Bank, Limited (Trust Account)	93,165	8.09	—	—
2	The Dai-Ichi Mutual Life Insurance Company	77,153	6.70	—	—
3	The Master Trust Bank of Japan, Limited (Trust Account)	68,934	5.99	—	—
4	State Street Bank and Trust Company	68,741	5.97	—	—
5	The Chase Manhattan Bank, N.A., London	55,483	4.82	—	—
6	Nippon Life Insurance Company	54,413	4.73	—	—
7	The Chase Manhattan Bank, N.A. London, SL Omnibus Account	41,020	3.56	—	—
8	Suzuki International Ltd.	38,500	3.34	—	—
9	UFJ Trust Bank Limited (Trust Account A)	27,098	2.35	—	—
10	Kohei Yamanaka	26,360	2.29	—	—

(Note) In consideration of the number of voting rights, the numbers of shares are stated in the unit of one hundred shares and less-than-unit shares are rounded down.

4. State of Employees:

Number of employees	Change from the end of the previous fiscal year	Average age	Average length of service
3,289 persons	(+) 147 persons	38.6 years	12.9 years

(Note) The above table covers regular employees only and does not include casual workers and part-time employees.

5. State of Officers:

Name	Title in the Company	Duties or primary occupations
Hiroshi Suzuki	President and Representative Director	
Kenji Ema	Executive Managing Director	Chief Financial Officer
Hiroaki Tanji	Director	General Manager of New Business Development
Takeo Shiina	Director	Senior Advisor of IBM Japan, Ltd.
Naotaka Saeki	Director	Senior Advisor of UFJ Bank Limited
Yuzaburo Mogi	Director	President and Representative Director of Kikkoman Corporation
Takashi Kato	Statutory Auditor (full-time)	
Yasuo Ozawa	Statutory Auditor (full-time)	
Katsuhiro Matsunaga	Statutory Auditor (full-time)	
Hideaki Iizuka	Statutory Auditor	Attorney in private practice

(Notes) 1. Three of the Directors, namely, Messrs. Takeo Shiina, Naotaka Saeki and Yuzaburo Mogi, are outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. Two of the Statutory Auditors, namely, Messrs. Katsuhiro Matsunaga and Hideaki Iizuka, are outside auditors as provided for in Article 18, Paragraph 1, of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations."

Amount of remuneration, etc. the Company paid to the Directors and Statutory Auditors

	Fixed Salaries		Bonuses	
	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)
Directors	6	120	3	96
Statutory Auditors	4	66	—	—
Total	10	186	3	96

6. State of Business Combinations:

(1) State of globalized management of consolidated group companies

1. Outline of consolidated business results — Process and results of operations

(All the figures below are based on the figures in the consolidated financial statements.)

Consolidated Net Sales:

In terms of the economic conditions surrounding the Company and its group ("HOYA Group" hereinafter), a moderate recovery trend was observed initially, centered on the United States. However, corporate investments were halted by a lowering of stock prices worldwide and by intensified Middle East tension, etc. In Japan, too, employment instability was aggravated by corporate failures and restructuring, a lowering of stock prices intensified due to the unloading of cross-shareholdings and return of vicariously managed part employees' pension funds, and business conditions remained sluggish.

In the currency markets, with respect to average rates during the fiscal year under review, the US dollar depreciated by 3.7% but the euro appreciated by 9.5%, both against the yen, year-on-year.

In this business environment, in the Electro-Optics segment of the HOYA Group, the order volume increased for high precision products as customers increasingly required new product development. In the Vision Care division, overseas sales of eyeglass lenses were solid, while in the Health Care division, sales of contact lenses and intraocular lenses were solid. As a result, consolidated sales during the fiscal year under review increased 4.7% year-on-year to ¥246,293 million – a new record high.



¥ Million
Consolidted Net Sales and Average Exchange Rate
¥/US$
350,000
250,000
150,000
50,000
140.00
120.00
100.00
80.00
60.00
128.76
110.70
111.19
125.89
121.20
201,290
201,110
236,802
235,265
246,293
FY ended March
1999
2000
2001
2002
2003
Net sales
Average exchange rate (¥/US$)

Consolidated Profits:

Operating income increased 20.7% year-on-year to ¥52,982 million, while ordinary income increased 11.1% year-on-year to ¥50,874 million; both figures being new record highs.

During the fiscal year under review, HOYA Group carried out structural reform with a view to the future and posted ¥14,949 million under extraordinary losses to cover the amount required in connection with the dissolution of the employees' pension fund of the Group, and ¥3,691 million of lump sum severance pay in connection with business reform mainly in the Vision Care and Crystal segments. Net income decreased 15.6% year-on-year to ¥20,037 million.

Net income per share amounted to ¥171.10, a decrease of ¥33.34 year-on-year.


Profits
¥ Million
60,000
50,000
40,000
30,000
20,000
10,000
0
31,726
33,612
17,836
34,688
35,484
20,715
45,127
48,184
21,860
43,897
45,774
23,740
52,982
50,874
20,037
FY ended March
1999
2000
2001
2002
2003
Operating income
Ordinary income
Net income

Capital:

As of the end of the fiscal year under review, cash and deposits increased ¥9,373 million year-on-year, while fixed assets decreased ¥12,328 million year-on-year. Consequently, total assets decreased ¥3,779 million year-on-year to ¥274,288 million.

Liabilities decreased ¥8,845 million year-on-year due to reversal of accrued retirement benefits for employees of ¥7,311 million.

While the treasury stock, a deductible item in the shareholders' equity, increased by ¥7,036 million, earned surplus increased. Consequently, shareholders' equity increased ¥5,037 million year-on-year to ¥224,218 million. As a result, the ratio of shareholders' equity to total assets increased to 81.7%, up 2.9 percentage points year-on-year.

Return on shareholders' equity (ROE) decreased to 9.0%, down 2.5 percentage points year-on-year.



¥ Million
Capital
300,000
200,000
100,000
0
71.7%
73.2%
73.0%
78.8%
81.7%
232,695
166,832
239,341
175,145
267,610
195,333
278,067
219,180
274,288
224,218
FY ended March
1999
2000
2001
2002
2003
Total assets
Shareholders' equity
Equity ratio

2. Outline of Consolidated Results by Business Segment

Information Technology:
consolidated net sales of ¥116,946 million (increased 7.6% Y-o-Y)

- Electro-Optics: consolidated net sales of ¥111,460 million (increased 9.8% Y-o-Y)

In terms of mask blanks for manufacturing semiconductors, demand for high technology products, especially for high precision products including blanks for phase-shift masks, etc., grew solidly and sales increased on a year-on-year basis. Sales of photomasks for manufacturing semiconductors remained almost the same year-on-year with a shrinkage in the Japanese market compensated for by a shift in demand for high precision products and by an increase in the weighting of overseas sales. Sales of large-sized photomasks for LCDs increased thanks to the starting up of new production lines destined for the overseas market as well as to the expanded demand due to increased production of screen panels for televisions.

In terms of glass disks for HDDs (Hard Disk Drives), coated products ("Media") enjoyed favorable demand thanks to an increase in the number of HDD shipments and sales increased on a year-on-year basis while sales of glass substrates ("Substrates"), on the other hand, were sluggish. Overall sales decreased on a year-on-year basis.

In terms of optical lenses and glasses, shipment of digital still and video cameras, which had been undergoing a phase of significant production adjustment in the previous fiscal year, recovered substantially in the fiscal year under review. Consequently, sales increased on a year-on-year basis.

- Photonics: consolidated net sales of ¥5,485 million (decreased 23.4% Y-o-Y)

In terms of laser-related equipment, while the sales in Japan and Asia of those for industrial use (related to semiconductors and LCD) were favorable, overall sales decreased on a year-on-year basis as the division handling physicochemical use was sold off in October as part of our business reform.



Annual Net Sales - Information Technology
¥ Million
150,000
100,000
50,000
0
FY ended March
1999
2000
2001
2002
2003
8,792
86,943
7,247
90,174
6,533
112,341
7,157
101,496
5,485
111,460
Electro-Optics
Photonics

Eye Care:

consolidated net sales of ¥121,105 million (increased 4.1% Y-o-Y)

- Vision Care: consolidated net sales of ¥94,388 million (increased 1.3% Y-o-Y)

In the domestic eyeglass market, tough conditions persisted as unit prices continued to fall due to deflation as well as to the preponderance of discount shops and a trend towards market bipolarization was observed. HOYA Group promoted the higher value-addition of products centering on new progressive lens products in order to maintain the power of the HOYA brand. While sales of products in the upper price band were favorable, overall sales in Japan decreased on a year-on-year basis.

In the overseas market, too, a substantial volume of low-priced products circulated in the market. However, HOYA Group actively promoted the higher value-addition, especially the enhancement of progressive rates, of its products in every region and sales of high value-added products increased accordingly. In Europe, sales growth was also helped by a weaker yen against the euro on a year-on-year basis.

As a result, overall sales of the Vision Care division increased.

- Health Care: consolidated net sales of ¥26,716 million (increased 15.6% Y-o-Y)

Sales of contact lenses increased on a year-on-year basis thanks to the reinforced sales promotion of high-value-added products including lenses for astigmatism and bifocal lenses and of products backed by our "E-System" of lens compensation services as well as to the effects of the Scrapping & Building program for retail outlets.

Sales of intraocular lenses (IOLs) increased substantially on a year-on-year basis thanks to a favorable increase in sales of "Acryfold," a soft intraocular lens product, which was well received.



Annual Net Sales - Eye Care
¥ Million
100,000
50,000
0
FY ended March
1999
2000
2001
2002
2003
19,552
19,541
20,129
23,105
26,716
69,857
71,753
86,198
93,184
94,388
Vision Care
Health Care

Lifestyle Refinement:
consolidated net sales of ¥8,241 million (decreased 20.2% Y-o-Y)

- Crystal: consolidated net sales of ¥6,719 million (decreased 23.5% Y-o-Y)

Sales of the Crystal division decreased on a year-on-year basis due to a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market as well as to the downsizing as part of our business reform in order to reconstruct the HOYA brand.

- Service: consolidated net sales of ¥1,522 million (decreased 0.8% Y-o-Y)



Annual Net Sales - Lifestyle Refinement
¥ Million
20,000
15,000
10,000
5,000
0
FY ended March
1999
2000
2001
2002
2003
3,877
1,877
1,657
1,534
1,522
12,267
10,516
9,942
8,788
6,719
Crystal
Service

3. Overview of Capital Investment and Financing

The total capital investment of HOYA Group amounted to ¥15,948 million during the fiscal year under review, a decrease of ¥3,637 million on a year-on-year basis.

During the fiscal year, 65.5% of the total investments were for investments in the Electro-Optics segment with a view to the next generation.

The necessary funding for these investments was covered by internal funds


Capital Investment
¥ Million
40,000
30,000
20,000
10,000
0
13,653
17,770
39,672
19,585
15,948
FY ended March
1999
2000
2001
2002
2003
Capital Investment

(2) State of Consolidated Results and Consolidated Assets

Classification	Fiscal year ended March 31, 1999	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
	(millions of yen, unless stated otherwise)				
Net sales	201,290	201,110	236,802	235,265	246,293
Ordinary income	33,612	35,484	48,184	45,774	50,874
Net income	17,836	20,715	21,860	23,740	20,037
Net income per share (yen)	153.60	178.39	188.24	204.44	171.10
Return on equity (ROE %)	11.2	12.1	11.8	11.5	9.0
Total assets	232,695	239,341	267,610	278,067	274,288
Shareholders' equity	166,832	175,145	195,333	219,180	224,218

(Notes) 1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Starting in the 65th fiscal year (ended March 31, 2003), "Accounting Standard Concerning Net Income" (Accounting Standard No.2) is applied.

2. Net sales and ordinary income increased substantially during the fiscal year ended March 31, 2001. This was as a result of the strategy of concentrating efforts on high-value-added products and of the acquisition of companies in Europe and the United States.

3. The state during the fiscal year under review (ended March 31, 2003) was as stated in "6. State of Business Combinations" above (page 14).

(3) State of Consolidated Number of Employees



Consolidated Number of Employees
Persons
15,000
12,500
10,000
7,500
5,000
2,500
0
FY ended March
1999
2000
2001
2002
2003
9,414
5,747
3,667
10,651
7,056
3,595
12,966
9,413
3,553
13,311
10,029
3,282
14,023
10,873
3,150
Overseas
In Japan

(Notes) 1. The increase in the fiscal year ended March 31, 2000 was mainly due to the acquisition of Buchmann Group in Belgium in November 1999.

2. The increase in the fiscal year ended March 31, 2001 was mainly due to the acquisition of ORI in the United States in April 2000.

(4) State of Consolidated Management of Group Companies

As of March 31, 2003, the HOYA Group consists of the HOYA CORPORATION, 52 consolidated subsidiaries (6 subsidiaries in Japan and 46 overseas) and 6 affiliates in Japan. Of the 6 affiliates, 2 companies are accounted for by the equity method.

At the HOYA Group, Global Headquarters of the HOYA CORPORATION formulate management strategies, and those business segments and subsidiaries carry out those strategies based on their independent responsibilities respectively.

There are regional holding companies respectively in Asia, North America and Europe, which support business operations by strengthening the relationships with countries and areas in the region, financial management on a regional basis, legal support, and auditing, etc.

Business segments	Business division and major subsidiaries
Information Technology	Electronics Division, MD Division, Optics Division of HOYA CORPORATION
Eye Care	Vision Care Company of HOYA CORPORATION HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal Company of HOYA CORPORATION HOYA SERVICE CORPORATION

1. Major subsidiaries and affiliates

The following are major subsidiaries:

Company	Capital Stock	Percentage of voting rights held by the parent company	Major business operations
HOYA HOLDINGS, INC. (in the United States)	US$22,000,000	100.0%	Regional holding company in North America
HOYA LENS EUROPE N.V. (in the Netherlands)	Euro 9,009,000	100.0%	Regional holding company in Europe, controlling manufacturing and sales of Vision Care products in the region
HOYA HOLDINGS ASIA PACIFIC PTE LTD. (in Singapore)	Singapore $80,711,000	100.0%	Regional holding company in Asia and Oceania
HOYA OPTICS CORPORATION	¥2,380 million	99.9%	Manufacturing of optics products
HOYA HEALTHCARE CORPORATION	¥1,350 million	100.0%	Manufacturing and sales of medical instruments and appliances including contact lenses, intraocular lenses and hearing aids

(Note) (1) Standards for listing in the table above:
For overseas subsidiaries, three regional holding companies in three regions are listed; for subsidiaries in Japan, all of the consolidated subsidiaries to which Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" applies are listed.

(2) The hearing aids business of HOYA HEALTHCARE CORPORATION was transferred with effect on March 31, 2003 as part of the business reform.

The following are major affiliates:

Company	Capital Stock	Percentage of voting rights held by the parent company	Major business operations
HOYA-SCHOTT CORPORATION	¥490 million	50.0%	Manufacturing and sales of optical fiber-related products
NH TECHNO GLASS CORPORATION	¥3,000 million	50.0%	Manufacturing and sales of LCD-related products

(Note) Standards for listing in the table above:
Of the 6 affiliates, 2 companies that are accounted for by the equity method are listed.

2. Progress of business combinations

The number of consolidated subsidiaries increased to 52 companies (6 in Japan and 46 overseas) at the end of the fiscal year under review from 51 (7 in Japan and 44 overseas) at the end of the previous fiscal year: 3 companies were added as a result of new establishment, etc., while 2 companies were deducted as a result of merger with and consolidation by the parent company.

The progress of the business combinations during the fiscal year under review was as follows:

1- Two companies were added after being newly established:
- HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd.
(Manufacturing and sales of materials for semiconductor substrates, in Japan)
- HOYA HEALTHCARE SINGAPORE PTE LTD.
(Manufacturing of intraocular lenses, in Singapore)

2- One company was added by acquisition:
- HOYA LENS OF CHICAGO, INC.
(Processing and sales of eyeglass lenses; in the United States)

3- Two companies were deducted as a result of merger with and consolidation by the parent company:
- HOYA CRYSTAL CORPORATION
(Manufacturing and sales of crystal products, in Japan)
- HOYA CRYSTAL SHOP CORPORATION
(Sales of crystal products, in Japan)

(5) **CONSOLIDATED BALANCE SHEETS**
(as of March 31, 2003)

	(Millions of yen)
ASSETS	
Current assets	**178,153**
Cash and deposits	75,694
Notes and accounts receivable – trade	58,945
Inventories	32,360
Refundable income tax – receivable	3,899
Deferred taxes	3,969
Other current assets	4,583
Allowance for doubtful receivables	(1,299)
Fixed assets	**95,723**
Tangible fixed assets	77,237
Buildings and structures	23,539
Machinery and vehicles	33,203
Lands	9,326
Other tangible fixed assets	11,167
Intangible fixed assets	5,106
Investments and other assets	13,379
Investment securities	5,739
Long-term deferred taxes	3,210
Other investments and other assets	6,140
Allowance for doubtful receivables	(1,711)
Deferred assets	411
TOTAL ASSETS	**274,288**
LIABILITIES	
Current liabilities	**47,889**
Notes and accounts payable – trade	20,405
Short-term loan payable	2,284
Income tax payable	2,609
Accrued bonus	3,512
Other current liabilities	19,077
Long-term liabilities	**1,996**
Long-term loan payable	7
Directors retirement gratuities	316
Other long-term liabilities	1,673
TOTAL LIABILITIES	49,886
MINORITY INTEREST	
MINORITY INTEREST	**183**
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Additional paid-in capital	**15,898**
Retained earnings	**216,271**
Evaluation difference of other marketable securities	**15**
Foreign currency statement translation adjustments	**(7,178)**
Treasury stock, at cost	**(7,052)**
TOTAL SHAREHOLDERS' EQUITY	**224,218**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	**274,288**

(6) CONSOLIDATED STATEMENTS OF INCOME
(From April 1, 2002 to March 31, 2003)

		(Millions of yen)
ORDINARY INCOME AND EXPENSES		
Operating income and expenses:		
Net sales		246,293
Cost of sales		133,274
Gross profit		113,018
Selling, general and administrative expenses		60,035
Operating income		**52,982**
Non-operating income and expenses:		
Non-operating income		3,038
Interest income	580	
Equity in earnings of associated companies	417	
Others	2,040	
Non-operating expenses		5,146
Interest expense	374	
Foreign exchange losses	1,251	
Others	3,520	
Ordinary income		**50,874**
EXTRAORDINARY INCOME AND LOSSES		
Extraordinary income:		1,469
Gain on sales of property, plant and equipment	725	
Gain on sales of investment securities	109	
Others	634	
Extraordinary losses:		23,600
Coverage to employees' pension fund	14,949	
Lump sum severance pay	351	
Additional retirement benefits paid to employees	3,691	
Loss on disposal of property, plant and equipment	1,946	
Expense on stoppage of operation	462	
Others	2,199	
INCOME BEFORE INCOME TAXES AND OTHER ITEMS		**28,742**
Income taxes – Current	5,648	
Income taxes – Deferred	3,028	8,676
Minority interests in net income		28
NET INCOME		**20,037**

(7) CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(From April 1, 2002 to March 31, 2003)

(Millions of yen)

Capital Surplus			
I.	**Balance of Capital Surplus at the Beginning of the Period**		**15,898**
II.	**Increase in Capital Surplus**	—	
III.	**Decrease in Capital Surplus**	—	
IV.	**Balance of Capital Surplus at the End of the Period**		**15,898**
Earned Surplus			
I.	**Balance of Earned Surplus at the Beginning of the Period**		**202,255**
II.	**Increase in Earned Surplus**		**20,037**
	1. Net Income	20,037	
III.	**Decrease in Earned Surplus**		**6,021**
	1. Cash Dividends	5,806	
	2. Bonus to Directors	149	
	3. Decrease in surplus due to merger of unconsolidated subsidiaries	65	
IV.	**Balance of Earned Surplus at the End of the Period**		**216,271**

(8) CONSOLIDATED STATEMENTS OF CASH FLOWS

(From April 1, 2002 to March 31, 2003)

	(Millions of yen)
I. OPERATING ACTIVITIES:	
Income before income taxes and minority interests	28,742
Depreciation and amortization	19,792
Reversal of allowance for doubtful receivables	(6)
Reversal of accrued bonus to employees	(359)
Reversal of accrued retirement benefits for employees	(7,317)
Provision for accrued retirement gratuities to directors	62
Reversal of reserve for periodic repairs	(366)
Interest and dividend received	(624)
Interest paid	374
Foreign exchange loss	705
Equity in earnings of associated companies	(417)
Gain on sales of property, plant and equipment	(725)
Loss on disposal of property, plant and equipment	1,946
Gain on sales of investment securities	(109)
Devaluation losses on investment securities	110
Loss on sales of investment securities	6
Bonus to directors	(149)
Gain on transfer of business	(488)
Others	841
Decrease in notes and accounts receivables	628
Decrease in inventories	3,207
Decrease in other current assets	2,059
Increase in notes and accounts payables	554
Increase in consumption and other taxes in arrears	258
Increase in other current liabilities	987
Sub-total	49,717
Interest and dividend received	543
Interest paid	(361)
Income and other taxes paid	(11,508)
Net cash provided by operating activities	**38,390**
II. INVESTING ACTIVITIES:	
Purchases of property, plant and equipment	(14,212)
Proceeds from sales of property, plant and equipment	2,254
Purchases of investment securities	(345)
Proceeds from sales of investment securities	321
Payments for purchases of consolidated subsidiaries, net of cash acquired	(1,301)
Increase in investments and other assets	(1,755)
Decrease in investments and other assets	562
Proceeds from transfer of business	893
Net cash used in investing activities	**(13,583)**

III.	FINANCING ACTIVITIES:	
	Repayment of (Net decrease in) short-term borrowings	(1,264)
	Repayment of long-term bank loans	(434)
	Payments upon acquisition and sales of (Net decrease in) treasury stock	(7,036)
	Dividends paid by the parent company	(5,813)
	Net cash used in financing activities	**(14,547)**
IV.	**Effect of Exchange Rate Changes on Cash and Cash Equivalents**	**(927)**
V.	**Net Increase in Cash and Cash Equivalents**	**9,331**
VI.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD**	**66,321**
	Increase in Cash due to Merger of Unconsolidated Subsidiaries	**41**
VII.	**CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD**	**75,694**

(Note) Negative figures parenthesized in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

III. Management Issues That the HOYA Group Faces

We at HOYA Group will aim to maximize shareholder value, determine the best combination of our management resources in order to implement our competitive advantage with a global perspective, develop new technologies that prevail in the global market by applying our original technologies accumulated over many years, create new business areas with prospects for growth, and expand of our market share.

Management issues at HOYA Group are as follows:

1. Reallocation of Management Resources

We believe that adapting flexibly to changes in the management environment is critical to the vitality of a corporation.

We at HOYA Group will discern prospective businesses and markets and make decisions on investment, withdrawal, acquisition and alliance, etc. appropriately so as to implement personnel, material and financial resources efficiently to increase earnings. In that way, we will differentiate ourselves by developing products with such an exalted advantage that our competitors will be unable to imitate us, and by acquiring large-scale sales channels.

2. Creation of New Value Drivers

For any business to improve its earnings and grow, it is necessary to bring about new value drivers, such as the creation of new businesses and areas, development of new products, and business development in high growth markets, etc., which we realize as an important issue for us.

We at HOYA Group will further develop our original technologies and know-how accumulated over the years, continue our research and development with a view to the future, develop products with a highly competitive edge, and create new businesses, products and markets that will support our next generation of business.

IV. Material Facts Occurring After the Closing of Accounts

There are no material facts to be reported.

(Notes) 1. The currency amounts shown in the above tables are rounded down to the nearest unit indicated therein.

2. Amounts of net sales and others do not include national and local consumption taxes.

HOYA CORPORATION
BALANCE SHEETS
(non-consolidated)

(as of March 31, 2003)

	(Millions of yen)
ASSETS	
Current assets	**116,849**
Cash and deposits	41,368
Notes receivable – trade	10,997
Accounts receivable – trade	34,880
Merchandise	3,065
Finished goods	4,144
Half finished goods	1,954
Raw materials	1,864
Work in process	3,551
Supplies	2,047
Refundable income tax – receivable	3,899
Accounts receivable – others	2,668
Short-term loans receivable	2,322
Deferred taxes	2,451
Other current assets	2,159
Allowance for doubtful receivables	(525)
Fixed assets	**92,538**
Tangible fixed assets	41,087
Buildings	11,031
Structures	769
Machinery and equipment	15,532
Vehicles	46
Implements, tools and furniture	5,138
Lands	6,692
Construction in progress	1,876
Intangible fixed assets	2,973
Investments and other assets	48,477
Investment securities	2,161
Investments in subsidiaries and affiliates	40,915
Long-term loans receivable	1,681
Long-term prepaid expenses	667
Long-term deferred taxes	2,055
Other investments and other assets	1,982
Allowance for doubtful receivables	(985)
TOTAL ASSETS	**209,387**

	(Millions of yen)
LIABILITIES	
Current liabilities	**42,513**
Notes payable – trade	696
Accounts payable – trade	18,307
Accounts payable – others	4,301
Accrued expenses arising from outside manufacturing	808
Accounts payable – income taxes	569
Accrued expenses	5,159
Deposits received	9,795
Accrued bonus	2,529
Other current liabilities	345
Long-term liabilities	**500**
Directors retirement gratuities	221
Reserve for periodic repairs	263
Other long-term liabilities	15
TOTAL LIABILITIES	**43,013**
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Capital surplus	**15,898**
Additional paid-in capital	15,898
Earned surplus	**151,248**
Earned surplus reserve	1,566
Voluntary reserve	141,640
Special depreciation reserve	480
Reserve for deferred income taxes on fixed assets	917
General reserve	140,241
Unappropriated retained earnings	8,042
[Net income, included therein]	[8,852]
Evaluation difference of other marketable securities	**15**
Treasury stock, at cost	**(7,052)**
TOTAL SHAREHOLDERS' EQUITY	**166,374**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**209,387**

(Notes) 1. The yen amounts shown therein are rounded down to the nearest million.

2. Significant accounting policies are stated elsewhere.

3. Short-term receivables (pecuniary claims) to subsidiaries: ¥8,751 million.
Long-term receivables (pecuniary claims) to subsidiaries: ¥1,645 million.
Short-term payables (pecuniary debts) to subsidiaries: ¥15,281 million.

4. Accumulated depreciation of tangible fixed assets: ¥90,044 million.

5. In addition to the fixed assets on the balance sheets, the Company uses some production equipment, computers and office equipment, etc. on leasing contracts.

6. Important assets and liabilities denominated in foreign currencies:

Cash and deposits:	US$63.068 million and others	(¥7,606 million).
Accounts receivable – trade:	US$40.613 million and others	(¥4,995 million).
Investments in subsidiaries:	US$97.930 million	(¥14,410 million).
	Euro 98.872 million	(¥13,184 million).
	Singapore $81.012 million and others	(¥7,703 million).
Accounts payable – trade:	US$16.211 million and others	(¥1,952 million).

7. Directors retirement gratuities and reserve for periodic repairs are allowances as provided for in Article 287, Paragraph 2, of the Commercial Code.

8. Number of issued shares and treasury stock:
Total number of issued shares was 116,124,405 shares of common stock, while the number of shares in the Company's treasury stock was 951,050 shares of common stock.

9. New share subscription rights as provided for in Article 280-19, Paragraph 1, of the Commercial Code (issuance of which was approved at the Ordinary General Meeting of Shareholders held on June 21, 2002 and the resolution thereof was adopted at the Board of Directors held on October 21, 2002):

Number of new share subscription rights:	9,369 rights (100 shares per right)
Number of new shares to be issued:	936,900 shares
Class of new shares to be issued:	shares of common stock of the Company
Issue price of shares (per share):	¥7,670
New share subscription period:	From October 1, 2003 to September 30, 2007

10. Net income per share: ¥75.27
Following the application of "Accounting Standard Concerning Net Income" (Accounting Standard No.2) that started in the fiscal year under review, calculation is made in accordance with the standard.

11. Net assets as provided for in Article 290, Paragraph 1, Item 6 of the Commercial Code:
¥15 million

HOYA CORPORATION
STATEMENTS OF INCOME
(non-consolidated)

(From April 1, 2002 to March 31, 2003)

(Millions of yen)

ORDINARY INCOME AND EXPENSES		
Operating income and expenses:		
Net sales		159,432
Cost of sales	106,979	
Selling, general and administrative expenses	25,916	132,895
OPERATING INCOME		**26,536**
Non-operating income and expenses:		
Non-operating income		
Interest income	97	
Dividend income	1,548	
Fee and commission income	2,410	
Other income	1,491	5,548
Non-operating expenses		
Interest expenses	6	
Foreign exchange losses	1,318	
Other expenses	1,299	2,624
ORDINARY INCOME		**29,460**
EXTRAORDINARY INCOME AND EXPENSES		
Extraordinary income:		
Gain on reversal of allowance for doubtful receivables	35	
Gain on sales of property, plant and equipment	25	
Gain on sales of investment securities	6	67
Extraordinary losses:		
Coverage to employee's pension fund	10,189	
Additional retirement benefits paid to employees	2,639	
Loss on disposal of property, plant and equipment	1,478	
Lump sum severance pay	155	
Other extraordinary losses	724	15,187
INCOME BEFORE INCOME TAXES		**14,340**
Income taxes – current	670	
Income taxes – deferred	4,817	5,487
NET INCOME		**8,852**
Unappropriated retained earnings brought forward from the previous fiscal year		3,507
Unappropriated losses brought into as a result of merger		1,415
Interim dividends		2,902
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR		**8,042**

(Notes) 1. The yen amounts shown therein are rounded down to the nearest millions.

2. Transactions with subsidiaries:
   - (1) Sales: ¥16,422 million.
   - (2) Purchases: ¥14,219 million.
   - (3) Payments of outside manufacturing fees and commissions, etc.: ¥17,292 million.
   - (4) Transactions other than operating transactions: ¥7,062 million.

3. Aggregated research and development expenditures included in the cost of sales (manufacturing expenses during the fiscal year under review) and general and administrative expenses: ¥6,207 million.

Significant Accounting Policies

1. Standards and methods for evaluation of marketable securities
   Investments in subsidiaries and affiliates
   ------------------ Cost using the moving average method.
   Other marketable securities
   Those quoted on exchanges:
   ------------------ Fair value based on market prices at fiscal year end
   (Evaluation difference is reported as a separate component in the shareholders' equity and sales cost is calculated based on the moving average method).
   Those not quoted on exchanges:
   ------------------ Cost using the moving average method.

2. Standards and methods for evaluation of inventories
   Merchandise, finished goods, half-finished goods and work in process:
   ------------------ Cost using the periodic average method.
   Raw materials:
   ------------------ Cost using the periodic average method
   (in part, cost using the last invoice cost method).
   Supplies:
   ------------------ Cost using the periodic average method and cost using the last invoice cost method.

3. Methods of depreciation of fixed assets
   Tangible fixed assets:
   ------------------ Straight-line method is applied for buildings (except for building annexes) that have been acquired on April 1, 1998 and thereafter, and declining-balance method is applied for other tangible fixed assets. Useful life of buildings is 10 to 50 years and that of machinery and equipment is 5 to 10 years.
   Intangible fixed assets:
   ------------------ Straight-line method is applied. The internally defined useful life of software is 5 years.

4. Methods of providing important allowances
   (1) Allowance for doubtful receivables:
   To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

   (2) Accrued bonus:
   To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

   (3) Directors retirement gratuities:
   To prepare for retirement gratuities to directors and statutory auditors, an amount equivalent to 100% of the necessary amount based on internal rules for directors and statutory auditors is provided.

   (4) Reserve for periodic repairs:
   To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an estimated amount based on the expenses of the previous large-scale repairs is provided.

5. Standards for translating assets and liabilities denominated in foreign currencies into Japanese yen

   Pecuniary claims and obligations denominated in foreign currencies are translated into Japanese yen using the spot exchange rates on the last business day of the fiscal year under review and translation differences are treated as profit or loss.

6. Treatment of leases

   Finance leases other than those in which ownership of the leased property may be transferred to the lessee are treated in accordance with the accounting treatment of ordinary lease transactions.

7. Treatment of national and local consumption taxes

   Tax excluded method is applied.

8. Accounting treatments concerning treasury stock and reversals of legal reserve, etc.:

   "Accounting Standard Concerning Treasury Stock and Reversal of Legal Reserves, etc." (Accounting Standard No.1) is applied starting in the fiscal year under review. Its effect was insignificant.

   Pursuant to the enforcement of the Enforcement Rule of the Commercial Code (2002 Ministry of Justice Ordinance No.22), shareholders' equity in the balance sheets of the fiscal year under review is presented as composed of common stock, capital surplus, earned surplus and other items.

[Additional information]

In the fiscal year under review, the system of lump sum severance pay was abolished and the employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare. Consequently, the accrued retirement benefits for employees were reversed.

Notes Relating to Tax allocation

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:
(as of March 31 2003)

	(Millions of yen)
(1) Current deferred tax assets and liabilities	
Deferred tax assets	
Excess in inclusion into tax-deductible depreciation	1,264
Excess in inclusion into tax-deductible accrued bonus	1,048
Other deferred tax assets	473
Total amount of deferred tax assets – current	2,786
Deferred tax liabilities	
Accrued refundable enterprise tax	(334)
Total amount of deferred tax liabilities – current	(334)
Net deferred tax assets – current	2,451
(2) Non-current deferred tax assets and liabilities	
Deferred tax assets	
Excess in inclusion into tax-deductible depreciation	1,431
Valuation loss of fixed assets disallowed of tax deduction	906
Excess in inclusion into tax-deductible allowance for doubtful receivables	152
Other deferred tax assets	469
Total amount of deferred tax assets – non-current	2,959
Deferred tax liabilities	
Reserve for deferred income taxes on fixed assets	(582)
Special depreciation reserve	(312)
Evaluation difference of other marketable securities	(10)
Total amount of deferred tax liabilities – non-current	(904)
Net deferred tax assets – non-current	2,055

2. Reconciliation of the difference between statutory tax rate and effective income tax rate after application of tax allocation:
(From April 1, 2002 to March 31, 2003)

	(%)
Statutory tax rate	41.7
(Adjustments)	
Perennially non-deductible expenses such as entertainment expenses	0.7
Per capita levy of inhabitants tax and others	0.4
Perennially non-taxable income such as dividend received	(4.2)
Decrease in deferred tax assets at fiscal year-end due to change in income tax rate	0.5
Other adjustments	(0.8)
Effective income tax rate after application of tax allocation	38.3

3. Adjustment of deferred tax assets and deferred tax liabilities due to changes in the income tax rate:

Pursuant to the enforcement of the "Law to Amend Part of the Local Tax Law, etc." (2003 Law No.9) effective March 31, 2003, the statutory tax rate used in calculating the deferred tax assets and deferred tax liabilities for the fiscal year under review (only those deferred tax assets and liabilities that are estimated to be dissolved on and after April 1, 2004) was changed to 40.4% from 41.7% used for the previous fiscal year. Due to the change, net deferred tax assets (amount net of deferred tax liabilities) decreased by ¥66 million, while deferred income taxes increased by ¥66 million and evaluation difference of other marketable securities increased by ¥0 million respectively.

Notes Relating to Employees' Retirement Benefits

1. Systems for employees' retirement benefits of the Company

   The Company used to adopt the systems of lump sum severance pay and of an employees' pension fund (Kosei Nenkin Kikin). During the fiscal year under review, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on January 29, 2003 and is in the process of completion.

2. Projected benefit obligation and its breakdown (as of March 31, 2003)

   There is no such obligation to be reported.

3. Breakdown of net periodic pension cost (from April 1, 2002 to March 31, 2003)

	(Millions of yen)
Service cost	1,137
Interest cost	865
Expected return on plan assets	(1,044)
Difference arising from the change in accounting standards (reduced)	(128)
Past service costs (reduced)	(89)
Actuarial difference (expensed)	1,233
Sub-total	1,973
Coverage to employees' pension fund	10,189
Lump sum severance pay	155
Additional retirement benefits paid to employees	2,639
Net periodic pension cost	14,958

(Notes) 1. Coverage to employees' pension fund is the difference between the Company's additional contribution that accrued upon dissolution of the employees' pension fund and the balance of accrued retirement benefits for employees on the same date.

2. Lump sum severance pay is the difference between the required payments to employees that were defined upon abolition of the system of lump sum severance pay and the balance of accrued retirement benefits for employees on the same date.

4. Calculation basis of projected benefit obligation and others

1) Discount rate	—
2) Expected rate of return on plan assets	5.5%
3) Attribution method of estimated retirement benefits	Years-of-service approach
4) Number of years over which the difference arising from the change in accounting standards is amortized	15 years
5) Number of years over which the prior service cost is amortized	12 years
6) Number of years over which the actuarial difference is amortized	12 years

(Note) Upon receiving approval for abolition of the system of lump sum severance pay and for the dissolution of the employees' pension fund, the difference arising from the change in accounting standards, past service costs and actuarial difference are expensed en block during the fiscal year under review.

HOYA CORPORATION
PROPOSED APPROPRIATIONS OF RETAINED EARNINGS

(Yen)

I. Unappropriated retained earnings for the fiscal year			**8,042,065,792**
II. Reversal of voluntary reserve			
1. Special depreciation reserve		140,060,616	
2. Reserve for deferred income taxes on fixed assets		77,948,690	218,009,306
Total			8,260,075,098
III. Appropriation of retained earnings			
1. Cash dividends (¥25 per share)		2,879,333,875	
2. Bonuses to Directors		120,000,000	
3. Voluntary reserve			
(1)Special depreciation reserve	119,850,568		
(2)Reserve for deferred income taxes on fixed assets	18,729,172		
(3)General reserve	1,000,000,000	1,138,579,740	4,137,913,615
IV. Unappropriated retained earnings carried forward to the next year			**4,122,161,483**

(Notes) 1. Interim dividend of ¥2,902,988,450 (¥25 per share) was paid on December 1, 2002.

2. Special depreciation reserve refers to the amount provided in accordance with the provisions of the Special Taxation Measures Law and the change in statutory tax rate, and to the amount reversed in accordance with the provisions of the Special Taxation Measures Law.

3. Reserve for deferred income taxes on fixed assets refers to the amount provided in accordance with the provisions of the Special Taxation Measures Law and the change in statutory tax rate, and to the amount reversed in accordance with the provisions of the Corporation Tax Law and the Special Taxation Measures Law.

(Translation)

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' REPORT

May 19, 2003

Messrs. The Board of Directors
HOYA CORPORATION

Tohmatsu & Co.

Eiji Asada (seal)
Representative Partner,
Engagement Partner,
Certified Public Accountant:

Hitoshi Matsumoto (seal)
Engagement Partner,
Certified Public Accountant:

Yoshiaki Hatori (seal)
Engagement Partner,
Certified Public Accountant:

Pursuant to Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations," we, the oversigned auditing firm, have examined the balance sheets, the statements of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules of HOYA CORPORATION for the 65th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our audit was made in accordance with generally accepted fair and reasonable auditing standards in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion:

(1) The balance sheets and the statements of income fairly present the financial position and the results of operations of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) fairly presents the Company's affairs in conformity with the applicable laws and regulations and the Articles of Incorporation,

(3) The proposed appropriation of retained earnings is in conformity with the applicable laws

and regulations and the Articles of Incorporation, and

(4) With respect to the supplementary schedules (with respect to accounting matters only) there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the provisions of the Certified Public Accountants Law.

(END)

(Translation)

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of HOYA CORPORATION ("the Company"), upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 65th fiscal year (from April 1, 2002 to March 31, 2003), prepared this audit report upon deliberation and hereby report as follows:

1. SUMMARY OF THE METHOD OF AUDIT USED BY THE STATUTORY AUDITORS

In accordance with the method of audit and assignment of responsibilities, etc. decided upon by the Board of Statutory Auditors, each Statutory Auditor attended meetings of the Board of Directors and other important meetings; heard reports of the Directors and others on the Company's business operations; inspected documents authorizing corporate actions and other important documents; investigated the state of activities and property of the Company at its headquarters and principal business offices; and, with respect to the Company's subsidiaries, requested reports on their businesses operations as the need arose. Also, the Board of Statutory Auditors heard the report and explanation thereof from the Company's Account Auditors, and examined the Company's financial statements and supplementary schedules.

With respect to certain other matters, including competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal by the Company of its own shares, the Board of Statutory Auditors, in addition to the steps described above, requested reports on such transactions from the Directors and others as the need arose, and investigated thoroughly the circumstances surrounding such transactions.

2. RESULT OF AUDIT

(1) The Board of Statutory Auditors approves the method of audit used, and the result of such audit reported, by Tohmatsu & Co., the Company's independent auditors.

(2) The business report fairly presents the state of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the Company ("the Articles of Incorporation").

(3) The Board of Statutory Auditors has found no items to be pointed out with respect to the proposition concerning approval of the proposed appropriations of retained earnings, in light of the state of property of the Company and other circumstances.

(4) The supplementary schedules fairly present the matters to be reported and The

Board of Statutory Auditors has found no items to be pointed out with respect to it.

(5) The Board of Statutory Auditors has found no dishonest act or material fact of violation of the applicable laws and regulations or the Articles of Incorporation to be pointed out with respect to the performance by any Director of his duties, including those duties in connection with any subsidiary of the Company.
With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal by the Company of its own shares, the Board of Statutory Auditors has found no breach of duties on the part of the Directors.

May 23, 2003

THE BOARD OF STATUTORY AUDITORS OF HOYA CORPORATION

Takashi Kato (seal)
Statutory Auditor (full-time)

Yasuo Ozawa (seal)
Statutory Auditor (full-time)

Katsuhiro Matsunaga (seal)
Statutory Auditor (full-time)

Hideaki Iizuka (seal)
Statutory Auditor

Note: The Statutory Auditors, Messrs. Katsuhiro Matsunaga, and Hideaki Iizuka, are outside auditors as provided for in Article 18, Paragraph 1, of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations.

(END)

INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS

1. Total number of voting rights owned by all the shareholders:

1,150,982 rights

2. Propositions and information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 65th fiscal year

The particulars of the proposition are as set forth on page 40 of the Attached documents.

The Company exerts efforts to increase the shareholder value in response to the shareholder expectations.

The management proposes that a year-end dividend for the fiscal year be ¥25 per share. Consequently, the dividend for the current fiscal year, including an interim dividend of ¥25 per share already paid, will amount to ¥50 per share. Thus, the dividend propensity and dividend rate for shareholders' equity will be 66.4% and 3.5%, respectively.

Funds of retained earnings will be appropriated for investment to accelerate the Company's further growth, build up competitive edge of its products, and develop next-generation products.

The management proposes that bonuses to Directors be ¥120 million.

Proposition No. 2: Acquisition by the Company of its own shares.

In order to enact management with agility to the changing management environments, the management proposes that the Company shall acquire shares of common stock of the Company, not exceeding 11,500,000 shares, for the aggregate acquisition prices not exceeding ¥85,000 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code.

Proposition No. 3: Partial amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Pursuant to the partial amendment to the Regulations of Commercial Registration (1964 Ministry of Justice Ordinance No. 23), effective November 1, 2002, under which the use of *romaji*, or roman letters, is authorized for commercial registration, it is hereby proposed that the description of the trade name in Article 1 (Trade name) of the existing Articles of Incorporation for the purpose of commercial registration be deleted.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) as of April 1, 2003, in order to further enhance the speed and efficiency of management and to make separation of monitoring from execution thoroughly effective, it is hereby proposed that new provisions be established to make the Company subject to the special exceptions concerning a "committee establishing company" as provided for in Chapter II, Section 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations (1974 Law No. 22) and accordingly, the required amendments be made. It is also proposed that the provisions concerning Statutory Auditors and the Board of Statutory Auditors, etc. in the existing Articles of Incorporation either be moved to Supplementary Provision or be deleted.

In addition, it is hereby also proposed that, in accordance with the shift to a committee establishing company, new provisions be established to limit the liabilities of Executive Officers in order to inspire them to more proactive management. Newly establishing the said provisions has been agreed by the Board of Statutory Auditors, which is required to agree on a unanimous basis.

(3) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) as of April 1, 2003, which creates a system to invalidate share certificates, it is hereby proposed that the required amendment be made to the existing Articles of Incorporation. It is hereby also proposed that new provisions be established and the required amendments be made to the existing Articles of Incorporation, that include adoption of a system for the further purchasing of less-than-one-unit shares as part of the Company's service to its shareholders pursuant to the approval to introduce such system, and the lowering of the quorum for adopting a special resolution at a general meeting of shareholders to one-third (1/3) or more of the voting rights of all the shareholders in order to expedite the decision-making process by ensuring general meetings of shareholders run smoothly pursuant to the approval to lower such quorum, among other things.

(4) In accordance with the above amendment, it is hereby proposed that the Articles of Incorporation be renumbered and some wording thereof be changed.

2. Particulars of the amendment:

The particulars of the amendment are as follows:

(The underlined indicate amended parts.)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 1. (Trade name) The Company shall be called HOYA Kabushiki Kaisha, which shall be written "HOYA"(in *katakana*) Kabushiki Kaisha for registration purpose. 2. The English trade name of the Company shall be HOYA CORPORATION.	Article 1. (Trade name) The Company shall be called HOYA Kabushiki Kaisha. [Same as existing]
(To be newly established)	Article 5. (Adopting of a system of "committee establishing company") The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations (the "Special Exceptions Law").
Article 5. (Total number of shares authorized to be issued by the Company) The total number of shares authorized to be issued by the Company shall be 320 million shares. In case shares are retired, the corresponding number of shares shall be deducted from the said total number.	Article 6. (Total number of shares authorized to be issued by the Company) The total number of shares authorized to be issued by the Company shall be 320 million shares. In case shares are retired, the corresponding number of shares shall be deducted from the said total number.
Article 6. [Description omitted]	Article 7. [Description omitted]
Article 7. (Non-issuance of certificates for less-than-one-unit shares) The Company shall not issue certificates for shares constituting less than one unit of shares ("less-than-one-unit shares"), unless otherwise provided for in the Share Handling Rules.	Article 8. (Non-issuance of certificates for less-than-one-unit shares) The Company shall not issue certificates for shares constituting less than one unit of shares ("less-than-one-unit shares"), unless otherwise provided for in the Share Handling Rules mentioned in Article 11 hereof.
Article 8. (Denominations of share certificates) The shares of the Company shall be in registered form and the denominations of the certificates therefore shall be as provided for by the Board of Directors	(To be deleted)
(To be newly established)	Article 9. (Further purchase of less-than-one-unit shares) Any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 9. (Transfer agent) A transfer agent shall be appointed with regard to the shares of the Company. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof. 3. The register of shareholders and the register of beneficial shareholders of the Company (the "Register of Shareholders") shall be kept on file at the place of business of the transfer agent and the registration of a transfer of shares, purchase of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.	Article 10. (Transfer agent) A transfer agent shall be appointed with regard to the shares of the Company. 2. The Company shall select such transfer agent and its place of business and give public notice thereof. 3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept on file at the place of business of the transfer agent and the registration of a transfer of shares, registration of loss of share certificates, purchase and sale of less-than-one-unit shares and other business relating to its shares shall be handled by the transfer agent and not by the Company.
Article 10. (Rules concerning handling of shares) The registration of a transfer of shares, registration of a transfer of new share subscription rights, preparation of the register of beneficial shareholders, preparation of the register of new share subscription rights, acceptance of beneficial shareholder notices, purchase of less-than-one-unit shares and other matters concerning the shares of the Company shall be governed by the "Share Handling Rules" to be established by the Board of Directors unless otherwise provided for in these Articles of Incorporation.	Article 11. (Share Handling Rules) The denominations of share certificates to be issued by the Company, the registration of a transfer of shares, registration of a transfer of new share subscription rights, preparation of the register of beneficial shareholders, preparation of the register of new share subscription rights, acceptance of beneficial shareholder notices, registration of loss of share certificates, purchase and sale of less-than-one-unit shares and other matters concerning the shares of the Company shall be governed by the Share Handling Rules to be established by the Company in addition as provided for in laws or ordinances and in these Articles of Incorporation.
Article 11. (Record date) The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) appearing in the final Register of Shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. 2. If necessary, in addition to the preceding paragraph, the Company may set a record date upon giving prior public notice in accordance with the resolution of the Board of Directors.	Article 12. (Record date) The Company shall treat the shareholders appearing in the final register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. [Same as existing]
Article 12. [Description omitted]	Article 13. [Description omitted]

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 13. (Person to convene meetings and chairman) A general meeting of shareholders shall be convened by the President in accordance with the resolution of the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the office of President is vacant or the President is unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors.	Article 14. (Person to convene meetings and chairman) A general meeting of shareholders shall be convened by the Chief Executive Officer mentioned in Article 34 hereof in accordance with the resolution of the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the Chief Executive Officer is unable to act, a Director shall act in his place in the order previously fixed by the Board of Directors.
2. The chairman shall maintain order and arrange the proceedings at the general meeting.	[Same as existing]
Article 14. (Resolutions) Unless otherwise provided for in laws or ordinances or in the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present. [To be newly established]	Article 15. (Resolutions) Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present. 2. Special resolutions of a general meeting of shareholders (as provided for in Article 343, paragraph 1 of the Commercial Code) shall be adopted at such meeting at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
Article 15. [Description omitted]	Article 16. [Description omitted]
Article 16. (Shareholders' right to make proposals) If a shareholder desires to make a proposal with respect to the matters forming the objects of a general meeting of shareholders or any proposition to be submitted to it, such shareholder must present written request therefore to the Directors six (6) weeks prior to the date of the meeting.	Article 17. (Shareholders' right to make proposals) If a shareholder desires to make a proposal with respect to the matters forming the objects of a general meeting of shareholders or any proposition to be submitted to it, such shareholder must present written request therefore to the Directors eight (8) weeks prior to the date of the meeting.
Article 17. (Minutes) The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.	Article 18. (Minutes) The proceedings in outline and the resultant actions taken at a general meeting of shareholders shall be recorded in minutes and the chairman and the Directors and Executive Officers present shall affix their names and seals thereto.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors, Board of Directors and Committees**
Article 18. (Number) The Company shall have not more than 20 Directors. [To be newly established]	Article 19. (Number) The Company shall have not more than 10 Directors. 2. A half or more of the Directors shall be outside Directors (as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code).
Article 19. [Description omitted]	Article 20. [Description omitted]

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 20. (Term of office) The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within two (2) years after their assumption of office. 2. The term of office of Directors elected to increase their number or to fill vacancies shall expire at such time as the term of office of the other Directors currently in office shall expire.	Article 21. (Term of office) The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office. (To be deleted)
Article 21 (Directors with specific titles) By its resolution, the Board of Directors shall appoint one President and may appoint, as the necessity arises, one Chairman of the Board and one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors, from among the Directors.	(To be deleted)
Article 22. (Representative Directors) The President shall act as Representative Director of the Company; provided, however, that if necessary, there may be appointed, by resolution of the Board of Directors a Representative Director or Directors, in addition to the President, from among the Directors.	(To be deleted)
Article 23. (Person to convene meetings and chairman) Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened by the Chairman or the President, who shall act as chairman of such meeting; provided, however, that if the Chairman and the President are unable to act, another Director shall act in their place in the order previously fixed by the Board of Directors. 2. For the purpose of the convening of a meeting under the preceding paragraph, notice of such meeting shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 22. (Person to convene meetings and chairman) Unless otherwise provided in laws or ordinances, a meeting of the Board of Directors shall be convened by a Director previously appointed by the Board of Directors, who shall act as chairman of such meeting; provided, however, that if the Director is unable to act, another Director shall act in his place in the order previously fixed by the Board of Directors. 2. For the purpose of the convening of a meeting under the preceding paragraph, notice of such meeting shall be dispatched to each Director at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.
Article 24. [Description omitted]	Article 23. [Description omitted]
Article 25. (Minutes of the Board of Directors) The proceedings in outline and the resultant actions taken at a meeting of the Board of Directors shall be recorded in minutes and the chairman and the Directors and Statutory Auditors present shall affix their names and seals thereto.	Article 24. (Minutes of the Board of Directors) The proceedings in outline and the resultant actions taken at a meeting of the Board of Directors shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 26. (Regulations of the Board of Directors) In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 25. (Regulations of Board of Directors) In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
Article 27. (Remuneration) Remuneration and retiring gratuities of the Directors shall be determined by resolution of a general meeting of shareholders.	Article 26. (Remuneration) Remuneration of the Directors shall be determined by resolution of the Remuneration Committee.
Article 28. (Indemnity of Directors) The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities as provided for in Article 266, paragraph 1, item 5 of the Commercial Code.	Article 27. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law.
Article 29. (Agreement with outside Director to limit the Director's liabilities) The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 266, paragraph 1, item 5 of the Commercial Code, which may be incurred by such Director in the future, to the larger of the amount set out in advance which shall be not less than ¥10,000,000 and the aggregate amount as provided for in the items of paragraph 19 of the said Article of the Commercial Code.	Article 28. (Agreement with outside Director to limit the Director's liabilities) The Company may enter into an agreement with any outside Director to limit liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law, which may be incurred by such Director in the future, to the larger of the amount set out in advance which shall be not less than ¥10,000,000 and the aggregate amount as provided for in the items of paragraph 19 of Article 266 of the Commercial Code applied by Article 21-17, paragraph 5 of the said Law.
[To be newly established]	Article 29. (Establishment and powers of Committees) The Company shall have an Audit Committee, Nomination Committee and Remuneration Committee. 2. Each of the Audit Committee, Nomination Committee and Remuneration Committee shall determine all matters as provided for in laws or ordinances and exercise all powers necessary to perform its functions.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
[To be newly established]	Article 30. (Constitution of Committee) Each Committee shall consist of three (3) or more members who shall be Directors. 2. The election and dismissal of members of each Committee shall be by resolution of the Board of Directors. 3. A majority of the members of each of the Nomination Committee and the Remuneration Committee shall be outside Directors who shall not be Executive Officers of the Company. 4. A majority of the members of the Audit Committee shall be outside Directors who shall not be Executive Officers of the Company and any Director other than such outside Directors who is a member thereof shall not execute business of the Company or any of its subsidiaries.
Chapter V. Statutory Auditors and Board of Statutory Auditors	(To be deleted)
Article 30. (Number) The Company shall have not more than five (5) Statutory Auditors.	(To be deleted)
Article 31. (Election) Resolutions for the election of Statutory Auditors shall be adopted at a general meeting of shareholders at which shareholders who hold not less than one-third (1/3) of the total number of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	(To be deleted)
Article 32. (Term of office) The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the business year last to occur within four (4) years after the assumption of the office. 2. The term of office of a Statutory Auditor elected to fill the vacancy caused by the retirement of a Statutory Auditor before expiration of his term of office shall be for the unexpired balance of the term of office of his predecessor.	(To be deleted)
Article 33. (Full-time Auditors) The Statutory Auditors shall appoint a full-time Statutory Auditor or Auditors from among their number.	(To be deleted)
Article 34. (Notice of meeting of the Board of Statutory Auditors) Notice of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	(To be deleted)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 35. (Resolutions of the Board of Statutory Auditors) Resolutions of the Board of Statutory Auditors shall be adopted by a majority of the Statutory Auditors, unless otherwise provided for in laws or ordinances.	(To be deleted)
Article 36. (Minutes of the Board of Statutory Auditors) The proceedings in outline and the resultant actions taken at a meeting of the Board of Statutory Auditors shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals thereto.	(To be deleted)
Article 37. (Regulations of the Board of Statutory Auditors) In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be established by the Board of Statutory Auditors.	(To be deleted)
Article 38. (Remuneration) Remuneration and retiring gratuities of the Statutory Auditors shall be determined by resolution of a general meeting of shareholders.	(To be deleted)
Article 39. (Indemnity of Statutory Auditors) The Company may, by resolution of the Board of Directors, exempt any Statutory Auditor (including any ex-Statutory Auditor) from liabilities.	(To be deleted)
[To be newly established]	**Chapter V. Executive Officers**
[To be newly established]	Article 31. (Number) The Company shall have not less than two (2) Executive Officers.
[To be newly established]	Article 32 (Election and dismissal of Executive Officers and Representative Executive Officers) The election and dismissal of Executive Officers and Representative Executive Officers shall be by resolution of the Board of Directors.
[To be newly established]	Article 33. (Term of office) The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors held after the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
[To be newly established]	Article 34. (Assignment of functions and command-and-order relationship) By resolution of the Board of Directors, one (1) Chief Executive Officer shall be elected from among the Representative Executive Officers and (1) Chief Financial Officer shall be elected from among the Representative Executive Officers or Executive Officers. 2. The assignment of functions and the command- and-order relationship among Executive Officers shall be determined by resolution of the Board of Directors.
[To be newly established]	Article 35. (Remuneration) Remuneration of the Executive Officers shall be determined by resolution of the Remuneration Committee.
[To be newly established]	Article 36. (Indemnity) The Company may, by resolution of the Board of Directors, exempt any Executive Officer (including any ex-Executive Officer) from liabilities as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law.
Article 40. [Description omitted]	Article 37. [Description omitted]
Article 41. (Dividends of profit) Dividends of profit of the Company shall be paid to the shareholders or the pledgees appearing in the final Register of Shareholders as of the date of closing of accounts for each business year.	Article 38. (Dividends of profit) Dividends of profit of the Company shall be paid to the shareholders or the pledgees appearing in the final register of shareholders as of the date of closing of accounts for each business year.
Article 42. (Interim dividends) The Company may, by resolution of the Board of Directors, pay an interim dividend to the shareholders or the pledgees appearing in the final Register of Shareholders as of September 30 of each year.	Article 39. (Interim dividends) The Company may, by resolution of the Board of Directors, pay an interim dividend to the shareholders or the pledgees appearing in the final register of shareholders as of September 30 of each year.
Article 43. [Description omitted]	Article 40. [Description omitted]
Article 44. Any matter not covered by these Articles of Incorporation shall be subject to the Commercial Code and other laws or ordinances.	Article 41. Any matter not covered by these Articles of Incorporation shall be subject to the Commercial Code and other laws or ordinances.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Supplementary Provision With respect to the term of office of the Statutory Auditors who will be in their office prior to the close of the ordinary general meeting of shareholders relating to the business year ending March 31, 2003, the phrase "within four years after the assumption of the office" in the provision of Article 32 shall be read "within three years after the assumption of the office." This supplementary provision shall be deleted at the close of the ordinary general meeting of shareholders relating to the business year ending March 31, 2004.	Supplementary Provision The Company may, by resolution of the Board of Directors, exempt any Statutory Auditor who assumes his/her position prior to the shift to a committee establishing company from liabilities to the extent as provided for in Article 280, paragraph 1 of the Commercial Code.

committee establishing company

Proposition No. 4: Election of 8 Directors

The term of office of four Directors, Messrs. Hiroshi Suzuki, Kenji Ema, Takeo Shiina and Yuzaburo Mogi, will expire at the close of this Ordinary General Meeting of Shareholders. It is therefore proposed that these four Directors be re-elected.

Directors, Messrs. Hiroaki Tanji and Naotaka Saeki, will resign during their tenure as the Company will, subject to the approval of Proposition No. 3, shift to a "committee establishing company". It is hereby proposed that these two Directors be re-elected. Additionally, to strengthen the system of management of the Company, it is hereby proposed that Mr. Yoshikazu Hanawa and Ms. Eiko Kono be elected as outside Directors.

The 8 candidates for Directors are as follows:

	Name (Date of birth)	Brief history and representation of other companies		Number of shares of the Company held by Candidate
1.	Hiroshi Suzuki (August 31, 1958)	Apr. 1985	Joined the Company	180,420 shares
		Jun. 1993	Director of the Company	
		Jun. 1997	Managing Director of the Company	
		Apr. 1999	Managing Director of the Company, President, Electro-Optics Company	
		Jun. 1999	Executive Managing Director of the Company	
		Jun. 2000	President and Representative Director of the Company (present post)	
2.	Kenji Ema (November 8, 1947)	Mar. 1970	Joined the Company	11,100 shares
		Jun. 1993	Director of the Company, in charge of Administration Planning, Accounting and Purchase	
		Jun. 1997	Managing Director of the Company, in charge of Strategy Planning and Treasury	
		Jun. 2000	Executive Managing Director of the Company, in charge of Corporate Finance	
		Jun. 2001	Executive Managing Director and CFO of the Company (present post)	
3.	Hiroaki Tanji (July 31, 1952)	Apr. 1992	Joined the Company	1,200 shares
		Apr. 1997	General Manager, Institute of Advanced Technology, R&D Center of the Company	
		Jul. 1999	Senior Vice President of HOYA HOLDINGS, INC.	
		Jun. 2000	Director of the Company	
		Nov. 2001	Director and Head of Business Development Division of the Company (present post)	
4.	Takeo Shiina (May 11, 1929)	Jun. 1953	Joined IBM Japan, Ltd.	— shares
		May 1962	Director of IBM Japan Ltd.	
		Feb. 1975	President and Representative Director of IBM Japan Ltd.	
		Jan. 1993	Chairman of IBM Japan Ltd.	
		Jun. 1995	Director of the Company (present post)	
		Dec. 1999	Senior Adviser of IBM Japan Ltd. (present post)	

	Name (Date of birth)	Brief history and representation of other companies		Number of shares of the Company held by Candidate
5.	Naotaka Saeki (August 18, 1934)	Apr. 1959	Joined The Sanwa Bank, Limited (currently, UFJ Bank Limited)	1,000 shares
		Jun. 1986	Director of the Bank	
		Jun. 1994	President of the Bank	
		Jun. 1999	Advisor of the Bank	
		Jun. 2000	Director of the Company (present post)	
		Jan. 2002	Senior Advisor of UFJ Bank Limited (present post)	
6.	Yuzaburo Mogi (February 13, 1935)	Apr. 1958	Joined Noda Shoyu Co., Ltd. (currently, Kikkoman Corporation)	— shares
		Mar. 1979	Director of Kikkoman Corporation	
		Mar. 1982	Managing Director of Kikkoman Corporation	
		Oct. 1985	Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1989	Executive Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1994	Executive Vice President and Representative Director of Kikkoman Corporation	
		Feb. 1995	President and Representative Director of Kikkoman Corporation (present post)	
		Jun. 2001	Director of the Company (present post)	
7.	Yoshikazu Hanawa (March 16, 1934)	Apr. 1957	Joined Nissan Motor Co., Ltd.	— shares
		Jun. 1985	Director of Nissan Motor Co., Ltd.	
		Jan. 1988	Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1990	Executive Managing Director of Nissan Motor Co., Ltd.	
		Jun. 1991	Executive Vice President and Representative Director of Nissan Motor Co., Ltd.	
		Jun. 1996	President and Representative Director of Nissan Motor Co., Ltd.	
		Nov. 1999	Chairman, President, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2000	Chairman, Representative Director and CEO of Nissan Motor Co., Ltd.	
		Jun. 2001	Chairman and Representative Director of Nissan Motor Co., Ltd. (present post)	
8.	Eiko Kono (January 1, 1946)	Dec. 1969	Joined RECRUIT Co., Ltd.	— shares
		Apr. 1984	Director of RECRUIT Co., Ltd.	
		Aug. 1985	Managing Director of RECRUIT Co., Ltd.	
		Nov. 1986	Senior Managing Director of RECRUIT Co., Ltd.	
		Jul. 1994	Executive Vice President of RECRUIT Co., Ltd.	
		Jun. 1997	President and Representative Director of RECRUIT Co., Ltd. (present post)	

(Note) 1. Any of the candidates do not have any relation of special interest with the Company.
2. Messrs. Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono are candidates for outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Proposition No. 5: Issuance of new share subscription rights as stock options

It is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company issue new share subscription rights to the Directors and employees (including the Executive Officers who will be elected by resolution of the Board of Directors, subject to the approval of Proposition No. 3, the same applies hereinafter) of the Company and its subsidiaries as stock options, as outlined below.

(Outline of the issuance of new share subscription rights)

1. Reason for the issuance of new share subscription rights to parties other than shareholders on specifically favourable conditions:

To raise the morale of and afford incentives to the Directors and employees of the Company and its subsidiaries to contribute to achieving much improved results and secure good human resources, the Company intends to issue new share subscription rights to the Directors and employees of the Company and its subsidiaries, as described in paragraph 3. below.

2. Qualified grantees of new share subscription rights:

Directors and employees of the Company and its subsidiaries.

3. Outline of the issuance of new share subscription rights:

(i) Class and number of shares to be issued upon exercising of new share subscription rights:

Not exceeding 1,200,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercising of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(ii) Total number of new share subscription rights to be issued:

Not exceeding 12,000 rights.
(Number of shares to be issued for each new share subscription right: 100 shares; provided, however, that in case of an adjustment to the number of shares as set forth in item (i) above, the adjustment shall be made similarly.)

(iii) Issue price of a new share subscription right:

Free of charge.

(iv) Amount to be paid in upon exercising of a new share subscription right:

A paid-in amount for each new share subscription right shall be an amount obtained by multiplying by the number of shares to be issued for each new share subscription right as set forth in item (ii) above, a paid-in amount per share to be determined below:

The paid-in amount per share shall be the closing price (regular transaction) of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day on which a resolution for the issuance of the new share subscription rights is adopted (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(v) New share subscription right exercise period:

From October 1, 2004 to September 30, 2008. Provided, however, that subject to a contract of granting new share subscription rights to be entered into individually between a relevant grantee of the rights and the Company ("Contract"), the exercising of the new share subscription rights during the said period may be restricted.

(vi) Terms and conditions of the exercising of new share subscription rights:

(1) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

(2) No new share subscription right so granted can be inherited.

(3) No new share subscription right so granted can be assigned, given in pledge or otherwise disposed of.

(4) In a Contract, the Company shall have the right to fix the maximum number of the new share subscription rights exercisable, or the maximum aggregate issue prices of shares to be issued upon exercising of the new share subscription rights, in each year (from January 1 to December 31) during the new share subscription right

exercise period.

(5) Any other term and condition shall be governed by a Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the new share subscription rights.

(vii) Cancellation of new share subscription rights:

(1) In the event that a merger agreement under which the Company shall be merged is approved or a proposition for the approval of a share exchange agreement or a proposition on a share transfer under which the Company shall become a wholly-owned subsidiary is adopted at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(2) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights or waives all or part of his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.

(viii) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(ix) Detailed terms and conditions:

The detailed terms and conditions concerning the new share subscription rights shall be determined by resolution at a meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Proposition No. 6: Granting of retirement gratuities to retiring Statutory Auditors

All the Statutory Auditors will retire at the close of this Ordinary General Meeting of Shareholders as the Company will, subject to the approval of Proposition No. 3, shift to a "committee establishing company". It is therefore proposed that retirement gratuities be granted to Messrs. Takashi Kato, Yasuo Ozawa, Katsuhiro Matsunaga and Hideaki Iizuka, who will retire as Statutory Auditors, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company.

It is also proposed that the determination of the actual amount, the time and method of presentation, etc., which has been consulted among the Statutory Auditors subject to the approval of this proposition, be left to such consultation.

.Brief histories of the retiring Statutory Auditor are as follows:

Name	Brief history	
Takashi Kato	Jun. 2001	Statutory Auditor (full-time) of the Company (present post)
Yasuo Ozawa	Jun. 2001	Statutory Auditor (full-time) of the Company (present post)
Katsuhiro Matsunaga	Jun. 1998	Statutory Auditor (full-time) of the Company (present post)
Hideaki Iizuka	Jun. 1995	Statutory Auditor of the Company (present post)

Proposition No. 7: Payments upon the abolition of the policy of granting retirement gratuities to Directors

As a means of management reforms, the Company has reviewed its directors' remuneration policy. Consequently, the Company, at the meeting of its Board of Directors held on April 21, 2003, determined to abolish the policy of granting retirement gratuities to Directors, which is found little linked with its business performance and shareholder value, at the close of the Ordinary General Meeting of Shareholders to be held on June 20, 2003.

Upon the abolition of the policy, the granting of such retirement gratuities will be discontinued after the close of this Ordinary General Meeting of Shareholders. However, it is hereby proposed that an amount calculated in accordance with the established standard of the Company be paid to the three Directors (expected to be re-elected), in appreciation of the distinguished services rendered by them while in office heretofore and that the determination of the actual amount, time and method of presentation, etc. be left to the Board of Directors.

The three Directors are as follows:

Name	Brief history	
Hiroshi Suzuki	Jun. 1993	Director of the Company
	Jun. 1997	Managing Director of the Company
	Jun. 1999	Executive Managing Director of the Company
	Jun. 2000	President and Representative Director of the Company (present post)
Kenji Ema	Jun. 1993	Director of the Company
	Jun. 1997	Managing Director of the Company
	Jun. 2000	Executive Managing Director of the Company (present post)
Hiroaki Tanji	Jun. 2000	Director of the Company (present post)

(END)

MAP
to
HOYA CORPORATION
Headquarters Building

Address: **2-7-5 Nakaochiai, Shinjuku-ku, Tokyo**
161-8525

Tel: 03-3952-1151

Nearby Station: Seibu-Shinjuku Line "Shimo-ochiai"
One stop from "Takadano-baba". Only local trains stop at Shimo-ochiai.


Mejiro Dori
To Nerima
Seibo Hospital
To Meriro
HOYA CORPORATION
3 min. walk from Shimo-chiai Station
Gas Station
Shin-Mejiro Dori
To Nerima
Police Box
To Edogawabashi
Myoshoji River
Shimo-ochiai
To Tokorozawa
Seibu-Shinjuku Line
To Takadanobaba

Results of the 65th Ordinary General Meeting of Shareholders

The 65th Ordinary General Meeting of Shareholders of the HOYA CORPORATION was held on June 20 (Friday), 2003, at 10:00 a.m. at the Head Office of the Company, Tokyo, Japan and the following matters were reported and resolved. HOYA CORPORATION is really appreciating your cooperation for voting proxy.

1.Matters reported:

The balance sheet as of March 31, 2003 and the business report and statement of income for the 65th fiscal year (from April 1, 2002 to March 31, 2003) were reported.

2.Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 65th business year

The proposition was approved in its original form.
The year-end dividend for the 65th business year will be YEN25 per share. Consequently, the dividend throughout the 65th business year, including the interim dividend of YEN25 per share already paid, will amount to YEN50 per share.

Proposition No. 2: Acquisition by the company of its own shares

The proposition was approved in its original form.

Proposition No. 3: Partial amendment to the Articles of Incorporation

The proposition was approved in its original form.

Proposition No. 4: Election of 8 (eight) Directors

The proposition was approved in its original form. Messrs. Hiroshi Suzuki, Kenji Ema, Hiroaki Tanji, Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono were elected and inaugurated as Directors.

Proposition No. 5: Issuance of new share subscription rights as stock options

The proposition was approved in its original form.

Proposition No. 6: Granting of retirement gratuities to retiring Statutory Auditors

The proposition was approved in its original form.

Proposition No. 7: Payments upon the abolition of the policy of granting retirement gratuities to Directors

The proposition was approved in its original form.

(Notes).

The members of the new Board of Directors:

This is to advise you that it was moved and seconded in the 65th general meeting of shareholders held on June 20, 2003 that Hoya Corporation adopts a new corporate structure called "Iinkai-tou Secchi Gaisha (corporation with committees)" effective as of the same date.? This new corporate structure effectuated as a result of reforms of Japanese corporate laws, will enable a company to separate its monitoring function from the executive functions as well as to accelerate decision making process.

For the management of the new structured corporation, the following members were appointed and have assumed the indicated positions in the above general meeting of shareholders and the following Board of Directors' meeting.

I thank you for your continued support for Hoya Corporation under the new management.

1. Directors

Takeo Shiina (Senior Advisor of IBM Japan, Ltd.)

Naotaka Saeki (Senior Advisor of UFJ Bank, Ltd.)

Yuzaburo Mogi President & CEO of Kikkoman Corporation)

(new appointment)Yoshikazu Hanawa (Advisor and Honorary Chairman of Nissan Motor Co., Ltd.)

new appointment)Eiko Kono(Chairperson & CEO of Recruit Co., Ltd)

Hiroshi Suzuki

Kenji Ema

Hiroaki Tanji

2. Executive Officers

Hiroshi Suzuki(President & CEO)

Kenji Ema(Chief Financial Officer)

Hiroaki Tanji

(Notes) The Five Directors, Messrs. Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono are outside directors as provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

これはHOYA㈱の定款の英訳です。正式な定款は日本語のものになります。
This is an English translation from the Japanese language Articles of Incorporation of HOYA CORPORATION. The Japanese language version shall always be definitive.

English Translation

ARTICLES OF INCORPORATION

HOYA CORPORATION

ARTICLES OF INCORPORATION

CHAPTER 1 GENERAL RULES

Article 1 *(Trade Name)*

The name of the Company is HOYA (in Roman alphabet) KABUSHIKI KAISHA.

2. The name of the Company in English is HOYA CORPORATION.

Article 2 *(Purposes)*

The business purposes of the Company are as follows:

(1) Manufacture and sale of various glass and ceramics products

(2) Manufacture and sale of various chemical materials and products

(3) Manufacture and sale of electro-optics related materials, components and equipment

(4) Manufacture and sale of electronics related materials, components and equipment

(5) Manufacture and sale of medical products, quasi pharmaceutical products and materials and equipment for medical use

(6) Manufacture and sale of measuring devices and their components

(7) Manufacture and sale of tableware, households articles and related products

(8) Manufacture and sale of artistic and craft products and decorative products for interiors

(9) Manufacture and sale of optical glass, optical equipment and related products

(10) Manufacture and sale of eyeglass lenses, eyeglass frames, ophthalmic equipment and related medical instruments

(11) Manufacture and sale of contact lenses and related medical instruments

(12) Export and import of products mentioned in any of the preceding items

(13) Any business incidental or relating to any of the preceding items

Article 3 *(Location of Principal Office)*

The principal office of the Company shall be located in Shinjuku-ku, Tokyo.

Article 4 *(Public Notice)*

Public notice of the Company shall be carried in The Nihon Keizai Shimbun published in Tokyo.

Article 5 *(Adoption of Corporate Structure of Corporation with Committees)*

The special exceptions provided in Chapter 2, Division 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit etc. of Stock Corporations ("Special Exceptions Law") shall apply to the Company.

CHAPTER 2 SHARES

Article 6 *(Total Number of Shares Authorized to be Issued)*

The total number of shares authorized to be issued by the Company shall be 320 million (320,000,000) shares. However, in the event of a cancellation of shares, the corresponding number of shares shall be deducted from this total.

Article 7 *(Number of Shares Constituting One Unit (Tangen) of Shares)*

One hundred shares shall constitute one unit (Tangen) of shares in the Company.

Article 8 *(No Issuance of Share Certificates for Shares Constituting Less-Than-One-Unit (Tangen) of Shares)*

The Company shall not issue certificates for shares constituting less than one unit (Tangen) of shares ("Less-Than-One-Unit (Tangen) Shares") unless otherwise provided for in the Share Handling Rules referred to in Article 11 of these Articles of Incorporation.

Article 9 *(Additional Purchase of Less-Than-One-Unit (Tangen) Shares)*

A shareholder (including a beneficial shareholder, hereinafter the same shall apply) holding a Less-Than-One-Unit (Tangen) Shares may request the Company to sell the number of shares which, together with such Less-Than-One-Unit (Tangen) Shares, will constitute one unit (Tangen) of shares.

Article 10 *(Transfer Agent)*

The Company appoints a Transfer Agent for shares issued by the Company.

2. The Company shall select the Transfer Agent and its business office and give public notice thereof.
3. The Register of Shareholders (including the Register of Beneficial Shareholders, hereinafter the same shall apply) and the Register of Lost Certificates shall be kept at the business office of the Transfer Agent. Registration of transfer of shares, registration of lost certificates, purchase and sale of Less-Than-One-Unit (Tangen) Shares and any other procedures concerning share handling shall be processed by the Transfer Agent and the Company will not handle these procedures.

Article 11 *(Share Handling Rules)*

The class of share certificates issued by the Company, registration of transfer of shares, registration of transfer of new share subscription rights, preparation of the Register of Beneficial Shareholders, preparation of the Register of New Share Subscription Rights, reception of notice of beneficial shareholders, registration of lost certificates, purchase and sale of Less-Than-One-Unit (Tangen) Shares and any other procedures concerning share handling shall be, in addition to provisions of laws, ordinances, and these Articles of Incorporation, governed by Share Handling Rules established by the Company.

Article 12 *(Record Date)*

Shareholders with voting rights who are listed in the final Register of Shareholders on March 31 shall be deemed by the Company to be entitled to exercise their rights at an Ordinary General Meeting of Shareholders of the corresponding Business Year.

2. In addition to the provisions of these Articles of Incorporation, the Company may fix an extraordinary Record Date as necessary by resolution of the Board of Directors and prior public notification.

CHAPTER 3 GENERAL MEETINGS OF SHAREHOLDERS

Article 13 *(Convocation)*

An Ordinary General Meeting of Shareholders of the Company shall be convened in June every year. An Extraordinary General Meeting of Shareholders may be convened at any time whenever necessary.

Article 14 *(Convener and Chairperson)*

The Chief Executive Officer referred to in Article 34 of these Articles of Incorporation shall convene a General Meeting of Shareholders pursuant to resolution of the Board of Directors and shall act as chairperson unless otherwise provided by law. In the event that the Chief Executive Officer is unable to act, a Director shall act as convener and chairperson in accordance with the sequence previously decided by the Board of Directors.

2. The chairperson shall maintain discipline and keep the meeting in order.

Article 15 *(Method of Resolution)*

Resolution of a General Meeting of Shareholders shall be made by a majority of the votes of shareholders present, unless otherwise provided by laws and ordinances or by these Articles of Incorporation.

2. Special Resolution (resolution referred to in Article 343, Paragraph 1 of the Commercial Code) of a General Meeting of Shareholders shall be made by a majority representing at least two-thirds (2/3) of the voting rights of shareholders present at a meeting at which the shareholders representing at least one-third (1/3) of the total voting rights of all shareholders are present.

Article16 *(Exercise of Votes by Proxies)*

A shareholder may exercise voting rights through a proxy, also being a shareholder having voting rights in the Company. In this event, a document substantiating the authority to act as proxy must be submitted to the Company for each relevant General Meeting of Shareholders.

Article 17 *(Proposal Right of Shareholders)*

A shareholder who wishes to make a proposal with respect to a purpose or agenda of a General Meeting of Shareholders shall make such request to a Director in writing at least eight weeks prior to the day of the meeting.

Article18 *(Minutes)*

A summary of the proceedings and the outcome of a General Meeting of Shareholders shall be recorded in the minutes and the chairperson, and all the Directors and Executive Officers present shall affix their names and seals thereto.

CHAPTER 4 DIRECTORS, BOARD OF DIRECTORS AND EACH COMMITTEE

Article 19 *(Number)*

The Company shall have not more than ten (10) Directors.

2. At least half of the Directors shall be Outside Directors (Outside Directors shall mean those provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code).

Article 20 *(Election)*

Directors shall be elected by a majority of the votes at a General Meeting of Shareholders at which shareholders representing at least one-third (1/3) of the total voting rights of all shareholders are present.

2. No cumulative voting shall be used for the election of Directors.

Article 21 *(Term of Office)*

The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within one (1) year after their assumption of office.

Article 22 *(Convener and Chairperson of Meetings of the Board of Directors)*

Meetings of the Board of Directors, unless otherwise provided by laws and ordinances, shall be convened by a Director nominated in advance by the Board of Directors, and that Director shall act as chairperson. In the event that that Director is unable to act, one of the other Directors shall act as convener and chairperson in accordance with the sequence previously decided by the Board of Directors.

2. Notice of convening a Meeting of the Board of Directors shall be given to each Director three (3) days prior to the day of the meeting. However, in the event of an emergency, this period may be shortened.

Article 23 *(Resolution of Board of Directors)*

Resolution of the Board of Directors shall be made by a majority of the votes of the Directors present at a Meeting of the Board of Directors at which a majority of Directors are present.

Article 24 *(Minutes of Meeting of Board of Directors)*

A summary of proceedings and the outcome of the Meeting of the Board of Directors shall be recorded in the minutes and the chairperson and all the Directors present shall affix their names and seals thereto.

Article 25 *(Regulations of the Board of Directors)*

In addition to laws and ordinances, and these Articles of Incorporation, the Regulations of the Board of Directors decided by the Board of Directors shall apply to matters concerning the Board of Directors.

Article 26 *(Compensation)*

Compensation of Directors shall be decided by resolution of the Compensation Committee.

Article 27 *(Exemption from Liability)*

The Company may, by resolution of the Board of Directors, exempt any Director (including any ex-Director) from liabilities provided for in Article 21-17, Paragraph 1 of the Special Exceptions Law.

Article 28 *(Agreements with Outside Directors to Limit Liability)*

The Company may conclude an agreement with Outside Directors to limit liabilities provided for in Article 21-17, Paragraph 1 of the Special Exceptions Law which may be incurred by such Director in the future, to an amount set out in advance which shall be not less than ten million yen (¥10,000,000); or to the aggregate amount provided for in each Item of Paragraph 19 of Article 266 of the Commercial Code which shall be applied *mutatis mutandis* under Article 21-17, Paragraph 5 of the Special Exceptions Law, whichever is larger.

Article 29 *(Establishment and Powers of Each Committee)*

The Company shall establish a Audit Committee, a Nomination Committee and a Compensation Committee.

2. The Audit Committee, Nomination Committee, and Compensation Committee shall each decide the matters provided in laws and ordinances, and shall also exercise any powers necessary for conducting its duties.

Article 30 *(Constitution of Each Committee)*

Each committee shall consist of at least three (3) Directors.

2. Members of each committee shall be elected or dismissed by resolution of the Board of Directors.
3. A majority of members of the Nomination Committee and the Compensation Committee shall be Outside Directors who are not Executive Officers of the Company.
4. A majority of members of the Audit Committee shall be Outside Directors who are not Executive Officers of the Company, and any member of the Audit Committee who is a Director other than such Outside Director, shall not be a person operating the business of the Company or any subsidiary.

CHAPTER 5 EXECUTIVE OFFICERS

Article 31 *(Number)*

The Company shall have at least two (2) Executive Officers.

Article 32 (Election and Dismissal of Executive Officers and Representative Executive Officers)

Executive Officers and Representative Executive Officers shall be elected and dismissed by resolution of the Board of Directors.

Article 33 (Term of Office)

The term of office of each Executive Officer shall expire at the close of the first Meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders held for the last closing of accounts within one (1) year after their assumption of office.

Article 34 (Division of Duties and Chain of Command)

The Board of Directors shall elect, by its resolution, one Chief Executive Officer among the Representative Executive Officers and one Chief Financial Officer among the Representative Executive Officers or Executive Officers.

2. The division of duties and the chain of command among Executive Officers shall be decided by resolution of the Board of Directors.

Article 35 (Compensation)

Compensation of Executive Officers shall be decided by resolution of the Compensation Committee.

Article 36 (Exemption from Liability)

The Company may, by resolution of the Board of Directors, exempt any Executive Officer (including any ex-Executive Officer) from liabilities provided for in Article 21-17, Paragraph 1 of the Special Exceptions Law.

CHAPTER 6 ACCOUNTING

Article 37 (Business Year and Closing Day of Accounts)

The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year. The last day of each business year shall be the Closing Day of accounts.

Article 38 (Dividends)

Dividends shall be paid to those shareholders or pledgees recorded in the final Register of Shareholders as of each Closing Day of accounts.

Article 39 (Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends to those shareholders or pledgees recorded in the final Register of Shareholders on September 30 every year.

Article 40 (Lapse Period for Dividends)

The Company shall be relieved from liability to pay dividends or interim dividends which are not collected within three (3) years from the day on which such dividends first became due and payable.

Article 41

Any items not provided under these Articles of Incorporation shall be governed by the Commercial Code and other laws and ordinances.

Supplementary Provision

Pursuant to the provisions of Article 280, Paragraph 1 of the Commercial Code, the Company may, by resolution of the Board of Directors, to the extent permitted by laws and ordinances, exempt any Statutory Auditor from liabilities owed before the adoption of the corporate structure of a Corporation with Committees.

Revised partially on Feb. 27, 1963
Revised partially on Feb. 27, 1964
Revised partially on Feb. 28, 1966
Revised partially on Feb. 27, 1970
Revised partially on Nov. 30, 1971
Revised partially on Nov. 27, 1975
Revised partially on Dec. 23, 1981
Revised partially on Jun. 29, 1984
Revised partially on Dec. 16, 1988
Revised partially on Jun. 27, 1991
Revised partially on Jun. 29, 1993
Revised partially on Jun. 29, 1994
Revised partially on Jun. 26, 1998
Revised partially on Jun. 27, 2000
Revised partially on Jun. 21, 2002
Revised partially on Jun. 20, 2003

HOYA

2004(平成16)年3月期 第1四半期 連結決算参考資料

Fact Book 2004 - Consolidated -1st Quarter : Three months ended June 30, 2003

目 次 ・ Table of contents

※本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。
将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することは控えるようお願いいたします。
実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。
投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

This report is provided solely for the purpose of reference to those investors making their own evaluation at their own risks.
These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions.
HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors.
We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice.
We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※2003年3月期より「1株当たり当期純利益に関する会計基準」(企業会計基準2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しているため、過年度の年次データについても、同会計基準及び適用指針を用いて再計算しております。
Per share information for the fiscal year 2003 has been prepared based on the new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Figures of Annual Transition from previous fiscal years have been recalculated in accordance with the new accounting standard.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
1999.3
2000.3
2001.3
2002.3
2003.3
売上高・Net Sales


中間推移
(Semiannual Transition)
2001.9
2002.9
2003.9E
営業利益率・Operating Margin


四半期推移(Quarter Transition)
2002-1Q
2002-2Q
2002-3Q
2002-4Q
2003-1Q
2003-2Q
2003-3Q
2003-4Q
2004-1Q
2004-2QE
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS


1Q推移(1Q Transition)
2003-1Q
2004-1Q

	1999.3	2000.3	2001.3	2002.3	2003.3
売上高・Net Sales	201,290	201,110	236,802	235,265	246,293
営業利益率・Operating Margin	15.8%	17.2%	19.1%	18.7%	21.5%
経常利益率・Ordinary Income Ratio	16.7%	17.6%	20.3%	19.5%	20.7%
当期純利益率・Return on Sales =ROS	8.9%	10.3%	9.2%	10.1%	8.1%

	2001.9	2002.9	2003.9E
売上高・Net Sales	118,358	123,013	128,000
営業利益率・Operating Margin	19.3%	21.6%	22.7%
経常利益率・Ordinary Income Ratio	19.2%	20.3%	23.0%
当期純利益率・Return on Sales =ROS	11.5%	12.1%	13.7%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
売上高・Net Sales	60,321	58,037	57,088	59,819	61,242	61,771	61,627	61,653	63,913	64,087
営業利益率・Operating Margin	19.3%	19.4%	17.6%	18.4%	20.6%	22.6%	21.8%	21.1%	22.7%	22.6%
経常利益率・Ordinary Income Ratio	20.1%	18.2%	19.9%	19.6%	17.7%	23.0%	20.2%	21.8%	23.1%	23.0%
当期純利益率・Return on Sales =ROS	12.4%	10.7%	9.0%	8.3%	11.2%	12.9%	-3.4%	11.9%	15.3%	12.0%

	2003-1Q	2004-1Q
売上高・Net Sales	61,242	63,913
営業利益率・Operating Margin	20.6%	22.7%
経常利益率・Ordinary Income Ratio	17.7%	23.1%
当期純利益率・Return on Sales =ROS	11.2%	15.3%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2003-3Q」は、2003年(平成15年)3月期の第3四半期(2002年10月1日から2002年12月31日まで)の3ヶ月間の経営成績あるいは2002年12月31日現在の財政状態を、同様に「2003-4Q」は2003年(平成15年)3月期の第4四半期(2003年1月1日から同3月31日まで)の3ヶ月間の経営成績あるいは2003年3月31日現在の財政状態を表示してます。

※決算期のあとにEと表示してある場合は、現時点における見通しです。

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…56社
主要会社名:(海外) HOYA HOLDINGS, INC., HOYA LENS EUROPE N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
(国内) HOYAオプティクス株式会社、HOYAヘルスケア株式会社
②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲:前期末(平成15年3月末)との比較…4社増加
・新規設立により3社増加 HOYA MICROELECTRONICS(SUZHOU) LTD.(中国)
HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(中国)
HOYA LENS DANMARK A/S(デンマーク)
・持分法適用→連結会社 1社変更 HOYA-SCHOTT株式会社(日本)
②会計処理の方法:変更はありません

参考	当第1四半期(平成15年6月期) as of June 30, 2003	前期(平成15年3月期) as of March 31, 2003	前期末との増減 Increase/Decrease	前第1四半期(平成14年6月期) as of June 30, 2002
連結子会社数 Consolidated Subsidiaries	56 (do 7, os 49)	52 (do 6, os 46)	+4 (do +1, os +3)	52 (do 8, os 44)
非連結子会社数 Unconsolidated Subsidiaries	— (do —, os —)	— (do —, os —)	— (do —, os —)	— (do —, os —)
関連会社数 Affiliates	5 (do 5, os —)	6 (do 6, os —)	-1 (do -1, os —)	6 (do 6, os —)
(うち持分法適用会社数) (Affiliates accounted for by the equity method)	(1) (do 1, os —)	(2) (do 2, os —)	(-1) (do -1, os —)	(2) (do 2, os —)
合計・Total	61	58	+3	58

※. do:国内・domestic , os:海外・overseas

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Dec.31, 2002 or condition of finance as of Dec.31, 2002 in 2003-3Q scale, and the same as of Mar.31, 2003 in 2003-4Q as well.
3. In case some fiscal terms are followed by "E", it stands for "Expectations", i.e. current forecast by the Company.

Scope of Consolidation and Application of the Equity Method
1. Number of consolidated subsidiaries : 56 companies
Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA LENS EUROPE N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
<Japan>HOYA OPTICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
(Number of affiliated accounted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2003
1. Changes in scope of consolidation and application of the equity method
Scope of consolidation
3 companies increased because of establishment : HOYA MICROELECTRONICS(SUZHOU) LTD.(China)
HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(China)
HOYA LENS DANMARK A/S(Denmark)
1 company changed (application of the Equity Method → consolidated) :
HOYA-SCHOTT CORPORATION(Japan)

2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	1999.3	2000.3	2001.3	2002.3	2003.3
一株当たり当期純利益・EPS	151.10	176.26	186.60	203.15	171.10
株主資本当期純利益率・ROE	11.6%	12.4%	11.8%	11.5%	9.0%
総資本経常利益率・Ordinary Income/Total Asset	14.2%	15.0%	19.0%	16.8%	18.4%
総資本当期純利益率・Return on Assets =ROA	7.8%	8.9%	8.6%	8.7%	7.3%

	2001.9	2002.9	2003.9E
一株当たり当期純利益・EPS	117.63	127.84	153.73
株主資本当期純利益率・ROE	6.8%	6.6%	8.1%
総資本経常利益率・Ordinary Income/Total Asset	8.5%	8.8%	10.8%
総資本当期純利益率・Return on Assets =ROA	5.1%	5.2%	6.4%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
一株当たり当期純利益・EPS	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62	85.05	68.49
株主資本当期純利益率・ROE	3.8%	3.1%	2.5%	2.3%	3.1%	3.6%	-0.9%	3.3%	4.3%	3.5%
総資本経常利益率・Ordinary Income/Total Asset	4.6%	4.0%	4.2%	4.3%	3.9%	5.0%	4.3%	4.9%	5.2%	5.2%
総資本当期純利益率・Return on Assets =ROA	2.8%	2.3%	1.9%	1.8%	2.5%	2.8%	-0.7%	2.6%	3.5%	2.7%

	2003-1Q	2004-1Q
一株当たり当期純利益・EPS	59.15	85.05
株主資本当期純利益率・ROE	3.1%	4.3%
総資本経常利益率・Ordinary Income/Total Asset	3.9%	5.2%
総資本当期純利益率・Return on Assets =ROA	2.5%	3.5%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EUR平均為替レート・Exchange rate(¥/EUR)

	1999.3	2000.3	2001.3	2002.3	2003.3
営業利益・Operating Profit	31,726	34,688	45,127	43,897	52,982
経常利益・Ordinary Income	33,612	35,484	48,184	45,774	50,874
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
平均為替レート・Exchange rate(¥/US$)	128.76	110.70	111.19	125.89	121.20
EUR平均為替レート・Exchange rate(¥/EUR)	-	-	100.47	110.98	121.48

	2001.9	2002.9	2003.9E
営業利益・Operating Profit	22,847	26,549	29,000
経常利益・Ordinary Income	22,697	25,027	29,500
当期純利益・Net Income	13,660	14,845	17,500
平均為替レート・Exchange rate(¥/US$)	122.03	121.99	117.13
EUR平均為替レート・Exchange rate(¥/EUR)	107.93	117.41	133.47

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
営業利益・Operating Profit	11,613	11,234	10,068	10,982	12,598	13,951	13,433	13,000	14,536	14,464
経常利益・Ordinary Income	12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412	14,757	14,743
当期純利益・Net Income	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	7,705
平均為替レート・Exchange rate(¥/US$)	122.80	121.25	126.02	133.50	123.77	120.22	121.83	119.00	119.25	115.00
EUR平均為替レート・Exchange rate(¥/EUR)	106.54	109.33	112.40	115.65	116.58	118.24	122.68	128.44	136.94	130.00

	2003-1Q	2004-1Q
営業利益・Operating Profit	12,598	14,536
経常利益・Ordinary Income	10,848	14,757
当期純利益・Net Income	6,868	9,795
平均為替レート・Exchange rate(¥/US$)	123.77	119.25
EUR平均為替レート・Exchange rate(¥/EUR)	116.58	136.94

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)



年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		1999.3	2000.3	2001.3	2002.3	2003.3
情報通信分野	Electro-Optics	43.2%	44.8%	47.4%	43.1%	45.3%
(Information Technology)	Photonics	4.4%	3.6%	2.8%	3.1%	2.2%
アイケア分野	Vision Care	34.7%	35.7%	36.4%	39.6%	38.3%
(Eye Care)	Health Care	9.7%	9.7%	8.5%	9.8%	10.9%
生活文化分野	Crystal	6.1%	5.2%	4.2%	3.7%	2.7%
(Lifestyle Refinement)	Service	1.9%	0.9%	0.7%	0.7%	0.6%

	2001.9	2002.9	2003.9E
Electro-Optics	43.9%	44.4%	47.5%
Photonics	3.0%	2.5%	1.6%
Vision Care	39.1%	38.4%	37.7%
Health Care	9.3%	10.8%	10.9%
Crystal	4.0%	3.3%	1.7%
Service	0.7%	0.6%	0.6%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
Electro-Optics	44.7%	43.1%	42.6%	42.1%	44.2%	44.7%	46.7%	45.5%	46.8%	48.2%
Photonics	3.0%	3.0%	2.9%	3.3%	2.5%	2.4%	2.1%	1.9%	1.7%	1.6%
Vision Care	38.2%	39.9%	39.5%	40.8%	38.5%	38.4%	37.3%	39.1%	38.0%	37.4%
Health Care	9.0%	9.7%	10.5%	10.1%	10.4%	11.2%	10.5%	11.0%	10.8%	10.9%
Crystal	4.5%	3.6%	3.8%	3.1%	3.8%	2.9%	2.4%	1.9%	2.1%	1.3%
Service	0.6%	0.7%	0.7%	0.6%	0.6%	0.6%	0.7%	0.6%	0.6%	0.6%

	2003-1Q	2004-1Q
Electro-Optics	44.2%	46.8%
Photonics	2.5%	1.7%
Vision Care	38.5%	38.0%
Health Care	10.4%	10.8%
Crystal	3.8%	2.1%
Service	0.6%	0.6%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)



年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	12.5%	11.1%	14.5%	15.7%	14.5%
欧州・Europe	11.6%	11.5%	10.5%	12.3%	13.2%
アジア・Asia	4.2%	4.0%	3.7%	4.2%	4.8%
日本・Japan	71.8%	73.4%	71.3%	67.8%	67.5%

	2001.9	2002.9	2003.9E
北米・North America	15.2%	15.0%	13.6%
欧州・Europe	11.1%	12.4%	13.4%
アジア・Asia	4.1%	4.9%	5.4%
日本・Japan	69.6%	67.7%	67.6%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
北米・North America	15.3%	15.0%	15.2%	17.3%	15.5%	14.6%	14.0%	14.0%	13.8%	13.4%
欧州・Europe	11.0%	11.1%	13.3%	13.9%	12.7%	12.2%	13.5%	14.6%	14.1%	12.7%
アジア・Asia	3.8%	4.5%	4.1%	4.5%	4.8%	4.9%	4.5%	4.8%	4.6%	6.2%
日本・Japan	69.9%	69.4%	67.4%	64.3%	67.0%	68.3%	68.0%	66.6%	67.5%	67.7%

	2003-1Q	2004-1Q
北米・North America	15.5%	13.8%
欧州・Europe	12.7%	14.1%
アジア・Asia	4.8%	4.6%
日本・Japan	67.0%	67.5%

6. 当四半期 事業の種類別セグメント情報[成長性と収益性]・Sales Growth and Profitability by Business Segment


Apr.1～Jun.30, 2003 VS Apr.1～Jun.30, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit
Consolidated Basis
ヘルスケア・Health Care
ビジョンケア・Vision Care
サービス・Service
クリスタル・Crystal
エレクトロオプティクス・Electro-Optics
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2003 – Jun.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.8%	10.7%
Photonics	-1.6%	-30.6%
Vision Care	14.8%	3.0%
Health Care	21.9%	8.2%
Crystal	3.5%	-41.8%
Service	6.1%	0.3%
CONSOLIDATED	22.7%	4.4%

Apr.1, 2002 – Jun.30, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	29.2%	0.2%
Photonics	-15.6%	-12.2%
Vision Care	16.8%	2.3%
Health Care	16.5%	17.8%
Crystal	8.8%	-14.2%
Service	6.3%	-4.2%
CONSOLIDATED	20.6%	1.5%

7. 当四半期 所在地別セグメント情報[成長性と収益性]・Sales Growth and Profitability by Geographical Segment


Apr.1～Jun.30, 2003 VS Apr.1～Jun.30, 2002
Consolidated Basis
アジア・Asia
欧州・Europe
日本・Japan
北米・North America
円の大きさは営業利益額・Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2003 – Jun.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.8%	5.1%
北米・North America	5.4%	-6.8%
欧州・Europe	20.2%	15.6%
アジア・Asia	19.8%	0.4%
CONSOLIDATED	22.7%	4.4%

Apr.1, 2002 – Jun.30, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.6%	-2.7%
北米・North America	1.9%	3.0%
欧州・Europe	16.7%	17.2%
アジア・Asia	17.8%	27.9%
CONSOLIDATED	20.6%	1.5%

8. 事業の種類別営業利益率・Business Segment Information (Operating margin)


年度の推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
Electro-Optics
Vision Care
Health Care
Service
Crystal
Photonics
Electoro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		1999.3	2000.3	2001.3	2002.3	2003.3	2000.9	2001.9	2002.9	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2003-1Q	2004-1Q
情報通信分野	Electro-Optics	21.8%	24.9%	30.8%	27.3%	30.8%	29.5%	28.1%	30.5%	28.0%	28.2%	26.4%	26.2%	29.2%	31.8%	32.8%	29.4%	32.8%	29.2%	32.8%
(Information Technology)	Photonics	2.7%	-0.8%	-13.6%	-6.5%	-10.7%	-10.7%	-5.5%	-15.3%	-6.9%	-4.2%	-6.9%	-8.0%	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-15.6%	-1.6%
アイケア分野	Vision Care	16.8%	16.2%	12.3%	15.5%	16.0%	13.6%	15.2%	17.4%	15.4%	15.1%	13.3%	17.9%	16.8%	18.0%	13.1%	16.0%	14.8%	16.8%	14.8%
(Eye Care)	Health Care	13.1%	11.7%	11.1%	14.3%	19.0%	12.2%	13.9%	19.0%	12.9%	14.7%	16.0%	13.6%	16.5%	21.2%	18.6%	19.6%	21.9%	16.5%	21.9%
生活文化分野	Crystal	11.4%	7.4%	2.9%	0.0%	-0.2%	4.6%	2.5%	4.9%	6.3%	-2.5%	-1.1%	-5.2%	8.8%	-0.3%	-3.4%	-13.8%	3.5%	8.8%	3.5%
(Lifestyle Refinement)	Service	6.5%	0.6%	3.2%	5.4%	5.3%	4.3%	8.5%	5.7%	8.4%	8.6%	3.8%	1.6%	6.3%	5.2%	5.3%	4.4%	6.1%	6.3%	6.1%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	12.7%	11.0%	15.3%	16.9%	14.9%
欧州・Europe	14.0%	13.8%	15.2%	16.2%	15.8%
アジアおよびその他・Asia	12.2%	12.1%	11.6%	10.7%	13.3%
日本・Japan	61.1%	63.1%	57.9%	56.2%	56.0%


中間推移(Semiannual Transition)

	2000.9	2001.9	2002.9
北米・North America	15.3%	16.8%	15.4%
欧州・Europe	14.0%	15.2%	15.5%
アジアおよびその他・Asia	11.6%	10.1%	12.5%
日本・Japan	59.1%	57.9%	56.6%


四半期毎の推移(Quarter Transition)

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q
北米・North America	15.8%	17.9%	15.2%	18.7%	16.3%	14.6%	14.2%	14.6%	15.0%
欧州・Europe	15.7%	14.8%	16.7%	17.7%	16.3%	14.6%	16.4%	15.7%	15.0%
アジアおよびその他・Asia	10.8%	9.3%	11.7%	10.8%	12.3%	12.7%	13.6%	14.6%	15.0%
日本・Japan	57.7%	58.0%	56.4%	52.8%	55.1%	58.1%	55.8%	55.1%	55.0%


1Q推移(1Q Transition)

	2003-1Q	2004-1Q
北米・North America	16.3%	15.0%
欧州・Europe	16.3%	15.0%
アジアおよびその他・Asia	12.3%	15.0%
日本・Japan	55.1%	55.0%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)

	1999.3	2000.3	2001.3	2002.3	2003.3
総資産・Total Assets	232,695	239,341	267,810	278,067	274,288
株主資本・Shareholders' Equity	166,832	175,145	195,333	219,180	224,218
株主資本比率・Shareholders' Equity Ratio	71.7%	73.2%	73.0%	78.8%	81.7%


中間推移
(Semiannual Transition)

	2001.9	2002.9	2003.9E
総資産・Total Assets	268,316	291,099	272,000
株主資本・Shareholders' Equity	204,363	227,964	210,000
株主資本比率・Shareholders' Equity Ratio	76.2%	78.3%	77.2%


四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9E
総資産・Total Assets	263,751	268,316	268,749	278,067	277,988	291,099	293,641	274,288	290,686	272,000
株主資本・Shareholders' Equity	198,590	204,363	213,285	219,180	219,695	227,964	222,735	224,218	233,082	210,000
株主資本比率・Shareholders' Equity Ratio	75.3%	76.2%	79.4%	78.8%	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	1999.3	2000.3	2001.3	2002.3	2003.3
株主数(名)・Number of Shareholders	5,216	4,928	7,835	6,872	7,459
外人持株比率・Ratio of Foreign Shareholders	27.3%	29.9%	32.4%	34.2%	38.1%

	2000.9	2001.9	2002.9
株主数(名)・Number of Shareholders	5,349	8,421	7,786
外人持株比率・Ratio of Foreign Shareholders	30.9%	33.8%	36.1%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.
株主数(名)・Number of Shareholders	7,831	8,421	8,435	6,872	6,828	7,786	7,684	7,459	7,456
外人持株比率・Ratio of Foreign Shareholders	32.4%	33.8%	33.9%	34.2%	34.2%	36.1%	36.1%	38.1%	38.1%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移 (Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
1株当りキャッシュフロー・Cash Flow Per Share=CFPS
1株当り当期利益・Earnings Per Share=EPS
1株当り配当金・Cash dividends Per Share
1株当り純資産・Shareholders' Equity Per Share

	1999.3	2000.3	2001.3	2002.3	2003.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	310.61	316.61	464.99	377.57	343.31
1株当り当期利益・Earnings Per Share=EPS	151.10	176.26	186.60	203.15	171.10
1株当り配当金・Cash dividends Per Share	30.00	35.00	50.00	50.00	50.00
1株当り純資産・Shareholders' Equity Per Share	1,362.24	1,506.21	1,680.45	1,886.20	1,945.16

	2000.9	2001.9	2002.9
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	189.53	196.45	211.46
1株当り当期利益・Earnings Per Share=EPS	117.90	117.63	127.84
1株当り配当金・Cash dividends Per Share	20.00	25.00	25.00
1株当り純資産・Shareholders' Equity Per Share	1,591.28	1,759.87	1,963.19

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	102.50	93.95	86.75	94.35	100.67	110.78	24.93	106.99	125.39
1株当り当期利益・Earnings Per Share=EPS	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62	85.05
1株当り配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-
1株当り純資産・Shareholders' Equity Per Share	1,710.15	1,759.87	1,836.71	1,887.50	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76

	2003-1Q	2004-1Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	100.67	125.39
1株当り当期利益・Earnings Per Share=EPS	59.15	85.05
1株当り配当金・Cash dividends Per Share	-	-
1株当り純資産・Shareholders' Equity Per Share	1,891.96	2,023.76

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移 (Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	1999.3	2000.3	2001.3	2002.3	2003.3
株価収益率・PER	44.47	55.03	43.73	44.50	41.79
株価キャッシュフロー倍率・PCFR	21.63	30.64	17.55	23.94	20.83
株価純資産倍率・PBR	4.93	6.44	4.86	4.79	3.68
期末株価・Stock Price(円・¥)	6,720	9,700	8,160	9,040	7,150

	2000.9	2001.9	2002.9
株価収益率・PER	74.13	52.71	59.06
株価キャッシュフロー倍率・PCFR	46.11	31.56	35.70
株価純資産倍率・PBR	5.49	3.52	3.85
期末株価・Stock Price(円・¥)	8,740	6,200	7,550

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q
株価収益率・PER	122.84	116.28	176.83	212.56	147.42	109.90	8,291.71	116.03	97.24
株価キャッシュフロー倍率・PCFR	77.07	65.99	90.26	95.81	86.62	68.15	333.33	66.83	65.95
株価純資産倍率・PBR	4.62	3.52	4.26	4.79	4.61	3.85	4.33	3.67	4.09
期末株価・Stock Price(円・¥)	7,900	6,200	7,830	9,040	8,720	7,550	8,310	7,150	8,270

	2003-1Q	2004-1Q
株価収益率・PER	147.42	97.24
株価キャッシュフロー倍率・PCFR	86.62	65.95
株価純資産倍率・PBR	4.61	4.09
期末株価・Stock Price(円・¥)	8,720	8,270

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1997年3月期 (Year ended March 1997) 最高値 H…1月(Jan.)¥3,700 最安値 L…4月(Apr.)¥2,200
1998年3月期 (Year ended March 1998) 最高値 H…2月(Feb.)¥5,640 最安値 L…7月(Jul.)¥3,050
1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar.)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥[illegible] 最安値 L…8月(Aug.)¥6,720
2004年3月期 (Year ended March 2004) 最高値 H…6月(Jun.)¥8,450 最安値 L…5月(May.)¥6,690
出来高・Trading Volume(千株・Million Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・Million)



年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移(1Q Transition)
当期純利益・Net Income
減価償却費・Depreciation
設備投資額・Capital Expenditure

	1999.3	2000.3	2001.3	2002.3	2003.3
減価償却費・Depreciation	18,233	16,050	32,137	20,104	19,792
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
キャッシュフロー・Cash Flow Total	36,069	36,765	53,997	43,844	39,829
設備投資額・Capital Expenditure	13,654	17,770	39,672	19,585	15,948

2001.9	2002.9	2003.9E
9,153	9,710	9,700
13,660	14,845	17,500
22,813	24,555	27,200
10,279	6,798	14,400

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
4,435	4,718	4,932	6,019	4,823	4,887	5,020	5,061	4,645	5,055
7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	7,705
11,903	10,910	10,074	10,957	11,691	12,864	2,895	12,378	14,440	12,760
5,603	4,675	5,010	4,297	2,664	4,134	4,794	4,354	6,269	8,131

2003-1Q	2004-1Q
4,823	4,645
6,868	9,795
11,691	14,440
2,664	6,269

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)



年度推移(Annual Transition)
中間推移(Semiannual Transition)
四半期毎の推移(Quarter Transition)
1Q推移 (1Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	1999.3	2000.3	2001.3	2002.3	2003.3
研究開発費・R&D Expenses	7.8	7.7	7.3	7.3	8.7
売上高研究開発費比率・R&D Exp./Net Sales	3.9%	3.7%	3.1%	3.1%	3.5%

2001.9	2002.9	2003.9E
3.3	4.2	4.5
2.8%	3.4%	3.5%

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2QE
1.7	1.6	1.9	2.1	2.1	2.1	2.0	2.5	2.2	2.3
2.8%	2.8%	3.3%	3.4%	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%

2003-1Q	2004-1Q
2.1	2.2
3.4%	3.5%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
手元資金 ・Cash and Cash Equivalents (consolidated)


中間推移
(Semiannual Transition)


四半期毎の推移(Quarter Transition)
連結手元流動性(月)・Liquidity(Group) / month

	1999.3	2000.3	2001.3	2002.3	2003.3
手元資金 ・Cash and Cash Equivalents (consolidated)	43,507	51,654	51,697	66,321	75,694
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.1	2.6	3.4	3.5

	2000.9	2001.9	2002.9
手元資金 ・Cash and Cash Equivalents (consolidated)	49,722	51,125	88,068
連結手元流動性(月)・Liquidity(Group) / month	2.6	2.6	4.3

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.
手元資金 ・Cash and Cash Equivalents (consolidated)	45,987	51,125	51,769	66,321	71,941	88,068	87,434	75,694	81,498
連結手元流動性(月)・Liquidity(Group) / month	2.3	2.6	2.7	3.3	3.5	4.3	4.3	4.0	3.7

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
短期借入金・Short-term Borrowings


中間推移
(Semiannual Transition)


四半期末の推移(Quarter Transition)
長期借入金・Long-term Loans
借入金依存度・Debt/Total Assets

	1999.3	2000.3	2001.3	2002.3	2003.3
短期借入金・Short-term Borrowings	5,355	3,408	4,630	3,378	2,284
長期借入金・Long-term Loans	59	275	424	569	7
小計・SUB TOTAL	5,414	3,683	5,054	3,947	2,291
割引手形・Notes Discounted					
合計・TOTAL	5,414	3,683	5,054	3,947	2,291
借入金依存度・Debt/Total Assets	2.3%	1.5%	1.9%	1.4%	0.8%

	2000.9	2001.9	2002.9
短期借入金・Short-term Borrowings	11,326	3,176	3,264
長期借入金・Long-term Loans	243	406	417
小計・SUB TOTAL	11,569	3,582	3,681
割引手形・Notes Discounted			
合計・TOTAL	11,569	3,582	3,681
借入金依存度・Debt/Total Assets	4.3%	1.3%	1.3%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.
短期借入金・Short-term Borrowings	4,709	3,176	3,487	3,378	3,098	3,264	2,549	2,284	2,201
長期借入金・Long-term Loans	385	406	597	569	569	417	15	7	150
小計・SUB TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351
割引手形・Notes Discounted									
合計・TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351
借入金依存度・Debt/Total Assets	1.9%	1.3%	1.5%	1.4%	1.3%	1.3%	0.9%	0.8%	0.8%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
40,000
35,000
30,000
25,000
3.2
3.3
3.1
3.2
3.1
29,826
32,822
36,506
35,595
32,360
1999.3
2000.3
2001.3
2002.3
2003.3
棚卸資産[期末在高] ・Inventories [end of period]


中間推移(Semiannual Transition)
40,000
35,000
30,000
25,000
3.1
3.2
3.2
33,668
35,817
35,024
2000.9
2001.9
2002.9


四半期末の推移(Quarter Transition)
40,000
35,000
30,000
25,000
3.2
3.3
3.3
3.2
3.2
3.2
3.1
3.0
2.9
36,490
35,817
37,085
35,595
35,895
35,024
33,811
32,360
34,437
2001.6.
2001.9.
2001.12.
2002.3
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	1999.3	2000.3	2001.3	2002.3	2003.3	2000.9	2001.9	2002.9	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.
棚卸資産[期末在高] ・Inventories [end of period]	29,826	32,822	36,506	35,595	32,360	33,668	35,817	35,024	36,490	35,817	37,085	35,595	35,895	35,024	33,811	32,360	34,437
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.1	3.2	3.1	3.1	3.2	3.2	3.2	3.3	3.3	3.2	3.2	3.2	3.1	3.0	2.9

20. 人員・Number of Employees


年度推移(Annual Transition)
15,000
10,000
5,000
0
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
316
422
1,575
1,516
1,445
1,314
2,055
2,000
2,102
2,082
3,667
3,595
3,553
3,282
3,150
1999.3
2000.3
2001.3
2002.3
2003.3
日本・Japan


中間推移(Semiannual Transition)
15,000
10,000
5,000
0
1,475
1,512
1,496
2,043
1,922
2,099
3,633
3,520
3,251
2000.9
2001.9
2002.9
アジア・Asia


四半期末の推移(Quarter Transition)
15,000
10,000
5,000
0
1,549
1,512
1,547
1,516
1,508
1,496
1,386
1,445
1,434
1,846
1,922
2,024
2,102
2,125
2,099
2,085
2,082
2,050
3,583
3,520
3,490
3,282
3,273
3,251
3,269
3,150
3,077
2001.6.
2001.9.
2001.12.
2002.3
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
欧州・Europe
北米・North America

	1999.3	2000.3	2001.3	2002.3	2003.3	2000.9	2001.9	2002.9	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.
北米・North America	316	422	1,575	1,516	1,445	1,475	1,512	1,496	1,549	1,512	1,547	1,516	1,508	1,496	1,386	1,445	1,434
欧州・Europe	1,314	2,055	2,000	2,102	2,082	2,043	1,922	2,099	1,846	1,922	2,024	2,102	2,125	2,099	2,085	2,082	2,050
アジア・Asia	4,117	4,579	5,838	6,411	7,346	5,105	5,986	6,865	5,869	5,986	6,212	6,411	6,500	6,865	7,046	7,346	7,759
日本・Japan	3,667	3,595	3,553	3,282	3,150	3,633	3,520	3,251	3,583	3,520	3,490	3,282	3,273	3,251	3,269	3,150	3,077
総従業員数 ・Number of Total Employees	9,414	10,651	12,966	13,311	14,023	12,256	12,940	13,711	12,847	12,940	13,273	13,311	13,406	13,711	13,786	14,023	14,320

21. 「参考」グループ連結経営（2003.6.30.現在）
／HOYA's Global Group Management (As of June 30, 2003)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援 (Legal & Financial Support)

エリア持株会社 (Regional Holding Company)	情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)
日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)	HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAオプティクス株式会社(HOYA OPTICS CORP.) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA-SCHOTT株式会社(HOYA-SCHOTT CORP.)☆☆ NHテクノグラス株式会社※(NH TECHNO GLASS CORP.※)	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))
アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD.	HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL TAIWAN CO., LTD. KOREA OPTICAL GLASS CO.LTD HOYA PHOTONICS SINGAPORE PTE.LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRO QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD.☆ HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD.	
米国 / AMERICA HOYA HOLDINGS INC.	HOYA CORPORATION USA HOYA PHOTONICS, INC. NEW CHROMEX, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.
欧州 / EUROPE HOYA LENS EUROPE NV.	CONTINUUM ELECTRO - OPTICS, GMBH CONTINUUM FRANCE EURL	HOYA LENS EUROPE N.V. HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND B.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S☆	

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:

※：持分法適用会社 / Affiliates accounted for by the equity method

☆：2004年3月期第1四半期に設立/Established in 2004-1Q.

☆☆：2004年3月期第1四半期に持分法適用会社から連結会社に変更/ Changed to a consolidated subsidiary in 2004-1Q from an affiliate accounted by the equity method.

HOYA

July 22, 2003

QUARTERLY REPORT

1st Quarter : for the three months ended June 30, 2003

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used here are unaudited exept that of the year ended March 31, 2003.
3.*This statements are excerpt translation of Japanese "Kessan Tanshin " for the references of foreign investors.*

HOYA CORPORATION

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1.Performance for the three months ended June 30, 2003 and 2002

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Three months ended Jun. 30, 2003	2002	Variance (%)
Net sales	63,913	61,242	4.4
Operating income	14,536	12,598	15.4
Ordinary income	14,757	10,848	36.0
Net income	9,795	6,868	42.6
Net income per share(Yen)	85.05	59.15	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Jun. 30, 2003	As of Mar. 31, 2003	As of Jun. 30, 2002
Total assets	290,686	274,288	277,988
Shareholders' equity	233,082	224,218	219,695
Shareholders' equity ratio	80.2%	81.7%	79.0%
Shareholders' equity per share (Yen)	2,023.76	1,945.16	1,891.96

(3) Conditions of Cash Flows	Three months ended Jun. 30, 2003	2002
Net cash provided by operating activities	14,358	12,161
Net cash used in investing activities	-6,925	-2,250
Net cash provided by (used in) financing activities	-2,723	-2,765
Cash and cash equivalents, end of period	81,498	71,941

2.Earnings Forecasts (First Half : Six months ending September 30, 2003)

	Six months ending/ended Sep.30, 2003	2002	Variance(%)
Net sales	128,000	123,013	4.1
Operating income	29,000	26,549	9.2
Ordinary income	29,500	25,027	17.9
Net income	17,500	14,845	17.9
Net income per share (Yen)	153.73	127.84	25.89

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Jun. 30, 2003
Net sales	63,913
Operating income	14,536
Ordinary income	14,757
Net income	9,795
Net income per share(Yen)	85.05

In the quarter under review, although the war in Iraq ended relatively quickly, there was no subsequent sign of an economic recovery in America and Europe; while in Asia, the economy and physical distribution stagnated due to the spread of SARS, a new type of pneumonia. In Japan, the deflationary trend remained and personal consumption was sluggish; though towards the latter half of the quarter, however, there were signs of an upsurge in stock prices.

In the currency markets and with respect to the average exchange rates during the same quarter, the US dollar depreciated by 3.7% and the Thai baht depreciated by 3.4%, but the euro appreciated by 17.5%, all against the yen, respectively on a year-on-year basis.

In this business environment, in the Electro-Optics segment of the HOYA Group, demand for high precision products continues to be favorable. In the Vision Care division, while the domestic market remained tough, overseas markets were favorable. In the Health Care division, high function models were well received both in terms of contact lenses and intraocular lenses, and sales increased. As a result, consolidated sales during the quarter increased 4.4% on a year-on-year basis to Yen 63,913 million, which was a record quarterly result.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
106.20 108.10 111.68 118.78 122.80 121.25 126.02 133.50 123.77 120.22 122.68 128.44 136.94 119.25
121.83
112.4
56,323 59,372 60,529 60,578 60,321 58,037 57,088 59,819 61,242 61,771 61,627 61,653 63,913
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, in the Electro-Optics segment, we received a persistent volume of orders for high precision products and the main factories were kept fully operational. In the Eye Care segment, too, we expanded sales of high-value-added products, such that sales of both segments increased. On a Group basis, operating income, ordinary income and net income for the 1st quarter increased 15.4%, 36.0% and 42.6% respectively on a year-on-year basis, which recorded quarterly results. Net income per share for the 1st quarter was Yen 85.05, an increase of Yen 25.90 on a year-on-year basis.

Quarterly Incomes (Millions of Yen)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
9,884
10,146
6,233
11,987
12,967
7,458
12,090
12,695
7,805
11,116
12,376
364
11,613
12,124
7,468
11,234
10,573
6,192
10,068
11,368
5,142
10,982
11,709
4,938
12,598
10,848
6,868
13,951
14,179
7,977
13,433
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03
Operating Income
Ordinary Income
Net Income

* : In the quarter ended March 31, 2001, the Company amortized goodwill for Yen 14,347 million and appropriated it into extra-ordinary loss.

* : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, orders for high precision products increased including blanks for phase-shift masks, etc. and sales increased on a year-on-year basis.

Sales of photomasks for manufacturing semiconductors increased on a year-on-year basis thanks to the advanced precision of our products. Sales of large masks for LCDs also increased on a year-on-year basis due to robust demand for masks as individual LCD panel manufacturers actively began operation of new production lines and development of new models.

In terms of glass disks for HDDs (Hard Disk Drives), sales of complete media ("Media") increased on a year-on-year basis while sales of glass substrates ("Substrates") decreased as shipments of those designed for desktop model PCs decreased. Overall sales decreased on a year-on-year basis.

In terms of optical lenses and glasses, the market in digital still and video cameras continued to be favorable, and we received a number of enquiries about our molded aspheric lenses and other optical lenses. Overall sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
In terms of the Photonics business, as the division handling laser-related equipment for physicochemical use was sold off in October, sales decreased on a year-on-year basis.

Quarterly Net Sales of Electro-Optics (Millions of Yen)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, tough conditions persisted as the market continued to gravitate towards low-priced products due to sluggish consumption. HOYA introduced new products onto the market, further promoted the higher value-addition of products centered on progressive lenses, and thus secured sales growth of products in the upper price band. Overall sales, however, decreased on a year-on-year basis.

Looking at the overseas market, in Asia, HOYA promoted the higher value-addition of products in Asia but sales decreased on a year-on-year basis due to the influence of SARS. In Europe and North America, HOYA continued to promote the higher value-addition of progressive and highly refractive lenses, etc. with vigor and sales increased on a year-on-year basis.

As a result, overall sales of the Vision Care division increased.

In Europe, sales growth was also helped by a weaker yen against the euro in the currency markets on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition among discounters intensified in the market, HOYA strove to distinguish itself from the competition by reinforcing sales promotion of high-value-added products and of products backed by our *E-System* of lens compensation services, as well as by improving face-to-face services for clients by making use of our technical expertise. As a result, sales increased on a year-on-year basis.

Sales of intraocular lenses increased substantially on a year-on-year basis thanks to the favorable sales of well-received soft intraocular lenses.

Quarterly Net Sales of Eye Care (Millions of Yen)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis due to the dampened personal consumption amid sluggish economic conditions as well as to our downsizing as part of the business reform in order to reconstruct business operations.

Quarterly Net Sales of lifestyle Refinement (Millions of Yen)



4,000
3,000
2,000
1,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Crystal
Service

2. Financial Position

	Millions of Yen As of Jun. 30, 2003
Total assets	290,686
Shareholders' equity	233,082
Shareholders' equity ratio	80.2%

At the end of the quarter under review, the current assets increased by Yen 14,317 million since Cash and deposit and Notes and accounts receivable increased by Yen 5,804 million and Yen 3,448 million respectively. Fixed assets also increased by Yen 2,082 million and total assets increased Yen 16,398 million. Liabilities increased by Yen 6,654 million and shareholders' equity ratio declined to 80.2%.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Jun. 30, 2003
Net cash provided by operating activities	14,358
Net cash used in investing activities	-6,925
Net cash provided by (used in) financing activities	-2,723
Cash and cash equivalents, end of period	81,498

In terms of cash flows from operating activities, on the basis of Yen 14,695 million in income before income taxes and Yen 4,645 million in depreciation, net cash provided by operating activities amounted to 14,358million. The outstanding cash and cash equivalents at the end of the period increased by Yen 5,804 million in comparison with that of the end of the previous fiscal year.

4. Earnings Forecast for the First Half

(Six months ending Sep. 30, 2003)

As the war in Iraq was effectively quite short and the spread of SARS, a new type of pneumonia, was curbed, major anxieties over business conditions evaporated. Economies in America and Europe are expected to regain vigor and those in Asia to recover from the influence of SARS. Stock prices centered on high-tech companies have been rising. However, deflationary pressure in Japan remains considerable and anxiety over employment and income due to restructuring and hollowing out persists.

In terms of the economic environment surrounding HOYA, demand for high precision products for semi-conductors is expected to remain strong, and the market for LCDs is expected to expand by the establishment of production lines of new generation. Sales of digital cameras and cell phones are expected to grow favorably. With respect to eyeglass lenses, the future of the market in Japan is uncertain, while the market for high value-added products is expected to expand overseas. The market for intraocular lenses is also expected to expand due to the aging of society.

In such an environment, we at HOYA Group will carry out our business operations with the goal of maximizing our corporate value under the new management system of the committee establishing company with the expectation of year-on-year increases in sales and profits for the first six months of the fiscal year.

	Millions of Yen Six months ending/ended Sep.30,2003	 Sep.30,2002	variance (%)
Net sales	128,000	123,013	(4.1)
Operating income	29,000	26,549	(9.2)
Ordinary income	29,500	25,027	(17.9)
Net income	17,500	14,845	(17.9)
Net income per share (Yen)	153.73	127.84	25.89

RE: To calculate Net income per share, expected Net income is devided by expected mid-term average number of shares.

Ref:Forecast for the 2nd quarter

1. Year-on-year comparison

	Millions of Yen Three months ending/ended Sep.30,2003	 Sep.30,2002	variance (%)
Net sales	64,087	61,771	(3.7)
Operating income	14,464	13,951	(3.7)
Ordinary income	14,743	14,179	(4.0)
Net income	7,705	7,977	(-3.4)
Net income per share (Yen)	68.49	68.70	-0.21

2. Quarter-on-quarter comparison

	Millions of Yen Three months ending/ended Sep.30,2003	 Jun.30,2003	variance (%)
Net sales	64,087	63,913	(0.3)
Operating income	14,464	14,536	(-0.5)
Ordinary income	14,743	14,757	(-0.1)
Net income	7,705	9,795	(-21.3)
Net income per share (Yen)	68.49	85.05	-16.56

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements

1. Quarterly Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Jun.30,2003	Mar.31,2003	Variance	Jun.30,2002
ASSETS				
Current assets	192,470	178,153	14,317	175,247
Cash and deposits	81,498	75,694	5,804	71,941
Notes and accounts receivable - trades	62,393	58,945	3,448	59,414
Inventories	34,437	32,360	2,077	35,895
Refundable income tax - receivable	3,899	3,899	-	-
Deferred taxes	3,481	3,969	-488	3,495
Other current assets	8,336	4,583	3,753	5,730
Allowance for doubtful receivables	-1,576	-1,299	-277	-1,229
Fixed asstes	97,805	95,723	2,082	102,303
Tangible fixed assets	80,072	77,237	2,835	80,657
Buildings and structures	23,800	23,539	261	25,134
Machinery and vehicles	35,441	33,203	2,238	35,490
Lands	9,403	9,326	77	9,375
Other tangible fixed assets	11,427	11,167	260	10,657
Intangible fixed assets	5,047	5,106	-59	4,410
Investments and other assets	12,686	13,379	-693	17,235
Investment securities	5,444	5,739	-295	5,720
Long-term deferred taxes	2,646	3,210	-564	6,785
Other investments and other assets	6,307	6,140	167	6,363
Allowance for doubtful receivables	-1,712	-1,711	-1	-1,634
Deferred charges	411	411	0	437
Total Assets	290,686	274,288	16,398	277,988
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	54,561	47,889	6,672	48,719
Notes and accounts payable - trades	22,779	20,405	2,374	21,789
Short-term loan payable	2,201	2,284	-83	3,098
Income tax payable	4,877	2,609	2,268	4,275
Accrued bonus	1,889	3,512	-1,623	2,045
Other current liabilities	22,813	19,077	3,736	17,510
Long-term liabilities	1,979	1,996	-17	9,421
Long-term loan payable	150	7	143	569
Employees retirement benefits	-	-	-	7,273
Directors retirement benefits	117	316	-199	273
Other long-term liabilities	1,711	1,673	38	1,305
Total Liabilities	56,540	49,886	6,654	58,141
Minority interest	1,063	183	880	151
Common stock	6,264	6,264	-	6,264
Capital retained earnings	15,898	15,898	-	15,898
Profit retained earnings	223,018	216,271	6,747	206,071
Net unrealized gain (loss) on available - for - sale securities	77	15	62	93
Foreign currency translation adjustments	-5,119	-7,178	2,059	-8,602
Treasury stock, at cost	-7,056	-7,052	-4	-28
Total Shareholders' Equity	233,082	224,218	8,864	219,695
Total	290,686	274,288	16,398	277,988

Notes:	Millions of Yen		
1. Accumulated depreciation	154,394	148,647	143,012
2. Guarantees of borrowings and lease obligations for customers and Group's employees	537	486	546
3. Number of shares of treasury stock (stocks)	951,597	951,050	3,394

2. Quarterly Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries — Millions of Yen

	Three months ended				
			Variance		
	Jun.30, 2003	Jun.30, 2002	Value	(%)	Mar.31, 2003
Net sales	63,913	61,242	2,671	4.4	61,653
Cost of sales	34,065	33,519	546	1.6	33,285
Gross profit	29,847	27,722	2,125	7.7	28,368
Selling, general and administrative expenses	15,311	15,124	187	1.2	15,368
Operating income	14,536	12,598	1,938	15.4	13,000
Non-operating income	966	737	229	31.1	1,203
Interest income	153	127	26		174
Foreign exchange gains	-	-	-		46
Equity in earnings of associated companies	395	196	199		65
Others	417	413	4		918
Non-operating expenses	745	2,487	-1,742	-70.0	791
Interest expense	78	145	-67		84
Foreign exchange losses	240	1,434	-1,194		-
Others	426	908	-482		707
Ordinary income	14,757	10,848	3,909	36.0	13,412
Extra-ordinary income	169	117	52	44.4	517
Gain on sales of property, plant and equipment	37	22	15		-
Gain on sales of investment securities	8	92	-84		-
Others	123	3	120		517
Extra-ordinary losses	230	280	-50	-17.9	3,232
Loss on disposal of property, plant and equipment	105	205	-100		1,068
Additional retirement benefits paid to employees	66	51	15		611
Temporary plant closure expenses	-	-	-		462
Others	58	23	35		1,088
Income before income taxes and minority interests	14,695	10,685	4,010	37.5	10,697
Income taxes - Current	3,794	2,940	854	29.0	2,340
Income taxes - Deferred	1,096	871	225	25.8	1,033
Minority interests in net income	9	4	5	125.0	8
Net income	9,795	6,868	2,927	42.6	7,317
Net income per share(Yen)	85.05	59.15	25.90		61.62

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2003 A	2003 B	influences
Net sales	63,913	63,011	902
Operating income	14,536	14,384	152
Ordinary income	14,757	14,617	140
Net income	9,795	9,702	93

2. Average rates of major foreign currencies

		Three months ended Jun. 30,		
		2003	2002	Variance(%)
US$	Yen	119.25	123.77	3.7%
Euro	Yen	136.94	116.58	-17.5%
Thail Baht	Yen	2.82	2.92	3.4%

3.Quarterly Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiari

Items	Jun. 30,2003	Jun. 30,2002	Variance	Mar. 31, 2003
	Millions of Yen Three months ended			
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	216,271	202,255	14,016	209,020
Adjustment of retained earnings	9,795	6,868	2,927	7,317
Net income	9,795	6,868	2,927	7,317
Appropriations	3,048	3,052	-4	65
1. Cash dividends	2,879	2,903	-24	-
2. Bonuses to directors	169	149	20	-
3. for merger of unconsolidated subsidiaries	-	-	-	65
Balance at the end of the period	223,018	206,071	16,947	216,271

4. Quarterly Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Jun.30,		
	2003	2002	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	14,695	10,685	4,010
Adjustments for:			
Income taxes - paid	-1,837	-3,622	1,785
Depreciation and amortization	4,645	4,823	-178
Provision for (reversal of) accrued bonuses to employees	-1,649	-1,829	180
Reversal of accrued retirement benefits	-236	-19	-217
Provision for (Reversal of) reserve for periodic repairs	64	-108	172
Equity in earnings of associated companies	-395	-196	-199
Foreign exchange loss (gain)	46	634	-588
Bonus to directors	-169	-149	-20
Devaluation losses on investment securities	0	6	-6
Gain on sales of property, plant and equipment and investment securities	-45	-114	69
Loss on disposal of property, plant and equipment and investment securities	105	205	-100
Other	141	105	36
Changes in assets and liabilities:			0
(Increase) decrease in notes and accounts receivable	-1,499	-770	-729
(Increase) decrease in inventories	-1,175	-675	-500
(Increase) decrease in other current assets	-1,150	601	-1,751
Increase (decrease) in notes and accounts payable	1,685	2,175	-490
Increase (decrease) in other current liabilities	1,130	407	723
Total adjustment			0
Net cash provided by operating activities	14,358	12,161	2,197
INVESTING ACTIVITIES:			0
Purchases of property, plant and equipment	-4,019	-2,753	-1,266
Proceeds from sales of property, plant and equipment	54	528	-474
Purchases of investment securities	-178	0	-178
Proceeds from sales of investment securities	14	248	-234
Increase in investments and other assets	-598	-310	-288
Decrease in investments and other assets	210	154	56
Payment for loans	-2,407	-117	-2,290
Net cash used in investing activities	-6,925	-2,250	-4,675
FINANCING ACTIVITIES:			0
Net increase (decrease) in short-term borrowings	-89	-212	123
Repayment of long term bank loans	-42	-8	-34
Net (increase) decrease in treasury stock	-4	-12	8
Dividends paid	-2,606	-2,532	-74
Proceed from minority interests	19	-	19
Net cash used in financing activities	-2,723	-2,765	42
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,709	7,145	-2,436
Effect of Exchange Rate Changes on Cash and Cash Equivalents	716	-1,524	2,240
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	75,694	66,321	9,373
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	377	-	377
CASH AND CASH EQUIVALENTS, END OF PERIOD	81,498	71,941	9,557

Note: Negative figures with - (minus) in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

5. Scope of Consolidation and Application of the Equity Method

1. **Number of consolidated subsidiaries : 56 companies**
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA LENS EUROPE N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA HEALTHCARE CORPORATION, HOYA OPTICS CORPORATION)
2. **Number of unconsolidated subsidiaries : None**
3. **Number of affiliates : 5 companies (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)**

	as of June 30,	as of Mar. 31,	variance	as of June 30,2002
Consolidated subsidiaries	56 (do 7, os49)	52 (do 6, os46)	+4 (do+1, os+3)	52 (do 8, os44)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	6 (do 6, os -)	-1 (do-1, os -)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(2) (do 2, os -)	(-1) (do-1, os-)	(2) (do 2, os -)
Total Hoya Group	61	58	+3	58
(accounted for by the equity method)	(1)	(2)	(-1)	(2)

(do : domestic, os : overseas)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

1) In comparison to the end of March 31, 2003.........4 companies increased.

3 companies increased due to the establishment:
HOYA MICROELECTRONICS (SUZHOU) LTD. (China)
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China)
HOYA LENS DANMARK A/S (Denmark)

1 company increased due to the transfer to the consolidated subsidiary:
HOYA-SCHOTT CORPORATION (Japan)

2) In comparison to the end of June 30, 2002.........4 companies increased in total.

in addition to the above, there were following changes:
1 company increased due to the establishment:
HOYA HEALTHCARE SINGAPORE PTE.LTD. (Singapore)
1 company increased due to the acquisition:
HOYA LENS OF CHICAGO, INC. (USA)
2 companies decreased due to the merger with the parent company:
HOYA CRYSTAL CORPORATION (Japan).
HOYA CRYSTAL SHOP CORPORATION (Japan)

b. Application of the equity method

1) In comparison to the end of March 31, 2003.........1 company decreased.

1 company decreased due to the transfer to the consolidated subsidiary:
HOYA-SCHOTT CORPORATION (Japan)

2) In comparison to the end of June 30, 2002.........1 company decreased.

Same as the above

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Three months ended		
	Jun. 30,2003	Jun. 30,2002	Mar.31,2003
Cash and deposits	81,498	71,941	75,694
Marketable securities	-	-	-
Total	81,498	71,941	75,694

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Three months ended Jun. 30, 2003
None

Three months ended Jun. 30, 2002
None

Three months ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

	Millions of Yen
Current assets	309
Goodwill	1,132
Fixed assets	-
Current liabilities	93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Merger to HOYA CORPORATION or Increase of Proxy Rights:

Three months ended Jun. 30, 2003
HOYA-SCHOTT CORPORATION

	Millions of Yen
Current assets	0
Fixed assets	0
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Three months ended Jun. 30, 2002
None

Three months ended Mar. 31, 2003
HOYA TECHNO-PROCESS CORPORATION and other 2 companies
(merged with HOYA CORPORATION : as of Mar. 1,2003)

	Millions of Yen
Current assets	82
Fixed assets	0
Total assets	82
Current liabilities	37
Long-term liabilities	-
Total liabilities	37

Notes Relating to Consolidated Statements of Cash Flows

4. Details of Assets and Liabilities decreased by the sale of business:

Three months ended Jun. 30, 2003
None

Three months ended Jun. 30, 2002
None

Three months ended Mar. 31, 2003
A part of Hearing aids business

	Millions of Yen
Current assets	109
Fixed assets	324
Total assets	433
Current liabilities	28
Long-term liabilities	-
Total liabilities	28

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Jun.30,2003			Mar.31, 2003			Jun.30, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	139	207	67	145	170	25	243	403	160
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	139	207	67	145	170	25	243	403	160

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Jun.30,2003	Mar.31, 2003	Jun.30, 2002
Non-marketable stock of subsidiaries	4,442	4,953	4,870
Total	4,442	4,953	4,870
Non-marketable equity securities	794	615	445
Non-marketable corporate bonds	-	-	-
Non-marketable foreign bond	-	-	-
Commercial paper	-	-	-
Total	794	615	445

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
(1) Current deferred tax assets and liabilities		As of	
Deferred tax assets	Jun.30, 2003	Mar.31, 2003	Jun.30 ,2002
Excess deductible amount of depreciation expenses	1,264	1,264	1,264
Inventories - intercompany unrealized profits	1,065	829	872
Excess deductible amount of expenses for accrued bonus	712	1,361	655
Enterprise tax not deductible	266	76	207
Other deferred tax assets	507	772	895
Total amount of deferred tax assets - current	3,816	4,304	3,896
Deferred tax liabilities			
Refundable income tax - receivable	-334	-334	-
Prepaid pension expenses	-	-	-295
Other deferred tax liabilities	-	-	-104
Total amount of deferred tax liabilities - current	-334	-334	-400
Net amount of deferred tax assets - current	3,481	3,969	3,495
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess in inclusion into tax-deductible depreciation	1,114	1,589	2,485
Amount denied of evaluation loss of fixed assets	856	913	746
Excess in inclusion into tax-deductible allowance for doubtful receivables	402	401	279
Excess in inclusion into tax-deductible reserve for employees' retirement benefits	-	-	2,586
Other deferred tax assets	1,347	1,382	1,918
Total amount of deferred tax assets - fixed	3,720	4,286	8,016
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-552	-582	-637
Special depreciation reserve	-302	-312	-366
Difference of evaluation of other marketable secutrities	-52	-10	-
Other deferred tax liabilities	-165	-171	-160
Total amount of deferred tax liabilities - fixed	-1,073	-1,076	-1,231
Net amount of deferred tax assets - fixed	2,646	3,210	6,785

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Jun.30,2003	Jun.30,2002	Mar.31,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-8.4	-7.1	-10.1
Non-Deductible expenses such as entertainment expenses	0.3	0.6	0.2
Per capita levy of inhabitants tax and others	0.2	0.3	0.2
Non-taxable income such as dividend received	-7.7	-5.6	-
Intercompany cash dividend	6.0	5.6	-
Correction of deferred tax assets due to change of tax rate	-	-	0.9
Other adjustment	1.2	0.2	-1.4
Effective income tax rate	33.3	35.7	31.5

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

	Millions of Yen		
	As of		
	Jun.30, 2003	Mar.31, 2003	Jun.30, 2002
Liabilities for employees' retirement benefits	-	-	66,956
Pension assets	-	-	-37,576
Accrued liabilities for employees' retirement benefits	-	-	29,380
Unappropriated amount of the difference arising from the change in accounting standards	-	-	2,692
Unrecognized prior service cost (decrease in liabilities)	-	-	1,655
Unrecognized actuarial differences (increase in liabilities)	-	-	-27,163
Prepaid pension expenses	-	-	708
Reserve for employees' retirement benefits	-	-	7,273

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen		
	Three months ended		
	Jun.30, 2003	Jun.30, 2002	Mar.31, 2003
Service cost	-	564	-
Interest expenses	-	411	-
Expected return of investments	-	-507	-
Difference arising from the change in accounting standards	-	-52	-
Prior service cost	-	-40	-
Actuarial differences	-	593	-
sub total	-	968	-
Additional retirement benefits paid to employees	66	51	611
Expenses for employees' retirement benefits	66	1,020	611

(3) Calculation basis of liabilities for employees' retirement benefits

	Three months ended		
	Jun.30, 2003	Jun.30, 2002	Mar.31, 2003
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	-
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	-
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	-
5. Number of years over which the prior service cost is amortized	-	12 years	-
6. Number of years over which the actuarial differences are amortized	-	12 years	-

(3) Segment Information

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

for the three months ended June 30, 2003

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	29,937	1,093	24,284	6,898	1,359	339	63,913	-	63,913
Intersegment	18	-	2	0	13	1,436	1,470	(1,470)	-
Total	29,955	1,093	24,286	6,898	1,373	1,776	65,384	(1,470)	63,913
Operating expenses	20,137	1,111	20,696	5,387	1,325	1,667	50,324	(947)	49,377
Operating income	9,818	-17	3,590	1,510	48	108	15,059	(523)	14,536
Operating margin	32.8%	-1.6%	14.8%	21.9%	3.5%	6.1%	23.0%	-	22.7%
Assets	121,972	2,522	95,741	14,286	5,239	2,733	242,496	48,190	290,686
Depreciation	2,938	16	1,448	135	80	8	4,627	18	4,645
Capital Expenditures	4,802	19	1,123	230	69	12	6,258	11	6,269
R&D Expenses	1,602	65	353	198	4	-	2,224	(14)	2,210
Number of employees (p)	6,932	135	6,094	568	179	368	14,276	44	14,320

for the three months ended June 30, 2002

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	27,046	1,575	23,574	6,373	2,334	338	61,242	-	61,242
Intersegment	59	-	2	0	8	724	794	(794)	-
Total	27,105	1,575	23,576	6,373	2,342	1,062	62,037	(794)	61,242
Operating expenses	19,199	1,821	19,618	5,319	2,136	995	49,091	(447)	48,643
Operating income	7,905	-246	3,958	1,054	206	66	12,945	(347)	12,598
Operating margin	29.2%	-15.6%	16.8%	16.5%	8.8%	6.3%	20.9%	-	20.6%
Assets	113,979	4,223	92,993	14,268	9,005	2,945	237,415	40,573	277,988
Depreciation	3,146	20	1,390	142	87	7	4,796	26	4,823
Capital Expenditures	1,778	20	692	137	26	1	2,657	7	2,664
R&D Expenses	1,420	125	419	163	10	-	2,137	(12)	2,125
Number of employees (p)	5,683	231	6,394	628	297	130	13,363	43	13,406

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen								
	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	2,891	-482	710	525	-975	1	2,671	-	2,671
Variance (%)	10.7%	-30.6%	3.0%	8.2%	-41.8%	0.3%	4.4%	-	4.4%
Intersegment	-41	-	0	0	5	712	676	-676	-
Total	2,850	-482	710	525	-969	714	3,347	-676	2,671
Operating expenses	938	-710	1,078	68	-811	672	1,233	-500	734
Operating income	1,913	229	-368	456	-158	42	2,114	-176	1,938
Variance (%)	24.2%	-	-9.3%	43.3%	-76.7%	63.6%	16.3%	-	15.4%
Assets	7,993	-1,701	2,748	18	-3,766	-212	5,081	7,617	12,698
Depreciation	-208	-4	58	-7	-7	1	-169	-8	-178
Capital Expenditures	3,024	-1	431	93	43	11	3,601	4	3,605
R&D Expenses	182	-60	-66	35	-6	-	87	-2	85
Number of employees (p)	1,249	-96	-300	-60	-118	238	913	1	914

*Elimi. or corp. : Elimination or corporate

Note:
The Business Categories and Industries over the reviewing periods are as follows:

Business Category	Industries	Products and Services
Information Technologies	(Electro-Optics)	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	(Photonics)	Lazer equipments for industrial, dental, and medical purposes, etc.
Eye Care	(Vision Care)	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	(Health Care)	Contact lenses and accessories, intraocular lenses, etc.
Lifestyle Refinement	(Crystal)	Crystal glass products
	(Service)	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Jun. 30, 2003 and 2002 are as follows:

	2003		2002
Yen	637 million	Yen	480 million

3. Corporate assets mainly consist of cash and time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Jun. 30, 2003 and 2002 are as follows:

	2003		2002
Yen	59,899 million	Yen	49,042 million

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended June 30, 2003

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	43,124	8,839	8,986	2,963	63,913	-	63,913
Intersegment	4,473	18	564	13,114	18,170	(18,170)	-
Total	47,597	8,857	9,550	16,077	82,083	(18,170)	63,913
Operating expenses	38,176	8,378	7,621	12,890	67,067	(17,690)	49,377
Operating income	9,421	478	1,928	3,187	15,015	(479)	14,536
Operating margin	19.8%	5.4%	20.2%	19.8%	18.3%	-	22.7%
Assets	131,203	20,927	41,926	59,767	253,824	36,862	290,686

for the three months ended June 30, 2002

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	41,030	9,485	7,776	2,950	61,242	-	61,242
Intersegment	4,848	9	375	11,112	16,345	(16,345)	-
Total	45,878	9,494	8,151	14,062	77,588	(16,345)	61,242
Operating expenses	37,347	9,314	6,788	11,562	65,013	(16,369)	48,643
Operating income	8,531	180	1,363	2,499	12,575	23	12,598
Operating margin	18.6%	1.9%	16.7%	17.8%	16.2%	-	20.6%
Assets	143,145	20,064	30,068	53,809	247,088	30,899	277,988

Ref : Difference between the 1st quarter this year and the same quarter last year

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	2,094	-646	1,210	13	2,671	-	2,671
Variance (%)	5.1%	-6.8%	15.6%	0.4%	4.4%	-	4.4%
Intersegment	-375	9	189	2,002	1,825	-1,825	-
Total	1,719	-637	1,399	2,015	4,495	-1,825	2,671
Operating expenses	829	-936	833	1,328	2,054	-1,321	734
Operating income	890	298	565	688	2,440	-502	1,938
Variance (%)	10.4%	165.6%	41.5%	27.5%	19.4%	-	15.4%
Assets	-11,942	863	11,858	5,958	6,736	5,963	12,698

Notes:

1. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies in the two geographic areas. Corporate operating expenses for the three months ended Jun. 30. 2003 and 2002 are as follows:

	2003		2002
Yen	562 million	Yen	418 million

2. Corporate assets mainly consist of cash and time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies in the two geographic areas. Corporate assets as of Jun. 30, 2003 and 2002 are as follows:

	2003		2002
Yen	55,145 million	Yen	46,123 million

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended June 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,565	9,585	9,608	0	28,759
Consolidated Sales (B)					63,913
Overseas Sales ratio A/B	15.0%	15.0%	15.0%	0.0%	45.0%
Regional Sales Ratio	33.3%	33.3%	33.4%	0.0%	100.0%

for the three months ended June 30, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,956	9,970	7,544	29	27,501
Consolidated Sales (B)					61,242
Overseas Sales ratio A/B	16.3%	16.3%	12.3%	0.0%	44.9%
Regional Sales Ratio	36.2%	36.3%	27.4%	0.1%	100.0%

Ref:

Difference between the 1st quarter this year and the same quarter last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-391	-385	2,064	-29	1,258
Consolidated Sales (B)					2,671
Variance (%)	-3.9%	-3.9%	27.4%	-100.0%	4.6%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located.
The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

Business Category / Company	Three months ended Jun.30, 2003		Three months ended Jun.30, 2002		Variance	(%)	Three months ended Mar. 31, 2003	
Electro-Optics								
Domestic	17,264	(57.7)	14,954	(55.3)	2,310	15.4	16,426	(58.5)
Overseas	12,673	(42.3)	12,091	(44.7)	582	4.8	11,652	(41.5)
total	29,937	[46.8]	27,046	[44.2]	2,891	10.7	28,078	[45.5]
Photonics								
Domestic	694	(63.5)	832	(52.8)	-138	-16.6	781	(67.3)
Overseas	399	(36.5)	743	(47.2)	-344	-46.3	379	(32.7)
total	1,093	[1.7]	1,575	[2.5]	-482	-30.6	1,161	[1.9]
Electro-Optics								
Domestic	17,958	(57.9)	15,786	(55.2)	2,172	13.8	17,207	(58.8)
Overseas	13,072	(42.1)	12,835	(44.8)	237	1.8	12,032	(41.2)
total	31,031	[48.5]	28,622	[46.7]	2,409	8.4	29,239	[47.4]
Vision Care								
Domestic	8,725	(35.9)	9,089	(38.6)	-364	-4.0	8,571	(35.5)
Overseas	15,559	(64.1)	14,484	(61.4)	1,075	7.4	15,555	(64.5)
total	24,284	[38.0]	23,574	[38.5]	710	3.0	24,127	[39.1]
Health Care								
Domestic	6,884	(99.8)	6,356	(99.7)	528	8.3	6,739	(99.7)
Overseas	13	(0.2)	16	(0.3)	-3	-18.8	18	(0.3)
total	6,898	[10.8]	6,373	[10.4]	525	8.2	6,757	[11.0]
Eye Care								
Domestic	15,609	(50.1)	15,446	(51.6)	163	1.1	15,310	(49.6)
Overseas	15,572	(49.9)	14,501	(48.4)	1,071	7.4	15,573	(50.4)
total	31,182	[48.8]	29,947	[48.9]	1,235	4.1	30,884	[50.1]
Crystal								
Domestic	1,244	(91.6)	2,168	(92.9)	-924	-42.6	1,056	(91.8)
Overseas	114	(8.4)	165	(7.1)	-51	-30.9	94	(8.2)
total	1,359	[2.1]	2,334	[3.8]	-975	-41.8	1,150	[1.9]
Service								
Domestic	339	(100.0)	338	(100.0)	1	0.3	380	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	339	[0.6]	338	[0.6]	1	0.3	380	[0.6]
Lifestyle Refinement								
Domestic	1,584	(93.3)	2,506	(93.8)	-922	-36.8	1,437	(93.9)
Overseas	114	(6.7)	165	(6.2)	-51	-30.9	94	(6.1)
total	1,699	[2.7]	2,672	[4.4]	-973	-36.4	1,530	[2.5]
Total Net Sales								
Domestic	35,153	(55.0)	33,740	(55.1)	1,413	4.2	33,954	(55.1)
Overseas	28,759	(45.0)	27,501	(44.9)	1,258	4.6	27,698	(44.9)
Total	63,913	[100.0]	61,242	[100.0]	2,671	4.4	61,653	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

October 20,2003 HOYA GROUP CONSOLIDATED

HOYA

2004(平成16)年3月期　中間期　連結決算参考資料

Fact Book 2004 - Consolidated -Interim : Six months ended September 30, 2003

目 次 ・ Table of contents

※2003 年 3 月期より「1株当たり当期純利益に関する会計基準」(企業会計基準2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しているため、過年度の年次データについても、同会計基準及び適用指針を用いて再計算しております。
Per share information for the fiscal year 2003 has been prepared based on the new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Figures of Annual Transition from previous fiscal years have been recalculated in accordance with the new accounting standard.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
売上高・Net Sales


中間推移 (Interim Transition)
営業利益率・Operating Margin


四半期推移(Quarter Transition)
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS


2Q推移(2Q Transition)

	1999.3	2000.3	2001.3	2002.3	2003.3
売上高・Net Sales	201,290	201,110	236,802	235,265	246,293
営業利益率・Operating Margin	15.8%	17.2%	19.1%	18.7%	21.5%
経常利益率・Ordinary Income Ratio	16.7%	17.6%	20.3%	19.5%	20.7%
当期純利益率・Return on Sales =ROS	8.9%	10.3%	9.2%	10.1%	8.1%

	2001.9	2002.9	2003.9
売上高・Net Sales	118,358	123,013	131,699
営業利益率・Operating Margin	19.3%	21.6%	23.5%
経常利益率・Ordinary Income Ratio	19.2%	20.3%	23.1%
当期純利益率・Return on Sales =ROS	11.5%	12.1%	14.4%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
売上高・Net Sales	60,321	58,037	57,088	59,819	61,242	61,771	61,627	61,653	63,913	67,786
営業利益率・Operating Margin	19.3%	19.4%	17.6%	18.4%	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%
経常利益率・Ordinary Income Ratio	20.1%	18.2%	19.9%	19.6%	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%
当期純利益率・Return on Sales =ROS	12.4%	10.7%	9.0%	8.3%	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%

	2003-2Q	2004-2Q
売上高・Net Sales	61,771	67,786
営業利益率・Operating Margin	22.6%	24.2%
経常利益率・Ordinary Income Ratio	23.0%	23.1%
当期純利益率・Return on Sales =ROS	12.9%	13.5%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2004-2Q」は、2004年(平成16年)3月期の第2四半期(2003年7月1日から2003年9月30日まで)の3ヶ月間の経営成績あるいは2003年9月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Sep.30, 2003 or condition of finance as of Sep.30, 2003 in 2004-2Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…57社

主要会社名:(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYAオプティクス株式会社、HOYAヘルスケア株式会社

②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲:前期末(平成15年3月末)との比較…5社増加

・新規設立により4社増加　HOYA MICROELECTRONICS(SUZHOU) LTD.(中国)　HOYA LENS DANMARK A/S(デンマーク)
HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(中国)　HOYA LENS SHANGHAI LTD.(中国)

・持分法適用→連結会社 1社変更　HOYA-SCHOTT株式会社(日本)

②会計処理の方法:変更はありません

参考	当中間期(平成15年9月期) as of September 30, 2003	前期(平成15年3月期) as of March 31, 2003	前期末との増減 Increase/Decrease	前中間期(平成14年9月期) as of September 30, 2002
連結子会社数 Consolidated Subsidiaries	57 (do 7, os 50)	52 (do 6, os 46)	+5 (do +1, os +4)	52 (do 8, os 44)
非連結子会社数 Unconsolidated Subsidiaries	− (do −, os −)	− (do −, os −)	− (do −, os −)	− (do −, os −)
関連会社数 Affiliates	5 (do 5, os −)	6 (do 6, os −)	-1 (do -1, os −)	6 (do 6, os −)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1, os −)	(2) (do 2, os −)	(-1) (do -1, os −)	(2) (do 2, os −)
合計・Total	62	58	+4	58

※. do : 国内・domestic , os : 海外・overseas

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 57 companies
   Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <Japan>HOYA OPTICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated accounted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2003

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation
   4 companies increased because of establishment : HOYA MICROELECTRONICS(SUZHOU) LTD.(China)
   HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(China)
   HOYA LENS DANMARK A/S(Denmark)
   HOYA LENS SHANGHAI LTD.(China)
   1 company changed (application of the Equity Method → consolidated) :
   HOYA-SCHOTT CORPORATION(Japan)
2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q.Transition)
一株当たり当期純利益・Earning Per Share = EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	1999.3	2000.3	2001.3	2002.3	2003.3
一株当たり当期純利益・EPS	151.10	176.26	186.60	203.15	171.10
株主資本当期純利益率・ROE	11.6%	12.4%	11.8%	11.5%	9.0%
総資本経常利益率・Ordinary Income/Total Assets	14.2%	15.0%	19.0%	16.8%	18.4%
総資本当期純利益率・Return on Assets =ROA	7.8%	8.9%	8.6%	8.7%	7.3%

	2001.9	2002.9	2003.9
一株当たり当期純利益・EPS	117.63	127.84	166.21
株主資本当期純利益率・ROE	6.8%	6.6%	8.8%
総資本経常利益率・Ordinary Income/Total Assets	8.5%	8.8%	11.3%
総資本当期純利益率・Return on Assets =ROA	5.1%	5.2%	7.0%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
一株当たり当期純利益・EPS	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62	85.05	81.12
株主資本当期純利益率・ROE	3.8%	3.1%	2.5%	2.3%	3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%
総資本経常利益率・Ordinary Income/Total Assets	4.6%	4.0%	4.2%	4.3%	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%
総資本当期純利益率・Return on Assets =ROA	2.8%	2.3%	1.9%	1.8%	2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%

	2003-2Q	2004-2Q
一株当たり当期純利益・EPS	68.70	81.12
株主資本当期純利益率・ROE	3.6%	4.2%
総資本経常利益率・Ordinary Income/Total Assets	5.0%	5.6%
総資本当期純利益率・Return on Assets =ROA	2.8%	3.3%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EUR平均為替レート・Exchange rate(¥/EUR)

	1999.3	2000.3	2001.3	2002.3	2003.3
営業利益・Operating Profit	31,726	34,688	45,127	43,897	52,982
経常利益・Ordinary Income	33,612	35,484	48,184	45,774	50,874
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
平均為替レート・Exchange rate(¥/US$)	128.76	110.70	111.19	125.89	121.20
EUR平均為替レート・Exchange rate(¥/EUR)	-	-	100.47	110.98	121.48

	2001.9	2002.9	2003.9
営業利益・Operating Profit	22,847	26,549	30,936
経常利益・Ordinary Income	22,697	25,027	30,395
当期純利益・Net Income	13,660	14,845	18,924
平均為替レート・Exchange rate(¥/US$)	122.03	121.99	117.73
EUR平均為替レート・Exchange rate(¥/EUR)	107.93	117.41	134.03

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
営業利益・Operating Profit	11,613	11,234	10,068	10,982	12,598	13,951	13,433	13,000	14,536	16,400
経常利益・Ordinary Income	12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412	14,757	15,638
当期純利益・Net Income	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	9,129
平均為替レート・Exchange rate(¥/US$)	122.80	121.25	126.02	133.50	123.77	120.22	121.83	119.00	119.25	116.20
EUR平均為替レート・Exchange rate(¥/EUR)	106.54	109.33	112.40	115.65	116.58	118.24	122.68	128.44	136.94	131.11

	2003-2Q	2004-2Q
営業利益・Operating Profit	13,951	16,400
経常利益・Ordinary Income	14,179	15,638
当期純利益・Net Income	7,977	9,129
平均為替レート・Exchange rate(¥/US$)	120.22	116.20
EUR平均為替レート・Exchange rate(¥/EUR)	118.24	131.11

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		1999.3	2000.3	2001.3	2002.3	2003.3	2001.9	2002.9	2003.9	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2003-2Q	2004-2Q
情報通信分野	Electro-Optics	43.2%	44.8%	47.4%	43.1%	45.3%	43.9%	44.4%	47.9%	44.7%	43.1%	42.6%	42.1%	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	44.7%	49.0%
(Information Technology)	Photonics	4.4%	3.6%	2.8%	3.1%	2.2%	3.0%	2.5%	1.7%	3.0%	3.0%	2.9%	3.3%	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	2.4%	1.7%
アイケア分野	Vision Care	34.7%	35.7%	36.4%	39.6%	38.3%	39.1%	38.4%	37.3%	38.2%	39.9%	39.5%	40.8%	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	38.4%	36.6%
(Eye Care)	Health Care	9.7%	9.7%	8.5%	9.8%	10.9%	9.3%	10.8%	10.8%	9.0%	9.7%	10.5%	10.1%	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	11.2%	10.7%
生活文化分野	Crystal	6.1%	5.2%	4.2%	3.7%	2.7%	4.0%	3.3%	1.8%	4.5%	3.6%	3.8%	3.1%	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	2.9%	1.5%
(Lifestyle Refinement)	Service	1.9%	0.9%	0.7%	0.7%	0.6%	0.7%	0.6%	0.5%	0.6%	0.7%	0.7%	0.6%	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.6%	0.5%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3	2000.3	2001.3	2002.3	2003.3	2001.9	2002.9	2003.9	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2003-2Q	2004-2Q
北米・North America	12.5%	11.1%	14.5%	15.7%	14.5%	15.2%	15.0%	13.4%	15.3%	15.0%	15.2%	17.3%	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	14.6%	12.9%
欧州・Europe	11.6%	11.5%	10.5%	12.3%	13.2%	11.1%	12.4%	13.6%	11.0%	11.1%	13.3%	13.9%	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	12.2%	13.3%
アジア・Asia	4.2%	4.0%	3.7%	4.2%	4.8%	4.1%	4.9%	4.7%	3.8%	4.5%	4.1%	4.5%	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.9%	4.7%
日本・Japan	71.8%	73.4%	71.3%	67.8%	67.5%	69.6%	67.7%	68.3%	69.9%	69.4%	67.4%	64.3%	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	68.3%	69.1%

6. 第2四半期 事業の種類別セグメント情報[成長性と収益性]・2Q Sales Growth and Profitability by Business Segment



July.1～Sep.30, 2003 VS July.1～Sep.30, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
ヘルスケア・Health Care
Consolidated Basis
ビジョンケア・Vision Care
エレクトロオプティクス・Electro-Optics
クリスタル・Crystal
サービス・Service
売上高成長率・Sales Growth Ratio
20%
10%
0%
-10%
-20%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
40%
売上高営業利益率・Operating Margin

July.1, 2003 - Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.6%	20.4%
Photonics	-3.0%	-22.2%
Vision Care	17.0%	4.8%
Health Care	23.2%	5.6%
Crystal	-13.4%	-42.3%
Service	6.8%	-11.5%
CONSOLIDATED	24.2%	9.7%

July.1, 2002 - Sep.30, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	31.8%	10.4%
Photonics	-15.0%	-15.5%
Vision Care	18.0%	2.3%
Health Care	21.2%	22.3%
Crystal	-0.3%	-14.1%
Service	5.2%	-18.7%
CONSOLIDATED	22.6%	6.4%

7. 第2四半期 所在地別セグメント情報[成長性と収益性]・2Q Sales Growth and Profitability by Geographical Segment



July.1～Sep.30, 2003 VS July.1～Sep.30, 2002
Consolidated Basis
欧州・Europe
Consolidated Basis
アジア・Asia
日本・Japan
北米・North America
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
30%
20%
10%
0%
-10%
-20%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
40%
売上高営業利益率・Operating Margin

July.1, 2003 - Sep.30, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.2%	11.0%
北米・North America	5.0%	-2.5%
欧州・Europe	21.4%	19.4%
アジア・Asia	19.3%	4.1%
CONSOLIDATED	24.2%	9.7%

July.1, 2002 - Sep.30, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.6%	4.8%
北米・North America	2.9%	2.9%
欧州・Europe	14.7%	16.8%
アジア・Asia	19.2%	17.4%
CONSOLIDATED	22.6%	6.4%

8. 事業の種類別営業利益率・Business Segment Information (Operating margin)


年度の推移(Annual Transition)
Electro-Optics
Vision Care
Health Care
Service
Crystal
Photonics
Electoro-Optics


中間推移(Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics


四半期毎の推移(Quarter Transition)
Electro-Optics
Health Care
Vision Care


四半期毎の推移(Quarter Transition)
Service
Crystal
Photonics
Vision Care
Health Care
Crystal


2Q推移(2Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
Service

		1999.3	2000.3	2001.3	2002.3	2003.3
情報通信分野	Electro-Optics	21.8%	24.9%	30.8%	27.3%	30.8%
(Information Technology)	Photonics	2.7%	-0.8%	-13.6%	-6.5%	-10.7%
アイケア分野	Vision Care	16.8%	16.2%	12.3%	15.5%	16.0%
(Eye Care)	Health Care	13.1%	11.7%	11.1%	14.3%	19.0%
生活文化分野	Crystal	11.4%	7.4%	2.9%	0.0%	-0.2%
(Lifestyle Refinement)	Service	6.5%	0.6%	3.2%	5.4%	5.3%

		2001.9	2002.9	2003.9
情報通信分野	Electro-Optics	28.1%	30.5%	32.7%
(Information Technology)	Photonics	-5.5%	-15.3%	-2.3%
アイケア分野	Vision Care	15.2%	17.4%	15.9%
(Eye Care)	Health Care	13.9%	19.0%	22.6%
生活文化分野	Crystal	2.5%	4.9%	-3.8%
(Lifestyle Refinement)	Service	8.5%	5.7%	6.5%

		2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
情報通信分野	Electro-Optics	28.0%	28.2%	26.4%	26.2%	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%
(Information Technology)	Photonics	-6.9%	-4.2%	-6.9%	-8.0%	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%
アイケア分野	Vision Care	15.4%	15.1%	13.3%	17.9%	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%
(Eye Care)	Health Care	12.9%	14.7%	16.0%	13.6%	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%
生活文化分野	Crystal	6.3%	-2.5%	-1.1%	-5.2%	8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%
(Lifestyle Refinement)	Service	8.4%	8.6%	3.8%	1.6%	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%

		2003-2Q	2004-2Q
情報通信分野	Electro-Optics	31.8%	32.6%
(Information Technology)	Photonics	-15.0%	-3.0%
アイケア分野	Vision Care	18.0%	17.0%
(Eye Care)	Health Care	21.2%	23.2%
生活文化分野	Crystal	-0.3%	-13.4%
(Lifestyle Refinement)	Service	5.2%	6.8%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	12.7%	11.0%	15.3%	16.9%	14.9%
欧州・Europe	14.0%	13.8%	15.2%	16.2%	15.8%
アジアおよびその他・Asia	12.2%	12.1%	11.6%	10.7%	13.3%
日本・Japan	61.1%	63.1%	57.9%	56.2%	56.0%

	2001.9	2002.9	2003.9
北米・North America	16.8%	15.4%	14.6%
欧州・Europe	15.2%	15.5%	14.7%
アジアおよびその他・Asia	10.1%	12.5%	15.4%
日本・Japan	57.9%	56.6%	55.3%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
北米・North America	15.8%	17.9%	15.2%	18.7%	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%
欧州・Europe	15.7%	14.8%	16.7%	17.7%	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%
アジアおよびその他・Asia	10.8%	9.3%	11.7%	10.8%	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%
日本・Japan	57.7%	58.0%	56.4%	52.8%	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%

	2003-2Q	2004-2Q
北米・North America	14.6%	14.2%
欧州・Europe	14.6%	14.3%
アジアおよびその他・Asia	12.7%	15.8%
日本・Japan	58.1%	55.7%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	1999.3	2000.3	2001.3	2002.3	2003.3
総資産・Total Assets	232,695	239,341	267,610	278,067	274,288
株主資本・Shareholders' Equity	166,832	175,145	195,333	219,180	224,218
株主資本比率・Shareholders' Equity Ratio	71.7%	73.2%	73.0%	78.8%	81.7%

	2001.9	2002.9	2003.9
総資産・Total Assets	268,316	291,099	265,734
株主資本・Shareholders' Equity	204,363	227,964	205,213
株主資本比率・Shareholders' Equity Ratio	76.2%	78.3%	77.2%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
総資産・Total Assets	263,751	268,316	268,749	278,067	277,988	291,099	293,641	274,288	290,686	265,734
株主資本・Shareholders' Equity	198,590	204,363	213,285	219,180	219,695	227,964	222,735	224,218	233,082	205,213
株主資本比率・Shareholders' Equity Ratio	75.3%	76.2%	79.4%	78.8%	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders
・2003. 9における外人持株比率は、発表日時点では未算出のため、掲載しておりません。

	1999.3	2000.3	2001.3	2002.3	2003.3
株主数(名)・Number of Shareholders	5,216	4,928	7,835	6,872	7,459
外人持株比率・Ratio of Foreign Shareholders	27.3%	29.9%	32.4%	34.2%	38.1%

	2001.9	2002.9	2003.9
株主数(名)・Number of Shareholders	8,421	7,786	7,545
外人持株比率・Ratio of Foreign Shareholders	33.8%	36.1%	46.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
株主数(名)・Number of Shareholders	7,831	8,421	8,435	6,872	6,828	7,786	7,684	7,459	7,456	7,545
外人持株比率・Ratio of Foreign Shareholders	32.4%	33.8%	33.9%	34.2%	34.2%	36.1%	36.1%	38.1%	38.1%	46.8%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
1株当りキャッシュフロー・Cash Flow Per Share=CFPS
1株当り当期利益・Earnings Per Share=EPS
1株当り配当金・Cash dividends Per Share
1株当り純資産・Shareholders' Equity Per Share

	1999.3	2000.3	2001.3	2002.3	2003.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	310.61	316.61	464.99	377.57	343.31
1株当り当期利益・Earnings Per Share=EPS	151.10	176.26	186.60	203.15	171.10
1株当り配当金・Cash dividends Per Share	30.00	35.00	50.00	50.00	50.00
1株当り純資産・Shareholders' Equity Per Share	1,362.24	1,506.21	1,680.45	1,886.20	1,945.16

	2001.9	2002.9	2003.9
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	196.45	211.46	257.05
1株当り当期利益・Earnings Per Share=EPS	117.63	127.84	166.21
1株当り配当金・Cash dividends Per Share	25.00	25.00	50.00
1株当り純資産・Shareholders' Equity Per Share	1,759.87	1,963.19	1,845.23

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	102.50	93.95	86.75	94.35	100.67	110.78	24.93	106.99	125.39	127.20
1株当り当期利益・Earnings Per Share=EPS	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62	85.05	81.12
1株当り配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-
1株当り純資産・Shareholders' Equity Per Share	1,710.15	1,759.87	1,836.71	1,887.50	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23

	2003-2Q	2004-2Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	110.78	127.20
1株当り当期利益・Earnings Per Share=EPS	68.70	81.12
1株当り配当金・Cash dividends Per Share	-	-
1株当り純資産・Shareholders' Equity Per Share	1,963.19	1,845.23

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	1999.3	2000.3	2001.3	2002.3	2003.3
株価収益率・PER	44.47	55.03	43.73	44.50	41.79
株価キャッシュフロー倍率・PCFR	21.63	30.64	17.55	23.94	20.83
株価純資産倍率・PBR	4.93	6.44	4.86	4.79	3.68
期末株価・Stock Price(円・¥)	6,720	9,700	8,160	9,040	7,150

	2001.9	2002.9	2003.9
株価収益率・PER	52.71	59.06	52.04
株価キャッシュフロー倍率・PCFR	31.56	35.70	33.65
株価純資産倍率・PBR	3.52	3.85	4.69
期末株価・Stock Price(円・¥)	6,200	7,550	8,650

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
株価収益率・PER	122.84	116.28	176.83	212.56	147.42	109.90	8,291.71	116.03	97.24	106.63
株価キャッシュフロー倍率・PCFR	77.07	65.99	90.26	95.81	86.62	68.15	333.33	66.83	65.95	68.00
株価純資産倍率・PBR	4.62	3.52	4.26	4.79	4.61	3.85	4.33	3.67	4.09	4.69
期末株価・Stock Price(円・¥)	7,900	6,200	7,830	9,040	8,720	7,550	8,310	7,150	8,270	8,650

	2003-2Q	2004-2Q
株価収益率・PER	109.90	106.63
株価キャッシュフロー倍率・PCFR	68.15	68.00
株価純資産倍率・PBR	3.85	4.69
期末株価・Stock Price(円・¥)	7,550	8,650

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1997年3月期 (Year ended March 1997) 最高値 H…1月(Jan.)¥3,700 最安値 L…4月(Apr.)¥2,200
1998年3月期 (Year ended March 1998) 最高値 H…2月(Feb.)¥5,640 最安値 L…7月(Jul.)¥3,050
1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…8月(Aug.)¥6,720
2004年3月期 (Year ended March 2004) 最高値 H…9月(Sep.)¥9,550 最安値 L…5月(May.)¥6,690
出来高・Trading Volume(千株・Million Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・Million)


年度推移(Annual Transition)
当期純利益・Net Income

	1999.3	2000.3	2001.3	2002.3	2003.3
減価償却費・Depreciation	18,233	16,050	32,137	20,104	19,792
当期純利益・Net Income	17,836	20,715	21,860	23,740	20,037
キャッシュフロー・Cash Flow Total	36,069	36,765	53,997	43,844	39,829
設備投資額・Capital Expenditure	13,654	17,770	39,672	19,585	15,948


中間推移(Interim Transition)

2001.9	2002.9	2003.9
9,153	9,710	9,663
13,660	14,845	18,924
22,813	24,555	28,587
10,279	6,798	10,826


四半期毎の推移(Quarter Transition)
減価償却費・Depreciation
設備投資額・Capital Expenditure

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
4,435	4,718	4,932	6,019	4,823	4,887	5,020	5,061	4,645	5,018
7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	9,129
11,903	10,910	10,074	10,957	11,691	12,864	2,895	12,378	14,440	14,147
5,603	4,675	5,010	4,297	2,664	4,134	4,794	4,354	6,269	4,557


2Q推移(2Q Transition)

2003-2Q	2004-2Q
4,887	5,018
7,977	9,129
12,864	14,147
4,134	4,557

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)

	1999.3	2000.3	2001.3	2002.3	2003.3
研究開発費・R&D Expenses	7.8	7.7	7.3	7.3	8.7
売上高研究開発費比率・R&D Exp./Net Sales	3.9%	3.7%	3.1%	3.1%	3.5%


中間推移(Interim Transition)
研究開発費・R&D Expenses

2001.9	2002.9	2003.9
3.3	4.2	4.7
2.8%	3.4%	3.5%


四半期毎の推移(Quarter Transition)
売上高研究開発費比率・R&D Exp./Net Sales

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q
1.7	1.6	1.9	2.1	2.1	2.1	2.0	2.5	2.2	2.5
2.8%	2.8%	3.3%	3.4%	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%


2Q推移(2Q Transition)

2003-2Q	2004-2Q
2.1	2.5
3.4%	3.6%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
100,000
75,000
50,000
25,000
2.6
3.1
2.6
3.4
3.5
43,507
51,654
51,697
66,321
75,694
1999.3
2000.3
2001.3
2002.3
2003.3


中間推移 (Interim Transition)
100,000
75,000
50,000
25,000
2.6
4.3
3.2
51,125
88,068
62,895
2001.9
2002.9
2003.9


四半期毎の推移(Quarter Transition)
100,000
75,000
50,000
25,000
2.3
2.6
2.7
3.3
3.5
4.3
4.3
4.0
3.7
3.2
45,987
51,125
51,769
66,321
71,941
88,068
87,434
75,694
81,498
62,895
2001.6.
2001.9.
2001.12.
2002.3
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
2003.9

手元資金 ・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	1999.3	2000.3	2001.3	2002.3	2003.3
手元資金 ・Cash and Cash Equivalents (consolidated)	43,507	51,654	51,697	66,321	75,694
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.1	2.6	3.4	3.5

	2001.9	2002.9	2003.9
手元資金 ・Cash and Cash Equivalents (consolidated)	51,125	88,068	62,895
連結手元流動性(月)・Liquidity(Group) / month	2.6	4.3	3.2

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
手元資金 ・Cash and Cash Equivalents (consolidated)	45,987	51,125	51,769	66,321	71,941	88,068	87,434	75,694	81,498	62,895
連結手元流動性(月)・Liquidity(Group) / month	2.3	2.6	2.7	3.3	3.5	4.3	4.3	4.0	3.7	3.2

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
20,000
10,000
0
2.3%
1.5%
1.9%
1.4%
0.8%
59
275
424
569
7
5,355
3,408
4,630
3,378
2,284
1999.3
2000.3
2001.3
2002.3
2003.3


中間推移 (Interim Transition)
20,000
10,000
0
1.3%
1.3%
0.8%
406
417
150
3,176
3,264
2,050
2001.9
2002.9
2003.9


四半期末の推移(Quarter Transition)
15,000
10,000
5,000
0
1.9%
1.3%
1.5%
1.4%
1.3%
1.3%
0.9%
0.8%
0.8%
0.8%
385
406
597
569
569
417
15
7
150
150
4,709
3,176
3,487
3,378
3,098
3,264
2,549
2,284
2,201
2,050
2001.6.
2001.9.
2001.12.
2002.3
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
2003.9

短期借入金・Short-term Borrowings
長期借入金・Long-term Loans
借入金依存度・Debt/Total Assets

	1999.3	2000.3	2001.3	2002.3	2003.3
短期借入金・Short-term Borrowings	5,355	3,408	4,630	3,378	2,284
長期借入金・Long-term Loans	59	275	424	569	7
小計・SUB TOTAL	5,414	3,683	5,054	3,947	2,291
割引手形・Notes Discounted					
合計・TOTAL	5,414	3,683	5,054	3,947	2,291
借入金依存度・Debt/Total Assets	2.3%	1.5%	1.9%	1.4%	0.8%

	2001.9	2002.9	2003.9
短期借入金・Short-term Borrowings	3,176	3,264	2,050
長期借入金・Long-term Loans	406	417	150
小計・SUB TOTAL	3,582	3,681	2,200
割引手形・Notes Discounted			
合計・TOTAL	3,582	3,681	2,200
借入金依存度・Debt/Total Assets	1.3%	1.3%	0.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
短期借入金・Short-term Borrowings	4,709	3,176	3,487	3,378	3,098	3,264	2,549	2,284	2,201	2,050
長期借入金・Long-term Loans	385	406	597	569	569	417	15	7	150	150
小計・SUB TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200
割引手形・Notes Discounted										
合計・TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200
借入金依存度・Debt/Total Assets	1.9%	1.3%	1.5%	1.4%	1.3%	1.3%	0.9%	0.8%	0.8%	0.8%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高] ・Inventories [end of period]


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	1999.3	2000.3	2001.3	2002.3	2003.3
棚卸資産[期末在高] ・Inventories [end of period]	29,826	32,822	36,506	35,595	32,360
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.1	3.2	3.1

2001.9	2002.9	2003.9
35,817	35,024	33,360
3.2	3.2	2.8

2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
36,490	35,817	37,085	35,595	35,895	35,024	33,811	32,360	34,437	33,360
3.2	3.3	3.3	3.2	3.2	3.2	3.1	3.0	2.9	2.8

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)
日本・Japan


四半期末の推移(Quarter Transition)
アジア・Asia
欧州・Europe
北米・North America

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	316	422	1,575	1,516	1,445
欧州・Europe	1,314	2,055	2,000	2,102	2,082
アジア・Asia	4,117	4,579	5,838	6,411	7,346
日本・Japan	3,667	3,595	3,553	3,282	3,150
総従業員数 ・Number of Total Employees	9,414	10,651	12,986	13,311	14,023

2001.9	2002.9	2003.9
1,512	1,496	1,365
1,922	2,099	1,851
5,986	6,865	8,555
3,520	3,251	3,041
12,940	13,711	14,812

2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9
1,549	1,512	1,547	1,516	1,508	1,496	1,386	1,445	1,434	1,365
1,846	1,922	2,024	2,102	2,125	2,099	2,085	2,082	2,050	1,851
5,869	5,986	6,212	6,411	6,500	6,865	7,046	7,346	7,759	8,555
3,583	3,520	3,490	3,282	3,273	3,251	3,269	3,150	3,077	3,041
12,847	12,940	13,273	13,311	13,406	13,711	13,786	14,023	14,320	14,812

21. 中間期　事業の種類別セグメント情報［成長性と収益性］・Semiannual Sales Growth and Profitability by Business Segment



Apr.1～Sep.30, 2003 VS Apr.1～Sep.30, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ヘルスケア・Health Care
Average Consolidated
Average Consolidated
サービス・Service
ビジョンケア・Vision Care
エレクトロオプティクス・Electro-Optics
クリスタル・Crystal
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operation Margin

Apr.1, 2002 – Sep.30, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	32.7%	15.6%
Photonics	-2.3%	-26.5%
Vision Care	15.9%	3.9%
Health Care	22.6%	6.9%
Crystal	-3.8%	-42.0%
Service	6.5%	-5.7%
GROUP	23.5%	7.1%

Apr.1, 2001 – Sep.30, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	30.5%	5.1%
Photonics	-15.3%	-13.8%
Vision Care	17.4%	2.3%
Health Care	19.0%	20.1%
Crystal	4.9%	-14.1%
Service	5.7%	-12.2%
GROUP	21.6%	3.9%

22. 中間期　所在地別セグメント情報［成長性と収益性］・Semiannual Sales Growth and Profitability by Geographical Segment



Apr.1～Sep.30, 2003 VS Apr.1～Sep.30, 2002
アジア・Asia
Average Consolidated
欧州・Europe
Average Consolidated
北米・North America
日本・Japan
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2002 – Sep.30, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本・Japan	19.5%	8.1%
北米・North America	5.2%	-4.7%
欧州・Europe	20.8%	17.4%
アジア・Asia	19.5%	2.3%
GROUP	23.5%	7.1%

Apr.1, 2001 – Sep.30, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本・Japan	19.6%	1.0%
北米・North America	2.4%	2.9%
欧州・Europe	15.7%	17.0%
アジア・Asia	18.5%	22.4%
GROUP	21.6%	3.9%

23. 「参考」グループ連結経営(2003.9.30.現在) / HOYA's Global Group Management(As of September 30, 2003)

グローバル本社（GLOBAL HEADQUARTERS）
（グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY）

法務・財務の支援（Legal & Financial Support）

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAオプティクス株式会社(HOYA OPTICS CORP.) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA-SCHOTT株式会社(HOYA-SCHOTT CORP.)☆☆ NHテクノグラス株式会社※(NH TECHNO GLASS CORP.※)	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本／JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL TAIWAN CO., LTD. KOREA OPTICAL GLASS CO.LTD HOYA PHOTONICS SINGAPORE PTE.LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRO QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD.☆ HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.☆☆☆		アジア／ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. NEW CHROMEX, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国／AMERICA HOYA HOLDINGS,INC.
CONTINUUM ELECTRO - OPTICS, GMBH CONTINUUM FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND B.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S☆		欧州／EUROPE HOYA HOLDINGS NV FHQ

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※：持分法適用会社 / Affiliates accounted for by the equity method
☆：2004年3月期第1四半期に設立/Established in 2004-1Q.
☆☆：2004年3月期第1四半期に持分法適用会社から連結会社に変更/ Changed to a consolidated subsidiary in 2004-1Q from an affiliate accounted by the equity method.
☆☆☆：2004年3月期第2四半期に設立/Established in 2004-2Q.

October 20, 2003

HOYA

INTERIM REPORT

for the First Half : Six months ended September 30, 2003

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Contents

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used here are unaudited exept that of the year ended March 31, 2003.

3.This statements are excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

Interim Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the six months ended September 30, 2003 and 2002 (unit:Millions of Yen)

(Figures less than a million yen are omitted.)

	Six months ended September 30,			Year ended March 31,
(1)Results of Operations	2003	2002	variance(%)	2003
Net sales	131,699	123,013	(7.1)	246,293
Operating income	30,936	26,549	(16.5)	52,982
Ordinary income	30,395	25,027	(21.4)	50,874
Net income	18,924	14,845	(27.5)	20,037
Net income per share(Yen)	166.21	127.84		171.10
Net income / shareholders' equity	8.8%	6.6%		9.0%
Ordinary income / total assets	11.3%	8.8%		18.4%
Ordinary income / net sales	23.1%	20.3%		20.7%

Note : No changes have been made in accounting policy.

	As of Sep. 30,	As of Mar. 31,	As of Sep. 30,
(2)Financial Position	2003	2003	2002
Total assets	265,734	274,288	291,099
Shareholders' equity	205,213	224,218	227,964
Shareholders' equity ratio	77.2%	81.7%	78.3%
Shareholders' equity per share (Yen)	1,845.23	1,946.79	1,963.19

	Six months ended September 30,		Year ended March 31,
(3)Conditions of Cash Flows	2003	2002	2003
Net cash provided by operating activities	37,530	32,371	38,390
Net cash used in investing activities	-13,155	-6,379	-13,583
Net cash provided (used in) financing activities	-35,817	-3,161	-14,547
Cash and cash equivalents, end of period	62,895	88,068	75,694

Ref:Performance of HOYA CORPORATION (non-consolidated)

	Millions of Yen Six months ended September 30,			Year ended March 31,
	2003	2002	change(%)	2003
Net sales	88,753	79,432	(11.7%)	159,432
Operating income	14,477	13,895	(4.2%)	26,536
Ordinary income	18,136	15,430	(17.5%)	29,460
Net income	10,571	8,700	(21.5%)	8,852
Net income per share(Yen)	92.85	74.92		75.27
Total assets	195,660	227,892		209,387
Shareholders' equity	141,042	177,565		166,374

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

(1) Global Group Management

The HOYA group ("HOYA") consists of HOYA CORPORATION (the "Company"), 57 consolidated subsidiaries and five affiliates including one affiliate accounted for by the equity method (as of Sep. 30, 2003) .

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major segments : Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

The products of each segment are manufactured by the Company, or by its subsidiaries and affiliates overseas.

In the domestic market, products are sold directly to retailers, specialty stores or assemblers. Products destined for overseas markets are exported to subsidiaries in various countries and marketed by them.

HOYA has adopted a global group management system. The Information Technology and Eye Care segment implement the corporate strategy formulated at the Group Headquarters. Regional holding companies in three areas serve legal and financial supports to sales activities of regional subsidiaries as the frontline representatives of Global Headquarters.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Holding company)
North America
(Holding company)
Europe
(Holding company)
Legal and Financial Support

Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

Business Categories	Industries	Products and Services	Major Subsidiaries and Affiliates
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Optical communication related devices, etc.	HOYA CORP. Electronics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICS CORPORATION
	Photonics	Laser equipments for industrial, dental, and medical purposes	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart (as of September 30, 2003)


ELECTRO-OPTICS Segment
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Electronics Division,
MD Division,
Optics Division, etc.
EYECARE Segment
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE COR.
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
NEW CHROMEX, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA CRYSTAL, INC.
Vision Care North America Branches
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
CONTINUUM FRANCE, EURL
CONTINUUM ELECTRO-OPTICS, GMBH
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
KOREA OPTICAL GLASS CO.,LTD.
HOYA OPTICAL TAIWAN CO.,LTD.
HOYA PHOTONICS SINGAPORE PTE LTD
HOYA OPTICAL ASIA CO.,LTD.
HOYA OPT-ELECTRO QINGDAO LTD.
HOYA MICROELECTORONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA OPTICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR-TECHNOLOGIES CO., LTD.
HOYA PHOTONICS CORPORATION
HOYA-SCHOTT CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
Italic : affiliates accounted for by the equity method
Products
Products
Products
Products
Products
Service
CUSTOMERS

(2) Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management
"Maximization of Corporate Value"

1. SVA Management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize shareholder value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Corporate Governance (Outside board members)

We believe a business should be run so as to maximize its shareholder value. At HOYA, in order for the board of directors – as representatives of the shareholders' interests – to be fully functional, outside directors have long been invited to participate therein to provide oversight and advice. As of June 2003, the number of outside directors has been increased to five, comprising a majority of the board.

Simultaneously in June 2003, in order to separate the monitoring of management from the execution of business operations, the Company has shifted to a committee establishing company. All the three committees, being the Nomination, Remuneration and Audit Committees, are composed solely of outside directors so as to strengthen the Company's monitoring function under their fair judgment.

3. Global Niche Strategy (Gain top-share in global market)

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

4. Harmonizing the Interests of Management, Employees and Shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, bonus payments to employees are linked to business results, and an employee stock ownership plan has been established that allows employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities so that they can work with enthusiasm.

5. Global Group Management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries.

(3) Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Six months ended Sep. 30, 2003
Net sales	131,699
Operating income	30,936
Ordinary income	30,395
Net income	18,924
Net income per share(Yen)	166.21

In the six months under review, a trend towards economic recovery in the United States led to a worldwide upsurge in investment by IT-related industries and demand for semiconductors clearly recovered. In Japan, too, the sales of digital home appliances boomed and exports recovered, which was accompanied by the positive effects of restructuring, and an upturn in corporate earnings. Stock prices recovered, too, and the Japanese economy was considered to have "moderately bottomed out." Personal consumption, however, remained sluggish reflecting concerns over employment and personal income due to corporate restructuring.

In the currency market, during the six months under review, the US dollar depreciated by 3.5% and the Thai baht depreciated by 1.4%, but the euro appreciated by 14.2%, all against the yen, respectively on a year-on-year basis.

In this environment, in the Electro-Optics segment of the HOYA Group, sales increased thanks to an increase in shipment of final goods to the market, to the enhanced precision of products to meet client requests for new development, and to an increase in orders brought about by the new operation of next-generation manufacturing lines. In the Eye-Care segment, such mainstay products as eyeglass lenses, contact lenses and intraocular lenses, etc. sold solidly. As a result, consolidated sales during the six months under review increased 7.1% year-on-year to Yen 131,699 million.

Semiannual Net Sales (Million Yen) and
Average Exchange Rate (Yen/US$& Euro)


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
119.47
138.83
115.93
122.03
121.99
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half
US dollar average exchange rate(First Half)
Euro average exchange rate(First Half)

Note: '2004' means the fiscal year ends on March 31, 2004. Therefore, 'First half of 2004' means the six months from April to September 2003 and 'Second Half' means the six months from October 2003 to March 2004.

Ratio of Net Sales by Business Segment - First Harf


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

In the six months under review, in the Electro-Optics segment, the Company received an increased volume of orders for high precision products, the main factories were kept fully operational, and earnings increased. In the Eye Care segment, while some eyeglass lenses endured a trend of lowering prices, the Company expanded sales of high-value-added products, such that earnings increased. As a result, on a Group basis, operating income, ordinary income and net income for the six months increased 16.5%, 21.4% and 27.5% respectively on a year-on-year basis. The respective income as well as sales recorded historical interim results respectively.

Net income per share for the six months was Yen 166.21, an increase of Yen 38.37 on a year-on-year basis.

With respect to the interim dividend for the six months under review, Yen 50 per share will be paid, an increase of Yen 25 on a year-on-year basis.

Interim Profits (Million Yen) - First Half


36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
15,009
15,209
8,367
18,644
17,541
9,181
16,449
16,946
9,590
21,871
23,113
13,691
22,847
22,697
13,660
26,549
25,027
14,845
30,936
30,395
18,924
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics


Semiannual Net Sales of Electro-Optics (Million Yen)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half

In terms of mask blanks for manufacturing semiconductors, as the precision of semiconductors traded on the market was steadily enhanced, the Company benefited from strong demand for such next-generation products as blanks for phase-shift masks, etc. and sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, in tandem with the steady increase in demand for semiconductors across the world, high precision products and products destined for overseas market sold favorably and sales increased on a year-on-year basis.

In terms of masks for LCDs, LCD panel manufacturers began operation of new-generation mass-production lines, the market for LCD appliances such as LCD televisions, etc. expanded, and the Company constantly received a brisk stream of orders. Sales increased on a year-on-year basis.

In terms of glass disks for HDDs (Hard Disk Drives), thanks to a recovery in sales of personal computers, demand for both glass substrates (Substrates) and coated products (Media) was favorable and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital cameras grew substantially in the market, and sales of molded aspheric lenses continued to be favorable. Sales increased on a year-on-year basis.

Photonics


Semiannual Net Sales of Photonics (Million Yen)
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half

In terms of laser-related equipment (Photonics), sales of laser-related equipment for industrial and medical uses increased year-on-year, but not enough to offset the sales of the division handling physicochemical use that was sold off in October 2002. Accordingly, overall sales decreased on a year-on-year basis.

2. Eye Care

Vision Care

Semiannual Net Sales of Vision Care (Million Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half

In the domestic eyeglass market, tough conditions persisted as the market continued to gravitate towards low-priced products and replacement cycles lengthened. HOYA promoted sales of its high-value-added products, such as newly designed progressive lenses, etc., and secured steady sales of products in the upper price band but sales quantity of ordinary products decreased. Overall, sales decreased on a year-on-year basis.

Overseas, in the Asia Pacific region, in spite of the influence of SARS, HOYA expanded sales of high value-added lenses, etc. and sales increased on a year-on-year basis. In Europe and North America, too, a considerable volume of low-priced products circulated in the market and the price competition for ordinary products intensified. HOYA, however, strengthened its sales of high value-added products, including progressive and highly refractive lenses, etc., and sales increased on a year-on-year basis.

As a result, the overall sales of the division increased on a year-on-year basis.

This sales growth was also helped by a weaker yen against the euro in the currency markets on a year-on-year basis.

Health Care

Semiannual Net Sales of Health Care (Million Yen)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half

In terms of contact lenses, while price competition in the market intensified among discount shops, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its *E-System* of lens compensation services and by improving its face-to-face services to clients capitalizing on its expertise. Sales increased on a year-on-year basis.

Sales of intraocular lenses increased substantially on a year-on-year basis thanks to the favorable sales of well-received soft intraocular lenses.

3. Lifestyle Refinement

Crystal

Semiannual Net Sales of Crystal (Million Yen)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
2003
2004
First Half
Second Half

Sales of crystal decreased on a year-on-year basis due to the diminished market for gifts amid stagnating personal consumption as well as to the commencement of business reform in order to reconstruct the brand.

2. Financial Position

	Millions of Yen As of Sep.30, 2003
Total assets	265,734
Shareholders' equity	205,213
Shareholders' equity ratio	77.2%

At the end of the six months under review, total assets decreased Yen 8,554 million as current assets decreased Yen 6,511 million and fixed assets decreased Yen 2,134 million from the end of the previous six months period. Shareholders' equity decreased Yen 19,005 million due to an huge increase of treasury stock in spite of increase of retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Six months ended Sep. 30, 2003
Net cash provided by operating activities	37,530
Net cash used in investing activities	-13,155
Net cash provided by (used in) financing activities	-35,817
Cash and cash equivalents, end of period	62,895

Cash flow from operating activities amounted to Yen 37,530 million, comprised Yen 27,868 million in income before income taxes and minority interests and Yen 9,663 in depreciation and amortization among others. Cash flow from investing activities amounted to Yen 13,155 million in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to Yen 24,375 million, As decrease in treasury stock amounted to Yen 32,901 million, the term-end balance of cash and cash equivalents decreased Yen 12,799 million from the end of the previous fiscal year.

4. Business Plans for the Second Half

(Six months ending March 31, 2004)

1) Market Environment

For those major manufacturers whose sales and earnings improved due to a recovery in exports, the recent abrupt appreciation of the yen is ominous. For smaller companies, especially those in the non-manufacturing sector, the outlook for business conditions is far from clear due to the deflationary trend and sluggish personal consumption in Japan, and there is no real knowing what the forthcoming trend in business conditions will be.

In the industries with which HOYA deals, the high-tech sector is expected to grow steadily due to enhanced production performance with a view to the next generation and to an expansion in the final goods market.

In the market of eyeglasses categorized in consumption goods, a gravitation towards low-priced products still persists and there is no knowing the future. Overseas, while price competition exists, high value-added products are progressively being added with higher value.

In the contact lens market , while the number of people using them increases, intense price competition continues.

2) Management Issues

In this situation, we will clarify the positions in which each business segment of the Company is located, to capitalize on their strengths, and to prepare for nimble operation according to possible changes in the environment. We will improve our technologies, develop high value-added products, consolidate production capacities, reduce costs and systematize our sales network so as to secure and augment our market shares and will strive to enhance our growth and profitability.

3) Operational Issues

In terms of mask blanks and photomasks for manufacturing semiconductors, while making it a priority to supply high-precision products without delay to meet customers ' demand, the Company will make efforts to develop products of ever higher quality.

In terms of masks for LCDs, in view of the rapidly growing market, the Company will secure enough production capacity and will make efforts to ensure an adequate supply for our clients of high quality products.

In terms of glass disks for HDDs, the Company will smoothly carry out the recently announced transfer of business operations from Nippon Sheet Glass Co., Ltd., and, at the same time, will explore possibilities to expand the adoption of HDDs for digital home appliances and to expand its customer base.

In terms of optical lenses and glasses, the Company will make efforts to consolidate its production capacity so as to ensure an adequate supply of lenses for digital cameras, to develop technologies so as to offer the high quality products.

In terms of eyeglasses, market conditions in Japan remain difficult due to a fall in prices. The Company will endeavor to reduce costs by shifting its mass production facilities abroad and to expand sales of new products. Overseas, the Company will endeavor to enhance its higher value-addition.

In terms of contact lenses, the Company will continue to establish new outlets and will make efforts to improve customer services and to expand sales of highly functional products. In terms of soft intraocular lenses, the Company will make efforts to increase sales by launching new products and starting to market in Europe.

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(4) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2003	Mar.31,2003	Variance	Sep.30,2002
ASSETS				
Current assets	171,642	178,153	-6,511	189,356
Cash and deposits	62,895	75,694	-12,799	88,068
Notes and accounts receivable - trades	63,420	58,945	4,475	57,212
Inventories	33,360	32,360	1,000	35,024
Refundable income tax - receivable	-	3,899	-3,899	-
Deferred taxes	5,517	3,969	1,548	4,354
Other current assets	7,952	4,583	3,369	5,925
Allowance for doubtful receivables	-1,504	-1,299	-205	-1,229
Fixed asstes	93,589	95,723	-2,134	101,388
Tangible fixed assets	76,866	77,237	-371	80,453
Buildings and structures	22,766	23,539	-773	24,733
Machinery and vehicles	33,788	33,203	585	34,943
Lands	9,284	9,326	-42	9,389
Other tangible fixed assets	11,027	11,167	-140	11,387
Intangible fixed assets	4,895	5,106	-211	4,081
Investments and other assets	11,826	13,379	-1,553	16,853
Investment securities	5,265	5,739	-474	5,716
Long-term deferred taxes	2,030	3,210	-1,180	6,666
Other investments and other assets	6,071	6,140	-69	5,963
Allowance for doubtful receivables	-1,540	-1,711	171	-1,493
Deferred charges	503	411	92	355
Total Assets	265,734	274,288	-8,554	291,099
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	57,501	47,889	9,612	53,922
Notes and accounts payable - trades	23,974	20,405	3,569	22,087
Short-term loan payable	2,050	2,284	-234	3,264
Income tax payable	8,094	2,609	5,485	7,883
Accrued bonus	3,746	3,512	234	3,602
Other current liabilities	19,635	19,077	558	17,083
Long-term liabilities	1,947	1,996	-49	9,057
Long-term loan payable	150	7	143	417
Employees retirement benefits	-	-	-	6,898
Directors retirement benefits	-	316	-316	293
Other long-term liabilities	1,796	1,673	123	1,446
Total Liabilities	59,449	49,886	9,563	62,979
Minority interest	1,070	183	887	155
Common stock	6,264	6,264	0	6,264
Additional paid-in capital	15,898	15,898	0	15,898
Retained earnings	232,147	216,271	15,876	214,048
Evaluation difference of investments securitis	-3	15	-18	28
Foreign currency statement translation adjustments	-9,154	-7,178	-1,976	-8,234
Treasury stock, at cost	-39,938	-7,052	-32,886	-40
Total Shareholders' Equity	205,213	224,218	-19,005	227,964
Total	265,734	274,288	-8,554	291,099

Notes:

	Millions of Yen		
Accumulated depreciation	155,408	148,647	146,623
Guarantees of borrowings and lease obligations for customers	669	486	558
Number of shares of treasury stock (unit : stocks)	4,911,680	951,050	4,867

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Six months ended Sep.30,2003	Six months ended Sep.30,2002	Variance Value	Variance (%)	Year ended Mar.31,2003
Net sales	131,699	123,013	8,686	7.1	246,293
Cost of sales	70,367	66,796	3,571	5.3	133,274
Gross profit	61,331	56,216	5,115	9.1	113,018
Selling, general and administrative expenses	30,395	29,667	728	2.5	60,035
Operating income	30,936	26,549	4,387	16.5	52,982
Non-operating income	1,912	1,523	389	25.5	3,038
Interest income	303	272	31		580
Equity in earnings of associated companies	625	325	300		417
Others	982	925	57		2,040
Non-operating expenses	2,453	3,045	-592	-19.4	5,146
Interest expense	128	223	-95		374
Foreign exchange losses	1,468	864	604		1,251
Others	857	1,956	-1,099		3,520
Ordinary income	30,395	25,027	5,368	21.4	50,874
Extra-ordinary income	757	184	573	311.4	1,469
Gain on sales of property, plant and equipment	513	75	438		725
Gain on sales of investment securities	59	109	-50		109
Others	184	-	184		634
Extra-ordinary losses	3,284	2,273	1,011	44.5	23,600
Loss on disposal of property, plant and equipment	1,029	339	690		1,946
Coverage to Company's employees pension funds	879	-	879		14,949
Loss on evaluation of investment securities	228	32	196		110
Additional retirement benefits paid to employees	148	1,421	-1,273		3,691
Others	998	480	518		2,901
Income before income taxes and other items	27,868	22,938	4,930	21.5	28,742
Income taxes - Curent	9,215	8,117	1,098	13.5	5,648
Income taxes - Deferred	-294	-35	-259	740.0	3,028
Minority interests in net income	23	11	12	109.1	28
Net income	18,924	14,845	4,079	27.5	20,037
Net income per share(Yen)	166.21	127.84	38.37		171.10

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2003 A	2003 B	influences
Net sales	131,699	130,266	1,433
Operating income	30,936	30,603	333
Ordinary income	30,395	30,074	321
Net income	18,924	18,715	209

2. Average rates of major foreign currencies

		Six months ended Sep.30,2003	Six months ended Sep.30,2002	Variance(%)	Year ended Mar.31,2003
US$	Yen	117.73	121.99	3.5%	121.20
Euro	Yen	134.03	117.41	-14.2%	121.48
Thail Baht	Yen	2.83	2.87	1.4%	2.83

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Six months ended			Year ended
Items	Sep. 30,2003	Sep. 30,2002	Variance	Mar. 31, 2003
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	0	-	0	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	216,271	202,255	14,016	202,255
Adjustment of retained earnings	18,924	14,845	4,079	20,037
Net income	18,924	14,845	4,079	20,037
Appropriations	3,048	3,052	-4	6,021
1. Cash dividends	2,879	2,903	-24	5,806
2. Bonuses to directors	169	149	20	149
3. for merger of unconsolidated subsidiaries	-	-	-	65
Balance at the end of the period	232,147	214,048	18,099	216,271

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Six monthe ended Sep.30,		
	2003	2002	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	27,868	22,938	4,930
Adjustments for:			
Income taxes - paid	-3,634	-5,004	1,370
Depreciation and amortization	9,663	9,710	-47
Provision for (reversal of) accrued bonuses to employees	211	-270	481
Reversal of accrued retirement benefits	-292	-374	82
Provision for (Reversal of) reserve for periodic repairs	95	-83	178
Equity in loss earnings of associated companies	-625	-325	-300
Foreign exchange loss	773	489	284
Bonus to directors	-169	-149	-20
Devaluation losses on investment securities	228	32	196
Gain on sales of property, plant and equipment and investment securities	-573	-184	-389
Loss on disposal of property, plant and equipment and investment securities	1,029	339	690
Other	215	254	-39
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-3,241	1,634	-4,875
(Increase) decrease in inventries	-615	207	-822
(Increase) decrease in other current assets	2,433	326	2,107
Increase (decrease) in notes and accounts payable	3,117	2,426	691
Increase (Decrease) in other current liabilities	1,046	404	642
Total adjustment			
Net cash provided by operating activities	37,530	32,371	5,159
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-10,386	-6,807	-3,579
Proceeds from sales of property, plant and equipment	655	556	99
Payment for purchases of investment securities	-295	-0	-295
Proceeds from sales of investment securities	102	307	-205
Increase in investments and other assets	-1,209	-834	-375
Decrease in investments and other assets	385	398	-13
Payments for loans	-2,407	-	-2,407
Net cash used in investing activities	-13,155	-6,379	-6,776
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-76	-257	181
Repayments of long-term bank loans	-42	-15	-27
Net (increase) decrease in treasury stock	-32,901	-23	-32,878
Dividends paid	-2,816	-2,864	48
Proceeds from minority interests	19	-	19
Net cash used in financing activities	-35,817	-3,161	-32,656
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-11,442	22,830	-34,272
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-1,733	-1,083	-650
Cash and cash equivalents of newly consolidated subsidiaries, beginning of period	377	-	377
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	75,694	66,321	9,373
CASH AND CASH EQUIVALENTS, END OF PERIOD	62,895	88,068	-25,173

5. Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 57 companies
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA OPTICS CORPORATION,
   HOYA HEALTHCARE CORPORATION)
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of March 31, 2003 : 5 companies increased in total.

4 companies increased due to the establishment: HOYA MICROELECTRONICS (SUZHOU) LTD. (China)
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China)
HOYA LENS DANMARK A/S (Denmark)
HOYA LENS SHANGHAI LTD. (China)

1 company increased due to the transfer to the consolidated subsidiary : HOYA SCHOTT CORPORATION (Japan)

b) In comparison to the end of Sep. 30, 2002 : 5 companies increased in total.

5 companies increased due to the establishment: HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore)
HOYA MICROELECTRONICS (SUZHOU) LTD. (China)
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China)
HOYA LENS DANMARK A/S (Denmark)
HOYA LENS SHANGHAI LTD. (China)

1 company increased due to the acquisition: HOYA LENS OF CHICAGO, INC. (USA)

1 company increased due to the transfer to the consolidated subsidiary : HOYA SCHOTT CORPORATION (Japan)

2 companies decreased due to the merger with the parent company : HOYA CRYSTAL CORPORATION (Japan)
HOYA CRYSTALSHOP CORPORATION (Japan)

B. Application of the equity method

a) In comparison to the end of March 31, 2003 : 1 company decreased.

1 company decreased due to the transfer to the consolidated subsidiary : HOYA SCHOTT CORPORATION (Japan)

b) In comparison to the end of Sep. 30, 2002 : 1 company decreased.

Same as the above : HOYA SCHOTT CORPORATION (Japan)

	as of Sep. 30, 2003	as of Mar. 31, 2003	variance	as of Sep. 30,2002
Consolidated subsidiaries	57 (do 7, os50)	52 (do 6, os46)	+5 (do+1, os +4)	52 (do 8, os44)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	6 (do 6, os -)	-1 (do-1, os-)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(2) (do 2, os -)	(-1) (do-1, os-)	(2) (do 2, os -)
Total Hoya Group	62	58	+4	58
(accounted for by the equity method)	(1)	(2)	(-1)	(2)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of		
	Sep.30,2003	Sep.30,2002	Mar.31,2003
Cash and deposits	62,895	88,068	75,694
Marketable securities	-	-	-
Total	62,895	88,068	75,694

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Six months ended Sep. 30, 2003

None

Six months ended Sep. 30, 2002

None

Year ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

	Millions of Yen
Current assets	226
Goodwill	1,132
Fixed assets	82
Current liabilities	-93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Merger to HOYA CORPORATION or Increase of Proxy Rights:

Six months ended Sep. 30, 2003

HOYA-SCHOTT CORPORATION (as of June 30, 2003)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Six months ended Sep. 30, 2002

None

Year ended Mar. 31, 2003

HOYA TECHNO-PROCESS CORPORATION and other 2 companies

(merged with HOYA CORPORATION : as of Mar. 1, 2003)

	Millions of Yen
Current assets	82
Fixed assets	0
Total assets	82
Current liabilities	37
Long-term liabilities	-
Total liabilities	37

4. Details of Assets and Liabilities Decreased by the Sale of Business:

Six months ended Sep. 30, 2003
None

Six months ended Sep. 30, 2002
None

Year ended Mar. 31, 2003
A part of Hearing aids business in Health Care segment

	Millions of Yen
Current assets	109
Fixed assets	324
Total assets	433
Current liabilities	28
Long-term liabilities	-
Total liabilities	28

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2003			Mar.31, 2003			Sep.30, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	102	119	17	145	170	25	202	251	49
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	102	119	17	145	170	25	202	251	49

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2003	Mar.31, 2003	Sep.30, 2002
Non-marketable stock of subsidiaries	4,495	4,953	5,001
Total	4,495	4,953	5,001
Non-marketable equity securities	650	615	463
Non-marketable corporate bonds	-	-	-
Non-marketable foreign bonds	-	-	-
Commercial paper	-	-	-
Total	650	615	463

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities	Sep.30, 2003	Mar.31, 2003	Sep.30, 2002
Deferred tax assets			
Excess deductible amount of expenses for accrued bonus	1,482	1,361	1,212
Excess deductible amount of depreciation expenses	1,245	1,264	1,264
Inventories - intercompany unrealized profits	916	829	696
Enterprise tax not deductible	643	76	613
Other deferred tax assets	1,229	772	638
Total amount of deferred tax assets - current	5,517	4,304	4,425
Deferred tax liabilities			
Refundable income tax - receivable	-	-334	-
Prepaid pension expenses	-	-	-71
Total amount of deferred tax liabilities - current	-	-334	-71
Net amount of deferred tax assets - current	5,517	3,969	4,354
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amount denied of evaluation loss of fixed assets	927	913	657
Excess amount of inclusion in deductible expenses for depreciation	804	1,589	2,147
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	364	401	281
Excess amount of inclusion in deductible expenses for reserve for employees' retirement benefits	-	-	2,613
Other deferred tax assets	974	1,382	2,135
Total amount of deferred tax assets - fixed	3,070	4,286	7,835
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-537	-582	-618
Special depreciation reserve	-337	-312	-358
Difference of evaluation of other marketable securities	-	-10	-20
Other deferred tax liabilities	-165	-171	-171
Total amount of deferred tax liabilities - fixed	-1,040	-1,076	-1,168
Net amount of deferred tax assets - fixed	2,030	3,210	6,666

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Six months ended Sep. 30,		Year ended
	2003	2002	Mar.31,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countri(	-8.9	-7.5	-13.5
Non-Deductible expenses such as entertainment expenses	0.3	0.4	0.6
Per capita levy of inhabitants tax and others	0.2	0.3	0.4
Non-taxable income such as dividend received	-4.1	-2.6	-2.1
Intercompany cash dividend	3.2	2.6	2.1
Correction of deferred tax assets due to change of tax rate	-	-	0.3
Other adjustment	-0.4	0.3	0.7
Effective income tax rate	32.0	35.2	30.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

	Millions of Yen		
	As of		
(1) Breakdown of liabilities for employees' retirement benefits	Sep.30, 2003	Mar.31, 2003	Sep.30,2002
Liabilities for employees' retirement benefits	-	-	67,256
Pension assets	-	-	-38,213
Accrued liabilities for employees' retirement benefits	-	-	29,043
Unappropriated amount of the difference arising from the change in accounting standards	-	-	2,640
Unrecognized prior service cost (decrease in liabilities)	-	-	1,614
Unrecognized actuarial differences (increase in liabilities)	-	-	-26,569
Prepaid pension expenses	-	-	169
Reserve for employees' retirement benefits	-	-	6,898

	Six months ended Sep. 30		Year ended
(2) Breakdown of expenses for employees' retirement benefits	2003	2002	Mar.31,2003
Service cost	-	1,129	1,695
Interest expenses	-	822	1,234
Expected return of investments	-	-1,015	-1,522
Difference arising from the change in accounting standards	-	-104	-156
Prior service cost	-	-81	-122
Actuarial differences	-	1,187	1,780
sub total	-	1,938	2,908
Coverage to Company's employees pension funds	879	-	14,949
Lump-sum retirement benefits paid to employees	-	-	351
Additional retirement benefits paid to employees	148	1,421	3,691
Expenses for employees' retirement benefits	1,027	3,360	21,899

	Six months ended Sep. 30		Year ended
(3) Calculation basis of liabilities for employees' retirement benefits	2003	2002	Mar.31,2003
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	5.5%
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	pro rata division over the period
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	15 years
5. Number of years over which the prior service cost is amortized	-	12 years	12 years
6. Number of years over which the actuarial differences are amortized	-	12 years	12 years

(5) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	63,135	2,248	49,112	14,175	2,380	646	131,699	-	131,699
Intersegment	30	-	6	0	20	3,002	3,060	(3,060)	-
Total	63,166	2,248	49,119	14,175	2,400	3,648	134,759	(3,060)	131,699
Operating expenses	42,505	2,300	41,300	10,976	2,490	3,413	102,987	(2,225)	100,762
Operating income	20,660	-52	7,818	3,198	-90	235	31,771	(835)	30,936
Operating income ratio	32.7%	-2.3%	15.9%	22.6%	-3.8%	6.5%	23.6%	-	23.5%
Assets	123,731	2,418	93,047	15,944	4,835	2,977	242,955	22,779	265,734
Depreciation	6,332	32	2,810	264	168	16	9,625	37	9,663
Capital Expenditures	7,620	30	2,563	460	119	14	10,808	17	10,826
R&D Expenses	3,444	130	694	421	11	-	4,702	-30	4,671
Number of employees (p)	7,721	133	5,812	565	174	359	14,764	48	14,812

for the six months ended September 30, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	54,630	3,059	47,268	13,266	4,103	685	123,013	-	123,013
Intersegment	116	-	14	0	11	1,407	1,550	(1,550)	-
Total	54,747	3,059	47,283	13,266	4,115	2,092	124,564	(1,550)	123,013
Operating expenses	38,043	3,528	39,055	10,749	3,914	1,972	97,263	(798)	96,464
Operating income	16,703	-468	8,228	2,517	200	120	27,301	(752)	26,549
Operating income ratio	30.5%	-15.3%	17.4%	19.0%	4.9%	5.7%	21.9%	-	21.6%
Assets	116,038	4,121	93,788	16,083	8,576	2,997	241,607	49,492	291,099
Depreciation	6,408	42	2,748	281	158	15	9,656	54	9,710
Capital Expenditures	4,945	38	1,512	232	57	2	6,789	9	6,798
R&D Expenses	2,822	251	788	343	16	-	4,222	-22	4,200
Number of employees (p)	6,021	229	6,379	625	283	129	13,666	45	13,711

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	8,505	-811	1,844	909	-1,723	-39	8,686	-	8,686
Variance(%)	15.6%	-26.5%	3.9%	6.9%	-42.0%	-5.7%	7.1%	-	7.1%
Intersegment	-86	-	-8	0	9	1,595	1,510	(1,510)	-
Total	8,419	-811	1,836	909	-1,715	1,556	10,195	(1,510)	8,686
Operating expenses	4,462	-1,228	2,245	227	-1,424	1,441	5,724	(1,427)	4,298
Operating income	3,957	416	-410	681	-290	115	4,470	(83)	4,387
Variance(%)	23.7%	-88.9%	-5.0%	27.1%	-145.0%	95.8%	16.4%	-	16.5%
Assets	7,693	-1,703	-741	-139	-3,741	-20	1,348	-26,713	-25,365
Depreciation	-76	-10	62	-17	10	1	-31	-17	-47
Capital Expenditures	2,675	-8	1,051	228	62	12	4,019	8	4,028
R&D Expenses	622	-121	-94	78	-5	-	480	-8	471
Number of employees (p)	1,700	-96	-567	-60	-109	230	1,098	3	1,101

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries over the six months ended September 30, 2003 are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the six months ended Sep. 30, 2003 and 2002 are as follows:

2003 1,096 million Yen
2002 971 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2003 and 2002 are as follows:

2003 35,650 million Yen
2002 61,309 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	89,985	17,602	17,977	6,133	131,699	-	131,699
Intersegment	8,560	45	794	27,663	37,064	(37,064)	-
Total	98,545	17,648	18,772	33,797	168,763	(37,064)	131,699
Operating expenses	79,358	16,731	14,874	27,194	138,159	(37,397)	100,762
Operating income	19,186	917	3,898	6,602	30,604	332	30,936
Operating income ratio	19.5%	5.2%	20.8%	19.5%	18.1%	-	23.5%
Assets	149,644	19,264	49,142	60,495	278,547	-12,813	265,734

for the six months ended September 30, 2002

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	83,236	18,474	15,308	5,994	123,013	-	123,013
Intersegment	8,716	24	842	21,428	31,011	(31,011)	-
Total	91,952	18,498	16,150	27,423	154,025	(31,011)	123,013
Operating expenses	73,927	18,057	13,615	22,353	127,954	(31,490)	96,464
Operating income	18,025	440	2,535	5,069	26,070	478	26,549
Operating income ratio	19.6%	2.4%	15.7%	18.5%	16.9%	-	21.6%
Assets	144,238	19,665	31,514	54,123	249,541	41,558	291,099

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	6,749	-872	2,669	139	8,686	-	8,686
Variance(%)	8.1%	-4.7%	17.4%	2.3%	7.1%	-	7.1%
Intersegment	-156	21	-48	6,235	6,053	(6,053)	-
Total	6,593	-850	2,622	6,374	14,738	(6,053)	8,686
Operating expenses	5,431	-1,326	1,259	4,841	10,205	(5,907)	4,298
Operating income	1,161	477	1,363	1,533	4,534	(146)	4,387
Variance(%)	6.4%	108.4%	53.8%	30.2%	17.4%	-	16.5%
Assets	5,406	-401	17,628	6,372	29,006	-54,371	-25,365

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:
   - North America: United States of America and Canada
   - Europe: Netherlands, Germany, United Kingdom, etc.
   - Asia: Singapore, Republic of Korea, Taiwan, etc.
2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the six months ended Sep. 30, 2003 and 2002 are as follows:
   - 2003 920 million Yen
   - 2002 857 million Yen
3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2003 and 2002 are as follows:
   - 2003 19,993 million Yen
   - 2002 57,816 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	19,222	19,294	20,288	1	58,806
Consolidated Sales (B)					131,699
Overseas Sales ratio A/B	14.6%	14.7%	15.4%	0.0%	44.7%
Regional Sales ratio	32.7%	32.8%	34.5%	0.0%	100.0%

for the six months ended September 30, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	18,946	18,967	15,384	56	53,354
Consolidated Sales (B)					123,013
Overseas Sales ratio A/B	15.4%	15.5%	12.5%	0.0%	43.4%
Regional Sales ratio	35.5%	35.6%	28.8%	0.1%	100.0%

Ref:

Differences between the first half of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	276	327	4,904	-55	5,452
Consolidated Sales (B)					8,686
Overseas Sales ratio A/B	1.5%	1.7%	31.9%	-98.2%	10.2%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia, Brazil, etc.

(6) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(unaudited)**

Millions of yen [%]

Business Category / Company	Six months ended September 30, 2003		Six months ended September 30, 2002		Variance Value	Variance (%)	Year ended March 31, 2003	
Electro-Optics								
Domestic	36,479	(57.8)	31,456	(57.6)	5,023	16.0	64,273	(57.7)
Overseas	26,656	(42.2)	23,173	(42.4)	3,483	15.0	47,186	(42.3)
total	63,135	[47.9]	54,630	[44.4]	8,505	15.6	111,460	[45.3]
Photonics								
Domestic	1,546	(68.8)	1,695	(55.4)	-149	-8.8	3,296	(60.1)
Overseas	701	(31.2)	1,364	(44.6)	-663	-48.6	2,188	(39.9)
total	2,248	[1.7]	3,059	[2.5]	-811	-26.5	5,485	[2.2]
Information Technology								
Domestic	38,026	(58.2)	33,152	(57.5)	4,874	14.7	67,570	(57.8)
Overseas	27,357	(41.8)	24,537	(42.5)	2,820	11.5	49,375	(42.2)
total	65,384	[49.6]	57,690	[46.9]	7,694	13.3	116,946	[47.5]
Vision Care								
Domestic	17,972	(36.6)	18,864	(39.9)	-892	-4.7	36,160	(38.3)
Overseas	31,140	(63.4)	28,404	(60.1)	2,736	9.6	58,227	(61.7)
total	49,112	[37.3]	47,268	[38.4]	1,844	3.9	94,388	[38.3]
Health Care								
Domestic	14,104	(99.5)	13,235	(99.8)	869	6.6	26,655	(99.8)
Overseas	71	(0.5)	30	(0.2)	41	136.7	61	(0.2)
total	14,175	[10.8]	13,266	[10.8]	909	6.9	26,716	[10.8]
Eye Care								
Domestic	32,076	(50.7)	32,100	(53.0)	-24	-0.1	62,816	(51.9)
Overseas	31,211	(49.3)	28,434	(47.0)	2,777	9.8	58,288	(48.1)
total	63,288	[48.1]	60,535	[49.2]	2,753	4.5	121,105	[49.2]
Crystal								
Domestic	2,143	(90.0)	3,721	(90.7)	-1,578	-42.4	6,096	(90.7)
Overseas	236	(10.0)	381	(9.3)	-145	-38.1	622	(9.3)
total	2,380	[1.8]	4,103	[3.3]	-1,723	-42.0	6,719	[2.7]
Service								
Domestic	646	(100.0)	685	(100.0)	-39	-5.7	1,522	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	646	[0.5]	685	[0.6]	-39	-5.7	1,522	[0.6]
Lifestyle Refinement								
Domestic	2,789	(92.2)	4,406	(92.0)	-1,617	-36.7	7,619	(92.5)
Overseas	236	(7.8)	381	(8.0)	-145	-38.1	622	(7.5)
total	3,026	[2.3]	4,788	[3.9]	-1,762	-36.8	8,241	[3.3]
Total Net Sales								
Domestic	72,892	(55.3)	69,658	(56.6)	3,234	4.6	138,006	(56.0)
Overseas	58,806	(44.7)	53,354	(43.4)	5,452	10.2	108,286	(44.0)
total	131,699	[100.0]	123,013	[100.0]	8,686	7.1	246,293	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

October 20, 2003

QUARTERLY REPORT

for the 2nd Quarter : three months ended September 30, 2003

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used here are unaudited exept that of the year ended March 31, 2003.
3.This statements are excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

HOYA

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the three months ended September 30, 2003 and 2002 (Second Quarter)

(Figures less than a million yen are omitted.)

(1)Results of Operations	Millions of Yen Three months ended Sep.30, 2003	Sep.30, 2002	change(%)	Jun.30, 2003
Net sales	67,786	61,771	(9.7)	63,913
Operating income	16,400	13,951	(17.6)	14,536
Ordinary income	15,638	14,179	(10.3)	14,757
Net income	9,129	7,977	(14.4)	9,795
Net income per share(Yen)	81.12	68.70		85.05
Ordinary income / net sales	23.1%	21.9%		23.1%

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Sep.30, 2003	Jun.30, 2003	Sep.30, 2002
Total assets	265,734	290,686	291,099
Shareholders' equity	205,213	233,082	227,964
Shareholders' equity ratio	77.2%	80.2%	78.3%
Shareholders' equity per share (Yen)	1,845.23	2,023.76	1,963.19

(3)Conditions of Cash Flows	Millions of Yen Three months ended Sep.30, 2003	Sep.30, 2002	Jun.30, 2003
Net cash provided by operating activities	23,171	20,210	14,358
Net cash used in investing activities	-6,229	-4,128	-6,925
Net cash provided (used in) financing activities	-33,094	-395	-2,723
Cash and cash equivalents, end of period	62,895	88,068	81,498

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Sep. 30, 2003
Net sales	67,786
Operating income	16,400
Ordinary income	15,638
Net income	9,129
Net income per share(Yen)	81.12

In the quarter under review, a trend towards economic recovery in the United States led to an upsurge in plant and equipment investment by IT-related industries worldwide and a recovery in demand for semiconductors became evident. In Japan, too, sales of digital home appliances surged and exports recovered, which led to a recovery in stock prices, with the Japanese economy being deemed to have "moderately bottomed out." However, personal consumption remained sluggish reflecting concerns over employment and personal income due to corporate restructuring.

In the currency market, during the quarter under review, the US dollar depreciated by 3.3%, but the euro appreciated by 10.9% and the Thai baht appreciated by 0.4% all against the yen respectively on a year-on-year basis.

At HOYA Group in this business environment, the Electro-Optics segment saw a peak in shipment of its high precision products in general, the Vision Care division went through persistently difficult conditions in Japan but fared favorably overseas, and in the Health Care division, turnover increased as sales of contact lenses, intraocular lenses, etc. were steady respectively. As a result, consolidated sales during the quarter under review increased 9.7% year-on-year to Yen 67,786 million.

Quarterly net sales (Million Yen) and average exchange rate (Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
56,323
59,372
60,529
60,578
60,321
58,037
57,088
59,819
61,242
61,771
61,627
61,653
63,913
67,786
106.20
108.10
111.68
118.78
122.80
121.25
126.02
133.50
123.77
120.22
122.68
128.44
119.25
136.94
112.4
121.83
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03
Electro-Optics Photonics Vision Care Health Care Crystal Service

In the quarter under review, the Electro-Optics segment saw a peak in shipment of its high precision products and the main factories were kept fully operational, while the Eye Care segment expanded sales of high-value-added products, such that earnings increased. On a Group basis, operating income, ordinary income increased by 17.6% and 10.3% on a year-on-year basis. Both two of incomes as well as sales recorded historical quarterly results respectively. Net income increased by 14.4% on a year-on-year basis. Net income per share for the quarter was Yen 81.12, an increase of Yen 12.42 on a year-on-year basis.

Quarterly Incomes (Millions of Yen)


20,000
15,000
10,000
5,000
0
-5,000
-2,125
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03
Operating Income Ordinary Income Net Income

Notes:

1. **In the quarter ended March 31, 2001, the Company amortized goodwill for Yen 14,347 million and appropriated it into extra-ordinary loss.**
2. **In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.**

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, continuing from the 1st quarter, the Company received a decent volume of orders for such high precision products as blanks for phase-shift masks, etc. and sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, thanks to enhanced precision of products and to expanded shipment to overseas markets, sales increased on a year-on-year basis. Sales of large masks for LCDs increased on a year-on-year basis, too, as each LCD panel manufacturer began operation of new production lines and actively developed new models.

In terms of glass disks for HDDs (Hard Disk Drives), thanks to a recovery in sales of personal computers, demand for both glass substrates (Substrates) and coated products (Media) was favorable and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital cameras continued to be favorable, and there was sound demand for HOYA's optical lenses, mainly molded aspheric lenses. Sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
In terms of laser-related equipment (Photonics), sales of laser-related equipment for industrial and medical uses increased year-on-year, but not enough to offset the sales of the division handling physicochemical use that was sold off in October 2002. Accordingly, overall sales decreased on a year-on-year basis.

Quarterly Net Sales of Information Technology (Millions of Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, tough conditions persisted as the market continued to gravitate towards low-priced products due to sluggish consumption. HOYA promoted higher value-addition of products such as double-sided aspherical single-focus lenses and progressive lenses in the main and sales increased in the upper price band, but overall sales decreased on a year-on-year basis.

Looking at the overseas market, in the Asia Pacific region, although sales recovered from the influence of SARS, there was a delay in some areas, HOYA promoted higher value-addition of its products and sales increased on a year-on-year basis.

In Europe and North America, HOYA continued to carry out higher value-addition of its products including progressive and highly refractive lenses, etc. with vigor and sales increased on a year-on-year basis.

As a result, overall sales of the division increased on a year-on-year basis.

Sales growth was also helped by a weaker yen against the euro in the currency markets on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition in the market intensified, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its *E-System* of lens compensation services and by improving its face-to-face services to clients. Sales at newly established outlets were favorable, too. Overall sales increased on a year-on-year basis.

Sales of intraocular lenses increased substantially on a year-on-year basis thanks to the favorable sales of well-received soft intraocular lenses.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis due to the dampened personal consumption amid sluggish economic conditions as well as to our downsizing as part of the business reform in order to reconstruct business operations.

Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)


4,000
3,000
2,000
1,000
0
Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03
Crystal
Service

2. Financial Position

	Millions of Yen As of Sep. 30, 2003
Total assets	265,734
Shareholders' equity	205,213
Shareholders' equity ratio	77.2%

At the end of the quarter under review, current assets decreased Yen 20,828 million and fixed assets also decreased Yen 4,216 million against the end of the previous quarter. As a result, total assets decreased Yen 24,952 million. Shareholders' equity decreased Yen 27,869 million due to increase of treasury stock as a negative factor in spite of increase in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Sep. 30, 2003
Net cash provided by operating activities	23,171
Net cash used in investing activities	-6,229
Net cash provided by (used in) financing activities	-33,094
Cash and cash equivalents, end of period	62,895

Cash flow from operating activities during the quarter under review amounted to Yen 23,171 million, which included Yen 13,173 million in quarterly income before income taxes and minority interests and Yen 5,018 in depreciation and amortization among others. Free cash flow amounted to Yen 16,942 million. As decrease in treasury stock amounted to Yen 32,897 million, the term-end balance of cash and cash equivalents decreased Yen 18,603 million from the previous quarter.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2003	Jun.30,2003	Variance	Sep.30,2002
ASSETS				
Current assets	171,642	192,470	-20,828	189,356
Cash and deposits	62,895	81,498	-18,603	88,068
Notes and accounts receivable - trades	63,420	62,393	1,027	57,212
Inventories	33,360	34,437	-1,077	35,024
Refundable income tax - receivable	-	3,899	-3,899	-
Deferred taxes	5,517	3,481	2,036	4,354
Other current assets	7,952	8,336	-384	5,925
Allowance for doubtful receivables	-1,504	-1,576	72	-1,229
Fixed asstes	93,589	97,805	-4,216	101,388
Tangible fixed assets	76,866	80,072	-3,206	80,453
Buildings and structures	22,766	23,800	-1,034	24,733
Machinery and vehicles	33,788	35,441	-1,653	34,943
Lands	9,284	9,403	-119	9,389
Other tangible fixed assets	11,027	11,427	-400	11,387
Intangible fixed assets	4,895	5,047	-152	4,081
Investments and other assets	11,826	12,686	-860	16,853
Investment securities	5,265	5,444	-179	5,716
Long-term deferred taxes	2,030	2,646	-616	6,666
Other investments and other assets	6,071	6,307	-236	5,963
Allowance for doubtful receivables	-1,540	-1,712	172	-1,493
Deferred charges	503	411	92	355
Total Assets	265,734	290,686	-24,952	291,099
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	57,501	54,561	2,940	53,922
Notes and accounts payable - trades	23,974	22,779	1,195	22,087
Short-term loan payable	2,050	2,201	-151	3,264
Income tax payable	8,094	4,877	3,217	7,883
Accrued bonus	3,746	1,889	1,857	3,602
Other current liabilities	19,635	22,813	-3,178	17,083
Long-term liabilities	1,947	1,979	-32	9,057
Long-term loan payable	150	150	-	417
Employees retirement benefits	-	-	-	6,898
Directors retirement benefits	-	117	-117	293
Other long-term liabilities	1,796	1,711	85	1,446
Total Liabilities	59,449	56,540	2,909	62,979
Minority interest	1,070	1,063	7	155
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	232,147	223,018	9,129	214,048
Evaluation difference of investments securitis	-3	77	-80	28
Foreign currency statement translation adjustments	-9,154	-5,119	-4,035	-8,234
Treasury stock, at cost	-39,938	-7,056	-32,882	-40
Total Shareholders' Equity	205,213	233,082	-27,869	227,964
Total	265,734	290,686	-24,952	291,099

Notes:	Millions of Yen			
Accumulated depreciation	155,408	154,394		146,623
Guarantees of borrowings and lease obligations for customers	669	537		558
Number of shares of treasury stock (unit : stocks)	4,911,680	951,597		4,867

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended				
	Sep.30,2003	Sep.30,2002	Variance Value	Variance (%)	Jun.30,2003
Net sales	67,786	61,771	6,015	9.7	63,913
Cost of sales	36,302	33,277	3,025	9.1	34,065
Gross profit	31,484	28,494	2,990	10.5	29,847
Selling, general and administrative expenses	15,084	14,543	541	3.7	15,311
Operating income	16,400	13,951	2,449	17.6	14,536
Non-operating income	946	1,356	-410	-30.2	966
Interest income	150	145	5		153
Foreign exchange gains	-	570	-570		-
Equity in earnings of associated companies	230	129	101		395
Others	565	512	53		417
Non-operating expenses	1,708	1,126	582	51.7	745
Interest expense	50	78	-28		78
Foreign exchange losses	1,227	-	1,227		240
Others	431	1,048	-617		426
Ordinary income	15,638	14,179	1,459	10.3	14,757
Extra-ordinary income	588	70	518	740.0	169
Gain on sales of property, plant and equipment	476	53	423		37
Gain on sales of investment securities	51	17	34		8
Others	61	-	61		123
Extra-ordinary losses	3,054	1,996	1,058	53.0	230
Loss on disposal of property, plant and equipment	924	134	790		105
Coverage to Company's employees pension funds	879	-	879		-
Loss on evaluation of investment securities	228	26	202		-
Additional retirement benefits paid to employees	82	1,370	-1,288		66
Others	940	466	474		58
Income before income taxes and other items	13,173	12,253	920	7.5	14,695
Income taxes - Current	5,421	5,177	244	4.7	3,794
Income taxes - Deferred	-1,390	-906	-484	53.4	1,096
Minority interests in net income	14	7	7	100.0	9
Net income	9,129	7,977	1,152	14.4	9,795
Net income per share(Yen)	81.12	68.70	12.42		85.05

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2003 A	2003 B	influences
Net sales	67,786	67,256	530
Operating income	16,400	16,219	181
Ordinary income	15,638	15,457	181
Net income	9,129	9,014	115

2. Average rates of major foreign currencies

		Three months ended			
		Sep.30,2003	Sep.30,2002	Variance(%)	Jun.30,2003
US$	Yen	116.20	120.22	3.34%	119.25
Euro	Yen	131.11	118.24	-10.88%	136.94
Thail Baht	Yen	2.83	2.82	-0.35%	2.82

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended			
Items	Sep. 30,2003	Sep. 30,2002	Variance	Jun. 30, 2003
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	0	-	0	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	223,018	206,071	16,947	216,271
Adjustment of retained earnings	9,129	7,977	1,152	9,795
Net income	9,129	7,977	1,152	9,795
Appropriations	-	-	-	3,048
1. Cash dividends	-	-	-	2,879
2. Bonuses to directors	-	-	-	169
Balance at the end of the period	232,147	214,048	18,099	223,018

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Sep.30,		
	2003	2002	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	13,172	12,253	919
Adjustments for:			
Income taxes - paid	-1,796	-1,381	-415
Depreciation and amortization	5,017	4,885	132
Provision for (reversal of) accrued bonuses to employees	1,861	1,558	303
Reversal of accrued retirement benefits	-56	-355	299
Provision for (Reversal of) reserve for periodic repairs	30	24	6
Equity in loss earnings of associated companies	-230	-129	-101
Foreign exchange loss	726	-145	871
Devaluation losses on investment securities	228	26	202
Gain on sales of property, plant and equipment and investment securities	-527	-70	-457
Loss on disposal of property, plant and equipment and investment securities	923	134	789
Other	73	148	-75
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-1,742	2,405	-4,147
(Increase) decrease in inventries	559	882	-323
(Increase) decrease in other current assets	3,584	-275	3,859
Increase (decrease) in notes and accounts payable	1,431	251	1,180
Increase (Decrease) in other current liabilities	-84	-2	-82
Total adjustment			
Net cash provided by operating activities	23,171	20,210	2,961
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-6,367	-4,053	-2,314
Proceeds from sales of property, plant and equipment	600	27	573
Payment for purchases of investment securities	-116	0	-116
Proceeds from sales of investment securities	88	59	29
Increase in investments and other assets	-610	-407	-203
Decrease in investments and other assets	175	244	-69
Net cash used in investing activities	-6,229	-4,128	-2,101
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	13	-44	57
Repayments of long-term bank loans	-0	-7	7
Decrease in treasury stock	-32,897	-11	-32,886
Increase in treasury stock	0	-	0
Dividends paid	-210	-331	121
Net cash used in financing activities	-33,094	-395	-32,699
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-16,152	15,685	-31,837
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-2,449	440	-2,889
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	81,498	71,941	9,557
CASH AND CASH EQUIVALENTS, END OF PERIOD	62,895	88,068	-25,173

5. Scope of Consolidation and Application of the Equity Method

1. **Number of consolidated subsidiaries : 57 companies**
   (Major companies: <overseas> **HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.**
   <domestic> **HOYA OPTICS CORPORATION, HOYA HEALTHCARE CORPORATION)**
2. **Number of unconsolidated subsidiaries : None**
3. **Number of affiliates : 5 companies**
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of June 30, 2003 : 1 company increased.

4 companies increased due to the establishment: HOYA LENS SHANGHAI LTD. (China)

b) In comparison to the end of Sep. 30, 2002 : 5 companies increased in total.

5 companies increased due to the establishment: HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore)
HOYA MICROELECTRONICS (SUZHOU) LTD. (China)
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China)
HOYA LENS DANMARK A/S (Denmark)
HOYA LENS SHANGHAI LTD. (China)

1 company increased due to the acquisition: HOYA LENS OF CHICAGO, INC. (USA)

1 company increased due to the transfer to the consolidated subsidiary : HOYA SCHOTT CORPORATION (Japan)

2 companies decreased due to the merger with the parent company : HOYA CRYSTAL CORPORATION (Japan)
HOYA CRYSTALSHOP CORPORATION (Japan)

B. Application of the equity method

a) In comparison to the end of June 30, 2003 :

None

b) In comparison to the end of Sep. 30, 2002 : 1 company decreased.

1 company decreased due to the transfer to the consolidated subsidiary : HOYA SCHOTT CORPORATION (Japan)

	as of Sep. 30, 2003	as of Jun. 30, 2003	variance	as of Sep. 30,2002
Consolidated subsidiaries	57 (do 7, os50)	56 (do 7, os49)	+1 (do-, os +1)	52 (do 8, os44)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(2) (do 2, os -)
Total Hoya Group	62	61	+1	58
(accounted for by the equity method)	(1)	(1)	(-)	(2)

(do : domestic, os : overseas)

2. Changes in accounting policy :

None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period :

	Millions of Yen		
	As of		
	Sep.30,2003	Sep.30,2002	Jun.30,2003
Cash and deposits	62,895	88,068	81,498
Marketable securities	-	-	-
Total	62,895	88,068	81,498

2. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Merger to HOYA CORPORATION or Increase of Proxy Rights:

Three months ended Sep. 30, 2003

None

Three months ended Sep. 30, 2002

None

Three months ended Jun. 30, 2003

HOYA-SCHOTT CORPORATION (as of Jun. 30, 2003)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2003			Jun.30, 2003			Sep.30, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	102	119	17	139	207	67	202	251	49
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	102	119	17	139	207	67	202	251	49

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2003	Jun.30, 2003	Sep.30, 2002
Non-marketable stock of subsidiaries	4,495	4,442	5,001
Total	4,495	4,442	5,001
Non-marketable equity securities	650	794	463
Non-marketable corporate bonds	-	-	-
Non-marketable foreign bonds	-	-	-
Commercial paper	-	-	-
Total	650	794	463

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities	Sep.30, 2003	Jun.30, 2003	Sep.30, 2002
Deferred tax assets			
Excess deductible amount of expenses for accrued bonus	1,482	712	1,212
Excess deductible amount of depreciation expenses	1,245	1,264	1,264
Inventories - intercompany unrealized profits	916	1,065	696
Enterprise tax not deductible	643	266	613
Other deferred tax assets	1,229	507	638
Total amount of deferred tax assets - current	5,517	3,816	4,425
Deferred tax liabilities			
Refundable income tax - receivable	-	-334	-
Prepaid pension expenses	-	-	-71
Total amount of deferred tax liabilities - current	-	-334	-71
Net amount of deferred tax assets - current	5,517	3,481	4,354
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amount denied of evaluation loss of fixed assets	927	856	657
Excess amount of inclusion in deductible expenses for depreciation	804	1,114	2,147
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	364	402	281
Excess amount of inclusion in deductible expenses for reserve for employees' retirement benefits	-	-	2,613
Other deferred tax assets	974	1,347	2,135
Total amount of deferred tax assets - fixed	3,070	3,720	7,835
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-537	-552	-618
Special depreciation reserve	-337	-302	-358
Difference of evaluation of other marketable securities	-	-52	-20
Other deferred tax liabilities	-165	-165	-171
Total amount of deferred tax liabilities - fixed	-1,040	-1,073	-1,168
Net amount of deferred tax assets - fixed	2,030	2,646	6,666

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Sep.30,2003	Sep.30,2002	Jun.30,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countri	-9.4	-7.7	-8.4
Non-Deductible expenses such as entertainment expenses	0.3	0.2	0.3
Per capita levy of inhabitants tax and others	0.2	0.3	0.2
Non-taxable income such as dividend received	-	-	-7.7
Intercompany cash dividend	-	-	6.0
Other adjustment	-2.2	0.3	1.2
Effective income tax rate	30.6	34.8	33.3

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits	Millions of Yen As of Sep.30, 2003	Jun.30, 2003	Sep.30, 2002
Liabilities for employees' retirement benefits	-	-	67,256
Pension assets	-	-	-38,213
Accrued liabilities for employees' retirement benefits	-	-	29,043
Unappropriated amount of the difference arising from the change in accounting standards	-	-	2,640
Unrecognized prior service cost (decrease in liabilities)	-	-	1,614
Unrecognized actuarial differences (increase in liabilities)	-	-	-26,569
Prepaid pension expenses	-	-	169
Reserve for employees' retirement benefits	-	-	6,898

(2) Breakdown of expenses for employees' retirement benefits	Three months ended Sep.30, 2003	Sep.30, 2002	Jun. 30, 2003
Service cost	-	565	-
Interest expenses	-	411	-
Expected return of investments	-	-508	-
Difference arising from the change in accounting standards	-	-52	-
Prior service cost	-	-41	-
Actuarial differences	-	594	-
sub total	-	970	-
Coverage to Company's employees pension funds	879	-	-
Additional retirement benefits paid to employees	82	1,370	66
Expenses for employees' retirement benefits	961	2,340	66

(3) Calculation basis of liabilities for employees' retirement benefits	Sep.30, 2003	Sep.30, 2002	Jun. 30, 2003
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	-
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	pro rata division over the period
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	-
5. Number of years over which the prior service cost is amortized	-	12 years	-
6. Number of years over which the actuarial differences are amortized	-	12 years	-

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	33,198	1,155	24,828	7,277	1,021	307	67,786	-	67,786
Intersegment	12	-	4	0	7	1,566	1,590	(1,590)	-
Total	33,211	1,155	24,833	7,277	1,027	1,872	69,375	(1,590)	67,786
Operating expenses	22,368	1,189	20,604	5,589	1,165	1,746	52,663	(1,278)	51,385
Operating income	10,842	-35	4,228	1,688	-138	127	16,712	(312)	16,400
Operating income ratio	32.6%	-3.0%	17.0%	23.2%	-13.4%	6.8%	24.1%	-	24.2%
Assets	123,731	2,418	93,047	15,944	4,835	2,977	242,955	22,779	265,734
Depreciation	3,394	16	1,362	129	88	8	4,998	19	5,018
Capital Expenditures	2,818	11	1,440	230	50	2	4,550	6	4,557
R&D Expenses	1,842	64	340	222	7	-	2,478	-16	2,461
Number of employees (p)	7,721	133	5,812	565	174	359	14,764	48	14,812

for the three months ended September 30, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	27,584	1,484	23,694	6,893	1,769	347	61,771	-	61,771
Intersegment	57	-	12	0	3	683	756	(756)	-
Total	27,642	1,484	23,707	6,893	1,773	1,030	62,527	(756)	61,771
Operating expenses	18,844	1,707	19,437	5,430	1,778	977	48,172	(351)	47,821
Operating income	8,798	-222	4,270	1,463	-6	54	14,356	(405)	13,951
Operating income ratio	31.8%	-0.1%	18.0%	21.2%	-0.3%	5.2%	23.0%	-	22.6%
Assets	116,038	4,121	93,788	16,083	8,576	2,997	241,607	49,492	291,099
Depreciation	3,262	22	1,358	139	71	8	4,860	28	4,887
Capital Expenditures	3,167	18	820	95	31	1	4,132	2	4,134
R&D Expenses	1,401	126	369	180	6	-	2,085	-10	2,074
Number of employees (p)	6,021	229	6,379	625	283	129	13,666	45	13,711

Ref:

Differences between the second quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	5,614	-329	1,134	384	-748	-40	6,015	-	6,015
Variance(%)	20.4%	-22.2%	4.8%	5.6%	-42.3%	-11.5%	9.7%	-	9.7%
Intersegment	-45	-	-8	0	4	883	834	(834)	-
Total	5,569	-329	1,126	384	-746	842	6,848	(834)	6,015
Operating expenses	3,524	-518	1,167	159	-613	769	4,491	(927)	3,564
Operating income	2,044	187	-42	225	-132	73	2,356	93	2,449
Variance(%)	23.2%	-	-1.0%	15.4%	-	135.2%	16.4%	-	17.6%
Assets	7,693	-1,703	-741	-139	-3,741	-20	1,348	-26,713	-25,365
Depreciation	132	-6	4	-10	17	0	138	-9	131
Capital Expenditures	-349	-7	620	135	19	1	418	4	423
R&D Expenses	441	-62	-29	42	1	-	393	-6	387
Number of employees (p)	1,700	-96	-567	-60	-109	230	1,098	3	1,101

*Elimi. or corp. : Eliminations or corporate

Note:

1. The Business Categories and Industries over the three months ended September 30, 2003 are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, hearing aids, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2003 and 2002 are as follows:

2003	1,096 million Yen
2002	491 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2003 and 2002 are as follows:

2003	35,650 million Yen
2002	61,309 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	46,861	8,763	8,991	3,170	67,786	-	67,786
Intersegment	4,087	27	230	14,549	18,894	(18,894)	-
Total	50,948	8,791	9,222	17,720	86,680	(18,894)	67,786
Operating expenses	41,182	8,353	7,253	14,304	71,092	(19,707)	51,385
Operating income	9,765	439	1,970	3,415	15,589	811	16,400
Operating income ratio	19.2%	5.0%	21.4%	19.3%	18.0%	-	24.2%
Assets	149,644	19,264	49,142	60,495	278,547	-12,813	265,734

for the three months ended September 30, 2002

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	42,206	8,989	7,532	3,044	61,771	-	61,771
Intersegment	3,868	15	467	10,316	14,666	(14,666)	-
Total	46,074	9,004	7,999	13,361	76,437	(14,666)	61,771
Operating expenses	36,580	8,743	6,827	10,791	62,941	(15,121)	47,821
Operating income	9,494	260	1,172	2,570	13,495	455	13,951
Operating income ratio	20.6%	2.9%	14.7%	19.2%	17.7%	-	22.6%
Assets	144,238	19,665	31,514	54,123	249,541	41,558	291,099

Ref : Differences between the second quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or	Consolidated
Net sales:							
To outside customers	4,655	-226	1,459	126	6,015	-	6,015
Variance(%)	11.0%	-2.5%	19.4%	4.1%	9.7%	-	9.7%
Intersegment	219	12	-237	4,233	4,228	(4,228)	-
Total	4,874	-213	1,223	4,359	10,243	(4,228)	6,015
Operating expenses	4,602	-390	426	3,513	8,151	(4,586)	3,564
Operating income	271	179	798	845	2,094	356	2,449
Variance(%)	2.9%	68.8%	68.1%	32.9%	15.5%	-	17.6%
Assets	5,406	-401	17,628	6,372	29,006	-54,371	-25,365

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the three months ended Sep. 30, 2003 and 2002 are as follows:

2003	920 million Yen
2002	439 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Sep. 30, 2003 and 2002 are as follows:

2003	19,993 million Yen
2002	57,816 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,657	9,709	10,680	1	30,047
Consolidated Sales (B)					67,786
Overseas Sales ratio A/B	14.2%	14.3%	15.8%	0.0%	44.3%
Regional Sales ratio	32.1%	32.3%	35.6%	0.0%	100.0%

for the three months ended September 30, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	8,990	8,997	7,840	27	25,853
Consolidated Sales (B)					61,771
Overseas Sales ratio A/B	14.6%	14.6%	12.7%	0.0%	41.9%
Regional Sales ratio	34.8%	34.8%	30.3%	0.1%	100.0%

Ref:

Differences between the second quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	667	712	2,840	-26	4,194
Consolidated Sales (B)					6,015
Variance(%)	7.4%	7.9%	36.2%	-96.3%	16.2%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (unaudited)

Millions of yen [%]

Business Category / Company	Three months ended Sep.30, 2003		Three months ended Sep.30, 2002		Variance Value	Variance (%)	Three months ended Jun.30, 2003	
Electro-Optics								
Domestic	19,215	(57.9)	16,502	(59.8)	2,713	16.4	17,264	(57.7)
Overseas	13,983	(42.1)	11,082	(40.2)	2,901	26.2	12,673	(42.3)
total	33,198	[49.0]	27,584	[44.7]	5,614	20.4	29,937	[46.8]
Photonics								
Domestic	852	(73.8)	863	(58.2)	-11	-1.3	694	(63.5)
Overseas	302	(26.2)	621	(41.8)	-319	-51.4	399	(36.5)
total	1,155	[1.7]	1,484	[2.4]	-329	-22.2	1,093	[1.7]
Information Technology								
Domestic	20,068	(58.4)	17,366	(59.7)	2,702	15.6	17,958	(57.9)
Overseas	14,285	(41.6)	11,702	(40.3)	2,583	22.1	13,072	(42.1)
total	34,353	[50.7]	29,068	[47.1]	5,285	18.2	31,031	[48.5]
Vision Care								
Domestic	9,247	(37.2)	9,775	(41.3)	-528	-5.4	8,725	(35.9)
Overseas	15,581	(62.8)	13,920	(58.7)	1,661	11.9	15,559	(64.1)
total	24,828	[36.6]	23,694	[38.4]	1,134	4.8	24,284	[38.0]
Health Care								
Domestic	7,220	(99.2)	6,879	(99.8)	341	5.0	6,884	(99.8)
Overseas	58	(0.8)	14	(0.2)	44	314.3	13	(0.2)
total	7,277	[10.7]	6,893	[11.2]	384	5.6	6,898	[10.8]
Eye Care								
Domestic	16,467	(51.3)	16,654	(54.4)	-187	-1.1	15,609	(50.1)
Overseas	15,639	(48.7)	13,933	(45.6)	1,706	12.2	15,572	(49.9)
total	32,106	[47.4]	30,588	[49.5]	1,518	5.0	31,182	[48.8]
Crystal								
Domestic	899	(88.1)	1,553	(87.8)	-654	-42.1	1,244	(91.6)
Overseas	122	(11.9)	216	(12.2)	-94	-43.5	114	(8.4)
total	1,021	[1.5]	1,769	[2.9]	-748	-42.3	1,359	[2.1]
Service								
Domestic	307	(100.0)	347	(100.0)	-40	-11.5	339	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	307	[0.5]	347	[0.6]	-40	-11.5	339	[0.6]
Lifestyle Refinement								
Domestic	1,205	(90.8)	1,900	(89.8)	-695	-36.6	1,584	(93.3)
Overseas	122	(9.2)	216	(10.2)	-94	-43.5	114	(6.7)
total	1,327	[1.9]	2,116	[3.4]	-789	-37.3	1,699	[2.7]
Total Net Sales								
Domestic	37,739	(55.7)	35,918	(58.1)	1,821	5.1	35,153	(55.0)
Overseas	30,047	(44.3)	25,853	(41.9)	4,194	16.2	28,759	(45.0)
total	67,786	[100.0]	61,771	[100.0]	6,015	9.7	63,913	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

January 21, 2004

HOYA

NINE-MONTH REPORT

(for the nine months ended December 31, 2003)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:
1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in 3rd quarters of 2003 and 2002 are unaudited.

HOYA CORPORATION

This report is provided solely for the information of the investors who are expected to make their own evaluation of the company at their own risks. We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice.

These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

HOYA

January 21, 2004

Financial Highlights for the Nine Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact: Naoj Ito, Manager of Investor Relations Tel: 03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

1.Performance for the nine months ended Dec. 31, 2003 and 2002

(Figures less than a million yen are omitted.)

(1)Results of Operations	Millions of Yen Nine months ended Dec. 31, 2003	2002	variance (%)
Net sales	200,386	184,640	(8.5)
Operating income	48,615	39,982	(21.6)
Ordinary income	47,486	37,462	(26.8)
Net income	29,343	12,720	(130.7)
Basic net income per share(Yen)	259.73	109.55	
Diluted net income per share(Yen)	259.51	109.53	

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2003	As of March 31, 2003	As of Dec. 31, 2002
Total assets	275,251	274,288	293,641
Shareholders' equity	209,967	224,218	222,735
Shareholders' equity ratio	76.3%	81.7%	75.9%
Shareholders' equity per share (Yen)	1,887.57	1,945.16	1,918.30

(3)Conditions of Cash Flow	Millions of Yen Nine months ended Dec. 31, 2003	2002
Net cash provided by operating activities	54,775	38,469
Net cash used in investing activities	-20,260	-8,875
Net cash provided by (used in) financing activities	-42,258	-7,210
Cash and cash equivalents, end of period	66,125	87,434

2. Earnings Forecasts (Year ending March 31, 2004)	Year ending/ended March 31, 2004	2003	variance (%)
Net sales	269,000	246,293	(9.2)
Operating income	65,500	52,982	(23.6)
Ordinary income	64,100	50,874	(26.0)
Net income	37,000	20,037	(84.7)
Ref:Expected net income per share (Yen)	327.26	171.10	156.16

(1) Business Overview

1.Results of Operations

1) General Overview

Results of Operations	Millions of Yen Nine months ended Dec. 31, 2003
Net sales	200,386
Operating income	48,615
Ordinary income	47,486
Net income	29,343
Net income per share(Yen)	259.73

During the 9-month period under review, a trend towards economic recovery became more evident centered on the semiconductor and electronic component industries, while plant and equipment investment by IT-related industries experienced a worldwide boom. In Japan, with the digital home appliances acting as the engine for market growth, coupled with a recovery in exports by the manufacturing sectors, corporate earnings showed an upward trend on the back of beneficial effects from on-going corporate restructuring. However, in the non-manufacturing sector, a gap in domestic demand and a deflationary trend seemed to have dulled expectations of economic recovery, thus personal consumption has remained stagnant, being unable to shake off the negative influence of uncertainties in terms of employment and future income.

On the currency market, during the 9-month period under review, the exchange rate of the US Dollar against the Japanese Yen depreciated by 6.0%, while that of the Thai bath fell 2.1%, respectively. On the other hand, the Euro appreciated by 11.4% against the Japanese Yen.

Under the above business environment, sales increased at the Electro-Optics segment of the HOYA Group, which benefited from increased shipments of digital home appliances to the market, the enhanced high precision of our products in response to client demand for development of new models, as well as increased orders from those clients who began operation of next-generation production lines. In the Eye Care segment, sales increased as such mainstay products as eyeglass lenses, contact lenses and intraocular lenses, etc. sold solidly. As a result, consolidated sales over the 9-month period under review increased 8.5% year-on-year to 200,386 million yen.

Net Sales (Million Yen) and Average Exchange Rate (Yen)
for the nine months ended Dec.31



250,000
200,000
150,000
100,000
50,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
132.07
111.71
108.66
123.36
121.94
114.64
132.76
98.00
109.42
119.16
154,698
149,896
176,224
175,446
184,640
200,386
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Net Sales
average exchange rate (US$)
average exchange rate (EURO)

Ratio of Net Sales by Business Segment - Nine months ended Dec.31


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the 9-month period under review, in the Electro-Optics segment, HOYA received an increased volume of orders for high-precision products, the main factories were kept fully operational, and earnings increased. In the Eye Care segment, while some eyeglass lenses endured a trend towards lowered prices, HOYA expanded sales of high-value-added products, such that earnings increased. As a result, on a Group basis, operating income and ordinary income increased 21.6% and 26.8% respectively on a year-on-year basis. Consequent to the posting of approximately 20 billion yen under extraordinary losses during the same period of the previous year that included approximately 15 billion yen to cover the amount required in connection with the dissolution process of the Company's employee pension fund as well as approximately 3.1 billion yen as lump sum severance pay in connection with business reforms, etc., net income increased substantially by 130.7% year-on-year. The respective income as well as sales represented record 9-month results respectively.

Net income per share for the 9-month period was 259.73 yen, an increase of 150.18 yen on a year-on-year basis.

Profits (Million Yen) - Nine Months ended Dec.31


52,000
48,000
44,000
40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
26,384
26,215
13,979
25,762
26,083
15,464
33,961
35,808
21,496
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics

Net sales of Electro-Optics (Million Yen) for nine months ended Dec.31


110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
67,757
66,413
84,034
76,293
83,382
97,526
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

In terms of mask blanks for manufacturing semiconductors, as the precision of semiconductors traded on the market was steadily enhanced, HOYA benefited from strong demand for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, the semiconductor market fared well with digital home appliances acting as its engine for growth. In terms of large-sized masks for LCDs, HOYA benefited from strong demand for masks as consumer demand for LCD televisions expanded and LCD panel manufacturers initiated new production lines. Sales of both products increased on a year-on-year basis.

In terms of glass disks for HDDs (Hard Disk Drives), thanks to a recovery in sales of personal computers, demand expanded favorably and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital products such as digital cameras, etc. grew substantially in the market, and sales of our optical lenses such as molded aspheric lenses, etc. fared well. Sales increased on a year-on-year basis.

Photonics

Net sales of Photonics (Million Yen) for nine months ended Dec.31


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,261
5,036
4,590
5,201
4,324
3,489
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

This segment covers laser-related equipment for industrial, dental and medical applications.

In terms of laser-related equipment (Photonics), sales of laser-related products for industrial and medical uses increased year-on-year, but not enough to offset the sales of the division handling physicochemical use that was sold off in October 2002. Accordingly, overall sales decreased on a year-on-year basis.

2. Eye Care

Vision Care

Net sales of Vision Care (Million Yen) for nine months ended Dec.31


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
53,105
53,816
63,376
68,752
70,261
73,775
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

In the domestic eyeglass market, in spite of a moderate recovery, tough conditions persisted as the market continued to gravitate towards low-priced products. HOYA promoted sales of its high-value-added products, such as newly designed progressive lenses, etc., and secured sales of products in the upper-price band but sales quantity of ordinary products decreased. Overall, sales decreased on a year-on-year basis.

Overseas, a considerable volume of low-priced products circulated in the market and the price competition for generic products intensified. HOYA, however, strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc., which resulted in an increase in the average unit price, and sales increased on a year-on-year basis.

As a result, the overall sales of the division increased on a year-on-year basis.

This sales growth was also helped by a weaker Yen against the Euro in spite of a stronger Yen against the US Dollar in the currency market on a year-on-year basis.

Health Care

Net sales of Health Care (Million Yen) for nine months ended Dec.31


24,000
20,000
16,000
12,000
8,000
4,000
0
15,072
14,918
15,092
17,075
19,959
21,186
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

In terms of contact lenses, while price competition in the market intensified among discount retailers, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its E-system of lens compensation services and by improving its face-to-face services to clients by capitalizing on its expertise. Sales increased on a year-on-year basis.

Sales of intraocular lenses increased on a year-on-year basis thanks to continued strong sales of well-received soft intraocular lenses.

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis due to stagnant corporate demand and personal consumption as well as to implementation of reforms and downsizing in business in order to reconstruct the brand.

Net sales of Crystal (Million Yen) for nine months ended Dec.31



12,000
10,000
8,000
6,000
4,000
2,000
0
9,672
8,260
7,840
6,933
5,569
3,419
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

2. Financial Position

	Millions of Yen As of Dec. 31, 2003
Total assets	275,251
Shareholders' equity	209,967
Shareholders' equity ratio	76.3%

At the end of the nine months under review, total assets increased Yen 963 million as current assets increased Yen 2,104 million while fixed assets decreased Yen 1,163 million from the end of the previous fiscal year. Shareholders' equity decreased Yen 14,251 million due to increase of treasury stock as a negative factor of Yen 32,693 million in spite of increase of retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Nine months ended Dec. 31, 2003
Net cash provided by operating activities	54,775
Net cash used in investing activities	-20,260
Net cash provided by (used in) financing activities	-42,258
Cash and cash equivalents, end of period	66,125

Cash flow from operating activities amounted to 54,775 million yen, comprised of 43,572 million yen in income before income taxes and minority interests and 14,690 million yen in depreciation and amortization among others. Cash flow from investment activities amounted to 20,260 million yen in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to 34,515 million yen, while payment of 32,910 million yen was made for the acquisition of treasury stock. As a result, the term-end balance of cash and cash equivalents decreased 9,569 million yen from the end of the previous fiscal year.

4. Earnings Forecast for the Year ending March 31, 2004

Signs of economic recovery are being observed across the world and the semiconductor and electronic component industries, mainly in respect of their high precision products, are thriving. On the other hand, with the situation remaining tense in Iraq and fears of another bout of SARS, for example, we still need to keep a close watch on developments around the world. Furthermore, the on-going appreciation of the yen harbors some major concerns ahead for the domestic manufacturing sectors, whose recovery has been underpinned precisely on the premise of export markets.

In this environment, HOYA is benefiting from the booming digital appliances market and has the prospect of steady growth in the sector covering consumables, such as eyeglasses and contact lenses, etc., primarily in terms of their high-value-added products and new models. Paying all due attention to the afore-mentioned world affairs and currency situations, we at HOYA will strengthen development and sales of high precision products to meet customer needs, strive to reduce costs and position ourselves for steady growth.

With respect to net income for the current fiscal year, a substantial increase is expected on a year-on-year basis following the posting of approximately 24 billion yen under extraordinary losses during the previous fiscal year to cover the amount required in connection with the dissolution process of the Company's employee pension fund.

	Millions of Yen		
	Years ending/ended		variance
	Mar.31,2004	Mar.31,2003	(%)
Net sales	269,000	246,293	(9.2)
Operating income	65,500	52,982	(23.6)
Ordinary income	64,100	50,874	(26.0)
Net income	37,000	20,037	(84.7)
Net income per share (Yen)	327.26	171.10	156.16 Yen

Ref:Forecast for the 4th quarter

	Millions of Yen		
	Three months ending/ended		variance
	Mar.31,2004	Mar.31,2003	(%)
Net sales	68,614	61,653	(11.3)
Operating income	16,885	13,000	(29.9)
Ordinary income	16,614	13,412	(23.9)
Net income	7,657	7,317	(4.6)
Net income per share (Yen)	67.30	61.62	5.68 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2003	Mar. 31, 2003	Variance(%)	Dec. 31,2002
ASSETS				
Current assets	180,257	178,153	1.2	196,095
Cash and deposits	66,125	75,694		87,434
Notes and accounts receivable - trades	68,010	58,945		60,932
Inventories	33,804	32,360		33,811
Income taxes refund receivable	-	3,899		4,163
Deferred tax assets	5,283	3,969		4,996
Other current assets	8,398	4,583		6,083
Allowance for doubtful receivables	-1,365	-1,299		-1,326
Fixed asstes	94,560	95,723	-1.2	97,052
Tangible fixed assets	78,539	77,237	1.7	78,961
Buildings and structures	22,463	23,539		23,925
Machinery and vehicles	32,497	33,203		34,275
Land	9,294	9,326		9,137
Other tangible fixed assets	14,284	11,167		11,623
Intangible fixed assets	4,747	5,106	-7.0	3,907
Investments and other assets	11,273	13,379	-15.7	14,184
Investment securities	5,380	5,739		5,577
Deferred tax assets	1,559	3,210		3,972
Other assets	4,853	6,140		6,028
Allowance for doubtful receivables	-519	-1,711		-1,394
Deferred charges	433	411	5.4	492
Total Assets	275,251	274,288	0.4	293,641
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	62,496	47,889	30.5	68,720
Notes and accounts payable - trades	26,849	20,405		20,980
Short-term bank loans	1,297	2,284		2,549
Additional expense incurred to discontinued unfunded retirement benefit plan - payable	-	-		7,051
Additional expense incurred to discontinued contributory funded pension plan - payable	-	-		15,274
Income taxes payable	10,590	2,609		2,038
Accrued bonus to employees	1,876	3,512		1,908
Other current liabilities	21,882	19,077		18,918
Long-term liabilities	1,847	1,996	-7.5	2,023
Long-term bank loans	0	7		15
Liability for directors retirement benefits	-	316		315
Other long-term liabilities	1,846	1,673		1,693
Total Liabilities	64,343	49,886	29.0	70,743
Minority interests	940	183	413.7	161
Common stock	6,264	6,264	-	6,264
Capital surplus	15,898	15,898	-	15,898
Retained earnings	236,995	216,271	9.6	209,020
Net unrealized gain on available-for-sale securities	-77	15	-	9
Foreign currency translation adjustments	-9,367	-7,178	-	-8,344
Treasury stock - at cost	-39,745	-7,052	-	-113
Total Shareholders' Equity	209,967	224,218	-6.4	222,735
Total	275,251	274,288	0.4	293,641

notes:

	Millions of Yen			
Accumulated depreciation	158,237	148,647		146,711
Guarantees of borrowings and lease obligations for customers	746	486		529
Number of shares of treasury stock	4,887,862	951,050		13,828

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2003 and 2002)	Millions of Yen			
	Nine months ended Dec. 31,			Year ended
	2003	2002	Variance(%)	Mar.31, 2003
Net sales	200,386	184,640	8.5	246,293
Cost of sales	105,806	99,989	5.8	133,274
Gross profit	94,580	84,650	11.7	113,018
Selling, general and administrative expenses	45,965	44,667	2.9	60,035
Operating income	48,615	39,982	21.6	52,982
Non-operating income	2,539	1,881	35.0	3,038
Interest income	439	406		580
Equity in earnings of associated companies	900	352		417
Others	1,200	1,122		2,040
Non-operating expenses	3,669	4,401	-16.6	5,146
Interest expense	169	290		374
Foreign exchange losses	2,277	1,297		1,251
Others	1,222	2,813		3,520
Ordinary income	47,486	37,462	26.8	50,874
Extra-ordinary income	842	951	-11.5	1,469
Gain on sales of property, plant and equipment	522	725		725
Gain on sales of investment securities	59	109		109
Others	261	117		634
Extra-ordinary losses	4,756	20,369	-76.7	23,600
Loss on disposal of property, plant and equipment	1,386	878		1,946
Additional expense incurred to discontinued contributory funded pension plan	887	14,949		14,949
Additional retirement benefits paid to employees	851	3,080		3,691
Loss on write-down of investment securities	469	95		110
Others	1,160	1,366		2,901
Income before income taxes and other items	43,572	18,045	141.5	28,742
Income taxes - Current	13,382	3,308	304.5	5,648
Income taxes - Deferred	718	1,995	-64.0	3,028
Minority interests in net income	127	20	535.0	28
Net income	29,343	12,720	130.7	20,037
Basic net income per share(Yen)	259.73	109.55	150.18	171.10
Diluted net income per share(Yen)	259.51	109.53	149.98	171.08

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2003 A	2003 B	influences
Net sales	200,386	199,564	822
Operating income	48,615	48,371	244
Ordinary income	47,486	47,237	249
Net income	29,343	29,231	112

2. Average rates of major foreign currencies:

		Nine months ended Dec. 31,			Year ended
		2003	2002	Variance(%)	Mar.31, 2003
US$	Yen	114.64	121.94	6.0%	121.20
Euro	Yen	132.76	119.16	-11.4%	121.48
Thail Baht	Yen	2.79	2.85	2.1%	2.83

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiari

Items	Millions of Yen Nine months ended Dec.31,2003	Dec.31,2002	Variance	Year ended Mar. 31, 2003
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	216,271	202,255	14,016	202,255
Adjustment of retained earnings	29,343	12,720	16,623	20,037
Net income	29,343	12,720	16,623	20,037
Appropriations	8,620	5,955	2,665	6,021
1. Cash dividends	8,439	5,806	2,633	5,806
2. Bonuses to directors	169	149	20	149
3. Loss on disposal of treasury stock	11	-	11	-
4. for merger of unconsolidated subsidiaries	-	-	-	65
Balance at the end of the period	236,995	209,020	27,975	216,271

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2003 and 2002)

	Millions of Yen		
	Nine months ended Dec.31,		
	2003	2002	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	43,572	18,045	25,527
Adjustments for:			
Income taxes - paid	-1,869	-10,176	8,307
Depreciation and amortization	14,690	14,731	-41
Provision for (reversal of) accrued bonuses to employees	-1,655	-1,962	307
Provision for (reversal of) accrued retirement benefits	-292	-7,257	6,965
Provision for (reversal of) reserve for periodic repairs	178	-243	421
Equity in loss (earnings) of associated companies	-900	-352	-548
Foreign exchange loss (gain)	1,131	718	413
Bonus to directors	-169	-149	-20
Devaluation losses on investment securities	469	95	374
Gain on sales of property, plant and equipment and investment securities	-581	-834	253
Loss on disposal of property, plant and equipment and investment securities	1,386	878	508
Other	303	370	-67
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-7,743	-2,103	-5,640
(Increase) decrease in inventories	-1,105	1,429	-2,534
(Increase) decrease in other current assets	-1,530	179	-1,709
Increase (decrease) in notes and accounts payable	6,120	1,347	4,773
Increase (decrease) in other current liabilities	2,771	1,431	1,340
Increase in additional expense incurred to discontinued unfunded retirement benefit plan payable	-	7,051	-7,051
Increase in additional expense incurred to discontinued contributory funded pension plan payable	-	15,274	-15,274
Total adjustment			
Net cash provided by operating activities	54,775	38,469	16,306
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-17,288	-10,311	-6,977
Proceeds from sales of property, plant and equipment	775	2,068	-1,293
Payment for purchases of investment securities	-365	-107	-258
Proceeds from sales of investment securities	102	307	-205
Payments for loans	-2,430	-203	-
Increase in investments and other assets	-1,642	-1,147	-495
Decrease in investments and other assets	589	518	71
Net cash used in investing activities	-20,260	-8,875	-11,385
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-926	-919	-7
Repayments of long term bank loans	-43	-426	383
Net (increase) decrease in treasury stock	-32,719	-97	-32,622
Dividends paid	-8,433	-5,767	-2,666
Dividends paid for minority shareholders	-155	-	-155
Proceeds from minority shareholders	19	-	19
Net cash used in financing activities	-42,258	-7,210	-35,048
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-7,742	22,383	-30,125
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-2,203	-1,270	-933
Cash and cash equivalents of merged non-consolidated subsidiaries, beginning of period	377	-	377
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	75,694	66,321	9,373
CASH AND CASH EQUIVALENTS, END OF PERIOD	66,125	87,434	-21,309

5. Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 56 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of March 31, 2003 : 4 companies increased.

5 companies increased due to the establishment:	HOYA MICROELECTRONICS (SUZHOU) LTD. (China) HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China) HOYA LENS DANMARK A/S (Denmark) HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
1 company increased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)
2 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany)

b) In comparison to the end of Dec. 31, 2002 : 4 companies increased in total.

6 companies increased due to the establishment:	HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore) HOYA MICROELECTRONICS (SUZHOU) LTD. (China) HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China) HOYA LENS DANMARK A/S (Denmark) HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
1 company increased due to the acquisition:	HOYA LENS OF CHICAGO, INC. (USA)
1 company increased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan)
2 companies decreased due to the merger with the parent company :	HOYA CRYSTAL CORPORATION (Japan) HOYA CRYSTALSHOP CORPORATION (Japan)
2 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany)

2) Application of the equity method

a) In comparison to the end of March 31, 2003 : 1 company decreased.

1 company decreased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan)

b) In comparison to the end of Dec. 31, 2002 : 1 company decreased.

Same as the above :	HOYA CANDEO OPTORONICS CORPORATION (Japan)

	as of Dec.31, 2003	as of Mar. 31, 2003	variance	as of Dec.31,2002
Consolidated subsidiaries	56 (do 7, os49)	52 (do 6, os46)	+4 (do+1, os+3)	52 (do 8, os44)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	3 (do 3, os -)
Affiliates	5 (do 5, os -)	6 (do 6, os -)	-1 (do-1, os-)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(2) (do 2, os -)	(-1) (do-1, os-)	(2) (do 2, os -)
Total Hoya Group	61	58	+3	61
(acounted for by the equity method)	(1)	(2)	(-1)	(2)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Nine months ended Dec.31.		Year ended
	2003	2002	Mar.31,2003
Cash and deposits	66,125	87,434	75,694
Marketable securities	-	-	-
Total	66,125	87,434	75,694

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Nine months ended Dec. 31, 2003
None

Nine months ended Dec. 31, 2002
None

Year ended Mar. 31, 2003
HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

	Millions of Yen
Current assets	226
Goodwill	1,132
Fixed assets	82
Current liabilities	-93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Merger to HOYA CORPORATION or Increase of Proxy Rights:

Nine months ended Dec. 31, 2003
HOYA-SCHOTT CORPORATION (as of June 30, 2003)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilitie:	168
Total liabilities	870

Nine months ended Dec. 31, 2002
None

Year ended Mar. 31, 2003
HOYA TECHNO-PROCESS CORPORATION and other 2 companies
(merged with HOYA CORPORATION : as of Mar. 1, 2003)

	Millions of Yen
Current assets	82
Fixed assets	0
Total assets	82
Current liabilities	37
Long-term liabilities	-
Total liabilities	37

4. Details of Assets and Liabilities Decreased by the Sale of Business:

Nine months ended Dec. 31, 2003
None

Nine months ended Dec. 31, 2002
None

Year ended Mar. 31, 2003
A part of Hearing aids business in Health Care segment

	Millions of Yen
Current assets	109
Fixed assets	324
Total assets	433
Current liabilities	28
Long-term liabilities	-
Total liabilities	28

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Dec.31, 2003			Mar.31, 2003			Dec.31, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	102	109	6	145	170	25	202	161	-40
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	102	109	6	145	170	25	202	161	-40

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Dec.31, 2003	Mar.31, 2003	Dec.31, 2002
Non-marketable stock of subsidiaries	4,852	4,953	4,961
Total	4,852	4,953	4,961
Non-marketable equity securities	418	615	453
Total	418	615	453

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Dec.31, 2003	Mar.31, 2003	Dec.31, 2002
Excess deductible amount of depreciation expenses	1,238	1,264	1,264
Inventories - intercompany unrealized profits	1,053	829	779
Enterprise tax not deductible	811	76	-
Excess deductible amount of expenses for accrued bonus	747	1,361	607
Transferred amount of loss on taxation	-	-	2,095
Other deferred tax assets	1,433	772	564
Total amount of deferred tax assets - current	5,283	4,304	5,311
Deferred tax liabilities			
Prepaid pension expenses	-	-334	-314
Total amount of deferred tax liabilities - current	-	-334	-314
Net amount of deferred tax assets - current	5,283	3,969	4,996
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amount denied of evaluation loss of fixed assets	990	913	705
Excess amount of inclusion in deductible expenses for depreciation	325	1,589	1,887
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	176	401	279
Other deferred tax assets	1,075	1,382	2,222
Total amount of deferred tax assets - fixed	2,567	4,286	5,094
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-521	-582	-599
Special depreciation reserve	-314	-312	-345
Difference of evaluation of other marketable securities	-	-10	-6
Other deferred tax liabilities	-171	-171	-171
Total amount of deferred tax liabilities - fixed	-1,007	-1,076	-1,122
Net amount of deferred tax assets - fixed	1,559	3,210	3,972

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Nine months ended Dec. 31,		Year ended
	2003	2002	Mar.31,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-9.8	-15.6	-13.5
Non-Deductible expenses such as entertainment expenses	0.6	0.9	0.6
Per capita levy of inhabitants tax and others	0.2	0.5	0.4
Non-taxable income such as dividend received	-2.6	-3.3	-2.1
Intercompany cash dividend	2.0	3.3	2.1
Correction of deferred tax assets due to change od tax rate	-	-	0.3
Other adjustment	-0.3	1.9	0.7
Effective income tax rate	32.4	29.4	30.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits	Millions of Yen As of Dec.31, 2003	Mar.31, 2003	Dec.31,2002
Liabilities for employees' retirement benefits	-	-	-
Pension assets	-	-	-
Accrued liabilities for employees' retirement benefits	-	-	-
Unappropriated amount of the difference arising from the change in accounting standards	-	-	-
Unrecognized prior service cost (decrease in liabilities)	-	-	-
Unrecognized actuarial differences (increase in liabilities)	-	-	-
Prepaid pension expenses	-	-	-
Reserve for employees' retirement benefits	-	-	-
Additional expense incurred to discontinued unfunded retirement benefit plan payable	-	-	7,051
Additional expense incurred to discontinued contributory funded pension plan payable	-	-	15,274

(2) Breakdown of expenses for employees' retirement benefits	Nine months ended Dec. 31, 2003	2002	Year ended Mar.31,2003
Service cost	-	1,695	1,695
Interest expenses	-	1,234	1,234
Expected return of investments	-	-1,522	-1,522
Difference arising from the change in accounting standards	-	-156	-156
Prior service cost	-	-122	-122
Actuarial differences	-	1,780	1,780
sub total	-	2,908	2,908
Additional expense incurred to discontinued contributory funded pension plan	887	14,949	14,949
Additional expense incurred to discontinued unfunded retirement benefit plan	-	351	351
Additional retirement benefits paid to employees	851	3,080	3,691
Expenses for employees' retirement benefits	1,739	21,288	21,899

(3) Calculation basis of liabilities for employees' retirement benefits			
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	5.5%
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	pro rata division over the period
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	15 years
5. Number of years over which the prior service cost is amortized	-	12 years	12 years
6. Number of years over which the actuarial differences are amortized	-	12 years	12 years

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

For the nine months ended December 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	97,526	3,489	73,775	21,186	3,419	989	200,386	-	200,386
Intersegment	44	-	10	0	53	4,479	4,588	(4,588)	-
Total	97,571	3,489	73,786	21,186	3,472	5,468	204,975	(4,588)	200,386
Operating expenses	64,967	3,515	61,493	16,643	3,614	5,024	155,257	(3,485)	151,771
Operating income	32,604	-25	12,293	4,543	-141	444	49,717	(1,102)	48,615
Operating income ratio	33.4%	-0.7%	16.7%	21.4%	-4.1%	8.1%	24.3%	-	24.3%
Assets	131,907	2,275	96,217	16,569	4,930	2,798	254,700	20,550	275,251
Depreciation	9,652	50	4,250	399	258	23	14,633	56	14,690
Capital Expenditures	12,474	35	5,141	953	152	14	18,772	19	18,791
R&D Expenses	5,447	195	1,015	643	20	-	7,322	-79	7,243
Number of employees (p)	8,438	135	5,874	562	175	355	15,539	50	15,589

For the nine months ended December 31, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	83,382	4,324	70,261	19,959	5,569	1,142	184,640	-	184,640
Intersegment	194	0	910	0	27	2,192	3,325	(3,325)	-
Total	83,576	4,324	71,172	19,959	5,597	3,334	187,965	(3,325)	184,640
Operating expenses	57,425	4,772	59,803	16,196	5,447	3,147	146,792	(2,135)	144,657
Operating income	26,151	-447	11,368	3,763	149	186	41,172	(1,189)	39,982
Operating income ratio	31.3%	-10.4%	16.0%	18.9%	2.7%	5.6%	21.9%	-	21.7%
Assets	115,198	3,727	95,875	16,389	9,157	3,251	243,600	50,040	293,641
Depreciation	9,776	65	4,152	424	211	24	14,656	75	14,731
Capital Expenditures	7,668	85	2,827	332	621	12	11,548	45	11,593
R&D Expenses	4,181	313	1,162	505	21	-	6,184	-	6,157
Number of employees (p)	6,183	147	6,416	624	241	129	13,740	46	13,786

Ref : Differences between the nine months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	14,144	-835	3,514	1,227	-2,150	-153	15,746	-	15,746
Variance(%)	17.0%	-19.3%	5.0%	6.1%	-38.6%	-13.4%	8.5%	-	8.5%
Intersegment	-150	0	-900	0	26	2,287	1,263	-1,263	-
Total	13,995	-835	2,614	1,227	-2,125	2,134	17,010	-1,263	15,746
Operating expenses	7,542	-1,257	1,690	447	-1,833	1,877	8,465	-1,350	7,114
Operating income	6,453	422	925	780	-290	258	8,545	87	8,633
Variance(%)	24.7%	-	8.1%	20.7%	-	138.7%	20.8%	-	21.6%
Assets	16,709	-1,452	342	180	-4,227	-453	11,100	-29,490	-18,390
Depreciation	-124	-15	98	-25	47	-1	-23	-19	-41
Capital Expenditures	4,806	-50	2,314	621	-469	2	7,224	-26	7,198
R&D Expenses	1,266	-118	-147	138	-1	-	1,138	-79	1,086
Number of employees (p)	2,255	-12	-542	-62	-66	226	1,799	4	1,803

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Laser equipments for industrial, research & laboratory, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2003 and 2002 are as follows:

2003	2002
1,491 million Yen	1,474 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2003 and 2002 are as follows:

2003	2002
35,776 million Yen	61,855 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

For the nine months ended December 31, 2003

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	137,785	25,394	28,132	9,074	200,386	-	200,386
Intersegment	12,594	69	836	43,490	56,990	(56,990)	-
Total	150,380	25,463	28,969	52,564	257,377	(56,990)	200,386
Operating expenses	121,823	24,405	22,266	40,987	209,482	(57,710)	151,771
Operating income	28,556	1,058	6,702	11,577	47,895	719	48,615
Operating income ratio	19.0%	4.2%	23.1%	22.0%	18.6%	-	24.3%
Assets	152,407	18,267	28,952	66,239	265,868	9,383	275,251

For the nine months ended December 31, 2002

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	125,142	27,144	23,608	8,744	184,640	-	184,640
Intersegment	13,374	53	1,395	32,813	47,637	(47,637)	-
Total	138,516	27,197	25,003	41,558	232,277	(47,637)	184,640
Operating expenses	111,615	26,409	20,982	33,673	192,679	(48,022)	144,657
Operating income	26,901	788	4,021	7,885	39,597	385	39,982
Operating income ratio	19.4%	2.9%	16.1%	19.0%	17.0%	-	21.7%
Assets	142,995	20,009	33,142	55,114	251,261	42,379	293,641

Ref:

Differences between the nine months of this year and the same period last year

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	12,643	-1,750	4,524	330	15,746	-	15,746
Variance(%)	10.1%	-6.4%	19.2%	3.8%	8.5%	-	8.5%
Intersegment	-780	16	-559	10,677	9,353	-9,353	-
Total	11,864	-1,734	3,966	11,006	25,100	-9,353	15,746
Operating expenses	10,208	-2,004	1,284	7,314	16,803	-9,688	7,114
Operating income	1,655	270	2,681	3,692	8,298	334	8,633
Variance(%)	6.2%	34.3%	66.7%	46.8%	21.0%	-	21.6%
Assets	9,412	-1,742	-4,190	11,125	14,607	-32,996	-18,390

Notes:

1. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company. Corporate operating expenses for the nine months ended Dec. 31, 2003 and 2002 are as follows:

   2003 1,296 million Yen 2002 1,307 million Yen

2. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Dec. 31, 2003 and 2002 are as follows:

   2003 30,499 million Yen 2002 56,993 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

For the nine months ended December 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	28,014	30,116	31,866	5	90,003
Consolidated Sales (B)					200,386
Overseas Sales ratio A/B	14.0%	15.0%	15.9%	0.0%	44.9%
Regional Sales ratio	31.1%	33.5%	35.4%	0.0%	100.0%

For the nine months ended December 31, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	27,685	29,092	23,777	31	80,588
Consolidated Sales (B)					184,640
Overseas Sales ratio A/B	15.0%	15.7%	12.9%	0.0%	43.6%
Regional Sales ratio	34.4%	36.1%	29.5%	0.0%	100.0%

Ref:

Differences between the nine months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	329	1,024	8,089	-26	9,415
Consolidated Sales (B)					15,746
Overseas Sales ratio A/B	1.2%	3.5%	34.0%	-83.9%	11.7%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kirgdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2003 and 2002)

Millions of yen , (%), [%]

Business Category / Company	Nine months ended Dec. 31, 2003		2002		Variance Amount	%	Year ended March 31, 2003	
Electro-Optics								
Domestic	56,496	(57.9)	47,847	(57.4)	8,649	18.1	64,273	(57.7)
Overseas	41,030	(42.1)	35,534	(42.6)	5,496	15.5	47,186	(42.3)
total	97,526	[48.7]	83,382	[45.2]	14,144	17.0	111,460	[45.3]
Photonics								
Domestic	2,200	(63.1)	2,515	(58.2)	-315	-12.5	3,296	(60.1)
Overseas	1,289	(36.9)	1,809	(41.8)	-520	-28.7	2,188	(39.9)
total	3,489	[1.7]	4,324	[2.3]	-835	-19.3	5,485	[3.1]
Information Technology								
Domestic	58,696	(58.1)	50,363	(57.4)	8,333	16.5	67,570	(57.8)
Overseas	42,319	(41.9)	37,343	(42.6)	4,976	13.3	49,375	(42.2)
total	101,016	[50.4]	87,707	[47.5]	13,309	15.2	116,946	[47.5]
Vision Care								
Domestic	26,588	(36.0)	27,589	(39.3)	-1,001	-3.6	36,160	(38.3)
Overseas	47,186	(64.0)	42,672	(60.7)	4,514	10.6	58,227	(61.7)
total	73,775	[36.8]	70,261	[38.1]	3,514	5.0	94,388	[38.3]
Health Care								
Domestic	21,042	(99.3)	19,916	(99.8)	1,126	5.7	26,655	(99.8)
Overseas	144	(0.7)	43	(0.2)	101	234.9	61	(0.2)
total	21,186	[10.6]	19,959	[10.8]	1,227	6.1	26,716	[10.8]
Eye Care								
Domestic	47,630	(50.2)	47,506	(52.7)	124	0.3	62,816	(51.9)
Overseas	47,330	(49.8)	42,715	(47.3)	4,615	10.8	58,288	(48.1)
total	94,961	[47.4]	90,221	[48.9]	4,740	5.3	121,105	[49.2]
Crystal								
Domestic	3,066	(89.7)	5,040	(90.5)	-1,974	-39.2	6,096	(90.7)
Overseas	353	(10.3)	528	(9.5)	-175	-33.1	622	(9.3)
total	3,419	[1.7]	5,569	[3.0]	-2,150	-38.6	6,719	[2.7]
Service								
Domestic	989	(100.0)	1,142	(100.0)	-153	-13.4	1,522	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	989	[0.5]	1,142	[0.6]	-153	-13.4	1,522	[0.6]
Lifestyle Refinement								
Domestic	4,055	(92.0)	6,182	(92.1)	-2,127	-34.4	7,619	(92.5)
Overseas	353	(8.0)	528	(7.9)	-175	-33.1	622	(7.5)
total	4,409	[2.2]	6,711	[3.6]	-2,302	-34.3	8,241	[3.3]
Total Net Sales								
Domestic	110,383	(55.1)	104,052	(56.4)	6,331	6.1	138,006	(56.0)
Overseas	90,003	(44.9)	80,588	(43.6)	9,415	11.7	108,286	(44.0)
Total	200,386	[100.0]	184,640	[100.0]	15,746	8.5	246,293	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

January 21, 2004

QUARTERLY REPORT

(for the 3rd Quarter : Three months ended December 31, 2003)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in 3rd quarters of 2003 and 2002 are unaudited.

HOYA CORPORATION

January 21, 2004

Financial Highlights for the Three Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

*Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

(Figures less than a million yen are omitted.)

1.Performance for the three months ended Dec. 31, 2003 and 2002

	Millions of Yen		
	Three months ended Dec. 31,		variance
(1)Results of Operations	2003	2002	(%)
Net sales	68,688	61,627	(11.5)
Operating income	17,679	13,433	(31.6)
Ordinary income	17,091	12,435	(37.4)
Net income	10,419	-2,125	(-)
Basic net income per share(Yen)	93.68	-18.29	
Diluted net income per share(Yen)	93.52	-	

Notes : No changes have been made in accounting policy.

	Millions of Yen		
	As of Dec. 31,	As of Sep. 30,	As of Dec. 31,
(2)Financial Position	2003	2003	2002
Total assets	275,251	265,734	293,641
Shareholders' equity	209,967	205,213	222,735
Shareholders' equity ratio	76.3%	77.2%	75.9%
Shareholders' equity per share (Yen)	1,887.57	1,845.23	1,918.30

	Millions of Yen	
	Three months ended Dec. 31,	
(3)Conditions of Cash Flow	2003	2002
Net cash provided by operating activities	17,245	6,098
Net cash used in investing activities	-7,105	-2,496
Net cash provided by (used in) financing activities	-6,440	-4,049
Cash and cash equivalents, end of period	66,125	87,434

2. Earnings Forecasts for the Fourth Quarter

	Millions of Yen		
	Three months ending/ended		variance
2. Earnings Forecasts for the Fourth Quarter	Mar.31,2004	Mar.31,2003	(%)
Net sales	68,614	61,653	(11.3)
Operating income	16,885	13,000	(29.9)
Ordinary income	16,614	13,412	(23.9)
Net income	7,657	7,317	(4.6)
Ref:Expected net income per share (Yen)	67.30	61.62	5.68

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Dec. 31, 2003
Net sales	68,688
Operating income	17,679
Ordinary income	17,091
Net income	10,419
Net income per share(Yen)	93.68

During the quarter under review, a trend towards economic recovery became more evident around the world centered on the semiconductor and electronic component industries. In Japan, with the digital home appliances acting as the engine for market growth, exports by the manufacturing sectors, which expanded their plant and equipment investment, increased. On the other hand, the non-manufacturing sectors, which mainly depended on domestic demand, remained sluggish due to the stagnant growth of personal income and the deflationary trend. In addition, the Yen appreciated on the currency market towards the latter half of the quarter, which exacerbated uncertainties over the economic outlook.

On the currency market, during the quarter under review, in terms of the quarterly averaged exchange rates, the US Dollar depreciated by 11.0% while the Thai Baht depreciated by 3.2%, whereas the Euro appreciated by 6.1% all against the Yen on a year-on-year basis.

At HOYA Group under this business environment, the Electro-Optics segment saw an increase in shipments of its well-demanded high precision products in general, the Vision Care division fared favorably overseas, and the Health Care division performed well to increase its sales. As a result, consolidated sales during the quarter under review increased 11.5% year-on-year to 68,688 million yen.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
122.80
121.25
126.02
133.50
123.77
120.22
122.68
128.44
136.94
119.25
131.11
116.20
130.22
108.46
106.54
109.33
112.4
115.65
116.58
118.24
121.83
119.00
60,321
58,037
57,088
59,819
61,242
61,771
61,627
61,653
63,913
67,786
68,688
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Net sales
average exchange rate (US dollar)
(EURO)



Ratio of Net Sales by Business Segment - Quarterly Transition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, the Electro-Optics segment experienced another peak following on from the 2nd quarter in shipments of its high precision products and the main factories were kept fully operational, while the Eye Care segment expanded sales of high-value-added products, such that earnings of both segments increased. On a Group basis, operating income and ordinary income increased 31.6% and 37.4% respectively on a year-on-year basis, while net income amounted to 10,419 million yen. All three incomes represented record quarterly results. Net income per share for the quarter amounted to 93.68 yen. Please note that the Company temporarily posted a net loss during the same quarter of the previous fiscal year consequent to the posting of approximately 18 billion yen under extraordinary losses that included approximately 15 billion yen to cover the amount required in connection with the dissolution process of the Company's employee pension fund as well as approximately 1.7 billion yen as lump sum severance pay to early retirees in connection with business reforms, etc.



Quarterly Incomes (Millions of Yen)
20,000
15,000
10,000
5,000
0
-5,000
11,613
12,124
7,468
11,234
10,573
6,192
10,068
11,368
5,142
10,982
11,709
4,938
12,598
10,848
6,868
13,951
14,179
7,977
13,433
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Operating Income
Ordinary Income
Net Income

Note : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, the Company received a decent volume of orders for such high-precision products as blanks for state-of-the-art phase-shift masks, etc., but those products destined for the US market were adversely affected by the exchange rate. Consequently, sales slightly decreased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, the semiconductor market fared well with digital home appliances acting as its engine for growth. In terms of large-sized masks for LCDs, the Company benefited from strong demand for masks as consumer demand for LCD televisions expanded and LCD panel manufacturers began operation of new production lines. Sales of both products increased on a year-on-year basis.

In terms of glass disks for HDDs (Hard Disk Drives), thanks to a recovery in sales of personal computers, demand expanded favorably and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital products, such as digital cameras, continued to grow substantially in the market, and sales of our optical lenses, such as molded aspheric lenses, fared well. Sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
Sales of laser-related products for industrial use increased year-on-year thanks to favorable shipments to LCD panel manufacturers in South Korea and Taiwan, but the sales of those for medical use were sluggish. Overall sales decreased on a year-on-year basis.

Quarterly Net Sales of Information Technology (Millions of Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, in spite of a moderate recovery, tough conditions persisted as the market continued to gravitate towards low-priced products. The Company promoted sales of its high-value-added products, such as newly designed progressive lenses, and secured sales of products in the upper-price band but the sales quantity of ordinary products decreased. Overall, sales decreased on a year-on-year basis.

Overseas, a considerable volume of low-priced products circulated in the market and the price competition for generic products intensified. The Company, however, strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc., which resulted in an increase in the average unit price, and sales increased on a year-on-year basis. Sales increased substantially in Germany, the largest market in Europe.
In Europe and North America, HOYA continued to carry out higher value-addition of its products including progressive and highly refractive lenses, etc. with vigor and sales increased on a year-on-year basis.

As a result, the overall sales of the division increased on a year-on-year basis.

This sales growth was also helped by a weaker Yen against the Euro in spite of a stronger Yen against the US Dollar in the currency market on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition in the market intensified, the Company tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its E-system of lens compensation services and by improving its face-to-face services to clients by capitalizing on its expertise. Sales at newly established retail outlets fared well, too. Overall, sales increased on a year-on-year basis.

Sales of intraocular lenses (IOL) increased substantially on a year-on-year basis as soft intraocular lenses were well received by the market.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis due to the dampened personal consumption amid sluggish economic conditions as well as to our downsizing as part of the business reform in order to reconstruct business operations.

Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)


4,000
3,000
2,000
1,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Crystal
Service

2. Financial Position

	Millions of Yen As of Dec. 31, 2003
Total assets	275,251
Shareholders' equity	209,967
Shareholders' equity ratio	76.3%

At the end of the quarter under review, current assets increased Yen 8,615 million and fixed assets also increased Yen 971 million against the end of the previous quarter. As a result, total assets increased Yen 9,517 million. Shareholders' equity increased Yen 4,754 million due to increase in retained earnings and decr·ase of treasury stock as a negative factor.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Dec. 31, 2003
Net cash provided by operating activities	17,245
Net cash used in investing activities	-7,105
Net cash provided by (used in) financing activities	-6,440
Cash and cash equivalents, end of period	66,125

Cash flow from operating activities during the quarter under review amounted to 17,245 million yen, comprised of 15,704 million yen in quarterly income before income taxes and minority interests and 5,027 million yen in depreciation and amortization among others. Free cash flow amounted to 10,140 million yen, while a part of themn was made for the payment of dividends. As a result, the term-end balance of cash and cash equivalents increased 3,229 million yen from the end of the 2nd quarter.

4. Earnings Forecast for the Fourth Quarter

Signs of economic recovery are being observed across the world and the semiconductor and electronic component industries, mainly in respect of their high precision products, are thriving. On the other hand, with the situation remaining tense in Iraq and fears of another bout of SARS, for example, we still need to keep a close watch on developments around the world. Furthermore, the on-going appreciation of the yen harbors some major concerns ahead for the domestic manufacturing sectors, whose recovery has been underpinned precisely on the premise of export markets.

In this environment, HOYA is benefiting from the booming digital appliances market and has the prospect of steady growth in the sector covering consumables, such as eyeglasses and contact lenses, etc., primarily in terms of their high-value-added products and new models. Paying all due attention to the afore-mentioned world affairs and currency situations, we at HOYA will strengthen development and sales of high precision products to meet customer needs, strive to reduce costs and position ourselves for steady growth.

1. Year-on-year comparison

	Millions of Yen Three months ending/ended Mar.31,2004	 Mar.31,2003	variance (%)
Net sales	68,614	61,653	(11.3)
Operating income	16,885	13,000	(29.9)
Ordinary income	16,614	13,412	(23.9)
Net income	7,657	7,317	(4.6)
Net income per share (Yen)	67.30	61.62	5.68 Yen

2. Quarter-on-quarter comparison

	Three months ending/ended Mar.31,2004	 Dec.31,2003	variance (%)
Net sales	68,614	68,688	(-0.1)
Operating income	16,885	17,679	(-4.5)
Ordinary income	16,614	17,091	(-2.8)
Net income	7,657	10,419	(-26.5)
Net income per share (Yen)	67.30	93.68	-26.38 Yen

Ref:Forecast for the Year ending March 31, 2003

	Millions of Yen Years ending/ended Mar.31,2004	 Mar.31,2003	variance (%)
Net sales	269,000	246,293	(9.2)
Operating income	65,500	52,982	(23.6)
Ordinary income	64,100	50,874	(26.0)
Net income	37,000	20,037	(84.7)
Net income per share (Yen)	327.26	171.10	156.16 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2003	Sep. 30, 2003	Variance(%)	Dec. 31,2002
ASSETS				
Current assets	180,257	171,642	5.0	196,095
Cash and deposits	66,125	62,895		87,434
Notes and accounts receivable - trades	68,010	63,420		60,932
Inventories	33,804	33,360		33,811
Income taxes refund receivable	-	-		4,163
Deferred tax assets	5,283	5,517		4,996
Other current assets	8,398	7,952		6,083
Allowance for doubtful receivables	-1,365	-1,504		-1,326
Fixed asstes	94,560	93,589	1.0	97,052
Tangible fixed assets	78,539	76,866	2.2	78,961
Buildings and structures	22,463	22,766		23,925
Machinery and vehicles	32,497	33,788		34,275
Land	9,294	9,284		9,137
Other tangible fixed assets	14,284	11,027		11,623
Intangible fixed assets	4,747	4,895	-3.0	3,907
Investments and other assets	11,273	11,826	-4.7	14,184
Investment securities	5,380	5,265		5,577
Deferred tax assets	1,559	2,030		3,972
Other assets	4,853	6,071		6,028
Allowance for doubtful receivables	-519	-1,540		-1,394
Deferred charges	433	503	-13.9	492
Total Assets	275,251	265,734	3.6	293,641
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	62,496	57,501	8.7	68,720
Notes and accounts payable - trades	26,849	23,974		20,980
Short-term bank loans	1,297	2,050		2,549
Additional expense incurred to discontinued unfunded retirement benefit plan - payable	-	-		7,051
Additional expense incurred to discontinued contributory funded pension plan - payable	-	-		15,274
Income taxes payable	10,590	8,094		2,038
Accrued bonus to employees	1,876	3,746		1,908
Other current liabilities	21,882	19,635		18,918
Long-term liabilities	1,847	1,947	-5.1	2,023
Long-term bank loans	0	150		15
Liability for directors retirement benefits	-	-		315
Other long-term liabilities	1,846	1,796		1,693
Total Liabilities	64,343	59,449	8.2	70,743
Minority interests	940	1,070	-12.1	161
Common stock	6,264	6,264	-	6,264
Capital surplus	15,898	15,898	-	15,898
Retained earnings	236,995	232,147	2.1	209,020
Net unrealized gain on available-for-sale securities	-77	-3	-	9
Foreign currency translation adjustments	-9,367	-9,154	-	-8,344
Treasury stock - at cost	-39,745	-39,938	-	-113
Total Shareholders' Equity	209,967	205,213	2.3	222,735
Total	275,251	265,734	3.6	293,641

notes:	Millions of Yen			
Accumulated depreciation	158,237	155,408		146,711
Guarantees of borrowings and lease obligations for custome|	746	669		529
Number of shares of treasury stock	4,887,862	4,911,680		13,828

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2003 and 2002)	Millions of Yen			
	Three months ended Dec. 31,			Three months ended
	2003	2002	Variance(%)	Sep.30, 2003
Net sales	68,688	61,627	11.5	67,786
Cost of sales	35,439	33,193	6.8	36,302
Gross profit	33,249	28,434	16.9	31,484
Selling, general and administrative expenses	15,570	15,000	3.8	15,084
Operating income	17,679	13,433	31.6	16,400
Non-operating income	627	358	75.1	946
Interest income	136	134		150
Equity in earnings of associated companies	275	27		230
Others	218	197		565
Non-operating expenses	1,216	1,356	-10.3	1,708
Interest expense	41	67		50
Foreign exchange losses	809	433		1,227
Others	365	857		431
Ordinary income	17,091	12,435	37.4	15,638
Extra-ordinary income	85	767	-	588
Gain on sales of property, plant and equipment	9	650		476
Gain on sales of investment securities	-	-		51
Others	76	117		61
Extra-ordinary losses	1,472	18,096	-91.9	3,054
Additional retirement benefits paid to employees	703	1,659		82
Loss on disposal of property, plant and equipment	357	539		924
Loss on write-down of investment securities	241	63		228
Additional expense incurred to discontinued contributory funded pension plan	8	14,949		879
Others	162	886		940
Income before income taxes and other items	15,704	-4,893	-	13,173
Income taxes - Curent	4,167	-4,809	-	5,421
Income taxes - Deferred	1,012	2,030	-50.1	-1,390
Minority interests in net income	104	9	-	14
Net income	10,419	-2,125	-	9,129
Basic net income per share(Yen)	93.68	-18.29	111.97	81.12
Diluted net income per share(Yen)	93.52	-	-	81.08

Notes:

1. Influences of Exchange Currency ("2003 A" is the actual value of this period. "2003 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2003 A	2003 B	influences
Net sales	68,688	69,298	-610
Operating income	17,679	17,768	-89
Ordinary income	17,091	17,163	-72
Net income	10,419	10,516	-97

2. Average rates of major foreign currencies

		Three months ended Dec. 31,			Three months ended
		2003	2002	Variance(%)	Sep.30, 2003
US$	Yen	108.46	121.83	11.0%	116.20
Euro	Yen	130.22	122.68	-6.1%	131.11
Thail Baht	Yen	2.72	2.81	3.2%	2.83

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2003 and 2002)

	Millions of Yen			
	Three months ended			Three months ended
Items	Dec. 31,2003	Dec. 31,2002	Variance	Sep. 30, 2003
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	232,147	214,048	18,099	223,018
Adjustment of retained earnings	10,419	-	10,419	9,129
Net income	10,419	-	10,419	9,129
Appropriations	5,572	5,028	544	-
1. Net loss	-	2,125	-2,125	-
2. Cash dividends	5,560	2,903	2,657	-
3. Loss on disposal of treasury stock	11	-	11	-
Balance at the end of the period	236,995	209,020	27,975	232,147

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2003 and 2002)

	Millions of Yen		
	Three months ended Dec.31,		
	2003	2002	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	15,703	-4,893	20,596
Adjustments for:			
Income taxes - paid	-1,939	-5,172	3,233
Depreciation and amortization	5,027	5,021	6
Provision for (reversal of) accrued bonuses to employees	-1,867	-1,692	-175
Provision for (reversal of) accrued retirement benefits	-	-6,882	6,882
Provision for (reversal of) reserve for periodic repairs	83	-160	243
Equity in loss (earnings) of associated companies	-274	-27	-247
Foreign exchange loss (gain)	358	228	130
Devaluation losses on investment securities	240	63	177
Gain on sales of property, plant and equipment and investment securities	-8	-649	641
Loss on disposal of property, plant and equipment and investment securities	357	538	-181
Other	87	115	-28
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-4,502	-3,737	-765
(Increase) decrease in inventories	-489	1,221	-1,710
(Increase) decrease in other current assets	-259	-146	-113
Increase (decrease) in notes and accounts payable	3,002	-1,079	4,081
Increase (decrease) in other current liabilities	1,725	1,026	699
Increase in additional expense incurred to discontinued unfunded retirement benefit plan payable	-	7,051	-7,051
Increase in additional expense incurred to discontinued contributory funded pension plan payable	-	15,274	-15,274
Total adjustment			
Net cash provided by operating activities	17,245	6,098	11,147
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-6,901	-3,504	-3,397
Proceeds from sales of property, plant and equipment	120	1,511	-1,391
Purchases of investment securities	-70	-107	37
Increase in investments and other assets	-456	-515	59
Decrease in investments and other assets	203	119	84
Net cash used in investing activities	-7,105	-2,496	-4,609
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-849	-662	-187
Repayments of long term bank loans	0	-410	410
Net (increase) decrease in treasury stock	181	-73	254
Dividends paid	-5,616	-2,903	-2,713
Dividends paid for minority shareholders	-155	-	-155
Net cash used in financing activities	-6,440	-4,049	-2,391
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,700	-447	4,147
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-470	-186	-284
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	62,895	88,068	-25,173
CASH AND CASH EQUIVALENTS, END OF PERIOD	66,125	87,434	-21,309

Note : Cash and Cash Equivalents at the End of the Period

	Three months ended Dec.31,	
	2003	2002
Cash and deposits	66,125	87,434
Marketable securities	-	-
Total	66,125	87,434

5. Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 56 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of Sep. 30, 2003 : 1 company decreased in total.

1 company increased due to the establishment:	HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
2 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany)

b) In comparison to the end of Dec. 31, 2002 : 4 companies increased in total.

6 companies increased due to the establishment:	HOYA HEALTHCARE SINGAPORE PTE LTD. (Singapore) HOYA MICROELECTRONICS (SUZHOU) LTD. (China) HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China) HOYA LENS DANMARK A/S (Denmark) HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
1 company increased due to the acquisition:	HOYA LENS OF CHICAGO, INC. (USA)
1 company increased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)
2 companies decreased due to the merger with the parent company :	HOYA CRYSTAL CORPORATION (Japan) HOYA CRYSTALSHOP CORPORATION (Japan)
2 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany)

2) Application of the equity method

a) In comparison to the end of Sep. 30, 2003 : No change

None

b) In comparison to the end of Dec. 31, 2002 : 1 company decreased.

1 company decreased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan)

	as of Dec.31, 2003	as of Sep. 30, 2003	variance	as of Dec.31,2002
Consolidated subsidiaries	56 (do 7, os49)	57 (do 7, os50)	-1 (do -, os-1)	52 (do 8, os44)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	3 (do 3, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do -, os -)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do -, os -)	(2) (do 2, os -)
Total Hoya Group	61	62	-1	61
(acounted for by the equity method)	(1)	(1)	(-)	(2)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Dec.31, 2003			Sep.30, 2003			Dec.31, 2002		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	102	109	6	102	119	17	202	161	-40
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	102	109	6	102	119	17	202	161	-40

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Dec.31, 2003	Sep.30, 2003	Dec.31, 2002
Non-marketable stock of subsidiaries	4,852	4,495	4,961
Total	4,852	4,495	4,961
Non-marketable equity securities	418	650	453
Total	418	650	453

3. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Dec.31, 2003	Sep.30, 2003	Dec.31, 2002
Excess deductible amount of depreciation expenses	1,238	1,245	1,264
Inventories - intercompany unrealized profits	1,053	916	779
Enterprise tax not deductible	811	643	-
Excess deductible amount of expenses for accrued bonus	747	1,482	607
Transferred amount of loss on taxation	-	-	2,095
Other deferred tax assets	1,433	1,229	564
Total amount of deferred tax assets - current	5,283	5,517	5,311
Deferred tax liabilities			
Prepaid pension expenses	-	-	-314
Total amount of deferred tax liabilities - current	-	-	-314
Net amount of deferred tax assets - current	5,283	5,517	4,996
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	990	927	705
Excess amount of inclusion in deductible expenses for reserve for employees' retirement benefits	325	804	1,887
Amount denied of evaluation loss of fixed assets	176	364	279
Other deferred tax assets	1,075	974	2,222
Total amount of deferred tax assets - fixed	2,567	3,070	5,094
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-521	-537	-599
Special depreciation reserve	-314	-337	-345
Difference of evaluation of other marketable securities	-	-	-6
Other deferred tax liabilities	-171	-165	-171
Total amount of deferred tax liabilities - fixed	-1,007	-1,040	-1,122
Net amount of deferred tax assets - fixed	1,559	2,030	3,972

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Dec.31,2003	Dec.31,2002	Sep.30,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-11.4		-9.4
Non-Deductible expenses such as entertainment expenses	1.0		0.3
Per capita levy of inhabitants tax and others	0.1	N/A due to	0.2
Non-taxable income such as dividend received	0.0	net loss	-
Intercompany cash dividend	-	in this quarter	-
Correction of deferred tax assets due to change od tax rate	-		-
Other adjustment	1.6		-2.2
Effective income tax rate	33.0		30.6

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

	Millions of Yen		
		As of	
(1) Breakdown of liabilities for employees' retirement benefits	Dec.31, 2003	Sep.30, 2003	Dec.31,2002
Liabilities for employees' retirement benefits	-	-	-
Pension assets	-	-	-
Accrued liabilities for employees' retirement benefits	-	-	-
Unappropriated amount of the difference arising from the change in accounting standards	-	-	-
Unrecognized prior service cost (decrease in liabilities)	-	-	-
Unrecognized actuarial differences (increase in liabilities)	-	-	-
Prepaid pension expenses	-	-	-
Reserve for employees' retirement benefits	-	-	-
Additional expense incurred to discontinued unfunded retirement benefit plan payable	-	-	7,051
Additional expense incurred to discontinued contributory funded pension plan payable	-	-	15,274

	Three months ended		
(2) Breakdown of expenses for employees' retirement benefits	Dec.31, 2003	Dec.31,2002	Sep.30, 2003
Service cost	-	566	-
Interest expenses	-	411	-
Expected return of investments	-	-507	-
Difference arising from the change in accounting standards	-	-52	-
Prior service cost	-	-40	-
Actuarial differences	-	593	-
sub total	-	969	-
Additional expense incurred to discontinued contributory funded pension plan	8	14,949	879
Additional expense incurred to discontinued unfunded retirement benefit plan	-	351	-
Additional retirement benefits paid to employees	703	1,658	82
Expenses for employees' retirement benefits	712	17,928	961

(3) Calculation basis of liabilities for employees' retirement benefits			
1. Discount rate	-	2.5%	-
2. Expected rate of return of investments	-	5.5%	-
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over the period	-
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years	-
5. Number of years over which the prior service cost is amortized	-	12 years	-
6. Number of years over which the actuarial differences are amortized	-	12 years	-

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

For the three months ended December 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	34,391	1,241	24,663	7,011	1,039	343	68,688	-	68,688
Intersegment	14	-	4	0	33	1,477	1,528	(1,528)	-
Total	34,405	1,241	24,667	7,011	1,072	1,820	70,217	(1,528)	68,688
Operating expenses	22,462	1,215	20,193	5,667	1,124	1,611	52,270	(1,260)	51,009
Operating income	11,944	27	4,475	1,345	-51	209	17,946	(267)	17,679
Operating income ratio	34.7%	2.2%	18.1%	19.2%	-4.8%	11.5%	25.6%	-	25.7%
Assets	131,907	2,275	96,217	16,569	4,930	2,798	254,700	20,550	275,251
Depreciation	3,319	17	1,439	134	90	6	5,008	18	5,027
Capital Expenditures	4,854	5	2,578	492	33	-	7,963	1	7,965
R&D Expenses	2,002	65	321	222	8	-	2,620	-48	2,571
Number of employees (p)	8,438	135	5,874	562	175	355	15,539	50	15,589

For the three months ended December 31, 2002

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	28,752	1,265	22,993	6,693	1,466	457	61,627	-	61,627
Intersegment	78	-	896	0	16	785	1,775	(1,775)	-
Total	28,829	1,265	23,889	6,693	1,482	1,242	63,401	(1,775)	61,627
Operating expenses	19,382	1,244	20,748	5,447	1,533	1,175	49,529	(1,337)	48,193
Operating income	9,448	21	3,140	1,246	-51	66	13,871	(437)	13,433
Operating income ratio	32.8%	1.7%	13.1%	18.6%	-3.4%	5.3%	21.9%	-	21.8%
Assets	115,198	3,727	95,875	16,389	9,157	3,251	243,600	50,040	293,641
Depreciation	3,367	22	1,403	143	53	8	4,999	21	5,020
Capital Expenditures	2,723	47	1,315	99	563	10	4,759	35	4,794
R&D Expenses	1,359	62	374	162	5	-	1,962	-5	1,957
Number of employees (p)	6,183	147	6,416	624	241	129	13,740	46	13,786

Ref : Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	5,639	-24	1,670	318	-427	-114	7,061	-	7,061
Variance(%)	19.6%	-1.9%	7.3%	4.8%	-29.1%	-24.9%	11.5%	-	11.5%
Intersegment	-64	-	-892	0	17	692	-247	247	-
Total	5,576	-24	778	318	-410	578	6,816	247	7,061
Operating expenses	3,080	-29	-555	220	-409	436	2,741	77	2,816
Operating income	2,496	6	1,335	99	0	143	4,075	170	4,246
Variance(%)	26.4%	28.6%	42.5%	7.9%	-	216.7%	29.4%	-	31.6%
Assets	16,709	-1,452	342	180	-4,227	-453	11,100	-29,490	-18,390
Depreciation	-48	-5	36	-9	37	-2	9	-3	7
Capital Expenditures	2,131	-42	1,263	393	-530	-10	3,204	-34	3,171
R&D Expenses	643	3	-53	60	3	-	658	-43	614
Number of employees (p)	2,255	-12	-542	-62	-66	226	1,799	4	1,803

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Laser equipments for industrial, research & laboratory, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2003 and 2002 are as follows:

2003	2002
395 million Yen	503 million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2003 and 2002 are as follows:

2003	2002
35,776 million Yen	61,855 million Yen

2. Geographic Segments

(Figures less than a million Yen are omitted.)

For the three months ended December 31, 2003

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	47,800	7,792	10,155	2,941	68,688	-	68,688
Intersegment	4,034	24	42	15,827	19,926	(19,926)	-
Total	51,835	7,815	10,197	18,767	88,615	(19,926)	68,688
Operating expenses	42,465	7,674	7,431	13,793	71,362	(20,352)	51,009
Operating income	9,370	141	2,765	4,975	17,252	426	17,679
Operating income ratio	18.1%	1.8%	27.1%	26.5%	19.5%	-	25.7%
Assets	152,407	18,267	28,952	66,239	265,868	9,383	275,251

For the three months ended December 31, 2002

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	41,906	8,670	8,300	2,750	61,627	-	61,627
Intersegment	4,658	29	553	11,385	16,626	(16,626)	-
Total	46,564	8,699	8,853	14,135	78,252	(16,626)	61,627
Operating expenses	37,688	8,352	7,367	11,320	64,725	(16,532)	48,193
Operating income	8,876	348	1,486	2,816	13,527	(93)	13,433
Operating income ratio	19.1%	4.0%	16.8%	19.9%	17.3%	-	21.8%
Assets	142,995	20,009	33,142	55,114	251,261	42,379	293,641

Ref:

Differences between the 3rd quarter of this year and the same period last year

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	5,894	-878	1,855	191	7,061	-	7,061
Variance(%)	14.1%	-10.1%	22.3%	6.9%	11.5%	-	11.5%
Intersegment	-624	-5	-511	4,442	3,300	-3,300	-
Total	5,271	-884	1,344	4,632	10,363	-3,300	7,061
Operating expenses	4,777	-678	64	2,473	6,637	-3,820	2,816
Operating income	494	-207	1,279	2,159	3,725	519	4,246
Variance(%)	5.6%	-59.5%	86.1%	76.7%	27.5%	-	31.6%
Assets	9,412	-1,742	-4,190	11,125	14,607	-32,996	-18,390

Notes:

1. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company. Corporate operating expenses for the three months ended Dec. 31, 2003 and 2002 are as follows:

   2003 400 million Yen 2002 450 million Yen

2. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Dec. 31, 2003 and 2002 are as follows:

   2003 30,499 million Yen 2002 56,993 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

For the three months ended December 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	8,792	10,822	11,578	4	31,197
Consolidated Sales (B)					68,688
Overseas Sales ratio A/B	12.8%	15.7%	16.9%	0.0%	45.4%
Regional Sales ratio	28.2%	34.7%	37.1%	0.0%	100.0%

For the three months ended December 31, 2002

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	8,739	10,125	8,393	-25	27,234
Consolidated Sales (B)					61,627
Overseas Sales ratio A/B	14.2%	16.4%	13.6%	0.0%	44.2%
Regional Sales ratio	32.1%	37.2%	30.8%	-0.1%	100.0%

Ref:

Differences between the 3rd quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	53	697	3,185	29	3,963
Consolidated Sales (B)					7,061
Overseas Sales ratio A/B	0.6%	6.9%	37.9%	-	14.6%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc.
Asia: Singapore, Republic of Korea, Taiwan, etc.
Other: Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (Unaudited)

(Three months ended Dec. 31, 2003 and 2002)

Millions of yen, (%), [%]

Business Category / Company	Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2002		Variance Amount	Variance %	Three months ended Sep.30, 2003	
Electro-Optics								
Domestic	20,017	(58.2)	16,391	(57.0)	3,626	22.1	19,215	(57.9)
Overseas	14,374	(41.8)	12,361	(43.0)	2,013	16.3	13,983	(42.1)
total	34,391	[50.1]	28,752	[46.7]	5,639	19.6	33,198	[49.0]
Photonics								
Domestic	654	(52.7)	820	(64.8)	-166	-20.2	852	(73.8)
Overseas	588	(47.3)	445	(35.2)	143	32.1	302	(26.2)
total	1,241	[1.8]	1,265	[2.1]	-24	-1.9	1,155	[1.7]
Information Technology								
Domestic	20,670	(58.0)	17,211	(57.3)	3,459	20.1	20,068	(58.4)
Overseas	14,962	(42.0)	12,806	(42.7)	2,156	16.8	14,285	(41.6)
total	35,632	[51.9]	30,017	[48.7]	5,615	18.7	34,353	[50.7]
Vision Care								
Domestic	8,616	(34.9)	8,725	(37.9)	-109	-1.2	9,247	(37.2)
Overseas	16,046	(65.1)	14,268	(62.1)	1,778	12.5	15,581	(62.8)
total	24,663	[35.9]	22,993	[37.3]	1,670	7.3	24,828	[36.6]
Health Care								
Domestic	6,938	(99.0)	6,681	(99.8)	257	3.8	7,220	(99.2)
Overseas	73	(1.0)	13	(0.2)	60	461.5	58	(0.8)
total	7,011	[10.2]	6,693	[10.9]	318	4.8	7,277	[10.7]
Eye Care								
Domestic	15,554	(49.1)	15,406	(51.9)	148	1.0	16,467	(51.3)
Overseas	16,119	(50.9)	14,281	(48.1)	1,838	12.9	15,639	(48.7)
total	31,674	[46.1]	29,686	[48.2]	1,988	6.7	32,106	[47.4]
Crystal								
Domestic	923	(88.8)	1,319	(90.0)	-396	-30.0	899	(88.1)
Overseas	117	(11.2)	147	(10.0)	-30	-20.4	122	(11.9)
total	1,039	[1.5]	1,466	[2.4]	-427	-29.1	1,021	[1.5]
Service								
Domestic	343	(100.0)	457	(100.0)	-114	-24.9	307	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(0.0)
total	343	[0.5]	457	[0.7]	-114	-24.9	307	[0.5]
Lifestyle Refinement								
Domestic	1,266	(91.5)	1,776	(92.4)	-510	-28.7	1,205	(90.8)
Overseas	117	(8.5)	147	(7.6)	-30	-20.4	122	(9.2)
total	1,383	[2.0]	1,923	[3.1]	-540	-28.1	1,327	[1.9]
Total Net Sales								
Domestic	37,491	(54.6)	34,394	(55.8)	3,097	9.0	37,739	(55.7)
Overseas	31,197	(45.4)	27,234	(44.2)	3,963	14.6	30,047	(44.3)
Total	68,688	[100.0]	61,627	[100.0]	7,061	11.5	67,786	[100.0]

Notes: 1.Figures of less than a million yen are omitted.

2.Figures in ( ) are percentages of business category sales.

3.Figures in [ ] are percentages of total net sales.

HOYA

2004(平成16)年3月期 第3四半期 連結決算参考資料

Fact Book 2004 - Consolidated -3rd Quarter : Three months & Nine months ended December 31, 2003

目 次 ・ Table of contents

※本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。
将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することは控えるようお願いいたします。
実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。
投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

This report is provided solely for the purpose of reference to those investors making their own evaluation at their own risks.
These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions.
HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors.
We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice.
We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※2003年3月期より「1株当たり当期純利益に関する会計基準」(企業会計基準2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しているため、過年度の年次データについても、同会計基準及び適用指針を用いて再計算しております。
Per share information for the fiscal year 2003 has been prepared based on the new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Figures of Annual Transition from previous fiscal years have been recalculated in accordance with the new accounting standard.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2000.3	2001.3	2002.3	2003.3	2004.3E
売上高・Net Sales	201,110	236,802	235,265	246,293	269,000
営業利益率・Operating Margin	17.2%	19.1%	18.7%	21.5%	24.3%
経常利益率・Ordinary Income Ratio	17.6%	20.3%	19.5%	20.7%	23.8%
当期純利益率・Return on Sales =ROS	10.3%	9.2%	10.1%	8.1%	13.8%

	2001.9	2002.9	2003.9
売上高・Net Sales	118,358	123,013	131,699
営業利益率・Operating Margin	19.3%	21.6%	23.5%
経常利益率・Ordinary Income Ratio	19.2%	20.3%	23.1%
当期純利益率・Return on Sales =ROS	11.5%	12.1%	14.4%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
売上高・Net Sales	60,321	58,037	57,088	59,819	61,242	61,771	61,627	61,653	63,913	67,786	68,688	68,614
営業利益率・Operating Margin	19.3%	19.4%	17.6%	18.4%	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	24.6%
経常利益率・Ordinary Income Ratio	20.1%	18.2%	19.9%	19.6%	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	24.2%
当期純利益率・Return on Sales =ROS	12.4%	10.7%	9.0%	8.3%	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%	15.2%	11.2%

	2002.4-12	2003.4-12
売上高・Net Sales	184,640	200,386
営業利益率・Operating Margin	21.7%	24.3%
経常利益率・Ordinary Income Ratio	20.3%	23.7%
当期純利益率・Return on Sales =ROS	6.9%	14.6%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2004-3Q」は、2004年(平成16年)3月期の第3四半期(2003年10月1日から2003年12月31日まで)の3ヶ月間の経営成績あるいは2003年12月31日現在の財政状態を表示してます。

Notes:
1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Dec.31, 2003 or condition of finance as of Dec.31, 2003 in 2004-3Q scale.

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…56社
主要会社名:(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD
(国内) HOYAヘルスケア株式会社
②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲:前期末(平成15年3月末)との比較…4社増加
・新規設立により5社増加 HOYA MICROELECTRONICS(SUZHOU) LTD.(中国) HOYA LENS DANMARK A/S(デンマーク)
HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(中国) HOYA LENS SHANGHAI LTD.(中国)
HOYA MICROELECTRONICS TAIWAN CO., LTD.(台湾)
・閉鎖により2社減少 HOYA PHOTNICS SINGAPORE PTE. LTD.(シンガポール) CONTINUUM ELECTRO-OPTICS GMBH(ドイツ)
・持分法適用→連結会社 1社変更 HOYA CANDEO OPTRONICS株式会社(日本)(旧社名:HOYA-SCHOTT株式会社)
②会計処理の方法:変更はありません

参考	当第3四半期(平成15年12月期) as of December 31, 2003	前 期(平成15年3月期) as of March 31, 2003	前期末との増減 Increase/Decrease	前第3四半期(平成14年12月期) as of December 31, 2002
連結子会社数 Consolidated Subsidiaries	56 (do 7 , os 49)	52 (do 6 , os 46)	+4 (do +1 , os +3)	52 (do 8 , os 44)
非連結子会社数 Unconsolidated Subsidiaries	− (do − , os −)	− (do − , os −)	− (do − , os −)	3 (do 3 , os −)
関連会社数 Affiliates	5 (do 5 , os −)	6 (do 6 , os −)	-1 (do -1 , os −)	6 (do 6 , os −)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os −)	(2) (do 2 , os −)	(-1) (do -1 , os −)	(2) (do 2 , os −)
合計・Total	61	58	+3	61

※. do : 国内・domestic 、os : 海外・overseas

Scope of Consolidation and Application of the Equity Method
1. Number of consolidated subsidiaries : 56 companies
Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
<Japan>HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
(Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2003
1. Changes in scope of consolidation and application of the equity method
Scope of consolidation
5 companies increased due to the establishment : HOYA MICROELECTRONICS(SUZHOU) LTD.(China)
HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(China)
HOYA LENS DANMARK A/S(Denmark)
HOYA LENS SHANGHAI LTD.(China)
HOYA MICROELECTRONICS TAIWAN CO., LTD.(Taiwan)
2 companies decreased due to the closing : HOYA PHOTNICS SINGAPORE PTE. LTD.(Singapore)
CONTINUUM ELECTRO-OPTICS GMBH(Germany)
1 company increased due to the transfer to the consolidated subsidiary :
HOYA CANDEO OPTRONICS CORPORATION(Japan)
(changed its corporate name from HOYA SCHOTT CORP.)
2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
一株当たり当期純利益・Earning Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	2000.3	2001.3	2002.3	2003.3	2004.3E
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	327.26
株主資本当期純利益率・ROE	12.4%	11.8%	11.5%	9.0%	16.7%
総資本経常利益率・Ordinary Income/Total Asset	15.0%	19.0%	16.8%	18.4%	22.8%
総資本当期純利益率・Return on Assets =ROA	8.9%	8.6%	8.7%	7.3%	13.2%

	2001.9	2002.9	2003.9
一株当たり当期純利益・EPS	117.63	127.84	166.21
株主資本当期純利益率・ROE	6.8%	6.6%	8.8%
総資本経常利益率・Ordinary Income/Total Asset	8.5%	8.8%	11.3%
総資本当期純利益率・Return on Assets =ROA	5.1%	5.2%	7.0%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
一株当たり当期純利益・EPS	64.31	53.32	44.28	42.53	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	67.30
株主資本当期純利益率・ROE	3.8%	3.1%	2.5%	2.3%	3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%	5.0%	3.6%
総資本経常利益率・Ordinary Income/Total Asset	4.6%	4.0%	4.2%	4.3%	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	5.9%
総資本当期純利益率・Return on Assets =ROA	2.8%	2.3%	1.9%	1.8%	2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%	3.9%	2.7%

	2002.4-12	2003.4-12
一株当たり当期純利益・EPS	109.55	259.73
株主資本当期純利益率・ROE	5.8%	13.5%
総資本経常利益率・Ordinary Income/Total Asset	13.1%	17.3%
総資本当期純利益率・Return on Assets =ROA	4.5%	10.7%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2000.3	2001.3	2002.3	2003.3	2004.3E
営業利益・Operating Profit	34,688	45,127	43,897	52,982	65,500
経常利益・Ordinary Income	35,484	48,184	45,774	50,874	64,100
当期純利益・Net Income	20,715	21,860	23,740	20,037	37,000
平均為替レート・Exchange rate(¥/US$)	110.70	111.19	125.89	121.20	112.22
EURO平均為替レート・Exchange rate(¥/EURO)	-	100.47	110.98	121.48	132.06

	2001.9	2002.9	2003.9
営業利益・Operating Profit	22,847	26,549	30,936
経常利益・Ordinary Income	22,697	25,027	30,395
当期純利益・Net Income	13,660	14,845	18,924
平均為替レート・Exchange rate(¥/US$)	122.03	121.99	117.73
EURO平均為替レート・Exchange rate(¥/EURO)	107.93	117.41	134.03

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
営業利益・Operating Profit	11,613	11,234	10,068	10,982	12,598	13,951	13,433	13,000	14,536	16,400	17,679	16,885
経常利益・Ordinary Income	12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412	14,757	15,638	17,091	16,614
当期純利益・Net Income	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	7,857
平均為替レート・Exchange rate(¥/US$)	122.80	121.25	126.02	133.50	123.77	120.22	121.83	119.00	119.25	116.20	108.46	105.00
EURO平均為替レート・Exchange rate(¥/EURO)	106.54	109.33	112.40	115.65	116.58	118.24	122.68	128.44	136.94	131.11	130.22	130.00

	2002.4-12	2003.4-12
営業利益・Operating Profit	39,982	48,615
経常利益・Ordinary Income	37,462	47,486
当期純利益・Net Income	12,720	29,343
平均為替レート・Exchange rate(¥/US$)	121.94	114.64
EURO平均為替レート・Exchange rate(¥/EURO)	119.16	132.76

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2000.3	2001.3	2002.3	2003.3	2004.3E
情報通信分野	Electro-Optics	44.8%	47.4%	43.1%	45.3%	49.3%
(Information Technology)	Photonics	3.6%	2.8%	3.1%	2.2%	1.7%
アイケア分野	Vision Care	35.7%	36.4%	39.6%	38.3%	36.3%
(Eye Care)	Health Care	9.7%	8.5%	9.8%	10.9%	10.6%
生活文化分野	Crystal	5.2%	4.2%	3.7%	2.7%	1.6%
(Lifestyle Refinement)	Service	0.9%	0.7%	0.7%	0.6%	0.5%

	2001.9	2002.9	2003.9
Electro-Optics	43.9%	44.4%	47.9%
Photonics	3.0%	2.5%	1.7%
Vision Care	39.1%	38.4%	37.3%
Health Care	9.3%	10.8%	10.8%
Crystal	4.0%	3.3%	1.8%
Service	0.7%	0.6%	0.5%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
Electro-Optics	44.7%	43.1%	42.6%	42.1%	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	50.1%	51.1%
Photonics	3.0%	3.0%	2.9%	3.3%	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	1.8%
Vision Care	38.2%	39.9%	39.5%	40.8%	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	35.0%
Health Care	9.0%	9.7%	10.5%	10.1%	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.5%
Crystal	4.5%	3.6%	3.8%	3.1%	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.1%
Service	0.6%	0.7%	0.7%	0.6%	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%

	2002.4-12	2003.4-12
Electro-Optics	45.2%	48.7%
Photonics	2.3%	1.7%
Vision Care	38.1%	36.8%
Health Care	10.8%	10.6%
Crystal	3.0%	1.7%
Service	0.6%	0.5%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2000.3	2001.3	2002.3	2003.3	2004.3E
北米・North America	11.1%	14.5%	15.7%	14.5%	12.5%
欧州・Europe	11.5%	10.5%	12.3%	13.2%	14.0%
アジア・Asia	4.0%	3.7%	4.2%	4.8%	4.6%
日本・Japan	73.4%	71.3%	67.8%	67.5%	68.9%

	2001.9	2002.9	2003.9
北米・North America	15.2%	15.0%	13.4%
欧州・Europe	11.1%	12.4%	13.6%
アジア・Asia	4.1%	4.9%	4.7%
日本・Japan	69.6%	67.7%	68.3%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
北米・North America	15.3%	15.0%	15.2%	17.3%	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	12.1%
欧州・Europe	11.0%	11.1%	13.3%	13.9%	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	14.0%
アジア・Asia	3.8%	4.5%	4.1%	4.5%	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.5%
日本・Japan	69.9%	69.4%	67.4%	64.3%	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	69.4%

	2002.4-12	2003.4-12
北米・North America	14.7%	12.7%
欧州・Europe	12.8%	14.0%
アジア・Asia	4.7%	4.5%
日本・Japan	67.8%	68.8%

6. 第3四半期 事業の種類別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Business Segment


Oct.1～Dec.31, 2003 VS Oct.1～Dec.31, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
Consolidated Basis
ホトニクス・Photonics
ビジョンケア・Vision Care
ヘルスケア・Health Care
エレクトロオプティクス・Electoro-Optics
サービス・Service
クリスタル・Crystal
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operation Margin
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%

Oct.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	34.7%	19.6%
Photonics	2.2%	-1.9%
Vision Care	18.1%	7.3%
Health Care	19.2%	4.8%
Crystal	-4.8%	-29.1%
Service	11.5%	-24.9%
CONSOLIDATED	25.7%	11.5%

Oct.1, 2002 - Dec.31, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.8%	18.3%
Photonics	1.7%	-23.4%
Vision Care	13.1%	2.0%
Health Care	18.6%	11.1%
Crystal	-3.4%	-31.9%
Service	5.3%	11.7%
CONSOLIDATED	21.8%	8.0%

7. 第3四半期 所在地別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Geographical Segment


Oct.1～Dec.31, 2003 VS Oct.1～Dec.31, 2002
日本・Japan
欧州・Europe
アジア・Asia
北米・North America
Consolidated Basis
Consolidated Basis
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%

Oct.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.1%	14.1%
北米・North America	1.8%	-10.1%
欧州・Europe	27.1%	22.3%
アジア・Asia	26.5%	6.9%
CONSOLIDATED	25.7%	11.5%

Oct.1, 2002 - Dec.31, 2002

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	19.1%	8.9%
北米・North America	4.0%	-0.1%
欧州・Europe	18.8%	9.8%
アジア・Asia	19.9%	16.5%
CONSOLIDATED	21.8%	8.0%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移(Annual Trasition)
Electro-Optics
Vision Care
Health Care
Service
Crystal
Photonics
1999.3
2000.3
2001.3
2002.3
2003.3
Electoro-Optics
Photonics


中間推移(Interim Trasition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
2001.9
2002.9
2003.9
Vision Care


四半期毎の推移(Quarter Trasition)
Electro-Optics
Health Care
Vision Care
四半期毎の推移(Quarter Trasition)
Service
Crystal
Photonics
Health Care
Crystal
Service


4月-12月推移
(Apr. to Dec. Transition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
2002.4-12
2003.4-12

		1999.3	2000.3	2001.3	2002.3	2003.3
情報通信分野	Electro-Optics	21.8%	24.9%	30.8%	27.3%	30.8%
(Information Technology)	Photonics	2.7%	-0.8%	-13.6%	-6.5%	-10.7%
アイケア分野	Vision Care	16.8%	16.2%	12.3%	15.5%	16.0%
(Eye Care)	Health Care	13.1%	11.7%	11.1%	14.3%	19.0%
生活文化分野	Crystal	11.4%	7.4%	2.9%	0.0%	-0.2%
(Lifestyle Refinement)	Service	6.5%	0.6%	3.2%	5.4%	5.3%

2001.9	2002.9	2003.9
28.1%	30.5%	32.7%
-5.5%	-15.3%	-2.3%
15.2%	17.4%	15.9%
13.9%	19.0%	22.6%
2.5%	4.9%	-3.8%
8.5%	5.7%	6.5%

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q
28.0%	28.2%	26.4%	26.2%	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%
-6.9%	-4.2%	-6.9%	-8.0%	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%	2.2%
15.4%	15.1%	13.3%	17.9%	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%
12.9%	14.7%	16.0%	13.6%	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%
6.3%	-2.5%	-1.1%	-5.2%	8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%	-4.8%
8.4%	8.6%	3.8%	1.6%	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%

2002.4-12	2003.4-12
31.3%	33.4%
-10.4%	-0.7%
16.0%	16.7%
18.9%	21.4%
2.7%	-4.1%
5.6%	8.1%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	12.7%	11.0%	15.3%	16.9%	14.9%
欧州・Europe	14.0%	13.8%	15.2%	16.2%	15.8%
アジアおよびその他・Asia	12.2%	12.1%	11.6%	10.7%	13.3%
日本・Japan	61.1%	63.1%	57.9%	56.2%	56.0%

	2001.9	2002.9	2003.9
北米・North America	16.8%	15.4%	14.6%
欧州・Europe	15.2%	15.5%	14.7%
アジアおよびその他・Asia	10.1%	12.5%	15.4%
日本・Japan	57.9%	56.6%	55.3%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q
北米・North America	15.8%	17.9%	15.2%	18.7%	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%
欧州・Europe	15.7%	14.8%	16.7%	17.7%	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%
アジアおよびその他・Asia	10.8%	9.3%	11.7%	10.8%	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%
日本・Japan	57.7%	58.0%	56.4%	52.8%	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%

	2002.4-12	2003.4-12
北米・North America	15.0%	14.0%
欧州・Europe	15.7%	15.0%
アジアおよびその他・Asia	12.9%	15.9%
日本・Japan	56.4%	55.1%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Aannual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2000.3	2001.3	2002.3	2003.3	2004.3E
総資産・Total Assets	239,341	267,610	278,067	274,288	288,000
株主資本・Shareholders' Equity	175,145	195,333	219,180	224,218	218,000
株主資本比率・Shareholders' Equity Ratio	73.2%	73.0%	78.8%	81.7%	75.7%

	2001.9	2002.9	2003.9
総資産・Total Assets	268,316	291,099	265,734
株主資本・Shareholders' Equity	204,363	227,964	205,213
株主資本比率・Shareholders' Equity Ratio	76.2%	78.3%	77.2%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3E
総資産・Total Assets	263,751	268,316	268,749	278,067	277,988	291,099	293,641	274,288	290,686	265,734	275,251	288,000
株主資本・Shareholders' Equity	198,590	204,363	213,285	219,180	219,695	227,964	222,735	224,218	233,082	205,213	209,987	218,000
株主資本比率・Shareholders' Equity Ratio	75.3%	76.2%	79.4%	78.8%	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.7%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	1999.3	2000.3	2001.3	2002.3	2003.3
株主数(名)・Number of Shareholders	5,216	4,928	7,835	6,872	7,459
外人持株比率・Ratio of Foreign Shareholders	27.3%	29.9%	32.4%	34.2%	38.1%

	2001.9	2002.9	2003.9
株主数(名)・Number of Shareholders	8,421	7,786	7,545
外人持株比率・Ratio of Foreign Shareholders	33.8%	36.1%	46.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.
株主数(名)・Number of Shareholders	7,831	8,421	8,435	6,872	6,828	7,786	7,684	7,459	7,456	7,545	7,454
外人持株比率・Ratio of Foreign Shareholders	32.4%	33.8%	33.9%	34.2%	34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
4月−12月推移 (Apr. to Dec. Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

	2000.3	2001.3	2002.3	2003.3	2004.3E
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	316.61	464.99	377.57	343.31	510.92
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	327.26
1株当たり配当金・Cash dividends Per Share	35.00	50.00	50.00	50.00	N/A
1株当たり純資産・Shareholders' Equity Per Share	1,506.21	1,680.45	1,886.20	1,945.16	1,959.78

	2001.9	2002.9	2003.9
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	196.45	211.46	251.09
一株当たり当期純利益・EPS	117.63	127.84	166.21
1株当たり配当金・Cash dividends Per Share	25.00	25.00	50.00
1株当たり純資産・Shareholders' Equity Per Share	1,759.87	1,963.19	1,845.23

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	102.50	93.95	86.75	94.35	100.67	110.78	24.93	106.99	125.39	125.71	138.88	121.06
一株当たり当期純利益・EPS	64.31	53.32	44.28	42.53	59.15	68.70	−18.29	61.62	85.05	81.12	93.68	67.30
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,710.15	1,759.87	1,836.71	1,887.50	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,959.78

	2002.4-12	2003.4-12
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	236.40	389.76
一株当たり当期純利益・EPS	109.55	259.73
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,918.30	1,887.57

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	1999.3	2000.3	2001.3	2002.3	2003.3
株価収益率・PER	44.47	55.03	43.73	44.50	41.79
株価キャッシュフロー倍率・PCFR	21.63	30.64	17.55	23.94	20.83
株価純資産倍率・PBR	4.93	6.44	4.86	4.79	3.68
期末株価・Stock Price(円・¥)	6,720	9,700	8,160	9,040	7,150

	2001.9	2002.9	2003.9
株価収益率・PER	52.71	59.06	52.04
株価キャッシュフロー倍率・PCFR	31.56	35.70	34.45
株価純資産倍率・PBR	3.52	3.85	4.69
期末株価・Stock Price(円・¥)	6,200	7,550	8,650

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q
株価収益率・PER	122.84	116.28	176.83	212.56	147.42	109.90	8,291.71	116.03	97.24	106.63	105.04
株価キャッシュフロー倍率・PCFR	77.07	65.99	90.26	95.81	86.62	68.15	333.33	66.83	65.95	68.81	70.85
株価純資産倍率・PBR	4.62	3.52	4.26	4.79	4.61	3.85	4.33	3.67	4.09	4.69	5.21
期末株価・Stock Price(円・¥)	7,900	6,200	7,830	9,040	8,720	7,550	8,310	7,150	8,270	8,650	9,840

	2002.4-12	2003.4-12
株価収益率・PER	75.86	37.89
株価キャッシュフロー倍率・PCFR	35.15	25.25
株価純資産倍率・PBR	4.33	5.21
期末株価・Stock Price(円・¥)	8,310	9,840

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


出来高・Trading Volume(千株・Million Sheares)
株価・Stock Price(円・¥)
1997年3月期 (Year ended March 1997) 最高値 H…1月(Jan.)¥3,700 最安値 L…4月(Apr.)¥2,200
1998年3月期 (Year ended March 1998) 最高値 H…2月(Feb.)¥5,640 最安値 L…7月(Jul.)¥3,050
1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,640
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720
2004年3月期('03.12末現在) (Year ending March '04/As of Dec. '03) 最高値 H…11月(Nov.)¥10,550 最安値 L…5月(May.)¥6,690

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
当期純利益・Net Income
減価償却費・Depreciation
設備投資額・Capital Expenditure

	2000.3	2001.3	2002.3	2003.3	2004.3E
減価償却費・Depreciation	16,050	32,137	20,104	19,792	20,500
当期純利益・Net Income	20,715	21,860	23,740	20,037	37,000
キャッシュフロー・Cash Flow Total	36,765	53,997	43,844	39,829	57,500
設備投資額・Capital Expenditure	17,770	39,672	19,585	15,948	35,000

	2001.9	2002.9	2003.9
減価償却費・Depreciation	9,153	9,710	9,663
当期純利益・Net Income	13,660	14,845	18,924
キャッシュフロー・Cash Flow Total	22,813	24,555	28,587
設備投資額・Capital Expenditure	10,279	6,798	10,826

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
減価償却費・Depreciation	4,435	4,718	4,932	6,019	4,823	4,887	5,020	5,061	4,645	5,018	5,027	5,809
当期純利益・Net Income	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	7,657
キャッシュフロー・Cash Flow Total	11,903	10,910	10,074	10,957	11,691	12,864	2,895	12,378	14,440	14,147	15,446	13,466
設備投資額・Capital Expenditure	5,603	4,675	5,010	4,297	2,664	4,134	4,794	4,354	6,269	4,557	7,965	16,208

	2002.4-12	2003.4-12
減価償却費・Depreciation	14,731	14,690
当期純利益・Net Income	12,720	29,343
キャッシュフロー・Cash Flow Total	27,451	44,033
設備投資額・Capital Expenditure	11,593	18,791

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2000.3	2001.3	2002.3	2003.3	2004.3E
研究開発費・R&D Expenses	7.7	7.3	7.3	8.7	9.8
売上高研究開発費比率・R&D Exp./Net Sales	3.7%	3.1%	3.1%	3.5%	3.7%

	2001.9	2002.9	2003.9
研究開発費・R&D Expenses	3.3	4.2	4.7
売上高研究開発費比率・R&D Exp./Net Sales	2.8%	3.4%	3.5%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4QE
研究開発費・R&D Expenses	1.7	1.6	1.9	2.1	2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6
売上高研究開発費比率・R&D Exp./Net Sales	2.8%	2.8%	3.3%	3.4%	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.8%

	2002.4-12	2003.4-12
研究開発費・R&D Expenses	6.2	7.2
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.6%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
手元資金・Cash and Cash Equivalents (consolidated)


中間推移
(Interim Transition)


四半期毎の推移(Quarter Transition)
連結手元流動性(月)・Liquidity(Group) / month

	1999.3	2000.3	2001.3	2002.3	2003.3
手元資金 ・Cash and Cash Equivalents (consolidated)	43,507	51,654	51,697	66,321	75,694
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.1	2.6	3.4	3.5

	2001.9	2002.9	2003.9
手元資金 ・Cash and Cash Equivalents (consolidated)	51,125	88,068	62,895
連結手元流動性(月)・Liquidity(Group) / month	2.6	4.3	3.2

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.
手元資金 ・Cash and Cash Equivalents (consolidated)	45,987	51,125	51,769	66,321	71,941	88,068	87,434	75,694	81,498	62,895	66,125
連結手元流動性(月)・Liquidity(Group) / month	2.3	2.6	2.7	3.3	3.5	4.3	4.3	4.0	3.7	3.2	2.8

18. 有利子負債・ Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
短期借入金・Short-term Borrowings


中間推移
(Interim Transition)
長期借入金・Long-term Loans


四半期末の推移(Quarter Transition)
借入金依存度・Debt/Total Assets

	1999.3	2000.3	2001.3	2002.3	2003.3
短期借入金・Short-term Borrowings	5,355	3,408	4,630	3,378	2,284
長期借入金・Long-term Loans	59	275	424	569	7
小計・SUB TOTAL	5,414	3,683	5,054	3,947	2,291
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	5,414	3,683	5,054	3,947	2,291
借入金依存度・Debt/Total Assets	2.3%	1.5%	1.9%	1.4%	0.8%

	2001.9	2002.9	2003.9
短期借入金・Short-term Borrowings	3,176	3,264	2,050
長期借入金・Long-term Loans	406	417	150
小計・SUB TOTAL	3,582	3,681	2,200
割引手形・Notes Discounted	-	-	-
合計・TOTAL	3,582	3,681	2,200
借入金依存度・Debt/Total Assets	1.3%	1.3%	0.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.
短期借入金・Short-term Borrowings	4,709	3,176	3,487	3,378	3,098	3,264	2,549	2,284	2,201	2,050	1,297
長期借入金・Long-term Loans	385	406	597	569	569	417	15	7	150	150	0
小計・SUB TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200	1,297
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200	1,297
借入金依存度・Debt/Total Assets	1.9%	1.3%	1.5%	1.4%	1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高]
・Inventories [end of period]


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	1999.3	2000.3	2001.3	2002.3	2003.3
棚卸資産[期末在高] ・Inventories [end of period]	29,826	32,822	36,506	35,595	32,360
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.1	3.2	3.1

	2001.9	2002.9	2003.9
棚卸資産[期末在高] ・Inventories [end of period]	35,817	35,024	33,360
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.2	2.8

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.
棚卸資産[期末在高] ・Inventories [end of period]	36,490	35,817	37,085	35,595	35,895	35,024	33,811	32,360	34,437	33,360	33,804
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.3	3.2	3.2	3.2	3.1	3.0	2.9	2.8	2.8

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
日本・Japan
アジア・Asia
欧州・Europe
北米・North America

	1999.3	2000.3	2001.3	2002.3	2003.3
北米・North America	316	422	1,575	1,516	1,445
欧州・Europe	1,314	2,055	2,000	2,102	2,082
アジア・Asia	4,117	4,579	5,838	6,411	7,346
日本・Japan	3,667	3,595	3,553	3,282	3,150
総従業員数 ・Number of Total Employees	9,414	10,651	12,966	13,311	14,023

	2001.9	2002.9	2003.9
北米・North America	1,512	1,496	1,365
欧州・Europe	1,922	2,099	1,851
アジア・Asia	5,986	6,865	8,555
日本・Japan	3,520	3,251	3,142
総従業員数 ・Number of Total Employees	12,940	13,711	14,913

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.
北米・North America	1,549	1,512	1,547	1,516	1,508	1,496	1,386	1,445	1,434	1,365	1,328
欧州・Europe	1,846	1,922	2,024	2,102	2,125	2,099	2,085	2,082	2,050	1,851	1,801
アジア・Asia	5,869	5,986	6,212	6,411	6,500	6,865	7,046	7,346	7,759	8,555	9,333
日本・Japan	3,583	3,520	3,490	3,282	3,273	3,251	3,269	3,150	3,077	3,142	3,127
総従業員数 ・Number of Total Employees	12,847	12,940	13,273	13,311	13,406	13,711	13,788	14,023	14,320	14,913	15,589

21. 9ヶ月間 事業の種類別セグメント情報[成長性と収益性]・Nine months Sales Growth and Profitability by Business Segment


Apr.1, 2003～Dec.31, 2003 VS Apr.1, 2002～Dec.31, 2002
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
Consolidated Basis
ヘルスケア・Health Care
ビジョンケア・Vision Care
エレクトロオプティクス・Electoro-Optics
サービス・Service
ホトニクス・Photonics
クリスタル・Crystal
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operation Margin
25.0%
15.0%
5.0%
-5.0%
-15.0%
-20.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2003 – Dec.31, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	17.0%
Photonics	-0.7%	-19.3%
Vision Care	16.7%	5.0%
Health Care	21.4%	6.1%
Crystal	-4.1%	-38.6%
Service	8.1%	-13.4%
CONSOIDATED	24.3%	8.5%

Apr.1, 2002 – Dec.31, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
Electro-Optics	31.3%	9.3%
Photonics	-10.4%	-18.9%
Vision Care	16.0%	2.2%
Health Care	18.9%	16.9%
Crystal	2.7%	-19.7%
Service	5.6%	-4.0%
CONSOIDATED	21.7%	5.2%

22. 9ヶ月間 所在地別セグメント情報[成長性と収益性]・Nine Months Sales Growth and Profitability by Geographical Segment


Apr.1, 2003～Dec.31, 2003 VS Apr.1, 2002～Dec.31, 2002
欧州・Europe
アジア・Asia
日本・Japan
北米・North America
Consolidated Basis
Consolidated Basis
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
25.0%
15.0%
5.0%
-5.0%
-15.0%
-25.0%
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2003 – Dec.31, 2003

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本・Japan	19.0%	10.1%
北米・North America	4.2%	-6.4%
欧州・Europe	23.1%	19.2%
アジア・Asia	22.0%	3.8%
CONSOIDATED	24.3%	8.5%

Apr.1, 2002 – Dec.31, 2002

	売上高営業利益率 Operating Profit ratio	売上高成長率 Sales Growth ratio
日本・Japan	19.4%	3.5%
北米・North America	2.9%	1.9%
欧州・Europe	16.1%	14.4%
アジア・Asia	19.0%	20.5%
CONSOIDATED	21.7%	5.2%

23. 「参考」グループ連結経営(2003.12.31.現在) / HOYA's Global Group Management(As of December 31, 2003)

グローバル本社（GLOBAL HEADQUARTERS）
（グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY）

法務・財務の支援（Legal & Financial Support）

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAオプティクス株式会社(HOYA OPTICS CORP.) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.)★ NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL TAIWAN CO., LTD. KOREA OPTICAL GLASS CO.LTD HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRO QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD.☆ HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.☆ HOYA MICROELECTRONICS TAIWAN CO., LTD ☆☆☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.☆☆		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD.
HOYA CORPORATION USA HOYA PHOTONICS, INC. NEW CHROMEX, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS, INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S☆		欧州 / EUROPE HOYA HOLDINGS NV FHQ

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:

※：持分法適用会社 / Affiliates accounted for by the equity method

☆：2004年3月期第1四半期に設立/Established in 2004-1Q.

☆☆：2004年3月期第2四半期に設立/Established in 2004-2Q.

☆☆☆：2004年3月期第3四半期に設立/Established in 2004-3Q.

★：2004年3月期第1四半期に持分法適用会社から連結会社に変更。2003年12月に事業統合・社名変更。/ Changed to a consolidated subsidiary in 2004-1Q from an affiliate accounted by the equity method. December 2003, integrated the businesses and renamed.

HOYA

April 21, 2004

FINANCIAL REPORT 2004

For the year ended March 31, 2004

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:
1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in the year ended March 31, 2004 are unaudited.
3.This report is just translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

HOYA

Annual Financial Highlights (unaudited)

April 21, 2004

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the years ended March 31, 2004 and 2003

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Years ended March 31, 2004	2003	Variance (%)
Net sales	271,443	246,293	10.2
Operating income	68,166	52,982	28.7
Ordinary income	66,554	50,874	30.8
Net income	39,548	20,037	97.4
Basic net income per share (Yen)	350.96	171.10	
Diluted net income per share (Yen)	350.56	171.08	
ROE	17.8%	9.0%	
Ordinary income / total assets	23.6%	18.4%	
Ordinary income / net sales	24.5%	20.7%	

Notes : No changes have been made in accounting policy.

(2)Dividends	Years ended March 31, 2004	2003
Annual cash dividends per share (Yen)	100.00	50.00

(3)Financial Position	As of March 31, 2004	2003
Total assets	289,887	274,288
Shareholders' equity	218,978	224,218
Shareholders' equity ratio	75.5%	81.7%
Shareholders' equity per share (Yen)	1,967.60	1,945.16

(4)Conditions of Cash Flow	2004	2003
Net cash provided by operating activities	78,743	38,390
Net cash used in investing activities	-28,338	-13,583
Net cash provided by (used in) financing activities	-42,853	-14,547
Cash and cash equivalents, end of period	80,425	75,694

Ref:Performance of HOYA CORPORATION for the years ended March 31, 2004 and 2003

	2004	2003	Variance(%)
Net sales	183,771	159,432	15.3
Operating income	28,341	26,536	6.8
Ordinary income	33,610	29,460	14.1
Net income	15,558	8,852	75.8
EPS (Yen)	138.24	75.27	
Total assets	209,673	209,387	
Shareholders' equity	143,617	166,374	

1.Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 55 consolidated subsidiaries (6 in Japan and 49 overseas) and five affiliates (5 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the five affiliates, one (1in Japan) is accounted for using the equity method (as of March 31, 2004).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional holding companies in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Crystal
(area)
Japan
Asia
(Holding company)
North America
(Holding company)
Europe
(Holding company & Financial Headquarters)
Legal and Financial Support
Global Business Expansion

Business Categories	Industries	Products and Services	Major Subsidiaries and Affiliates
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Electronic glass, Optical communication related devices, etc.	HOYA CORP. Electronics; Optics; MD Divisions HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD. HOYA CANDEO OPTRONICS CORPORATION
	Photonics	Lazer equipments for industrial, and medical purposes	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPORATION

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Electronics Division,
Optics Division,
MD Division
EYECARE COMPANY
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA CRYSTAL, INC.
and, Vision Care North America Branches
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND N.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
KOREA OPTICAL GLASS CO.,LTD.
HOYA OPTICAL ASIA CO.,LTD.
HOYA OPT-ELECTRO QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
NSG PHILIPPINES, INC.
ADVANCED DISK TECHNOLOGY SDN.BHD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR - TECHNOLOGIES CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 3 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS

Italic : affiliates accounted for by the equity method

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management "Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Corporate Governance (Outside board members)

We believe a business should be run so as to maximize its shareholder value. At HOYA, in order for the board of directors - as representatives of the shareholders' interests - to be fully functional, outside directors have long been invited to participate therein to provide oversight and advice. As of June 2003, the number of outside directors has been increased to five, comprising a majority of the board.

Simultaneously in June 2003, in order to separate the monitoring of management from the execution of business operations, the Company has shifted to a committee establishing company. All the three committees, being the Nomination, Remuneration and Audit Committees, are composed solely of outside directors so as to strengthen the Company's monitoring function under their fair judgment.

3. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

4. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

5. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

3. Business Overview

3-1. Results of Operations

(1) General Overview

Results of Operations	Millions of Yen Year ended Mar. 31, 2004
Net sales	271,443
Operating income	68,166
Ordinary income	66,554
Net income	39,548
EPS (Yen)	350.96

During the fiscal year under review, a trend towards economic recovery became more evident centered on the semiconductor and electronic component industries, while plant and equipment investment by IT-related industries experienced a worldwide boom. In Japan, with digital home appliances acting as an engine for market growth, coupled with a recovery in exports by the manufacturing sectors, corporate earnings showed an upward trend on the back of beneficial effects from on-going corporate restructuring. However, in the non-manufacturing sector, a gap in domestic demand and a deflationary trend seemed to have dulled expectations of economic recovery, thus personal consumption has remained stagnant, being unable to shake off the negative influence of uncertainties in terms of employment and future income.
On the currency market, during the fiscal year under review, the exchange rate of the US dollar depreciated by 7.0%, while that of the Thai baht fell 2.1%, respectively against the Japanese yen. On the other hand, the euro appreciated by 9.2% against the Japanese yen.

Under the above business environment, in the Electro-Optics segment of the HOYA Group, orders for high precision products increased on the back of enhanced needs among clients for development of new products. In the Vision Care division, the overseas market for eyeglass lenses was solid, while, in the Health Care division, contact lenses and intraocular lenses sold solidly. As a result, consolidated sales over the fiscal year under review increased 10.2% year-on-year to a record high.

Annual net sales (Million Yen) and average exchange rate (Yen/USD & EURO)


(Million Yen)
(Yen/USD or EURO)
300,000
250,000
200,000
150,000
100,000
50,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
128.76
110.70
111.19
125.89
121.20
132.65
112.76
100.47
110.98
121.48
201,290
201,110
236,802
235,265
246,293
271,443
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Net sales
average exchange rate (USD)
(EURO)

Ratio of Net Sales by Business Segment


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the fiscal year under review, in the Electro-Optics segment, HOYA received an increased volume of orders for high-precision products and the main factories were kept fully operational. In the Eye Care segment, while some eyeglass lenses endured a trend towards lowered prices, HOYA secured profitability by reinforcing sales of high-value-added products. In the Health Care division, too, HOYA continued sales of high-value-added products. As a result, on a Group basis, operating income and ordinary income increased 28.7% and 30.8% respectively on a year-on-year basis.

Consequent to the posting of approximately 24 billion yen under extraordinary losses during the same period of the previous year that included approximately 15 billion yen to cover the amount required in connection with the dissolution process of the Company's employee pension fund as well as approximately 3.7 billion yen as lump sum severance pay in connection with business reforms, etc., net income increased substantially by 97.4% year-on-year. Net income per share increased 179.86 yen year-on-year. The respective income as well as sales represented record annual results respectively.

Profits (Million Yen)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
33,612
17,836
34,688
35,484
20,715
48,184
21,860
43,897
45,774
23,740
52,982
50,874
20,037
66,554
39,548
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Operating Income
Ordinary Income
Net Income

The management at HOYA strives hard to increase shareholder value in response to shareholder expectations. Considering the results of the fiscal year under review, the management proposes that a year-end dividend for the fiscal year be 50 yen per share. Consequently, the total dividend for the fiscal year, including an interim dividend of 50 yen per share already paid, will amount to 100 yen per share, an increase of 50 yen per share on a year-on-year basis.

(2) Segment Overview

1)Information Technology

Electro-Optics



Annual Net sales of Electro-Optics (Million Yen)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
86,943
90,174
112,341
101,496
111,460
135,071
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

In terms of mask blanks for manufacturing semiconductors, as the precision of semiconductors traded on the market was steadily enhanced, HOYA benefited from strong demand for such high-precision products as blanks for state-of-the-art phase-shift masks, etc., and sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, the semiconductor market fared well with digital home appliances acting as its engine for growth. In terms of large-sized masks for LCDs, HOYA benefited from strong demand for masks as consumer demand for LCD televisions expanded and LCD panel manufacturers initiated new production lines. Sales of both products increased on a year-on-year basis.

In terms of glass disks for hard disk drives (HDDs), thanks to a recovery in sales of personal computers, and to a growth of the market of such small-caliber products as 1.0 inch and 1.8 inch disks, etc., demand expanded favorably and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital products such as digital cameras, etc. grew substantially in the market, and sales of our optical lenses such as molded aspheric lenses, etc. fared well. Sales increased on a year-on-year basis.

Photonics



Annual Net sales of Photonics (Million Yen)
10,000
8,000
6,000
4,000
2,000
0
8,792
7,247
6,533
7,157
5,485
4,116
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

In terms of laser-related equipment, sales of products for industrial use decreased slightly due to a pause in plant and equipment investment by flat panel manufacturers in the first half of the fiscal year. As a result, overall sales decreased on a year-on-year basis.

2) Eye Care

Vision Care

Annual Net sales of Vision Care (Million Yen)


120,000
100,000
80,000
60,000
40,000
20,000
0
69,857
71,753
86,198
93,184
94,388
98,203
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

In the domestic eyeglass market, in spite of a moderate recovery, tough conditions persisted as the market continued to gravitate towards low-priced products. HOYA promoted sales of its high-value-added products, such as newly designed progressive lenses and newly introduced coated products, etc., and secured sales of products in the upper-price band but sales quantity of ordinary products decreased. Overall, sales decreased on a year-on-year basis.

Overseas, a considerable volume of low-priced products circulated in the market and the price competition for generic products intensified. HOYA, however, strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc., which resulted in an increase in the average unit price of all such products, and sales increased on a year-on-year basis.

As a result, the overall sales of the division increased on a year-on-year basis.
This sales growth was also helped by a weaker yen against the euro in spite of a stronger yen against the US dollar in the currency market on a year-on-year basis.

Health Care

Annual Net sales of Health Care (Million Yen)


32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
19,552
19,541
20,129
23,105
26,716
28,380
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

In terms of contact lenses, while price competition in the market intensified among discount retailers, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its E-system of lens compensation services and by improving its face-to-face services to clients by capitalizing on its expertise. Sales increased on a year-on-year basis.

Sales of intraocular lenses increased on a year-on-year basis thanks to continued strong sales of popular soft intraocular lenses.

3) Lifestyle Refinement

Crystal


Annual Net sales of Crystal (Million Yen)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,267
10,516
9,942
8,788
6,719
4,321
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

Sales of crystal decreased on a year-on-year basis due to stagnant corporate demand and personal consumption as well as to implementation of reforms and downsizing in business in order to reconstruct the brand.

3-2. Financial Position

	Millions of Yen As of Mar. 31, 2004
Total assets	289,887
Shareholders' equity	218,978
Shareholders' equity ratio	75.5%

At the end of the year under review, current assets increased Yen 15,126 million and also fixed assets increased Yen 722 million against the end of the previous year. As a result, total assets increased Yen 15,599 million. Shareholders'equity decreased Yen 5,240 million due to increase of treasury stock as a negative factor of Yen 32,452 million in spite of increase of retained earnings.

3-3. Conditions of Cash Flows

	Millions of Yen Year ended Mar. 31, 2004
Net cash provided by operating activities	78,743
Net cash used in investing activities	-28,338
Net cash provided by (used in) financing activities	-42,853
Cash and cash equivalents, end of period	80,425

In terms of Cash flows from operating activities, on the basis of Yen 55.4 billion in Income beforeincome taxes and minority interests, Yen 19.9 billion of Depreciation and amortization, Net cash provided by operating activities amounted to Yen 78.7 billion. Net cash used in investing activities amounted to Yen 28.3 billion centered mainly on the reinforcement of plant and equipment for Electro-ptics segment. Free cash flow amounted to Yen 50.4 billion, while the Company paid Yen 32.9 billion for purchase of treasury stock.. Amount of Cash and cash equivalent increased by Yen 4.7 billion in comparison to that of the beginning of the fiscal year.

3-4. Business Plans for the Year Ending March 31, 2005

1) Environment across the world

In the succeeding fiscal year, with the scheduled Olympic Games in Athens, it is expected that the movement of people, goods and money will become more active, consumption will be stimulated, and the market in the first half of the term will keep growing steadily continuing the favorable conditions of the fiscal year under review. The economy in the United States backed by robust consumption is expected to drive business around the world. On the other hand, with the situation getting tenser in Iraq, if there was a substantial change in policy after the presidential election in the coming autumn, business conditions could worsen. In the event that such deterioration was acute, economies in Asia including Japan and China, etc. would be affected substantially.

In Europe, the economy is expected to grow steadily with increased exports notwithstanding a strong euro. In Asia, the Chinese economy is expected to record strong growth. However, in the event of a substantial cyclical adjustment set therein due to its sharp growth, Japan, which has increased investment in and trade with China, would be affected substantially.

In Japan, corporate restructuring is almost complete and its economy is expected to grow moderately driven by robust business among large manufacturing companies. Large companies have reinforced the durability of their businesses against a strong yen. However, if the US dollar weakens further, export companies would be affected substantially.

2) Market Environment

Markets related to the electronics sector are expected to continue expanding driven by the boom in digital home appliances. It is expected that new device products featuring semiconductors of various sorts will be mass-produced and trial manufacture of next-generation products be started; plant and equipment investment for large-sized LCD panels continued; demand for HDDs grow sharply due to a market shift towards notebook PCs and to more widespread uses of HDDs; along with growth in the market for digital cameras and functionality of cell phones; etc.

In the domestic eyeglass market, it seems the market gravitation towards low-priced products has bottomed out and the market is expected to recover moderately centered on high-value-added products. In the United States and Europe, too, while prices for popular products are tending to fall mainly among chain stores, a market shift towards high-value-added products presses on simultaneously. In Asia, the market inclination for consumption is improving.

3) Issues for the Company

In the Electro-Optics segment, we will develop technologies in collaboration with our customers, strengthening sales of our high-precision products, and reinforce production capacity. In particular, we will stringently set up operations of our new plants overseas, secure a stable supply ahead of schedule, and strengthen our competitive edge.

In the Vision Care division, In Japan, we will capitalize on the benefits of the transfer abroad of our mass-production and processing facilities and, at the same time, strengthen sales of high-value-added products including new products, thus secure profitability. Overseas, we will efficiently make use of our laboratories in various locations and continue to strengthen our area-based strategy of high-value addition.

In the Health Care division, with respect to contact lenses, while improving customer satisfaction at our existing retail outlets so as to expand and stabilize our clientele, we will proactively establish new retail outlets. With respect to intraocular lenses (IOLs), we will expand the domestic market share of, and global development of, our soft IOLs.

In terms of research and development, targeted at development of new products and new businesses on which the future of HOYA Group depends, we will focus on those businesses that will bring forth synergistic effects with our existing businesses while exploring the possibilities of mergers and acquisitions. In terms of plant and equipment investment, in order to secure our competitive advantage, we will proactively reinforce our equipment to meet technological progress.

4. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of Mar.31,		Variance	
	2004	2003	Value	(%)
ASSETS				
Current assets	193,279	178,153	15,126	8.5
Cash and deposits	80,425	75,694	4,731	
Notes and accounts receivable - trades	67,274	58,945	8,329	
Inventories	32,877	32,360	517	
Income taxes refund receivable	-	3,899	-3,899	
Deferred tax assets	7,066	3,969	3,097	
Other current assets	6,982	4,583	2,399	
Allowance for doubtful receivables	-1,347	-1,299	-48	
Fixed asstes	96,445	95,723	722	0.8
Tangible fixed assets	78,318	77,237	1,081	1.4
Buildings and structures	22,855	23,539	-684	
Machinery and vehicles	32,396	33,203	-807	
Land	9,218	9,326	-108	
Other tangible fixed assets	13,847	11,167	2,680	
Intangible fixed assets	4,556	5,106	-550	-10.8
Investments and other assets	13,570	13,379	191	1.4
Investment securities	6,193	5,739	454	
Deferred tax assets	3,012	3,210	-198	
Other assets	4,853	6,140	-1,287	
Allowance for doubtful receivables	-487	-1,711	1,224	
Deferred charges	162	411	-249	-60.6
Total Assets	289,887	274,288	15,599	5.7
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	68,252	47,889	20,363	42.5
Notes and accounts payable - trades	25,770	20,405	5,365	
Short-term bank loans	486	2,284	-1,798	
Income taxes payable	14,398	2,609	11,789	
Accrued bonus to employees	3,722	3,512	210	
Other current liabilities	23,874	19,077	4,797	
Long-term liabilities	1,934	1,996	-62	-3.1
Long-term bank loans	-	7	-7	
Liability for directors retirement benefits	-	316	-316	
Other long-term liabilities	1,934	1,673	261	
Total Liabilities	70,187	49,886	20,301	40.7
Minority interest	721	183	538	294.0
Common stock	6,264	6,264	-	-
Capital surplus	15,898	15,898	-	-
Retained earnings	247,175	216,271	30,904	14.3
Net unrealized gain on available-for-sale securities	-30	15	-45	-
Foreign currency translation adjustments	-10,825	-7,178	-3,647	50.8
Treasury stock - at cost	-39,504	-7,052	-32,452	460.2
Total Shareholders' Equity	218,978	224,218	-5,240	-2.3
Total	289,887	274,288	15,599	5.7

notes:

	2004	2003	
Accumulated depreciation	144,646	148,647	(Million Yen)
Guarantees of borrowings and lease obligations for customers	883	486	(Million Yen)
Number of shares of treasury stock	4,857,867	951,050	(stocks)

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Years ended Mar. 31,		Variance	
	2004	2003	Value	(%)
Net sales	271,443	246,293	25,150	10.2
Cost of sales	142,683	133,274	9,409	7.1
Gross profit	128,760	113,018	15,742	13.9
Selling, general and administrative expenses	60,594	60,035	559	0.9
Operating income	68,166	52,982	15,184	28.7
Non-operating income	3,829	3,038	791	26.0
Interest income	553	580	-27	
Equity in earnings of associated companies	1,699	417	1,282	
Others	1,576	2,040	-464	
Non-operating expenses	5,441	5,146	295	5.7
Interest expense	189	374	-185	
Foreign exchange losses	2,900	1,251	1,649	
Others	2,352	3,520	-1,168	
Ordinary income	66,554	50,874	15,680	30.8
Extra-ordinary income	989	1,469	-480	-32.7
Gain on sales of property, plant and equipment	522	725	-203	
Gain on sales of investment securities	59	109	-50	
Others	406	634	-228	
Extra-ordinary losses	12,047	23,600	-11,553	-49.0
Amortization of goodwill	3,300	-	3,300	
Loss on impairment	2,040	-	2,040	
Loss on disposal of property, plant and equipment	1,899	1,946	-47	
Additional retirement benefits paid to employees	1,089	3,691	-2,602	
Additional expense incurred to discontinued contributory funded pension plan	887	14,949	-14,062	
Loss on write-down of investment securities	618	110	508	
Others	2,210	2,901	-691	
Income before income taxes and other items	55,496	28,742	26,754	93.1
Income taxes - Current	18,573	5,648	12,925	228.8
Income taxes - Deferred	-2,774	3,028	-5,802	-191.6
Minority interests in net income	148	28	120	428.6
Net income	39,548	20,037	19,511	97.4
Basic net income per share(Yen)	350.96	171.10	179.86	
Diluted net income per share(Yen)	350.56	171.08	179.48	

Notes:

1. Influences of Exchange Currency ("2004 A" is the actual value of this year. "2004 B" is the nominal value of this year which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2004 A	2004 B	influences
Net sales	Million Yen	271,443	271,346	97
Operating income	Million Yen	68,166	68,382	-216
Ordinary income	Million Yen	66,554	66,599	-45
Net income	Million Yen	39,548	39,677	-129

2. Average rates of major foreign currencies:

		Years ended Mar. 31,		
		2004	2003	Variance(%)
US Dollar	Yen	112.76	121.20	7.0%
Euro	Yen	132.65	121.48	-9.2%
Thail Baht	Yen	2.77	2.83	2.1%

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

Items	Millions of Yen		
	Years ended Mar. 31,		
	2004	2003	Variance
Capital Retained Earnings			
Balance at the beginning of the period	15,898	15,898	-
Adjustment of retained earnings	-	-	-
Appropriations	-	-	-
Balance at the end of the period	15,898	15,898	-
Profit Retained Earnings			
Balance at the beginning of the period	216,271	202,255	14,016
Adjustment of retained earnings	39,548	20,037	19,511
Net income	39,548	20,037	19,511
Appropriations	8,644	6,021	2,623
1. Cash dividends	8,439	5,806	2,633
2. Bonuses to directors	169	149	20
3. Loss on deposit of treasury stock	35	-	35
4. Decrease by merger of unconsolidated subsidiaries	-	65	-65
Balance at the end of the period	247,175	216,271	30,904

(4) Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar.31,		
	2004	2003	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	55,496	28,742	26,754
Adjustments for:			
Income taxes - paid	-2,980	-11,508	8,528
Depreciation and amortization	19,988	19,792	196
Loss on impairment	2,040	-	2,040
Amortization of goodwill	3,300	-	3,300
Reversal of accrued bonuses to employees	191	-359	550
Reversal of accrued retirement benefits	-292	-7,255	6,963
Provision for (Reversal of) reserve for periodic repairs	93	-366	459
Accumulation of consolidation account adjustment	-	-	-
Equity in earnings of associated companies	-1,699	-417	-1,282
Foreign exchange loss (gain)	1,209	705	504
Bonus to directors	-169	-149	-20
Devaluation losses on investment securities	618	110	508
Gain on sales of property, plant and equipment and investment securities	-581	-834	253
Loss on disposal of property, plant and equipment and investment securities	1,899	1,953	-54
Gain on transfer of businesses	-	-488	488
Other	565	841	-276
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-6,166	622	-6,788
(Increase) decrease in inventories	222	3,207	-2,985
(Increase) decrease in other current assets	-1,860	1,979	-3,839
Increase (decrease) in notes and accounts payable	5,115	554	4,561
Increase (decrease) in other current liabilities	1,753	1,259	494
Retire benefit payable	-	22,325	-22,325
Payment of retire benefit payable	-	-22,325	22,325
Total adjustment			
Net cash provided by operating activities	78,743	38,390	40,353
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-23,211	-14,212	-8,999
Proceeds from sales of property, plant and equipment	813	2,254	-1,441
Purchases of investment securities	-378	-345	-33
Proceeds from sales of investment securities	102	321	-219
Purchases of goodwill	-3,300	-	-3,300
Increase in investments and other assets	-2,718	-2,840	12_
Decrease in investments and other assets	660	451	209
Payment for loans	-2,474	-216	-2,258
Payment from loans	2,168	110	2,058
Net cash used in investing activities	-28,338	-13,583	-14,755
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-1,738	-1,264	-474
Proceeds from long-term bank loans	-	-	-
Repayment of long term bank loans	43	-434	477
Net (increase) decrease in treasury stock	-32,503	-7,036	-25,467
Dividends paid	-8,433	-5,813	-2,620
Dividends paid for minority shareholders	-155	-	-155
Proceeds from minority interests	19	-	19
Net cash used in financing activities	-42,853	-14,547	-28,306
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,552	10,259	-2,707
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-3,198	-927	-2,271
Cash and cash equivalents of merged unconsolidated subsidiaries, beginning of year	-	41	-41
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	377	-	377
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	75,694	66,321	9,373
CASH AND CASH EQUIVALENTS, END OF YEAR	80,425	75,694	4,731

(5) Scope of Consolidation and Application of the Equity Method

1. **Number of consolidated subsidiaries : 55 companies**
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. **Number of unconsolidated subsidiaries : None**
3. **Number of affiliates : 5 companies**
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity met (In comparison to March 31, 2003)

1) Scope of consolidation : 3 companies increased in total.

5 companies increased due to the establishment:	HOYA MICROELECTRONICS (SUZHOU) LTD. (China) HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China) HOYA LENS DANMARK A/S (Denmark) HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
2 companies increased due to the acquisition :	NSG PHILIPPINES, INC. (Philippines) (HOYA GLASS DISK PHILIPPINES, INC. after April '04) ADVANCED DISK TECHNOLOGY SDN.BHD. (Malaysia) (HOYA GLASS DISK MALAYSIA SDN.BHD. after April '04)
1 company increased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)
1 company decreased due to the merger into the parent company:	HOYA OPTICS CORPORATION (Japan)
3 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany) HOYA OPTICAL TAIWAN CO.,LTD. (Taiwan)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

2) Application of the equity method : 1company decreased in total.

1 company decreased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)

2. Changes in accounting policy :
   The impairment accounting system was applied on fixed assets

	as of Mar. 31, 2004	as of Mar. 31, 2003	variance
Consolidated subsidiaries	55 (do 6, os49)	52 (do 6, os46)	+3 (do-, os +3)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)
Affiliates	5 (do 5, os -)	6 (do 6, os -)	-1 (do-1, os-)
(accounted for by the equity method)	(1) (do 1, os -)	(2) (do 2, os -)	(-1) (do-1, os-)
Total Hoya Group	60	58	+2
(accounted for by the equity method)	(1)	(2)	(-1)

(do : domestic, os : overseas)

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen Years ended Mar. 31, 2004	2003
Cash and deposits	80,425	75,694
Marketable securities	-	-
Total	80,425	75,694

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Year ended Mar. 31, 2004

None

Year ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

	Millions of Yen
Current assets	226
Goodwill	1,132
Fixed assets	82
Current liabilities	-93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Merger to HOYA CORPORATION or Increase of Proxy Rights:

Year ended Mar. 31, 2004

HOYA-SCHOTT CORPORATION (as of June 30, 2003)

(changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Year ended Mar. 31, 2003

HOYA TECHNO-PROCESS CORPORATION and other 2 companies

(merged with HOYA CORPORATION : as of Mar. 1, 2003)

	Millions of Yen
Current assets	82
Fixed assets	0
Total assets	82
Current liabilities	37
Long-term liabilities	-
Total liabilities	37

4. Details of Assets and Liabilities Decreased by the Sale of Business:

Year ended Mar. 31, 2004

None

Year ended Mar. 31, 2003

A part of Hearing aids business in Health Care segment

	Millions of Yen
Current assets	109
Fixed assets	324
Total assets	433
Current liabilities	28
Long-term liabilities	-
Total liabilities	28

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

		As of Mar. 31,					
		2004			2003		
Available-for-sale		Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securities of which *fair value* exceeds *cost*	Marketable Equity securities	159	230	70	51	90	38
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	159	230	70	51	90	38
Securities of which *fair value* does NOT exceed *cost*	Marketable Equity securities	-	-	-	93	80	-13
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	-	-	-	93	80	-13
Total		159	230	70	145	170	25

2. Condition of sales of marketable securitiearket during this fiscal year:

(Millions of Yen)

	Years ended March 31,	
	2004	2003
Value of sales	102	321
Total of gains from sales	60	109
Total of losses from sales	0	6

3. Investment securities of non-current market values:

(Millions of Yen)

	As of Mar. 31,	
	2004	2003
Non-marketable stock of subsidiaries	5,689	4,953
Non-marketable equity securities	273	615

4. Derivatives

None

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen As of Mar. 31, 2004	2003
(1) Current deferred tax assets and liabilities		
Deferred tax assets		
Inventories - intercompany unrealized profits	1,604	829
Excess deductible amount of depreciation expenses	1,493	1,264
Excess deductible amount of expenses for accrued bonus	1,409	1,361
Enterprise tax not deductible	1,200	76
Other deferred tax assets	1,358	772
Total amount of deferred tax assets - current	7,066	4,304
Deferred tax liabilities		
Enterprise taxes refund receivable	-	-334
Total amount of deferred tax liabilities - current	-	-334
Net amount of deferred tax assets - current	7,066	3,969
(2) Non-current deferred tax assets and liabilities		
Deferred tax assets		
Excess amount of inclusion in deductible expenses for depreciation	2,069	1,589
Loss on impairment not deductible	824	-
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	181	401
Amount denied of loss on write-down of fixed assets	-	913
Other deferred tax assets	859	1,382
Total amount of deferred tax assets - fixed	3,934	4,286
Deferred tax liabilities		
Reserve for deferred income taxes on fixed assets	-467	-582
Special depreciation reserve	-289	-312
Difference of evaluation for marketable securities	-	-10
Other deferred tax liabilities	-165	-171
Total amount of deferred tax liabilities - fixed	-922	-1,076
Net amount of deferred tax assets - fixed	3,012	3,210

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Years ended Mar.31, 2004	2003
Statutory tax rate of the Company	41.7 %	41.7 %
(Adjustment)		
Lower income tax rates applicable to income in certain foreign countries	-12.4	-13.5
Non-Deductible expenses such as entertainment expenses	0.7	0.6
Per capita levy of inhabitants tax and others	0.2	0.4
Non-taxable income such as dividend received	-2.1	-2.1
Intercompany cash dividend	1.6	2.1
Extra tax deduction on expenses for research	-1.1	-
Correction of decrease of deferred tax assets due to change of tax rate	0.0	0.3
Other adjustment	-0.1	0.7
Effective income tax rate	28.5	30.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen	
	Years ended Mar.31,	
(2) Breakdown of expenses for employees' retirement benefits	2004	2003
Service cost	-	1,695
Interest expenses	-	1,234
Expected return of investments	-	-1,522
Difference arising from the change in accounting standards	-	-156
Prior service cost	-	-122
Actuariaal differences	-	-
sub total	-	2,908
Additional expense incurred to discontinued contributory funded pension plan	887	14,949
Additional expense incurred to discontinued unfunded retirement benefit plan	-	351
Additional retirement benefits paid to employees	1,089	3,691
Expenses for employees' retirement benefits	1,977	21,899

	Years ended Mar.31,	
(3) Calculation basis of liabilities for employees' retirement benefits	2004	2003
1. Discount rate	-	-
2. Expected rate of return of investments	-	5.5%
3. Method of periodical allocation of the estimated amount of employees' retirement benefits	-	pro rata division over
4. Number of years over which the difference arising from the change in accounting standards is amortized	-	15 years
5. Number of years over which the prior service cost is amortized	-	12 years
6. Number of years over which the actuarial differences are amortized	-	12 years

Notes Relating to Impairment on Fixed Assets

From this fiscal year, the Company has applied impairment accounting on fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment	Millions of Yen
Buildings	1,004
Machinery	438
Assets on lease	276
Others	320
Total	2,040

5. Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

(Figures less than a million Yen are omitted.)

Annual : for the year ended March 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	135,071	4,116	98,203	28,380	4,321	1,350	271,443	-	271,443
Intersegment	80	-	18	0	61	5,803	5,964	(5,964)	-
Total	135,152	4,116	98,221	28,381	4,383	7,154	277,408	(5,964)	271,443
Operating expenses	89,982	4,192	80,724	22,108	4,879	6,546	208,434	(5,157)	203,277
Operating income	45,169	-76	17,496	6,272	-496	607	68,973	(807)	68,166
Operating margin	33.4%	-1.9%	17.8%	22.1%	-11.3%	8.5%	24.9%	-	25.1%
Assets	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
Depreciation	13,205	58	5,735	532	351	29	19,913	75	19,988
Capital Expenditures	22,246	36	6,915	1,201	224	14	30,638	20	30,659
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
R&D Expenses	7,376	243	1,342	855	29	-	9,846	0	9,847
Number of employees (p)	11,039	76	5,944	556	169	258	18,042	50	18,092

Annual : for the year ended March 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	111,460	5,485	94,388	26,716	6,719	1,522	246,293	-	246,293
Intersegment	206	0	1,987	0	35	3,025	5,255	(5,255)	-
Total	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
Operating expenses	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
Operating income	34,414	-588	15,398	5,088	-11	239	54,539	(1,557)	52,982
Operating margin	30.8%	-10.7%	16.0%	19.0%	-0.2%	5.3%	21.7%	-	21.5%
Assets	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
Depreciation	13,128	83	5,578	570	302	32	19,697	95	19,792
Capital Expenditures	10,443	151	3,934	426	776	12	15,744	203	15,948
R&D Expenses	5,857	373	1,704	773	2	-	8,710	-29	8,681
Number of employees (p)	6,509	135	6,385	617	201	129	13,976	47	14,023

Ref : Differences between the years ended Mar.31, 2004 and 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	23,611	-1,369	3,815	1,664	-2,398	-172	25,150	-	25,150
Variance	21.2%	-25.0%	4.0%	6.2%	-35.7%	-11.3%	10.2%	-	10.2%
Intersegment	-126	-	-1,969	0	26	2,778	709	(709)	-
Total	23,485	-1,369	1,845	1,665	-2,371	2,606	25,860	(709)	25,150
Operating expenses	12,729	-1,881	-253	480	-1,887	2,238	11,426	(1,459)	9,967
Operating income	10,755	512	2,098	1,184	-485	368	14,434	750	15,184
Variance	31.3%	-87.1%	13.6%	23.3%	-	154.0%	26.5%	-	28.7%
Assets	17,363	-950	-5,995	2,426	-5,604	365	7,604	7,994	15,599
Depreciation	77	-25	157	-38	49	-3	216	-20	196
Capital Expenditures	11,803	-115	2,981	775	-552	2	14,894	-183	14,711
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
R&D Expenses	1,519	-130	-362	82	27	-	1,136	29	1,166
Number of employees (p)	4,530	-59	-441	-61	-32	129	4,066	3	4,069

*Elimi. or corp. : Eliminations or corporate

Notes:
1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Laser equipments for industrial, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2004 and 2003 are as follows:

2004	2003
2,423 Million Yen	2,052 Million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2004 and 2003 are as follows:

2004	2003
52,594 Million Yen	51,570 Million Yen

(2) Geographic Segments

(Figures less than a million Yen are omitted.)

Annual : for the year ended March 31, 2004

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	188,441	33,112	37,485	12,404	271,443	-	271,443
Intersegment	16,789	91	849	60,195	77,926	(77,926)	-
Total	205,231	33,203	38,334	72,599	349,369	(77,926)	271,443
Operating expenses	167,668	31,390	29,293	54,693	283,045	(79,768)	203,277
Operating income	37,562	1,813	9,041	17,906	66,324	1,842	68,166
Operating margin	18.3%	5.5%	23.6%	24.7%	19.0%	-	25.1%
Assets	161,335	19,058	26,691	66,337	273,423	16,463	289,887

Annual : for the year ended March 31, 2003

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	166,178	35,770	32,639	11,704	246,293	-	246,293
Intersegment	17,343	73	1,890	44,513	63,820	(63,820)	-
Total	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
Operating expenses	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
Operating income	34,560	945	6,118	10,937	52,562	420	52,982
Operating margin	18.8%	2.6%	17.7%	19.5%	16.9%	-	21.5%
Assets	139,012	19,505	34,970	59,155	252,643	21,645	274,288

Ref : Differences between the years ended Mar.31, 2004 and 2003

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	22,263	-2,658	4,846	700	25,150	-	25,150
Variance	13.4%	-7.4%	14.8%	6.0%	10.2%	-	10.2%
Intersegment	-554	18	-1,041	15,682	14,106	-14,106	-
Total	21,710	-2,641	3,805	16,381	39,256	-14,106	25,150
Operating expenses	18,708	-3,508	882	9,412	25,494	-15,527	9,967
Operating income	3,002	868	2,923	6,969	13,762	1,422	15,184
Variance	8.7%	91.9%	47.8%	63.7%	26.2%	-	28.7%
Assets	22,323	-447	-8,279	7,182	20,780	-5,182	15,599

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the years ended Mar. 31, 2004 and 2003 are as follows:

   2004 2,074 Million Yen 2003 1,812 Million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2004 and 2003 are as follows:

   2004 47,511 Million Yen 2003 40,279 Million Yen

(3) Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

Annual : for the year ended Mar. 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	38,282	40,168	44,656	11	123,118
Consolidated Sales (B)					271,443
Overseas Sales ratio A/B	14.1%	14.8%	16.5%	0.0%	45.4%
Regional Sales ratio	31.1%	32.6%	36.3%	0.0%	100.0%

Annual : for the year ended Mar. 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	36,692	38,788	32,772	33	108,286
Consolidated Sales (B)					246,293
Overseas Sales ratio A/B	14.9%	15.8%	13.3%	0.0%	44.0%
Regional Sales ratio	33.9%	35.8%	30.3%	0.0%	100.0%

Ref: Differences between the years ended Mar.31, 2004 and 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	1,590	1,380	11,884	-22	14,832
Consolidated Sales (B)					25,150
Variance of Overseas Sales	4.3%	3.6%	36.3%	-66.7%	13.7%

Note: The sales to foreign customers are divided in four segments by geographic area based on the countries where the cutomers are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

6. Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

Business Category	Millions of Yen [%]					
	Years ended March 31,				Variance	
Company	2004		2003		Value	%
Electro-Optics						
Domestic	77,344	(57.3)	64,273	(57.7)	13,071	20.3
Overseas	57,726	(42.7)	47,186	(42.3)	10,540	22.3
total	135,071	[49.8]	111,460	[45.3]	23,611	21.2
Photonics						
Domestic	2,394	(58.2)	3,296	(60.1)	-902	-27.4
Overseas	1,721	(41.8)	2,188	(39.9)	-467	-21.3
total	4,116	[1.5]	5,485	[2.2]	-1,369	-25.0
Information Technology						
Domestic	79,739	(57.3)	67,570	(57.8)	12,169	18.0
Overseas	59,448	(42.7)	49,375	(42.2)	10,073	20.4
total	139,187	[51.3]	116,946	[47.5]	22,241	19.0
Vision Care						
Domestic	35,251	(35.9)	36,160	(38.3)	-909	-2.5
Overseas	62,952	(64.1)	58,227	(61.7)	4,725	8.1
total	98,203	[36.2]	94,388	[38.3]	3,815	4.0
Health Care						
Domestic	28,142	(99.2)	26,655	(99.8)	1,487	5.6
Overseas	238	(0.8)	61	(0.2)	177	290.2
total	28,380	[10.5]	26,716	[10.8]	1,664	6.2
Eye Care						
Domestic	63,393	(50.1)	62,816	(51.9)	577	0.9
Overseas	63,190	(49.9)	58,288	(48.1)	4,902	8.4
total	126,584	[46.6]	121,105	[49.2]	5,479	4.5
Crystal						
Domestic	3,841	(88.9)	6,096	(90.7)	-2,255	-37.0
Overseas	480	(11.1)	622	(9.3)	-142	-22.8
total	4,321	[1.6]	6,719	[2.7]	-2,398	-35.7
Service						
Domestic	1,350	(100.0)	1,522	(100.0)	-172	-11.3
Overseas	0	(0.0)	0	(0.0)	0	0.0
total	1,350	[0.5]	1,522	[0.6]	-172	-11.3
Lifestyle Refinement						
Domestic	5,192	(91.5)	7,619	(92.5)	-2,427	-31.9
Overseas	480	(8.5)	622	(7.5)	-142	-22.8
total	5,672	[2.1]	8,241	[3.3]	-2,569	-31.2
Total Net Sales						
Domestic	148,325	(54.6)	138,006	(56.0)	10,319	7.5
Overseas	123,118	(45.4)	108,286	(44.0)	14,832	13.7
Total	271,443	[100.0]	246,293	[100.0]	25,150	10.2

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

April 21, 2004

QUARTERLY REPORT

4th Quarter : for the three months ended March 31, 2004

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in the year ended March 31, 2004 are unaudited.

3.This report is excerpt translation of Japanese "*Kessan Tanshin*" for the references of foreign investors.

HOYA CORPORATION

HOYA

April 21, 2004

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the fourth quarter (three months ended March 31, 2004 and 2003)

(Unit:Millions of Yen, figures less than a million yen are omitted.)

(1)Results of Operations	Three months ended March 31, 2004	2003	Variance (%)
Net sales	71,057	61,653	15.3
Operating income	19,551	13,000	50.4
Ordinary income	19,068	13,412	42.2
Net income	10,205	7,317	39.5
Basic net income per share(Yen)	91.28	61.62	
Diluted net income per share(Yen)	91.09	61.60	

Notes : No changes have been made in accounting policy.

(2)Financial Position	As of Mar. 31, 2004	As of Dec. 31, 2003	As of Mar. 31, 2003
Total assets	289,887	275,251	274,288
Shareholders' equity	218,978	209,967	224,218
Shareholders' equity ratio	75.5%	76.3%	81.7%
Shareholders' equity per share (Yen)	1,967.60	1,887.57	1,945.16

(3)Conditions of Cash Flow	Three months ended March 31, 2004	2003
Net cash provided by operating activities	23,968	-79
Net cash used in investing activities	-8,078	-4,707
Net cash provided by (used in) financing activities	-595	-7,337
Cash and cash equivalents, end of period	80,425	75,694

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Mar. 31, 2004
Net sales	71,057
Operating income	19,551
Ordinary income	19,068
Net income	10,205
Net income per share(Yen)	91.28

During the quarter under review, a trend towards economic recovery became more evident around the world centered on the semiconductor and electronic component industries. In Japan, with digital home appliances acting as an engine for market growth, exports by the manufacturing sectors, which expanded their plant and equipment investment, increased.

On the currency market, during the quarter under review, in terms of the quarterly averaged exchange rates, the US dollar depreciated by 10.0% and the Thai baht depreciated by 2.2%, whereas the euro appreciated by 3.0% all against the yen on a year-on-year basis.

At HOYA Group under this business environment, the Electro-Optics segment saw a general increase in shipments of its popular high precision products, the Vision Care division fared favorably overseas, and the Health Care division performed well to increase its sales. As a result, consolidated sales during the quarter under review increased 15.3% year-on-year to 71,057 million yen.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
122.80
121.25
126.02
133.50
123.77
120.22
122.68
128.44
136.94
131.11
130.22
132.33
112.4
115.65
116.58
118.24
121.83
119.00
119.25
116.20
60,321
58,037
57,088
59,819
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, the Electro-Optics segment maintained a high level of shipments following on from the 3rd quarter in terms of its high precision products, and the main factories were kept fully operational, while the Eye Care segment expanded sales of high-value-added products, such that earnings of both segments increased. On a Group basis, operating income and ordinary income increased 50.4% and 42.2% respectively on a year-on-year basis, represented record quarterly results. Net income increased 39.5% to 10,205 million yen and net income per share for the quarter amounted to 91.28 yen as the nearly same level as the third quarter in this fiscal year, which represented record quarterly results.

Quarterly Incomes (Millions of Yen)


25,000
20,000
15,000
10,000
5,000
0
-5,000
11,613
12,124
7,468
11,234
10,573
6,192
10,068
11,368
5,142
10,982
11,709
4,938
12,598
10,848
6,868
13,951
14,179
7,977
13,433
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Operating Income
Ordinary Income
Net Income

Note : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for state-of-the-art phase-shift masks, etc., although those products destined for the US market were adversely affected by the exchange rate. Consequently, sales increased on a year-on-year basis.

In terms of photomasks for manufacturing semiconductors, the semiconductor market fared well with digital home appliances acting as its engine for growth. In terms of large-sized masks for LCDs, HOYA benefited from strong demand for masks as consumer demand for LCD televisions expanded and LCD panel manufacturers began operation of new production lines. Sales of both products increased on a year-on-year basis.

In terms of glass disks for hard disk drives (HDDs), thanks to a recovery in sales of personal computers as well as to broadened applications such as for portable music players, demand expanded favorably and sales increased on a year-on-year basis.
In terms of optical lenses and glasses, sales of digital products, such as digital cameras, continued to grow substantially in the market, and sales of our optical lenses, such as molded aspheric lenses, fared well. Sales increased on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
In terms of laser-related products, sales of those for industrial use decreased as demand from our existing customers entered a cyclical trough, while sales of those for medical use increased fractionally. Overall sales decreased on a year-on-year basis.

Quarterly Net Sales of Information Technology (Millions of Yen)



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, which seems to have bottomed out, business at major chain stores was recovering but intense price competition persisted in terms of low-priced products. HOYA promoted sales of its high-value-added products, such as newly designed progressive lenses, and secured sales of products in the upper-price band but the sales quantity of ordinary products decreased. Overall, sales decreased fractionally on a year-on-year basis.

Overseas, a considerable volume of low-priced products circulated in the market and the price competition for generic products intensified. HOYA, however, strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc., which resulted in an increase in the average unit price, and sales increased on a year-on-year basis. In Europe, although sales decreased in Germany with the amendments to the health insurance system, sales in other countries fared well.

As a result, the overall sales and profits of the division increased on a year-on-year basis.

This sales growth was also helped by a weaker yen against the euro in spite of a stronger yen against the US dollar in the currency market on a year-on-year basis.

Health Care

In terms of contact lenses, while price competition in the market intensified, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by its E-system of lens compensation services, and by improving its face-to-face services to clients by capitalizing on its expertise. Sales at newly established retail outlets fared well, too. Overall, sales increased on a year-on-year basis.

Sales of intraocular lenses (IOL) increased substantially on a year-on-year basis as soft intraocular lenses were well received by the market.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

Sales of crystal decreased on a year-on-year basis as HOYA carried out business reform to reconstruct and diminish its operations, in addition to the stagnant personal demand amid the sluggish economy.


Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)
4,000
3,000
2,000
1,000
0
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Crystal
Service

2. Financial Position

	Millions of Yen As of Mar. 31, 2004
Total assets	289,887
Shareholders' equity	218,978
Shareholders' equity ratio	75.5%

At the end of the quarter under review, current assets increased Yen 13,022 million and fixed assets also increased Yen 1,885 million against the end of the previous quarter. As a result, total assets increased Yen 14,636 million. Shareholders' equity increased Yen 9,011million due to increase of retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Mar. 31, 2004
Net cash provided by operating activities	23,968
Net cash used in investing activities	-8,078
Net cash provided by (used in) financing activities	-595
Cash and cash equivalents, end of period	80,425

Cash flow from operating activities during the quarter under review amounted to 23,968 million yen, comprised of 11,923 million yen in quarterly income before income taxes and minority interests and 5,298 million yen in depreciation and amortization amongothers. Free cash flow amounted to 15,890 million yen. As a result, the term-end balance of cash and cash equivalents increased 14,300 million yen from the end of the third quarter.

2. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	As of Mar.31,2004	Dec.31,2003	Variance(%)	Mar.31,2003
ASSETS				
Current assets	193,279	180,257	7.2	178,153
Cash and deposits	80,425	66,125		75,694
Notes and accounts receivable - trades	67,274	68,010		58,945
Inventories	32,877	33,804		32,360
Income taxes refund receivable	-	-		3,899
Deferred tax assets	7,066	5,283		3,969
Other current assets	6,982	8,398		4,583
Allowance for doubtful receivables	-1,347	-1,365		-1,299
Fixed asstes	96,445	94,560	2.0	95,723
Tangible fixed assets	78,318	78,539	-0.3	77,237
Buildings and structures	22,855	22,463		23,539
Machinery and vehicles	32,396	32,497		33,203
Lands	9,218	9,294		9,326
Other tangible fixed assets	13,847	14,284		11,167
Intangible fixed assets	4,556	4,747	-4.0	5,106
Investments and other assets	13,570	11,273	20.4	13,379
Investment securities	6,193	5,380		5,739
Deferred tax assets	3,012	1,559		3,210
Other assets	4,853	4,853		6,140
Allowance for doubtful receivables	-487	-519		-1,711
Deferred charges	162	433	-62.6	411
Total Assets	289,887	275,251	5.3	274,288
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	68,252	62,496	9.2	47,889
Notes and accounts payable - trades	25,770	26,849		20,405
Short-term bank loans	486	1,297		2,284
Income taxes payable	14,398	10,590		2,609
Accrued bonus to employees	3,722	1,876		3,512
Other current liabilities	23,874	21,882		19,077
Long-term liabilities	1,934	1,847	4.7	1,996
Long-term bank loans	-	0		7
Liability for directors retirement benefits	-	-		316
Other long-term liabilities	1,934	1,846		1,673
Total Liabilities	70,187	64,343	9.1	49,886
Minority interest	721	940	-23.3	183
Common stock	6,264	6,264	-	6,264
Capital surplus	15,898	15,898	-	15,898
Retained earnings	247,175	236,995	4.3	216,271
Net unrealized gain on available-for-sale securitis	-30	-77	-61.0	15
Foreign currency translation adjustments	-10,825	-9,367	15.6	-7,178
Treasury stock - at cost	-39,504	-39,745	-0.6	-7,052
Total Shareholders' Equity	218,978	209,967	4.3	224,218
Total	289,887	275,251	5.3	274,288

notes:

	Mar.31,2004	Dec.31,2003		Mar.31,2003
Accumulated depreciation	144,646	158,237	(Million Yen)	148,647
Guarantees of borrowings and lease obligations for customers	883	746	(Million Yen)	486
Number of shares of treasury stock	4,857,867	4,887,862	(stocks)	951,050

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2004 and 2003)

Millions of Yen

	Three months ended		Variance		
	Mar.31,2004	Mar.31,2003	Value	(%)	Dec.31,2003
Net sales	71,057	61,653	9,404	15.3	68,688
Cost of sales	36,877	33,285	3,592	10.8	35,439
Gross profit	34,180	28,368	5,812	20.5	33,249
Selling, general and administrative expenses	14,629	15,368	-739	-4.8	15,570
Operating income	19,551	13,000	6,551	50.4	17,679
Non-operating income	1,290	1,203	87	7.2	627
Interest income	114	174	-60		136
Equity in earnings of associated companies	799	65	734		275
Others	376	918	-542		218
Non-operating expenses	1,772	791	981	124.0	1,216
Interest expense	20	84	-64		41
Foreign exchange losses	623	-	623		809
Others	1,130	707	423		365
Ordinary income	19,068	13,412	5,656	42.2	17,091
Extra-ordinary income	147	517	-370	-71.6	85
Gain on sales of investment securities	0	-	0		-
Gain on sales of property, plant and equipment	-	-	-		9
Others	145	517	-372		76
Extra-ordinary losses	7,291	3,232	4,059	125.6	1,472
Amortization of goodwill	3,300	-	3,300		-
Loss on impairment	2,040	-	2,040		-
Loss on disposal of property, plant and equipment	513	1,068	-555		357
Additional retirement benefits paid to employees	238	611	-373		703
Loss on write-down of investment securities	149	15	134		241
Additional expense incurred to discontinued contributory funded pension plan	-	-	-		8
Others	1,050	1,535	-485		162
Income before income taxes and other items	11,924	10,697	1,227	11.5	15,704
Income taxes - Curent	5,191	2,340	2,851	121.8	4,167
Income taxes - Deferred	-3,492	1,033	-4,525	-	1,012
Minority interests in net income	21	8	13	162.5	104
Net income	10,205	7,317	2,888	39.5	10,419
Net income per share(Yen)	91.28	61.62	29.66		93.68

Notes:

1. Influences of Exchange Currency ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2004 A	2004 B	influences
Net sales	Million Yen	71,057	71,782	-725
Operating income	Million Yen	19,551	20,011	-460
Ordinary income	Million Yen	19,068	19,362	-294
Net income	Million Yen	10,205	10,446	-241

2. Average rates of major foreign currencies

		Three months ended Mar. 31		
		2004	2003	Variance(%)
US$	Yen	107.13	119.00	10.0%
Euro	Yen	132.33	128.44	-3.0%
Thail Baht	Yen	2.72	2.78	2.2%

3. Due to the dissolution of the employee pension fund, Yen 14,949 million was posted under extra-ordinary loss in the third quarter of the year ended March 31, 2003.

(3) Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2004 and 2003)

	Millions of Yen			
	Three months ended,			Three months ended,
Items	Mar.31, 2004	Mar.31, 2003	variance	Dec.31, 2003
Capital Retained Earnings				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Profit Retained Earnings				
Balance at the beginning of the period	236,995	209,020	27,975	232,147
Adjustment of retained earnings	10,205	7,317	2,888	10,419
Net income	10,205	7,317	2,888	10,419
Appropriations	24	65	-41	5,572
1. Cash dividends	-	-	-	5,560
2. Loss on deposit of treasury stock	24	-	24	11
3. Decrease by merger of unconsolidated subsidiarie	-	65	-65	-
Balance at the end of the period	247,175	216,271	30,904	236,995

(4) Consolidated Statements of Cash Flows (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Mar. 31, 2004 and 2003)	Millions of Yen Three months ended Mar.31, 2004	 2003	 variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	11,923	10,697	1,226
Adjustments for:			
Income taxes - paid	-1,111	-1,331	220
Depreciation and amortization	5,298	5,061	237
Loss on impairment	2,040	-	2,040
Amortization of Goodwill	3,300	-	3,300
Reversal of accrued bonuses to employees	1,846	1,602	244
Reversal of accrued retirement benefits	-	1	-1
Provision for (Reversal of) reserve for periodic repairs	-85	-122	37
Equity in earnings of associated companies	-799	-64	-735
Foreign exchange gain	77	-12	89
Devaluation losses on non-current marketable securities	149	15	134
Gain on sales of property, plant and equipment and inv. securities	-	-	-
Loss on disposal of property, plant and equipment and inv. securities	512	1,075	-563
Gain on transfer of businesses	-	-488	488
Other	262	471	-209
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	1,577	2,725	-1,148
(Increase) decrease in inventories	1,327	1,778	-451
(Increase) decrease in other current assets	-329	1,800	-2,129
Increase (decrease) in notes and accounts payable	-1,004	-792	-212
Increase (decrease) in other current liabilities	-1,017	-172	-845
Payment of retire benefit payable	-	-22,325	22,325
Total adjustment			
Net cash provided by operating activities	23,968	-79	24,047
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-5,923	-3,901	-2,022
Proceeds from sales of property, plant and equipment	38	186	-148
Purchases of investment securities	-12	-238	226
Proceeds from sales of investment securities	0	13	-13
Purchase of goodwill	-3,300	-	-3,300
Increase in investments and other assets	-1,076	-404	-672
Decrease in investments and other assets	70	-1,257	1,327
Payment for loans	-44	-	-44
Payment from loans	2,168	-	2,168
Proceeds from transfer of business	-	893	-893
Net cash used in investing activities	-8,078	-4,707	-3,371
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	-811	-344	-467
Repayment of long term bank loans	0	-7	7
Net (increase) decrease in treasury stock	217	-6,939	7,156
Dividends paid	-	-45	45
Net cash used in financing activities	-595	-7,337	6,742
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,294	-12,124	27,418
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-994	-11,781	10,787
Cash and cash equivalents of merged unconsolidated subsidiaries, beginning of pe	-	41	-41
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	66,125	87,434	-21,309
CASH AND CASH EQUIVALENTS, END OF PERIOD	80,425	75,694	4,731

(5) Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 55 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Dec.31, 2003 : 1 company decreased in total

2 companies increased due to the acquisition :	NSG PHILIPPINES, INC. (Philippines) (HOYA GLASS DISK PHILIPPINES, INC. after April '04) ADVANCED DISK TECHNOLOGY SDN.BHD. (Malaysia) (HOYA GLASS DISK MALAYSIA SDN.BHD. after April '04)
1 company decreased due to the merger into the parent company:	HOYA OPTICS CORPORATION (Japan)
1 company decreased due to the closing:	HOYA OPTICAL TAIWAN CO., LTD. (Taiwan)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

In comparison to Mar.31, 2003 : 3 companies increased in total

5 companies increased due to the establishment:	HOYA MICROELECTRONICS (SUZHOU) LTD. (China) HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD. (China) HOYA LENS DANMARK A/S (Denmark) HOYA LENS SHANGHAI LTD. (China) HOYA MICROELECTRONICS TAIWAN CO.,LTD. (Taiwan)
2 companies increased due to the acquisition :	HOYA GLASS DISK PHILIPPINES, INC. (Philippines) HOYA GLASS DISK MALAYSIA SDN.BHD. (Malaysia)
1 company increased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)
1 company decreased due to the merger into the parent company:	HOYA OPTICS CORPORATION (Japan)
3 companies decreased due to the closing:	HOYA PHOTONICS SINGAPORE PTE LTD. (Singapore) CONTINUUM ELECTRO-OPTICS GMBH (Germany) HOYA OPTICAL TAIWAN CO., LTD. (Taiwan)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

b. Application of the equity method

In comparison to Dec.31, 2003 :No change

In comparison to Dec.31, 2003 : 1company decreased in total.

1 company decreased due to the transfer to the consolidated subsidiary :	HOYA CANDEO OPTRONICS CORPORATION (Japan) (changed its corporate name from HOYA SCHOTT CORP.)

2. Changes in accounting policy :
   The impairment accounting system was applied on fixed assets

	as of Mar. 31, 2004	as of Dec. 31, 2003	variance	as of Mar. 31, 2003
Consolidated subsidiaries	55 (do 6, os49)	56 (do 7, os49)	-1 (do-1, os -)	52 (do 6, os46)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	6 (do 6, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(2) (do 2, os -)
Total Hoya Group	60	61	-1	58
(accounted for by the equity method)	(1)	(1)	(-)	(2)

(do : domestic, os : overseas)

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of Mar. 31,		As of Dec. 31,
	2004	2003	2003
Cash and deposits	80,425	75,694	66,125
Marketable securities	-	-	-
Total	80,425	75,694	66,125

2. Details of Assets and Liabilities of the Newly Consolidated Subsidiaries by Acquisition of Shares

Three months ended Mar. 31, 2004

None

Three months ended Mar. 31, 2003

HOYA LENS OF CHICAGO, INC. (as of Mar. 1, 2003)

	Millions of Yen
Current assets	226
Goodwill	1,132
Fixed assets	82
Current liabilities	-93
Long-term liabilities	-
Value for acquisition of shares of this subsidiary	1,348
Cash and cash equivalents possessed by this subsidiary	47
Balance : Payments for purchases of this subsidiary net of cash acquired	1,301

Three months ended Dec. 31, 2003

None

3. Details of Asstets and Liabilities of the Newly Consolidated Subsidiary

Three months ended Mar. 31, 2004

None

Three months ended Mar. 31, 2003

HOYA TECHNO-PROCESS CORPORATION and other 2 companies

(merged with HOYA CORPORATION : as of Mar.1, 2003)

	Millions of Yen
Current assets	82
Fixed assets	0
Total assets	82
Current liabilities	37
Long-term liabilities	-
Total liabilities	37

Three months ended Dec. 31, 2003

None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Mar.31, 2004			Dec.31, 2003			Mar.31, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	230	70	102	109	6	145	170	25
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	230	70	102	109	6	145	170	25

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Mar.31, 2004	Dec.31, 2003	Mar.31, 2003
Non-marketable stock of subsidiaries	5,689	4,852	4,953
Total	5,689	4,852	4,953
Non-marketable equity securities	273	418	615
Total	273	418	615

3. Derivatives

None

Notes Relating to Tax Effect Accounting

(As of Mar.31, 2004, Dec.31, 2003 and Mar.31, 2003)

Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:

	Millions of Yen		
	As of		
	Mar. 31, 2004	Dec.31, 2003	Mar.31, 2003
(1) Current deferred tax assets and liabilities			
Deferred tax assets			
Inventories - intercompany unrealized profits	1,604	1,053	829
Excess deductible amount of depreciation expenses	1,493	1,238	1,264
Excess deductible amount of expenses for accrued bonus	1,409	747	1,361
Enterprise tax not deductible	1,200	811	76
Other deferred tax assets	1,358	1,433	772
Total amount of deferred tax assets - current	7,066	5,283	4,304
Deferred tax liabilities			
Enterprise taxes refund receivable	-	-	-334
Total amount of deferred tax liabilities - current	-	-	-334
Net amount of deferred tax assets - current	7,066	5,283	3,969
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	2,069	325	1,589
Loss on impairment not deductible	824	-	-
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	181	176	401
Amount denied of loss on write-down of fixed assets	-	990	913
Other deferred tax assets	859	1,075	1,382
Total amount of deferred tax assets - fixed	3,934	2,567	4,286
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-467	-521	-582
Special depreciation reserve	-289	-314	-312
Difference of evaluation of other marketable securities	-	-	-10
Other deferred tax liabilities	-165	-171	-171
Total amount of deferred tax liabilities - fixed	-922	-1,007	-1,076
Net amount of deferred tax assets - fixed	3,012	1,559	3,210

2. Reconciliation of the difference between statutory income tax rate and actual tax rate:

	Three months ended		
	Mar.31,2004	Mar.31,2003	Dec.31,2003
Statutory tax rate of the Company	41.7 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countrie	-22.0	-10.1	-11.4
Non-Deductible expenses such as entertainment expenses	0.9	0.2	1.0
Per capita levy of inhabitants tax and others	0.3	0.2	0.1
Non-taxable income such as dividend received	-	-	0.0
Intercompany cash dividend	-	-	-
Extra tax deduction on expenses for research	-5.3	-	-
Correction of decrease of deferred tax assets due to change of tax rate	-	0.9	-
Other adjustment	-1.4	-1.4	1.6
Effective income tax rate	14.2	31.5	33.0

Notes Relating to Employees' Retirement Benefits

(Three months ended Mar. 31, 2004 and 2003)

1. Systems of employees' retirement benefits the Company adopts

HOYA had systems to support lump sum severance pay and an employees' pension fund. In the 3rd quarter of Fiscal 2002, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved on January 29, 2003 once the Minister of Health, Labor and Welfare sanctioned approval of its dissolution on that date.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen, Three months ended Mar.31, 2003	Mar.31, 2002	Dec.31, 2002
Additional expense incurred to discontinued contributory funded pension plan	-	-	8
Additional expense incurred to discontinued unfunded retirement benefit plan	-	-	-
Additional retirement benefits paid to employees	238	611	703
Expenses for employees' retirement benefits	238	611	712

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment on Fixed Assets

From this fiscal year, the Company has applied impairment accounting on fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen
Buildings	1,004
Machinery	438
Assets on lease	276
Others	320
Total	2,040

3.Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

(1) Industry Segments

Fourth quarter : for the three months ended March 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	37,545	627	24,428	7,194	902	361	71,057	-	71,057
Intersegment	36	0	8	0	8	1,324	1,376	(1,376)	-
Total	37,581	627	24,435	7,195	911	1,686	72,433	(1,376)	71,057
Operating expenses	25,015	677	19,231	5,465	1,265	1,522	53,177	(1,672)	51,506
Operating income	12,565	-50	5,203	1,729	-355	163	19,256	295	19,551
Operating margin	33.4%	-8.0%	21.3%	24.0%	-39.0%	9.7%	26.6%	-	27.5%
Assets	132,240	1,747	92,082	18,872	2,805	2,797	250,544	39,342	289,887
Depreciation	3,553	8	1,485	133	93	6	5,280	19	5,298
Capital Expenditures	9,772	1	1,774	248	72	0	11,866	1	11,868
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
R&D Expenses	1,929	47	326	211	9	-	2,524	79	2,603
Number of employees (p)	11,039	76	5,944	556	169	258	18,042	50	18,092

Fourth quarter : for the three months ended March 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	28,078	1,161	24,127	6,757	1,150	380	61,653	-	61,653
Intersegment	12	0	1,077	0	8	833	1,930	(1,930)	-
Total	28,091	1,161	25,204	6,757	1,157	1,214	63,583	(1,930)	61,653
Operating expenses	19,828	1,301	21,174	5,432	1,319	1,161	50,216	(1,563)	48,653
Operating income	8,263	-141	4,030	1,325	-160	53	13,367	(368)	13,000
Operating margin	29.4%	-12.1%	16.0%	19.6%	-13.8%	4.4%	21.0%	-	21.1%
Assets	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
Depreciation	3,352	18	1,426	146	91	8	5,041	20	5,061
Capital Expenditures	2,775	66	1,107	94	155	0	4,196	158	4,355
R&D Expenses	1,675	60	541	267	-18	-	2,525	-1	2,524
Number of employees (p)	6,509	135	6,385	617	201	129	13,976	47	14,023

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	9,467	-534	301	437	-248	-19	9,404	-	9,404
Variance	33.7%	-46.0%	1.2%	6.5%	-21.6%	-5.0%	15.3%	-	15.3%
Intersegment	24	-	-1,069	0	0	491	-554	554	-
Total	9,490	-534	-769	438	-246	472	8,850	554	9,404
Operating expenses	5,187	-624	-1,943	33	-54	361	2,961	-109	2,853
Operating income	4,302	91	1,173	404	-195	110	5,889	663	6,551
Variance	52.1%	-	29.1%	30.5%	-	207.5%	44.1%	-	50.4%
Assets	17,363	-950	-5,995	2,426	-5,604	365	7,604	7,994	15,599
Depreciation	201	-10	59	-13	2	-2	239	-1	237
Capital Expenditures	6,997	-65	667	154	-83	-	7,670	-157	7,513
Loss on impairment	-	-	-	-	2,040	-	2,040	-	2,040
R&D Expenses	254	-13	-215	-56	27	-	-1	80	79
Number of employees (p)	4,530	-59	-441	-61	-32	129	4,066	3	4,069

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Business Categories and Industries are as follows:

Business Category	Industries	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, and medical purposes, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2004 and 2003 are as follows:

2004	2003
932 Million Yen	578 Million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2004 and 2003 are as follows:

2004	2003
52,594 Million Yen	51,570 Million Yen

(2) Geographical Segments

Fourth quarter : for the three months ended March 31, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	50,656	7,718	9,353	3,330	71,057	-	71,057
Intersegment	4,195	22	13	16,705	20,936	(20,936)	-
Total	54,851	7,740	9,365	20,035	91,992	(20,936)	71,057
Operating expenses	45,845	6,985	7,027	13,706	73,563	(22,058)	51,506
Operating income	9,006	755	2,339	6,329	18,429	1,123	19,551
Operating margin	16.4%	9.8%	25.0%	31.6%	20.0%	-	27.5%
Assets	161,335	19,058	26,691	66,337	273,423	16,463	289,887

Fourth quarter : for the three months ended March 31, 2003

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	41,036	8,626	9,031	2,960	61,653	-	61,653
Intersegment	3,969	20	495	11,700	16,183	(16,183)	-
Total	45,005	8,647	9,526	14,660	77,836	(16,183)	61,653
Operating expenses	37,345	8,489	7,429	11,608	64,872	(16,219)	48,653
Operating income	7,659	157	2,097	3,052	12,965	35	13,000
Operating margin	17.0%	1.8%	22.0%	20.8%	16.7%	-	21.1%
Assets	139,012	19,505	34,970	59,155	252,643	21,645	274,288

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	9,620	-908	322	370	9,404	-	9,404
Variance	23.4%	-10.5%	3.6%	12.5%	15.3%	-	15.3%
Intersegment	226	2	-482	5,005	4,753	-4,753	-
Total	9,846	-907	-161	5,375	14,156	-4,753	9,404
Operating expenses	8,500	-1,504	-402	2,098	8,691	-5,839	2,853
Operating income	1,347	598	242	3,277	5,464	1,088	6,551
Variance	17.6%	380.9%	11.5%	107.4%	42.1%	-	50.4%
Assets	22,323	-447	-8,279	7,182	20,780	-5,182	15,599

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and its consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies. Corporate operating expenses for the three months ended Mar. 31, 2004 and 2003 are as follows:

   2004 778 Million Yen 2003 505 Million Yen

3. Corporate assets mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Mar. 31, 2004 and 2003 are as follows:

   2004 47,511 Million Yen 2003 40,279 Million Yen

(3) Sales to Foreign Customers

Fourth quarter : for the three months ended March 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,268	10,052	12,789	6	33,115
Consolidated Sales (B)					71,057
Overseas Sales ratio A/B	14.5%	14.1%	18.0%	0.0%	46.6%
Regional Sales ratio	31.0%	30.4%	38.6%	0.0%	100.0%

Fourth quarter : for the three months ended March 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	9,007	9,696	8,995	2	27,698
Consolidated Sales (B)					61,653
Overseas Sales ratio A/B	14.6%	15.7%	14.6%	0.0%	44.9%
Regional Sales ratio	32.5%	35.0%	32.5%	0.0%	100.0%

Ref : Differences between the three months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	1,261	356	3,794	4	5,417
Consolidated Sales (B)					9,404
Variance of Overseas Sales	14.0%	3.7%	42.2%	200.0%	19.6%

Note: The Company and consolidated subsidiaries are summarized in four segments by geographic area based on the countries where the Companies are located. The segments consisted of the following

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

4.Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

(Three months ended March 31, 2004 and 2003)

Millions of Yen [%]

Business Category / Company	Three months ended Mar.31,2004		Three months ended Mar.31,2003		Variance Value	Variance %	Three months ended Dec.31, 2003	
Electro-Optics								
Domestic	20,848	(55.5)	16,426	(58.5)	4,422	26.9	20,017	(58.2)
Overseas	16,696	(44.5)	11,652	(41.5)	5,044	43.3	14,374	(41.8)
total	37,545	[52.8]	28,078	[45.5]	9,467	33.7	34,391	[50.1]
Photonics								
Domestic	194	(31.0)	781	(67.3)	-587	-75.2	654	(52.7)
Overseas	432	(69.0)	379	(32.7)	53	14.0	588	(47.3)
total	627	[0.9]	1,161	[1.9]	-534	-46.0	1,241	[1.8]
Information Technology								
Domestic	21,043	(55.1)	17,207	(58.8)	3,836	22.3	20,670	(58.0)
Overseas	17,129	(44.9)	12,032	(41.2)	5,097	42.4	14,962	(42.0)
total	38,172	[53.7]	29,239	[47.4]	8,933	30.6	35,632	[51.9]
Vision Care								
Domestic	8,663	(35.5)	8,571	(35.5)	92	1.1	8,616	(34.9)
Overseas	15,766	(64.5)	15,555	(64.5)	211	1.4	16,046	(65.1)
total	24,428	[34.4]	24,127	[39.1]	301	1.2	24,663	[35.9]
Health Care								
Domestic	7,100	(98.7)	6,739	(99.7)	361	5.4	6,938	(99.0)
Overseas	94	(1.3)	18	(0.3)	76	422.2	73	(1.0)
total	7,194	[10.1]	6,757	[11.0]	437	6.5	7,011	[10.2]
Eye Care								
Domestic	15,763	(49.8)	15,310	(49.6)	453	3.0	15,554	(49.1)
Overseas	15,860	(50.2)	15,573	(50.4)	287	1.8	16,119	(50.9)
total	31,623	[44.5]	30,884	[50.1]	739	2.4	31,674	[46.1]
Crystal								
Domestic	775	(85.9)	1,056	(91.8)	-281	-26.6	923	(88.8)
Overseas	127	(14.1)	94	(8.2)	33	35.1	117	(11.2)
total	902	[1.3]	1,150	[1.9]	-248	-21.6	1,039	[1.5]
Service								
Domestic	361	(100.0)	380	(100.0)	-19	-5.0	343	(100.0)
Overseas	0	(0.0)	0	(0.0)	0	-	0	(-)
total	361	[0.5]	380	[0.6]	-19	-5.0	343	[0.5]
Lifestyle Refinement								
Domestic	1,137	(90.0)	1,437	(93.9)	-300	-20.9	1,266	(91.5)
Overseas	127	(10.0)	94	(6.1)	33	35.1	117	(8.5)
total	1,263	[1.8]	1,530	[2.5]	-267	-17.5	1,383	[2.0]
Total Net Sales								
Domestic	37,942	(53.4)	33,954	(55.1)	3,988	11.7	37,491	(54.6)
Overseas	33,115	(46.6)	27,698	(44.9)	5,417	19.6	31,197	(45.4)
Total	71,057	[100.0]	61,653	[100.0]	9,404	15.3	68,688	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2004(平成16)年3月期 第4四半期および通期 連結決算参考資料
Fact Book 2004 - Consolidated < Annual : Year ended March 31,2004 >
< 4th Quarter : Three months ended March 31,2004 >

目 次 ・ Table of contents

※2003 年 3 月期より「1株当たり当期純利益に関する会計基準」（企業会計基準2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しているため、過年度の年次データについても、同会計基準及び適用指針を用いて再計算しております。
Per share information for the fiscal year 2003 has been prepared based on the new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Figures of Annual Transition from previous fiscal years have been recalculated in accordance with the new accounting standard.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)


中間推移
(Interim Transition)


四半期推移(Quarter Transition)


4Q推移(4Q Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2000.3	2001.3	2002.3	2003.3	2004.3
売上高・Net Sales	201,110	236,802	235,265	246,293	271,443
営業利益率・Operating Margin	17.2%	19.1%	18.7%	21.5%	25.1%
経常利益率・Ordinary Income Ratio	17.6%	20.3%	19.5%	20.7%	24.5%
当期純利益率・Return on Sales =ROS	10.3%	9.2%	10.1%	8.1%	14.6%

	2001.9	2002.9	2003.9
売上高・Net Sales	118,358	123,013	131,699
営業利益率・Operating Margin	19.3%	21.6%	23.5%
経常利益率・Ordinary Income Ratio	19.2%	20.3%	23.1%
当期純利益率・Return on Sales =ROS	11.5%	12.1%	14.4%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
売上高・Net Sales	60,321	58,037	57,088	59,819	61,242	61,771	61,627	61,653	63,913	67,786	68,688	71,057
営業利益率・Operating Margin	19.3%	19.4%	17.6%	18.4%	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	27.5%
経常利益率・Ordinary Income Ratio	20.1%	18.2%	19.9%	19.6%	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	26.8%
当期純利益率・Return on Sales =ROS	12.4%	10.7%	9.0%	8.3%	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%	15.2%	14.4%

	2003-4Q	2004-4Q
売上高・Net Sales	61,653	71,057
営業利益率・Operating Margin	21.1%	27.5%
経常利益率・Ordinary Income Ratio	21.8%	26.8%
当期純利益率・Return on Sales =ROS	11.9%	14.4%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2004-4Q」は、2004年(平成16年)3月期の第4四半期(2004年1月1日から2004年3月31日まで)の3ヶ月間の経営成績あるいは2004年3月31日現在の財政状態を表示してます。

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…55社
主要会社名:(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD
(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社
②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)
(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲:前期末(平成15年3月末)との比較…3社増加

- ・新規設立により5社増加: HOYA MICROELECTRONICS(SUZHOU) LTD.(中国), HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(中国), HOYA MICROELECTRONICS TAIWAN CO., LTD.(台湾), HOYA LENS DANMARK A/S(デンマーク), HOYA LENS SHANGHAI LTD.(中国)
- ・買収により2社増加: NSG PHILIPPINES, INC.(フィリピン), ADVANCED DISK TECHNOLOGY SDN. BHD.(マレーシア)
- ・持分法適用→連結会社 1社変更: HOYA CANDEO OPTRONICS株式会社(日本)(旧社名:HOYA-SCHOTT株式会社)
- ・閉鎖、売却により4社減少: HOYA PHOTONICS SINGAPORE PTE. LTD.(シンガポール), HOYA OPTICAL TAIWAN CO. LTD.(台湾), CONTINUUM ELECTRO-OPTICS GMBH(ドイツ), NEW CHROMEX, INC.(米国)
- ・親会社への吸収合併により1社減少: HOYAオプティクス株式会社(日本)

②会計処理の方法：変更はありません。

参考	当第4四半期(平成16年3月期) as of March 31, 2004	前期(平成15年3月期) as of March 31, 2003	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	55 (do 6 , os 49)	52 (do 6 , os 46)	+3 (do — , os +3)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	6 (do 6 , os —)	-1 (do -1 , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(2) (do 2 , os —)	(-1) (do -1 , os —)
合計・Total	60	58	+2

※. do : 国内・domestic , os : 海外・overseas

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1~ Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent *12-month period ended March 31 of given* year. For example, you can find the result of operations during the three months ended March.31, 2004 or condition of finance as of March.31, 2004 in 2004-4Q scale.

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 55 companies
   Major consolidated subsidiaries : <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2003

1. *Changes in scope of consolidation and application of the equity method*
   Scope of consolidation : 3 companies increased in total
   - *5 companies increased due to the establishment* : HOYA MICROELECTRONICS(SUZHOU) LTD.(China), HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.(China), HOYA LENS DANMARK A/S(Denmark), HOYA LENS SHANGHAI LTD.(China), HOYA MICROELECTRONICS TAIWAN CO., LTD.(Taiwan)
   - 2 companies increased due to the acquisition : NSG PHILIPPINES, INC.(Philippines), ADVANCED DISK TECHNOLOGY SDN. BHD.(Malaysia)
   - 1 company increased due to the transfer to the consolidated subsidiary : HOYA CANDEO OPTRONICS CORPORATION(Japan) (changed its corporate name from HOYA SCHOTT CORP.)
   - 4 companies decreased due to the closing and sale : *HOYA PHOTNICS SINGAPORE PTE. LTD.(Singapore)*, CONTINUUM ELECTRO-OPTICS GMBH(Germany), HOYA OPTICAL TAIWAN CO. LTD.(Taiwan), NEW CHROMEX, INC.(USA)
   - 1 company decreased due to merger into parent company : HOYA OPTICS CORP.(Japan)
2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
一株当たり当期純利益・Earnings Per Share=EPS
総資本経常利益率・Ordinary Income/Total Assets
株主資本当期純利益率・ROE
総資本当期純利益率・Return on Assets =ROA

	2000.3	2001.3	2002.3	2003.3	2004.3
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	350.96
株主資本当期純利益率・ROE	12.4%	11.8%	11.5%	9.0%	17.8%
総資本経常利益率・Ordinary Income/Total Asset	15.0%	19.0%	16.8%	18.4%	23.6%
総資本当期純利益率・Return on Assets =ROA	8.9%	8.6%	8.7%	7.3%	14.0%

2001.9	2002.9	2003.9
117.63	127.84	166.21
6.8%	6.6%	8.8%
8.5%	8.8%	11.3%
5.1%	5.2%	7.0%

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
64.31	53.32	44.28	42.53	59.15	68.70	−18.29	61.62	85.05	81.12	93.68	91.28
3.8%	3.1%	2.5%	2.3%	3.1%	3.6%	−0.9%	3.3%	4.3%	4.2%	5.0%	4.8%
4.6%	4.0%	4.2%	4.3%	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	6.7%
2.8%	2.3%	1.9%	1.8%	2.5%	2.8%	−0.7%	2.6%	3.5%	3.3%	3.9%	3.6%

2003-4Q	2004-4Q
61.62	91.28
3.3%	4.8%
4.9%	6.7%
2.6%	3.6%

3. 利益状況・Profits (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2000.3	2001.3	2002.3	2003.3	2004.3
営業利益・Operating Profit	34,688	45,127	43,897	52,982	68,166
経常利益・Ordinary Income	35,484	48,184	45,774	50,874	66,554
当期純利益・Net Income	20,715	21,860	23,740	20,037	39,548
平均為替レート・Exchange rate(¥/US$)	110.70	111.19	125.89	121.20	112.76
EURO平均為替レート・Exchange rate(¥/EURO)	–	100.47	110.98	121.48	132.65

2001.9	2002.9	2003.9
22,847	26,549	30,936
22,697	25,027	30,395
13,660	14,845	18,924
122.03	121.99	117.73
107.93	117.41	134.03

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
11,613	11,234	10,068	10,982	12,598	13,951	13,433	13,000	14,536	16,400	17,679	19,551
12,124	10,573	11,368	11,709	10,848	14,179	12,435	13,412	14,757	15,638	17,091	19,068
7,468	6,192	5,142	4,938	6,868	7,977	−2,125	7,317	9,795	9,129	10,419	10,205
122.80	121.25	126.02	133.50	123.77	120.22	121.83	119.00	119.25	116.20	108.46	107.13
106.54	109.33	112.40	115.65	116.58	118.24	122.68	128.44	136.94	131.11	130.22	132.33

2003-4Q	2004-4Q
13,000	19,551
13,412	19,068
7,317	10,205
119.00	107.13
128.44	132.33

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2000.3	2001.3	2002.3	2003.3	2004.3	2001.9	2002.9	2003.9	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2003-4Q	2004-4Q
情報通信分野	Electro-Optics	44.8%	47.4%	43.1%	45.3%	49.8%	43.9%	44.4%	47.9%	44.7%	43.1%	42.6%	42.1%	44.2%	44.7%	46.7%	45.5%	48.8%	49.0%	50.1%	52.8%	45.5%	52.8%
(Information Technology)	Photonics	3.6%	2.8%	3.1%	2.2%	1.5%	3.0%	2.5%	1.7%	3.0%	3.0%	2.9%	3.3%	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	0.9%	1.9%	0.9%
アイケア分野	Vision Care	35.7%	36.4%	39.6%	38.3%	36.2%	39.1%	38.4%	37.3%	38.2%	39.9%	39.5%	40.8%	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	34.4%	39.1%	34.4%
(Eye Care)	Health Care	9.7%	8.5%	9.8%	10.9%	10.4%	9.3%	10.8%	10.8%	9.0%	9.7%	10.5%	10.1%	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.1%	11.0%	10.1%
生活文化分野	Crystal	5.2%	4.2%	3.7%	2.7%	1.6%	4.0%	3.3%	1.8%	4.5%	3.6%	3.8%	3.1%	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.3%	1.9%	1.3%
(Lifestyle Refinement)	Service	0.9%	0.7%	0.7%	0.6%	0.5%	0.7%	0.6%	0.5%	0.6%	0.7%	0.7%	0.6%	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%	0.6%	0.5%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3	2001.9	2002.9	2003.9	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2003-4Q	2004-4Q
北米・North America	11.1%	14.5%	15.7%	14.5%	12.2%	15.2%	15.0%	13.4%	15.3%	15.0%	15.2%	17.3%	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	10.8%	14.0%	10.8%
欧州・Europe	11.5%	10.5%	12.3%	13.2%	13.8%	11.1%	12.4%	13.6%	11.0%	11.1%	13.3%	13.9%	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	13.2%	14.6%	13.2%
アジア・Asia	4.0%	3.7%	4.2%	4.8%	4.6%	4.1%	4.9%	4.7%	3.8%	4.5%	4.1%	4.5%	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.7%	4.8%	4.7%
日本・Japan	73.4%	71.3%	67.8%	67.5%	69.4%	69.6%	67.7%	68.3%	69.9%	69.4%	67.4%	64.3%	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	71.3%	66.6%	71.3%

6. 第4四半期　事業の種類別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Business Segment



Jan.1～Mar.31, 2004 VS Jan.1～Mar.31, 2003
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
Consolidated Basis
エレクトロオプティクス・Electro-Optics
ヘルスケア・Health Care
ビジョンケア・Vision Care
サービス・Service
※ホトニクス、クリスタルは、圏外のため省略。
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%

Jan.1, 2004 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	33.7%
Photonics	-8.0%	-46.0%
Vision Care	21.3%	1.2%
Health Care	24.0%	6.5%
Crystal	-39.0%	-21.6%
Service	9.7%	-5.0%
CONSOLIDATED	27.5%	15.3%

Jan.1, 2003 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	29.4%	11.4%
Photonics	-12.1%	-40.6%
Vision Care	16.0%	-1.2%
Health Care	19.6%	12.1%
Crystal	-13.8%	-38.0%
Service	4.4%	10.1%
CONSOLIDATED	21.1%	3.1%

7. 第4四半期　所在地別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Geographical Segment



Jan.1～Mar.31, 2004 VS Jan.1～Mar.31, 2003
円の大きさは営業利益額 ・Size of circles shows the
日本・Japan
アジア・Asia
欧州・Europe
北米・North America
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
-5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%

Jan.1, 2004 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.4%	23.4%
北米・North America	9.8%	-10.5%
欧州・Europe	25.0%	3.6%
アジア・Asia	31.6%	12.5%
CONSOLIDATED	27.5%	15.3%

Jan.1, 2003 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	17.0%	6.7%
北米・North America	1.8%	-16.7%
欧州・Europe	22.0%	8.5%
アジア・Asia	20.8%	10.0%
CONSOLIDATED	21.1%	3.1%

8. 事業の種類別営業利益率･Business Segment Information (Operating Margin)


年度の推移(Annual Trasition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics
Electoro-Optics


中間推移(Interim Trasition)
Electro-Optics
Health Care
Vision Care
Service
Crystal
Photonics


四半期毎の推移(Quarter Trasition)
Electro-Optics
Health Care
Vision Care


四半期毎の推移(Quarter Trasition)
Service
Crystal
Photonics
Vision Care
Health Care
Crystal


4Q推移(4Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
Service

		2000.3	2001.3	2002.3	2003.3	2004.3
情報通信分野	Electro-Optics	24.9%	30.8%	27.3%	30.8%	33.4%
(Information Technology)	Photonics	-0.8%	-13.6%	-6.5%	-10.7%	-1.9%
アイケア分野	Vision Care	16.2%	12.3%	15.5%	16.0%	17.8%
(Eye Care)	Health Care	11.7%	11.1%	14.3%	19.0%	22.1%
生活文化分野	Crystal	7.4%	2.9%	0.0%	-0.2%	-11.3%
(Lifestyle Refinement)	Service	0.6%	3.2%	5.4%	5.3%	8.5%

2001.9	2002.9	2003.9
28.1%	30.5%	32.7%
-5.5%	-15.3%	-2.3%
15.2%	17.4%	15.9%
13.9%	19.0%	22.6%
2.5%	4.9%	-3.8%
8.5%	5.7%	6.5%

2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
28.0%	28.2%	26.4%	26.2%	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%	33.4%
-6.9%	-4.2%	-6.9%	-8.0%	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%	2.2%	-8.0%
15.4%	15.1%	13.3%	17.9%	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%	21.3%
12.9%	14.7%	16.0%	13.6%	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%	24.0%
6.3%	-2.5%	-1.1%	-5.2%	8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%	-4.8%	-39.0%
8.4%	8.6%	3.8%	1.6%	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%	9.7%

2003-4Q	2004-4Q
29.4%	33.4%
-12.1%	-8.0%
16.0%	21.3%
19.6%	24.0%
-13.8%	-39.0%
4.4%	9.7%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	11.0%	15.3%	16.9%	14.9%	14.1%
欧州・Europe	13.8%	15.2%	16.2%	15.8%	14.8%
アジアおよびその他・Asia	12.1%	11.6%	10.7%	13.3%	16.5%
日本・Japan	63.1%	57.9%	56.2%	56.0%	54.6%

	2001.9	2002.9	2003.9
北米・North America	16.8%	15.4%	14.6%
欧州・Europe	15.2%	15.5%	14.7%
アジアおよびその他・Asia	10.1%	12.5%	15.4%
日本・Japan	57.9%	56.6%	55.3%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
北米・North America	15.8%	17.9%	15.2%	18.7%	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%	14.5%
欧州・Europe	15.7%	14.8%	16.7%	17.7%	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%	14.1%
アジアおよびその他・Asia	10.8%	9.3%	11.7%	10.8%	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%	18.0%
日本・Japan	57.7%	58.0%	56.4%	52.8%	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%	53.4%

	2003-4Q	2004-4Q
北米・North America	14.6%	14.5%
欧州・Europe	15.7%	14.1%
アジアおよびその他・Asia	14.6%	18.0%
日本・Japan	55.1%	53.4%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Aannual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2000.3	2001.3	2002.3	2003.3	2004.3
総資産・Total Assets	239,341	267,610	278,067	274,288	289,887
株主資本・Shareholders' Equity	175,145	195,333	219,180	224,218	218,978
株主資本比率・Shareholders' Equity Ratio	73.2%	73.0%	78.8%	81.7%	75.5%

	2001.9	2002.9	2003.9
総資産・Total Assets	268,316	291,099	265,734
株主資本・Shareholders' Equity	204,363	227,964	205,213
株主資本比率・Shareholders' Equity Ratio	76.2%	78.3%	77.2%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
総資産・Total Assets	263,751	268,316	268,749	278,067	277,988	291,099	293,641	274,288	290,686	265,734	275,251	289,887
株主資本・Shareholders' Equity	198,590	204,363	213,285	219,180	219,695	227,964	222,735	224,218	233,082	205,213	209,967	218,978
株主資本比率・Shareholders' Equity Ratio	75.3%	76.2%	79.4%	78.8%	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.5%

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

	2000.3	2001.3	2002.3	2003.3	2004.3
株主数(名)・Number of Shareholders	4,928	7,835	6,872	7,459	7,660
外人持株比率・Ratio of Foreign Shareholders	29.9%	32.4%	34.2%	38.1%	50.5%

	2001.9	2002.9	2003.9
株主数(名)・Number of Shareholders	8,421	7,786	7,545
外人持株比率・Ratio of Foreign Shareholders	33.8%	36.1%	46.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
株主数(名)・Number of Shareholders	7,831	8,421	8,435	6,872	6,828	7,786	7,684	7,459	7,456	7,545	7,454	7,660
外人持株比率・Ratio of Foreign Shareholders	32.4%	33.8%	33.9%	34.2%	34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%	50.5%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
1株当りキャッシュフロー・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share

	2000.3	2001.3	2002.3	2003.3	2004.3
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	316.61	464.99	377.57	343.31	576.45
一株当たり当期純利益・EPS	176.26	186.60	203.15	171.10	350.96
1株当たり配当金・Cash dividends Per Share	35.00	50.00	50.00	50.00	100.00
1株当たり純資産・Shareholders' Equity Per Share	1,506.21	1,680.45	1,886.20	1,945.16	1,967.60

	2001.9	2002.9	2003.9
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	196.45	211.46	251.09
一株当たり当期純利益・EPS	117.63	127.84	166.21
1株当たり配当金・Cash dividends Per Share	25.00	25.00	50.00
1株当たり純資産・Shareholders' Equity Per Share	1,759.87	1,963.19	1,845.23

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	102.50	93.95	86.75	94.35	100.67	110.78	24.93	106.99	125.39	125.71	138.88	187.35
一株当たり当期純利益・EPS	64.31	53.32	44.28	42.53	59.15	68.70	−18.29	61.62	85.05	81.12	93.88	91.28
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,710.15	1,759.87	1,836.71	1,887.50	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,967.60

	2003-4Q	2004-4Q
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	106.99	187.35
一株当たり当期純利益・EPS	61.62	91.28
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,946.79	1,967.60

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移(4Q Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	2000.3	2001.3	2002.3	2003.3	2004.3
株価収益率・PER	55.03	43.73	44.50	41.79	28.92
株価キャッシュフロー倍率・PCFR	30.64	17.55	23.94	20.83	17.61
株価純資産倍率・PBR	6.44	4.86	4.79	3.68	5.16
期末株価・Stock Price(円・¥)	9,700	8,160	9,040	7,150	10,150

	2001.9	2002.9	2003.9
株価収益率・PER	52.71	59.06	52.04
株価キャッシュフロー倍率・PCFR	31.56	35.70	34.45
株価純資産倍率・PBR	3.52	3.85	4.69
期末株価・Stock Price(円・¥)	6,200	7,550	8,650

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
株価収益率・PER	122.84	116.28	176.83	212.56	147.42	109.90	8,291.71	116.03	97.24	106.63	105.04	111.20
株価キャッシュフロー倍率・PCFR	77.07	65.99	90.26	95.81	86.62	68.15	333.33	66.83	65.95	68.81	70.85	54.18
株価純資産倍率・PBR	4.62	3.52	4.26	4.79	4.61	3.85	4.33	3.67	4.09	4.69	5.21	5.16
期末株価・Stock Price(円・¥)	7,900	6,200	7,830	9,040	8,720	7,550	8,310	7,150	8,270	8,650	9,840	10,150

	2003-4Q	2004-4Q
株価収益率・PER	116.03	111.20
株価キャッシュフロー倍率・PCFR	66.83	54.18
株価純資産倍率・PBR	3.67	5.16
期末株価・Stock Price(円・¥)	7,150	10,150

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1998年3月期 (Year ended March 1998) 最高値 H…2月(Feb.)¥5,640 最安値 L…7月(Jul.)¥3,050
1999年3月期 (Year ended March 1999) 最高値 H…3月(Mar.)¥7,180 最安値 L…10月(Oct.)¥3,840
2000年3月期 (Year ended March 2000) 最高値 H…3月(Mar)¥10,890 最安値 L…9月(Sep.)¥5,520
2001年3月期 (Year ended March 2001) 最高値 H…5月(May.)¥11,900 最安値 L…3月(Mar.)¥6,560
2002年3月期 (Year ended March 2002) 最高値 H…3月(Mar.)¥9,370 最安値 L…9月(Sep.)¥5,740
2003年3月期 (Year ended March 2003) 最高値 H…5月(May.)¥9,970 最安値 L…3月(Aug.)¥6,720
2004年3月期 (Year ended March 2004) 最高値 H…3月(Mar.)¥10,650 最安値 L…5月(May.)¥6,690
出来高・Trading Volume(千株・Million Sheares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)


中間推移(Interim Transition)
当期純利益・Net Income


四半期毎の推移(Quarter Transition)
減価償却費・Depreciation
設備投資額・Capital Expenditure


4Q推移(4Q Transition)

※2004. 3期ならびに2004-4Q期には、営業権償却3, 300百万円、固定資産減損処理2, 040百万円が含まれております。

	2000.3	2001.3	2002.3	2003.3	2004.3
減価償却費・Depreciation	16,050	32,137	20,104	19,792	25,328
当期純利益・Net Income	20,715	21,860	23,740	20,037	39,548
キャッシュフロー・Cash Flow Total	36,765	53,997	43,844	39,829	64,876
設備投資額・Capital Expenditure	17,770	39,672	19,585	15,948	30,659

	2001.9	2002.9	2003.9
減価償却費・Depreciation	9,153	9,710	9,663
当期純利益・Net Income	13,660	14,845	18,924
キャッシュフロー・Cash Flow Total	22,813	24,555	28,587
設備投資額・Capital Expenditure	10,279	6,798	10,826

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
減価償却費・Depreciation	4,435	4,718	4,932	6,019	4,823	4,887	5,020	5,061	4,645	5,018	5,027	10,638
当期純利益・Net Income	7,468	6,192	5,142	4,938	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205
キャッシュフロー・Cash Flow Total	11,903	10,910	10,074	10,957	11,691	12,864	2,895	12,378	14,440	14,147	15,446	20,843
設備投資額・Capital Expenditure	5,603	4,675	5,010	4,297	2,664	4,134	4,794	4,354	6,269	4,557	7,965	11,868

	2003-4Q	2004-4Q
減価償却費・Depreciation	5,061	10,638
当期純利益・Net Income	7,317	10,205
キャッシュフロー・Cash Flow Total	12,378	20,843
設備投資額・Capital Expenditure	4,354	11,868

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)


中間推移(Interim Transition)
研究開発費・R&D Expenses


四半期毎の推移(Quarter Transition)
売上高研究開発費比率・R&D Exp./Net Sales


4Q推移(4Q Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
研究開発費・R&D Expenses	7.7	7.3	7.3	8.7	9.8
売上高研究開発費比率・R&D Exp./Net Sales	3.7%	3.1%	3.1%	3.5%	3.6%

	2001.9	2002.9	2003.9
研究開発費・R&D Expenses	3.3	4.2	4.7
売上高研究開発費比率・R&D Exp./Net Sales	2.8%	3.4%	3.5%

	2002-1Q	2002-2Q	2002-3Q	2002-4Q	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q
研究開発費・R&D Expenses	1.7	1.6	1.9	2.1	2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6
売上高研究開発費比率・R&D Exp./Net Sales	2.8%	2.8%	3.3%	3.4%	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.7%

	2003-4Q	2004-4Q
研究開発費・R&D Expenses	2.5	2.6
売上高研究開発費比率・R&D Exp./Net Sales	4.1%	3.7%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2000.3	2001.3	2002.3	2003.3	2004.3
手元資金 ・Cash and Cash Equivalents (consolidated)	51,654	51,697	66,321	75,694	80,425
連結手元流動性(月)・Liquidity(Group) / month	3.1	2.6	3.4	3.5	3.5

	2001.9	2002.9	2003.9
手元資金 ・Cash and Cash Equivalents (consolidated)	51,125	88,068	62,895
連結手元流動性(月)・Liquidity(Group) / month	2.6	4.3	3.2

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
手元資金 ・Cash and Cash Equivalents (consolidated)	45,987	51,125	51,769	66,321	71,941	88,068	87,434	75,694	81,498	62,895	66,125	80,425
連結手元流動性(月)・Liquidity(Group) / month	2.3	2.6	2.7	3.3	3.5	4.3	4.3	4.0	3.7	3.2	2.8	3.1

18. 有利子負債・ Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移 (Interim Transition)
四半期末の推移(Quarter Transition)
短期借入金・Short-term Borrowings
長期借入金・Long-term Loans
借入金依存度・Debt/Total Assets

	2000.3	2001.3	2002.3	2003.3	2004.3
短期借入金・Short-term Borrowings	3,408	4,630	3,378	2,284	486
長期借入金・Long-term Loans	275	424	569	7	0
小計・SUB TOTAL	3,683	5,054	3,947	2,291	486
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,683	5,054	3,947	2,291	486
借入金依存度・Debt/Total Assets	1.5%	1.9%	1.4%	0.8%	0.2%

	2001.9	2002.9	2003.9
短期借入金・Short-term Borrowings	3,176	3,264	2,050
長期借入金・Long-term Loans	406	417	150
小計・SUB TOTAL	3,582	3,681	2,200
割引手形・Notes Discounted	-	-	-
合計・TOTAL	3,582	3,681	2,200
借入金依存度・Debt/Total Assets	1.3%	1.3%	0.8%

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
短期借入金・Short-term Borrowings	4,709	3,176	3,487	3,378	3,098	3,264	2,549	2,284	2,201	2,050	1,297	486
長期借入金・Long-term Loans	385	406	597	569	569	417	15	7	150	150	0	0
小計・SUB TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	5,094	3,582	4,084	3,947	3,667	3,681	2,564	2,291	2,351	2,200	1,297	486
借入金依存度・Debt/Total Assets	1.9%	1.3%	1.5%	1.4%	1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%	0.2%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高] ・Inventories [end of period]


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	2000.3	2001.3	2002.3	2003.3	2004.3
棚卸資産[期末在高] ・Inventories [end of period]	32,822	36,506	35,595	32,360	32,877
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.3	3.1	3.2	3.1	2.7

	2001.9	2002.9	2003.9
棚卸資産[期末在高] ・Inventories [end of period]	35,817	35,024	33,360
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.2	2.8

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
棚卸資産[期末在高] ・Inventories [end of period]	36,490	35,817	37,085	35,595	35,895	35,024	33,811	32,360	34,437	33,360	33,804	32,877
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.3	3.3	3.2	3.2	3.2	3.1	3.0	2.9	2.8	2.8	2.7

20. 人員・Number of Employees


年度推移(Annual Transition)
欧州・Europe
北米・North America
アジア・Asia
日本・


中間推移(Interim Transition)
日本・Japan


四半期末の推移(Quarter Transition)
アジア・Asia
欧州・Europe
北米・North America

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	422	1,575	1,516	1,445	1,323
欧州・Europe	2,055	2,000	2,102	2,082	1,821
アジア・Asia	4,579	5,838	6,411	7,346	11,925
日本・Japan	3,595	3,553	3,282	3,150	3,023
総従業員数 ・Number of Total Employees	10,651	12,966	13,311	14,023	18,092

	2001.9	2002.9	2003.9
北米・North America	1,512	1,496	1,365
欧州・Europe	1,922	2,099	1,851
アジア・Asia	5,986	6,865	8,555
日本・Japan	3,520	3,251	3,142
総従業員数 ・Number of Total Employees	12,940	13,711	14,913

	2001.6.	2001.9.	2001.12.	2002.3	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9.	2003.12.	2004.3.
北米・North America	1,549	1,512	1,547	1,516	1,508	1,496	1,386	1,445	1,434	1,365	1,328	1,323
欧州・Europe	1,846	1,922	2,024	2,102	2,125	2,099	2,085	2,082	2,050	1,851	1,801	1,821
アジア・Asia	5,869	5,986	6,212	6,411	6,500	6,865	7,046	7,346	7,759	8,555	9,333	11,925
日本・Japan	3,583	3,520	3,490	3,282	3,273	3,251	3,269	3,150	3,077	3,142	3,127	3,023
総従業員数 ・Number of Total Employees	12,847	12,940	13,273	13,311	13,406	13,711	13,786	14,023	14,320	14,913	15,589	18,092

21. 通期 事業の種類別セグメント情報[成長性と収益性]・Annual Sales Growth and Profitability by Business Segment


Apr.1, 2003～Mar.31, 2004 VS Apr.1, 2002～Mar.31, 2003
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
エレクトロオプティクス・Electro-Optics
ヘルスケア・Health Care
ビジョンケア・Vision Care
サービス・Service
Consolidated Basis
Consolidated
※ホトニクス、クリスタルは、圏外のため省略。
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2003 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	21.2%
Photonics	-1.9%	-25.0%
Vision Care	17.8%	4.0%
Health Care	22.1%	6.2%
Crystal	-11.3%	-35.7%
Service	8.5%	-11.3%
CONSOLIDATED	25.1%	10.2%

Apr.1, 2002 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	30.8%	9.8%
Photonics	-10.7%	-23.4%
Vision Care	16.0%	1.3%
Health Care	19.0%	15.6%
Crystal	-0.2%	-23.5%
Service	5.3%	-0.8%
CONSOLIDATED	21.5%	4.7%

22. 通期 所在地別セグメント情報[成長性と収益性]・Annual Sales Growth and Profitability by Geographical Segment


Apr.1, 2003～Mar.31, 2004 VS Apr.1, 2002～Mar.31, 2003
日本・Japan
欧州・Europe
アジア・Asia
北米・North America
Consolidated Basis
Consolidated
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2003 – Mar.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.3%	13.4%
北米・North America	5.5%	-7.4%
欧州・Europe	23.6%	14.8%
アジア・Asia	24.7%	6.0%
CONSOLIDATED	25.1%	10.2%

Apr.1, 2002 – Mar.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.8%	4.3%
北米・North America	2.6%	-3.3%
欧州・Europe	17.7%	12.7%
アジア・Asia	19.5%	17.7%
CONSOLIDATED	21.5%	4.7%

23. 「参考」グループ連結経営(2004.3.31.現在)
/ HOYA's Global Group Management(As of March 31, 2004)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援 (Legal & Financial Support)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.)★ NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.)	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. KOREA OPTICAL GLASS CO.LTD HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRO QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD.☆ HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD.☆ HOYA MICROELECTRONICS TAIWAN CO., LTD ☆☆☆ NSG PHILIPPINES, INC. ☆☆☆☆ ADVANCED DISK TECHNOLOGY SDN. BHD. ☆☆☆☆	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA HEALTHCARE SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.☆☆		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S☆		欧州 / EUROPE HOYA HOLDINGS NV FHQ

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:

※ : 持分法適用会社 / Affiliates accounted for by the equity method

☆ : 2004年3月期第1四半期に設立/Established in 2004-1Q.

☆☆ : 2004年3月期第2四半期に設立/Established in 2004-2Q.

☆☆☆ : 2004年3月期第3四半期に設立/Established in 2004-3Q.

☆☆☆☆ : 2004年3月期第4四半期に買収/Acquired in 2004-4Q.

★ : 2004年3月期第1四半期に持分法適用会社から連結会社に変更。2003年12月に事業統合・社名変更。/ Changed to a consolidated subsidiary in 2004-1Q from an affiliate accounted by the equity method. December 2003, integrated the businesses and renamed.

HOYA

May 27, 2004

Notice of the 66th Ordinary General Meeting of Shareholders

Dear Shareholders:

Notice is hereby given that the 66th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to be present at such meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth in the accompanying "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company, no later than June 17 (Thursday), 2004.

Yours very truly,

HOYA CORPORATION
2-7-5, Naka-Ochiai, Shinjuku-ku,
Tokyo, Japan

Hiroshi Suzuki
President and Chief Executive Officer

Description

1. **Date and time of meeting:**

   June 18th (Friday), 2004, at 10:00 a.m.

2. **Location:**

   Meeting Room in the Head Office of the Company
   2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo, Japan
   (Please refer to the guide map of the venue attached at the end of this document.)

3. Matters forming the objects of the meeting:

(1) Matters to be reported:

1. Reports on the balance sheets as of March 31, 2004 and the business report and statements of income for the 66th fiscal year (from April 1, 2003 to March 31, 2004).

2. Reports on the contents and reasons for the appropriation of retained earnings for the 66th fiscal year.

(2) Matters for resolution:

Proposition No. 1: Partial amendment to the Articles of Incorporation.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (pages 49 to 51) below.

Proposition No. 2: Election of 8 Directors.

Proposition No. 3: Issuance of new share subscription rights as stock options.

An outline of the proposition is as set forth in the "INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS" (pages 55 to 57) below.

The Attached documents relating to the Matters forming the objects of the meeting and INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS are as set forth hereinafter.

– END –

Request to shareholders:

If attending the meeting, please present the enclosed voting form to the receptionist at the meeting. If attending the meeting by proxy, the proxy must present the enclosed voting form to the receptionist at the meeting, together with an instrument showing his/her authority to act as proxy.

(The proxy shall be required to be a shareholder of the Company having voting rights under the Articles of Incorporation of the Company.)

(Attached documents)

BUSINESS REPORT FOR THE 66TH FISCAL YEAR

(For the period from April 1, 2003 to March 31, 2004)

I. Outline of Business Activities:

1. Development and Results of Business Activities:

(1) General overview:

In the fiscal year under review in Japan, financial uncertainties abated and, with the recovery of The Nikkei Stock Average to levels above 10,000 yen, a moderate recovery in business conditions started to become evident. In particular, civilian demand was revitalized centered on the so-called "three new divine treasures" or home appliances with digital functions, and companies in the manufacturing sector were also helped by a recovery in exports and their restructuring efforts to produce good results. However, expectations of an economic recovery in the non-manufacturing sector seemed to have been dull, personal consumption remained stagnant due to concerns about employment and future income, and the prospects for a bottoming out of the economy remained unclear.

Under these circumstances, net sales of HOYA CORPORATION (hereafter "the Company") on a non-consolidated basis increased 15.3% year-on-year to ¥183,771 million.

Operating income increased 6.8% year-on-year to ¥28,341 million, and ordinary income increased 14.1% year-on-year to ¥33,610 million.

Net income increased 75.8% year-on-year to ¥15,558 million.

Net income per share amounted to ¥138.24, an increase of ¥62.97 year-on-year.

The net sales and operating income recorded historical highs.

Total assets increased ¥285 million year-on-year to ¥209,673 million, shareholders' equity decreased ¥22,756 million year-on-year to ¥143,617 million, and the ratio of shareholders' equity to total assets was 68.5%, a decrease of 11.0 percent point year-on-year. This was due to the acquisition by the Company of its own shares with the purpose of repaying profits to its shareholders, which resulted in an increase of ¥32,451 million in the outstanding balance of treasury stock, a deducted item in the shareholders' equity.

(2) Summary of operating results by segment:

Electro-Optics segment:

Net sales of this segment during the fiscal year under review increased 22.2% year-on-year to ¥130,037 million. During the period, the segment received increased orders

for high value-added products in association with the development of next-generation products on the customers' side, and sales increased year-on-year. Effective February 1, 2004, the Company merged HOYA OPTICS CORPORATION, one of its subsidiaries, into itself.

Vision Care segment:

Net sales of this segment during the fiscal year under review decreased 5.8% year-on-year to ¥49,550 million. During the period, the market gravitation towards low-priced products continued due to the effects of the deflationary phenomena in the product market. The Company strove to secure its earnings by promoting sales of its high-value-added products. However, sales decreased year-on-year.

Crystal segment:

Net sales of this segment during the fiscal year under review amounted to ¥4,183 million. During the transitory period for reorganization of the operation, the Company narrowed its focus by selection and concentration for its reconstruction. As the subsidiary concerned was merged into the Company to become its Crystal Division effective March 1, 2003, no year-on-year comparison is made.

For the consolidated results of the HOYA Group, please refer to "13. State of Business Combinations: (1) State of globalized management of consolidated group companies" (page 17).

(3) Capital investment and fund-raising:

Capital investment during the fiscal year under review increased 23.6% year-on-year to ¥10,832 million. The necessary funding for such investment was covered by internal funds.

In addition, in order to acquire its own shares with the purpose of repaying profits to its shareholders, the Company effected borrowing of ¥5,120 million from the financial headquarters subsidiary of the entire HOYA Group (HOYA HOLDINGS N.V.).

2. Changes in Operating Results and State of Assets:

Classification	62nd fiscal year (ended March 31, 2000)	63rd fiscal year (ended March 31, 2001)	64th fiscal year (ended March 31, 2002)	65th fiscal year (ended March 31, 2003)	66th fiscal year (ended March 31, 2004)
	(millions of yen, unless stated otherwise)				
Net sales	126,719	151,166	151,789	159,432	183,771
Ordinary income	25,122	35,945	30,169	29,460	33,610
Net income	15,851	12,283	15,333	8,852	15,558
Net income per share (yen)	136.50	105.78	132.04	75.27	138.24
Total assets	205,373	217,967	217,074	209,387	209,673
Shareholders' equity	155,066	162,102	171,933	166,374	143,617
Capital ratio (%)	75.5	74.4	79.2	79.5	68.5

(Notes) 1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year (treasury stock is excluded for the fiscal years starting in the 64th fiscal year and thereafter). Starting in the 65th fiscal year (ended March 31, 2003), the "Accounting Standard Concerning Net Income Per Share" (Accounting Standard No. 2) is applied.

2. Net income decreased substantially during the 63rd fiscal year (ended March 31, 2001). This was due to an amortization of goodwill of ¥15,167 million posted under extraordinary losses with respect to the reorganization of 13 subsidiaries in the United States into overseas branches as of March 1, 2001.

3. Net income decreased substantially during the 65th fiscal year (ended March 31, 2003). This was due to the posting under extraordinary losses of ¥10,189 million to cover the amount required in connection with the procedures towards dissolution of the employees' pension fund of the Company.

4. The results and state of the 66th fiscal year (ended March 31, 2004) were as stated in "1. Development and Results of Business Activities" above (page 3).

II. Outline of the Company (as of March 31, 2004):

1. Major Businesses:

The business of the Company is composed of the Electro-Optics segment dealing with IT (information technology)-related products including semiconductors and liquid crystals, the Vision Care segment dealing with eyeglass-related products, and Crystal segment dealing with crystal glass products. The major products dealt with by each segment are as follows:

Business Segment	Division and Major products	Composition in net sales (%)
Electro-Optics segment	• Electronics Division: Photomasks and mask blanks for semiconductors; masks for LCDs, parts for glass panels of LCDs • MD Division: Glass disks for hard disk drives (HDDs) • Optics Division: Optical lenses, optical glasses; electronic glasses	70.7
Vision Care segment	• Vision Care Company Eyeglass lenses, eyeglass frames; equipment for ophthalmic and lens processing	27.0
Crystal segment	• Crystal Company Crystal glass products	2.3
Total		100.0

Effective February 1, 2004, the Company merged HOYA OPTICS CORPORATION, one of its subsidiaries, into itself. As a result, net sales during the two months of February and March 2004 of the subsidiary were included in the above table as those of the Electro-Optics segment of HOYA CORPORATION.

2. Head Office, Principal Places of Business, and Plants:

(1) Head office:

2-7-5, Naka-Ochiai, Shinjuku-ku, Tokyo

(2) Principal business offices and plants:

Name	Location	Name	Location
(Electro-Optics segment)		(Vision Care segment)	
Marketing Department	Shinjuku-ku, Tokyo	Vision Care Global Headquarters	Shinjuku-ku, Tokyo
Yokohama Marketing Center	Yokohama city, Kanagawa prefecture	Japan Marketing Headquarters	Shinjuku-ku, Tokyo
Kansai Marketing Center	Kyoto city, Kyoto prefecture	East Japan Marketing Department	Shinjuku-ku, Tokyo
Nagasaka Factory	Nagasaka town, Yamanashi prefecture	West Japan Marketing Department	Osaka city, Osaka prefecture
Hachioji Factory	Hachioji city, Tokyo	Specialist Marketing Department	Shinjuku-ku, Tokyo
Kumamoto Factory	Ohzu town, Kumamoto prefecture	North America Branches	State of Texas, etc. United States of America
Akishima Factory	Akishima city, Tokyo	(Crystal segment)	
Nagano Factory	Takamori town, Nagano prefecture	Administration Department, Marketing Department	Shinjuku-ku, Tokyo
R&D Center	Akishima city, Tokyo	Musashi Factory	Iruma city, Saitama prefecture

3. State of Shares:

(1) Total number of shares authorized to be issued by the Company:
Common stock: 320,000,000 shares

(2) Total number of issued shares:
Common stock: 116,124,405 shares
(unchanged from the end of the previous fiscal year)

(3) Number of shareholders:
7,660 persons
(an increase of 201 persons from the end of the previous fiscal year)

(4) Number of shares constituting one unit:
100 shares

4. Principal shareholders (top ten):

	Name	Investment in the Company		The Company's investment in principal shareholders	
		Number of shares (hundred shares)	Percentage of voting rights (%)	Number of shares (hundred shares)	Percentage of voting rights (%)
1	State Street Bank and Trust Company	99,258	8.92	—	—
2	Japan Trustee Services Bank, Limited (Trust Account)	79,529	7.15	—	—
3	The Chase Manhattan Bank, N.A., London	70,845	6.37	—	—
4	The Master Trust Bank of Japan, Limited (Trust Account)	70,534	6.34	—	—
5	The Dai-Ichi Mutual Life Insurance Company	57,653	5.18	—	—
6	The Chase Manhattan Bank, N.A. London, SL Omnibus Account	48,617	4.37	—	—
7	Nippon Life Insurance Company	41,398	3.72	—	—
8	Mellon Bank Treaty Clients Omnibus	25,109	2.25	—	—
9	Mamoru Yamanaka	22,548	2.02	—	—
10	Kohei Yamanaka	19,711	1.77	—	—

(Notes) 1. In consideration of the number of voting rights, the numbers of shares are stated in units of one hundred shares and less-than-unit shares are rounded down.
2. The Company, which holds 48,578 units of shares of its treasury stock, is excluded from the above list as such shares are devoid of voting rights.

5 State of acquisition, disposal and ownership by the Company of its own shares:

(1) Acquired shares:
Common stock: 3,962,711 shares
Aggregate acquisition prices:¥32,905,737 thousands

(2) Disposed shares:
Common stock: 55,894 shares
Aggregate disposal prices: ¥418,700 thousands

(3) Number of shares the Company owned at the end of the fiscal year under review:
Common stock: 4,857,867 shares

(Note) As of March 31, 2003, the Company owned 951,050 shares of its common stock.

6 Issuance of new share subscription rights:

(1) New share subscription rights the Company has already issued:

	Number of new share subscription rights	Class and number of shares to be issued upon exercise of new share subscription rights	Paid-in amount per share upon exercise of each new share subscription right	Exercise period
First issue of new share subscription rights for common stock (Resolved by the Board of Directors on October 21, 2002)	8,839 rights	883,900 shares of common stock	7,670 yen	From Oct. 1, 2003 to Sep. 30, 2007
Second issue of new share subscription rights for common stock (Resolved by the Board of Directors on May 23, 2003)	70 rights	7,000 shares of common stock	6,690 yen	From Oct. 1, 2003 to Sep. 30, 2007
Third issue of new share subscription rights for common stock (Resolved by the Board of Directors on November 27, 2003)	1,755 rights	175,500 shares of common stock	9,750 yen	From Oct. 1, 2004 to Sep. 30, 2008

(Notes) 1. Each of the new share subscription rights was issued free of charge with the purpose of granting stock options and was approved at the respective General Meeting of Shareholders.

2. Upon exercising of each new share subscription right, 100 shares are to be issued.

(2) New share subscription rights the Company issued to persons other than its shareholders at specifically favorable conditions during the fiscal year under review:

	Second issue of new share subscription rights for common stock (Resolved at the Ordinary General Meeting of Shareholders on June 21, 2002) (Resolved by the Board of Directors on May 23, 2003)	Third issue of new share subscription rights for common stock (Resolved at the Ordinary General Meeting of Shareholders on June 20, 2003) (Resolved by the Board of Directors on November 27, 2003)
1) The issued number of new share subscription rights	80 rights	1,755 rights
2) Class and number of shares targeted to be issued	8,000 shares of common stock (100 shares for each new share subscription right)	175,500 shares of common stock (100 shares for each new share subscription right)
3) Issue price of a new share subscription right	Free of charge.	
4) Paid-in amount per share upon exercising of new share subscription rights	6,690 yen	9,750 yen
5) Exercise period of new share subscription rights	From Oct. 1, 2003 to Sep. 30, 2007	From Oct. 1, 2004 to Sep. 30, 2008
6) Terms and conditions of the exercising of new share subscription rights	i) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other good reason. ii) No new share subscription right so granted can be inherited. iii) No new share subscription right so granted can be assigned, given in pledge or otherwise disposed of. iv) In the allotment contract of new share subscription rights, the Company shall have the right to fix the maximum number of new share subscription rights exercisable, or the maximum aggregate issue prices of shares to be issued upon exercising of the new share subscription rights, in each year (from January 1 to December 31) during the new share subscription right exercise period. v) Any other term and condition shall be governed by the allotment contract of new share subscription rights entered into in accordance with the resolution of the Board of Directors for the issuance of the new share subscription rights.	
7) Causes and conditions for cancellation of new share subscription rights	i) In the event that a merger agreement under which the Company becomes a company ceasing to exist upon the merger is approved or a proposition for the approval of a stock-for-stock exchange agreement under which the Company shall become a wholly-owned subsidiary or a proposition on a stock-transfer is adopted at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration. ii) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights or waives all or part of his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.	
8) Favorable conditions	New share subscription rights are issued free of charge.	

9) Names of grantees and the number of new share subscription rights they were granted

i) Second issue of new share subscription rights for common stock

Employees of the Company and directors and employees of its subsidiaries:

Name	Company	Number of new share subscription rights	Notes
S. Ghirardi	HOYA LENS OF AMERICA, INC.	40 rights	Director of subsidiary
W. Eichin	HOYA LENS DEUTSCHLAND GMBH	40 rights	Employee of subsidiary

Classification of the new share subscription rights granted to directors and employees of subsidiaries:

Classification	Number of new share subscription rights	Class and number of shares targeted to be issued	Aggregate number of grantees
Directors of subsidiaries	40 rights	4,000 shares of common stock	1 grantee
Employees of subsidiaries	40 rights	4,000 shares of common stock	1 grantee
Total	80 rights	8,000 shares of common stock	2 grantees

ii) Third issue of new share subscription rights for common stock

Directors and Executive Officers of the Company:

Name	Company	Number of new share subscription rights	Notes
Hiroshi Suzuki	HOYA CORPORATION	85 rights	Director and Executive Officer of the Company
Yoshikazu Hanawa	HOYA CORPORATION	50 rights	Director of the Company
Eiko Kono	HOYA CORPORATION	50 rights	Director of the Company
Kenji Ema	HOYA CORPORATION	45 rights	Director and Executive Officer of the Company
Hiroaki Tanji	HOYA CORPORATION	30 rights	Director and Executive Officer of the Company
Takeo Shiina	HOYA CORPORATION	10 rights	Director of the Company
Naotaka Saeki	HOYA CORPORATION	10 rights	Director of the Company
Yuzaburo Mogi	HOYA CORPORATION	10 rights	Director of the Company

Employees of the Company and directors and employees of its subsidiaries (top 10 grantees):

Name	Company	Number of new share subscription rights	Notes
Ryoichi Kashiwazaki	HOYA CORPORATION	70 rights	Employee of the Company
Chiichiro Hanawa	HOYA CORPORATION	40 rights	Employee of the Company
Shizuo Noro	HOYA OPTICS (THAILAND) LTD.	40 rights	Director of subsidiary
Nobuo Tanaka	HOYA LENS THAILAND LTD.	40 rights	Director of subsidiary
N. Bewtra	HOYA HOLDINGS, INC.	20 rights	Employee of subsidiary
Hidenobu Chujo	HOYA CORPORATION	20 rights	Employee of the Company
Kouki Ishizaki	HOYA CORPORATION	20 rights	Employee of the Company
Atsushi Uezaki	HOYA CORPORATION	20 rights	Employee of the Company
Kimihiro Miyazawa	HOYA CORPORATION	20 rights	Employee of the Company
Tatsuo Nishimoto	HOYA CORPORATION	20 rights	Employee of the Company

Directors of subsidiaries who were granted more rights than the lowest number of rights granted to any Director or Executive Officer of the Company other than those who are stated above:

Name	Company	Number of new share subscription rights
Makoto Takeuchi	HOYA LENS KOREA CO., LTD.	15 rights
E. Girbal	HOYA LENS FRANCE SAS	10 rights
M. Llanas	HOYA LENS IBERIA S.A.	10 rights
S. Ghirardi	HOYA LENS OF AMERICA, INC.	10 rights
Junichi Kakugo	HOYA LENS AUSTRALIA PTY. LTD.	10 rights

Classification of the new share subscription rights granted to employees of the Company and directors and employees of its subsidiaries:

Classification	Number of new share subscription rights	Class and number of shares targeted to be issued	Aggregate number of grantees
Employees of the Company	900 rights	90,000 shares of common stock	62 grantees
Directors of subsidiaries	165 rights	16,500 shares of common stock	13 grantees
Employees of subsidiaries	400 rights	40,000 shares of common stock	34 grantees
Total	1,465 rights	146,500 shares of common stock	109 grantees

7. State of Employees:

Number of employees	Change from the end of the previous fiscal year	Average age	Average length of service
2,983 persons	(-) 306 persons	39.9 years	13.0 years

(Note) The above table covers regular employees only and does not include casual workers and part-time employees.

8. State of Officers:

(1) List of Directors

Name	Title in the Company	Duties or primary occupations
Takeo Shiina	Director	Senior Advisor of IBM Japan, Ltd.
Naotaka Saeki	Director	Senior Advisor of UFJ Bank Limited
Yuzaburo Mogi	Director	President and Representative Director of Kikkoman Corporation
Yoshikazu Hanawa	Director	Advisor and Honorary Chairman of Nissan Motor Co., Ltd.
Eiko Kono	Director	Chairperson and Representative Director, Chief Executive Officer, of Recruit Co., Ltd.
Hiroshi Suzuki	Director	Chief Executive Officer
Kenji Ema	Director	Chief Financial Officer
Hiroaki Tanji	Director	General Manager of New Business Development

(Notes) 1. Five of the Directors, namely, Messrs. Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Ms. Eiko Kono, are outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

2. Changes in the officers during the fiscal year under review:

i) At the 65th Ordinary General Meeting of Shareholders held on June 20, 2003, Mr. Yoshikazu Hanawa and Ms. Eiko Kono were newly elected as Directors and assumed their positions on the same day.

ii) With the shift to a *committee establishing company* approved at the 65th Ordinary General Meeting of Shareholders held on June 20, 2003, the Statutory Auditors, namely, Messrs. Takashi Kato, Yasuo Ozawa, Katsuhiro Matsunaga and Hideaki Iizuka, retired from office.

iii) Each member of the committees of the *committee establishing company* as provided for in Article 21-5, paragraph 1, of the "Law Concerning Special Exceptions to the Commercial Code Relating

to Audit, etc. of Stock Corporations." were elected at the meeting of the Board of Directors held on June 20, 2003, and assumed their respective positions.

[Nomination Committee]:	Messrs. Takeo Shiina (Chairman), Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa, and Ms Eiko Kono
[Audit Committee]:	Messrs. Naotaka Saeki (Chairman), Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa, and Ms Eiko Kono
[Remuneration Committee]:	Messrs. Yuzaburo Mogi (Chairman), Takeo Shiina, Naotaka Saeki, Yoshikazu Hanawa, and Ms Eiko Kono

3. Ms Eiko Kono assumed the positions of Director, Chairperson, and Chairperson of the Board of Directors, of Recruit Co., Ltd. effective April 1, 2004.

(2) List of Executive Officers

Name	Title in the Company	Duties
Hiroshi Suzuki	Representative Executive Officer	Chief Executive Officer (CEO)
Kenji Ema	Executive Officer	Chief Financial Officer (CFO)
Hiroaki Tanji	Executive Officer	General Manager of New Business Development

(Note) With the shift to a *committee establishing company* approved at the 65th Ordinary General Meeting of Shareholders held on June 20, 2003, the above Executive Officers were elected at the meeting of the Board of Directors held on the same day and assumed their respective positions.

9. Matters required for the Audit Committee to exercise its duties:

Particulars of the resolution by the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations and Article 193 of the Enforcement Rule of the Commercial Code:

(1) Matters concerning employees who shall assist the Audit Committee in its duties:
— Audit Committee Office is set up as an organization to assist the Audit Committee in its duties.

(2) Matters concerning securing the independence of the employees defined in the above item from Executive Officers:
— It is provided that the Audit Committee is entitled to appoint staff of the Audit Committee Office.

(3) Matters concerning regulations for crisis management of loss and other systems:
— A group in charge of risk management is established in the division in charge of internal control so as to secure the soundness of corporate activities.

(4) Matters concerning the system to secure Executive Officers to execute their duties in compliance with laws and regulations as well as Article of Incorporation and in an efficient manner:
— A group in charge of compliance is established in the division in charge of internal control so as to secure the soundness of corporate activities.
— HOYA Group observes "HOYA Business Conduct Guidelines" which was enacted in 1997 based on its Management Policy and Management Principles and reinforces effectiveness thereof with "HOYA Help Line," an intra-Group system of reporting and counseling established in April 2003.

With respect to the "Matters that Executive Officers and employees should report to

the Audit Committee and other matters concerning reports to the Audit Committee," the matters to be reported to the Audit Committee are not specifically provided for as all of the material matters are covered by the reports to the Board of Directors, pursuant to the revision of the regulation of the Board of Directors in which material matters are exhaustively to be reported to the Board of Directors at meetings of such Board of Directors at which a majority are outside directors.

With respect to the "Matters concerning storage and administration of the information regarding Executive Officers' exercising of their duties," material matters shall be stored and administered appropriately in accordance with the existing administration standards of request forms for decisions and minutes, etc.

10. Policy concerning determination by the Remuneration Committee of the amount of remuneration and others that Directors and Executive Officers receive:

(1) Basic policy

The Company, at which the Remuneration Committee (composed of outside directors) it originally established had decided treatment of the Directors, shifted to a *committee establishing company*, in accordance with which the role and composition of the Remuneration Committee was revised as follows:

i) Role

The Remuneration Committee is commissioned with the objective of "contributing to improvement of results of the Company by constructing a remuneration system that raises motivation among Directors and Executive Officers and by appraising their performance appropriately."

ii) Composition

During the fiscal year under review, the Remuneration Committee is composed of five outside directors who are not Executive Officers of the Company.

(2) Policy concerning remuneration for Directors

The remuneration is composed of a fixed salary as a Director and remuneration as a member or a chairman of a committee, and is determined at an appropriate level in consideration of the management environment of the Company and the level of such remuneration among other companies, etc.

(3) Policy concerning remuneration for Executive Officers

The remuneration is composed of a fixed salary as an Executive Officer and remuneration based on results, etc.

The fixed salary is set at an appropriate level according to the office and responsibility of each Executive Officer in consideration of the management environment and the results of the Company and the level of such remuneration among other companies, etc.

Remuneration based on results is determined by the results (whose indices are net sales and net income) and achievement of the management measures set at the beginning of the fiscal year, and is set at an appropriate level in consideration of the management environment of the Company and the level of such remuneration among other companies, etc.

(4) Stock options

Granting of stock options to Directors and Executive Officers is deliberated by the Remuneration Committee considering the results and appraising the grantees individually, and is decided by the Board of Directors.

11. Amount of property interest, including remuneration, the Company paid to the Directors, Executive Officers and Statutory Auditors in consideration of their execution of duties:

(1) from April 1, 2003 to June 20, 2003 (to the shift to a *committee establishing company*):

	Directors		Statutory Auditors		Total	
	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)
Remuneration based on resolution of General Meeting of Shareholders	6	30	4	16	10	46
Bonus to Directors by appropriating retained earnings	3	120	—	—	3	120
Retirement gratuities based on resolution of General Meeting of Shareholders (Note 4)	3	201	4	41	7	243
Total		351		58		410

(Notes) 1 Pursuant to the partial amendment to the Articles of Incorporation approved at the 65th Ordinary General Meeting of Shareholders held on June 20, 2003, the Company was shifted to a *committee establishing company* on the same day, in consequence of which the four Statutory Auditors retired from office on the same day.

2. Six Directors were in office at the end of the applicable period and there was no change during the period.

3. At the 58th Ordinary General Meeting of Shareholders held on June 27, 1996, it was resolved to terminate granting of bonuses to Statutory Auditors as an appropriation of retained earnings with a view that Statutory Auditors were responsible for monitoring execution of operation, and their remuneration was amended to fixed salaries only that were "within eight million yen per month."

4. The retirement gratuities based on a resolution of the General Meeting of Shareholders comprised of the payments upon the abolition of the policy of granting retirement gratuities to Directors and the retirement gratuities to Statutory Auditors that were approved at the Ordinary General Meeting of Shareholders held on June 20, 2003.

(2) from the shift to a *committee establishing company* on June 20, 2003 to March 31, 2004:

	Directors		Executive Officers		Total	
	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)	Number of payees (persons)	Amount of payments (million yen)
Determinate amount resolved by the Remuneration Committee	5	37	3	54	8	92

(Notes) (1) At the end of the period, there were eight Directors and three Executive Officers, of whom all three Executive Officers served as Directors concurrently. There was no change during the period. The remuneration of those who served as Directors and Executive Officers concurrently is entered in the column for Executive Officers.

(2) As remuneration according to results (indeterminate amount) which is resolved at the meeting of the Remuneration Committee held in April 2004, an estimated ¥165 million is posted based on

certain standards.

12. Amount of fees, etc. paid to Account Auditors

(1) Total amount of fees, etc. for the Company to pay to its Account Auditors:
¥56 million

(2) Of the "(1) Total amount" above, the total for fees, etc. paid by the Company to its Account Auditors in consideration of their work (certification of audit) as provided for in Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No.103):
¥48 million
The above amount includes fees, etc. for the audit as provided for in the Securities and Exchange Law.

13. State of Business Combinations:

(1) State of globalized management of consolidated group companies

1. Outline of consolidated business results — process and results of operations
(All the figures below are based on the figures in the consolidated financial statements.)

Consolidated Net Sales:

In terms of the economic conditions surrounding the Company and its group ("HOYA Group" hereinafter), a trend towards economic recovery became more evident centered on the semiconductor and electronic component industries, while plant and equipment investment by IT-related industries experienced a worldwide boom. In Japan, with digital home appliance acting as an engine for market growth, coupled with a recovery in exports by the manufacturing sectors, corporate earnings showed an upward trend on the back of beneficial effects from on-going corporate restructuring. However, in the non-manufacturing sector, a gap in domestic demand and a deflationary trend seemed to have dulled expectations of economic recovery, thus personal consumption has remained stagnant, being unable to shake off the negative influence of uncertainties in terms of employment and future income.

On the currency markets, with respect to average rates during the fiscal year under review, the US dollar depreciated by 7.0%, while that of the Thai baht fell 2.1%, respectively against the Japanese yen. On the other hand, the euro appreciated by 9.2% against the Japanese yen.

Under this business environment, in the Electro-Optics segment of the HOYA Group, the order volume increased for high precision products as customers increasingly sought new product development. In the Vision Care Division, overseas sales of eyeglass lenses were solid, while in the Health Care Division, contact lenses and intraocular lenses sold solidly. As a result, consolidated net sales during the fiscal year under review increased 10.2% year-on-year to ¥271,443 million – a new record high.



Consolidated Net Sales and Average Exchange Rate
· Million
·/US$
350,000
250,000
150,000
50,000
140.00
120.00
100.00
80.00
60.00
110.70
111.19
125.89
121.20
112.76
201,110
236,802
235,265
246,293
271,443
FY ended March
2000
2001
2002
2003
2004
Net sales
Average exchange rate (·/US$)

Consolidated Profits:

Operating income increased 28.7% year-on-year to ¥68,166 million, while ordinary income increased 30.8% year-on-year to ¥66,554 million.

During the fiscal year under review, while HOYA Group posted approximately ¥12 billion under extraordinary losses including amortization of goodwill, net income increased 97.4% year-on-year to ¥39,548 million. Net income per share amounted to ¥350.96, an increase of ¥179.86 year-on-year. The respective income as well as net sales represented record annual results.

Considering the results, the management proposes that the year-end dividend for the fiscal year under review be ¥50 per share. Consequently, the total dividend for the fiscal year, including the interim dividend of ¥50 per share already paid, will amount to ¥100 per share, an increase of ¥50 per share (the total doubled) on a year-on-year basis.



Profits
・Million
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
34,688
35,484
20,715
45,127
48,184
21,860
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
FY ended March
2000
2001
2002
2003
2004
Operating income
Ordinary income
Net income

Capital:

As of the end of the fiscal year under review, cash and deposits increased ¥4,731 million year-on-year, and notes and accounts receivable (trades) increased ¥8,329 million year-on-year. Consequently, total assets increased ¥15,599 million year-on-year to ¥289,887 million.

Liabilities increased ¥20,301 million year-on-year to ¥70,187 million as accrued income taxes increased ¥11,789 million.

With respect to the shareholders' equity, while retained earnings increased, treasury stock, a deducted item under the shareholders' equity, increased by ¥32,451 million as the Company acquired shares of its own stock during the fiscal year. Consequently, the shareholders' equity decreased ¥5,240 million to ¥218,978 million. As a result, the ratio of shareholders' equity to total assets decreased to 75.5%, down 6.2 percentage points year-on-year.

Return on shareholders' equity (ROE) increased to 17.8%, up 8.8 percentage points year-on-year.



• Million
Capital
300,000
200,000
100,000
0
73.2%
73.0%
78.8%
81.7%
75.5%
239,341
175,145
267,610
195,333
278,067
219,180
274,288
224,218
289,887
218,978
FY ended March
2000
2001
2002
2003
2004
Total assets
Shareholders' equity
Equity ratio

2. Outline of consolidated results by business segment

Information Technology:
consolidated net sales of ¥139,187 million (increased 19.0% Y-o-Y)

- Electro-Optics: consolidated net sales of ¥135,071 million (increased 21.2% Y-o-Y)

In terms of mask blanks for manufacturing semiconductors, as the precision of semiconductor products traded on the market was steadily enhanced, HOYA benefited from strong demand for such high-precision products as blanks for state-of-the-art phase-shift masks, etc., and sales increased on a year-on-year basis. In terms of photomasks for manufacturing semiconductors, the semiconductor market fared well with digital home appliances acting as its engine for growth; in terms of large-sized masks for LCDs, HOYA benefited from strong demand for masks as consumer demand for LCD televisions expanded and LCD panel manufacturers initiated new production lines; and sales of both products increased on a year-on-year basis.

In terms of glass disks for hard disk drives (HDDs), thanks to a recovery in sales of personal computers, and to a growth of the market of such small-caliber products as 1.0-inch and 1.8-inch disks, etc., demand expanded favorably and sales increased on a year-on-year basis.

In terms of optical lenses and glasses, sales of digital products such as digital cameras, etc. grew substantially in the market, and sales of our optical lenses such as molded aspheric lenses, etc. fared well. Sales increased on a year-on-year basis.

- Photonics: consolidated net sales of ¥4,116 million (decreased 25.0% Y-o-Y)

In terms of laser-related equipment, sales of products for industrial use decreased due to a pause in plant and equipment investment by flat panel manufacturers in the first half of the fiscal year.



Annual Net Sales - Information Technology
¥ Million
150,000
100,000
50,000
0
7,247
90,174
6,533
112,341
7,157
101,496
5,485
111,460
4,116
135,071
FY ended March 2000 2001 2002 2003 2004
Electro-Optics
Photonics

Eye Care:
consolidated net sales of ¥126,584 million (increased 4.5% Y-o-Y)

- Vision Care: consolidated net sales of ¥98,203 million (increased 4.0% Y-o-Y)

In the domestic eyeglass market, in spite of a moderate recovery, tough conditions persisted as the market continued to gravitate towards low-priced products. HOYA promoted sales of its high-value-added products, such as newly designed progressive lenses and newly introduced coated products, etc., and secured sales of products in the upper-price band but sales quantity of ordinary products decreased. Overall, sales decreased on a year-on-year basis.

Overseas, a considerable volume of low-priced products circulated in the market and the price competition for generic products intensified. HOYA, however, strengthened its sales of high-value-added products, including progressive and highly refractive lenses, etc., which resulted in an increase in the average unit price of all such products, and sales increased on a year-on-year basis.

As a result, the overall sales of the Division increased on a year-on-year basis.

- Health Care: consolidated net sales of ¥28,380 million (increased 6.2% Y-o-Y)

In terms of contact lenses, while price competition in the market intensified among discount retailers, HOYA tried to distinguish itself from the competition by promoting sales of high-value-added products and products backed by our "E-System" of lens compensation services and by improving its face-to-face services to clients by capitalizing on its expertise. Sales increased on a year-on-year basis.

Sales of intraocular lenses increased on a year-on-year basis thanks to continued strong sales of popular soft intraocular lenses.



Annual Net Sales - Eye Care
· Million
100,000
50,000
0
FY ended March
2000
2001
2002
2003
2004
19,541
71,753
20,129
86,198
23,105
93,184
26,716
94,388
28,380
98,203
Vision Care
Health Care

Lifestyle Refinement:
consolidated net sales of ¥5,672 million (decreased 31.2% Y-o-Y)

- Crystal: consolidated net sales of ¥4,321 million (decreased 35.7% Y-o-Y)

Sales of crystal decreased on a year-on-year basis due to stagnant corporate demand and personal consumption as well as to implementation of reforms and downsizing in business in order to reconstruct the brand.

- Service: consolidated net sales of ¥1,350 million (decreased 11.3% Y-o-Y)



Annual Net Sales - Lifestyle Refinement
Million
20,000
15,000
10,000
5,000
0
FY ended March
2000
2001
2002
2003
2004
1,877
1,657
1,534
1,522
1,350
10,516
9,942
8,788
6,719
4,321
Crystal
Service

3. Overview of Capital Investment and Financing

The total capital investment of HOYA Group amounted to ¥30,659 million during the fiscal year under review, an increase of ¥14,711 million on a year-on-year basis.

During the fiscal year, 72.6% of the total investments were for investments in the Electro-Optics segment with a view to the next generation.

The necessary funding for these investments was covered by internal funds.



Capital Investment
· Million
40,000
30,000
20,000
10,000
0
17,770
39,672
19,585
15,948
30,659
FY ended March
2000
2001
2002
2003
2004
Capital Investment

(2) State of consolidated results and consolidated assets

Classification	Fiscal year ended March 31, 2000	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
	(millions of yen, unless stated otherwise)				
Net sales	201,110	236,802	235,265	246,293	271,443
Ordinary income	35,484	48,184	45,774	50,874	66,554
Net income	20,715	21,860	23,740	20,037	39,548
Net income per share (yen)	178.39	188.24	204.44	171.10	350.96
Return on equity (ROE %)	12.1	11.8	11.5	9.0	17.8
Total assets	239,341	267,610	278,067	274,288	289,887
Shareholders' equity	175,145	195,333	219,180	224,218	218,978

(Notes) 1. Net income per share is calculated based on the average number of outstanding shares during each fiscal year. Starting in the 65th fiscal year (ended March 31, 2003), the "Accounting Standard Concerning Net Income Per Share" (Accounting Standard No.2) is applied.

2. Net sales and ordinary income increased substantially during the fiscal year ended March 31, 2001. This was as a result of the strategy of concentrating efforts on high-value-added products and of the acquisition of companies in Europe and the United States.

3. Net income decreased substantially during the fiscal year ended March 31, 2003. This was due to the posting under extraordinary losses of ¥14,949 million to cover the amount required in connection with the dissolution of the employees' pension fund of the HOYA Group.

4. The state during the fiscal year under review (ended March 31, 2004) was as stated in "13. State of Business Combinations" above (page 17).

(3) State of consolidated number of employees


Consolidated Number of Employees
Persons
20,000
15,000
10,000
5,000
0
FY ended March
2000
2001
2002
2003
2004
10,651
12,966
13,311
14,023
18,092
7,056
9,413
10,029
10,873
15,069
3,595
3,553
3,282
3,150
3,023
In Japan
Overseas

(Notes) 1. The increase in the fiscal year ended March 31, 2001 was mainly due to the acquisition of ORI in the United States in April 2000.

2. The increase in the fiscal year under review (ended March 31, 2004) was mainly due to the expansion of manufacturing equipment in Thailand and China, etc. in the Electro-Optics segment and to the acquisition of the business segment of glass disks for HDDs from Nippon Sheet Glass Co., Ltd. in March 2004.

(4) State of consolidated management of group companies

As of March 31, 2004, the HOYA Group consists of the HOYA CORPORATION, 55 consolidated subsidiaries (six subsidiaries in Japan and 49 overseas) and five affiliates in Japan. Of the five affiliates, one company is accounted for by the equity method.

At the HOYA Group, Global Headquarters of the HOYA CORPORATION formulate management strategies, and those business segments and subsidiaries carry out those strategies based on their independent responsibilities respectively.

There are regional holding companies respectively in Asia, North America and Europe, which support business operations by strengthening the relationships with countries and areas in the region, financial management on a regional basis, legal support, and internal auditing, etc.

Business segments	Business division and major subsidiaries
Information Technology	Electronics Division, MD Division, Optics Division of HOYA CORPORATION
Eye Care	Vision Care Company of HOYA CORPORATION HOYA HEALTHCARE CORPORATION
Lifestyle Refinement	Crystal Company of HOYA CORPORATION HOYA SERVICE CORPORATION

1. Major subsidiaries and affiliates

The following are major subsidiaries:

Company	Capital Stock	Percentage of voting rights held by the parent company	Major business operations
HOYA HOLDINGS, INC. (in the United States)	US$22,000 thousand	100.0%	Regional holding company in North America
HOYA HOLDINGS N.V. (in the Netherlands)	Euro 9,010 thousand	100.0%	Financial headquarters (FHQ) of the entire HOYA Group and regional holding company in Europe controlling manufacturing and sales of Vision Care products
HOYA HOLDINGS ASIA PACIFIC PTE LTD. (in Singapore)	Singapore $80,702 thousand	100.0%	Regional holding company in Asia and Oceania
HOYA HEALTHCARE CORPORATION	¥1,350 million	100.0%	Manufacturing and sales of medical instruments and appliances including contact lenses and intraocular lenses, etc.

(Note) Standards for listing in the table above:
For overseas subsidiaries, three regional holding companies in three regions are listed; for subsidiaries in Japan, a consolidated subsidiary is listed to which Article 1-2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" applies.

The following is a major affiliate:

Company	Capital Stock	Percentage of voting rights held by the parent company	Major business operations
NH TECHNO GLASS CORPORATION	¥3,000 million	50.0%	Manufacturing and sales of LCD-related products

(Note) Standards for listing in the table above:
Of the five affiliates, the one company that is accounted for by the equity method is listed.

2. Progress of business combinations

The number of consolidated subsidiaries increased to 55 companies (six in Japan and 49 overseas) at the end of the fiscal year under review from 52 (six in Japan and 46 overseas) at the end of the previous fiscal year: eight companies were added as a result of new establishment, acquisition or increase in equity interest, while five companies were deducted as a result of merger into the parent company, closure or sale.

The progress of the business combinations during the fiscal year under review was as follows:

1) Five companies were added after being newly established:
 - HOYA MICROELECTRONICS (SUZHOU) LTD.
 (Manufacturing and sales of electronics-related products, in China)
 - HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
 (Manufacturing and sales of optical lenses, in China)
 - HOYA LENS DANMARK A/S
 (Processing and sales of eyeglass lenses; in Denmark)
 - HOYA LENS SHANGHAI LTD.
 (Processing and sales of eyeglass lenses; in China)
 - HOYA MICROELECTRONICS TAIWAN CO., LTD.
 (Manufacturing and sales of photomasks for manufacturing LCDs, in Taiwan)

2) Two companies were added by acquisition:
 - NSG PHILIPPINES, INC.
 (Manufacturing of glass disks for HDDs, in the Philippines)
 (its trade name is the in process of being changed to "HOYA GLASS DISK PHILIPPINES, INC.)
 - ADVANCED DISK TECHNOLOGY SDN. BHD.
 (Manufacturing of glass disks for HDDs, in Malaysia)
 (its trade name is in the process of being changed to "HOYA GLASS DISK MALAYSIA SDN. BHD.)

3) One company was added by an increase in equity interest:
 - HOYA CANDEO OPTRONICS CORPORATION (formerly HOYA-SCHOTT CORPORATION)
 (Manufacturing and sales optical equipment, optical system and EO glass products, in Japan)

4) One company was deducted after being merged into the Company:
 - HOYA OPTICS CORPORATION
 (Manufacturing of optics products, in Japan)

5) Three companies were deducted as a result of closure:
 - HOYA PHOTONICS SINGAPORE PTE. LTD.
 (Research and development of photonics products, in Singapore)
 - CONTINUUM ELECTRO-OPTICS GMBH
 (Manufacturing of laser-related equipment, in Germany)
 - HOYA OPTICAL TAIWAN CO. LTD.
 (Manufacturing of optics products, in Taiwan)

6) One company was deducted as a result of sale:
 - NEW CHROMEX, INC.
 (Manufacturing and sales of laser-related equipment, in the U.S.A.)

(5) CONSOLIDATED BALANCE SHEETS
(as of March 31, 2004)

	(Millions of yen)
ASSETS	
Current assets	**193,279**
Cash and deposits	80,425
Notes and accounts receivable – trades	67,274
Inventories	32,877
Deferred taxes	7,066
Other current assets	6,982
Allowance for doubtful receivables	(1,347)
Fixed assets	**96,445**
Tangible fixed assets	78,318
Buildings and structures	22,855
Machinery and vehicles	33,076
Land	9,218
Other tangible fixed assets	13,167
Intangible fixed assets	4,556
Investments and other assets	13,570
Investment securities	6,193
Deferred taxes – long-term	3,012
Other assets	4,853
Allowance for doubtful receivables	(487)
Deferred assets	162
TOTAL ASSETS	**289,887**
LIABILITIES	
Current liabilities	**68,252**
Notes and accounts payable – trades	25,770
Short-term bank loans – payable	486
Accrued income taxes – payable	14,398
Accrued bonus to employees	3,722
Other current liabilities	23,874
Long-term liabilities	**1,934**
Long-term bank loans – payable	0
Reserve for periodic repairs	357
Other long-term liabilities	1,576
TOTAL LIABILITIES	70,187
MINORITY INTEREST	
MINORITY INTEREST	**721**
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Capital surplus	**15,898**
Retained earnings	**247,175**
Net unrealized gain (loss) on other marketable securities	**(30)**
Foreign currency translation adjustments	**(10,825)**
Treasury stock – at cost	**(39,504)**
TOTAL SHAREHOLDERS' EQUITY	**218,978**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	**289,887**

(6) CONSOLIDATED STATEMENTS OF INCOME
(From April 1, 2003 to March 31, 2004)

		(Millions of yen)
Net sales		**271,443**
Cost of sales		142,683
Gross profit		128,760
Selling, general and administrative expenses		60,594
Operating income		**68,166**
Non-operating income		**3,829**
Interest income	553	
Equity in earnings of associated companies	1,699	
Others	1,576	
Non-operating expenses		**5,441**
Interest expense	189	
Foreign exchange losses	2,900	
Others	2,352	
Ordinary income		**66,554**
Extraordinary income:		989
Gain on sale of property, plant and equipment	522	
Gain on reversal of allowance for doubtful receivables	203	
Others	262	
Extraordinary losses:		12,047
Amortization of goodwill	3,300	
Impairment loss	2,040	
Loss on disposal of property, plant and equipment	1,899	
Additional retirement benefits paid to employees	1,089	
Coverage to discontinued employee pension fund	887	
Unrealized loss on investment securities	618	
Others	2,210	
Income before income taxes and other items		**55,496**
Income taxes – Current	18,573	
Income taxes – Deferred	(2,774)	15,799
Minority interests in net income		148
NET INCOME		39,548

(7) CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(From April 1, 2003 to March 31, 2004)

		(Millions of yen)
Capital Surplus		
I. Balance of Capital Surplus at the Beginning of the Period		**15,898**
II. Increase in Capital Surplus	—	
III. Decrease in Capital Surplus	—	
IV. Balance of Capital Surplus at the End of the Period		**15,898**

Retained Earnings		
I. Balance of Retained Earnings at the Beginning of the Period		**216,271**
II. Increase in Retained Earnings		**39,548**
1. Net Income	39,548	
III. Decrease in Retained Earnings		**8,644**
1. Cash Dividends	8,439	
2. Bonus to Directors	169	
3. Loss on disposal of treasury stock	35	
IV. Balance of Retained Earnings at the End of the Period		**247,175**

(8) CONSOLIDATED STATEMENTS OF CASH FLOWS

(From April 1, 2003 to March 31, 2004)

	(Millions of yen)
I. OPERATING ACTIVITIES:	
Income before income taxes and other items	55,496
Depreciation and amortization	19,988
Impairment loss	2,040
Amortization of goodwill	3,300
Reversal of allowance for doubtful receivables	(1,169)
Provision for accrued bonus to employees	191
Reversal of accrued retirement gratuities to directors	(292)
Provision for reserve for periodic repairs	93
Interest and dividend received	(558)
Interest paid	189
Foreign exchange loss	1,209
Equity in earnings of associated companies	(1,699)
Gain on sale of property, plant and equipment	(522)
Loss on disposal of property, plant and equipment	1,899
Gain on sale of investment securities	(59)
Devaluation losses on investment securities	618
Bonus to directors	(169)
Others	565
Increase in notes and accounts receivables	(4,996)
Decrease in inventories	222
Increase in other current assets	(1,961)
Increase in notes and accounts payables	5,115
Increase in consumption and other taxes in arrears	17
Increase in other current liabilities	1,702
Sub-total	81,220
Interest and dividend received	659
Interest paid	(154)
Income and other taxes paid	(6,880)
Income and other taxes refunded	3,899
Net cash provided by operating activities	**78,743**
II. INVESTING ACTIVITIES:	
Purchases of property, plant and equipment	(23,211)
Proceeds from sales of property, plant and equipment	813
Purchases of investment securities	(378)
Proceeds from sales of investment securities	102
Loans granted	(2,474)
Loans collected	2,168
Increase in investments and other assets	(2,178)
Decrease in investments and other assets	660
Acquisition of goodwill	(3,300)
Net cash used in investing activities	**(28,338)**

III.	<u>FINANCING ACTIVITIES:</u>	
	Net increase (decrease) in short-term borrowings	(1,738)
	Repayment of long-term bank loans	(43)
	Acquisition of treasury stock	(32,921)
	Sale of treasury stock	418
	Dividends paid by the parent company	(8,433)
	Dividends paid to minority interests	(155)
	Proceeds from minority interests	19
	Net cash used in financing activities	**(42,853)**
IV.	**Effect of Exchange Rate Changes on Cash and Cash Equivalents**	**(3,198)**
V.	**Net Increase in Cash and Cash Equivalents**	**4,353**
VI.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD**	**75,694**
	Increase in Cash and Cash Equivalents due to Change in Scope of Consolidation	**377**
VII.	**CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD**	**80,425**

(Note) Negative figures parenthesized in the consolidated statements of cash flows indicate net outflow of cash and cash equivalents.

III. Management Issues Faced by the HOYA Group:

We at HOYA Group hoist maximization of its corporate value as our principal policy and carry out management of the Group with a global perspective in order to acquire top shares in the worldwide market. On steering our manifold business operations, we determine the best combination of our management resources in order to give full play to our competitive edge, technological acumen, development capability and steering force, and face up to improving results.

Management issues at HOYA Group are as follows:

1. Flexible Adaptation to Changing Markets and Efficient Implementation of Management Resources

In the manifold business areas of HOYA Group, we will grasp the needs of our customers properly and devise strategies in advance of market competition in order to adapt nimbly and flexibly to moves in customers, markets, products and competition, etc. We realize as important management issues that the HOYA Group allocate management resources of the Group appropriately when judging plant and equipment investment, business tie-ups, M&As, withdrawal from or reduction in business operation, etc.; and we will keenly face up to the issues.

2. Creation of New Business and Technologies

Securing corporate earnings and maintaining growth is imperative for any business enterprise. To meet such necessity, we realize it is an important management issue not only to expand our existing businesses, but also to introduce vectors for growth different from the existing ones by developing technologies that others cannot imitate and by creating new businesses and business areas.

We will strive ceaselessly to develop technologies that will prevail across the world and products with an enhanced competitive advantage; to explore and create new businesses; and to acquire and nurture talent able to carry our next generation of business.

IV. Material Facts Occurring After the Closing of Accounts:

There are no material facts to be reported.

(Notes) 1. The currency amounts shown in the above tables are rounded down to the nearest unit indicated therein.

2. Amounts of net sales and others do not include national and local consumption taxes.

HOYA CORPORATION

BALANCE SHEETS
(non-consolidated)

(as of March 31, 2004)

(Millions of yen)

ASSETS	
Current assets	**116,425**
Cash and deposits	34,573
Notes receivable – trades	8,824
Accounts receivable – trades	44,511
Merchandise	2,454
Finished goods	5,655
Semi-finished goods	2,162
Raw materials	1,325
Work in process	2,932
Supplies	2,075
Accounts receivable – others	4,894
Short-term loans receivable	1,347
Deferred taxes	4,814
Others	1,415
Allowance for doubtful receivables	(560)
Fixed assets	**93,247**
Tangible fixed assets	38,741
Buildings	9,250
Structures	584
Machinery and equipment	16,283
Vehicles	33
Implements, tools and furniture	5,069
Land	6,708
Construction in progress	812
Intangible fixed assets	3,035
Investments and other assets	51,470
Investment securities	1,869
Investments in subsidiaries and affiliates	44,269
Long-term loans receivable	1,401
Long-term prepaid expenses	760
Deferred taxes tax – long-term	2,535
Other assets	866
Allowance for doubtful receivables	(233)
TOTAL ASSETS	**209,673**

(Millions of yen)

LIABILITIES	
Current liabilities	**65,696**
Notes payable – trades	1,025
Accounts payable – trades	20,836
Short-term bank loan – payable	5,120
Accounts payable – others	7,223
Accrued expenses arising from outside manufacturing	4,342
Accrued income taxes – payable	10,583
Accrued expenses	5,415
Deposits received	8,458
Accrued bonus	2,508
Others	181
Long-term liabilities	**360**
Reserve for periodic repairs	357
Other long-term liabilities	2
TOTAL LIABILITIES	66,056
SHAREHOLDERS' EQUITY	
Common stock	**6,264**
Capital surplus	**15,898**
Additional paid-in capital	15,898
Retained earnings	**160,988**
Retained earnings reserve	1,566
Voluntary reserve	142,561
Special depreciation reserve	460
Reserve for deferred income taxes on fixed assets	858
General reserve	141,241
Unappropriated retained earnings	16,861
Net unrealized gain (loss) on other marketable securities	**(29)**
Treasury stock – at cost	**(39,504)**
TOTAL SHAREHOLDERS' EQUITY	143,617
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	209,673

(Notes)
1. The yen amounts shown therein are rounded down to the nearest million.
2. Significant accounting policies are stated elsewhere.
3. Short-term receivables (pecuniary claims) to subsidiaries: ¥9,609 million.
   Long-term receivables (pecuniary claims) to subsidiaries: ¥1,369 million.
   Short-term payables (pecuniary debts) to subsidiaries: ¥24,135 million.
4. Receivables (pecuniary claims) to Executive Officers: ¥165 million.
5. Accumulated depreciation of tangible fixed assets: ¥94,497 million.
6. In addition to the fixed assets on the balance sheets, the Company uses some production equipment, computers and office equipment, etc. on leasing contracts.
7. Reserve for periodic repairs is reserve as provided for in Article 43 of the Enforcement Rule of the Commercial Code.
8. Issued shares and treasury stock:
   Class and aggregate number of issued shares: Common stock 116,124,405 shares.
   Class and aggregate number of treasury stock: Common stock 4,857,867 shares.

HOYA CORPORATION

STATEMENTS OF INCOME
(non-consolidated)

(From April 1, 2003 to March 31, 2004)

		(Millions of yen)
ORDINARY INCOME AND EXPENSES		
Operating income and expenses:		
Net sales		183,771
Cost of sales	126,516	
Selling, general and administrative expenses	28,914	155,430
OPERATING INCOME		**28,341**
Non-operating income and expenses:		
Non-operating income		
Interest income	108	
Dividend income	2,742	
Commission earned	4,147	
Others	607	7,605
Non-operating expenses		
Interest expenses	100	
Foreign exchange losses	1,686	
Others	549	2,336
ORDINARY INCOME		**33,610**
EXTRAORDINARY INCOME AND EXPENSES		
Extraordinary income:		
Gain on sale of property, plant and equipment	463	
Gain on sale of investment securities	59	
Others	12	536
Extraordinary losses:		
Amortization of goodwill	3,300	
Impairment loss	2,040	
Loss on disposal of property, plant and equipment	1,345	
Coverage to employee pension fund	743	
Additional retirement benefits paid to employees	731	
Loss on sale of investments in subsidiaries	616	
Others	907	9,684
INCOME BEFORE INCOME TAXES		**24,461**
Income taxes – current	11,684	
Income taxes – deferred	(2,781)	8,902
NET INCOME		**15,558**
Retained earnings brought forward from the previous period		4,122
Unappropriated retained earnings brought in as a result of merger		2,776
Net loss on disposal of treasury stock		35
Interim dividends		5,560
UNAPPROPRIATED RETAINED EARNINGS FOR THE YEAR		**16,861**

(Notes) 1. The yen amounts shown therein are rounded down to the nearest millions.
2. Transactions with subsidiaries:
(1) Sales: ¥16,617 million.
(2) Purchases: ¥22,756 million.
(3) Payments of outside manufacturing fees and commissions, etc.: ¥27,000 million.

(4) Transactions other than operating transactions: ¥10,730 million.

3. Aggregated research and development expenditures included in the cost of sales (manufacturing expenses during the fiscal year under review) and general and administrative expenses: ¥6,279 million.
4. Net income per share ¥138.24

Significant Accounting Policies

1. Standards and methods for evaluation of marketable securities

   Investments in subsidiaries and affiliates

   ------------------- Cost determined by the moving-average method.

   Other marketable securities

   Those quoted on exchanges:

   ------------------- Fair value based on market prices at fiscal year end (Net unrealized gain or loss is reported in a separate component of shareholders' equity and sale cost is calculated based on the moving average method).

   Those not quoted on exchanges:

   ------------------- Cost determined by the moving-average method.

2. Standards and methods for evaluation of inventories

   Merchandise, finished goods, half-finished goods and work in process:

   ------------------- Cost determined by the periodic average method.

   Raw materials:

   ------------------- Cost determined by the periodic average method (in part, cost determined by the last invoice cost method).

   Supplies:

   ------------------- Cost determined by the periodic average method and cost determined by the last invoice cost method.

3. Methods of depreciation of fixed assets

   Tangible fixed assets:

   ------------------- Straight-line method is applied for buildings (except for building annexes) that have been acquired on April 1, 1998 and thereafter, and declining-balance method is applied for other tangible fixed assets. Useful life of buildings is 10 to 50 years and that of machinery and equipment is 5 to 10 years.

   Intangible fixed assets:

   ------------------- Straight-line method is applied. The internally defined useful life of software is 5 years.

   The goodwill acquired during the fiscal year under review was depreciated in lump sum in accordance with the provision of Article 33 of the Enforcement Rule of the Commercial Code.

4. Methods of providing important allowances

   (1) Allowance for doubtful receivables:

   To prepare against credit losses, an allowance for doubtful receivables is provided. For ordinary credits, an allowance is provided based on the historical loss ratios. For credits threatened with bankruptcy and for credits to borrowers under bankruptcy and reorganization, etc., allowance is provided based on an evaluation of the financial position of the borrowers.

   (2) Accrued bonus:

   To prepare for bonus payments to employees, an accrued bonus is provided in accordance with the estimated amounts payable.

   (3) Reserve for periodic repairs:

   To prepare for expenses for large-scale repairs to continuous smelters after a fixed period of time, an estimated amount based on the expenses of the previous large-scale repairs is provided.

5. Treatment of leases

Finance leases other than those in which ownership of the leased property is deemed transferred to the lessee are treated in accordance with the accounting treatment of ordinary lease transactions.

6. Treatment of national and local consumption taxes
   Tax excluded method is applied.

7. Accounting treatments concerning impairment of fixed assets
   (Changes in accounting policies)
   Starting in the fiscal year under review, the Company applies to its statements the accounting standard concerning impairment of fixed assets ("Written Opinion concerning Establishment of Accounting Standard Concerning Impairment of Fixed Assets" (issued by Business Accounting Council dated August 9, 2002)) and "Guideline for Application of Accounting Standard Concerning Impairment of Fixed Assets" (Guideline for Application of Business Accounting Standard No. 6 dated October 31, 2003). Its effect on the income before income taxes amounted to ¥2,040 million.

[Additional information]

1. With respect to the accrued retirement gratuities to its officers, the Company had posted 100% of the amount required by its internal code in order to provide for payment of retirement gratuities to officers. However, pursuant to the abolition of the policy of retirement gratuities to officers during the fiscal year under review, the total amount of such accrued retirement gratuities were reversed.

2. Starting in the fiscal year under review, financial statements are prepared in accordance with the Enforcement Rule of the Commercial Code (March 29, 2002 Ministry of Justice Ordinance No.22; finally revised in March 30, 2004 Ministry of Justice Ordinance No.29).

Notes Relating to Tax Effect Accounting

1. Breakdown of deferred tax assets and deferred tax liabilities by major cause of accrual:
(as of March 31 2004)

	(Millions of yen)
(1) Current deferred tax assets and liabilities	
Deferred tax assets	
Excess deductible amount of depreciation expenses	1,492
Enterprise tax not deductible	1,040
Accrued bonus not deductible	1,013
Unrealized loss on inventories not deductible	397
Other deferred tax assets	871
Total amount of deferred tax assets – current	4,814
(2) Non-current deferred tax assets and liabilities	
Deferred tax assets	
Excess deductible amount of depreciation expenses	1,965
Impairment loss not deductible	824
Other deferred tax assets	502
Total amount of deferred tax assets – non-current	3,291
Deferred tax liabilities	
Reserve for deferred income taxes on fixed assets	(467)
Special depreciation reserve	(289)
Total amount of deferred tax liabilities – non-current	(756)
Net amount of deferred tax assets – non-current	2,535

2. Reconciliation of the difference between the statutory income tax rate and the actual tax rate consequent to the application of the tax effect accounting (From April 1, 2003 to March 31, 2004):

Statutory tax rate of the Company	41.7%
(Adjustments)	
Non-deductible expenses such as entertainment expenses	0.9
Per capita levy of inhabitants tax and others	0.2
Non-taxable income such as dividend received	(4.6)
Extra tax deduction on expenses for research	(2.4)
Other adjustments	0.6
Effective income tax rate after application of tax effect accounting	36.4%

Notes Relating to Employees' Retirement Benefits

1. Outline of the systems for employees' retirement benefits of the Company

   The Company had systems to support lump sum severance pay and an employees' pension fund (*Kosei Nenkin Kikin*). During the previous fiscal year, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved upon the approval of its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and is in the process of completion.

2. Liabilities for employees' retirement benefits and their details (as of March 31, 2004)

   There is nothing to be reported.

3. Breakdown of expenses for employees' retirement benefits (from April 1, 2003 to March 31, 2004)

	(Millions of yen)
Coverage to the discontinued employees' pension fund	743
Additional retirement benefits paid to employees	731
Net periodic expenses for employees' retirement benefits	1,474

4. Calculation basis of liabilities for employees' retirement benefits

   No relevant information to be reported.

Notes Relating to Impairment of Fixed Assets

The Company, which groups its assets in terms of its business units, accounted for impairment for the following group of assets during the fiscal year under review:

Location	Use	Asset Class
Musashi Factory of Crystal Division (Iruma city, Saitama prefecture), etc.	Equipment for manufacturing crystal, etc.	Buildings, machinery and equipment, leased assets, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses. It was subdivided into that of ¥1,004 million for machinery, ¥461 million for machinery and equipment, ¥276 million for leased assets, and ¥297 million for other assets.

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

HOYA CORPORATION:

CONTENTS AND REASONS, ETC. FOR THE APPROPRIATIONS OF RETAINED EARNINGS OF THE 66TH FISCAL YEAR

1. Elements of the Appropriation of Retained Earnings

(Yen)

I. Unappropriated retained earnings for the fiscal year		**16,861,054,909**
II. Reversal of voluntary reserve		
1. Special depreciation reserve	145,807,079	
2. Reserve for deferred income taxes on fixed assets	169,525,948	
3. General reserve	26,000,000,000	26,315,333,027
Total		43,176,387,936
III. Appropriation of retained earnings		
1. Cash dividends (¥50 per share)	5,563,326,900	
2. Voluntary reserve		
Special depreciation reserve	111,427,931	5,674,754,831
IV. Unappropriated retained earnings carried forward to the next year		**37,501,633,105**

2. Reasons, etc. for the Appropriation of Retained Earnings

(1) Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

(2) Reasons for the appropriation of retained earnings of the fiscal year under review

i) With respect to the cash dividend of the fiscal year, the management reports that a year-end dividend of ¥50 per share, double that of the previous year, will be paid, in appreciation of the continued support from all our shareholders. Consequently, the total dividend for the fiscal year, including the interim dividend of ¥50 per share already paid, will amount to ¥100 per share, also double that of the previous fiscal year. This is consequent to the fact that, in the previous fiscal year, the dividend amount was unchanged because of a decrease in net income as the Company posted the amount required in connection with the dissolution of its employees' pension fund under extraordinary losses, and to the fact that, in the fiscal year under review, the Company emphasized repayment of profit to its shareholders such as an increase in dividend and acquisition of its own shares as no substantial amount of funds for mergers and acquisitions were needed in the meantime. Thus, the pay-out ratio and dividend rate for shareholders' equity will be 72.3% and 7.7%, respectively.

On a consolidated basis, the pay-out ratio and dividend rate for shareholders' equity will be 28.5% and 5.1%, respectively.

ii) Special depreciation reserve consists of the amount provided in accordance with the provisions of the Special Taxation Measures Law and the amount reversed in accordance with the provisions of the Special Taxation Measures Law.

iii) Reserve for deferred income taxes on fixed assets consists of the amount reversed in accordance with the provisions of the Corporation Tax Law and the Special Taxation Measures Law.

iv) In order to retire 3,775,400 shares out of the 3,962,711 shares of its treasury stock that it acquired during the fiscal year under review, the Company reversed ¥26,000,000,000 from the general reserve.

(Note) Interim dividend of ¥5,560,636,250 (¥50 per share) was paid on November 26, 2003.

(Translation)

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' REPORT

May 17, 2004

To: The Board of Directors
HOYA CORPORATION

Tohmatsu & Co.

Eiji Asada (seal)
Certified Public Accountant:
Representative Partner,
Participating Partner,

YoichiroOgawa (seal)
Certified Public Accountant:
Representative Partner,
Participating Partner,

Yoshiaki Hatori (seal)
Certified Public Accountant:
Participating Partner,

In accordance with the provisions of Article 21-26, paragraph 4 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations," we, the oversigned auditing firm, audited the financial statements, namely, the balance sheets, the statements of income, the business report (to the extent it relates to accounting), the proposed appropriation of retained earnings and the supplementary schedules of HOYA CORPORATION for the 66th fiscal year from April 1, 2003 to March 31, 2004. The portions of the business report and the supplementary schedules to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. The management of the Company holds the responsibility for preparing such financial statements and supplementary schedules, while and the responsibility of us, the oversigned auditing firm, is to express our opinion towards the financial statements and supplementary schedules from an independent standpoint.

We have made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us, the onversigned auditing firm, to obtain a reasonable guarantee on whether any material false representation exists in the financial statements and supplementary schedules. Our audit, which was based on testing audit, included examination of the presentations in their entirety in the financial statements and supplementary schedules, including the evaluation of the accounting policies employed by the management, the method of application thereof and the estimates made by the management. We, the oversigned auditing firm, consider that we have obtained reasonable grounds for expressing our opinion as a result of the audit. Our audit also included the

auditing procedures followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinions as follows:

(1) We are of the opinion that such balance sheets and the statements of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation.

We are of the opinion that, in term of the Company's decision to apply the accounting standard concerning impairment of fixed assets to its statements, as is described in the Significant Accounting Policies, 7 Accounting treatments concerning impairment of fixed assets, such application was a change in its accounting policies made in accordance with the newly applied accounting standard and was adequate.

(2) We are of the opinion that the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) We are of the opinion that the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation.

(4) We are of the opinion that, with respect to the supplementary schedules (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the provisions of the Certified Public Accountants Law.

(END)

(Translation)

Copy of the Audit Committee's Audit Report

AUDIT REPORT

We, members of the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 66th fiscal year from April 1, 2003 to March 31, 2004. We hereby report the results thereof as follows:

1. METHOD OF AUDIT IN OUTLINE

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (hereinafter referred to as "Law for Special Exceptions to the Commercial Code") and Article 193 of the Enforcement Rule of the Commercial Code, and the internal control system established thereunder, and in accordance with the audit policy, assignment of duties, etc. as determined by the Audit Committee and in collaboration with the sections of the HOYA Group in charge of internal control, attended important meetings, received reports or heard from Directors, Executive Officers, etc. on matters concerning the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and supplementary schedules based on such reports and accounts.

2. RESULTS OF AUDIT

(1) We are of the opinion that the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Law for Special Exceptions to the Commercial Code and Article 193 of the Enforcement Rule of the Commercial Code.

(2) We are of the opinion that the method and results of the audit made by Tohmatsu & Co., the Company's Account Auditors, are proper.

(3) We are of the opinion that the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(4) We are of the opinion that the proposition relating to appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances.

(5) We are of the opinion that the supplementary schedules fairly present the matters to be stated therein and contain nothing to be pointed out.

(6) We are of the opinion that, in connection with the performance by the Directors or Executive Officers of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists.

We are of the opinion that, with respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal by the Company of its own shares, we find no breach of duties on the part of the Directors and Executive Officers.

(7) We are of the opinion that, as results of the investigation of the subsidiaries, the performance by the Directors and Executive Officers of their duties contains nothing to be pointed out.

May 20, 2004

Audit Committee
HOYA CORPORATION

Naotaka Saeki (seal)
Member of the Audit Committee

Takeo Shiina (seal)
Member of the Audit Committee

Yuzaburo Mogi (seal)
Member of the Audit Committee

Yoshikazu Hanawa (seal)
Member of the Audit Committee

Eiko Kono (seal)
Member of the Audit Committee

Notes: 1. The Members of the Audit Committee, Naotaka Saeki, Takeo Shiina, Yuzaburo Mogi, Yoshikazu Hanawa and Eiko Kono, are outside auditors as provided for in the proviso to Article 21-8, paragraph 4 of the Law for Special Exceptions to the Commercial Code.

2. The Company shifted to a *committee establishing company* effective June 20, 2003 and the above-listed five persons assumed the positions of members of the Audit Committee on the same day. The audit for the period from April 1 to June 19 of the 66th fiscal year was made by the then Statutory Auditors.

(END)

INFORMATION RELATING TO THE EXERCISING OF VOTING RIGHTS

1. Total number of voting rights owned by all the shareholders:

1,111,935 rights

2. Propositions and information:

Proposition No. 1: Partial amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) It is hereby proposed that in order to clarify the operations of the Company to reflect the current state thereof and also prepare for the diversification of operations, the objects under Article 2 of the existing Articles of Incorporation be regrouped and rearranged according to the areas of operations and simultaneously that for the purpose of promoting group management, principal objects of businesses of the 100% subsidiaries of the Company be added.

(2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132), which authorizes a company to acquire its own shares by resolution of its board of directors pursuant to the provisions of its articles of incorporation (Article 211-3, paragraph 1, item 2 of the Commercial Code), it is hereby proposed that a new provision for the acquisition by the Company of its own shares be established in Article 7 of the Articles of Incorporation to allow the Company to carry out its capital policies with agility and accordingly the numbers of Article 7 of the existing Articles of Incorporation and thereafter be carried down by one increment.

2. Particulars of the amendment:

The particulars of the amendment are as follows:

(The underlining indicates amended parts.)

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
Article 2. (Objects)	Article 2. (Objects)
The objects of the Company shall be to engage in the following businesses:	The objects of the Company shall be to engage in the following businesses:
1. Manufacturing and sales of various kinds of glass and ceramics products.	1. Manufacturing and sales of various kinds of glass and ceramics products.
2. Manufacturing and sales of various kinds of chemical materials and products.	2. Manufacturing and sales of various kinds of chemical materials and products.
3. Manufacturing and sales of opto-electronics related materials, parts and equipment.	3. Manufacturing and sales of electronics related materials, parts and equipment.
4. Manufacturing and sales of electronics related materials, parts and equipment.	4. Manufacturing and sales of opto-electronics related materials, parts and equipment.
5. Manufacturing and sales of medicines, quasi-medicines and medical supplies and equipment.	5. Manufacturing and sales of optical glass, optical equipment and related products.
6. Manufacturing and sales of parts and equipment for meters and measuring instruments.	6. Manufacturing and sales of parts and equipment for meters and measuring instruments.
7. Manufacturing and sales of tableware- and houseware (household goods)-related products.	7. Manufacturing and sales of lenses and frames and equipment for eyeglasses and related medical instruments.
8. Manufacturing and sales of artistic handcrafts and interior products.	8. Manufacturing and sales of contact lenses and related medical instruments.
(To be newly established)	9. Manufacture, wholesale and sale of intraocular lenses.
9. Manufacturing and sales of optical glass, optical equipment and related products.	10. Manufacturing and sales of medicines, quasi-medicines and medical supplies and equipment.
10. Manufacturing and sales of lenses and frames and equipment for glasses and related medical instruments.	11. Manufacturing and sales of tableware- and houseware (household goods)-related products.
11. Manufacturing and sales of contact lenses and related medical instruments.	12. Manufacturing and sales of artistic handcrafts and interior products.
(To be newly established)	13. Development and sales of software.
(To be newly established)	14. Provision of data transmission services and database services.
(To be newly established)	15. Business of Internet service provision and advertising on the Internet.
(To be newly established)	16. Business of planning, scripting and producing corporate homepages on the Internet.

Existing Articles of Incorporation	Proposed Amendment to the Articles of Incorporation
(To be newly established)	17. General worker dispatch business and specific worker dispatch business.
(To be newly established)	18. Pay placement services.
12. Import and export of the products mentioned in any of the foregoing items.	19. Import and export of the products mentioned in any of the foregoing items.
13. Any and all activities incidental to any of the foregoing items.	20. Any and all activities incidental to any of the foregoing items.
(To be newly established)	Article 7. (Acquisition by the Company of its own shares) The Company may, by resolution of the Board of Directors, acquire its own shares.
Article 7 to Article 41 (descriptions omitted)	Article 8 to Article 42 (same as existing)

Proposition No. 2: Election of eight Directors

The term of office of all of the eight Directors will expire at the close of this Ordinary General Meeting of Shareholders. It is therefore proposed that eight Directors be elected in accordance with the decision of the Nomination Committee. As the Company became a *committee establishing company* as of June 20, 2003, the term of office of Directors shall be one year.

The Nomination Committee has reported that according to the "Basis for Nomination of Candidates for Directors" established by the committee, each candidate for Director does not fall under any reason for disqualification and all candidates for both inside Directors and outside Directors meet the requirements to be such candidates.

The candidates for Directors are as follows:

	Name (Date of birth)	Brief history and representation of other companies		Number of shares of the Company held by Candidate
1.	Takeo Shiina (May 11, 1929)	Jun. 1953	Joined IBM Japan, Ltd.	1,000 shares
		May 1962	Director of IBM Japan, Ltd.	
		Feb. 1975	President and Representative Director of IBM Japan, Ltd.	
		Jan. 1993	Chairman of IBM Japan, Ltd.	
		Jun. 1995	Director of the Company (present post)	
		Dec. 1999	Senior Adviser of IBM Japan, Ltd. (present post)	
2.	Naotaka Saeki (August 18, 1934)	Apr. 1959	Joined The Sanwa Bank, Limited (present UFJ Bank Limited ("the Bank"))	1,000 shares
		Jun. 1986	Director of the Bank	
		Jun. 1994	President of the Bank	
		Jun. 1999	Advisor of the Bank	
		Jun. 2000	Director of the Company (present post)	
		Jan. 2002	Special Advisor of UFJ Bank Limited (present post)	
3.	Yuzaburo Mogi (February 13, 1935)	Apr. 1958	Joined Noda Shoyu Co., Ltd. (present Kikkoman Corporation)	1,000 shares
		Mar. 1979	Director of Kikkoman Corporation	
		Mar. 1982	Managing Director of Kikkoman Corporation	
		Oct. 1985	Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1989	Executive Managing Director and Representative Director of Kikkoman Corporation	
		Mar. 1994	Executive Vice President and Representative Director of Kikkoman Corporation	
		Feb. 1995	President and Representative Director of Kikkoman Corporation (present post)	
		Jun. 2001	Director of the Company (present post)	

	Name (Date of birth)	Brief history		Number of shares of the Company held by Candidate
4.	Yoshikazu Hanawa (March 16, 1934)	Apr. 1957 Jun. 1985 Jun. 1989 Jun. 1990 Jun. 1991 Jun. 1996 Jun. 1999 Jun. 2000 Jun. 2001 Jun. 2003 Jun. 2003	Joined Nissan Motor Co., Ltd. Director of Nissan Motor Co., Ltd. Managing Director of Nissan Motor Co., Ltd. Executive Managing Director of Nissan Motor Co., Ltd. Executive Vice President and Representative Director of Nissan Motor Co., Ltd. President and Representative Director of Nissan Motor Co., Ltd. Chairman, President, Representative Director and CEO of Nissan Motor Co., Ltd. Chairman, Representative Director and CEO of Nissan Motor Co., Ltd. Chairman and Representative Director of Nissan Motor Co., Ltd. Advisor and Honorary Chairman of Nissan Motor Co., Ltd. (present post) Director of the Company (present post)	1,000 shares
5.	Eiko Kono (January 1, 1946)	Dec. 1969 Apr. 1984 Aug. 1985 Nov. 1986 Jul. 1994 Jun. 1997 Jun. 2003 Jun. 2003 Apr. 2004	Joined RECRUIT Co., Ltd. Director of RECRUIT Co., Ltd. Managing Director of RECRUIT Co., Ltd. Senior Managing Director of RECRUIT Co., Ltd. Executive Vice President of RECRUIT Co., Ltd. President and Representative Director of RECRUIT Co., Ltd. Director of the Company (present post) Chairperson and CEO of RECRUIT Co., Ltd. Chairperson and Chairperson of the Board of Directors of RECRUIT Co., Ltd. (present post)	— shares
6.	Hiroshi Suzuki (August 31, 1958)	Apr. 1985 Jun. 1993 Jun. 1997 Apr. 1999 Jun. 1999 Jun. 2000 Jun. 2003	Joined the Company Director of the Company Managing Director of the Company Managing Director of the Company, President, Electro Optics Company Executiver Managing Director of the Company President and Representative Director of the Company Director, President, Representative Executive Officer and CEO of the Company (present post)	180,420 shares
7.	Kenji Ema (November 8, 1947)	Mar. 1970 Jun. 1993 Jun. 1997 Jun. 2000 Jun. 2001 Jun. 2003 Jul. 2003	Joined the Company Director of the Company, in charge of Administration Planning, Accounting and Purchase Managing Director of the Company, in charge of Strategy, Planning and Treasury Executive Managing Director of the Company, in charge of Corporate Finance Executive Managing Director and CFO of the Company Director, Executive Officer and CFO of the Company (present post) President of HOYA HOLDINGS N.V. (present post)	11,100 shares

	Name (Date of birth)		Brief history	Number of shares of the Company held by Candidate
8.	Hiroaki Tanji (July 31, 1952)	Apr. 1992 Apr. 1997 Jul. 1999 Jun. 2000 Nov. 2001 Jun. 2003	Joined the Company General Manager, Institute of Advanced Technology, R&D Center of the Company Senior Vice President of HOYA HOLDINGS, INC. Director of the Company Director and Head of Business Development Division of the Company (present post) Executive Officer of the Company (present post)	1,300 shares

(Notes) 1. No candidate has any relation of special interest with the Company.

2. Messrs. Takeo Shiina, Naotaka Saeki, Yuzaburo Mogi, Yoshikazu Hanawa and Ms. Eiko Kono are candidates for outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Proposition No. 3: Issuance of new share subscription rights as stock options

It is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company issue new share subscription rights to the Directors, Executive Officers and employees of the Company and its subsidiaries as stock options, as outlined below:

(Outline of the issuance of new share subscription rights)

1. Reason for the issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions:

   To raise the morale of and afford incentives to the Directors, Executive Officers and employees of the Company and its subsidiaries to contribute to achieving much improved results and secure good human resources, the Company intends to issue new share subscription rights to the Directors, Executive Officers and employees of the Company and its subsidiaries, as described in paragraph 3 below.

2. Qualified grantees of new share subscription rights:

   Directors, Executive Officers and employees of the Company and its subsidiaries.

3. Outline of the issuance of new share subscription rights:

(i) Class and number of shares to be issued upon exercise of new share subscription rights:

Not exceeding 300,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(ii) Total number of new share subscription rights to be issued:

Not exceeding 3,000 rights.
(Number of shares to be issued for each new share subscription right: 100 shares; provided, however, that in case of an adjustment to the number of shares as set forth in item (i) above, the adjustment shall be made similarly.)

(iii) Issue price of a new share subscription right:

Free of charge.

(iv) Amount to be paid in upon exercise of a new share subscription right:

A paid-in amount upon exercise of each new share subscription right shall be an amount obtained by multiplying by the number of shares to be issued for each new share subscription right as set forth in item (ii) above, a paid-in amount per share to be determined below:

The paid-in amount per share shall be the closing price (regular transaction) of the Company's shares on the Tokyo Stock Exchange on the day immediately preceding the day on which a resolution for the issuance of the new share subscription rights is adopted (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in cases specified by the Company by resolution of the Board of Directors, appropriate adjustment shall be made.

(v) New share subscription right exercise period:

From October 1, 2005 to September 30, 2009. Provided, however, that subject to a contract of granting new share subscription rights to be entered into individually between a relevant grantee of the rights and the Company (a "Contract"), the exercise of the new share subscription rights during the said period may be restricted.

(vi) Terms and conditions of the exercise of new share subscription rights:

(1) Any grantee of new share subscription rights shall remain in office as Director, Executive Officer or employee of the Company or its subsidiaries when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or for any other good reason.

(2) No new share subscription right so granted can be inherited.

(3) No new share subscription right so granted can be assigned, given in pledge or otherwise disposed of.

(4) In a Contract, the Company shall have the right to fix the maximum number of the new share subscription rights exercisable, or the maximum aggregate issue prices of shares to be issued upon exercise of the new share subscription rights, in each year (from January 1 to December 31) during the new share subscription right

exercise period.

(5) Any other term and condition shall be governed by a Contract to be entered into in accordance with the resolution of the Board of Directors for the issuance of the new share subscription rights.

(vii) Cancellation of new share subscription rights:

(1) In the event that a merger agreement under which the Company shall be merged is approved or a proposition for the approval of a share exchange agreement or a proposition on a share transfer under which the Company shall become a wholly-owned subsidiary is adopted at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

(2) In the event that any grantee of new share subscription rights ceases to meet the conditions to exercise his/her new share subscription rights or waives all or part of his/her new share subscription rights, the Company may cancel the relevant new share subscription rights without consideration.

(viii) Detailed terms and conditions:

The detailed terms and conditions concerning the new share subscription rights shall be determined by resolution at a meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

(END)

The above represents a translation, for reference and convenience only, of the original notice issued in Japanese. We did our utmost to ensure accuracy in our translation and believe it to be of the highest standard. However, due to differences of accounting, legal, and other systems as well as of language, this English version might contain inaccuracies, and therefore, might be inconsistent with the original import intended in Japanese. In the event of any discrepancies between the Japanese and English versions, the former shall prevail as the official version.

MAP
to
HOYA CORPORATION
Headquarters Building

Address: 2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo 161-8525

Tel: 03-3952-1151

Nearby Station: Seibu-Shinjuku Line "Shimo-Ochiai"
One stop from "Takada-no-Baba". Only local trains stop at Shimo-Ochiai.



Mejiro Dori
To Nerima
To Mejiro
Seibo Hospital
HOYA CORPORATION
3 min.walk from Shimo-ochiai Station
Gas Station
Shin-Mejiro Dori
To Nerima
Police Box
To Edogawabashi
Myoshoji River
Shimo-ochiai
To Tokorozawa
Seibu-Shinjuku Line
To Takadanobaba

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年3月1日

至　平成15年3月31日

関東財務局長　殿

平成15年4月9日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役社長　鈴木　洋
本店の所在の場所	東京都新宿区中落合二丁目7番5号	電話番号	03-3952-1151（代表）
		連絡者	専務取締役　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共3枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成15年3月31日現在

区分		株式数	価額の総額	摘要
定時株主総会での決議状況（平成14年6月21日決議）		11,600,000株	105,000,000,000円	(注)
報告月における取得自己株式（取得日）	3月3日	26,600株	201,060,000円	
	3月4日	51,800株	392,206,000円	
	3月5日	63,000株	474,260,000円	
	3月6日	63,400株	470,323,000円	
	3月7日	63,000株	458,489,000円	
	3月10日	63,000株	444,008,000円	
	3月11日	64,000株	452,855,000円	
	3月12日	64,000株	447,854,000円	
	3月13日	54,000株	380,533,000円	
	3月14日	64,000株	465,459,000円	
	3月17日	53,900株	396,243,000円	
	3月18日	40,000株	296,353,000円	
	3月19日	27,000株	200,852,000円	
	3月20日	20,100株	154,608,000円	
	計	717,800株	5,235,103,000円	
報告月末現在の累積取得自己株式数		937,000株	6,937,465,000円	
自己株式取得の進捗状況		8.08%	6.61%	

(注) 1.平成14年6月21日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、10.0%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成15年3月31日現在

区　分	株式数	摘　要
発行済株式総数	116,124,405株	
保有自己株式数	951,050株	(注)
再評価差額金による消却のための保有自己株式数	一株	

(注) 保有自己株式数には、単元未満株式の買取請求により取得した自己株式14,050株を含んでおります。

以　上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自 己 株 券 買 付 状 況 報 告 書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年4月 1日

至　平成15年4月30日

関東財務局長　殿

平成15年5月9日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役社長　鈴木　洋
本店の所在の場所	東京都新宿区中落合二丁目7番5号	電話番号	03-3952-1151(代表)
		連絡者	専務取締役　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成 15 年 4 月 30 日現在

区分	株式数		価額の総額	摘要
定時株主総会での決議状況 (平成14年6月21日決議)		11,600,000株	105,000,000,000円	(注)
報告月における取得自己株式 (取得日)	一月一日	一株	一円	
	計	一株	一円	
報告月末現在の累積取得自己株式数		937,000株	6,937,465,000円	
自己株式取得の進捗状況		8.08%	6.61%	

(注) 1.平成 14 年 6 月 21 日開催の定時株主総会において、商法第 210 条第 1 項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、10.0%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成 15 年 4 月 30 日現在

区分	株式数	摘要
発行済株式総数	116,124,405株	
保有自己株式数	951,145株	(注)
再評価差額金による消却のための保有自己株式数	一株	

(注) 保有自己株式数には、単元未満株式の買取請求により取得した自己株式 14,145 株を含んでおります。

以上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自己株券買付状況報告書

(証券取引法第24条の6第1項に基づく報告書)

報告期間　自　平成15年5月1日

至　平成15年5月31日

関東財務局長　殿

平成15年6月4日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役社長　鈴木　洋
本店の所在の場所	東京都新宿区中落合二丁目7番5号	電話番号	03-3952-1151(代表)
		連絡者	専務取締役　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

(本書面の枚数　表紙共2枚)

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成 15 年 5 月 31 日現在

区 分		株 式 数	価額の総額	摘 要
定時株主総会での決議状況 (平成14年6月21日決議)		11,600,000株	105,000,000,000円	(注)
報告月における取得自己株式 (取 得 日)	一月一日	一株	一円	
	計	一株	一円	
報告月末現在の累積取得自己株式数		937,000株	6,937,465,000円	
自己株式取得の進捗状況		8.08%	6.61%	

(注) 1.平成 14 年 6 月 21 日開催の定時株主総会において、商法第 210 条第 1 項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、10.0%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成 15 年 5 月 31 日現在

区 分	株式数	摘 要
発行済株式総数	116,124,405株	
保有自己株式数	951,311株	(注)
再評価差額金による消却のための保有自己株式数	一株	

(注) 保有自己株式数には、単元未満株式の買取請求により取得した自己株式 14,311 株を含んでおります。

以 上

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自 己 株 券 買 付 状 況 報 告 書

（証券取引法第 24 条の 6 第 1 項に基づく報告書）

報告期間　自　平成 15 年 6 月 1 日

至　平成 15 年 6 月 30 日

関東財務局長　殿

平成 15 年 7 月 3 日提出

		会 社 名	HOYA株式会社
		英 訳 名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目 7 番 5 号	電話番号	03-3952-1151（代表）
		連絡者	取締役執行役 最高財務責任者　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所 在 地
株式会社東京証券取引所	東京都中央区日本橋兜町 2 番 1 号

（本書面の枚数　表紙共 3 枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

①平成14年6月21日決議に基づく買受け

平成15年6月20日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況 (平成14年6月21日決議)		11,600,000株	105,000,000,000円	(注)
報告月における取得自己株式	ー月ー日	ー株	ー円	
(取　得　日)	計	ー株	ー円	
上記定時株主総会決議期間内の累積取得自己株式数		937,000株	6,937,465,000円	
上記定時株主総会決議による自己株式取得の結果		8.08%	6.61%	

(注) 1.平成14年6月21日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、10.0%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

②平成15年6月20日決議に基づく買受け

平成15年6月30日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況 (平成15年6月20日決議)		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式	ー月ー日	ー株	ー円	
(取　得　日)	計	ー株	ー円	
報告月末現在の累積取得自己株式数		ー株	ー円	
自己株式取得の進捗状況		ー%	ー%	

(注) 1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成15年6月30日現在

区　分	株式数	摘　要
発行済株式総数	116,124,405株	
保有自己株式数	951,597株	(注)
再評価差額金による消却のための保有自己株式数	ー株	

(注) 保有自己株式数には、単元未満株式の買取請求により取得した自己株式14,597株を含んでおります。

以　上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自 己 株 券 買 付 状 況 報 告 書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年7月 1日

至　平成15年7月31日

関東財務局長　殿

平成15年8月8日提出

		会 社 名	HOYA株式会社
		英 訳 名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151(代表)
		連絡者	取締役執行役 最高財務責任者　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所 在 地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共3枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成15年7月31日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況 (平成15年6月20日決議)		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式 (取　得　日)	一月一日	一株	一円	
	計	一株	一円	
報告月末現在の累積取得自己株式数		一株	一円	
自己株式取得の進捗状況		一%	一%	

(注) 1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成15年7月31日現在

区　分	株式数	摘　要
発行済株式総数	116,124,405株	
保有自己株式数	952,359株	(注)
再評価差額金による消却のための保有自己株式数	一株	

(注) 保有自己株式数には、単元未満株式の買取請求により取得した自己株式15,359株を含んでおります。

4. **特記事項**「自己株式の公開買付けに関するお知らせ」

当社は、平成15年7月22日開催の当社取締役会において、自己株式取得のための公開買付けを行うことを決議いたしましたので、お知らせいたします。

記

1. 買付けの目的

平成15年6月20日開催の第65期定時株主総会において、商法第210条第1項の規定に基づく自己株式の取得に関する取締役会への授権決議を行っておりますので、このたび、経営環境の変化に対応した機動的な経営を行うため本公開買付けを行うものであります。

2. 自己株式の取得に関する決議内容(平成15年6月20日　当社定時株主総会にて)

(1) 取得する株式の種類	普通株式
(2) 取得する株式の総数	11,500,000株を上限とする
(3) 株式の取得価額の総額	85,000,000,000円を上限とする
	(発行済み株式総数に対する割合は9.9%)

3. 買付けの期間

平成15年7月23日(水曜日)から平成15年8月12日(火曜日)まで

4. 買付けの価格

1株につき8,303円

5. 買付け価格の算定基礎

公開買付けを決議した取締役会開催日の前営業日(平成15年7月18日)の東京証券取引所市場第一部における当社普通株式の終値から3%ディスカウントとしました(1円未満四捨五入)。

6. 買付け予定の株数

4,000,000株

7. 買付けに要する資金

33,234,000,000円

8. その他

当社の株主である有限会社スズキインターナショナルから、本公開買付けに対して応募する意向がある旨の通知を受けております。

※本件に関しましては、別途東京証券取引所にTDnetにより公開済み、また公開買付届出書も関東財務局及び東京証券取引所に提出済みであり、7月23日付け日本経済新聞等に公告を掲載済みです。

以上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自己株券買付状況報告書

(証券取引法第24条の6第1項に基づく報告書)

報告期間　自　平成15年8月1日

　　　　　至　平成15年8月31日

関東財務局長　殿

平成15年9月4日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合二丁目7番5号	電話番号	03-3952-1151(代表)
		連絡者	取締役執行役 最高財務責任者　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

(本書面の枚数　表紙共4枚)

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成15年8月31日現在

区　分		株式数	価額の総額	摘　要
定時株主総会での決議状況（平成15年6月20日決議）		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式（取得日）	8月20日	3,958,800株	32,869,916,400円	(特記事項(1))
	計	3,958,800株	32,869,916,400円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

(注) 1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成15年8月31日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数		4,911,355株	(注)
内訳	商法第210条第1項の規定に基づく取得	4,895,800株	
	単元未満株式の買取による取得	15,630株	
	単元未満株式買増請求による売却	△75株	(特記事項(2))
再評価差額金による消却のための保有自己株式数		一株	

(注) 今月から、保有自己株式数につき、内訳を表示するようにいたしました。

4. 特記事項

(1) 「自己株式の公開買付けの結果に関するお知らせ」

当社株式に対する商法第210条第1項の規定に基づく自己株式の取得のための公開買付けの結果につき、下記のとおりお知らせいたします。

記

1. 公開買付けの概要

(1) 公開買付者の名称及び所在地　HOYA株式会社
東京都新宿区中落合二丁目7番5号

(2) 買付けを行った株券等の種類　普通株式

(3) 公開買付期間　平成15年7月23日(水曜日)から
平成15年8月12日(火曜日)まで(21日間)

(4) 買付けの価格　1株につき8,303円

2. 応募株券の数及び買付けを行う株券の数

応募株券の数の合計が買付予定数(4,000,000株)を超えないため、全株数を買付けます。

応募株主数	応募株式総数	買付株式総数	返還する株式総数
7名	3,958,800株	3,958,800株	0株

3. 決済の方法及び開始日

(1) 買付けの決済をする証券会社の名称及び本店の所在地
UFJつばさ証券株式会社
東京都千代田区大手町一丁目1番3号

(2) 決済の開始日　平成15年8月20日(水曜日)

(3) 決済の方法　公開買付期間終了後遅滞なく、公開買付け等の通知書を応募株主(外国人株主の場合は常任代理人)の住所宛に郵送します。買付けは、現金にて行います。買付代金より適用ある源泉徴収税額を差し引いた金額を決済の開始日以後遅滞なく、UFJつばさ証券株式会社から応募株主の指定した場所へ送金するか、UFJつばさ証券株式会社の本店又は全国各支店にてお支払いします。

4. 公開買付報告書の写しを縦覧に供する場所

HOYA株式会社　東京都新宿区中落合二丁目7番5号
株式会社東京証券取引所　東京都中央区日本橋兜町2番1号

※本件に関しましては、別途東京証券取引所にTDnetにより公開済みです。

(2) 「単元未満株式の買増しについて」

「商法等の一部を改正する法律」(平成 14 年法律第 44 号)が平成 15 年 4 月 1 日に施行され、単元未満株式の買い増し制度の導入が認められたことに伴い、株主サービスの一環としてこれを採用すべく、平成 15 年 6 月 20 日開催の当社第 65 期定時株主総会で定款変更議案を上程し、承認可決されました。

それにより、同日より単元未満株式の買増し制度が開始しましたが、6-7 月は実績がなく、8 月になり初めて買増しの要請がありました。

当月の実績は 75 株であり、前頁の「3. 保有状況」の項では、当該株式数を保有株式数より減じております。

以 上

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年9月 1日
　　　　　至　平成15年9月30日

関東財務局長　殿

平成15年10月7日提出

会社名	HOYA株式会社
英訳名	HOYA CORPORATION
代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋

本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151（代表）
		連絡者	取締役執行役 最高財務責任者　江間　賢二
もよりの連絡場所	同　上	電話番号	同　上
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

株式の種類　普通株式

1．取得状況

(1)　定時総会決議による買受けの状況

平成15年9月30日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況（平成15年6月20日決議）		11,500,000株	85,000,000,000円	（注）
報告月における取得自己株式（取得日）	ー	ー株	ー円	
	計	ー株	ー円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

（注）1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)　子会社からの買受けの状況

該当事項は、ありません。

(3)　再評価差額金による償却のための買受けの状況

該当事項は、ありません。

2．処理状況

該当事項は、ありません。

3．保有状況

平成15年9月30日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数		4,911,680株	
内　訳	商法第210条第1項の規定に基づく取得	4,895,800株	
	単元未満株式の買取による取得	15,890株	
	単元未満株式買増請求による売却	△10株	
再評価差額金による消却のための保有自己株式数		ー株	

以　上

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年10月1日

至　平成15年10月31日

関東財務局長　殿

平成15年11月11日提出

会社名	HOYA株式会社
英訳名	HOYA CORPORATION
代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合二丁目7番5号
電話番号	03-3952-1151（代表）
連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所	同　上
電話番号	03-3952-1160
連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共3枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成15年10月31日現在

区分	株式数		価額の総額	摘要
定時株主総会での決議状況（平成15年6月20日決議）		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式（取得日）	ー	ー株	ー円	
	計	ー株	ー円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

(注) 1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

(4) ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数 1,300株

(うち、新株発行分 0株 自己株式移転分 1,300株)

行使により交付された株式の発行価額総額 9,971,000円

(うち、新株発行分 0円 自己株式移転分 9,971,000円)

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成 15 年 10 月 31 日現在

区　分		株式数	摘 要
発行済株式総数		116,124,405株	
保有自己株式数		4,910,833株	
内 訳	商法第210条第1項の規定に基づく取得	4,895,800株	
	単元未満株式の買取による取得	16,333株	
	単元未満株式買増請求による売却	0株	
	新株予約権行使による売却	△1,300株	
再評価差額金による消却のための保有自己株式数		ー株	

以 上

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自 己 株 券 買 付 状 況 報 告 書

(証券取引法第24条の6第1項に基づく報告書)

報告期間　自　平成15年11月 1日

至　平成15年11月30日

関東財務局長　殿

平成15年12月8日提出

		会 社 名	HOYA株式会社
		英 訳 名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151(代表)
		連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所	同　上	電話番号	03-3952-1160
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所 在 地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

(本書面の枚数　表紙共2枚)

株式の種類　普通株式

1. 取得状況

(1)　定時総会決議による買受けの状況

平成 15 年 11 月 30 日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況（平成15年6月20日決議）	11,500,000株		85,000,000,000円	（注）
報告月における取得自己株式（取　得　日）	ー	ー株	ー円	
	計	ー株	ー円	
報告月末現在の累積取得自己株式数	3,958,800株		32,869,916,400円	
自己株式取得の進捗状況	34.4%		38.7%	

（注）1.平成 15 年 6 月 20 日開催の定時株主総会において、商法第 210 条第 1 項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)　子会社からの買受けの状況、および(3)　再評価差額金による償却のための買受けの状況

ともに該当事項はありません。

(4)　ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数　5,800 株

（うち、新株発行分　0 株　自己株式移転分　5,800 株）

行使により交付された株式の発行価額総額　44,486,000 円

（うち、新株発行分　0 円　自己株式移転分　44,486,000 円）

2. 処理状況

該当事項はありません。

3. 保有状況

平成 15 年 11 月 30 日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数		~~4,910,833株~~	4,905,207
内　訳	商法第210条第1項の規定に基づく取得	4,895,800株	
	単元未満株式の買取による取得累計	16,507株	
	単元未満株式買増請求による売却累計	0株	
	新株予約権行使による売却累計	△7,100株	
再評価差額金による消却のための保有自己株式数		ー株	

以　上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年12月1日

至　平成15年12月31日

関東財務局長　殿

平成15年1月9日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151（代表）
		連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所	同　上	電話番号	03-3952-1160
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

株式の種類　普通株式

1. 取得状況

(1)　定時総会決議による買受けの状況

平成 15 年 12 月 31 日現在

区　分		株 式 数	価額の総額	摘　要
定時株主総会での決議状況 (平成15年6月20日決議)		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式 (取　得　日)	―	―株	―円	
	計	―株	―円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

(注)　1.平成 15 年 6 月 20 日開催の定時株主総会において、商法第 210 条第 1 項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)　子会社からの買受けの状況、及び(3)　定款の定めによる取締役会決議による買受けの状況

ともに該当事項はありません。

(4)　ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数　17,600 株

(うち、新株発行分　0 株　自己株式移転分　17,600 株)

行使により交付された株式の発行価額総額　134,992,000 円

(うち、新株発行分　0 円　自己株式移転分　134,992,000 円)

2. 処理状況

該当事項はありません。

3. 保有状況

平成 15 年 12 月 31 日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数（A＋B＋C）		4,887,862株	
内訳	商法第210条第1項の規定に基づく取得（A）	4,895,800株	
	単元未満株式（B）	16,762株	
	報告月の単元未満株式期初残高	*16,507株*	
	報告月の単元未満株式の買取による取得	*276株*	
	報告月の単元未満株式買増請求による売却	*△21株*	
	報告月の単元未満株式期末残高	*16,762株*	
	新株予約権行使による売却累計（C）	△24,700株	

以　上

<訂正>平成 15 年 12 月 8 日提出の 11 月度分本報告書で、当年 11 月 30 日現在の保有自己株式数を 4,910,833 株とご報告しましたが、正しくは 4,905,207 株の誤りでした。お詫びして訂正申し上げます。

次回に訂正をするときはご注意下さい。　↑訂正の仕方は正しくは「自己株報告書の訂正報告書」という形で作成する必要が

自己株券買付状況報告書

HOYA株式会社

（301006）

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成16年1月　1日

至　平成16年1月31日

関東財務局長　殿

平成16年2月5日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151（代表）
		連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所	同　上	電話番号	03-3952-1160
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成16年1月31日現在

区　分	株式数		価額の総額	摘　要
定時株主総会での決議状況（平成15年6月20日決議）		11,500,000株	85,000,000,000円	（注）
報告月における取得自己株式（取得日）	－	－株	－円	
	計	－株	－円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

（注）1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況、及び(3) 定款の定めによる取締役会決議による買受けの状況

ともに該当事項はありません。

(4) ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数　1,700株

(うち、新株発行分　0株　自己株式移転分　1,700株)

行使により交付された株式の発行価額総額　13,039,000円

(うち、新株発行分　0円　自己株式移転分　13,039,000円)

※当期累計:26,400株　148,031,000円

2. 処理状況

該当事項はありません。

3. 保有状況

平成16年1月31日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数（A＋B＋C）		4,886,692株	
内訳	商法第210条第1項の規定に基づく取得（A）	4,895,800株	
	単元未満株式（B）	17,292株	
	報告月の単元未満株式期初残高	*16,762株*	
	報告月の単元未満株式の買取による取得	*530株*	
	報告月の単元未満株式買増請求による売却	*－株*	
	報告月の単元未満株式期末残高	*17,292株*	
	新株予約権行使による売却累計（C）	△26,400株	

以　上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成16年2月 1日

至　平成16年2月29日

関東財務局長　殿

平成16年3月9日提出

会社名	HOYA株式会社
英訳名	HOYA CORPORATION
代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所　東京都新宿区中落合二丁目7番5号	
電話番号	03-3952-1151（代表）
連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所　同　上	
電話番号	03-3952-1160
連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況　　平成16年2月29日現在

区分	株式数		価額の総額	摘要
定時株主総会での決議状況 (平成15年6月20日決議)		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式 (取得日)	ー	ー株	ー円	
	計	ー株	ー円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

(注) 1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況、及び(3) 定款の定めによる取締役会決議による買受けの状況

ともに該当事項はありません。

(4) ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数　21,400株

(うち、新株発行分　0株　自己株式移転分　21,400株)

行使により交付された株式の発行価額総額　164,138,000円

(うち、新株発行分　0円　自己株式移転分　164,138,000円)

※当期累計:47,800株　312,169,000円

2. 処理状況

平成16年2月29日現在

区分	処分、消却又は移転株式数		処分価額の総額	摘要
合併、株式交換、会社分割に係る取得自己株式の移転	2月1日	1,759株	4,372,619円	HOYAオプティクス(株)吸収合併
	計	1,759株	4,372,619円	

3. 保有状況

平成16年2月29日現在

区分		株式数	摘要
発行済株式総数		116,124,405株	
保有自己株式数(A+B+C)		4,863,785株	
内訳	商法第210条第1項の規定に基づく取得(A)	4,895,800株	
	単元未満株式(B)	15,785株	
	報告月の単元未満株式期初残高	*17,292株*	
	報告月の単元未満株式の買取による取得	*281株*	
	報告月の単元未満株式買増請求による売却および合併等に係る取得自己株式の移転	*1,788株*	
	報告月の単元未満株式期末残高	*15,785株*	
	新株予約権行使による売却累計(C)	△47,800株	

以上

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年４月９日
【報告期間】	自　平成16年３月１日　至　平成16年３月31日
【会社名】	HOYA株式会社
【英訳名】	HOYA　CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成16年3月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成15年6月20日決議）	11,500,000		85,000,000,000
報告月における取得自己株式（取得日）	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	3,958,800		32,869,916,400
自己株式取得の進捗状況（%）	34.4		38.7

（注）1.平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)【子会社からの買受けの状況】

該当事項はありません。

(3)【定款の定めによる取締役会決議による買受けの状況】

該当事項はありません。

(4)【ストックオプションのための新株予約権の行使の状況】

新株予約権の行使による月間交付株式総数　6,200株

（うち新株発行分　0株　自己株式移転分　6,200株）

行使により交付された株式の発行価額総額　46,574,000円

（うち新株発行分　0円　自己株式移転分　46,574,000円）

※当期累計：54,000株　358,743,000円

2【処理状況】

該当事項はありません。

3【保有状況】

平成16年3月31日現在

区　分		株式数（株）
発行済株式総数		116,124,405
保有自己株式数（A+B+C）		4,857,867
内　訳	商法第210条第1項の規定に基づく取得（A）	4,895,800
	単元未満株式（B）	16,067
	報告月の単元未満株式期初残高	15,785
	報告月の単元未満株式の買取による取得	282
	報告月の単元未満株式買増請求による売却	-
	報告月の単元未満株式期末残高	16,067
	新株予約権行使による売却累計（C）	△54,000

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年４月９日
【報告期間】	自　平成16年３月１日　至　平成16年３月31日
【会社名】	HOYA株式会社
【英訳名】	HOYA　CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成16年３月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成15年６月20日決議）	11,500,000		85,000,000,000
報告月における取得自己株式（取得日）	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	3,958,800		32,869,916,400
自己株式取得の進捗状況（%）	34.4		38.7

（注）１.平成15年６月20日開催の定時株主総会において、商法第210条第１項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。
２.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)【子会社からの買受けの状況】
該当事項はありません。

(3)【定款の定めによる取締役会決議による買受けの状況】
該当事項はありません。

(4)【ストックオプションのための新株予約権の行使の状況】
新株予約権の行使による月間交付株式総数　6,200株
（うち新株発行分　０株　自己株式移転分　6,200株）
行使により交付された株式の発行価額総額　46,574,000円
（うち新株発行分　０円　自己株式移転分　46,574,000円）
※当期累計：54,000株　358,743,000円

2【処理状況】

該当事項はありません。

3【保有状況】

平成16年３月31日現在

区　分		株式数（株）
発行済株式総数		116,124,405
保有自己株式数（A+B+C）		4,857,867
内　訳	商法第210条第１項の規定に基づく取得（A）	4,895,800
	単元未満株式（B）	16,067
	報告月の単元未満株式期初残高	15,785
	報告月の単元未満株式の買取による取得	282
	報告月の単元未満株式買増請求による売却	-
	報告月の単元未満株式期末残高	16,067
	新株予約権行使による売却累計（C）	△54,000

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年５月12日
【報告期間】	自　平成16年４月１日　至　平成16年４月30日
【会社名】	HOYA株式会社
【英訳名】	HOYA　CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　<u>普通株式</u>

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

平成16年４月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成15年６月20日決議）	11,500,000		85,000,000,000
報告月における取得自己株式（取得日）	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	3,958,800		32,869,916,400
自己株式取得の進捗状況（％）	34.4		38.7

（注）１．平成15年６月20日開催の定時株主総会において、商法第210条第１項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9％であります。

２．価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 【子会社からの買受けの状況】

該当事項はありません。

(3) 【定款の定めによる取締役会決議による買受けの状況】

該当事項はありません。

(4) 【ストックオプションのための新株予約権の行使の状況】

新株予約権の行使による月間交付株式総数　2,600株
（うち新株発行分　０株　自己株式移転分　2,600株）
行使により交付された株式の発行価額総額　19,942,000円
（うち新株発行分　０円　自己株式移転分　19,942,000円）
※当期累計：56,600株　378,685,000円

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成16年４月30日現在

区　分		株式数（株）
発行済株式総数		116,124,405
保有自己株式数（A+B+C）		4,855,459
内　訳	商法第210条第１項の規定に基づく取得（A）	4,895,800
	単元未満株式（B）	16,259
	報告月の単元未満株式期初残高	16,067
	報告月の単元未満株式の買取による取得	192
	報告月の単元未満株式買増請求による売却	-
	報告月の単元未満株式期末残高	16,259
	新株予約権行使による売却累計（C）	△56,600

2004/6/10 IR グループ

レベル1ADR 12g3-2(b)免除申請に必要な添付書類一覧 <再度・追加分>

基本:
① 日本の法律により公開された情報
② 証券取引所に提出した情報
③ 株主に配布された情報
④ その他自主的に開示した情報
※ 英文があれば英文のみで可、無ければ和文

期間:
2004年度の6月4日～6月11日に発行・提出されたもの

名　　称	期　　間	発行(掲載)日	和英の別	
			和文	英文
① 日本の法律により公開された情報 1 自己株券買付状況報告書(毎月)	5月分(6月提出)	6月11日	○	

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成16年６月11日
【報告期間】	自　平成16年５月１日　至　平成16年５月31日
【会社名】	HOYA株式会社
【英訳名】	HOYA　CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03-3952-1151（代表）
【事務連絡者氏名】	財務部　ゼネラルマネジャー　藤井　邦夫
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成16年５月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成15年６月20日決議）	11,500,000		85,000,000,000
報告月における取得自己株式（取得日）	−	−	−
計	−	−	−
報告月末現在の累積取得自己株式	3,958,800		32,869,916,400
自己株式取得の進捗状況（％）	34.4		38.7

（注）１．平成15年６月20日開催の定時株主総会において、商法第210条第１項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9％であります。

２．価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2)【子会社からの買受けの状況】

該当事項はありません。

(3)【定款の定めによる取締役会決議による買受けの状況】

該当事項はありません。

(4)【ストックオプションのための新株予約権の行使の状況】

新株予約権の行使による月間交付株式総数　12,100株

（うち新株発行分　０株　自己株式移転分　12,100株）

行使により交付された株式の発行価額総額　92,807,000円

（うち新株発行分　０円　自己株式移転分　92,807,000円）

※当期累計：68,700株　471,492,000円

2【処理状況】

該当事項はありません。

3【保有状況】

平成16年５月31日現在

区　分		株式数（株）
発行済株式総数		116,124,405
保有自己株式数（A+B+C）		4,843,529
内　訳	商法第210条第１項の規定に基づく取得（A）	4,895,800
	単元未満株式（B）	16,429
	報告月の単元未満株式期初残高	16,259
	報告月の単元未満株式の買取による取得	177
	報告月の単元未満株式買増請求による売却	△7
	報告月の単元未満株式期末残高	16,429
	新株予約権行使による売却累計（C）	△68,700

（注）平成16年５月27日開催の取締役会において自己株式の消却を決議し、平成16年６月１日付で自己株式3,775,400株を消却しております。

HOYA

平成15年4月21日

各　位

会　社　名　　HOYA株式会社
代表者名　　取締役社長　　鈴木　　洋
（コード番号　7741　東証第一部）
問合せ先　　専務取締役　　江間　賢二
（TEL　03－3952－1160）

自己株式の買受けに関するお知らせ

（商法第２１０条に基づく自己株式の取得）

当社は、平成15年4月21日開催の当社取締役会において、商法第210条の規定に基づき、自己株式を買い受けることを決議いたしましたのでお知らせいたします。

記

１．自己株式の取得を行う理由

経営環境の変化に対応した機動的な経営を行うためのものであります。

２．取得の内容（当決議後最初の決算期について開催される定時総会が終わるまでの分）

(1)　取得する株式の種類	普通株式
(2)　取得する株式の総数	11,500千株（発行済株式総数に対する割合　9.9％）
(3)　株式の取得価額の総額	85,000百万円
(4)　自己株式買い受けの日程	詳細は未定であります。

（注）上記の内容については、平成15年6月20日開催予定の当社第65期定時株主総会において、「自己株式取得の件」が承認可決されることを条件といたします。

以　上

HOYA

平成15年4月21日

各　位

会　社　名　　ＨＯＹＡ株式会社
代 表 者 名　　取締役社長　　鈴木　　洋
（コード番号　7741　東証第一部）
問 合 せ 先　　専務取締役　　江間　賢二
（ＴＥＬ　０３－３９５２－１１６０）

ストックオプションとして新株予約権を発行する件

当社は平成15年4月21日開催の当社取締役会において、平成14年4月1日施行の「商法等の一部を改正する法律」（平成13年法律第128号）により改正された商法第280条ノ20および第280条ノ21の規定に基づき、下記のとおりストックオプションの実施を目的として、株主以外の者に対し特に有利な条件をもって新株予約権を発行することの承認を求める議案を、平成15年6月20日開催予定の当社第65期定時株主総会に提案することを決議いたしましたので、お知らせいたします。

記

１．株主以外の者に対し特に有利な条件をもって新株予約権を発行する理由

当社および当社子会社の取締役および従業員の業績向上に対する意欲や士気を高めるとともに、優秀な人材を確保することを目的として、３．の要領に記載のとおり当社および当社子会社の取締役および従業員に対して新株予約権を発行するものであります。

２．新株予約権割当の対象者

当社および当社子会社の取締役および従業員

３．新株予約権発行の要領

①新株予約権の目的たる株式の種類および数

当社普通株式1,200,000株を上限とする。

なお、当社が株式分割または株式併合を行う場合、次の算式により目的たる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式の数について行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

②新株予約権の数

12,000個を上限とする。

（新株予約権1個あたりの目的となる株式数は100株。ただし、前項①に定める株式の数の調整を行った場合は、同様の調整を行う。）

③新株予約権の発行価額

無償とする。

④各新株予約権の行使に際して払込みをすべき金額

新株予約権1個当たりの払込金額は、次により決定される1株当たりの払込金額に②に定める新株予約権1個の株式数を乗じた金額とする。

1株当たりの払込金額は、東京証券取引所における当社株式普通取引の新株予約権発行決議日前日の終値（取引が成立しない場合はそれに先立つ直近日の終値）とする。

なお、株式の分割または株式併合を行う場合は、次の算式により払い込み金額を調整し、調整による1円未満の端数は切り上げる。

調整後払込金額＝調整前払込金額×（1÷（分割・併合の比率））

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

⑤新株予約権の権利行使期間

平成16年10月1日から平成20年9月30日まで。ただし、個別の対象者と当社との間で個別に締結される新株予約権割当に関する契約（「新株予約権割当契約」）により、権利行使期間中における新株予約権の行使が制限されることがある。

⑥新株予約権の行使条件

1)新株予約権の割当てを受けた者は、権利行使時においても、当社または当社子会社の取締役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

2)新株予約権の相続は認めない。

3)新株予約権の譲渡、質入その他の処分は認めない。

4)新株予約権割当契約で、権利行使期間中の各年（1月1日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

5)その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。

⑦新株予約権の消却

1)当社が消滅会社となる合併契約書が承認されたとき、当社が完全子会社となる株式交換契約書承認の議案ならびに株式移転の議案につき株主総会で承認されたときは、新株予約権を無償で消却することができる。

2)本件新株予約権は、新株予約権の割当を受けた者が、権利を行使する条件に該当しなくなった場合、対象者が新株予約権の全部又は一部を放棄した場合は、当社はその新株予約権を無償で消却することができる。

⑧新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要するものとする。

⑨細目事項

新株予約権に関する細目事項については、定時総会後に開催される取締役会決議により定める。

（注）上記の新株予約権の発行につきましては、平成 15 年 6 月 20 日開催予定の当社第 65 期定時株主総会において、「ストックオプションとして新株予約権を発行する件」が承認可決されることを条件といたします。

以　上

電話がかかり、が警察に届けて役員が、成田空行きの航空機に、同日午前九時しの飛び込みで、出国だった様子る。

の届け出を受け、「松井さん事というのに、二事件か」と、一走った。しかし、に連れて自作自強まり、松井さ関与の疑いが逆果となった。

話では、役員はなどのギャンブ、舟券や馬券を次ぐ「ノミ屋」

然出国
でも逃走図る

取得している。ニラへ二回の渡、逃亡を手助けフィリピン国内性もある。

一文字つむき、

に約七百万円の借金があった。今年正月、一緒に蒲郡競艇に出かけた知り合いの一人は、「一レースに十万円、二十万円と大金をかけていたので驚いた」と話す。別の知人によると、数年前には借金が一千万円を超えていたこともあるという。

役員とともに県警が脅迫容疑で逮捕状をとった男は飲み友達で、愛知県豊橋市内のフィリピンバーに二人でしばしば出入りしていたという。

役員とは幼なじみというJCのメンバーは、「お祭り好きの優しい男。本当に松井さんの事件にかかわっていたのか。信じられない」と首を振った。

員十人に囲まれ、姿を現した。

会社役員はジーンズにシャツをはおり、青のスニーカー姿で、たばこ数カートンが入った免税品店の土産袋を手にしていた。目を真

かに行われた。本社社屋玄関近くには受付が設けられ、午後六時ごろから続々と弔問客が訪れた。

遺族の希望で通夜は身内やごく親しい人たちだけで行われた。紀裕さんとは大学時代のテニスサークルで一緒だったという同県安城市の会社経営鳥居聖さん(41)は「ラジオで名前を聞いて、まさかと思って携帯に電話をしたが、留守番電話になっていた」と、長年の友人の死が今も信じられない様子だった。

葬儀は二十三日午前十一時から新城市の新城斎苑で行われる。

女性パチスロ店員 刃物で刺されけが

渋谷

二十二日午後六時五十分ごろ、東京都渋谷区道玄坂二のパチスロ店「エスパス渋谷二号店」一階フロアで、パチスロ台にコインを補充する作業をしていた女性店員浜田麻矢さん(21)が、客を装った若い男にいきなり後ろから刃物で刺された。浜田さんは病院に運ばれたが、左わき腹に約二週間のけが。男は店外に逃走、110番通報を受けた警視庁渋谷署は傷害事件として行方を追っている。

調べによると、男は赤と白のチェックのシャツに、ジーパン姿。同店は四階まであり、事件発生当時、一階フロアには、客と従業員

国に744団体、会

社会面に情報を 〒100-8055(住所不要)読売新聞 東京本社社会部 FAX 03・3245・1277 Eメール shakai@yomiuri.com

謹告

当社は、平成十四年十二月に社告をもって公表した件につき、景品表示法第六条第一項の規定に基づく公正取引委員会の排除命令に従い、全国の眼鏡販売店を通じて一般消費者に販売した眼鏡用レンズの取引に関し、一般消費者の誤認を排除するため、次の通り公示致します。

当社は、平成八年五月ころから平成十四年十一月ころまでのあいだ、「シブラスコート」と称する耐衝撃性を強化する加工を施したとする眼鏡用レンズの受注生産品(三六アイテム)について、当該商品の一部が同加工を施していないものであるにもかかわらず、あたかも当該商品のすべてが同加工を施した割れにくく安全性を高めたものであるかのように表示することにより、当該商品の品質について、実際のものよりも著しく優良であると一般消費者に誤認される表示を行いました。

当社の商品の表示におきまして、一般消費者に対しご迷惑をおかけしましたことを深くお詫び申し上げます。

平成十五年四月二三日

東京都新宿区中落合二丁目七番五号
HOYA株式会社
代表取締役 鈴木 洋

なお、この件につきましてのお問合せは左記にて承っておりますので、宜しくお願い申し上げます。

(特設)お客様センター
フリーダイヤル 0120-50-4270
お問合せは月曜～金曜の平日、午前十時～午後五時に承っております

弊社取締役総務部長 山口チエ 儀

かねて入院加療中のところ四月十九日午後十時十四分、五十六歳をもって永眠致しました。ここに生前のご厚誼に深謝申し上げ、謹んで

読売新聞(全国) 2003年4月23日

をつぎ込む
ようだ」と
橋市の外国
のように通
会社は順調
事件を起こ
個人的な借
たのだろう
しんでいた。

に20日夕
弁当納入

員は松井さ
見後の20日
本部が設置
県警新城署
入しに行っ
分かった。
に出会った知
ると、役員は
時ごろ、給食
して新城署
、捜査員が
夕食の弁当
ていた。
員に「大変
ましたね」
ると、「私は
Cの)会議
いし、松井
くもないの
ない」など
うことを話

NHK「ピアノのおけいこ」
井上直幸さん死去



繊細で透徹した演奏と、NHKテレビ「ピアノのおけいこ」などで見せた温かい指導法で、幅広い人気を持つピアニスト、井上直幸（いのうえ・なおゆき）さんが22日午後、胃がんのため東京都内で死去した。63歳だった。葬儀の日取り、喪主は未定。自宅は目黒区東が丘1の25の18。

福岡市生まれ。桐朋学園短大卒後、シュツットガルト音大、フライブルク音大に留学、ピヒト・アクセンフェルトに師事。68年、バイオリンの室谷高広と組んでミュンヘン国際コンクール二重奏部門で3位に入賞。以後、ドイツや日本で活躍するかたわら、76年から「ピアノのおけいこ」に出演。00年には指導書「ピアノ奏法」がヒットするなど、「音楽を愛し、楽しむ勉強法」が支持を集めた。

モーツァルト、ベートーベン、シューベルト、シェーンベルクなどウィーンの音楽家を得意にし、録音も多い。今年2月「毎日ゾリステン」でリサイタルを開く予定だったが、体調を崩していた。

布施宣利さん80歳（ふせ・のぶとし＝元菱食社長）20日、心不全のため死去。葬儀は近親者のみで済ませた。菱食主催の「お別れの会」を開くが、日取りは未定。自宅は非公表。喪主は長男利一（としかず）さん。

よど号事件

赤木容疑者の妹逮捕

北朝鮮から帰国 成田空港で 旅券法違反容疑

70年の日航機「よど号」乗っ取り事件で国際手配された赤木志郎容疑者(55)の妹美智子容疑者(49)が22日夜、北朝鮮・平壌から北京経由の飛行機で帰国し、警視庁公安部は旅券法違反容疑などで成田空港で逮捕した。

調べでは、美智子容疑者は83年4月ごろ、平壌滞在中の赤木容疑者に会うために、また86年2月から88年4月までの間に

税関検査室で捜査員に逮捕を告げられ「はい」と素直に応じたという。

美智子容疑者は、北朝鮮内外でのよど号グループの活動実態や、日本人拉致被害者についても知っている可能性があり「何としても事情を聴きたい」(公安部幹部)と、あらためて捜査を行い逮捕した。

妻子らの帰国は01年5月以降、4度目。赤木容

ど号事件」後にグループに合流したため、入国の経緯や個人に関係する情報などは極端に少なく、公安関係者の間では「謎の家族」とされている。

特に謎めいているのが「小川淳」を名乗る夫。初めて存在が明らかになったのは94年4月で、よど号乗っ取りメンバーが発行していた機関誌に寄稿し、同容疑者と結婚しメンバーと一緒に暮らして

億恐喝未遂容疑 親子逮捕

22日、消費者金融「武富士」恐喝しようとしたとして、いずれも会社役員の坂下忠男容疑者(84)＝東京都新宿区戸山3＝と長男の忠明容疑者(56)＝豊島区池袋本町4＝を恐喝未遂容疑で逮捕した。調べでは、坂下容疑者らは今月、電話で応対した武富士の役員らに「ある人物から内部資料のコピーが持ち込まれた。その人物との和解条件は1億円。応じなければ資料を公表する」と伝えるなどして、現金を脅し取ろうとした疑い。

毎日新聞(全国) 2003年4月23日

決算取締役会決議通知書

RECEIVED
2004 JUN 21 P 12:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成15年5月7日

株式会社東京証券取引所
代表取締役社長　土田　正顕　殿

会　社　名　HOYA株式会社
代表者の
役職氏名　取締役社長　鈴木　洋
（コード　7741　東証第一部）
（決算期　3月31日）
（中間配当制度　有　）
担当者氏名　ＩＲグループ　伊藤　直司
（ＴＥＬ　０３－３９５２－１１６０）

1.決算取締役会決議日　平成15年4月21日
2.定時株主総会開催日　平成15年6月20日
3.定時株主総会開催場所　東京都新宿区中落合二丁目7番5号　当会社本社会議室
4.定時株主総会付議議案

報告事項	平成15年3月31日現在の貸借対照表ならびに第65期（平成14年4月1日から平成15年3月31日まで）営業報告書および損益計算書報告の件
第1号議案	第65期利益処分案承認の件
第2号議案	自己株式取得の件
第3号議案	定款一部変更の件（商号の登記上の表示の削除、委員会等設置会社移行に伴う規定の新設と監査役および監査役会に関する規定の削除、株券失効制度および単元未満株式買増し制度創設に伴う規定の新設、特別決議の定足数変更等）
第4号議案	取締役８名選任の件
第5号議案	ストックオプションとして新株予約権を発行する件
第6号議案	退任監査役に対し退職慰労金贈呈の件
第7号議案	取締役に対し退職慰労金制度廃止に伴う打ち切り支給の件

添付書類：定款新旧対照表

以　上

第３号議案　定款一部変更の件

1. 変更の理由

(1)商業登記規則等(昭和 39 年法務省令第 23 号)の一部改正が行なわれ(平成 14 年 11 月 1 日施行)、商号の登記についてローマ字の使用が認められたことに伴い、現行定款第1条(商号)の登記上の表示を削除するものであります。

(2)「商法等の一部を改正する法律」(平成 14 年法律第 44 号)が平成 15 年4月1日に施行され、これに伴い、「株式会社の監査等に関する商法の特例に関する法律」(昭和 49 年法律第 22 号)第2章第4節に規定する委員会等設置会社に関する特例の適用を受ける旨の規定を新設し、また、これに伴い、委員会、執行役等に関する所要の規定を新設、追加および修正し、更に、現行定款における監査役および監査役会に関する規定等を一部附則に移行および削除するものであります。

(3)「商法等の一部を改正する法律」(平成 14 年法律第 44 号)が平成 15 年4月1日に施行され、株券失効制度および単元未満株式の買増し制度の創設がされたこと、ならびに株主総会の特別決議の定足数を総株主の議決権の3分の1以上とすることが認められたこと等に伴い、現行定款に規定の新設および所要の変更を行なうものであります。

(4)その他上記の変更に伴う条数の変更を行ない、あわせて字句を一部変更するものであります。

2. 変更の内容

変更の内容は次のとおりであります。

（下線は変更部分を示します。）

現 行 定 款	変 更 定 款 案
第1条（商号） 当会社は、ＨＯＹＡ株式会社と称し、登記上は、ホーヤ株式会社と表示する。	第１条（商号） 当会社は、ＨＯＹＡ株式会社と称する。
2. 当会社の英文社名は、ＨＯＹＡ　ＣＯＲＰＯＲＡＴＩＯＮと称する。	＜現行どおり＞
（新設）	第５条（委員会等設置会社制度の採用） 当会社は、株式会社の監査等に関する商法の特例に関する法律（以下特例法という。）第２章第４節に規定する特例の適用を受けるものとする。
第5条（発行する株式の総数） 当会社の発行する株式の総数は、３億２千万株とする。ただし、株式の消却が行われた場合は、これに相当する株式数を減ずる。	第６条（発行する株式の総数） 当会社の発行する株式の総数は、３億２千万株とする。ただし、株式の消却が行なわれた場合は、これに相当する株式数を減ずる。
第６条　＜条文省略＞	第７条　＜条文省略＞
第７条（単元未満株券の不発行） 当会社は、１単元の株式の数に満たない株式（以下単元未満株式という。）に係る株券を発行しない。ただし、株式取扱規則に定めるところについてはこの限りでない。	第８条（単元未満株券の不発行） 当会社は、1単元の株式の数に満たない株式（以下単元未満株式という。）に係る株券を発行しない。ただし、本定款第 11 条の株式取扱規則に定めるところについてはこの限りでない。

現　行　定　款	変　更　定　款　案
第８条（株券の種類） 当会社の発行する株券の種類は取締役会の定めるところによる。	（削除）
（新設）	第９条（単元未満株式の買増し） 当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、その単元未満株式と併せて１単元の株式の数となるべき数の株式を売渡すことを、当会社に対し請求することができる。
第9条（名義書換代理人） 当会社の株式につき、名義書換代理人をおく。 2. 名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 3. 当会社の株主名簿および実質株主名簿（以下株主名簿等という。）は、名義書換代理人の事務取扱場所に備置き、株式の名義書換、単元未満株式の買取り、その他株式に関する事務は、名義書換代理人に取扱わせ、当会社では取扱わない。	第10条（名義書換代理人） 当会社の株式につき、名義書換代理人をおく。 2.当会社は、名義書換代理人およびその事務取扱場所を選定し、これを公告する。 3.当会社の株主名簿（実質株主名簿を含む。以下同じ。）および株券喪失登録簿は、名義書換代理人の事務取扱場所に備置き、株式の名義書換、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事務は、名義書換代理人に取扱わせ、当会社では取扱わない。

現　行　定　款	変 更 定 款 案
第10条(株式の取扱に関する規則) 当会社の株式の名義書換、新株予約権の名義書換、実質株主名簿の作成、新株予約権原簿の作成、実質株主通知の受理および単元未満株式の買取り、その他株式に関する事項は、この定款に定めるもののほか、取締役会の定める「株式取扱規則」による。	第11条(株式取扱規則) 当会社の発行する株券の種類、株式の名義書換、新株予約権の名義書換、実質株主名簿の作成、新株予約権原簿の作成、実質株主通知の受理、株券喪失登録、単元未満株式の買取りおよび売渡し、その他株式に関する事項は、法令または本定款のほか、当会社の定める株式取扱規則による。
第11条(基準日) 当会社は、毎年３月31日の最終の株主名簿等に記載された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期の定時株主総会において権利を行使すべき株主とする。	第12条(基準日) 当会社は、毎年３月31日の最終の株主名簿に記載された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。
2. 本定款に定めるほか、必要があるときは、取締役会の決議によりあらかじめ公告して臨時に基準日を定めることができる。	＜現行どおり＞
第12条　＜条文省略＞	第13条　＜条文省略＞
第13条（招集者および議長） 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議にもとづき取締役社長がこれを招集し、議長となる。ただし、取締役社長が空席の場合または差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。	第14条（招集者および議長） 株主総会は、法令に別段の定めがある場合を除き、取締役会の決議により、本定款第34条の最高経営責任者が招集し、議長となる。ただし、最高経営責任者に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい取締役がこれにかわる。
2. 議長は、総会の秩序を維持し、議事を整理する。	＜現行どおり＞

現行定款	変更定款案
第14条（決議） 株主総会の決議は、法令または定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行なう。 （新設）	第15条（決議） 株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行なう。 2. 株主総会の特別決議（商法第343条第1項の決議）は、総株主の議決権の3分の1以上を有する株主が出席し、その議決権の3分の2以上に当たる多数をもって行なう。
第15条　＜条文省略＞	第16条　＜条文省略＞
第16条（株主の提案権） 株主が株主総会の目的事項または議案につき提案しようとするときは、取締役に対し会日の6週間前に書面により請求しなければならない。	第17条（株主の提案権） 株主が株主総会の目的事項または議案につき提案しようとするときは、取締役に対し会日の8週間前に書面により請求しなければならない。
第17条（議事録） 株主総会の議事は、その経過の要領および結果を議事録に記載し、議長および出席した取締役がこれに記名押印する。	第18条（議事録） 株主総会の議事は、その経過の要領および結果を議事録に記載し、議長ならびに出席した取締役および執行役がこれに記名押印する。
第4章　取締役および取締役会	第4章　取締役、取締役会および各委員会
第18条（定員） 当会社の取締役は、20名以内とする。 （新設）	第19条（員数） 当会社の取締役は、10名以内とする。 2. 取締役の半数以上は、社外取締役（商法第188条第2項第7号の2の社外取締役をいう。）とする。
第19条　＜条文省略＞	第20条　＜条文省略＞

現 行 定 款	変 更 定 款 案
第20条（任期） 取締役の任期は、就任後２年内の最終の決算期に関する定時株主総会終結の時までとする。	第21条（任期） 取締役の任期は、就任後１年内の最終の決算期に関する定時株主総会終結の時までとする。
2.増員または補欠として選任された取締役の任期は、他の在任取締役の任期満了すべき時までとする。	（削除）
第21条（役付取締役） 取締役会は、その決議により、取締役の中から社長を１名おき、必要に応じて会長１名、副社長、専務取締役および常務取締役をそれぞれ若干名おくことができる。	（削除）
第22条（代表取締役） 当会社の代表取締役は、取締役社長がこれにあたる。ただし、取締役社長のほか、必要に応じて取締役会の決議により他の取締役のなかから代表取締役をおくことができる。	（削除）
第23条（取締役会の招集者および議長） 取締役会は、法令に別段の定めがある場合を除き、取締役会長または取締役社長が招集し、議長となる。ただし、取締役会長および取締役社長に差支えがあるときは、あらかじめ取締役会の定めた順序にしたがい、他の取締役がこれにかわる。	第22条（取締役会の招集者および議長） 取締役会は、法令に別段の定めがある場合を除き、取締役会においてあらかじめ指名された取締役が招集し、議長となる。ただし、その取締役に差支えがあるときは、あらかじめ取締役会で定めた順序にしたがい他の取締役がこれにかわる。
2.前項の招集は、各取締役および各監査役に対し、会日より３日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。	2.前項の招集は、各取締役に対し、会日より３日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。

現行定款	変更定款案
第24条　＜条文省略＞	第23条　＜条文省略＞
第25条（取締役会の議事録） 取締役会の議事は、その経過の要領および結果を議事録に記載し、議長ならびに出席した取締役および監査役が記名押印する。	第24条（取締役会の議事録） 取締役会の議事は、その経過の要領および結果を議事録に記載し、議長および出席した取締役がこれに記名押印する。
第26条（取締役会規定） 取締役会に関する事項は、法令または本定款のほか、取締役会において定める取締役会規定による。	第25条（取締役会規定） 取締役会に関する事項は、法令または本定款のほか、取締役会の定める取締役会規定による。
第27条（報酬） 取締役の報酬および退職慰労金は、株主総会の決議で定める。	第26条（報酬） 取締役の報酬は、報酬委員会の決議により定める。
第28条（取締役の責任免除） 当会社は、商法第266条第１項第５号の取締役（取締役であった者を含む。）の責任につき、取締役会の決議をもって免除することができる。	第27条（責任免除） 当会社は、特例法第21条の17第１項の取締役（取締役であった者を含む。）の責任につき、取締役会の決議により免除することができる。
第29条（社外取締役との間の責任限定契約） 当会社は、社外取締役との間で、今後その者が負うことがある商法第266条第１項第５号の責任について、金1,000万円以上であらかじめ定める金額と同条第19項各号に掲げる額の合計額とのいずれか高い額を限度とする旨の契約を締結することができる。	第28条（社外取締役との間の責任限定契約） 当会社は、社外取締役との間で、今後その者が負うことがある特例法第21条の17第１項の責任について、金1,000万円以上であらかじめ定める金額と同条第５項で準用する商法第266条第19項各号に掲げる額の合計額とのいずれか高い額を限度とする旨の契約を締結することができる。

現行定款	変更定款案
（新設）	第29条（各委員会の設置および権限） 当会社は、監査委員会、指名委員会および報酬委員会をおく。 2. 監査委員会、指名委員会および報酬委員会の各委員会は、法令に定めのある事項を決定するほか、その職務遂行のために必要な権限を行使する。
（新設）	第30条（各委員会の組織） 各委員会は、取締役３名以上の委員で組織する。 2. 各委員会の委員の選任および解任は、取締役会の決議により行なう。 3. 指名委員会および報酬委員会の委員の過半数は、当会社の執行役でない社外取締役とする。 4. 監査委員会の委員の過半数は、当会社の執行役でない社外取締役とし、社外取締役に該当しない取締役にあっては当会社または子会社の業務を執行しない者とする。
第５章　監査役および監査役会	（削除）
第30条（定員） 当会社の監査役は、５名以内とする。	（削除）
第31条（選任） 監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行なう。	（削除）

現　行　定　款	変 更 定 款 案
第32条（任期） 監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結の時までとする。 2. 任期満了前に退任した監査役の補欠として選任された監査役の任期は、前任者の残存期間とする。	（削除）
第33条（常勤監査役） 監査役は、互選により常勤の監査役を定める。	（削除）
第34条（監査役会の招集通知） 監査役会の招集は、各監査役に対し、会日より３日前までに、その通知を発する。ただし、緊急の場合は、これを短縮することができる。	（削除）
第35条（監査役会の決議） 監査役会の決議は、法令に別段の定めある場合を除き、監査役の過半数をもって行なう。	（削除）
第36条（監査役会の議事録） 監査役会の議事は、その経過の要領および結果を議事録に記載し、出席した監査役がこれに記名押印する。	（削除）
第37条（監査役会規定） 監査役会に関する事項は、法令または本定款のほか、監査役会において定める監査役会規定による。	（削除）
第38条（報酬） 監査役の報酬および退職慰労金は、株主総会の決議で定める。	（削除）

現行定款	変更定款案
第39条（監査役の責任免除） 当会社は、監査役（監査役であった者を含む。）の責任につき、取締役会の決議をもって免除することができる。	（附則へ移行）
（新設）	第５章　執　行　役
（新設）	第31条（員数） 当会社の執行役は２名以上とする。
（新設）	第32条（執行役および代表執行役の選任および解任） 執行役および代表執行役の選任および解任は、取締役会の決議により行なう。
（新設）	第33条（任期） 執行役の任期は、就任後１年内の最終の決算期に関する定時株主総会終結後最初に開催される取締役会終結の時までとする。
（新設）	第34条（職務の分掌および指揮命令関係） 取締役会の決議により、代表執行役の中から最高経営責任者１名を選任し、代表執行役または執行役の中から最高財務責任者１名を選任する。 2. 執行役の職務の分掌および指揮命令関係は、取締役会の決議により定める。
（新設）	第35条（報酬） 執行役の報酬は、報酬委員会の決議により定める。

現行定款	変更定款案
（新設）	第36条（責任免除） 当会社は、特例法第21条の17第１項の執行役（執行役であった者を含む。）の責任につき、取締役会の決議により免除することができる。
第40条　＜条文省略＞	第37条　＜条文省略＞
第41条（利益配当金） 当会社の利益配当金は、毎決算期日の最終の株主名簿等に記載された株主または質権者に対し支払うものとする。	第38条（利益配当金） 当会社の利益配当金は、毎決算期日の最終の株主名簿に記載された株主または質権者に対し支払うものとする。
第42条（中間配当） 当会社は、取締役会の決議をもって毎年９月30日の最終の株主名簿等に記載された株主または質権者に対し中間配当を支払うことができる。	第39条（中間配当） 当会社は、取締役会の決議により毎年９月30日の最終の株主名簿に記載された株主または質権者に対し中間配当を支払うことができる。
第43条　＜条文省略＞	第40条　＜条文省略＞
第44条　この定款に定めのない事項は、商法その他の法令にしたがうものとする。	第41条　本定款に定めのない事項は、商法その他の法令にしたがうものとする。
附則　平成15年３月期に関する定時株主総会終結前に在任する監査役の任期については、第32条中「就任後４年内」とあるを「就任後３年内」と読み替えるものとする。なお、本附則は平成16年３月期に関する定時株主総会終結後、削除する。	附則　当会社は、商法第280条第１項の規定により、取締役会の決議をもって、委員会等設置会社移行前の監査役の責任を法令の限度において免除することができる。

平成15年5月23日

各　位

会社名　　HOYA株式会社
代表者名　取締役社長　鈴木　　洋
（コード番号7741 東証第一部）
問合せ先　専務取締役 江間　賢二
（ TEL　03-3952-1151 ）

ストック・オプション（新株予約権）に関するお知らせ

当社は、平成15年5月23日開催の当社取締役会において、当社および当社子会社の取締役および従業員に対して、業績向上に対する意欲や士気を高めることを目的としたストック・オプションとして、新株予約権を発行することを決定いたしましたので下記のとおりお知らせいたします。

記

1. 新株予約権の割当対象者
当社および当社子会社の従業員　計2名

2. 発行する新株予約権の総数
80個（新株予約権1個あたりの目的となる株式数100株）

3. 新株予約権の発行価額
無償とします。

4. 新株予約権の目的たる株式の種類および数
当社普通株式　8,000株

5. 新株予約権の発行日
平成15年6月9日（月曜日）

6. 新株予約権の行使に際しての払込金額
1株あたり6,690円
1 株あたりの払込金額は、新株予約権発行決議日前日の、東京証券取引所における当社株式普通取引の終値　6,690円といたしました。

7. 新株予約権の行使により発行する株式の発行価額の総額
53,520,000円

8. 新株予約権の行使により株式を発行する場合において資本に組み入れる額
1株あたり3,345円

9. 新株予約権の権利行使期間
平成15年10月1日から平成19年9月30日まで

（ご参考）
（1）定時株主総会付議のための取締役会決議日　　平成14年4月22日
（2）第64期定時株主総会決議日　　平成14年6月21日

以上

有価証券通知書

ＨＯＹＡ株式会社

（301006）

有　価　証　券　通　知　書

（企業内容等の開示に関する内閣府令
第４条に基づく有価証券通知書）

関東財務局長　殿

平成１５年５月２６日提出

会社名　　　HOYA 株式会社

代表者の役職氏名　　取締役社長　鈴木　洋

本店の所在の場所　東京都新宿区中落合２－７－５　電話番号０３（３９５２）１１５１（代表）

連絡者　専務取締役　ＣＦＯ 江間　賢二

もよりの連絡場所　同上　　電話番号　同上　　連絡者　同上

（本書面の枚数　表紙共　６枚）

目　次

1　新規発行有価証券（注）1

銘　柄	種　類	発行数	発行価額の総額	資本組入額の総額	摘要
HOYA株式会社第 2 回新株予約権証券	新株予約権証券	80 個	円 53,520,000	円 26,760,000	平成 15 年 5 月 23 日取締役会決議（注）2 平成 14 年 6 月 21 日株主総会決議

（注）1：本新株予約権は、当社ならびに当社子会社の従業員に対しストックオプションとして無償で発行するものであります。対象者の人数および内訳は以下の通りであります。

対象者の内訳	対象者の人数	新株予約権の個数	新株予約権の目的となる株式の数
当社従業員	1 名	40 個	4,000 株
当社子会社従業員	1 名	40 個	4,000 株
合計	2 名	80 個	8,000 株

（注）2：取締役会で決議した新株予約権の内容は以下の通りであります。

(1)新株予約権の目的となる株式の種類及び数：普通株式　8,000 株

(2)新株予約権の行使に際して払い込むべき金額：6,690 円

(3)新株予約権の行使期間：平成 15 年 10 月 1 日から 19 年 9 月 30 日

(4)新株予約権の行使の条件：

①1 個の新株予約権の一部行使は認めない。

②本新株予約権者の相続人による本新株予約権の行使は認めない。

③新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。

ア．本新株予約権者が、当社または当社の関係会社（「財務諸表等の用語、様式及び作成方法に関する規則」第 8 条第 8 項において定義される「関係会社」をいい、以下「当社関係会社」という。）の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。

イ．本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任しもしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。

a．当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者

b．当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者

ウ．本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。

エ．本新株予約権者が、当社もしくは当社関係会社の社内規程（就業規則を含み、以下「社内規程等」という。）に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。

(5)新株予約権の行使により株券を発行する場合の当該株券の発行価格のうち資本組入額：

新株予約権の行使により当社が新株を発行する場合における新株１株あたりの発行価額に０．５を乗じた金額とし、計算の結果１円の端数を生じる場合はその端数を切り上げた額

(6)新株予約権の譲渡に関する事項

新株予約権を譲渡する場合には取締役会の承認を要する。

2　有価証券の募集の方法及び条件

区分			発行数	発行価格	資本組入額	申込期間	払込期日	摘要
募集の場合	株式	株主割当		円	円			
		その他の者に対する割当						
		一般募集						
		（発起人の引受株式）						
		計（総発行株式）						
	新株予約権証券		80個	無償（注）		平成15年6月9日	該当なし	
	社債（短期社債を除く。）							
	コマーシャル・ペーパー及び短期社債							
	カバードワラント							
	預託証券							
売出しの場合	株式							
	社債 コマーシャル・ペーパー							
	カバードワラント							
	預託証券							

（注）本新株予約権は、当社ならびに当社子会社の従業員にストックオプションとして無償で発行するものであります。

3　有価証券の引受けの概要

該当事項なし

4　過去２年以内における募集または売出し

該当事項なし

5　募集によらないで取得される新規発行株式の発行方法

該当事項なし

HOYA

有価証券報告書

（証券取引法第24条第１項に基づく報告書）

事業年度	自	平成14年４月１日
（第65期）	至	平成15年３月31日

ＨＯＹＡ株式会社

(301006)

目次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年６月24日
【事業年度】	第65期（自　平成14年４月１日　至　平成15年３月31日）
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION （注）商業登記規則等の一部改正に伴い、平成14年11月１日付で商号の登記上の表記を「ホーヤ株式会社」から「ＨＯＹＡ株式会社」に変更いたしました。
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成11年３月	平成12年３月	平成13年３月	平成14年３月	平成15年３月
売上高（百万円）	201,290	201,110	236,802	235,265	246,293
経常利益（百万円）	33,612	35,484	48,184	45,774	50,874
当期純利益（百万円）	17,836	20,715	21,860	23,740	20,037
純資産額（百万円）	166,832	175,145	195,333	219,180	224,218
総資産額（百万円）	232,695	239,341	267,610	278,067	274,288
１株当たり純資産額（円）	1,436.69	1,508.28	1,682.10	1,887.49	1,945.16
１株当たり当期純利益（円）	153.60	178.39	188.24	204.44	171.10
潜在株式調整後１株当たり当期純利益（円）	－	－	－	－	171.08
自己資本比率（%）	71.7	73.2	73.0	78.8	81.7
自己資本利益率（%）	11.2	12.1	11.8	11.5	9.0
株価収益率（倍）	43.8	54.4	43.3	44.2	41.8
営業活動によるキャッシュ・フロー（百万円）	－	34,963	42,737	41,023	38,390
投資活動によるキャッシュ・フロー（百万円）	－	△19,895	△39,465	△19,653	△13,583
財務活動によるキャッシュ・フロー（百万円）	－	△5,899	△4,563	△8,186	△14,547
現金及び現金同等物の期末残高（百万円）	43,507	51,654	51,697	66,321	75,694
従業員数（名）	－	10,494	12,966	13,311	14,023

(注) １．売上高には、消費税及び地方消費税は含まれておりません。
２．第65期連結会計年度から、１株当たり純資産額、１株当たり当期純利益及び、潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
３．キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。
４．第64期連結会計年度以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。
５．従業員数は、第62期連結会計年度より就業人員を記載しております。

(2) 提出会社の経営指標等

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成11年３月	平成12年３月	平成13年３月	平成14年３月	平成15年３月
売上高（百万円）	117,903	126,719	151,166	151,789	159,432
経常利益（百万円）	16,707	25,122	35,945	30,169	29,460
当期純利益（百万円）	8,703	15,851	12,283	15,333	8,852
資本金（百万円）	6,264	6,264	6,264	6,264	6,264
発行済株式総数（株）	116,124,405	116,124,405	116,124,405	116,124,405	116,124,405
純資産額（百万円）	136,153	155,066	162,102	171,933	166,374
総資産額（百万円）	180,181	205,373	217,967	217,074	209,387
１株当たり純資産額（円）	1,172.48	1,335.34	1,395.93	1,480.62	1,443.51
１株当たり配当額 （内１株当たり中間配当額） （円）	30.0 (14.0)	35.0 (16.0)	50.0 (20.0)	50.0 (25.0)	50.0 (25.0)
１株当たり当期純利益（円）	74.95	136.50	105.78	132.04	75.27
潜在株式調整後１株当たり当期純利益（円）	—	—	—	—	75.26
自己資本比率（%）	75.6	75.5	74.4	79.2	79.5
自己資本利益率（%）	6.5	10.9	7.7	9.2	5.2
株価収益率（倍）	89.7	71.1	77.1	68.5	95.0
配当性向（%）	40.0	25.6	47.3	37.9	66.4
従業員数（名）	1,942	2,381	3,464	3,142	3,289

（注）１．売上高には、消費税及び地方消費税は含まれておりません。

２．第64期より、自己株式を資本の部より控除しており、1株当たりの各数値（配当額は除く。）の算定に当たっては、この点を考慮しております。

３．第65期から、１株当たり純資産額、１株当たり当期純利益及び、潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

４．第64期以前の潜在株式調整後１株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

５．従業員数は、第62期より就業人員を記載しております。

２【沿革】

昭和16年11月	東京都保谷市（現在西東京市）で東洋光学硝子製造所を創業。 光学ガラス製造に着手。
昭和19年８月	資本金120万円の株式会社に改組、商号を株式会社東洋光学硝子製造所に変更。
昭和20年10月	クリスタルガラス食器製造開始。
昭和22年８月	商号を株式会社保谷クリスタル硝子製造所に変更。
昭和35年11月	東京都昭島市に昭和工場（現　昭島工場）を新設。 保谷光学工業株式会社、山中光学工業株式会社及び保谷光学硝子販売株式会社を吸収合併し、商号を株式会社保谷硝子に変更。
昭和36年10月	東京証券取引所市場第二部へ上場。
昭和37年５月	眼鏡レンズ製造開始。
昭和37年10月	名古屋証券取引所市場第二部へ上場。
昭和38年５月	埼玉県入間市に武蔵工場を新設。
昭和47年12月	ソフトコンタクトレンズ製造開始。
昭和48年２月	東京証券取引所及び名古屋証券取引所の市場第一部へ指定。
昭和49年１月	半導体用マスクサブストレート製造開始。
昭和57年10月	子会社の株式会社保谷電子を吸収合併（現　長坂工場）。
昭和58年１月	東京都八王子市に八王子工場を新設し、半導体用フォトマスク製造開始。
昭和59年８月	新本社ビルを現在地に竣工。
昭和59年10月	子会社の株式会社保谷レンズ及び株式会社保谷クリスタルを吸収合併し、商号をＨＯＹＡ株式会社に変更。
昭和60年４月	埼玉県児玉郡児玉町に児玉開発研究所（現　ＨＯＹＡヘルスケア㈱児玉開発研究所）を新設。
昭和62年６月	眼内レンズ（白内障術後用）製造開始。
昭和62年11月	光学ガラスによる非球面モールドレンズ製造開始。
平成元年４月	オランダに欧州地域統括会社HOYA EUROPE B.V.、米国に北米地域統括会社HOYA CORPORATION USAを設立。
平成３年３月	ＨＤＤ用ガラスディスク（ガラス磁気メモリーディスク）発売。
平成７年９月	中間連結決算発表を開始。
平成８年11月	熊本県菊池郡大津町に熊本工場を新設。
平成９年４月	持株会社型のカンパニー制を導入し、二つのカンパニー（エレクトロオプティクス、ビジョンケア）と三つの事業子会社｛HOYA PHOTONICS INC.、ＨＯＹＡヘルスケア㈱、ＨＯＹＡクリスタル㈱（現　クリスタルカンパニー）｝へ機構改革。
平成９年５月	シンガポールにエリア持株会社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設置、４月にオランダ及び米国にそれぞれ設置したHOYA HOLDINGS N.V.（現 HOYA LENS EUROPE N.V.）とHOYA HOLDINGS INC.の２社と合わせ、欧州、北米、アジア各地域のエリア持株会社体制が整う。
平成９年12月	HOYA LENS DEUTSCHLAND GmbH.がＨＯＹＡグループ最初のISO14001を取得。
平成10年４月	四半期毎の連結決算発表を開始。
平成11年２月	国内主要全工場でISO14001を取得。
平成11年９月	ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.（現 HOYA LENS BELGIUM N.V.）を買収。
平成12年４月	米国の特注メガネレンズ加工販売会社OPTICAL RESOURCES GROUP,INC.を買収（平成13年３月に機構改革によりHOYA㈱の在外支店に組織変更）。
平成12年７月	沖電気工業㈱の半導体用フォトマスク製造部門を譲り受け。
平成13年11月	創立60周年を迎える。
平成14年５月	半導体新基板材料３Ｃ－Ｓｉｃ製造販売を新会社にて開始。
８月	大日本印刷㈱と次世代半導体用マスクブランクスの技術アライアンス締結。
平成15年１月	名古屋証券取引所の市場第一部上場廃止。
３月	子会社のＨＯＹＡクリスタル㈱、ＨＯＹＡクリスタルショップ㈱を吸収合併。

3 【事業の内容】

当社グループは、当社及び関係会社58社（平成15年３月31日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分が小売店、専門店及びメーカー等に対する直接販売方式によっており、輸出については、主に、当社より各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。HOYA株式会社グローバル本社が経営戦略を立案し、各事業分野において独立した経営責任のもと情報・通信、アイケアカンパニーを中心とした事業部門が、グローバルに事業戦略を遂行しております。また、地域別には北米・欧州・アジアの各地域のエリア持株会社が、国・地域とのリレーションの強化、地域ベースでの財務マネジメント、法務支援及び内部監査等を行い、事業活動の推進をサポートしております。

事業領域別の当社及び関係会社（エリア持株会社２社を除く。）の位置づけは次のとおりであります。

なお、事業区分（部門）は事業の種類別セグメントと同一であります。

分野	事業区分(部門)	主要製品及び役務	会社名
情報通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品	当社エレクトロニクス部門、 オプティクス事業部、MD事業部等、 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE.LTD. HOYA GLASS DISK (THAILAND) LTD.、HOYAオプティクス㈱、その他７社
	ホトニクス	各種レーザー機器	HOYA PHOTONICS, INC. HOYAフォトニクス㈱ その他３社
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器	当社ビジョンケアカンパニー、 HOYA LENS EUROPE N.V.(欧州エリア持株会社) HOYA LENS DEUTSCHLAND GMBH. HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. その他24社
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ、補聴器等医療用具・機器	HOYAヘルスケア㈱ HOYA HEALTHCARE SINGAPORE PTE LTD.
生活文化	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー HOYA CRYSTAL, INC.
	サービスほか	情報システムの構築、人材派遣、業務請負	HOYAサービス㈱、ウェルフェア㈱ その他６社

事業の系統図は次のとおりであります。


ホトニクス事業
(連結会社)
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
エレクトロニクス部門
MD事業部・オプティクス事業部等
当
社
ビジョンケア事業
ビジョンケアカンパニー
ヘルスケア事業
(連結子会社)
HOYAヘルスケア㈱
クリスタル事業
クリスタルカンパニー
当
社
サービス事業
(連結子会社)
HOYAサービス㈱
ウェルフェア㈱
(関連会社)
ツーコインズ㈱
サービス
※ 持分法適用会社
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
製品
〈北米地域〉
(連結子会社:エリア持株会社)
HOYA HOLDINGS, INC.
(連結子会社)
HOYA CORPORATION USA
NEW CHROMEX, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A. DE C.V.
HOYA LENS OF CHICAGO, INC.
EAGLE OPTICS, INC.
HOYA CRYSTAL, INC.
〈欧州地域〉
(連結子会社:エリア持株会社、ビジョンケア製品の製造販売統括)
HOYA LENS EUROPE N.V.
(連結子会社)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS SWEDEN AB
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
CONTINUUM FRANCE EURL
CONTINUUM ELECTRO-OPTICS, GMBH
〈アジア地域〉
(連結子会社:エリア持株会社)
HOYA HOLDINGS ASIA PACIFIC PTE. LTD.
(連結子会社)
HOYA MAGNETICS SINGAPORE PTE. LTD.
HOYA GLASS DISK(THAILAND)LTD.
HOYA OPTICS(THAILAND)LTD.
㈱韓国光学硝子
台湾保谷光学股份有限公司
台湾保谷眼鏡股份有限公司
HOYA LENS (S)PTE.LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO., LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS THAILAND LTD.
HOYA LENS GUANGZHOU LTD.
HOYA PHOTONICS SINGAPORE PTE. LTD.
THAI HOYA LENS LTD.
HOYA OPTICAL(ASIA)CO., LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
THAI HOYA HOLDINGS LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
サービス
〈日本〉
(連結子会社)
HOYAオプティクス㈱
HOYAアドバンストセミコンダクタテクノロジーズ㈱
HOYAフォトニクス㈱
(関連会社)
NHテクノグラス㈱※
HOYA-SCHOTT㈱※
その他3社
製品
製品
製品
製品
製品
得意先

4【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
(連結子会社)		百万円							
HOYAオプティクス㈱※	埼玉県入間市	2,380	エレクトロオプティクス	99.9	―	当社オプティクス製品の販売	3	2	―
HOYAアドバンストセミコンダクタテクノロジーズ㈱	東京都昭島市	百万円 350	〃	100	―	当社エレクトロニクス製品の研究開発、製造	2	―	―
HOYAヘルスケア㈱※	東京都新宿区	百万円 1,350	ヘルスケア	100	―	当社コンタクトレンズの製造	3	―	工場の賃貸
HOYAサービス㈱	東京都新宿区	百万円 400	サービス	100	―	当社グループ情報処理の受託、人材派遣	2	―	―
ウエルフェア㈱	東京都新宿区	百万円 50	〃	100	―	当社グループ福利厚生業務の受託	1	2	―
HOYAフォトニクス㈱	東京都港区	百万円 250	ホトニクス	100 (100)	―	―	2	―	運転資金の貸付
HOYA HOLDINGS ASIA PACIFIC PTE LTD.※	Cecil Street, SINGAPORE	千シンガポールドル 80,711	全社(アジア・オセアニア地域エリア持株会社)	100	―	―	1	2	〃
HOYA MAGNETICS SINGAPORE PTE LTD.※	Tuas Link, SINGAPORE	千シンガポールドル 34,000	エレクトロオプティクス	100 (100)	―	当社ガラスディスクの製造	―	4	―
HOYA GLASS DISK(THAILAND) LTD.※	Lumphun, THAILAND	千タイバーツ 1,220,000	〃	100 (100)	―	〃	―	2	―
HOYA OPTICS (THAILAND) LTD.※	Lumphun, THAILAND	千タイバーツ 357,000	〃	100 (100)	―	当社オプティクス製品の製造	―	3	―
台湾保谷光学股份有限公司	台湾　台中工業区	千新台湾ドル 80,000	〃	100 (100)	―	〃	―	2	―

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
㈱韓国光学硝子	大韓民国 馬山市	千ウォン 400,000	〃	100	—	当社オプティクス製品の製造	—	2	—
HOYA PHOTONICS SINGAPORE PTE. LTD.	Science Park, SINGAPORE	千シンガポールドル 310	〃	100	—	当社エレクトロニクス製品の研究開発	1	—	—
HOYA OPTICAL (ASIA)CO., LTD	Kowloon HONG KONG	千ホンコンドル 1,000	〃	100 (100)	—	当社オプティクス製品の販売	—	2	—
HOYA OPTO-ELECTRONICS QINGDAO LTD	中華人民共和国 山東省青島市	千中国レンミンビ 41,384	〃	100	—	当社エレクトロニクス製品の製造	—	—	—
HOYA LENS THAILAND LTD.※	Patumthani, THAILAND	千タイバーツ 800,000	ビジョンケア	100 (100)	—	当社ビジョンケア製品の製造	—	—	—
HOYA LENS GUANGZHOU LTD.※	中華人民共和国 広東省広州市	千中国レンミンビ 83,145	〃	95	—	〃	—	—	—
台湾保谷眼鏡股份有限公司	台湾 新竹県	千新台湾ドル、 36,000	〃	100 (100)	—	〃	—	1	—
HOYA LENS(S) PTE. LTD.	Outram Road, SINGAPORE	千シンガポールドル 5,406	〃	100 (100)	—	〃	—	—	—
HOYA LENS AUSTRALIA PTY. LTD.	New South Wales, AUSTRALIA	千オーストラリアドル 7,000	〃	100 (100)	—	〃	—	—	—
HOYA LENS HONG KONG LTD.	Shatin, N.T. HONG KONG	千ホンコンドル 27,000	〃	100 (100)	—	〃	—	—	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS KOREA CO., LTD.	Seoul, KOREA	千ウォン 4,000,000	〃	100 (100)	―	〃	―	―	―
HOYA LENS PHILIPPINES, INC.	Makati City, PHILIPPINES	千フィリピンペソ 30,000	〃	100 (100)	―	当社ビジョンケア製品の販売	―	―	―
MALAYSIAN HOYA LENS SDN. BHD.	Kuala Lumpur, MALAYSIA	千リンギット 6,999	〃	100 (100)	―	当社ビジョンケア製品の製造	―	―	―
THAI HOYA LENS LTD.	Bankok, THAILAND	千タイバーツ 2,000	〃	84 (84)	―	〃	―	―	―
THAI HOYA HOLDINGS LTD.	Pathumthani, THAILAND	千タイバーツ 100	〃	90.6 (90.6)	―	―	―	―	―
HOYA HEALTHCARE SINGAPORE PTE LTD	Cecil Street, SINGAPORE	千シンガポールドル 1,000	ヘルスケア	100 (100)	―	―	―	―	―
HOYA LENS EUROPE N.V. ※	Uithoorn, HOLLAND	千ユーロ 9,009	ビジョンケア(欧州地域エリア持株会社)	100	―	当社ビジョンケア製品の販売	―	1	―
HOYA LENS DEUTSCHLAND GMBH. ※	Mullheim, GERMANY	千ユーロ 15,338	ビジョンケア	100 (100)	―	当社ビジョンケア製品の製造	―	―	―
HOYA LENS U.K. LTD. ※	Wrexham, UNITED KINGDOM	千英ポンド 7,525	〃	100 (100)	―	〃	―	―	―
HOYA LENS ITALIA S.P.A. ※	Milano, ITALY	千ユーロ 6,884	〃	100 (100)	―	〃	―	―	―
HOYA LENS FINLAND OY	Helsinki, FINLAND	千ユーロ 925	〃	100 (100)	―	当社ビジョンケア製品の販売	―	―	―

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA LENS NEDERLAND B.V.	Uithoorn, HOLLAND	千ユーロ 907	〃	100 (100)	—	当社ビジョンケア製品の製造	—	—	—
HOYA LENS IBERIA S.A.	Madrid, SPAIN	千ユーロ 4,808	〃	100 (100)	—	〃	—	—	—
HOYA LENS FRANCE S.A.S.	Velenton, FRANCE	千ユーロ 1,771	〃	100 (100)	—	当社ビジョンケア製品の販売	—	—	—
HOYA LENS POLAND SP.Z.O.O.	Warsawa, POLAND	千ゾロチ 1,500	〃	100 (100)	—	〃	—	—	—
HOYA LENS BELGIUM N.V.	Kapellen, BELGIUM	千ユーロ 2,808	〃	100 (100)	—	当社ビジョンケア製品の製造	—	—	—
HOYA LENS SWEDEN AB	Malmo, SWEDEN	千スウェーデンクローネ 6,000	〃	100 (75)	—	〃	—	—	—
HOYA LENS HUNGARY RT	Budapest, HUNGARY	千ハンガリーフォリント 652,380	〃	100 (100)	—	〃	—	—	—
HOYA MANUFACTURING HUNGARY RT	Mateszalka, HUNGARY	千ハンガリーフォリント 542,148	〃	100 (100)	—	〃	—	—	—
CONTINUUM FRANCE EURL	Evry, FRANCE	千ユーロ 573	ホトニクス	100 (100)	—	—	—	—	—
CONTINUUM ELECTRO-OPTICS, GMBH.	Puchheim, GERMANY	千ユーロ 1,000	〃	100 (100)	—	—	—	—	—
HOYA HOLDINGS, INC. ※	California, U.S.A.	千米ドル 22,000	全社(北米地域エリア持株会社)	100	—	—	2	—	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容			
				所有割合(%)	被所有割合(%)	取引の内容	役員の兼任等		資金援助・設備の賃貸借
							当社役員(名)	当社従業員(名)	
HOYA CORPORATION USA※	California, U.S.A.	千米ドル 9,500	エレクトロオプティクス	100 (100)	—	当社エレクトロオプティクス製品の販売	—	—	—
HOYA PHOTONICS, INC.※	California, U.S.A.	千米ドル 29,422	ホトニクス	100 (100)	—	—	1	—	—
HOYA LENS OF AMERICA, INC.※	Conneticut, U.S.A.	千米ドル 12,500	ビジョンケア	100 (100)	—	当社ビジョンケア製品の製造	—	—	—
EAGLE OPTICS, INC.	Georgia, U.S.A.	千米ドル 0	〃	100 (100)	—	〃	—	—	—
HOYA LENS OF CHICAGO, INC.	Illinois, U.S.A.	千米ドル 3,500	〃	100	—	〃	—	—	—
HOYA LENS CANADA, INC.	Ontario, CANADA	千カナダドル 270	〃	100 (100)	—	〃	—	—	—
HOYA LENS MEXICO S.A. DE C.V.	Roma Sur, MEXICO	千メキシコヌエボペソ 946	〃	100 (100)	—	〃	—	—	—
HOYA CRYSTAL, INC.	New York, U.S.A	千米ドル 4,233	クリスタル	100 (100)	—	—	—	1	—
NEW CHROMEX, INC.	New Mexico, U.S.A.	千米ドル 2,025	ホトニクス	98.7 (98.7)	—	—	—	—	—
(持分法適用関連会社) NHテクノグラス㈱	神奈川県横浜市	百万円 3,000	エレクトロオプティクス	50	—	—	3	—	—
その他1社	—	—	—	—	—	—	3	—	—

(注) 1．「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2．※の会社は、特定子会社であります。

3．有価証券届出書又は有価証券報告書を提出している会社はありません。

4．「議決権の所有（被所有）割合」欄の（内書）は間接所有であります。

５【従業員の状況】

(1) 連結会社の状況

平成15年３月31日現在

事業の種類別セグメントの名称	従業員数（名）
エレクトロオプティクス	6,509
ホトニクス	135
ビジョンケア	6,385
ヘルスケア	617
クリスタル	201
サービス	129
全社（共通）	47
合計	14,023

（注）１．従業員数は就業人員であります。

２．全社（共通）には、本社部門及び海外２地域のエリア持株会社に所属している従業員数を記載しております。

(2) 提出会社の状況

平成15年３月31日現在

従業員数（名）	平均年齢（歳）	平均勤続年数（年）	平均年間給与（円）
3,289	38.6	12.9	7,128,829

（注）１．従業員数は就業人員であります。

２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社グループ各社と労働組合との労使関係は、相互理解と信頼のもとに建設的な労使協議会を通じて、積極的に生産性向上運動を推進しております。

第２【事業の状況】

当社グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の記載金額には消費税及び地方消費税は含まれておりません。

１【業績等の概要】

(1)業績

当連結会計年度の当社グループを取り巻く経済環境は、当初、米国を中心として緩やかな回復傾向が見えてまいりましたが、その後米国での会計不祥事の発覚、世界的な株安の進展、中東情勢の緊迫化等により企業の情報技術（ＩＴ）投資は抑制され、国内でも企業の倒産・リストラによる雇用不安が増大するなか、株式の持ち合い解消や厚生年金基金の代行部分返上による株安が進み景気は停滞を続けました。

このような状況下における当社グループの「事業の種類別セグメント（部門別）」の業績は次の通りであります。

情報・通信分野

① エレクトロオプティクス部門

当連結会計年度は、得意先の次世代製品の開発に伴う高付加価値製品の受注が強く、前期に比べて増収となりました。

半導体製造用のマスクブランクスは、先端品、特に位相シフトマスク用ブランクスを中心とした高精度品の伸びが大きく、売上は前期に比べて増加しました。

半導体用フォトマスクは、国内市場の縮小傾向のなか、高精度製品へのシフト及び海外比率向上により売上はほぼ横ばいとなりました。

液晶用大型マスクは、海外向けに次世代用ラインの立ち上がり、テレビ用パネルの増産により需要が拡大し、売上は増加しました。

ＨＤＤ（ハードディスク装置）用ガラスディスクは、膜付けをした製品（メディア）はＨＤＤの出荷台数の増加に伴い好調に推移し、前期に比べて売上も増加しましたが、ガラス基板（サブストレート）はふるわず、合計では前期に比べて減収となりました。

光学製品は、前期は大きな生産調整局面にあったデジタルカメラ・ＶＴＲレンズが当期は大きく回復し、液晶プロジェクターも順調な伸びを見せ、前期に比べて売上は増加しました。

この結果、当部門の売上高は、前連結会計年度に比べ9.8％増の1,114億６千万円、営業利益は、前連結会計年度に比べ23.8％増の344億１千４百万円となりました。

② ホトニクス部門

レーザー関連機器は、日本・アジア地域の産業用部門（半導体・液晶関連）は好調に推移しましたが、事業改革の一環として10月に理化学部門を売却したため、前期に比べ売上は減少しました。

この結果、当部門の売上高は、前連結会計年度に比べ23.4％減の54億８千５百万円、営業損失は、５億８千８百万円となりました。

アイケア分野

① ビジョンケア部門

メガネレンズの国内市場は、デフレと安売り店の出現による単価の下落等厳しい状況が続き、市場の二極化傾向が出てきました。当社では、ＨＯＹＡブランド力の維持のために、新製品の累進レンズを中心とした製品の高付加価値化を推し進め、高価格帯の販売は好調に推移しましたものの、国内売上は前期に比べて減少しました。

海外市場でも相当量の低価格品が市場に出ておりますが、当社では、全地域において高付加価値化、特に累進比率の向上をすすめ、高付加価値製品中心に販売を拡大しました。欧州が前期に比べてユーロ高であったこともプラスに影響し海外売上を伸ばしました。

この結果、当部門の売上高は、前連結会計年度に比べ1.3％増の943億８千８百万円、営業利益は、前連結会計年度に比べ6.8％増の153億９千８百万円となりました。

② ヘルスケア部門

コンタクトレンズは、乱視用レンズ、遠近両用レンズ等の高付加価値商品とシステム商品の販売強化、および店舗のS＆B（スクラップアンドビルド）の効果により前期に比べて売上を伸ばしました。

眼内レンズ（IOL）は、軟性IOL「Acryfold」が好評を得て、前期に比べて売上が大きく増加しました。

補聴器のビジネスの一部につきましては、平成15年3月31日付でハーモニー㈱に営業譲渡いたしました。

この結果、当部門の売上高は、前連結会計年度に比べ15.6%増の267億1千6百万円、営業利益は、前連結会計年度に比べ48.4%増の50億8千8百万円となりました。

生活分化分野

① クリスタル部門

市場の低迷により個人需要・法人向けギフトとも落ち込みが大きく、併せてブランドの再構築のために事業改革を実施し規模を縮小したこともあり、売上は前期に比べて減少しました。

この結果、当部門の売上高は、前連結会計年度に比べ23.5%減の67億1千9百万円、営業損失が1千1百万円となりました。

② サービス部門

当部門の売上は、前連結会計年度に比べ0.8%減の15億2千2百万円、営業利益は、前連結会計年度に比べ4.8%減の2億3千9百万円となりました。

また、当社グループの「所在地別セグメント」の業績は次のとおりであります。

①日本

ヘルスケア部門は、コンタクトレンズ等主力製品が堅調に推移し売上高が増加しましたが、ビジョンケア部門では、単価の下落により厳しい状況が続き、減収となりました。

この結果、売上高は、前連結会計年度に比べ、4.3%増の1,661億7千8百万円、営業利益は、前連結会計年度に比べ、11.8%増の345億6千万円となりました。

② 北米

メガネレンズは、高付加価値製品を強化しており、増収となりました。レーザー関連製品は、事業改革の一環として10月に理化学部門を売却したため、前期に比べて売上は減少しました。

この結果、売上高は、前連結会計年度に比べ、3.3%減の357億7千万円、営業利益は、前連結会計年度に比べ、51.7%減の9億4千5百万円となりました。

③ 欧州

メガネレンズは、高付加価値製品を強化しており、増収となりました。為替が前期に比べてユーロ高であったこともプラスに影響しました。

この結果、売上高は、前連結会計年度に比べ、12.7%増の326億3千9百万円、営業利益は、前連結会計年度に比べ、44.3%増の61億1千8百万円となりました。

④ アジア

メガネレンズは、高付加価値製品を強化しており、増収となりました。

この結果、売上高は、前連結会計年度に比べ、17.7%増の117億4百万円、営業利益は、前連結会計年度に比べ、52.6%増の109億3千7百万円となりました。

以上の結果、当社グループの連結売上高は、前連結会計年度に比べ、4.7%増の2,462億9千3百万円となり、国内売上高は4.4%増の1,380億6百万円、海外売上高は5.1%増の1,082億8千7百万円となりました。

利益面では、営業利益は、前連結会計年度に比べ、20.7%増の529億8千2百万円、経常利益は11.1%増の508億7千4百万円となり、ともに過去最高益となりました。また、当連結会計年度は将来に向けた構造改革も同時

に推し進め、当社グループの厚生年金基金の解散に伴う補填額149億４千９百万円、ビジョンケア、クリスタル両部門を中心とした事業改革に伴う退職加算金36億９千１百万円等を特別損失に計上したこともあり、当期純利益は、15.6%減の200億３千７百万円と減益になり、１株当たり当期純利益は、33円34銭減の171円10銭となりました。

(2) キャッシュ・フローの状況

当連結会計年度における営業活動によるキャッシュ・フローは、上記（1）に記載しました業績に基づいた税金等調整前当期純利益は287億４千２百万円（前連結会計年度比88億４千４百万円減）となり、減価償却費197億９千２百万円（前連結会計年度比１億５千６百万円増）、退職給付引当金の減少額73億１千７百万円（前連結会計年度比62億２千８百万円増）、法人税等の支払額115億８百万円（前連結会計年度比38億８千６百万円支出減）を主体に、383億９千万円（前連結会計年度比26億３千２百万円収入減）の純収入となりました。

当連結会計年度における投資活動によるキャッシュ・フローは、エレクトロオプティクス部門の次期製品対応投資を中心とした有形固定資産の取得による支出142億１千２百万円（前連結会計年度比47億８千８百万円支出減）を主体に、135億８千３百万円（前連結会計年度比60億７千万円支出減）の純支出となりました。

当連結会計年度における財務活動によるキャッシュ・フローは、借入金返済による支出16億９千８百万円（前連結会計年度比１億５千万円支出減）、自己株式の取得による支出70億３千６百万円（前連結会計年度比70億２千万円支出増）、配当金支出58億１千３百万円（前連結会計年度比５億９千９百万円支出減）などにより、145億４千７百万円（前連結会計年度比63億６千１百万円支出増）の純支出となりました。

以上の結果、現金及び現金同等物の残高は、前連結会計年度に比べ93億７千３百万円増加し、756億９千４百万円となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

事業の種類別セグメントの名称	生産高（百万円）	前年同期比（%）
エレクトロオプティクス	110,277	111.3
ホトニクス	5,328	74.9
ビジョンケア	93,047	122.2
ヘルスケア	4,401	113.9
クリスタル	2,964	39.1
合計	216,019	111.5

(注)　金額は、販売価格によっており、セグメント間の内部振替前の数値によっております。

(2) 受注実績

事業の種類別セグメントの名称	受注高（百万円）	前年同期比（%）	受注残高(百万円)	前年同期比（%）
エレクトロオプティクス	91,863	118.3	4,394	100.9
ホトニクス	5,510	78.1	156	16.7
ビジョンケア	20,090	99.5	43	165.6
合計	117,464	112.0	4,593	86.4

(3) 販売実績

事業の種類別セグメントの名称	販売高（百万円）	前年同期比（%）
エレクトロオプティクス	111,460	109.8
ホトニクス	5,485	76.6
ビジョンケア	94,388	101.3
ヘルスケア	26,716	115.6
クリスタル	6,719	76.5
サービス	1,522	99.2
合計	246,293	104.7

(注)　セグメント間の取引については、相殺消去しております。

3【対処すべき課題】

当社グループは、株主価値の最大化を目指し、グローバルな視点から最も競争力が発揮できるよう経営資源の最適な組み合わせを行い、蓄積された当社独自の技術の応用から世界に通用する技術を開発し、成長性のある新しい事業領域を創造してマーケットシェアの拡大に取り組んでまいります。

当社グループにおける課題は以下のとおりです。

(1) 経営資源の再分配

経営環境の変化に対し、柔軟に対応していくことは、企業の生命線を大きく左右する重要な問題と認識しております。

当社グループは、ヒト・モノ・カネを有効活用し収益を拡大するために、事業・市場を見極め、投資・撤退・買収・提携等の判断を適宜行い、他社には真似のできない優位性の高い製品の開発や大規模な販路の獲得により差別化を図っていく所存です。

(2) 新たな成長牽引役の創出

企業収益を向上させ、企業が成長していくためには、新規事業・新分野の創出、新製品の開発、成長力の高い市場での事業展開など、新しい成長牽引役を創り出す必要性があり、重要な課題と認識しております。

当社グループでは、蓄積された当社独自の技術力やノウハウを発展させ、将来を見据えた研究開発を継続し、競争優位性の高い製品の開発や、次代を担う新事業、新製品、新市場の創造に取り組んでまいります。

4【経営上の重要な契約等】

該当事項はありません。

5【研究開発活動】

当社グループにおける研究開発活動は、主として当社の二つの部門が担当しており、当連結会計年度における主たる事業の種類別セグメントの研究開発活動は次のとおりであります。

なお、当社グループの当連結会計年度における研究開発費の総額は、8,681百万円であります。

エレクトロオプティクス事業

(1) 研究開発の目的

新たな成長を担う新事業の開発のため、新製品・新技術の開発を進めております。

(2) 研究開発の主要課題

次世代半導体材料の単結晶炭化シリコン基板、高速半導体チップ用の高密度実装基板、光通信用の集積化モジュールの開発を主要課題として取り組んでおります。

(3) 研究開発の成果

単結晶炭化シリコン基板の事業化を加速するため、2002年5月にHOYAアドバンストセミコンダクタテクノロジーズ㈱を設立、6インチ基板の量産技術を計画通り確立しております。また、量産設備の増設と平行して、デバイス化に不可欠の各種エピタキシャル技術の開発を進めており、これにより炭化シリコンデバイスの実用化をさらに加速させる計画であります。

高密度実装基板は、樹脂基板では困難なGHz動作LSIの高密度実装を目的にするもので、30ミクロンスルーホールへのメタル充填やL/S=15ミクロンの微細加工技術に見通しがついたことから、ユーザーと共同での実用化開発を開始しました。

光通信市場はバブル崩壊後の調整から未だ抜け出せず、低迷が続いておりますが、長期的視点から各種モジュールの低コスト化技術、集積化技術を開発しております。低コスト化のキー技術となるパッシブアライメント可能な低損失モジュールの基本構造を開発できたことから、この技術を各種モジュールに展開しております。

(4) 研究開発体制

新規事業開発のための研究開発は事業開発部門において、有期の開発プロジェクトとして実行しております。プロジェクトは、通常の社内での開発に加え、スピンオフによるベンチャー化、他社との共同開発、社外ベンチャーへの投資、などを梃子にした外部技術資源の積極的な取り込みと、開発リスクの分散とを図っております。なお、プロジェクトの立ち上げは、日本、北米、欧州、アジアの世界4極の企画部門が連携して地域と技術領域を幅広くカバーしつつ、社内外の芽を発掘、育成する体制となっております。

なお研究開発費の金額は、5,857百万円です。

ビジョンケア事業

(1) 研究開発の目的

ビジョンケア部門では、世界中のお客様のVision Careの満足度を高めるため、次のような研究開発の目的を掲げております。

① 眼鏡レンズ用新素材の開発

② 眼鏡レンズ用表面処理技術の開発

③ 新しい設計思想に基づいたレンズの開発（累進レンズ・非球面レンズ）

④ 機能レンズの開発

(2) 研究の主要課題

眼鏡レンズに要求される機能として、より薄く、軽く、安全性に富み、光学的で高い性能を持つ素材開発、即ち新しいプラスチック材料の開発が主要課題であります。これに合わせて、素材の持つ性能をさらに高いレベルで眼鏡レンズの性能に結びつけられる表面処理技術の開発、更に機能的によりすぐれた新しいタイプのレンズ、特に累進レンズを設計開発する事はレンズ開発においても最も重要なテーマであります。

また、機能を訴求する眼鏡レンズとして、偏光や調光、UVカット機能等特殊フィルターの眼鏡レンズ

の開発も課題をしております。

(3) 研究開発の成果

従来の累進設計をさらに新化させた、まったく新しいタイプの累進レンズとして、屈折率1．7ＥＹＲＹ素材による両面非球面累進ＨＯＹＡＬＵＸ　ｉＤ1．7を商品化、発売を開始致しました。

さらに累進レンズについて、ＳｕｍｍｉｔＰｒｏのガラスレンズ素材への展開、ＳｕｍｍｉｔＣＤの1．5素材への展開など、それぞれ累進レンズのシリーズとして充実を図っております。

表面処理技術では、反射防止効果に加えて、耐擦傷性、撥水・撥油性、耐久性などの性能をさらに向上させた新規な膜設計による高機能反射防止コート・ＳＦＴコートの発売をＥＹＲＹ素材を基材として開始致しました。引き続き、ＳＦＴコートを他の素材にも展開していく予定であります。

(4) 研究開発の体制

顧客満足度を高め、高付加価値を目指す開発部門は日本を拠点とし、4極（日本、北米、欧州、アジア）の生産技術部門との連携をとり、競争力の源泉となる技術で世界展開を図っております。生産技術部門と開発部門とを統括する機能をより充実させるため、さらに関連部門を統合し、国内外の技術情報の共有化、統合化を進め、新たなレンズテクノロジーセンターとして、研究開発体制を充実させていきます。

なお、当部門の研究開発費の金額は、1,704百万円であります。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資額（有形固定資産のほか無形固定資産を含む。）は159億４千８百万円となり、所要資金はすべて自己資金にて賄っております。

なお、当連結会計年度における設備投資は、将来の市場を見据え、高い競争力を発揮することが出来るように事業構造改革投資および次世代製品開発のための投資に特化いたしました。

主要な事業の種類別セグメントの設備投資額は次のとおりであります。

(1) エレクトロオプティクス事業

次世代製品開発のための設備投資のほか、主としてブランクス、マスク製造設備の増設を行い、設備投資額は104億４千３百万円となりました。

(2) ビジョンケア事業

主として在外子会社での製造設備の増設を行い、設備投資額は39億３千４百万円となりました。

２【主要な設備の状況】

(1) 提出会社

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
			建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
本社（東京都新宿区）	全社	オフィスビル	705	14	405 (1)	78	1,203	47
長坂工場・八王子工場・熊本工場（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品の製造設備	3,971	8,742 〔72〕	1,623 (196) 〔2〕	1,593	15,931 〔72〕	665
昭島工場（東京都昭島市）	〃	エレクトロオプティクス製品の製造設備	1,543	1,141 〔7〕	101 (44)	4,563 〔28〕	7,350 〔35〕	201
長野工場（長野県下伊那郡高森町）	〃	〃	329	322	500 (24)	60 〔3〕	1,213 〔3〕	104
五日市工場（東京都あきる野市）	ビジョンケア	ビジョンケア製品の製造設備	1,024	836 〔0〕	399 (32) 〔10〕	160 〔11〕	2,421 〔11〕	234
羽村ラボ（東京都羽村市）	〃	〃	360	894	－ 〔12〕	70 〔7〕	1,325 〔7〕	166
水口ラボ（滋賀県甲賀郡水口町）	〃	〃	1,000	1,235	599 (28)	77 〔13〕	2,912 〔13〕	135
児玉工場（埼玉県児玉郡児玉町）	ヘルスケア	ヘルスケア製品の製造設備	347	－	667 (26)	－	1,014	－
武蔵工場（埼玉県入間市）	クリスタル	クリスタル製品の製造設備	1,057	1,002	360 (109)	451 〔315〕	2,872 〔315〕	85

(2) 国内子会社

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数（名）
				建物及び構築物	機械装置及び運搬具	土地（面積千㎡）	その他	合計	
ＨＯＹＡヘルスケア㈱	新宿店ほか（東京都新宿区ほか）	ヘルスケア	販売店舗	855	0	－	367 〔229〕	1,222 〔229〕	617

(3) 在外子会社

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
HOYA GLASS DISK (THAILAND) LTD.	タイ工場 (Lumphun, THAILAND)	エレクトロオプティクス	エレクトロニクス製品の製造設備	2,492	3,049	371 (99)	204	6,118	2,136
HOYA MAGNETICS SINGAPORE PTE. LTD.	シンガポール工場 (Tuas Link, SINGAPORE)	〃	〃	279	1,787	— [15]	0	2,068	263
HOYA LENS THAILAND LTD.	タイ工場 (Patumthani, THAILAND)	ビジョンケア	ビジョンケア製品の製造設備	1,773	1,823	427 (106)	617	4,641	1,541
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場 (Mullheim, GERMANY)	〃	〃	1,644	1,062 [80]	314 (90)	117 [21]	3,140 [102]	478

(注) 1. 帳簿価額の「その他」には、建設仮勘定の金額を含んでおりません。
2. 帳簿価額の「その他」には、無形固定資産の金額を含んでおります。
3. 当社が所有する上記(1)提出会社の児玉工場の製造設備は、連結子会社であるHOYAヘルスケア㈱に賃貸しております。
4. 上記中[外書]は、連結会社以外からの賃借設備(土地は面積)であり、その内容は下記のとおりであります。

(1) 提出会社

事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	台数(台)	リース期間(年)	年間リース料(百万円)	リース契約残高(百万円)
長坂工場・八王子工場・熊本工場 (山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町)	エレクトロオプティクス	エレクトロニクス製品の製造設備	7	3～6	136	72
昭島工場 (東京都昭島市)	〃	エレクトロオプティクス製品の製造設備	9	4～7	18	35
長野工場 (長野県下伊那郡高森町)	〃	〃	1	5	0	3
五日市工場 (東京都あきる野市)	ビジョンケア	ビジョンケア製品の製造設備	8	4～6	12	11
羽村ラボ (東京都羽村市)	〃	〃	6	2～6	10	7
水口ラボ (滋賀県甲賀郡水口町)	〃	〃	2	3～5	8	13
武蔵工場 (埼玉県入間市)	クリスタル	クリスタル製品の製造設備	14	4～6	10	315

(2) 国内子会社

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	台数(台)	リース期間(年)	年間リース料(百万円)	リース契約残高(百万円)
ＨＯＹＡヘルスケア㈱	新宿店ほか(東京都新宿区ほか)	ヘルスケア	コンピュータほか	46	4～5	185	229

(3) 在外子会社

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	台数(台)	リース期間(年)	年間リース料(百万円)	リース契約残高(百万円)
HOYA LENS DEUTSCHLAND GMBH.	ドイツ工場(Mullheim, GERMANY)	ビジョンケア	ビジョンケア製品の製造設備	12	2～8	65	102

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月
				総額(百万円)	既支払額(百万円)			
提出会社	長坂工場・八王子工場・熊本工場(山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町)	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	3,465	－	自己資金	平成15年4月	平成15年6月
HOYA LENS IBERIA S.A.	スペイン工場(Madrid, SPAIN)	ビジョンケア	メガネレンズ製品製造設備の合理化及び増設	567	－	〃	〃	〃

(注) 1. 完成後における生産能力の大きな増加はありません。
2. 投資予定額には、有形固定資産のほか無形固定資産への投資予定額を含めております。

(2) 重要な設備の除却等

該当事項はありません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	320,000,000
計	320,000,000

（注）　「株式の消却が行われた場合は、これに相当する額を減ずる。」旨を定款に定めております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成15年３月31日）	提出日現在発行数（株）（平成15年６月24日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	116,124,405	同左	東京証券取引所 市場第一部	―
計	116,124,405	同左	―	―

(2)【新株予約権等の状況】

商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

①　平成14年６月21日定時株主総会決議

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
新株予約権の数（個）	9,369	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	936,900	同左
新株予約権の払込金額（円）	7,186,023,000	同左
新株予約権の行使期間	平成15年10月１日 ～平成19年９月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：7,670 資本組入額：3,835	同左

	事業年度末現在 (平成15年3月31日)	提出日の前月末現在 (平成15年5月31日)
新株予約権の行使の条件	1．1個の本新株予約権の一部の行使は認めない。 2．本新株予約権者の相続人による本新株予約権の行使は認めない。 3．新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。 (1) 本新株予約権者が、当社または当社の関係会社(「財務諸表等の用語、様式及び作成方法に関する規則」第8条第8項において定義される「関係会社」をいい、以下「当社関係会社」という。)の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。 (2) 本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任し、もしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。 (i)当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者 (ii)当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者 (3) 本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。 (4) 本新株予約権者が、当社もしくは当社関係会社の社内規程(就業規則を含む、以下「社内規程等」という。)に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。	同左
新株予約権の譲渡に関する事項	本新株予約権者は本新株予約権を譲渡する場合、当社取締役会の承認を要する。	同左

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成３年５月20日（注）１	10,556	116,124	527,838	6,264,201	△527,838	15,668,393
平成11年７月１日（注）２	－	116,124	－	6,264,201	230,250	15,898,643

（注）１．無償株主割当（１：0.1）による増加

２．ＨＯＹＡレンズ株式会社（100％子会社）を合併比率１：１で吸収合併

(4) 【所有者別状況】

平成15年３月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	（外国法人等のうち個人）	個人その他	計	
株主数（人）	－	157	33	157	510	(4)	6,023	6,880	－
所有株式数（単元）	－	499,927	2,892	60,953	442,848	(22)	153,882	1,160,502	74,205
所有株式数の割合（％）	－	43.08	0.25	5.25	38.16	(0.00)	13.26	100	－

（注）１．自己株式951,050株は、「個人その他」に9,510単元及び「単元未満株式の状況」に50株含まれております。

２．「その他の法人」には、証券保管振替機構名義の株式が10単元含まれております。

(5) 【大株主の状況】

平成15年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティー・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８番11号	9,316	8.02
第一生命保険相互会社（常任代理人資産管理サービス信託銀行株式会社）	（東京都中央区晴海一丁目８番12号晴海アイランドトリトンスクエアオフィスタワーＺ棟）	7,715	6.64
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11番３号	6,893	5.93
ステートストリートバンクアンドトラストカンパニー（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	6,874	5.91
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	5,548	4.77
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号日本生命証券管理部内	5,441	4.68
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント（常任代理人株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	4,102	3.53
有限会社スズキインターナショナル	東京都練馬区石神井町六丁目21番19号	3,850	3.31
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内一丁目４番３号	2,709	2.33
山中　康平	東京都練馬区石神井町三丁目15番13号	2,636	2.26
計	－	55,086	47.44

（注）　所有株式数は、千株未満を切り捨てて表示しております。

(6) 【議決権の状況】

① 【発行済株式】

平成15年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　951,000	－	－
完全議決権株式（その他）	普通株式115,099,200	1,150,982	－
単元未満株式	普通株式　74,205	－	１単元（100株）未満の株式
発行済株式総数	116,124,405	－	－
総株主の議決権	－	1,150,982	－

（注）　「完全議決権株式（その他）」欄の普通株式には、証券保管振替機構名義の株式が1,000株含まれております。また、「議決権の数」欄には、同機構名義の完全議決権株式に係る議決権の数10個が含まれておりません。

② 【自己株式等】

平成15年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式） ＨＯＹＡ株式会社	東京都新宿区中落合二丁目７番５号	951,000	－	951,000	0.82
計	－	951,000	－	951,000	0.82

(7) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は商法第280条ノ20及び第280条ノ21の規定に基づき、新株予約権を発行する方法によるものであります。

当該制度の内容は以下の通りであります。

（平成14年６月21日定時株主総会決議）

商法第280条ノ20及び第280条ノ21の規定に基づき、平成14年６月21日第64期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成14年６月21日の定時株主総会において特別決議されたものであります。

決議年月日	平成14年６月21日
付与対象者の区分及び人数（人）	当社取締役　6 当社子会社取締役　43 当社従業員　121 当社子会社従業員　58
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	同上（注）
新株予約権の行使時の払込金額（円）	同上（注）
新株予約権の行使期間	同上
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）　新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されます。

①　株式数の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整します。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる１株未満の端数を切り捨てます。

調整後目的株式数＝調整前目的株式数×分割または併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができます。この場合、上記（ア）但書を準用します。

②　払込価額の調整

（ア）当社が株式分割又は株式併合を行う場合は、当社は次の算式により１株あたり払込金額を調整し、調整の結果生ずる１円未満の端数を切り上げます。

調整後１株あたり払込金額＝調整前１株あたり払込金額×１／分割又は併合の比率

（イ）当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は１株あたり払込金額を調整することができ、調整の結果生じる１円未満の端数を切り上げます。

（平成15年５月23日取締役会決議）

商法第280条ノ20及び第280条ノ21の規定に基づき、平成14年６月21日第64期定時株主総会終結の時に在任する当社及び当社子会社の取締役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成15年５月23日の取締役会において決議されたものであります。

決議年月日	平成15年５月23日
付与対象者の区分及び人数（人）	当社従業員　1 当社子会社従業員　1
新株予約権の目的となる株式の種類	「(2) 新株予約権等の状況」に記載しております。
株式の数（株）	8,000
新株予約権の行使時の払込金額（円）	53,520,000
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（平成15年６月20日定時株主総会決議）

商法第280条ノ20及び第280条ノ21の規定に基づき、平成15年６月20日第65期定時株主総会終結の時に在任する当社及び当社子会社の取締役、執行役及び従業員に対して特に有利な条件をもって新株予約権を発行することを、平成15年６月20日の定時株主総会において特別決議されたものであります。

決議年月日	平成15年６月20日
付与対象者の区分	当社及び当社子会社の取締役、執行役及び従業員
新株予約権の目的となる株式の種類	普通株式
株式の数（株）	1,200,000株を上限とする
新株予約権の行使時の払込金額（円）	東京証券取引所における当社株式普通取引の新株予約権発行決議日前日の終値（取引が成立しない場合はそれに先立つ直近日の終値）とする。（注）
新株予約権の行使期間	平成16年10月１日から平成20年９月30日まで
新株予約権の行使の条件	・新株予約権の割当てを受けた者は、権利行使時においても、当社または当社子会社の取締役もしくは従業員の地位にあることを要する。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りではない。 ・新株予約権の相続は認めない。 ・新株予約権の譲渡、質入その他の処分は認めない。 ・新株予約権割当契約で、権利行使期間中の各年（１月１日から12月31日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができる。 ・その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。
新株予約権の譲渡に関する事項	新株予約権を譲渡するには取締役会の承認を要するものとする。

（注）　新株予約権発行後、当社が株式の分割または株式併合を行う場合は、それぞれの効力発生の時をもって次の算式により払込金額を調整し、調整による１円未満の端数は切り上げます。

調整後払込金額＝調整前払込金額×（１÷（分割・併合の比率））

また、その他当社が取締役会決議により定める一定の場合にも適宜調整されます。

2【自己株式の取得等の状況】

(1)【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

①【前決議期間における自己株式の取得等の状況】

イ【株式の種類】普通株式

(イ)【定時総会決議による買受けの状況】

平成15年6月20日現在

区分	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (平成14年6月21日決議)	11,600,000	105,000,000,000
前決議期間における取得自己株式	937,000	6,937,465,000
残存授権株式の総数及び価額の総額	10,663,000	98,062,535,000
未行使割合(%)	91.92	93.39

(注) 1. 前定時株主総会決議により決議された株式の総数を前定時株主総会の終結した日現在の発行済株式の総数で除して計算した割合は10.0%であります。

2. 経営環境の変化に対応した機動的な経営を行うため、前定時株主総会において自己株式の取得枠を設定いたしましたが、その後の経済情勢や市場動向等の経営環境を総合的に勘案した結果、未行使割合が高くなっております。

(ロ)【子会社からの買受けの状況】

該当事項はありません。

(ハ)【再評価差額金による消却のための買受けの状況】

該当事項はありません。

(ニ)【取得自己株式の処理状況】

平成15年6月20日現在

区分	処分、消却又は移転株式数(株)	処分価額の総額(円)
新株発行に関する手続きを準用する処分を行った取得自己株式	—	—
消却の処分を行った取得自己株式	—	—
合併、株式交換、会社分割に係る取得自己株式の移転	—	—
再評価差額金による消却を行った取得自己株式	—	—

(ホ) 【自己株式の保有状況】

平成15年６月20日現在

区分	株式数（株）
保有自己株式数	937,000
再評価差額金による消却のための所有自己株式数	－

②【当定時株主総会における自己株式取得に係る決議状況】

平成15年６月20日現在

区分	株式の種類	株式数（株）	価額の総額（円）
自己株式取得に係る決議	普通株式	11,500,000	85,000,000,000
再評価差額金による消却のための買受けに係る決議	－	－	－
計	－	11,500,000	85,000,000,000

(注) 上記授権株式数を当定時株主総会の終結した日現在の発行済株式の総数で除して計算した割合は9.9％であります。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

①【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

②【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

３【配当政策】

当社は、株主のみなさまのご期待に沿えるよう企業価値の向上、株主価値の増大に努めております。

当期の利益配当金につきましては、期末配当金は１株当たり25円とさせていただきたく存じます。既に実施済の中間配当金25円と合わせて、年間配当金は１株当たり50円となります。当期の配当性向は66.4％、株主資本配当率は3.5％となります。

なお、内部留保資金につきましては、成長性の向上、製品競争力の強化および次世代製品の開発に向けた投資に充当していく計画であります。

(注) 当期の中間配当に関する取締役会決議日　平成14年10月21日

４【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成11年３月	平成12年３月	平成13年３月	平成14年３月	平成15年３月
最高（円）	7,180	10,890	11,900	9,370	9,970
最低（円）	3,640	5,520	6,560	5,740	6,720

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

(2) 【最近６月間の月別最高・最低株価】

月別	平成14年10月	11月	12月	平成15年１月	２月	３月
最高（円）	8,460	9,100	8,590	8,620	7,970	7,830
最低（円）	6,790	7,990	7,780	7,500	7,270	6,860

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役		椎名　武雄	昭和４年５月11日生	昭和28年６月　日本アイ・ビー・エム株式会社入社 〃 37年５月　同社取締役生産部門担当 〃 50年２月　同社代表取締役社長 平成５年１月　同社会長 〃 ７年６月　当社取締役（現） 〃 11年12月　日本アイ・ビー・エム株式会社最高顧問（現）	－
取締役		佐伯　尚孝	昭和９年８月18日生	昭和34年４月　株式会社三和銀行（現　株式会社ＵＦＪ銀行）入行 〃 61年６月　同行取締役 平成６年６月　同行頭取 〃 11年６月　同行相談役 〃 12年６月　当社取締役（現） 〃 14年１月　株式会社UFJ銀行特別顧問（現）	10
取締役		茂木　友三郎	昭和10年２月13日生	昭和33年４月　野田醤油株式会社（現　キッコーマン株式会社）入社 〃 54年３月　同社取締役 〃 57年３月　同社常務取締役 〃 60年10月　同社代表取締役常務取締役 平成元年３月　同社代表取締役専務取締役 〃 ６年３月　同社代表取締役副社長 〃 ７年２月　同社代表取締役社長（現） 〃 13年６月　当社取締役（現）	－
取締役		塙　義一	昭和９年３月16日生	昭和32年４月　日産自動車株式会社入社 〃 60年６月　同社取締役 〃 63年１月　同社常務取締役 平成２年６月　同社専務取締役 〃 ３年６月　同社代表取締役副社長 〃 ８年６月　同社代表取締役社長 〃 11年６月　同社代表取締役会長兼社長、最高経営責任者 〃 12年６月　同社代表取締役会長、最高経営責任者 〃 13年６月　同社代表取締役会長 〃 15年６月　同社相談役名誉会長（現）当社取締役（現）	－
取締役		河野　栄子	昭和21年１月１日生	昭和44年12月　株式会社リクルート入社 〃 59年４月　同社取締役 〃 60年８月　同社常務取締役 〃 61年11月　同社専務取締役 平成６年７月　同社取締役副社長 〃 ９年６月　同社代表取締役社長 〃 15年６月　当社取締役（現） 株式会社リクルート代表取締役会長（現）	－

役名	職名	氏名	生年月日	略歴	所有株式数（百株）
取締役 代表執行役	最高経営責任者	鈴木　洋	昭和33年８月31日生	昭和60年４月　当社入社 平成５年６月　当社取締役 〃　９年６月　当社常務取締役 〃　11年４月　当社常務取締役エレクトロオプティクスカンパニープレジデント 〃　11年６月　当社専務取締役エレクトロオプティクスカンパニープレジデント 〃　12年６月　当社代表取締役社長兼エレクトロオプティクスカンパニープレジデント 〃　13年６月　当社代表取締役社長 〃　15年６月　当社取締役兼代表執行役、最高経営責任者（現）	1,804
取締役 執行役	最高財務責任者	江間　賢二	昭和22年11月８日生	昭和45年３月　当社入社 平成５年６月　当社取締役企画管理・経理・購買担当 〃　９年６月　当社常務取締役戦略企画・財務担当 〃　12年６月　当社専務取締役コーポレート・ファイナンス担当 〃　13年６月　当社専務取締役CFO 〃　15年６月　当社取締役兼執行役、最高財務責任者（現）	111
取締役 執行役	事業開発部門長	丹治　宏彰	昭和27年７月31日生	平成４年４月　当社入社 〃　９年４月　当社Ｒ＆Ｄセンター先端技術研究所ゼネラル・マネジャー 〃　11年７月　HOYA HOLDINGS, INC. 上級副社長 〃　12年６月　当社取締役 〃　13年11月　当社取締役事業開発部門長 〃　15年６月　当社取締役兼執行役、事業開発部門長（現）	12
				計	1,937

（注）１．所有株式数は、百株未満を切り捨てて表示しております。
　　　２．取締役の椎名武雄、佐伯尚孝、茂木友三郎、塙義一及び河野栄子の各氏は商法第188条第２項第７号ノ２に定める社外取締役であります。
　　　３．当社は、委員会等設置会社であり、監査委員会、指名委員会及び報酬委員会を置いております。
　　　　なお、各委員会は、次の取締役により組織されております。

委員会名	取締役名
監査委員会	椎名武雄、佐伯尚孝、茂木友三郎、塙義一、河野栄子
指名委員会	椎名武雄、佐伯尚孝、茂木友三郎、塙義一、河野栄子
報酬委員会	椎名武雄、佐伯尚孝、茂木友三郎、塙義一、河野栄子

第５【経理の状況】

１．連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成13年４月１日から平成14年３月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成14年４月１日から平成15年３月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、第64期事業年度（平成13年４月１日から平成14年３月31日まで）は、改正前の財務諸表等規則に基づき、第65期事業年度（平成14年４月１日から平成15年３月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

また、当社との合併により消滅したＨＯＹＡクリスタル株式会社の最終事業年度（第45期事業年度：平成13年４月１日から平成14年３月31日まで）に係る財務諸表は、改正前の財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度及び第64期事業年度並びに当連結会計年度及び第65期事業年度の連結財務諸表及び財務諸表並びにＨＯＹＡクリスタル株式会社の最終事業年度の財務諸表について、監査法人トーマツの監査を受けております。

監査報告書

平成１４年６月２１日

ホーヤ株式会社
（商号　HOYA株式会社）

取締役社長　　鈴木　洋　殿

監査法人トーマツ

代表社員
関与社員　公認会計士　原　邦明　印

関与社員　公認会計士　松本　仁　印

関与社員　公認会計士　羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているホーヤ株式会社（商号　HOYA株式会社）の平成13年４月１日から平成14年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の連結財務諸表がホーヤ株式会社（商号　HOYA株式会社）及び連結子会社の平成14年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１５年６月２０日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治　印
関与社員	公認会計士	松本　仁　　印
関与社員	公認会計士	羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社及び連結子会社の平成15年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が連結財務諸表に添付する形で別途保管しております。

1【連結財務諸表等】
(1)【連結財務諸表】
①【連結貸借対照表】

区分	注記番号	前連結会計年度（平成14年3月31日）金額（百万円）		構成比（%）	当連結会計年度（平成15年3月31日）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金			66,321			75,694	
2．受取手形及び売掛金	※3		59,095			58,945	
3．たな卸資産			35,595			32,360	
4．未収還付法人税等			—			3,899	
5．繰延税金資産			3,615			3,969	
6．その他			6,352			4,583	
7．貸倒引当金			△1,392			△1,299	
流動資産合計			169,587	61.0		178,153	65.0
Ⅱ　固定資産							
(1) 有形固定資産							
1．建物及び構築物		54,134			52,520		
減価償却累計額		27,862	26,272		28,980	23,539	
2．機械装置及び運搬具		138,251			140,620		
減価償却累計額		100,804	37,447		107,417	33,203	
3．工具器具備品		20,542			20,781		
減価償却累計額		12,565	7,977		12,249	8,532	
4．土地			9,445			9,326	
5．建設仮勘定			4,129			2,635	
有形固定資産合計			85,272	30.7		77,237	28.1
(2) 無形固定資産							
1．ソフトウェアほか			4,754			5,106	
無形固定資産合計			4,754	1.7		5,106	1.9

区分	注記番号	前連結会計年度（平成14年３月31日）金額（百万円）		構成比（%）	当連結会計年度（平成15年３月31日）金額（百万円）		構成比（%）
(3) 投資その他の資産							
1．投資有価証券	※1		5,816			5,739	
2．長期貸付金			383			298	
3．繰延税金資産			7,411			3,210	
4．その他			5,994			5,841	
5．貸倒引当金			△1,580			△1,711	
投資その他の資産合計			18,025	6.5		13,379	4.9
固定資産合計			108,051	38.9		95,723	34.9
Ⅲ 繰延資産							
1．開業費ほか			429			411	
繰延資産合計			429	0.1		411	0.1
資産合計			278,067	100.0		274,288	100.0
（負債の部）							
Ⅰ 流動負債							
1．支払手形及び買掛金			19,918			20,405	
2．短期借入金			3,378			2,284	
3．未払法人税等			4,867			2,609	
4．賞与引当金			3,881			3,512	
5．その他			17,067			19,077	
流動負債合計			49,113	17.7		47,889	17.5
Ⅱ 固定負債							
1．長期借入金			569			7	
2．退職給付引当金			7,311			—	
3．役員退職慰労金引当金			254			316	
4．特別修繕引当金			630			264	
5．その他			851			1,409	
固定負債合計			9,617	3.4		1,996	0.7
負債合計			58,731	21.1		49,886	18.2
（少数株主持分）							
少数株主持分			155	0.1		183	0.1

		前連結会計年度 (平成14年３月31日)			当連結会計年度 (平成15年３月31日)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
（資本の部）							
Ⅰ 資本金			6,264	2.3		―	―
Ⅱ 資本準備金			15,898	5.7		―	―
Ⅲ 連結剰余金			202,255	72.7		―	―
Ⅳ その他有価証券評価差額金			110	0.0		―	―
Ⅴ 為替換算調整勘定			△5,331	△1.9		―	―
Ⅵ 自己株式			△16	△0.0		―	―
資本合計			219,180	78.8		―	―
Ⅰ 資本金	※４		―	―		6,264	2.3
Ⅱ 資本剰余金			―	―		15,898	5.8
Ⅲ 利益剰余金			―	―		216,271	78.8
Ⅳ その他有価証券評価差額金			―	―		15	0.0
Ⅴ 為替換算調整勘定			―	―		△7,178	△2.6
Ⅵ 自己株式	※５		―	―		△7,052	△2.6
資本合計			―	―		224,218	81.7
負債、少数株主持分及び資本合計			278,067	100.0		274,288	100.0

② 【連結損益計算書】

		前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)			当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			235,265	100.0		246,293	100.0
Ⅱ 売上原価	※2		134,258	57.1		133,274	54.1
売上総利益			101,006	42.9		113,018	45.9
Ⅲ 販売費及び一般管理費	※1 ※2		57,108	24.2		60,035	24.4
営業利益			43,897	18.7		52,982	21.5
Ⅳ 営業外収益							
1. 受取利息		476			580		
2. 受取配当金		13			43		
3. 連結調整勘定償却額		171			—		
4. 持分法による投資利益		533			417		
5. 為替差益		1,033			—		
6. その他		2,738	4,966	2.1	1,996	3,038	1.3
Ⅴ 営業外費用							
1. 支払利息		616			374		
2. 売上割引		550			588		
3. 為替差損		—			1,251		
4. その他		1,922	3,090	1.3	2,932	5,146	2.1
経常利益			45,774	19.5		50,874	20.7
Ⅵ 特別利益							
1. 固定資産売却益	※3	335			725		
2. 営業譲渡益		—			488		
3. 特別修繕引当金戻入益		41			146		
4. 投資有価証券売却益		136	513	0.2	109	1,469	0.6
Ⅶ 特別損失							
1. 厚生年金基金補填額		—			14,949		
2. 退職一時金		—			351		
3. 退職加算金		1,995			3,691		
4. 固定資産処分損	※4	1,528			1,946		
5. 操業休止関連費用		777			462		
6. 投資有価証券評価損		479			110		

		前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）			当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）		
区分	注記番号	金額（百万円）		百分比 （%）	金額（百万円）		百分比 （%）
７．投資有価証券売却損		3,118			6		
８．営業権償却		469			—		
９．その他		331	8,700	3.7	2,081	23,600	9.6
税金等調整前当期純利益			37,587	16.0		28,742	11.7
法人税、住民税及び事業税		12,001			5,648		
法人税等調整額		1,745	13,747	5.8	3,028	8,676	3.6
少数株主利益			99	0.1		28	0.0
当期純利益			23,740	10.1		20,037	8.1

③【連結剰余金計算書】

		前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）		当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	
区分	注記番号	金額（百万円）		金額（百万円）	
Ⅰ　連結剰余金期首残高			184,361		－
Ⅱ　連結剰余金増加高					
1．非連結子会社合併に伴う剰余金増加高		667		－	
2．海外連結子会社遡及法適用に伴う剰余金増加高		65	732	－	－
Ⅲ　連結剰余金減少高					
1．配当金		6,386		－	
2．取締役賞与		192	6,579	－	－
Ⅳ　当期純利益			23,740		－
Ⅴ　連結剰余金期末残高			202,255		－
（資本剰余金の部）					
Ⅰ　資本剰余金期首残高					
1．資本準備金期首残高		－	－	15,898	15,898
Ⅱ　資本剰余金期末残高			－		15,898
（利益剰余金の部）					
Ⅰ　利益剰余金期首残高					
1．連結剰余金期首残高		－	－	202,255	202,255
Ⅱ　利益剰余金増加高					
1．当期純利益		－	－	20,037	20,037
Ⅲ　利益剰余金減少高					
1．配当金		－		5,806	
2．取締役賞与		－		149	
3．非連結子会社合併に伴う剰余金減少高		－	－	65	6,021
Ⅳ　利益剰余金期末残高			－		216,271

④【連結キャッシュ・フロー計算書】

		前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
1．税金等調整前当期純利益		37,587	28,742
2．減価償却費		19,635	19,792
3．営業権償却		469	—
4．連結調整勘定償却額		△171	—
5．貸倒引当金の減少額		△1,530	△6
6．賞与引当金の減少額		△190	△359
7．退職給付引当金の減少額		△1,089	△7,317
8．役員退職慰労金引当金の増加額又は減少額（△）		△102	62
9．特別修繕引当金の増加額又は減少額（△）		243	△366
10．受取利息及び受取配当金		△489	△624
11．支払利息		616	374
12．為替差損又は為替差益（△）		△305	705
13．持分法による投資利益		△533	△417
14．固定資産売却益		△335	△725
15．固定資産処分損		1,528	1,946
16．投資有価証券売却益		△136	△109
17．投資有価証券評価損		479	110
18．投資有価証券売却損		3,118	6
19．取締役賞与の支払額		△194	△149
20．営業譲渡益		—	△488
21．その他		803	841
22．売上債権の減少額又は増加額（△）		△915	628
23．たな卸資産の減少額		2,860	3,207
24．その他流動資産の減少額		271	2,059

区分	注記番号	前連結会計年度 (自 平成13年４月１日 至 平成14年３月31日) 金額（百万円）	当連結会計年度 (自 平成14年４月１日 至 平成15年３月31日) 金額（百万円）
25. 仕入債務の増加額又は減少額（△）		△4,180	554
26. 未払消費税等の増加額又は減少額（△）		△4	258
27. その他流動負債の増加額又は減少額（△）		△1,084	987
小計		56,350	49,717
28. 利息及び配当金の受取額		683	543
29. 利息の支払額		△615	△361
30. 法人税等の支払額		△15,394	△11,508
営業活動によるキャッシュ・フロー		41,023	38,390
Ⅱ 投資活動によるキャッシュ・フロー			
1．有形固定資産の取得による支出		△19,000	△14,212
2．有形固定資産の売却による収入		479	2,254
3．投資有価証券の取得による支出		△118	△345
4．投資有価証券の売却による収入		1,631	321
5．買収に伴う子会社株式の取得による支出		△785	△1,301
6．その他投資に関する支出		△2,416	△1,755
7．その他投資に関する収入		557	562
8．営業譲渡による収入		－	893
投資活動によるキャッシュ・フロー		△19,653	△13,583

		前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
１．短期借入金の借入及び返済による収入及び支出（△）（純額）		△1,722	△1,264
２．長期借入れによる収入		90	―
３．長期借入金の返済による支出		△126	△434
４．自己株式の取得による支出		―	△7,036
５．自己株式の取得及び売却による支出（△）及び収入（純額）		△16	―
６．親会社による配当金の支払額		△6,376	△5,813
７．少数株主への配当金の支払額		△35	―
財務活動によるキャッシュ・フロー		△8,186	△14,547
Ⅳ　現金及び現金同等物に係る換算差額		1,149	△927
Ⅴ　現金及び現金同等物の増加額		14,333	9,331
Ⅵ　現金及び現金同等物の期首残高		51,697	66,321
非連結子会社合併に伴う現金及び現金同等物の増加額		290	41
Ⅶ　現金及び現金同等物の期末残高		66,321	75,694

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1．連結の範囲に関する事項	連結子会社の数は、51社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAクリスタル㈱ HOYAサービス㈱ なお、当連結会計年度から国内子会社の会社分割により1社、新規設立の在外子会社3社及び買収により在外子会社1社並びに関連会社の持分増加により2社を連結の範囲に含めております。また、連結の範囲内で、在外子会社2社が、合併により減少しております。	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により国内子会社1社及び在外子会社1社、並びに買収により在外子会社1社を連結の範囲に含めております。また、連結の範囲内で、国内子会社2社が、当社への吸収合併により減少しております。
2．持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社2社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱ (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び剰余金はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	(1)　同左 (2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。

項目	前連結会計年度 （自　平成13年4月1日 至　平成14年3月31日）	当連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
3．連結子会社の事業年度等に関する事項	連結子会社51社の決算日は、すべて連結決算日と一致しております。	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRONICS QINGDAO LTD.の決算日は12月31日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の2社については、連結財務諸表の作成に当たって、第4四半期連結決算日（3月31日）現在で実施した決算に基づく財務諸表を使用しております。
4．会計処理基準に関する事項 (1)重要な資産の評価基準及び評価方法 （イ）有価証券	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法	その他有価証券 時価のあるもの 同左 時価のないもの 同左
（ロ）たな卸資産	主として総平均法による原価法であります。	同左
(2)重要な減価償却資産の減価償却の方法 （イ）有形固定資産	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約42.8%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約44.6%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。
（ロ）無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。	同左

項目	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
(3)重要な引当金の計上基準		
(イ) 貸倒引当金	債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	同左
(ロ) 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左
(ハ) 退職給付引当金	従業員の退職給付にそなえるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。	――――――

項目	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	──────	（追加情報） 当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
(ニ) 役員退職慰労金引当金	役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。	同左
(ホ) 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左

項目	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。	同左
(5) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
(6) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当て処理の要件を充たしている場合には振当て処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引 ハ　有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	イ　ヘッジ会計の方法…同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…同左 ハ　有効性評価の方法…同左

項目	前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(7) その他連結財務諸表作成のための重要な事項	イ　消費税及び地方消費税の会計処理 税抜方式を採用しております。 ―――――― ――――――	イ　消費税及び地方消費税の会計処理 同左 ロ　自己株式及び法定準備金の取崩等に関する会計基準 (会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)が平成14年４月１日以後に適用されることになったことに伴い、当連結会計年度から同会計基準によっております。これによる当連結会計年度の損益に与える影響は軽微であります。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。 ハ　１株当たり情報 (会計方針の変更) 「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)が平成14年４月１日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。
5．連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価方法は、全面時価評価法によっております。	同左
6．連結調整勘定の償却に関する事項	連結調整勘定は、株式の取得時に一括償却しております。	該当事項はありません。
7．利益処分項目等の取扱いに関する事項	連結剰余金計算書における利益処分については、連結会計年度中において確定した利益処分に基づいて処理しております。	同左

項目	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
８．連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左

表示方法の変更

前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
（連結キャッシュ・フロー計算書） 営業活動によるキャッシュ・フローの「賞与引当金の減少額」は、前連結会計年度まで「その他流動負債の増加額」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「賞与引当金の増加額」86百万円は、「その他流動負債の増加額」に含めて表示しております。 財務活動によるキャッシュ・フローの「自己株式の取得による支出」△27百万円及び「自己株式の売却による収入」11百万円は、前連結会計年度まで総額で表示しておりましたが、平成12年９月１日付をもって１単位の株式数を1,000株から100株に変更したことにより、金額的重要性が乏しくなったため、当連結会計年度から、「自己株式の取得及び売却による支出（△）及び収入（純額）」として表示しております。	（連結貸借対照表） 「未収還付法人税等」は、前連結会計年度まで、流動資産の「その他」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度末の「未収還付法人税等」は127百万円であります。 （連結キャッシュ・フロー計算書） 財務活動によるキャッシュ・フローの「自己株式の取得による支出」は、前連結会計年度においては純額表示し「自己株式の取得及び売却による支出（△）及び収入（純額）」に含めて表示しておりましたが、金額的重要性が増したため、当連結会計年度から区分掲記しております。 なお、前連結会計年度の「自己株式の取得による支出」は27百万円であります。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成14年3月31日)	当連結会計年度 (平成15年3月31日)
※1. 非連結関連会社に係る注記 投資有価証券(株式) 4,760百万円	※1. 非連結関連会社に係る注記 投資有価証券(株式) 4,953百万円
2. 債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先20件 447百万円 当社グループの従業員128名 123 計 570	2. 債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 営業上の取引先18件 456百万円 当社グループの従業員34名 30 計 486
※3. 当連結会計年度末日満期手形は、手形交換日をもって決済処理しております。従って、当連結会計年度末日は金融機関の休日であったため、当連結会計年度末日満期手形が「受取手形」に1,512百万円含まれております。	※3. ――――――
※4. ――――――	※4. 発行済株式の種類及び総数 普通株式 116,124,405株
※5. ――――――	※5. 自己株式の種類及び数 普通株式 951,050株

(連結損益計算書関係)

前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)	当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
※1. 販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費 6,698百万円 支払手数料 6,048 貸倒引当金繰入額 309 給料手当及び賞与 15,790 賞与引当金繰入額 2,640 退職給付費用 1,142 研究開発費 5,511	※1. 販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 広告宣伝費 6,571百万円 支払手数料 5,526 貸倒引当金繰入額 181 給料手当及び賞与 14,627 賞与引当金繰入額 1,986 退職給付費用 1,133 研究開発費 6,842
※2. 一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費 5,511百万円 当期製造費用 1,778 計 7,289	※2. 一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費 6,842百万円 当期製造費用 1,838 計 8,681
※3. 固定資産売却益 土地205百万円、機械装置112百万円及びその他有形固定資産18百万円の売却益であります。	※3. 固定資産売却益 機械装置575百万円及びその他有形固定資産149百万円の売却益であります。
※4. 固定資産処分損 機械装置1,116百万円、賃貸資産146百万円及びその他有形固定資産265百万円の処分損であります。	※4. 固定資産処分損 機械装置1,146百万円、建物453百万円及びその他有形固定資産346百万円の処分損であります。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係	１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

前連結会計年度

現金及び預金勘定	66,321百万円
有価証券勘定	－
計	66,321
預入期間が３ヶ月を超える定期預金	－
価値の変動についてリスクを負う有価証券	－
現金及び現金同等物	66,321

当連結会計年度

現金及び預金勘定	75,694百万円
有価証券勘定	－
計	75,694
預入期間が３ヶ月を超える定期預金	－
価値の変動についてリスクを負う有価証券	－
現金及び現金同等物	75,694

前連結会計年度

２．株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得のための支出（純額）との関係は次のとおりであります。なお、持分法適用会社であったHOYA-OPTIKSLIP AB社の株式を当第２四半期末に段階取得し、当第３四半期より連結しております。また、THAI HOYA LENS LTD.の株式を当第４四半期末に段階取得し、連結しております。

HOYA-OPTIKSLIP AB（平成13年10月１日現在）

流動資産	561百万円
固定資産	190
流動負債	△456
固定負債	△164
連結調整勘定	335
関連会社株式（持分法評価額）	△65
HOYA-OPTIKSLIP AB社株式の段階取得価額	400
HOYA-OPTIKSLIP AB社の所有する現金及び現金同等物	△15
差引：HOYA-OPTIKSLIP AB社株式段階取得のための支出	384

当連結会計年度

２．株式の取得により新たに連結子会社となった会社の資産及び負債の主な内訳

株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得のための支出（純額）との関係は次のとおりであります。

HOYA LENS OF CHICAGO, INC.（平成15年３月１日現在）

流動資産	226百万円
営業権	1,132
固定資産	82
流動負債	△93
固定負債	-
HOYA LENS OF CHICAGO, INC.社の取得価額	1,348
HOYA LENS OF CHICAGO, INC.社の所有する現金及び現金同等物	47
差引：HOYA LENS OF CHICAGO, INC.社取得のための支出	1,301

前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)	当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
THAI HOYA LENS LTD.（平成14年3月31日現在） 流動資産 411百万円 固定資産 64 流動負債 △54 固定負債 △4 少数株主持分 △147 関連会社株式（持分法評価額） △212 THAI HOYA LENS LTD.社株式の段階取得価額 58 THAI HOYA LENS LTD.社の所有する現金及び現金同等物 △132 差引：THAI HOYA LENS LTD.社株式段階取得のための支出 △73 EAGLE OPTICS, INC.（平成14年2月1日現在） 流動資産 76百万円 営業権 469 固定資産 61 流動負債 △72 固定負債 △52 EAGLE OPTICS, INC.社の取得価額 480 EAGLE OPTICS, INC.社の所有する現金及び現金同等物 △6 差引：EAGLE OPTICS, INC.社取得のための支出 474 3．非連結及び非持分法適用子会社を合併したことにより増加した資産及び負債の主な内訳 HOYAファイバフォトニクス㈱ （親会社と合併＝平成13年7月1日現在） 流動資産 388百万円 固定資産 46 資産合計 434 流動負債 66 固定負債 3 負債合計 69	3．非連結及び非持分法適用子会社を合併したことにより増加した資産及び負債の主な内訳 HOYAテクノプロセス㈱他2社 （当社と合併＝平成15年3月1日現在） 流動資産 82百万円 固定資産 0 資産合計 82 流動負債 37 固定負債 － 負債合計 37 4．営業譲渡により減少した資産及び負債の主な内訳 補聴器事業の一部 流動資産 109百万円 固定資産 324 資産合計 433 流動負債 28 固定負債 － 負債合計 28

前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
ウェルフェア㈱（連結子会社HOYAサービス㈱と合併 ＝平成13年10月１日現在） 流動資産　530百万円 固定資産　201 資産合計　732 流動負債　100 固定負債　26 負債合計　126 (注)　平成14年１月１日付で、連結子会社HOYAサービス㈱から新設分割により新たにウェルフェア㈱が設立されました。	

（リース取引関係）

前連結会計年度
（自　平成13年４月１日
至　平成14年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,966	3,975	6,941
減価償却累計額相当額	1,470	2,281	3,752
期末残高相当額	1,495	1,693	3,189

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

② 未経過リース料期末残高相当額

１年以内	1,234百万円
１年超	1,954
合計	3,189

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

③ 支払リース料及び減価償却費相当額

支払リース料	1,413百万円
減価償却費相当額	1,413

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

当連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置及び運搬具	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	3,571	3,305	6,876
減価償却累計額相当額	1,903	2,025	3,929
期末残高相当額	1,667	1,280	2,947

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

② 未経過リース料期末残高相当額

１年以内	1,190百万円
１年超	1,756
合計	2,947

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

③ 支払リース料及び減価償却費相当額

支払リース料	1,343百万円
減価償却費相当額	1,343

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(2) 貸手側 ① リース物件の取得価額、減価償却累計額及び期末残高 ―――――― ② 未経過リース料期末残高相当額 ―――――― ③ 受取リース料及び減価償却費 受取リース料　4百万円 減価償却費　3 2．オペレーティング・リース取引（借手側） 未経過リース料 1年以内　99百万円 1年超　1,236 合計　1,336	(2) 貸手側 ① リース物件の取得価額、減価償却累計額及び期末残高 ―――――― ② 未経過リース料期末残高相当額 ―――――― ③ 受取リース料及び減価償却費 ―――――― 2．オペレーティング・リース取引（借手側） 未経過リース料 1年以内　99百万円 1年超　1,137 合計　1,236

(有価証券関係)

1．その他有価証券で時価のあるもの

	種類	前連結会計年度(平成14年3月31日)			当連結会計年度(平成15年3月31日)		
		取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)	取得原価(百万円)	連結貸借対照表計上額(百万円)	差額(百万円)
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	299	503	203	51	90	38
	(2) 債券						
	① 国債・地方債等	—	—	—	—	—	—
	② 社債	—	—	—	—	—	—
	③ その他	—	—	—	—	—	—
	(3) その他	—	—	—	—	—	—
	小計	299	503	203	51	90	38
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	99	86	△13	93	80	△13
	(2) 債券						
	① 国債・地方債等	—	—	—	—	—	—
	② 社債	—	—	—	—	—	—
	③ その他	—	—	—	—	—	—
	(3) その他	—	—	—	—	—	—
	小計	99	86	△13	93	80	△13
合計		399	589	189	145	170	25

(注)　取得原価は減損処理後の帳簿価額であります。
なお、その他有価証券で時価のある株式について、前連結会計年度において479百万円、当連結会計年度において110百万円の減損処理を行い、投資有価証券評価損を計上しております。

2．前連結会計年度及び当連結会計年度中に売却したその他有価証券

前連結会計年度(自平成13年4月1日　至平成14年3月31日)			当連結会計年度(自平成14年4月1日　至平成15年3月31日)		
売却額(百万円)	売却益の合計(百万円)	売却損の合計(百万円)	売却額(百万円)	売却益の合計(百万円)	売却損の合計(百万円)
1,631	136	3,118	321	109	6

３．時価のない主な有価証券の内容

	前連結会計年度（平成14年３月31日）	当連結会計年度（平成15年３月31日）
	連結貸借対照表計上額（百万円）	連結貸借対照表計上額（百万円）
その他有価証券		
非上場株式（店頭売買を除く）	5,226	615
非上場社債	－	－
コマーシャル・ペーパー	－	－

（デリバティブ取引関係）

前連結会計年度及び当連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

（退職給付関係）

<table>
<tr>
<th>前連結会計年度
（自　平成13年４月１日
至　平成14年３月31日）</th>
<th>当連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）</th>
</tr>
<tr>
<td>
１．採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しております。
また、従業員の退職に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない特別加算金を支払う場合があります。

２．退職給付債務に関する事項
<table>
<tr><td>退職給付債務</td><td>66,510百万円</td></tr>
<tr><td>年金資産</td><td>△37,126</td></tr>
<tr><td>未積立退職給付債務</td><td>29,383</td></tr>
<tr><td>会計基準変更時差異の未処理額</td><td>2,745</td></tr>
<tr><td>未認識過去勤務債務（債務の減少額）</td><td>1,696</td></tr>
<tr><td>未認識数理計算上の差異（債務の増加額）</td><td>△27,756</td></tr>
<tr><td>前払年金費用</td><td>1,243</td></tr>
<tr><td>退職給付引当金</td><td>7,311</td></tr>
</table>
（注）１．退職給付債務及び年金資産は、厚生年金基金の代行部分を含めて記載しております。
２．過去勤務債務（債務の減額）は、平成12年３月の厚生年金基金法の改正に伴い、厚生年金基金の代行部分に係る支給開始年齢の引上げについての規約改正を行ったことにより発生しております。
</td>
<td>
１．採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、第３四半期において退職一時金制度を廃止するとともに、厚生年金基金につきましては、平成15年１月29日に厚生労働大臣より解散の認可を得て同日に解散し、結了に向けて手続き中です。
２．退職給付債務に関する事項
――――――
</td>
</tr>
</table>

前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
３、退職給付費用に関する事項 勤務費用　1,667百万円 利息費用　1,879 期待運用収益　△2,194 会計基準変更時差異の費用の減額処理額　△210 過去勤務債務の費用の減額処理額　△162 数理計算上の差異の費用処理額　1,020 小計　2,000 退職加算金　1,995 退職給付費用　3,996 (注) １．勤務費用は、厚生年金基金に対する従業員拠出額を控除して記載しております。 ２．過去勤務債務の費用の減額処理額は、上記２．(注) ２に記載した過去勤務債務に係る当期に処理した額であります。	３．退職給付費用に関する事項 勤務費用　1,695百万円 利息費用　1,234 期待運用収益　△1,522 会計基準変更時差異の費用の減額処理額　△156 過去勤務債務の費用の減額処理額　△122 数理計算上の差異の費用処理額　1,780 小計　2,908 厚生年金基金補填額　14,949 退職一時金　351 退職加算金　3,691 退職給付費用　21,899 (注) １．勤務費用は、厚生年金基金に対する従業員拠出額を控除して記載しております。 ２．過去勤務債務の費用の減額処理額は、平成12年３月の厚生年金基金法の改正を行ったことにより発生したもののうち、当期に処理した額であります。 ３．厚生年金基金補填額は、厚生年金基金の解散に伴い発生した当社及び国内連結子会社の追加拠出額とその時点における退職給付引当金残高との差額であります。 ４．退職一時金は、退職一時金制度廃止に伴い確定した従業員に対する要支給額と、その時点における退職給付引当金残高との差額であります。
４．退職給付債務等の計算基礎に関する事項 (1) 割引率　2.5% (2) 期待運用収益率　5.5% (3) 退職給付見込額の期間配分方法　期間定額基準 (4) 会計基準変更時差異の処理年数　15年 (5) 過去勤務債務の処理年数　12年 (6) 数理計算上の差異の処理年数　12年	４．退職給付債務等の計算基礎に関する事項 (1)割引率　－% (2)期待運用収益率　5.5% (3)退職給付見込額の期間配分方法　同左 (4)会計基準変更時差異の処理年数　15年 (5)過去勤務債務の処理年数　12年 (6)数理計算上の差異の処理年数　12年 (注)　会計基準変更時差異、過去勤務債務及び数理計算上の差異については、退職一時金制度の廃止及び厚生年金基金の解散の認可を得たことにより、当第３四半期末におけるそれぞれの未処理額を上記３．に記載した退職一時金及び厚生年金基金補填額に含めて一括処理しております。

(税効果会計関係)

<table>
<tr><th>前連結会計年度
(平成14年３月31日)</th><th>当連結会計年度
(平成15年３月31日)</th></tr>
<tr><td>１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
(1) 流動の部
繰延税金資産
減価償却損金算入限度超過額　1,266百万円
賞与引当金損金算入限度超過額　1,089
棚卸資産未実現利益　921
未払事業税否認額　351
その他　622
繰延税金資産合計　4,250
繰延税金負債
前払年金費用　△518
その他　△116
繰延税金負債合計　△635
繰延税金資産の純額　3,615
(2) 固定の部
繰延税金資産
減価償却損金算入限度超過額　2,910百万円
退職給付引当金損金算入限度超過額　2,548
固定資産評価損否認額　677
貸倒引当金損金算入限度超過額　246
その他　2,253
繰延税金資産合計　8,635
繰延税金負債
固定資産圧縮積立金　△656百万円
特別償却準備金　△344
その他有価証券評価差額金　△78
その他　△145
繰延税金負債合計　△1,224
繰延税金資産の純額　7,411</td><td>１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
(1) 流動の部
繰延税金資産
減価償却損金算入限度超過額　1,264 百万円
賞与引当金損金算入限度超過額　1,361
棚卸資産未実現利益　829
未払事業税否認額　76
その他　772
繰延税金資産合計　4,304
繰延税金負債
未収還付事業税　△334
繰延税金負債合計　△334
繰延税金資産の純額　3,969
(2) 固定の部
繰延税金資産
減価償却損金算入限度超過額　1,589百万円
固定資産評価損否認額　913
貸倒引当金損金算入限度超過額　401
その他　1,382
繰延税金資産合計　4,286
繰延税金負債
固定資産圧縮積立金　△582百万円
特別償却準備金　△312
その他有価証券評価差額金　△10
その他　△171
繰延税金負債合計　△1,076
繰延税金資産の純額　3,210</td></tr>
</table>

前連結会計年度 (平成14年３月31日)	当連結会計年度 (平成15年３月31日)
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 連結財務諸表提出会社の法定実効税率　41.7％ （調整） 海外連結子会社の税率差異　△5.2 交際費等永久に損金に算入されない項目　0.5 住民税均等割等　0.3 受取配当金等永久に益金に算入されない項目　△3.9 受取配当金連結消去に伴う影響額　3.8 その他　△0.6 税効果会計適用後の法人税等の負担率　36.6	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 連結財務諸表提出会社の法定実効税率　41.7％ （調整） 海外連結子会社の税率差異　△13.5 交際費等永久に損金に算入されない項目　0.6 住民税均等割等　0.4 受取配当金等永久に益金に算入されない項目　△2.1 受取配当金連結消去に伴う影響額　2.1 税率変更による期末繰延税金資産の減額修正　0.3 その他　0.7 税効果会計適用後の法人税等の負担率　30.2
―――――――	３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前連結会計年度の41.7％から40.4％に変更されました。その結果、繰延税金資産（繰延税金負債控除後）は94百万円減少し、当連結会計年度に計上された法人税等調整額が94百万円、その他有価証券評価差額金が０百万円、それぞれ増加しております。

(セグメント情報)

【事業の種類別セグメント情報】

	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
I．売上高及び営業損益									
売上高									
(1) 外部顧客に対する売上高	101,496	7,157	93,184	23,105	8,788	1,534	235,265	—	235,265
(2) セグメント間の内部売上高又は振替高	481	0	28	811	34	3,109	4,465	(4,465)	—
計	101,977	7,157	93,212	23,916	8,822	4,643	239,730	(4,465)	235,265
営業費用	74,188	7,623	78,798	20,487	8,824	4,392	194,314	(2,947)	191,367
営業利益又は営業損失(△)	27,788	△466	14,414	3,429	△1	251	45,415	(1,517)	43,897
II．資産、減価償却費及び資本的支出									
資産	111,805	4,515	92,309	15,815	8,683	3,444	236,575	41,492	278,067
減価償却費	12,687	227	5,515	554	497	36	19,518	117	19,635
資本的支出	13,279	53	5,259	686	254	1	19,534	50	19,585

	当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
I．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	111,460	5,485	94,388	26,716	6,719	1,522	246,293	—	246,293
(2) セグメント間の内部売上高又は振替高	206	0	1,987	0	35	3,025	5,255	(5,255)	—
計	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
営業費用	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
営業利益又は営業損失(△)	34,414	△588	15,398	5,088	△11	239	54,539	(1,557)	52,982

	当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)								
	情報・通信		アイケア		生活文化		計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
	エレクトロオプティクス (百万円)	ホトニクス (百万円)	ビジョンケア (百万円)	ヘルスケア (百万円)	クリスタル (百万円)	サービス (百万円)			
II. 資産、減価償却費及び資本的支出									
資産	114,877	2,697	98,077	16,446	8,409	2,432	242,940	31,348	274,288
減価償却費	13,128	83	5,578	570	302	32	19,697	95	19,792
資本的支出	10,443	151	3,934	426	776	12	15,744	203	15,948

(注) 1. 事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ、補聴器
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2. ヘルスケア事業の補聴器のビジネスの一部につきましては、平成15年3月31日付でハーモニー㈱に営業譲渡いたしました。

3. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前連結会計年度1,980百万円、当連結会計年度2,052百万円であり、その主なものは、当社の本社部門並びに海外2地域のエリア持株会社に係る費用であります。

4. 資産のうち消去又は全社の項目に含めた全社資産の金額は、前連結会計年度51,631百万円、当連結会計年度51,570百万円であり、その主なものは、親会社での余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外2地域のエリア持株会社に係る資産等であります。

【所在地別セグメント情報】

	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	159,368	36,984	28,964	9,948	235,265	—	235,265
(2)セグメント間の内部売上高又は振替高	14,963	113	1,195	40,329	56,602	(56,602)	—
計	174,332	37,098	30,159	50,277	291,868	(56,602)	235,265
営業費用	143,426	35,139	25,918	43,108	247,592	(56,225)	191,367
営業利益	30,906	1,958	4,241	7,168	44,275	(377)	43,897
Ⅱ．資産	138,962	21,000	30,356	55,412	245,730	32,336	278,067

	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)						
	日本 (百万円)	北米 (百万円)	欧州 (百万円)	アジア (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
Ⅰ．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	166,178	35,770	32,639	11,704	246,293	—	246,293
(2)セグメント間の内部売上高又は振替高	17,343	73	1,890	44,513	63,820	(63,820)	—
計	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
営業費用	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
営業利益	34,560	945	6,118	10,937	52,562	420	52,982
Ⅱ．資産	139,012	19,505	34,970	59,155	252,643	21,645	274,288

(注) 1．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度による。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は前連結会計年度1,770百万円、当連結会計年度1,812百万円であり、その主なものは、当社の本社部門に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は前連結会計年度48,341百万円、当連結会計年度40,279百万円であり、その主なものは、親会社での余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

【海外売上高】

	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	39,746	38,143	25,079	47	103,017
連結売上高（百万円）					235,265
連結売上高に占める海外売上高の割合（%）	16.9%	16.2%	10.7%	0.0%	43.8%

	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	36,692	38,788	32,772	33	108,287
連結売上高（百万円）					246,293
連結売上高に占める海外売上高の割合（%）	14.9%	15.8%	13.3%	0.0%	44.0%

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法………………地理的近接度による。

(2) 各区分に属する主な国又は地域………北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

【関連当事者との取引】

当グループ各社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

１．役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員及びその近親者が議決権の過半数を所有している会社等（当該会社等の子会社を含む）	(有)キュウ・シイ・エスアソシエイツ	東京都港区	3	経営コンサルティング業務	当社取締役椎名武雄の直接所有100%	1名	－	※1 コンサルタント業務の委託	6	未払費用	－

取引条件及び取引条件の決定方針等

※1．コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。

当連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

１．役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員及びその近親者が議決権の過半数を所有している会社等（当該会社等の子会社を含む）	(有)キュウ・シイ・エスアソシエイツ	東京都港区	3	経営コンサルティング業務	当社取締役椎名武雄の直接所有100%	1名	－	※1 コンサルタント業務の委託	6	未払費用	－

取引条件及び取引条件の決定方針等

※1．コンサルタント業務の報酬その他の取引条件は、当社と関連を有しない他の当事者と同様の条件によっております。

（1株当たり情報）

前連結会計年度 （自　平成13年4月1日 至　平成14年3月31日）	当連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり純資産額　1,887.49円 1株当たり当期純利益　204.44円 なお、潜在株式調整後1株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため記載しておりません。	1株当たり純資産額　1,945.16円 1株当たり当期純利益　171.10円 潜在株式調整後1株当たり当期純利益　171.08円 当連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。 なお、同会計基準及び適用指針を前連結会計年度に適用して算定した場合の1株当たり情報は、以下のとおりであります。 1株当たり純資産額　1,886.20円 1株当たり当期純利益　203.15円 なお、潜在株式調整後1株当たり当期純利益については、潜在株式がないため記載しておりません。

（注）　1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成13年4月1日 至　平成14年3月31日）	当連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
1株当たり当期純利益		
当期純利益（百万円）	―	20,037
普通株主に帰属しない金額（百万円）	―	187
（うち利益処分による取締役賞与）	―	(187)
普通株式に係る当期純利益（百万円）	―	19,850
期中平均株式数（千株）	―	116,013
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	―	―
普通株式増加数（千株）	―	14
（うち新株予約権）	―	(14)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	―	―

（重要な後発事象）

前連結会計年度 （自　平成13年4月1日 至　平成14年3月31日）	当連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
該当事項はありません。	同左

⑤【連結附属明細表】

【社債明細表】

該当事項はありません。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	3,305	2,250	4.9	－
１年以内に返済予定の長期借入金	72	33	7.1	－
長期借入金（１年以内に返済予定のものを除く。）	569	7	7.4	平成17年３月31日
その他の有利子負債	－	－	－	－
合計	3,947	2,291	－	－

（注）１．長期借入金（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下のとおりであります。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	7	－	－	－

２．１年以内に返済予定の長期借入金は、連結貸借対照表上、流動負債の「短期借入金」に含めて表示しております。

３．平均利率は、当期末残高の加重平均利率を記載しております。

(2)【その他】

該当事項はありません。

監査報告書

平成１４年６月２１日

ホーヤ株式会社
（商号　HOYA株式会社）

取締役社長　　鈴木　洋　殿

監査法人トーマツ

代表社員 関与社員	公認会計士	原　邦明	印
関与社員	公認会計士	松本　仁	印
関与社員	公認会計士	羽鳥　良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているホーヤ株式会社（商号　HOYA株式会社）の平成13年４月１日から平成14年３月31日までの第64期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の財務諸表がホーヤ株式会社（商号　HOYA株式会社）の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成１５年６月２０日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員
関与社員　公認会計士　原　邦明　印

関与社員　公認会計士　羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYAクリスタル株式会社の平成13年４月１日から平成14年３月31日までの第45期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、損失処理計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYAクリスタル株式会社の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

独立監査人の監査報告書

平成15年6月20日

HOYA株式会社

取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田　永治　印
関与社員	公認会計士	松本　仁　　印
関与社員	公認会計士	羽鳥　良彰　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成14年４月１日から平成15年３月31日までの第65期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、HOYA株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が財務諸表に添付する形で別途保管しております。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

		前事業年度 (平成14年3月31日)			当事業年度 (平成15年3月31日)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
(資産の部)							
I　流動資産							
1．現金及び預金			46,503			41,368	
2．受取手形	※1 ※5		11,023			10,997	
3．売掛金	※1		33,566			34,880	
4．商品			2,660			3,065	
5．製品			2,916			4,144	
6．半製品			2,187			1,954	
7．原材料			1,954			1,864	
8．仕掛品			3,511			3,551	
9．貯蔵品			1,929			2,047	
10．関係会社短期貸付金			2,139			2,322	
11．未収還付法人税等			―			3,899	
12．未収入金	※1		2,959			2,668	
13．繰延税金資産			2,326			2,451	
14．その他			1,951			2,159	
15．貸倒引当金			△666			△525	
流動資産合計			114,963	53.0		116,849	55.8

区分	注記番号	前事業年度（平成14年３月31日）金額（百万円）		構成比（%）	当事業年度（平成15年３月31日）金額（百万円）		構成比（%）
Ⅱ　固定資産							
(1) 有形固定資産							
１．建物		28,098			28,058		
減価償却累計額		16,047	12,051		17,026	11,031	
２．構築物		2,390			2,770		
減価償却累計額		1,673	717		2,001	769	
３．熔解炉		1,451			1,456		
減価償却累計額		783	668		471	985	
４．機械装置		74,199			79,589		
減価償却累計額		57,998	16,200		65,042	14,547	
５．車両運搬具		123			137		
減価償却累計額		74	48		90	46	
６．工具器具備品		10,765			10,550		
減価償却累計額		5,161	5,604		5,411	5,138	
７．土地			6,801			6,692	
８．建設仮勘定			1,555			1,876	
有形固定資産合計			43,647	20.1		41,087	19.6
(2) 無形固定資産							
１．施設利用権			67			63	
２．借地権			24			24	
３．ソフトウェア			2,252			2,149	
４．その他			397			736	
無形固定資産合計			2,741	1.2		2,973	1.4

区分	注記番号	前事業年度（平成14年３月31日）金額（百万円）		構成比（%）	当事業年度（平成15年３月31日）金額（百万円）		構成比（%）
(3) 投資その他の資産							
1．投資有価証券			626			416	
2．関係会社株式			46,117			42,660	
3．出資金			503			488	
4．長期貸付金			27			12	
5．従業員長期貸付金			0			―	
6．関係会社長期貸付金			2,587			1,668	
7．破産債権、更生債権その他これらに準ずる債権			1,099			1,059	
8．長期前払費用			159			667	
9．繰延税金資産			5,140			2,055	
10．その他			444			433	
11．貸倒引当金			△984			△985	
投資その他の資産合計			55,721	25.7		48,477	23.2
固定資産合計			102,110	47.0		92,538	44.2
資産合計			217,074	100.0		209,387	100.0

		前事業年度 (平成14年３月31日)			当事業年度 (平成15年３月31日)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(負債の部)							
Ⅰ　流動負債							
１．支払手形			468			696	
２．買掛金	※1		16,967			18,307	
３．未払金			3,436			4,301	
４．未払外注加工費			705			808	
５．未払法人税等			2,565			569	
６．未払費用			3,945			5,159	
７．前受金			129			200	
８．預り金	※1		7,356			9,795	
９．賞与引当金			2,681			2,529	
10．設備関係支払手形			45			139	
11．その他			117			5	
流動負債合計			38,419	17.7		42,513	20.3
Ⅱ　固定負債							
１．退職給付引当金			6,056			—	
２．役員退職慰労金引当金			173			221	
３．特別修繕引当金			443			263	
４．その他			47			15	
固定負債合計			6,720	3.1		500	0.2
負債合計			45,140	20.8		43,013	20.5

		前事業年度 (平成14年３月31日)			当事業年度 (平成15年３月31日)		
区分	注記番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(資本の部)							
Ⅰ　資本金	※２		6,264	2.9		—	—
Ⅱ　資本準備金			15,898	7.3		—	—
Ⅲ　利益準備金			1,566	0.7		—	—
Ⅳ　その他の剰余金							
１．任意積立金							
(1) 特別償却準備金		495			—		
(2) 固定資産圧縮積立金		929			—		
(3) 別途積立金		130,241	131,666		—	—	
２．当期未処分利益			16,480			—	
その他の剰余金合計			148,147	68.3		—	—
Ⅴ　その他有価証券評価差額金			74	0.0		—	—
Ⅵ　自己株式			△16	△0.0		—	—
資本合計			171,933	79.2		—	—
Ⅰ　資本金	※２		—	—		6,264	3.0
Ⅱ　資本剰余金							
１．資本準備金		—			15,898		
資本剰余金合計			—	—		15,898	7.6
Ⅲ　利益剰余金							
１．利益準備金		—			1,566		
２．任意積立金							
(1) 特別償却準備金		—			480		
(2) 固定資産圧縮積立金		—			917		
(3) 別途積立金		—			140,241		
３．当期未処分利益		—			8,042		
利益剰余金合計			—	—		151,248	72.2
Ⅳ　その他有価証券評価差額金			—	—		15	0.0
Ⅴ　自己株式	※３		—	—		△7,052	△3.3
資本合計			—	—		166,374	79.5
負債資本合計			217,074	100.0		209,387	100.0

②【損益計算書】

区分	注記番号	前事業年度（自 平成13年4月1日 至 平成14年3月31日）金額（百万円）		百分比（%）	当事業年度（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			151,789	100.0		159,432	100.0
Ⅱ 売上原価							
1．期首商品たな卸高		3,034			2,660		
2．期首製品たな卸高		3,150			2,916		
3．当期商品仕入高	※6	6,954			5,953		
4．当期製品製造原価	※3 ※6	96,162			101,731		
5．他勘定より振替高	※1	26			993		
合計		109,329			114,255		
6．期末商品たな卸高		2,660			3,065		
7．期末製品たな卸高		2,916			4,144		
8．他勘定へ振替高	※2	342	103,410	68.1	66	106,979	67.1
売上総利益			48,378	31.9		52,453	32.9
Ⅲ 販売費及び一般管理費							
1．荷造運搬費		2,271			3,160		
2．広告宣伝費		1,889			1,746		
3．貸倒引当金繰入額		336			―		
4．役員報酬		188			186		
5．給料手当		4,527			4,707		
6．賞与		850			706		
7．賞与引当金繰入額		717			775		
8．退職給付費用		420			467		
9．役員退職慰労金引当金繰入額		48			48		
10．減価償却費		612			636		
11．研究開発費	※3	3,750			4,502		
12．支払手数料		4,912			4,765		
13．支払賃借料		1,073			998		
14．その他		2,794	24,393	16.1	3,212	25,916	16.3
営業利益			23,985	15.8		26,536	16.6

		前事業年度 (自　平成13年４月１日 至　平成14年３月31日)			当事業年度 (自　平成14年４月１日 至　平成15年３月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅳ　営業外収益							
１．受取利息		61			97		
２．受取配当金	※６	2,647			1,548		
３．受取手数料	※６	1,621			2,410		
４．為替差益		693			－		
５．その他		1,923	6,947	4.6	1,491	5,548	3.5
Ⅴ　営業外費用							
１．支払利息		7			6		
２．手形売却損		9			－		
３．為替差損		－			1,318		
４．その他		748	764	0.5	1,299	2,624	1.6
経常利益			30,169	19.9		29,460	18.5
Ⅵ　特別利益							
１．貸倒引当金戻入益		－			35		
２．固定資産売却益	※４	209			25		
３．投資有価証券売却益		－			6		
４．特別修繕引当金戻入益		41	250	0.1	－	67	0.0

区分	注記番号	前事業年度（自 平成13年4月1日 至 平成14年3月31日）金額（百万円）		百分比（%）	当事業年度（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）		百分比（%）
Ⅶ 特別損失							
1．厚生年金基金補塡金		－			10,189		
2．退職加算金		1,530			2,639		
3．固定資産処分損	※5	400			1,478		
4．退職一時金		－			155		
5．投資有価証券評価損		－			77		
6．投資有価証券売却損		3,118			6		
7．操業休止関連費用		499			－		
8．その他		83	5,632	3.7	640	15,187	9.5
税引前当期純利益			24,787	16.3		14,340	9.0
法人税、住民税及び事業税		7,604			670		
法人税等調整額		1,849	9,453	6.2	4,817	5,487	3.4
当期純利益			15,333	10.1		8,852	5.6
前期繰越利益			3,845			3,507	
合併に伴う未処分利益受入額			204			－	
合併に伴う未処理損失受入額			－			1,415	
中間配当額			2,903			2,902	
当期未処分利益			16,480			8,042	

製造原価明細書

区分	注記番号	前事業年度（自 平成13年４月１日 至 平成14年３月31日）金額（百万円）		百分比（%）	当事業年度（自 平成14年４月１日 至 平成15年３月31日）金額（百万円）		百分比（%）
Ⅰ 原材料費			28,003	29.3		30,881	30.4
Ⅱ 労務費			17,333	18.1		16,070	15.9
Ⅲ 経費							
１．外注加工費		19,630			18,814		
２．その他経費	※２	30,699			35,693		
経費計			50,329	52.6		54,507	53.7
当期総製造費用			95,666	100.0		101,459	100.0
期首半製品たな卸高			2,531			2,187	
期首仕掛品たな卸高			3,129			3,511	
他勘定より振替高	※３		548			434	
合計			101,875			107,592	
期末半製品たな卸高			2,187			1,954	
期末仕掛品たな卸高			3,511			3,551	
他勘定へ振替高	※４		14			354	
当期製品製造原価			96,162			101,731	

（注）１．原価計算の方法は製品別工程別総合原価計算を採用しております。

※２．その他経費のうち主なものは次のとおりであります。

科目	前事業年度	当事業年度
減価償却費	7,626百万円	7,965百万円
支払手数料	5,748百万円	5,609百万円
研究開発費	1,778百万円	1,704百万円
電力料	2,357百万円	2,139百万円
修繕費	2,684百万円	2,361百万円

※３．他勘定より振替高のうち、前事業年度は合併に伴う仕掛品・半製品受入額47百万円及び原価差額の調整配賦額501百万円であり、また、当事業年度は合併に伴う仕掛品・半製品受入額306百万円及び原価差額の調整配賦額127百万円であります。

※４．他勘定へ振替高のうち、前事業年度は主として有償支給材の支給額であり、また、当事業年度は主として有償支給材の支給額であります。

③【利益処分計算書】

		前事業年度 (株主総会承認日 平成14年6月21日)		当事業年度 (株主総会承認日 平成15年6月20日)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益			16,480		8,042
Ⅱ 任意積立金取崩額					
1．特別償却準備金		150		140	
2．固定資産圧縮積立金		107	257	77	218
合計			16,738		8,260
Ⅲ 利益処分額					
1．配当金		2,903		2,879	
2．取締役賞与金		96		120	
3．任意積立金		10,231		1,138	
(1)特別償却準備金		136		119	
(2)固定資産圧縮積立金		95		18	
(3)別途積立金		10,000	13,230	1,000	4,137
Ⅳ 次期繰越利益			3,507		4,122

(注) 1．平成13年11月27日に2,903百万円(1株につき25円)の中間配当を実施しております。
2．平成14年12月1日に2,902百万円(1株につき25円)の中間配当を実施しております。
3．特別償却準備金は、租税特別措置法の規定及び法定実効税率の変更に伴う積立額並びに租税特別措置法の規定による取崩額であります。
4．固定資産圧縮積立金は、租税特別措置法の規定及び法定実効税率の変更に伴う積立額並びに法人税法及び租税特別措置法の規定による取崩額であります。

重要な会計方針

区分	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)	当事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ① 時価のあるもの 当期末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) ② 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ① 時価のあるもの 同左 ② 時価のないもの 同左
2．たな卸資産の評価基準及び評価方法	(1) 商品、製品、半製品、仕掛品 総平均法による原価法 (2) 原材料 総平均法による原価法（一部最終仕入原価法による原価法) (3) 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	(1)　同左 (2)　同左 (3)　同左
3．固定資産の減価償却の方法	(1) 有形固定資産 平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。 (3) 長期前払費用 均等償却	(1) 有形固定資産 同左 (2) 無形固定資産 同左
4．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左

区分	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)	当事業年度 (自　平成14年4月1日 至　平成15年3月31日)
	(3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した期の翌期から当該年数にわたって費用処理をしております。 ――――――	(3)退職給付引当金 ―――――― （追加情報） 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第3四半期末において退職給付引当金を全額取り崩しております。 なお、当第3四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第3四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。

区分	前事業年度 (自　平成13年4月1日 至　平成14年3月31日)	当事業年度 (自　平成14年4月1日 至　平成15年3月31日)
	(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。 (5) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。 (4) 役員退職慰労金引当金 同左 (5) 特別修繕引当金 同左
5．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左
6．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左

区分	前事業年度 (自 平成13年４月１日 至 平成14年３月31日)	当事業年度 (自 平成14年４月１日 至 平成15年３月31日)
７．その他財務諸表作成のための基本となる重要な事項	(1) 消費税及び地方消費税の会計処理 税抜方式を採用しております。 ―――――― ―――――――	(1) 消費税及び地方消費税の会計処理 同左 (2) 自己株式及び法定準備金の取崩等に関する会計基準 (会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響は軽微であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (3) １株当たり情報 (会計方針の変更) 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。

表示方法の変更

前事業年度 (自 平成13年４月１日 至 平成14年３月31日)	当事業年度 (自 平成14年４月１日 至 平成15年３月31日)
前渡金50百万円は、前期まで区分掲記しておりましたが、金額的重要性が乏しいため、当期は流動資産の「その他」に含めて表示しております。	――――――

追加情報

前事業年度 (自 平成13年４月１日 至 平成14年３月31日)	当事業年度 (自 平成14年４月１日 至 平成15年３月31日)
(自己株式) 自己株式は、前期まで資産の部に区分掲記しておりましたが、財務諸表等規則の改正により、当期末においては資本の部の末尾に表示しております。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成14年３月31日）	当事業年度 （平成15年３月31日）
※１．関係会社に係る注記 　区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 受取手形　59百万円 売掛金　5,311 未収入金　2,642 買掛金　6,251 預り金　7,096	※１．関係会社に係る注記 　区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　4,135百万円 未収入金　2,473 買掛金　6,582 預り金　8,296
※２．資本金 会社が発行する株式の総数　320,000,000株 発行済株式の総数　116,124,405株 　なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。	※２．資本金 会社が発行する株式の種類及び総数　普通株式　320,000,000株 発行済株式の種類及び総数　普通株式　116,124,405株 　なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。
※３．　――――――	※３．自己株式の種類及び数 普通株式　951,050株
４．　――――――	４．配当制限 商法第290条第１項第６号に規定する純資産額　15百万円
※５．期末日満期手形の会計処理 　期末日満期手形は手形交換日をもって決済処理しております。従って、当期末日は、金融機関の休日であったため、当期末日満期手形が「受取手形」に1,341百万円含まれております。	※５．　――――――

（損益計算書関係）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．他勘定より振替高 合併に伴う商品・製品受入額26百万円であります。	※１．他勘定より振替高 合併に伴う商品・製品受入額993百万円であります。
※２．他勘定へ振替高 関係会社への営業譲渡による商品・製品譲渡高247百万円並びに広告宣伝費及び見本品費等への振替高95百万円であります。	※２．他勘定へ振替高 広告宣伝費及び見本品費等への振替高66百万円であります。
※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　3,750百万円 当期製造費用　1,778 計　5,528	※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　4,502百万円 当期製造費用　1,704 計　6,207
※４．固定資産売却益 土地205百万円及びその他有形固定資産４百万円の売却益であります。	※４．固定資産売却益 工具器具備品20百万円及びその他有形固定資産４百万円の売却益であります。
※５．固定資産処分損 機械装置216百万円、工具器具備品54百万円及びその他有形固定資産129百万円の処分損であります。	※５．固定資産処分損 機械装置909百万円、建物376百万円及びその他有形固定資産193百万円の処分損であります。
※６．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　10,337百万円 外注加工費　18,976 受取配当金　2,642 受取手数料　1,611	※６．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　14,540百万円 外注加工費　15,725 受取配当金　1,532 受取手数料　2,400

(リース取引関係)

前事業年度 (自　平成13年4月1日 至　平成14年3月31日)	当事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前事業年度

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,054	1,295	3,349
減価償却累計額相当額	1,146	930	2,076
期末残高相当額	907	364	1,272

当事業年度

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	1,770	1,363	3,134
減価償却累計額相当額	1,246	791	2,038
期末残高相当額	524	571	1,095

前事業年度	当事業年度
なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。	なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料期末残高相当額	(2) 未経過リース料期末残高相当額
1年以内　505百万円	1年以内　522百万円
1年超　766	1年超　573
合計　1,272	合計　1,095
なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。	なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料および減価償却費相当額	(3) 支払リース料および減価償却費相当額
支払リース料　691百万円	支払リース料　497百万円
減価償却費相当額　691	減価償却費相当額　497
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
2．オペレーティング・リース取引（借手側） 未経過リース料	2．オペレーティング・リース取引（借手側） 未経過リース料
1年以内　99百万円	1年以内　99百万円
1年超　1,236	1年超　1,137
合計　1,336	合計　1,236

(有価証券関係)

前事業年度及び当事業年度における子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,264百万円 賞与引当金損金算入限度超過額　786 未払事業税否認額　255 その他　477 繰延税金資産合計　2,785 繰延税金負債 前払年金費用　△341 その他　△116 繰延税金負債合計　△458 繰延税金資産の純額　2,326 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　2,740百万円 退職給付引当金損金算入限度超過額　2,278 固定資産評価損否認額　582 貸倒引当金損金算入限度超過額　132 その他　460 繰延税金資産合計　6,194 繰延税金負債 固定資産圧縮積立金　△656百万円 特別償却準備金　△344 その他有価証券評価差額金　△53 繰延税金負債合計　△1,053 繰延税金資産の純額　5,140	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,264百万円 賞与引当金損金算入限度超過額　1,048 その他　473 繰延税金資産合計　2,786 繰延税金負債 未収還付事業税　△334 繰延税金負債合計　△334 繰延税金資産の純額　2,451 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　1,431百万円 固定資産評価損否認額　906 貸倒引当金損金算入限度超過額　152 その他　469 繰延税金資産合計　2,959 繰延税金負債 固定資産圧縮積立金　△582百万円 特別償却準備金　△312 その他有価証券評価差額金　△10 繰延税金負債合計　△904 繰延税金資産の純額　2,055
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7％ （調整） 交際費等永久に損金に算入されない項目　0.5 住民税均等割等　0.2 受取配当金等永久に益金に算入されない項目　△4.0 その他　△0.3 税効果会計適用後の法人税等の負担率　38.1	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7％ （調整） 交際費等永久に損金に算入されない項目　0.7 住民税均等割等　0.4 受取配当金等永久に益金に算入されない項目　△4.2 税率変更による期末繰延税金資産の減額修正　0.5 その他　△0.8 税効果会計適用後の法人税等の負担率　38.3

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
	３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前事業年度の41.7%から40.4%に変更されました。その結果、繰延税金資産（繰延税金負債控除後）は66百万円減少し、当事業年度に計上された法人税等調整額が66百万円、その他有価証券評価差額金が０百万円、それぞれ増加しております。

（１株当たり情報）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり純資産額　1,480.62円 １株当たり当期純利益　132.04円 なお、当期より改正後の財務諸表等規則に基づき、自己株式を資本の部より控除しております。従って、１株当たり純資産額及び１株当たり当期純利益の算定に当たっては、この点を考慮しております。 また、潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため記載しておりません。	１株当たり純資産額　1,443.51円 １株当たり当期純利益　75.27円 潜在株式調整後１株当たり当期純利益　75.26円 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　1,479.79円 １株当たり当期純利益　131.21円 なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	－	8,852
普通株主に帰属しない金額（百万円）	－	120
（うち利益処分による取締役賞与金）	－	(120)
普通株式に係る当期純利益（百万円）	－	8,732
期中平均株式数（千株）	－	116,013
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	－	－
普通株式増加数（千株）	－	14
（うち新株予約権）	－	(14)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－

（重要な後発事象）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
該当事項はありません。	同左

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	アイジャパン㈱	200,000	100
		浜井産業㈱	854,000	65
		㈱メガネスーパー	3,800	57
		愛眼㈱	80,041	53
		㈱ハーフ・センチュリー・モア	1,000	50
		㈱アイトピア	30,000	30
		㈱ビジョンメガネ	110,000	25
		㈱メガネトップ	27,000	24
		㈱東陽印刷所	100,000	5
		㈱みどり会	10,000	5
		その他４銘柄	41,010	0
		小計	1,456,851	416
計			1,456,851	416

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	28,098	1,405	1,445	28,058	17,026	1,066	11,031
構築物	2,390	510	130	2,770	2,001	79	769
熔解炉	1,451	579	574	1,456	471	41	985
機械装置	74,199	9,941	4,551	79,589	65,042	6,734	14,547
車両運搬具	123	39	24	137	90	17	46
工具器具備品	10,765	977	1,193	10,550	5,411	459	5,138
土地	6,801	155	264	6,692	—	—	6,692
建設仮勘定	1,555	7,963	7,643	1,876	—	—	1,876
有形固定資産計	125,386	21,572	15,826	131,131	90,044	8,399	41,087
無形固定資産							
施設利用権	214	—	—	214	151	6	63
借地権	24	—	—	24	—	—	24
ソフトウェア	5,128	734	21	5,841	3,691	912	2,149
その他	1,508	647	—	2,155	1,418	214	736
無形固定資産計	6,875	1,381	21	8,235	5,261	1,132	2,973
長期前払費用	2,350	824	178	2,996	2,328	138	667
繰延資産							
――――	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1．当期増加額のうち主なものは、次のとおりであります。

機械装置	熊本工場のエレクトロニクス製品製造用設備	1,559百万円
	長坂工場のエレクトロニクス製品製造用設備	1,478百万円
	八王子工場のエレクトロニクス製品製造用設備	940百万円

2．有形固定資産の当期増加額には、上記（注）1．以外に、ＨＯＹＡクリスタル㈱等子会社５社との合併による増加額6,746百万円（機械装置4,350百万円、建物966百万円ほか）が含まれております。

3．当期減少額のうち主なものは、次のとおりであります。

機械装置	八王子工場のエレクトロニクス製品製造用設備	762百万円
	長坂工場のエレクトロニクス製品製造用設備	594百万円

4．当期償却額は、損益計算書に区分掲記したもののほかに、製造経費の減価償却費に7,965百万円及び研究開発費に133百万円、販売費及び一般管理費の研究開発費に631百万円、その他の科目に166百万円含まれております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			6,264	―	―	6,264
資本金のうち既発行株式	普通株式	（株）	(116,124,405)	(―)	(―)	(116,124,405)
	普通株式	（百万円）	6,264	―	―	6,264
	計	（株）	(116,124,405)	(―)	(―)	(116,124,405)
	計	（百万円）	6,264	―	―	6,264
資本準備金及びその他資本剰余金	（資本準備金）					
	株式払込剰余金	（百万円）	15,370	―	―	15,370
	合併差益	（百万円）	528	―	―	528
	計	（百万円）	15,898	―	―	15,898
利益準備金及び任意積立金	利益準備金	（百万円）	1,566	―	―	1,566
	任意積立金					
	特別償却準備金	（百万円）	495	136	150	480
	固定資産圧縮積立金	（百万円）	929	95	107	917
	別途積立金	（百万円）	130,241	10,000	―	140,241
	計	（百万円）	131,666	10,231	257	141,640
	合計	（百万円）	133,232	10,231	257	143,206

（注）1．当期末における自己株式数は951,050株であります。

2．任意積立金の当期増加額及び当期減少額は、すべて前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	1,650	425	120	※1 444	1,510
賞与引当金	2,681	2,529	2,681	―	2,529
役員退職慰労金引当金	173	48	―	―	221
特別修繕引当金	443	181	361	―	263

（注）※1．一般債権に対する貸倒実績率の見直しによる戻入額424百万円及び債権回収による戻入額19百万円であります。

被合併会社（HOYAクリスタル株式会社）の財務諸表

平成15年３月１日付の当社との合併により消滅したHOYAクリスタル株式会社の最終事業年度に係る財務諸表は次のとおりであります。

(1) 財務諸表

① 貸借対照表

		第45期 平成14年３月31日現在		
区分	注記番号	金額（百万円）		構成比(%)
（資産の部）				
Ⅰ　流動資産				
１．現金及び預金			106	
２．受取手形	※３		328	
３．売掛金			1,168	
４．商品			131	
５．製品			1,536	
６．原材料			224	
７．仕掛品			752	
８．貯蔵品			116	
９．前払費用			18	
10．前払年金費用			128	
11．未収還付法人税			11	
12．預け金	※１		231	
13．繰延税金資産			68	
14．その他			43	
15．貸倒引当金			△12	
流動資産合計			4,856	73.5

		第45期 平成14年3月31日現在		
区分	注記番号	金額（百万円）		構成比(%)
Ⅱ　固定資産				
(1)有形固定資産				
1．建物		958		
減価償却累計額		597	361	
2．構築物		511		
減価償却累計額		372	138	
3．熔解炉		256		
減価償却累計額		146	109	
4．機械装置		5,140		
減価償却累計額		4,586	553	
5．車両運搬具		16		
減価償却累計額		15	1	
6．工具器具備品		1,207		
減価償却累計額		1,080	126	
7．土地			8	
8．建設仮勘定			13	
有形固定資産合計			1,313	19.9
(2)無形固定資産			28	0.4
(3)投資その他の資産				
1．投資有価証券			1	
2．長期前払費用			105	
3．繰延税金資産			265	
4．その他			87	
5．貸倒引当金			△46	
投資その他の資産合計			412	6.2
固定資産合計			1,754	26.5
資産合計			6,610	100.0

区分	注記番号	第45期 平成14年3月31日現在 金額（百万円）		構成比 (%)
（負債の部）				
I　流動負債				
1．支払手形			235	
2．買掛金			422	
3．未払金			320	
4．未払費用			281	
5．前受金			18	
6．預り金			3	
7．賞与引当金			115	
8．その他			73	
流動負債合計			1,470	22.2
II　固定負債				
1．退職給付引当金			235	
2．役員退職慰労金引当金			4	
3．特別修繕引当金			186	
固定負債合計			426	6.5
負債合計			1,897	28.7
（資本の部）				
I　資本金	※2		1,930	29.2
II　資本準備金			1,450	21.9
III　利益準備金			107	1.6
IV　その他の剰余金				
1．任意積立金				
別途積立金		1,454	1,454	
2．当期未処理損失			227	
その他の剰余金合計			1,226	18.6
V　その他有価証券評価差額金			0	0.0
資本合計			4,713	71.3
負債資本合計			6,610	100.0

② 損益計算書

		第45期 自 平成13年４月１日 至 平成14年３月31日		
区分	注記番号	金額（百万円）		百分比（%）
Ⅰ 売上高			8,179	100.0
Ⅱ 売上原価				
１．期首商品たな卸高		150		
２．期首製品たな卸高		1,552		
３．当期商品仕入高		404		
４．当期製品製造原価		4,723		
合計		6,829		
５．期末商品たな卸高		131		
６．期末製品たな卸高		1,536		
７．他勘定へ振替高	※１	8	5,154	63.0
売上総利益			3,024	37.0
Ⅲ 販売費及び一般管理費	※２			
１．荷造運搬費		256		
２．広告宣伝費		287		
３．貸倒引当金繰入額		15		
４．給料手当		874		
５．賞与引当金繰入額		40		
６．退職給付費用		116		
７．役員退職慰労金引当金繰入額		4		
８．減価償却費		39		
９．支払手数料		225		
10．支払賃借料		467		
11．その他		614	2,940	36.0
営業利益			84	1.0

区分	注記番号	第45期 自　平成13年４月１日 至　平成14年３月31日 金額（百万円）		百分比(%)
Ⅳ　営業外収益				
１．受取利息		0		
２．受取配当金		0		
３．受取手数料		8		
４．受取賃貸料		7		
５．為替差益		13		
６．その他		41	70	0.9
Ⅴ　営業外費用				
１．雑損失		166	166	2.0
経常損失			11	△0.1
Ⅵ　特別損失				
１．退職加算金		308		
２．固定資産処分損	※３	59		
３．原材料処分損		51		
４．工場操業休止関連費用		8	426	5.3
税引前当期純損失			438	△5.4
法人税、住民税及び事業税		9		
法人税等調整額		△181	△171	2.1
当期純損失			266	△3.3
前期繰越利益			39	
当期未処理損失			227	

製造原価明細書

		第45期 自　平成13年４月１日 至　平成14年３月31日		
区分	注記番号	金額（百万円）		百分比（%）
Ⅰ　原材料費			574	13.0
Ⅱ　労務費			1,687	38.0
Ⅲ　経費				
1．外注加工費		220		
2．その他経費		1,956		
経費計			2,176	49.0
当期総製造費用			4,438	100.0
期首仕掛品たな卸高			903	
他勘定より振替高			134	
合計			5,475	
期末仕掛品たな卸高			752	
当期製品製造原価			4,723	

（注）1．他勘定より振替高は、主として原価差額の調整配賦額であります。
2．原価計算の方法は製品別工程別総合原価計算を採用しております。
3．その他経費のうち主なものは次のとおりであります。

科目	第45期
荷造包装費	442百万円
減価償却費	354百万円
電力料	221百万円
消耗材料費	169百万円
燃料費	153百万円

③　損失処理計算書

		第45期 株主総会承認日 平成14年６月18日	
区分	注記番号	金額（百万円）	
Ⅰ　当期未処理損失			227
Ⅱ　次期繰越損失			227

重要な会計方針

区分	第45期 自　平成13年４月１日 至　平成14年３月31日
１．有価証券の評価基準及び評価方法	その他有価証券 (1) 時価のあるもの 当期末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） (2) 時価のないもの 移動平均法による原価法
２．たな卸資産の評価基準及び評価方法	(1) 商品、製品、仕掛品 総平均法による原価法 (2) 原材料 総平均法による原価法（一部最終仕入原価法による原価法） (3) 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法
３．固定資産の減価償却の方法	(1)有形固定資産 平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物15～50年、機械装置９～13年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。 (3) 長期前払費用 法人税法の規定による均等償却
４．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。

区分	第45期 自　平成13年４月１日 至　平成14年３月31日
	(3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した期の翌期から当該年数にわたって費用処理をしております。 (4)役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。 (5)特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。
５．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
６．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。
７．その他財務諸表作成のための重要な事項	消費税及び地方消費税の会計処理 税抜方式を採用しております。

注記事項

（貸借対照表関係）

第45期 平成14年３月31日現在
※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 預け金　　231百万円
※２．資本金 会社が発行する株式の総数　　3,840,000株 発行済株式の総数　　2,960,000株
※３．期末日満期手形の会計処理 期末日満期手形は手形交換日をもって決済処理しております。従って、当期末日は、金融機関の休日であったため、当期末日満期手形が「受取手形」に30百万円含まれております。

（損益計算書関係）

第45期 自　平成13年４月１日 至　平成14年３月31日
※１．他勘定へ振替高 見本品費4百万円、広告宣伝費2百万円、その他の費用1百万円であります。
※２．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　　45百万円 当期製造費用　　4 計　　50
※３．固定資産処分損 機械装置37百万円、工具器具備品13百万円及びその他有形固定資産8百万円の処分損であります。

（リース取引関係）

第45期 自　平成13年４月１日 至　平成14年３月31日
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	3	778	782
減価償却累計額相当額	2	405	408
期末残高相当額	0	373	373

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	111百万円
１年超	262
合計	373

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料および減価償却費相当額

支払リース料	148百万円
減価償却費相当額	148

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

（有価証券関係）

１．その他有価証券で時価のあるもの

	種類	第45期（平成14年３月31日）		
		取得原価（百万円）	貸借対照表計上額（百万円）	差額（百万円）
貸借対照表計上額が取得原価を超えるもの	株式	0	1	0

２．時価のない主な有価証券の内容

	第45期（平成14年３月31日）
	貸借対照表計上額（百万円）
その他有価証券	
非上場株式（店頭売買を除く）	0

(デリバティブ取引関係)

当事業年度において、当社はデリバティブ取引を全く利用していないため、該当事項はありません。

(税効果会計関係)

第45期 自 平成13年4月1日 至 平成14年3月31日	
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(1) 流動の部	
繰延税金資産	
退職加算金否認額	97百万円
賞与引当金損金算入限度超過額	22
その他	5
繰延税金資産合計	125
繰延税金負債	
前払年金費用	54
未払事業税否認額	2
繰延税金負債合計	56
繰延税金資産の純額	68
(2)固定の部	
繰延税金資産	
固定資産評価損否認額	86百万円
退職給付引当金損金算入限度超過額	68
繰越欠損金否認額	57
原材料処分損否認額	21
その他	31
繰延税金資産合計	265
繰延税金負債	
固定資産圧縮積立金	0百万円
繰延税金負債合計	0
繰延税金資産の純額	265
2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳	
法定実効税率	41.7%
(調整)	
交際費等永久に損金に算入されない項目	△3.3
住民税均等割等	△2.1
その他	2.8
税効果会計適用後の法人税等の負担率	39.1

(退職給付関係)

第45期 自　平成13年４月１日 至　平成14年３月31日
1．採用している退職給付制度の概要 当社は、退職一時金制度及び厚生年金基金制度を採用しております。 また、従業員の退職に際して、退職給付会計に準拠した数理計算による退職給付債務の対象とされない特別加算金を支払う場合があります。

2．退職給付債務に関する事項

退職給付債務	8,739百万円
年金資産	△5,250
未積立退職給付債務	3,488
会計基準変更時差異の未処理額	200
未認識過去勤務債務（債務の減少額）	116
未認識数理計算上の差異（債務の増加額）	△3,698
前払年金費用	128
退職給付引当金	235

（注）1．退職給付債務及び年金資産は、厚生年金基金の代行部分を含めて記載しております。
2．過去勤務債務（債務の減額）は、平成12年３月の厚生年金基金法の改正に伴い、厚生年金基金の代行部分に係る支給開始年齢の引上げについての規約改正を行ったことにより発生しております。

3．退職給付費用に関する事項

勤務費用	194百万円
利息費用	252
期待運用収益	△321
会計基準変更時差異の費用の減額処理額	△15
過去勤務債務の費用の減額処理額	△11
数理計算上の差異の費用処理額	138
小計	235
退職加算金	308
退職給付費用	544

（注）1．勤務費用は、厚生年金基金に対する従業員拠出額を控除して記載しております。
2．過去勤務債務の費用の減額処理額は、上記2．（注）2に記載した過去勤務債務に係る当期に処理した額であります。

4．退職給付債務等の計算基礎に関する事項

(1)割引率	2.5%
(2)期待運用収益率	5.5%
(3)退職給付見込額の期間配分方法	期間定額基準
(4)会計基準変更時差異の処理年数	15年
(5)過去勤務債務の処理年数	12年
(6)数理計算上の差異の処理年数	12年

関連当事者との取引

当社は、消費税及び地方消費税に係る会計処理方法につき税抜方式を採用しているため、以下の取引金額には消費税及び地方消費税を含めず、残高には消費税及び地方消費税を含めた額を記載しております。

第45期（自　平成13年４月１日　至　平成14年３月31日）

１．兄弟会社等

属性	会社等の名称	住所	資本金又は出資金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
親会社の子会社	HOYAクリスタルショップ㈱	東京都新宿区	80	当社製品の販売	なし	１名	―	当社製品の販売	319	売掛金	176
親会社の子会社	HOYA CRYSTAL, INC.	New York, U.S.A	564	当社製品の販売	なし	―名	―	当社製品の販売	162	売掛金	70

（１株当たり情報）

第45期 自　平成13年４月１日 至　平成14年３月31日
１株当たり純資産額　　1,592.52円 １株当たり当期純損失　　90.08円 なお、潜在株式調整後１株当たり当期純利益については、１株当たり当期純損失を計上しており、また、新株引受権付社債及び転換社債の発行がないため記載しておりません。

（重要な後発事象）

第45期 自　平成13年４月１日 至　平成14年３月31日
該当事項はありません。

⑤ 附属明細表

有価証券明細表

有価証券は、資産の総額の100分の１以下であるため、記載を省略しております。

有形固定資産等明細表

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	945	17	3	958	597	34	361
構築物	509	2	0	511	372	21	138
熔解炉	258	1	3	256	146	10	109
機械装置	5,103	116	79	5,140	4,586	205	553
車両運搬具	15	1	0	16	15	1	1
工具器具備品	1,186	75	54	1,207	1,080	115	126
土地	8	-	-	8	-	-	8
建設仮勘定	67	13	67	13	-	-	13
有形固定資産計	8,094	227	209	8,112	6,799	389	1,313
無形固定資産	62	-	-	62	33	5	28
長期前払費用	262	42	0	304	199	45	105
繰延資産							
――――	-	-	-	-	-	-	-
繰延資産計	-	-	-	-	-	-	-

（注）１．当期増加額のうち主なものは、次のとおりであります。

機械装置	ＰＴ14号機	43百万円
	ＲＡ炉冷修	19百万円
工具器具備品	成形金型	69百万円

２．当期減少額のうち主なものは、次のとおりであります。

機械装置	ＮＯ．６、クライン混酸・硫酸クッションタンク	11百万円
	ＲＤＳ－２ＩＰ機	9百万円

３．当期償却額は、損益計算書に区分掲記したもののほかに、製造経費の減価償却費に354百万円、販売費及び一般管理費の研究開発費に０百万円含まれております。

資本金等明細表

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			1,930	-	-	1,930
資本金のうち既発行株式	普通株式	（株）	(2,960,000)	(-)	(-)	(2,960,000)
	普通株式	（百万円）	1,930	-	-	1,930
	計	（株）	(2,960,000)	(-)	(-)	(2,960,000)
	計	（百万円）	1,930	-	-	1,930
資本準備金及びその他の資本剰余金	（資本準備金） 株式払込剰余金	（百万円）	1,450	-	-	1,450
	計	（百万円）	1,450	-	-	1,450
利益準備金及び任意積立金	利益準備金	（百万円）	96	11	-	107
	任意積立金 別途積立金	（百万円）	1,394	60	-	1,454
	計	（百万円）	1,394	60	-	1,454
	合計	（百万円）	1,490	71	-	1,561

（注）　利益準備金及び別途積立金の当期増加額は、前期決算の利益処分によるものであります。

引当金明細表

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	86	28	42	※1　13	58
賞与引当金	221	115	221	-	115
役員退職慰労金引当金	22	4	22	-	4
特別修繕引当金	146	94	53	-	186

（注）※1．一般債権に対する貸倒実績率の見直しによる戻入額11百万円及び債権回収による戻入額1百万円であります。

(2) 【主な資産及び負債の内容】

(a) 資産の部

(イ) 現金及び預金

区分	金額（百万円）
現金	400
当座預金	19,307
普通預金	19,214
定期預金	2,404
別段預金	40
預金計	40,967
合計	41,368

(ロ) 受取手形

① 部門別内訳

区分	金額（百万円）	主な相手先及び金額	
			（百万円）
エレクトロオプティクス	5,627	ソニーセミコンダクタ九州㈱	942
		セイコーエプソン㈱	848
		ソニーEMCS㈱千葉テック	735
ビジョンケア	5,201	㈱メガネスーパー	784
		アイジャパン㈱	640
		㈱サン・トピア	314
クリスタル	168	シャディ㈱	10
合計	10,997	―	

② 受取手形の期日別内訳

期日別	金額（百万円）
平成15年４月	3,342
〃　５月	2,904
〃　６月	2,257
〃　７月	1,784
〃　８月	181
〃　９月以降	526
計	10,997

(ハ) 売掛金

① 部門別内訳

区分	金額（百万円）	主な相手先及び金額	
			（百万円）
エレクトロオプティクス	28,390	HOYA CORPORATION USA	1,913
		大日本印刷㈱	1,724
		シャープ㈱	1,675
ビジョンケア	5,842	㈱メガネスーパー	373
		㈱サン・トピア	141
		HOYA LENS OF AMERICA, INC.	129
クリスタル	647	TIFFANY & CO.	73
合計	34,880	—	

② 売掛金の発生及び回収並びに滞留状況

期首残高（百万円） A	当期発生高（百万円） B	当期回収高（百万円） C	当期末残高（百万円） D	回収率（%） $\frac{C}{A+B}$	滞留期間（日） $\frac{A+D}{2} \div \frac{B}{365日}$
33,566	164,345	163,031	34,880	82.4	76.0

(ニ) 商品

種別	金額（百万円）
エレクトロオプティクス商品	109
ビジョンケア商品	2,874
クリスタル商品	81
合計	3,065

(ホ) 製品

種別	金額（百万円）
エレクトロオプティクス製品	1,548
ビジョンケア製品	1,719
クリスタル製品	876
合計	4,144

(ヘ)半製品

種別	金額（百万円）
エレクトロオプティクス製品	1,926
ビジョンケア製品	27
クリスタル製品	—
合計	1,954

(ト) 原材料

種別	金額（百万円）
ガラス材料	1,705
金属材料、ガラス原料及び付属品	158
合計	1,864

(チ)仕掛品

種別	金額（百万円）
エレクトロオプティクス製品	1,839
ビジョンケア製品	1,406
クリスタル製品	305
合計	3,551

(リ) 貯蔵品

種別	金額（百万円）
補助材料	2,047
合計	2,047

(ヌ) 関係会社株式

銘柄	金額（百万円）
HOYA HOLDINGS, INC.	13,997
HOYA LENS EUROPE N.V.	13,184
HOYA HOLDINGS ASIA PACIFIC PTE LTD.	6,479
その他	8,998
合計	42,660

(b) 負債の部

(イ) 支払手形

① 相手先別内訳

相手先	金額（百万円）
ニッキ㈱	47
㈱近鉄ロジスティックス・システム	46
アヒコファインテック㈱	41
㈱ＪＭＡＭチェンジコンサルティング	41
㈱近鉄エクスプレス九州	31
その他	486
合計	696

② 支払手形の期日別内訳

期日	金額（百万円）
平成15年４月	173
〃　５月	232
〃　６月	147
〃　７月	141
合計	696

(ロ) 買掛金

相手先	金額（百万円）
HOYA OPTICS (THAILAND) LTD.	3,484
HOYA GLASS DISK (THAILAND) LTD.	915
HOYA MAGNETICS SINGAPORE PTE LTD.	696
HOYA OPTICAL (ASIA) CO., LTD.	460
東芝セラミックス㈱	319
その他	12,430
合計	18,307

(3) 【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
株主名簿閉鎖の期間	－
基準日	３月31日
株券の種類	100,000株券、10,000株券、1,000株券及び100株券とする。ただし、100株未満の株式につきその株数を表示した株券を発行することができる。
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	無料
単元未満株式の買取り、買増し	
取扱場所	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号 ＵＦＪ信託銀行株式会社
取次所	ＵＦＪ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
買取・買増手数料	無料
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	該当事項なし

第７【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類

事業年度（第64期）　自　平成13年４月１日　至　平成14年３月31日　平成14年６月24日関東財務局長に提出。

(2) 半期報告書

（第65期中）　自　平成14年４月１日　至　平成14年９月30日　平成14年12月20日関東財務局長に提出。

(3) 臨時報告書

平成15年３月６日関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書であります。

(4) 自己株券買付状況報告書

報告期間（自　平成14年６月21日　至　平成14年６月30日）平成14年７月12日関東財務局長に提出

報告期間（自　平成14年７月１日　至　平成14年７月31日）平成14年８月14日関東財務局長に提出

報告期間（自　平成14年８月１日　至　平成14年８月31日）平成14年９月11日関東財務局長に提出

報告期間（自　平成14年９月１日　至　平成14年９月30日）平成14年10月11日関東財務局長に提出

報告期間（自　平成14年10月１日　至　平成14年10月31日）平成14年11月12日関東財務局長に提出

報告期間（自　平成14年11月１日　至　平成14年11月30日）平成14年12月９日関東財務局長に提出

報告期間（自　平成14年12月１日　至　平成14年12月31日）平成15年１月10日関東財務局長に提出

報告期間（自　平成15年１月１日　至　平成15年１月31日）平成15年２月12日関東財務局長に提出

報告期間（自　平成15年２月１日　至　平成15年２月28日）平成15年３月11日関東財務局長に提出

報告期間（自　平成15年３月１日　至　平成15年３月31日）平成15年４月11日関東財務局長に提出

報告期間（自　平成15年４月１日　至　平成15年４月30日）平成15年５月12日関東財務局長に提出

報告期間（自　平成15年５月１日　至　平成15年５月31日）平成15年６月５日関東財務局長に提出

(5) 有価証券通知書及びその添付書類

平成15年５月26日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

[English Translation]

Please be sure to detach this side of the postcard when mailing the Notice of Exercise of Voting Rights.

(detach here)

Business reply mail

Postcard

137-8683

Approved by New Tokyo Branch 661

Effective until June 30, 2003

(Recipient)
New Tokyo Post Office
Post Box No. 29

Transfer Agent
To: Transfer Agent Department, UFJ Trust Bank Limited

1378683 10

*Please mail this postcard without stamps.
*Please do not use this on or after the date of the General Meeting of Shareholders indicated on the revserse side.

[English Translation]

Number of shares as of Record Date

_____________ shares
(number of shares on Register of Record Shareholders)

_____________ shares
(number of shares on Register of Actual Shareholders)

____

The number of voting rights shall be one (1) per unit of shares if the Company adopts the unit of shares system.

Requests

* If you attend the General Meeting of Shareholders on the day, please show this form at the reception.

** If you cannot attend the General Meeting of Shareholders on the day, please indicate your approval or dissaproval to the propositions on this form with your seal affixed and post it detatching this portion so as to be delivered not later than one (1) day before the Shareholders' Meeting..
HOYA Corporation

____
Shareholder number

Notice of Exercise of Voting Rights

To: HOYA Corporation

Date of General Meeting of Shareholders: June 20, 2003

number of voting rights: ____________________ unit(s)

Proposition	Approval/Disapproval
No.1	Approve/Disapprove
No.2	Approve/Disapprove
No.3	Approve/Disapprove
No.4	Approve/Disapprove
except the following candidate(s) ( )	
No.5	Approve/Disapprove
No.6	Approve/Disapprove
No.7	Approve/Disapprove

I hereby exercise my voting right(s) in connection with the propositions at the Ordinary General Meeting of Shareholders of your company to be held on the above-mentioned date as indicated on the right hand side (approval/disapproval indicated by ○).

If the meeting is continuted or adjourned, I will also exercise my voting right(s) in the above-mentioned manner.

_____ _____, 200__

(seal)

(Warning)
No indication of approval or disapproval to each proposition will be treated as declaration of approval.

(Please be acknowledged that this form is sent though the transfer agent of your company.)

TKO /67646.1

RECEIVED
2004 JUN 21 P 12:05
FFICE OF INTERNATIONAL
CORPORATE FINANCE

グローバル企業として発展を続ける、
それがHOYAのいまの姿です。

HOYA

当社は、創立以来、高度なオプティクス技術をもとに多角化をすすめ、エレクトロニクス、ホトニクス、ビジョンケア、ヘルスケア、クリスタル等の各事業を展開するグローバルな企業として発展を続けています。


HOYA

●分野別連結売上高構成比


4.4%
49.4%
46.2%
3.3%
49.2%
47.5%
生活文化分野
アイケア分野
情報・通信分野
平成14年3月期
平成15年3月期

●地域別連結売上高構成比


4.8%
13.2%
14.5%
67.5%
平成15年3月期
■日本 ■北米 ■欧州 ■アジア

●連結売上高の推移（単位：百万円）


■海外 ■国内 数字は合計数字
250,000
200,000
150,000
100,000
50,000
0
201,110
236,802
235,265
246,293
平成12年3月期
平成13年3月期
平成14年3月期
平成15年3月期

●連結当期純利益の推移（単位：百万円）


25,000
20,000
15,000
10,000
5,000
0
20,715
21,860
23,740
20,037
平成12年3月期
平成13年3月期
平成14年3月期
平成15年3月期

第65期 決算公告

HOYA株式会社 代表執行役 最高経営責任者 鈴木 洋

平成15年6月21日

貸借対照表の要旨
（平成15年3月31日現在）

（単位：百万円）

資産の部 科目	金額
流動資産	116,849
現金及び預金	41,368
受取手形	10,997
売掛金	34,880
その他	30,128
貸倒引当金	△ 525
固定資産	92,538
有形固定資産	41,087
建物	11,031
機械装置	15,532
土地	6,692
その他	7,830
無形固定資産	2,973
投資等	48,477
投資有価証券	2,161
子会社株式	40,915
その他	6,385
貸倒引当金	△ 985
資産合計	209,387

負債及び資本の部 科目	金額
流動負債	42,513
買掛金	18,307
預り金	9,795
その他	14,410
固定負債	500
特別修繕引当金	263
その他	236
負債合計	43,013
資本金	6,264
資本剰余金	15,898
資本準備金	15,898
利益剰余金	151,248
利益準備金	1,566
任意積立金	141,640
当期未処分利益	8,042
（うち当期利益）	(8,852)
株式等評価差額金	15
自己株式	△7,052
資本合計	166,374
負債及び資本合計	209,387

損益計算書の要旨
（平成14年4月1日から 平成15年3月31日まで）

（単位：百万円）

科目	金額
営業収益	159,432
営業費用	132,895
営業利益	26,536
営業外収益	5,548
営業外費用	2,624
経常利益	29,460
特別利益	67
特別損失	15,187
税引前当期利益	14,340
法人税、住民税及び事業税	670
法人税等調整額	4,817
当期利益	8,852
前期繰越利益	3,507
合併に伴う未処理損失受入額	1,415
中間配当額	2,902
当期未処分利益	8,042

（注）
1. 有形固定資産の減価償却累計額 90,044百万円
2. 1株当たり当期利益 75円27銭
3. 商法第290条第1項第6号に規定する純資産額15百万円

（ご参考） 連結貸借対照表の要旨
（平成15年3月31日現在）

（単位：百万円）

資産の部 科目	金額
流動資産	178,153
現金及び預金	75,694
受取手形及び売掛金	58,945
棚卸資産	32,360
その他	11,153
固定資産	95,723
有形固定資産	77,237
無形固定資産	5,106
投資その他の資産	13,379
投資有価証券	5,739
その他	7,639
繰延資産	411
資産合計	274,288

負債、少数株主持分及び資本の部 科目	金額
流動負債	47,889
固定負債	1,996
負債合計	49,886
少数株主持分	183
資本金	6,264
資本剰余金	15,898
利益剰余金	216,271
その他有価証券評価差額金	15
為替換算調整勘定	△7,178
自己株式	△7,052
資本合計	224,218
負債、少数株主持分及び資本合計	274,288

連結損益計算書の要旨
（平成14年4月1日から 平成15年3月31日まで）

（単位：百万円）

科目	金額
営業収益	246,293
営業費用	193,310
営業利益	52,982
営業外収益	3,038
営業外費用	5,146
経常利益	50,874
特別利益	1,469
特別損失	23,600
税金等調整前当期純利益	28,742
法人税、住民税及び事業税	5,648
法人税等調整額	3,028
少数株主利益	28
当期純利益	20,037

（注）当年度末の連結子会社は52社、持分法適用会社は2社です。

HOYA株式会社 〒161-8525 東京都新宿区中落合2-7-5 証券コード7741 ►http://www.hoya.co.jp/

日本経済 03. 6. 21

HOYA

平成15年7月22日

各　位

会　社　名　HOYA株式会社
代表者名　代表執行役CEO　鈴木　洋
（コード番号　7741　東証第一部）
問合せ先　CFO　江間　賢二
（TEL　03-3952-1160）

自己株式の公開買付けに関するお知らせ

当社は、本日開催の当社取締役会において、自己株式取得のための公開買付けを行うことを決議いたしましたので、お知らせいたします。

記

1．買付けの目的

平成15年6月20日開催の第65期定時株主総会において、商法第210条第1項の規定に基づく自己株式の取得に関する取締役会への授権決議を行っておりますので、このたび、経営環境の変化に対応した機動的な経営を行うため本公開買付けを行うものであります。

2．自己株式の取得に関する決議内容（平成15年6月20日　当社定時株主総会にて）

(1)　取得する株式の種類	普通株式
(2)　取得する株式の総数	11,500,000株を上限とする
(3)　株式の取得価額の総額	85,000,000,000円を上限とする

（発行済み株式総数に対する割合は9.9%）

3．買付けの期間

平成15年7月23日（水曜日）から平成15年8月12日（火曜日）まで

4．買付けの価格

1株につき8,303円

5．買付け価格の算定基礎

公開買付けを決議した取締役会開催日の前営業日（平成15年7月18日）の東京証券取引所市場第一部における当社普通株式の終値から3%ディスカウントとしました（1円未満四捨五入）。

6．買付け予定の株数

4,000,000株

7．買付けに要する資金

33,234,000,000円

8．その他

当社の株主である有限会社スズキインターナショナルから、本公開買付けに対して応募する意向がある旨の通知を受けております。

以　上

公開買付届出書

平成15年７月

ＨＯＹＡ株式会社

(301006)

公開買付届出書

関東財務局長殿

平成15年7月23日提出

届出者	名称	ＨＯＹＡ株式会社 取締役兼代表執行役 最高経営責任者　鈴木　洋
	所在地	東京都新宿区中落合二丁目7番5号
	最寄りの連絡場所	同上
	電話番号	03－3952－1160
	連絡者	ＣＦＯ　江間賢二
代理人	氏名又は名称	該当なし
	住所又は所在地	同上
	最寄りの連絡場所	同上
	電話番号	同上
	連絡者	同上

公開買付届出書の写しを縦覧に供する場所

名称	所在地
ＨＯＹＡ株式会社	東京都新宿区中落合二丁目7番5号
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共18枚）

目次

(注) 本書中の記載において、「法」とは証券取引法、「令」とは証券取引法施行令、「府令」とは発行者である会社による上場株券等の公開買付けの開示に関する内閣府令のことを指します。

第１　公開買付要項

１．買付け等をする上場株券等に係る株式の種類

普通株式

２．買付け等の目的

当社は、経営環境の変化に対応した機動的な経営を行うため、平成15年６月20日開催の定時株主総会において、商法第210条第１項の規定に基づき、自己株式の取得に関する取締役会への授権決議を行っております。この定時株主総会決議を受け、平成15年７月22日開催の取締役会において、自己株式の取得を行うことを決議いたしました。これに伴い、本公開買付けを行うものであります。

３．定時総会又は取締役会の決議等の内容等

発行済株式の総数（平成15年７月23日現在）		116,124,405株
定時総会における決議内容	種類	普通株式
	総数	11,500,000株
	取得価額の総額	85,000,000,000円
取締役会における決議内容	種類	－
	総数	－　株
	取得価額の総額	－　円
その他（－）	種類	－
	総数	－　株
	取得価額の総額	－　円
上記の決議に基づいて既に取得した自己の株式に係る上場株券等	種類	－
	総数	－　株
	取得価額の総額	－　円

（注）取得する株式の総数の発行済株式総数に占める割合は、9.9％であります。

４．買付け等の期間、買付け等の価格、算定の基礎及び買付予定の上場株券等の数

買付け等の期間	平成15年７月23日から平成15年８月12日まで（21日間）	公告日	平成15年７月23日		
		公告掲載新聞名	日本経済新聞及び毎日新聞		
買付け等の価格等		株式の種類	買付け等の価格		
		普通株式	１株につき金8,303円		
		算定の基礎	公開買付けを決議した取締役会開催日の前営業日（平成15年７月18日）の東京証券取引所における当社普通株式の終値から３％ディスカウントとしました（１円未満四捨五入）。		
買付予定の上場株券等の数		株式の種類	買付予定数	超過予定数	計
		普通株式	4,000,000株	－　株	4,000,000株
		合計	4,000,000株	－　株	4,000,000株

（注）単元未満株式についても、本公開買付けの対象としています。（ただし、応募に際しては、株券を提出する必要があります。）

５．上場株券等の取得に関する許可等

該当事項はありません。

６．応募及び契約の解除の方法

(1) 応募の方法

① 公開買付代理人　ＵＦＪつばさ証券株式会社　東京都千代田区大手町一丁目１番３号

② 公開買付代理人の本店又は全国各支店において、所定の「公開買付応募申込書」に所要事項を記載の上、株券を添えて、買付け等の期間（以下「公開買付期間」といいます。）末日までに応募してください。株券が公開買付代理人（又は公開買付代理人を通じて株式会社証券保管振替機構（以下「保管振替機構」といいます。））により保管されている場合は、株券の提出は不要です。ただし、保管について預り証が発行されている場合には、その預り証もご提出ください。なお、公開買付代理人以外の証券会社を経由した応募の受付は行われません。

③ 応募の際には、上記「公開買付応募申込書」とともに、ご印鑑をご用意ください。また、その際に本人確認書類が必要になる場合があります（注１）。なお、公開買付代理人に口座を開設しておられない場合には、新規に口座を開設していただく必要があります。

④ 外国の居住者である株主（法人株主を含みます。以下「外国人株主」といいます。）は、日本国内の常任代理人を通じて応募してください。

⑤ 個人株主の場合、買付けられた株券にかかる売却代金と取得費の差額は、株式等の譲渡所得等に関する申告分離課税の適用対象となります（注２）。

⑥ 法人株主の場合は、みなし配当課税として、買付価格が１株当たりの資本等の額を超過する部分について、原則としてその差額の10%に相当する金額が源泉徴収されます。

⑦ 応募の受付に際し、公開買付代理人より応募株主に対して、「公開買付応募申込受付票」が交付されます。

⑧ 応募株式の全部又は一部の買付けが行われないこととなった場合、買付けの行われなかった株式は応募株主に返還されます。ただし、応募の際提出された株券の中に１単元（100株）以外の株数の株券が含まれる場合、返還される株券の名義が提出された株券の名義と異なる場合があります。買付けが行われなかったことにより返還される株式について、提出した株券と同一名義の株券の返還を希望される株主は、応募株式の全てについて１単元の株券を提出してください。

（注１）本人確認書類について

ＵＦＪつばさ証券株式会社に新規に口座を開設される場合、又は既に口座を有している法人株主及び日本国内の常任代理人を通じて応募する外国人株主の場合、次の本人確認書類が必要となります。なお、本人確認書類等の詳細につきましては、公開買付代理人にお尋ねください。

個　　　人・・・印鑑登録証明書、健康保険証、運転免許証、パスポート等
本人特定事項　①氏名　②住所　③生年月日

法　　　人・・・登記簿謄本、官公庁から発行された書類等
本人特定事項　①名称　②本店又は主たる事務所の所在地
法人自体の本人確認に加え、代表者もしくは代理人・取引担当者個人（契約の締結等の任に当たる者）の本人確認が必要となります。

外国人株主・・・常任代理人に係る上記書類に加えて、常任代理人との間の委任契約に係る委任状又は契約書（当該外国人株主の氏名又は名称、代表者の氏名及び国外の住所地の記載のあるものに限る）の写し。並びに常任代理人が金融機関以外の場合は日本国政府の承認した外国政府又は権限ある国際機関の発行した書類その他これに類するもので、居住者の本人確認書類に準じるもの。

（注２）株式等の譲渡所得等に関する申告分離課税について（個人株主の場合）

個人株主の方につきましては、株式等の譲渡所得等に関する税制が改正され、平成15年１月１日以降の譲渡につきましては、申告分離課税に一本化されました。公開買付けへの応募による売却につきましても、通常の証券会社を通じた売却として取扱われることとなります。税務上の具体的なご質問等は税理士などの専門家にご相談いただき、ご自身でご判断いただきますようお願い申し上げます。

(2) 契約の解除の方法

応募株主は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。契約の解除をする場合は、公開買付期間末日までに下記に指定する公開買付代理人に「公開買付応募申込受付票」及び「公開買付応募申込解除届（解除書面）」を交付又は送付してください。ただし、送付の場合は、解除書面が公開買付期間末日までに到達することを条件とします。

解除書面を受領する権限を有する者　　ＵＦＪつばさ証券株式会社
東京都千代田区大手町一丁目１番３号
（その他のＵＦＪつばさ証券株式会社全国各支店）

(3) 上場株券等の返還方法

応募株主が上記「６．応募及び契約の解除の方法」の「(2) 契約の解除の方法」に記載の方法により、公開買付けに係る契約の解除を申し出た場合には、解除手続き終了後速やかに、後記「８．決済の方法」の「(4) 上場株券等の返還方法」に記載の方法により株券を返還いたします。

(4) 上場株券等の保管及び返還を行う証券会社・銀行等の名称及び本店の所在地

ＵＦＪつばさ証券株式会社　　東京都千代田区大手町一丁目１番３号

７．買付け等に要する資金

(1) 買付け等に要する資金

買付代金(a)	33,212,000千円
買付手数料(b)	10,000千円
その他(c)	12,000千円
合計(a)＋(b)＋(c)	33,234,000千円

（注１）買付手数料(b)欄には、公開買付代理人に支払う手数料の見積額を記載しています。
（注２）その他(c)欄には、本公開買付けに関する新聞公告及び公開買付説明書その他必要書類の印刷費その他諸費用につき、その見積額を記載しています。
（注３）上記金額には消費税等は含まれていません。

(2) 買付け等に要する資金に充当しうる預金又は借入金等

	預金の種類	金額
届出日の前日現在の預金等	普通預金	36,000,000千円
	計	36,000,000千円

８．決済の方法

(1) 買付け等の決済をする証券会社・銀行等の名称及び本店の所在地

ＵＦＪつばさ証券株式会社　　東京都千代田区大手町一丁目１番３号

(2) 決済の開始日

平成15年８月20日（水曜日）

(3) 決済の方法

公開買付期間終了後遅滞なく、公開買付けによる買付け等の通知書を応募株主（外国人株主の場合は常任代理人）の住所宛に郵送いたします。買付けは、現金にて行います。買付代金より適用ある源泉徴収税額（注）を差し引いた金額を決済の開始日以後遅滞なく、公開買付代理人から応募株主の指定した場所へ送金するか、公開買付代理人の本店又は全国各支店にてお支払いいたします。

（注）公開買付けにより買付けられた株式に対する課税関係について

（ア）個人株主の場合

買付代金と買付けられた株券にかかる取得価額との差額は、株式等の譲渡所得等に関する申告分離課税の適用対象となります。

（イ）法人株主の場合

みなし配当課税に係る源泉徴収税額（買付価格が１株当たりの資本等の額を超過する部分について、原則として、その10%に相当する金額）が差し引かれます。なお、外国人株主のうち、適用ある租税条約に基づき、係るみなし配当金額に対する所得税の軽減又は免除を受けることを希望する株主は、平成15年８月12日までに公開買付代理人に対して租税条約に関する届出書を提出することを通知するとともに決済の開始日の前営業日（平成15年８月19日）までに同届出書を公開買付代理人にご提出ください。

(4) 上場株券等の返還方法

後記「９．その他買付け等の条件及び方法」の「(1) 法第27条の22の２第２項において準用する法第27条の13第４項第２号に掲げる条件の有無及び内容」及び「(2) 公開買付けの撤回等の開示の方法」に記載の条件に基づき応募株券の全部又は一部を買付けないこととなった場合は、返還することが必要な株券等は、応募株主の指示により、決済の開始日（公開買付けの撤回等を行った場合は撤回等を行った日）以後速やかに、以下の方法により返還いたします。

（ア）応募に際し公開買付代理人に対して株券が提出された場合は、買付けられなかった株券を応募株主への交付又は応募株主（外国人株主の場合は常任代理人）の住所への郵送により返還します。

（イ）公開買付代理人（又は公開買付代理人を通じて保管振替機構）により保管されている株券について応募が行われた場合は、買付けられなかった株券を応募が行われた時の保管の状態に戻します。

９．その他買付け等の条件及び方法

(1) 法第27条の22の２第２項において準用する法第27条の13第４項第２号に掲げる条件の有無及び内容

応募株券の数の合計が買付予定数（4,000,000株）を超えるときは、府令第21条に規定するあん分比例の方式により、株券の買付け等に係る受渡しその他の決済を行います。（各応募株券の数に１単元（100株）未満の株数の部分がある場合、あん分比例の方式により計算される買付株数は各応募株券の数を上限とします。）

あん分比例の方式による計算の結果生じる１単元未満の株数を四捨五入して計算した各応募株主からの買付株数の合計が買付予定数に満たないときは、買付予定数以上になるまで、四捨五入の結果切捨てられた株数の多い応募株主から順次、各応募株主につき１単元（追加して１単元の買付けを行うと応募株券の数を超える場合は応募株券の数までの数）の応募株券の買付けを行います。ただし、切捨てられた株数の等しい複数の応募株主全員からこの方法により買付けを行うと買付予定数を超えることとなる場合には、買付予定数を下回らない範囲で、当該応募株主の中から抽選により買付けを行う株主を決定します。

あん分比例の方式による計算の結果生じる１単元未満の株数を四捨五入して計算した各応募株主からの買付株数の合計が買付予定数を超えるときは、買付予定数を下回らない数まで、四捨五入の結果切上げられた株数の多い応募株主から順次、各応募株主につき買付株数を１単元（あん分比例の方式により計算される買付株数に１単元未満の株数の部分がある場合は当該１単元未満の株数）減少させるものとします。ただし、切上げられた株数の等しい複数の応募株主全員からこの方法により買付株数を減少させると買付予定数を下回ることとなる場合には、買付予定数を下回らない範囲で、当該応募株主の中から抽選により買付株数を減少させる株主を決定します。

(2) 公開買付けの撤回等の開示の方法

当社は、法第27条の22の２第２項において準用する法第27条の11第１項但書に基づき、公開買付けの撤回等を行うことがあります。

この場合は、日本経済新聞及び毎日新聞において公告を行います。ただし、当該公告を公開買付期間末日までに行うことが困難である場合は、府令第11条に規定する方法により公表し、その後直ちに公告を行います。

(3) 応募株主の契約の解除権についての事項

応募株主は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。解除の方法については、前記「６．応募及び契約の解除の方法」の「(2) 契約の解除の方法」に記載の方法によるものといたします。

なお、当社は応募株主による契約の解除に伴う損害賠償又は違約金の支払いを応募株主に請求することはありません。また、保管した応募株券等の返還に要する費用も当社の負担といたします。

(4) 買付条件等の変更をした場合の開示の方法

当社は、公開買付期間中、法第27条の22の２第２項において準用する法第27条の６第３項により禁止される場合を除き、買付条件等の変更を行うことがあります。

この場合は、日本経済新聞及び毎日新聞において公告を行います。ただし、当該公告を公開買付期間末日までに行うことが困難である場合は、府令第11条に規定する方法により公表し、その後直ちに公告を行います。買付条件等の変更がなされた場合、当該公告が行われた日以前の応募株券についても、変更後の買付条件等により買付けを行います。

(5) 訂正届出書を提出した場合の開示の方法

当社が訂正届出書を関東財務局長に提出した場合は、直ちに、訂正届出書に記載した内容のうち、公開買付開始公告に記載した内容に係るものを、府令第11条に規定する方法により公表します。また、直ちに公開買付説明書を訂正し、かつ、既に公開買付説明書を交付している応募株主に対しては、訂正した公開買付説明書を交付して訂正します。ただし、訂正の範囲が小範囲に止まる場合には、訂正の理由、訂正した事項及び訂正後の内容を記載した書面を作成し、その書面を応募株主に交付する方法により訂正いたします。

(6) 公開買付けの結果の開示の方法

本公開買付けの結果については、公開買付期間末日の翌日に、府令第11条に規定する方法により公表いたします。

(7) その他

① 本公開買付けは、直接間接を問わず、米国内においてもしくは米国に向けて行われるものではなく、また、米国の郵便その他の州際通商もしくは国際通商の方法・手段（電話、テレックス、ファクシミリ、電子メール、インターネット通信を含むが、これらに限らない。）を利用して行われるものではなく、さらに米国内の証券取引所施設を通じて行われるものでもありません。
上記方法・手段により、もしくは上記施設を通じて、又は米国内から本公開買付けに応募することはできません。

② 当社の株主である有限会社スズキインターナショナルから、本公開買付けに対して、応募する意向がある旨の通知を受けております。

第２　公開買付者の状況

１．会社の概要

(1) 会社の沿革

昭和16年11月	東京都保谷市（現在西東京市）で東洋光学硝子製造所を創業。 光学ガラス製造に着手。
昭和19年８月	資本金120万円の株式会社に改組、商号を株式会社東洋光学硝子製造所に変更。
昭和20年10月	クリスタルガラス食器製造開始。
昭和22年８月	商号を株式会社保谷クリスタル硝子製造所に変更。
昭和35年11月	東京都昭島市に昭和工場（現　昭島工場）を新設。 保谷光学工業株式会社、山中光学工業株式会社及び保谷光学硝子販売株式会社を吸収合併し、商号を株式会社保谷硝子に変更。
昭和36年10月	東京証券取引所市場第二部へ上場。
昭和37年５月	眼鏡レンズ製造開始。
昭和37年10月	名古屋証券取引所市場第二部へ上場。
昭和38年５月	埼玉県入間市に武蔵工場を新設。
昭和47年12月	ソフトコンタクトレンズ製造開始。
昭和48年２月	東京証券取引所及び名古屋証券取引所の市場第一部へ指定。
昭和49年１月	半導体用マスクサブストレート製造開始。
昭和57年10月	子会社の株式会社保谷電子を吸収合併（現　長坂工場）。
昭和58年１月	東京都八王子市に八王子工場を新設し、半導体用フォトマスク製造開始。
昭和59年８月	新本社ビルを現在地に竣工。
昭和59年10月	子会社の株式会社保谷レンズ及び株式会社保谷クリスタルを吸収合併し、商号をＨＯＹＡ株式会社に変更。
昭和60年４月	埼玉県児玉郡児玉町に児玉開発研究所（現　ＨＯＹＡヘルスケア㈱児玉開発研究所）を新設。
昭和62年６月	眼内レンズ（白内障術後用）製造開始。
昭和62年11月	光学ガラスによる非球面モールドレンズ製造開始。
平成元年４月	オランダに欧州地域統括会社HOYA EUROPE B.V.、米国に北米地域統括会社HOYA CORPORATION USAを設立。
平成３年３月	ＨＤＤ用ガラスディスク（ガラス磁気メモリーディスク）発売。
平成７年９月	中間連結決算発表を開始。
平成８年11月	熊本県菊池郡大津町に熊本工場を新設。
平成９年４月	持株会社型のカンパニー制を導入し、二つのカンパニー（エレクトロオプティクス、ビジョンケア）と三つの事業子会社｛HOYA PHOTONICS INC.、ＨＯＹＡヘルスケア㈱、ＨＯＹＡクリスタル㈱（現　クリスタルカンパニー）｝へ機構改革。
平成９年５月	シンガポールにエリア持株会社としてHOYA HOLDINGS ASIA PACIFIC PTE. LTD.を設置、４月にオランダ及び米国にそれぞれ設置したHOYA HOLDINGS N.V.（現 HOYA LENS EUROPE N.V.）とHOYA HOLDINGS INC.の２社と合わせ、欧州、北米、アジア各地域のエリア持株会社体制が整う。
平成９年12月	HOYA LENS DEUTSCHLAND GmbH.がＨＯＹＡグループ最初のISO14001を取得。
平成10年４月	四半期毎の連結決算発表を開始。
平成11年２月	国内主要全工場でISO14001を取得。
平成11年９月	ベルギーのメガネレンズ製造販売会社BUCHMANN OPTICAL INDUSTRIES N.V.（現 HOYA LENS BELGIUM N.V.）を買収。
平成12年４月	米国の特注メガネレンズ加工販売会社OPTICAL RESOURCES GROUP, INC.を買収（平成13年３月に機構改革によりHOYA㈱の在外支店に組織変更）。
平成12年７月	沖電気工業㈱の半導体用フォトマスク製造部門を譲り受け。
平成13年11月	創立60周年を迎える。
平成14年５月	半導体新基板材料３Ｃ－Ｓｉｃ製造販売を新会社にて開始。
８月	大日本印刷㈱と次世代半導体用マスクブランクスの技術アライアンス締結。
平成15年１月	名古屋証券取引所の市場第一部上場廃止。
３月	子会社のＨＯＹＡクリスタル㈱、ＨＯＹＡクリスタルショップ㈱を吸収合併。

(2) 会社の目的及び事業の内容

① 会社の目的

当会社は次の事業を行うことを目的としております。

1. 各種ガラスおよびセラミックス製品の製造、販売
2. 各種化学材料および製品の製造、販売
3. オプトエレクトロニクス（電子光学）関連素材、部品および機器の製造、販売
4. エレクトロニクス関連素材、部品および機器の製造、販売
5. 医薬品、医薬部外品および医療用材料・機器の製造、販売
6. 計量器、測定器の部品および機器の製造、販売
7. テーブルウェアー・ハウスウェアー（家庭用品）関連製品の製造、販売
8. 美術工芸品およびインテリア製品の製造、販売
9. 光学ガラス、光学機器および関連製品の製造、販売
10. 眼鏡用レンズ・フレーム・機器および関連医療用具の製造、販売
11. コンタクトレンズおよび関連医療用具の製造、販売
12. 前各号に掲げる製品の輸出入
13. 前各号に付帯する一切の業務

② 事業の内容

当社の事業は、半導体や液晶等のＩＴ（情報技術）関連製品を取り扱うエレクトロオプティクス部門、メガネ関連製品を扱うビジョンケア部門、及びクリスタルガラス製品を扱うクリスタル部門に分けられます。

また当社グループは、当社及び関係会社61社（平成15年６月30日現在）により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品及びクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は、当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分が小売店、専門店及びメーカー等に対する直接販売方式によっており、輸出については、主に、当社より各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。HOYA株式会社グローバル本社が経営戦略を立案し、各事業分野において独立した経営責任のもと情報・通信、アイケアカンパニーを中心とした事業部門が、グローバルに事業戦略を遂行しております。また、地域別には北米・欧州・アジアの各地域のエリア持株会社が、国・地域とのリレーションの強化、地域ベースでの財務マネジメント、法務支援及び内部監査等を行い、事業活動の推進をサポートしております。

事業領域別の当社及び関係会社（エリア持株会社２社を除く。）の位置づけは次のとおりであります。

分野	事業区分(部門)	主要製品及び役務	会社名
情報通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品	当社エレクトロニクス部門、オプティクス事業部、MD事業部等、HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE. LTD. HOYA GLASS DISK (THAILAND) LTD.、HOYAオプティクス㈱、その他９社
	ホトニクス	各種レーザー機器	HOYA PHOTONICS, INC. HOYAフォトニクス㈱ その他３社
アイケア	ビジョンケア	メガネ用レンズ・フレーム、視力測定・レンズ加工機器	当社ビジョンケアカンパニー、HOYA LENS EUROPE N.V.(欧州エリア持株会社) HOYA LENS DEUTSCHLAND GMBH. HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. その他25社
	ヘルスケア	コンタクトレンズ及び付属品、眼内レンズ、補聴器等医療用具・機器	HOYAヘルスケア㈱ HOYA HEALTHCARE SINGAPORE PTE LTD.
生活文化	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー HOYA CRYSTAL, INC.
	サービスほか	情報システムの構築、人材派遣、業務請負	HOYAサービス㈱、ウェルフェア㈱ その他６社

事業の系統図は次のとおりであります。


ホトニクス事業
(連結会社)
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
エレクトロニクス部門
MD事業部・オプティクス事業部等
当社
ビジョンケア事業
ビジョンケアカンパニー
ヘルスケア事業
(連結子会社)
HOYAヘルスケア㈱
クリスタル事業
クリスタルカンパニー
当社
サービス事業
(連結子会社)
HOYAサービス㈱
ウェルフェア㈱
(関連会社)
ツーコインズ㈱
サービス
製品・半製品・外注加工
製品・半製品
製品
製品・半製品・材料
〈北米地域〉
(連結子会社：エリア持株会社)
HOYA HOLDINGS, INC.
(連結子会社)
HOYA CORPORATION USA
NEW CHROMEX, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
HOYA LENS OF CHICAGO, INC.
EAGLE OPTICS, INC.
HOYA CRYSTAL, INC.
〈欧州地域〉
(連結子会社：エリア持株会社、ビジョンケア製品の製造販売統括)
HOYA LENS EUROPE N.V.
(連結子会社)
HOYA LENS DEUTSCHLAND GMBH.
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS SWEDEN AB
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
CONTINUUM FRANCE EURL
CONTINUUM ELECTRO-OPTICS, GMBH
HOYA LENS DENMARK A/S
〈アジア地域〉
(連結子会社：エリア持株会社)
HOYA HOLDINGS ASIA PACIFIC PTE. LTD.
(連結子会社)
HOYA MAGNETICS SINGAPORE PTE. LTD.
HOYA GLASS DISK(THAILAND)LTD.
HOYA OPTICS(THAILAND)LTD.
㈱韓国光学硝子
台湾保谷光学股份有限公司
台湾保谷眼鏡股份有限公司
HOYA LENS (S)PTE. LTD.
HOYA LENS AUSTRALIA PTY. LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO., LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS THAILAND LTD.
HOYA LENS GUANGZHOU LTD.
HOYA PHOTONICS SINGAPORE PTE. LTD.
THAI HOYA LENS LTD.
HOYA OPTICAL(ASIA)CO., LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
THAI HOYA HOLDINGS LTD.
HOYA HEALTHCARE SINGAPORE PTE LTD.
HOYA MICROELECTRONICS(SUZHOU)LTD.
HOYA OPTICAL TECHNOLOGY(SUZHOU)LTD.
〈日本〉
(連結子会社)
HOYAオプティクス㈱
HOYAアドバンストセミコンダクタテクノロジーズ㈱
HOYAフォトニクス㈱
(関連会社)
NHテクノグラス㈱※
HOYA-SCHOTT㈱※
その他３社
製品
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得意先

※　持分法適用会社

(3) 資本の額及び発行済株式の総数

(平成15年７月23日現在)

資本の額	発行済株式の総数
6,264,201,967円	116,124,405株

2．経理の状況

1　財務諸表の作成方法について

当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

なお、第63期事業年度（自　平成12年４月１日　至　平成13年３月31日）、第64期事業年度（自　平成13年４月１日　至　平成14年３月31日）はそれぞれ、改正前の財務諸表等規則に基づき、第65期事業年度（自　平成14年４月１日　至　平成15年３月31日）は、改正後の財務諸表等規則に基づいて作成している。

2　監査証明について

当社は、証券取引法第193条の２の規定に基づき、第63期事業年度（自　平成12年４月１日　至　平成13年３月31日）及び第64期事業年度（自　平成13年４月１日　至　平成14年３月31日）並びに第65期事業年度（自　平成14年４月１日　至　平成15年３月31日）の各事業年度の財務諸表について、監査法人トーマツにより監査を受けている。

(1) 貸借対照表

区分	注記番号	第63期（平成13年３月31日）金額（百万円）		構成比（%）	第64期（平成14年３月31日）金額（百万円）		構成比（%）	第65期（平成15年３月31日）金額（百万円）		構成比（%）
（資産の部）										
Ⅰ 流動資産										
1．現金及び預金			33,250			46,503			41,368	
2．受取手形	※1 ※6		7,262			11,023			10,997	
3．売掛金	※1		35,267			33,566			34,880	
4．有価証券			7,000			－			－	
5．商品			3,034			2,660			3,065	
6．製品			3,150			2,916			4,144	
7．半製品			2,531			2,187			1,954	
8．原材料			2,354			1,954			1,864	
9．仕掛品			3,129			3,511			3,551	
10．貯蔵品			2,160			1,929			2,047	
11．前渡金			40			－			－	
12．関係会社短期貸付金			1,861			2,139			2,322	
13．未収還付法人税等			－			－			3,899	
14．未収入金	※1		2,358			2,959			2,668	
15．自己株式			0			－			－	
16．繰延税金資産			2,551			2,326			2,451	
17．その他			3,600			1,951			2,159	
18．貸倒引当金			△293			△666			△525	
流動資産合計			109,260	50.1		114,963	53.0		116,849	55.8

区分	注記番号	第63期（平成13年３月31日）金額（百万円）		構成比（%）	第64期（平成14年３月31日）金額（百万円）		構成比（%）	第65期（平成15年３月31日）金額（百万円）		構成比（%）
Ⅱ　固定資産										
(1) 有形固定資産										
１．建物		27,139			28,098			28,058		
減価償却累計額		15,036	12,102		16,047	12,051		17,026	11,031	
２．構築物		2,388			2,390			2,770		
減価償却累計額		1,599	789		1,673	717		2,001	769	
３．熔解炉		1,553			1,451			1,456		
減価償却累計額		826	726		783	668		471	985	
４．機械装置		69,802			74,199			79,589		
減価償却累計額		54,374	15,428		57,998	16,200		65,042	14,547	
５．車両運搬具		117			123			137		
減価償却累計額		58	58		74	48		90	46	
６．工具器具備品		10,975			10,765			10,550		
減価償却累計額		5,351	5,623		5,161	5,604		5,411	5,138	
７．土地			6,809			6,801			6,692	
８．建設仮勘定			1,673			1,555			1,876	
有形固定資産合計			43,212	19.8		43,647	20.1		41,087	19.6
(2) 無形固定資産										
１．施設利用権			73			67			63	
２．借地権			24			24			24	
３．ソフトウェア			1,967			2,252			2,149	
４．その他			574			397			736	
無形固定資産合計			2,640	1.2		2,741	1.2		2,973	1.4

		第63期 (平成13年３月31日)			第64期 (平成14年３月31日)			第65期 (平成15年３月31日)		
区分	注記番号	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
(3) 投資その他の資産										
1．投資有価証券			3,954			626			416	
2．関係会社株式			46,448			46,117			42,660	
3．出資金			539			503			488	
4．長期貸付金			23			27			12	
5．従業員長期貸付金			0			0			—	
6．関係会社長期貸付金			3,619			2,587			1,668	
7．破産債権、更生債権その他これらに準ずる債権			2,196			1,099			1,059	
8．長期前払費用			249			159			667	
9．繰延税金資産			7,140			5,140			2,055	
10．その他			671			444			433	
11．貸倒引当金			△1,990			△984			△985	
投資その他の資産合計			62,854	28.9		55,721	25.7		48,477	23.2
固定資産合計			108,706	49.9		102,110	47.0		92,538	44.2
資産合計			217,967	100.0		217,074	100.0		209,387	100.0
(負債の部)										
Ⅰ　流動負債										
1．支払手形			873			468			696	
2．買掛金	※1		19,460			16,967			18,307	
3．未払金			4,943			3,436			4,301	
4．未払外注加工費			1,152			705			808	
5．未払法人税等			7,913			2,565			569	
6．未払費用			4,275			3,945			5,159	
7．前受金			122			129			200	
8．預り金	※1		6,103			7,356			9,795	
9．賞与引当金			2,895			2,681			2,529	
10．設備関係支払手形			87			45			139	
11．その他			114			117			5	
流動負債合計			47,944	22.0		38,419	17.7		42,513	20.3
Ⅱ　固定負債										
1．退職給付引当金			7,214			6,056			—	
2．役員退職慰労金引当金			239			173			221	
3．特別修繕引当金			240			443			263	
4．その他			225			47			15	
固定負債合計			7,921	3.6		6,720	3.1		500	0.2
負債合計			55,865	25.6		45,140	20.8		43,013	20.5

区分	注記番号	第63期（平成13年３月31日）			第64期（平成14年３月31日）			第65期（平成15年３月31日）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（資本の部）										
Ⅰ　資本金	※２		6,264	2.9		6,264	2.9		－	－
Ⅱ　資本準備金			15,898	7.3		15,898	7.3		－	－
Ⅲ　利益準備金			1,566	0.7		1,566	0.7		－	－
Ⅳ　その他の剰余金										
１．任意積立金										
(1) 特別償却準備金		607			495			－		
(2) 固定資産圧縮積立金		1,080			929			－		
(3) 別途積立金		125,000	126,687		130,241	131,666		－	－	
２．当期未処分利益			12,201			16,480			－	
その他の剰余金合計			138,888	63.7		148,147	68.3		－	－
Ⅴ　その他有価証券評価差額金			△515	△0.2		74	0.0		－	－
Ⅵ　自己株式			－	－		△16	△0.0		－	－
資本合計			162,102	74.4		171,933	79.2		－	－
Ⅰ　資本金	※２		－	－		－	－		6,264	3.0
Ⅱ　資本剰余金										
１．資本準備金		－			－			15,898		
資本剰余金合計			－	－		－	－		15,898	7.6
Ⅲ　利益剰余金										
１．利益準備金		－			－			1,566		
２．任意積立金										
(1) 特別償却準備金		－			－			480		
(2) 固定資産圧縮積立金		－			－			917		
(3) 別途積立金		－			－			140,241		
３．当期未処分利益		－			－			8,042		
利益剰余金合計			－	－		－	－		151,248	72.2
Ⅳ　その他有価証券評価差額金			－	－		－	－		15	0.0
Ⅴ　自己株式	※３		－	－		－	－		△7,052	△3.3
資本合計			－	－		－	－		166,374	79.5
負債資本合計			217,967	100.0		217,074	100.0		209,387	100.0

(2) 損益計算書

区分	注記番号	第63期（自 平成12年４月１日 至 平成13年３月31日）金額（百万円）		百分比（%）	第64期（自 平成13年４月１日 至 平成14年３月31日）金額（百万円）		百分比（%）	第65期（自 平成14年４月１日 至 平成15年３月31日）金額（百万円）		百分比（%）
Ⅰ 売上高			151,166	100.0		151,789	100.0		159,432	100.0
Ⅱ 売上原価										
1．期首商品たな卸高		2,296			3,034			2,660		
2．期首製品たな卸高		3,348			3,150			2,916		
3．当期商品仕入高	※6	5,498			6,954			5,953		
4．当期製品製造原価	※3 ※6	93,744			96,162			101,731		
5．他勘定より振替高	※1	—			26			993		
合計		104,887			109,329			114,255		
6．期末商品たな卸高		3,034			2,660			3,065		
7．期末製品たな卸高		3,150			2,916			4,144		
8．他勘定へ振替高	※2	115	98,586	65.2	342	103,410	68.1	66	106,979	67.1
売上総利益			52,580	34.8		48,378	31.9		52,453	32.9
Ⅲ 販売費及び一般管理費										
1．荷造運搬費		2,354			2,271			3,160		
2．広告宣伝費		1,607			1,889			1,746		
3．貸倒引当金繰入額		280			336			—		
4．役員報酬		205			188			186		
5．給料手当		3,375			4,527			4,707		
6．賞与		779			850			706		
7．賞与引当金繰入額		695			717			775		
8．退職給付費用		104			420			467		
9．役員退職慰労金引当金繰入額		53			48			48		
10．減価償却費		525			612			636		
11．研究開発費	※3	3,822			3,750			4,502		
12．支払手数料		5,173			4,912			4,765		
13．支払賃借料		1,036			1,073			998		
14．その他		2,712	22,727	15.0	2,794	24,393	16.1	3,212	25,916	16.3
営業利益			29,852	19.8		23,985	15.8		26,536	16.6

		第63期 (自　平成12年4月1日 至　平成13年3月31日)			第64期 (自　平成13年4月1日 至　平成14年3月31日)			第65期 (自　平成14年4月1日 至　平成15年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅳ　営業外収益										
1．受取利息		363			61			97		
2．受取配当金	※6	1,907			2,647			1,548		
3．受取手数料	※6	2,269			1,621			2,410		
4．為替差益		320			693			—		
5．その他		1,361	6,222	4.1	1,923	6,947	4.6	1,491	5,548	3.5
Ⅴ　営業外費用										
1．支払利息		14			7			6		
2．手形売却損		41			9			—		
3．為替差損		—			—			1,318		
4．その他		74	130	0.1	748	764	0.5	1,299	2,624	1.6
経常利益			35,945	23.8		30,169	19.9		29,460	18.5
Ⅵ　特別利益										
1．貸倒引当金戻入益		—			—			35		
2．固定資産売却益	※4	71			209			25		
3．投資有価証券売却益		125			—			6		
4．特別修繕引当金戻入益		16	214	0.1	41	250	0.1	—	67	0.0

		第63期 (自　平成12年4月1日 至　平成13年3月31日)			第64期 (自　平成13年4月1日 至　平成14年3月31日)			第65期 (自　平成14年4月1日 至　平成15年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅶ　特別損失										
1．厚生年金基金補填金		—			—			10,189		
2．退職加算金		106			1,530			2,639		
3．固定資産処分損	※5	674			400			1,478		
4．退職一時金		—			—			155		
5．投資有価証券評価損		—			—			77		
6．投資有価証券売却損		363			3,118			6		
7．操業休止関連費用		—			499			—		
8．営業権償却		15,167			—			—		
9．その他		—	16,313	10.8	83	5,632	3.7	640	15,187	9.5
税引前当期純利益			19,846	13.1		24,787	16.3		14,340	9.0
法人税、住民税及び事業税		12,220			7,604			670		
法人税等調整額		△4,657	7,562	5.0	1,849	9,453	6.2	4,817	5,487	3.4
当期純利益			12,283	8.1		15,333	10.1		8,852	5.6
前期繰越利益			2,240			3,845			3,507	
合併に伴う未処分利益受入額			—			204			—	
合併に伴う未処理損失受入額			—			—			1,415	
中間配当額			2,322			2,903			2,902	
当期未処分利益			12,201			16,480			8,042	

製造原価明細書

区分	注記番号	第63期（自 平成12年4月1日 至 平成13年3月31日）金額（百万円）		百分比（%）	第64期（自 平成13年4月1日 至 平成14年3月31日）金額（百万円）		百分比（%）	第65期（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）		百分比（%）
Ⅰ 原材料費			26,915	28.2		28,003	29.3		30,881	30.4
Ⅱ 労務費			15,199	15.9		17,333	18.1		16,070	15.9
Ⅲ 経費										
1．外注加工費		23,017			19,630			18,814		
2．その他経費	※2	30,288			30,699			35,693		
経費計			53,305	55.9		50,329	52.6		54,507	53.7
当期総製造費用			95,420	100.0		95,666	100.0		101,459	100.0
期首半製品たな卸高			2,094			2,531			2,187	
期首仕掛品たな卸高			3,353			3,129			3,511	
他勘定より振替高	※3		25			548			434	
合計			100,893			101,875			107,592	
期末半製品たな卸高			2,531			2,187			1,954	
期末仕掛品たな卸高			3,129			3,511			3,551	
他勘定へ振替高	※4		1,489			14			354	
当期製品製造原価			93,744			96,162			101,731	

（注）1．原価計算の方法は製品別工程別総合原価計算を採用しております。

※2．その他経費のうち主なものは次のとおりであります。

科目	第63期	第64期	第65期
減価償却費	7,720百万円	7,626百万円	7,965百万円
支払手数料	6,102百万円	5,748百万円	5,609百万円
研究開発費	2,098百万円	1,778百万円	1,704百万円
電力料	2,364百万円	2,357百万円	2,139百万円
修繕費	2,430百万円	2,684百万円	2,361百万円

※3．他勘定より振替高のうち、第63期は原価差額の調整配賦額であり、第64期は合併に伴う仕掛品・半製品受入額47百万円及び原価差額の調整配賦額501百万円であり、また、第65期は合併に伴う仕掛品・半製品受入額306百万円及び原価差額の調整配賦額127百万円であります。

※4．他勘定へ振替高のうち、第63期は主として有償支給材の支給額（総額）1,366百万円であり、第64期は主として有償支給材の支給額であり、また、第65期は主として有償支給材の支給額であります。

(3) 利益処分計算書

		第63期 （株主総会承認日 平成13年６月26日）		第64期 （株主総会承認日 平成14年６月21日）		第65期 （株主総会承認日 平成15年６月20日）	
区分	注記番号	金額（百万円）		金額（百万円）		金額（百万円）	
Ⅰ　当期未処分利益			12,201		16,480		8,042
Ⅱ　任意積立金取崩額							
１．特別償却準備金		166		150		140	
２．固定資産圧縮積立金		150	317	107	257	77	218
合計			12,519		16,738		8,260
Ⅲ　利益処分額							
１．配当金		3,483		2,903		2,879	
２．取締役賞与金		135		96		120	
３．任意積立金		5,054		10,231		1,138	
(1)特別償却準備金		54		136		119	
(2)固定資産圧縮積立金		—		95		18	
(3)別途積立金		5,000	8,673	10,000	13,230	1,000	4,137
Ⅳ　次期繰越利益			3,845		3,507		4,122

（注）１．平成12年11月27日に2,322百万円（１株につき20円）の中間配当を実施しております。

２．平成13年11月27日に2,903百万円（１株につき25円）の中間配当を実施しております。

３．平成14年12月１日に2,902百万円（１株につき25円）の中間配当を実施しております。

４．特別償却準備金は、租税特別措置法の規定及び法定実効税率の変更に伴う積立額並びに租税特別措置法の規定による取崩額であります。

５．固定資産圧縮積立金は、租税特別措置法の規定及び法定実効税率の変更に伴う積立額並びに法人税法及び租税特別措置法の規定による取崩額であります。

重要な会計方針

区分	第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
１．有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法 (2) その他有価証券 ① 時価のあるもの 当期末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） ② 時価のないもの 移動平均法による原価法	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ① 時価のあるもの 同左 ② 時価のないもの 同左	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 ① 時価のあるもの 同左 ② 時価のないもの 同左
２．たな卸資産の評価基準及び評価方法	(1) 商品、製品、半製品、仕掛品 総平均法による原価法 (2) 原材料 総平均法による原価法（一部最終仕入原価法による原価法） (3) 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	(1) 同左 (2) 同左 (3) 同左	(1) 同左 (2) 同左 (3) 同左
３．固定資産の減価償却の方法	(1) 有形固定資産 平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置５～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。 また、当期に取得した営業権については、商法の規定に従い、一括償却しております。 (3) 長期前払費用 法人税法の規定による均等償却	(1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。 (3) 同左	(1) 有形固定資産 同左 (2) 無形固定資産 同左
４．引当金の計上基準	(1) 貸倒引当金 債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。	(1) 貸倒引当金 同左	(1) 貸倒引当金 同左

区分	第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
	(2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。 (3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により費用の減額処理をしております。 また、数理計算上の差異については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により翌期から費用処理をすることとしております。 ――――――	(2) 賞与引当金 同左 (3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した期の翌期から当該年数にわたって費用処理をしております。 ――――――	(2) 賞与引当金 同左 (3)退職給付引当金 ―――――― （追加情報） 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。

区分	第63期 (自　平成12年4月1日 至　平成13年3月31日)	第64期 (自　平成13年4月1日 至　平成14年3月31日)	第65期 (自　平成14年4月1日 至　平成15年3月31日)
			会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
	(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。	(4) 役員退職慰労金引当金 同左	(4) 役員退職慰労金引当金 同左
	(5) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(5) 特別修繕引当金 同左	(5) 特別修繕引当金 同左
5．外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左	同左
6．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左	同左
7．その他財務諸表作成のための基本となる重要な事項	(1) 消費税及び地方消費税の会計処理 税抜方式を採用しております。	(1) 消費税及び地方消費税の会計処理 同左	(1) 消費税及び地方消費税の会計処理 同左

区分	第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
	――――	――――	(2) 自己株式及び法定準備金の取崩等に関する会計基準 （会計方針の変更） 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響は軽微であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。
	――――	――――	(3) １株当たり情報 （会計方針の変更） 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。

表示方法の変更

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
――――	前渡金50百万円は、前期まで区分掲記しておりましたが、金額的重要性が乏しいため、当期は流動資産の「その他」に含めて表示しております。	――――

追加情報

第63期 (自　平成12年４月１日 至　平成13年３月31日)	第64期 (自　平成13年４月１日 至　平成14年３月31日)	第65期 (自　平成14年４月１日 至　平成15年３月31日)
(退職給付会計) 当期から退職給付に係る会計基準（「退職給付に係る会計基準の設定に関する意見書」（企業会計審議会平成10年６月16日））を適用しております。 これに伴い、従来の方法によった場合に比べ、退職給付費用は1,183百万円少なく、経常利益及び税引前当期純利益は1,096百万円多く計上されております。 また、退職給与引当金は、退職給付引当金に含めて表示しております。 (金融商品会計) 金融商品については、当期から金融商品に係る会計基準（「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年１月22日））を適用しております。 これに伴い、従来の方法によった場合に比べ、経常利益及び税引前当期純利益は、986百万円多く計上されております。 また、当期の期首時点で保有する有価証券の保有目的を検討し、１年以内に満期の到来する有価証券は流動資産として、それ以外のものは投資有価証券として表示しておりますが、これに伴う財務諸表に与える影響はありません。 なお、貸倒引当金（貸倒見積高の計算方法）についても、当期から同基準を適用しておりますが、これに伴う財務諸表に与える影響は軽微であります。 (外貨建取引等会計処理) 当期から改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））を適用しておりますが、これに伴う財務諸表に与える影響はありません。	(自己株式) 自己株式は、前期まで資産の部に区分掲記しておりましたが、財務諸表等規則の改正により、当期末においては資本の部の末尾に表示しております。	――――――

注記事項

（貸借対照表関係）

第63期 （平成13年３月31日）	第64期 （平成14年３月31日）	第65期 （平成15年３月31日）
※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 受取手形 2,229百万円 売掛金 3,505 買掛金 6,290 預り金 5,804	※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 受取手形 59百万円 売掛金 5,311 未収入金 2,642 買掛金 6,251 預り金 7,096	※１．関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金 4,135百万円 未収入金 2,473 買掛金 6,582 預り金 8,296
※２．資本金 会社が発行する株式の総数 320,000,000株 発行済株式の総数 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。	※２．資本金 会社が発行する株式の総数 320,000,000株 発行済株式の総数 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。	※２．資本金 会社が発行する株式の種類及び総数 普通株式 320,000,000株 発行済株式の種類及び総数 普通株式 116,124,405株 なお、「株式の消却が行なわれた場合は、これに相当する株式数を減ずる」旨を定款に定めております。
※３．――――――	※３．――――――	※３．自己株式の種類及び数 普通株式 951,050株
４．――――――	４．――――――	４．配当制限 商法第290条第１項第６号に規定する純資産額 15百万円
５．手形信託譲渡高 10,356百万円 （うち関係会社に係るもの37百万円）	５．――――――	５．――――――
※６．期末日満期手形の会計処理 期末日満期手形は手形交換日をもって決済処理しております。従って、当期末日は、金融機関の休日であったため、当期末日満期手形が「受取手形」に512百万円、「手形信託譲渡高」に1,103百万円含まれております。	※６．期末日満期手形の会計処理 期末日満期手形は手形交換日をもって決済処理しております。従って、当期末日は、金融機関の休日であったため、当期末日満期手形が「受取手形」に1,341百万円含まれております。	※６．――――――

（損益計算書関係）

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
※１．他勘定より振替高 ――――――	※１．他勘定より振替高 合併に伴う商品・製品受入額26百万円であります。	※１．他勘定より振替高 合併に伴う商品・製品受入額993百万円であります。
※２．他勘定へ振替高 広告宣伝費及び見本品費等への振替高であります。	※２．他勘定へ振替高 関係会社への営業譲渡による商品・製品譲渡高247百万円並びに広告宣伝費及び見本品費等への振替高95百万円であります。	※２．他勘定へ振替高 広告宣伝費及び見本品費等への振替高66百万円であります。
※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　3,822百万円 当期製造費用　2,098 計　5,921	※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　3,750百万円 当期製造費用　1,778 計　5,528	※３．一般管理費及び当期製造費用に含まれる研究開発費は、次のとおりであります。 一般管理費　4,502百万円 当期製造費用　1,704 計　6,207
※４．固定資産売却益 工具器具備品55百万円及びその他有形固定資産15百万円の売却益であります。	※４．固定資産売却益 土地205百万円及びその他有形固定資産４百万円の売却益であります。	※４．固定資産売却益 工具器具備品20百万円及びその他有形固定資産４百万円の売却益であります。
※５．固定資産処分損 機械装置557百万円、工具器具備品53百万円及びその他有形固定資産63百万円の処分損であります。	※５．固定資産処分損 機械装置216百万円、工具器具備品54百万円及びその他有形固定資産129百万円の処分損であります。	※５．固定資産処分損 機械装置909百万円、建物376百万円及びその他有形固定資産193百万円の処分損であります。
※６．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 受取配当金　1,863百万円 受取手数料　2,198	※６．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 受取配当金　2,642百万円 受取手数料　1,611	※６．関係会社に係る注記 関係会社との取引にかかるものが次のとおり含まれております。 商品及び原材料仕入高　14,540百万円 外注加工費　15,725 受取配当金　1,532 受取手数料　2,400

（リース取引関係）

第63期
（自　平成12年４月１日　至　平成13年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,566	1,292	3,859
減価償却累計額相当額	1,493	755	2,249
期末残高相当額	1,072	536	1,609

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	611百万円
１年超	998
合計	1,609

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料および減価償却費相当額

支払リース料	677百万円
減価償却費相当額	677

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料

１年以内	99百万円
１年超	1,336
合計	1,435

第64期
（自　平成13年４月１日　至　平成14年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	2,054	1,295	3,349
減価償却累計額相当額	1,146	930	2,076
期末残高相当額	907	364	1,272

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	505百万円
１年超	766
合計	1,272

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料および減価償却費相当額

支払リース料	691百万円
減価償却費相当額	691

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料

１年以内	99百万円
１年超	1,236
合計	1,336

第65期
（自　平成14年４月１日　至　平成15年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置	工具器具備品	合計
	百万円	百万円	百万円
取得価額相当額	1,770	1,363	3,134
減価償却累計額相当額	1,246	791	2,038
期末残高相当額	524	571	1,095

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

１年以内	522百万円
１年超	573
合計	1,095

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料および減価償却費相当額

支払リース料	497百万円
減価償却費相当額	497

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料

１年以内	99百万円
１年超	1,137
合計	1,236

（有価証券関係）

第63期、第64期及び第65期における子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,264百万円 未払事業税否認額　679 賞与引当金損金算入限度超過額　648 その他　572 繰延税金資産合計　3,165 繰延税金負債 前払年金費用　△487 その他　△126 繰延税金負債合計　△614 繰延税金資産の純額　2,551 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　4,157百万円 退職給付引当金損金算入限度超過額　2,270 固定資産評価損否認額　567 貸倒引当金損金算入限度超過額　335 その他　828 繰延税金資産合計　8,159 繰延税金負債 固定資産圧縮積立金　△664百万円 特別償却準備金　△354 繰延税金負債合計　△1,018 繰延税金資産の純額　7,140	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,264百万円 賞与引当金損金算入限度超過額　786 未払事業税否認額　255 その他　477 繰延税金資産合計　2,785 繰延税金負債 前払年金費用　△341 その他　△116 繰延税金負債合計　△458 繰延税金資産の純額　2,326 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　2,740百万円 退職給付引当金損金算入限度超過額　2,278 固定資産評価損否認額　582 貸倒引当金損金算入限度超過額　132 その他　460 繰延税金資産合計　6,194 繰延税金負債 固定資産圧縮積立金　△656百万円 特別償却準備金　△344 その他有価証券評価差額金　△53 繰延税金負債合計　△1,053 繰延税金資産の純額　5,140	１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (1) 流動の部 繰延税金資産 減価償却損金算入限度超過額　1,264百万円 賞与引当金損金算入限度超過額　1,048 その他　473 繰延税金資産合計　2,786 繰延税金負債 未収還付事業税　△334 繰延税金負債合計　△334 繰延税金資産の純額　2,451 (2) 固定の部 繰延税金資産 減価償却損金算入限度超過額　1,431百万円 固定資産評価損否認額　906 貸倒引当金損金算入限度超過額　152 その他　469 繰延税金資産合計　2,959 繰延税金負債 固定資産圧縮積立金　△582百万円 特別償却準備金　△312 その他有価証券評価差額金　△10 繰延税金負債合計　△904 繰延税金資産の純額　2,055

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7% （調整） 交際費等永久に損金に算入されない項目　0.9 住民税均等割等　0.3 受取配当金等永久に益金に算入されない項目　△3.7 その他　△1.1 税効果会計適用後の法人税等の負担率　38.1	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7% （調整） 交際費等永久に損金に算入されない項目　0.5 住民税均等割等　0.2 受取配当金等永久に益金に算入されない項目　△4.0 その他　△0.3 税効果会計適用後の法人税等の負担率　38.1	２．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　41.7% （調整） 交際費等永久に損金に算入されない項目　0.7 住民税均等割等　0.4 受取配当金等永久に益金に算入されない項目　△4.2 税率変更による期末繰延税金資産の減額修正　0.5 その他　△0.8 税効果会計適用後の法人税等の負担率　38.3 ３．法人税等の税率の変更による繰延税金資産及び繰延税金負債の金額の修正 　地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産及び繰延税金負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前事業年度の41.7%から40.4%に変更されました。その結果、繰延税金資産（繰延税金負債控除後）は66百万円減少し、当事業年度に計上された法人税等調整額が66百万円、その他有価証券評価差額金が０百万円、それぞれ増加しております。

（１株当たり情報）

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり純資産額　1,395.93円 １株当たり当期純利益　105.78円 なお、潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため記載しておりません。	１株当たり純資産額　1,480.62円 １株当たり当期純利益　132.04円 なお、当期より改正後の財務諸表等規則に基づき、自己株式を資本の部より控除しております。従って、１株当たり純資産額及び１株当たり当期純利益の算定に当たっては、この点を考慮しております。 また、潜在株式調整後１株当たり当期純利益については、新株引受権付社債及び転換社債の発行がないため記載しておりません。	１株当たり純資産額　1,443.51円 １株当たり当期純利益　75.27円 潜在株式調整後１株当たり当期純利益　75.26円 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報については、以下のとおりとなります。 １株当たり純資産額　1,479.79円 １株当たり当期純利益　131.21円 なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり当期純利益			
当期純利益（百万円）	－	－	8,852
普通株主に帰属しない金額（百万円）	－	－	120
（うち利益処分による取締役賞与金）	－	－	(120)
普通株式に係る当期純利益（百万円）	－	－	8,732
期中平均株式数（千株）	－	－	116,013
潜在株式調整後１株当たり当期純利益			
当期純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	－	－	14
（うち新株予約権）	－	－	(14)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	－	－

（重要な後発事象）

第63期 （自　平成12年４月１日 至　平成13年３月31日）	第64期 （自　平成13年４月１日 至　平成14年３月31日）	第65期 （自　平成14年４月１日 至　平成15年３月31日）
該当事項はありません。	同左	同左

３．株価の状況

証券取引所名又は証券業協会名		株式会社東京証券取引所　市場第１部						
月別		平成15年１月	２月	３月	４月	５月	６月	７月
株価	最高（円）	8,620	7,970	7,830	7,460	7,530	8,450	9,280
	最低（円）	7,500	7,270	6,860	6,750	6,690	7,460	8,170

（注）　平成15年７月については、７月22日までのものです。

	▲18
	▲18
	△11
	△16
	▲40
	▲38
	▲ 9
	▲12
	▲35
	▲ 6
	▲ 6
	▲16
	▲16
	▲11
	▲13
	▲ 1
	▲ 9
〕	
	▲ 2
	▲ 5
	▲ 7
	▲ 5
	▲10
	▲14
	▲ 1
	△14
	▲59
	▲ 2
	▲ 5
	▲ 7
	▲ 5
	▲ 6
	▲12
	△ 1
	△13
	△13
	▲15
	△14
	▲17

[illegible]	4215	△15
店頭株96	6613	△46
ML小型	12043	△43
．com	3380	△16
ア com	7997	▲119
ヨ com	2051	△ 8
資源株A	9751	△24
資源株B	7575	△18
グ・C B	10841	△ 5
ワ・C B	10742	▲ 5
ア株アク	11284	▲89
JF昇龍	12160	△53
JPM日	9112	▲23
Mプラス	9891	▲10
ユーロ毎	10979	△91
欧州紀行	11001	△91

〔インベスコ〕

GTイン	4201	▲20
Jフロン	4331	△ 1
GT世債	8506	▲ 1
GT国債	8112	▲ 1
インカム	7639	▲52
店頭成長	10362	△63
ヘルスS	7738	▲16
レジャー	8868	▲51
ゴールド	6111	△176
チャイナ	6312	△62
欧エクイ	5174	△ 1
日経平均	3904	▲16
TOPX	4800	▲21
香港中国	7489	△155
ウィズダ	8672	▲10
エンター	9088	△68
ヨロパA	2674	▲17
ヨロパB	4314	▲ 1
海外株式	6421	▲10
海外債券	12529	△16
C　B	10043	▲ 1
ユロ債F	12612	△113
ユロ債M	11442	◊74
豪ドルM	10654	◊ 9

D C 30	10615	▲13
D C 50	10590	▲24
D C 70	10700	▲38

〔ニッセイ〕

T 株 30	9335	▲11
バラ株50	8426	▲20
T 株 70	7136	▲18
T 株100	5797	▲20
T 株120	5011	▲24
Aクオン	6782	▲28
クオグロ	7280	▲48
日 本 株	5259	▲21
生活 3C	5510	△ 2
より穫り	3930	△ 3
大型小型	7777	▲18
ウェザー	3769	△ 4
TOPX	6937	▲36
勝 ち 組	10994	△23
債券アロ	10137	▲ 1
インカム	8244	▲62
ユロイン	11778	△93
短期外債	10325	▲43
創☆紀A	5870	▲35
創☆紀B	6715	▲31
グロ株A	5101	▲40
グロ株B	6321	▲42
欧バラA	7255	▲23
欧バラB	8876	△33
ゆめ計30	9187	▲ 7
ゆめ計50	8250	▲13
ゆめ計70	7274	▲18
マ T 50	8403	▲21
イ T100	6299	▲28
DC夢30	9847	▲ 8
DC夢50	9404	▲15
DC夢70	9063	▲22
DC年歳	9440	▲19
DCコア	7826	▲30
DC株A	7421	▲58
DC株B	7814	▲51
DC債イ	10303	△ 1
DC欧A	8377	▲27

ボンド	[illegible]	[illegible]
世界株A	7444	▲ 7
世界株B	8435	△13
競争力A	7188	△ 6
競争力B	7642	△15
競争力L	8670	△ 6
SP 500	7837	▲27
MSコク	8085	▲29
日本成長	8782	△32

〔C・スイス〕

PF2010	8868	▲10
PF2020	7847	▲14
PF2030	7136	▲15
ポストA	4952	▲22
ポストB	5759	▲20
東　欧	7690	△102
プラスA	9179	▲23
プラスB	8563	△ 2
クォリテ	8704	△ 7
アジアA	7095	▲34
アジアB	7797	▲38
メガトレ	5347	▲27
Iマルセク	9862	▲14
Iロッキー	10062	△ 1
Iドル債O	9957	▲ 2
IUSボA	10280	▲81
IUSボB	10453	▲83
I高格債A	9597	▲38
I高格債B	11173	△14
S高格A	9860	▲37
S高格B	11528	△18
SハイA	9543	△13
SハイB	11325	△11
S外株A	5517	▲14
S外株B	7149	▲ 7
S日本株	5079	▲25
WP成長	7258	▲18
WP小型	3546	△ 2
WPJG	7555	▲25

〔ガートモア〕

Gヨロパ	6666	△12

[illegible]	[illegible]	[illegible]
ネオバリ	5928	▲28
Gバラン	8238	▲39
Gボンド	9375	▲41
Gエクイ	6256	▲26
米国株A	7221	▲32
米国株B	8507	▲40
欧州株A	5035	▲51
欧州株B	7588	▲34
安　定	9720	▲10
安定成長	8673	▲18
成　長	7691	▲24
外国債券	13979	△ 6
M V 20	10071	▲ 5
M V 40	9589	0
M V 80	8605	△ 7
トピ年金	9031	▲47
外債年金	11519	△ 5
ファ年金	8073	▲28
225 年金	8150	▲36
プラ安定	10242	▲ 9
プラ安成	10420	▲21
プラ成長	10605	▲33
外債毎分	11220	△ 6
ユロ毎分	10912	△91
米国毎分	9906	▲141
インカム	10129	△ 5
WM日本	9963	▲ 1
WMダブ	9912	△ 8

〔ピクテ〕

Gストラ	8516	▲10
欧州フA	5100	▲25
欧州フB	6032	△ 5
Gバラン	8920	▲13
ヨーロピ	6622	△ 5
ヤマト	5245	△21
eファン	3948	0
ゲノム	7734	▲18
清水鼓動	7482	▲32
KOBE	7924	△32
ユロ債毎	11409	△96
ユロ債3	11359	△95
ユロ債イ	9616	△80

T外国株	7622	▲18
T外国債	12362	△ 1
T未来1	9518	▲ 4
T未来2	9214	▲ 8
T未来3	8722	▲12
T未来4	8055	▲16
T未来5	7506	▲19
セ・日 株	9196	▲27
セ・T P	9148	▲45
セ・日 債	10349	△ 2
セ・外 株	9833	▲23
セ・外 債	12762	△ 1
バ ラ 30	10525	▲ 7
バ ラ 50	10341	▲14
バ ラ 70	10100	▲19
DC東海	11318	▲39

〔Sストリート〕

外株イン	7950	▲17
DC外株	8078	▲17
DC外債	12174	△ 5
りそな株	7872	▲16
りそな債	12629	△12
日株MN	10556	△ 7

〔HSBC〕

ヨーロッ	8209	▲12
米ドル債	11843	▲132
ジャパン	4415	▲18
ア ジ ア	6752	▲86
チャイナ	12205	△163

〔シティグループ〕

日株コア	6075	▲26
メガフロ	9551	▲ 1
ソロ短債	9421	▲ 3
DOOR	9557	▲ 2
毎月分配	9715	▲14
ユーロ毎	11490	△105
ソロ毎月	8945	▲13

エルエス	10217	▲ 2
ユナ二型	10520	△75
毎月外債	10289	◆22
バ ラ 30	9376	▲14
バ ラ 60	8746	▲27
米アルA	10028	◊38
米アルB	9830	◊32
Iマ イ 25	9822	▲ 9
Iマ イ 50	8726	▲16
Iマ イ 75	7822	▲23
I日インデ	6229	▲32
I外インデ	7627	▲12
D C 25	10290	▲ 9
D C 50	9935	▲19
D C 75	9617	▲27
DC日株	8955	▲45
DC外株	9583	▲16
DC日債	10304	△ 1
DC外債	12715	△10
DCFV	9583	▲39
DCFG	8818	▲22
日 債 S	9974	△ 2

〔朝日ライフ〕

クオンツ	5995	▲34
オールE	6196	▲27
ベストB	10497	▲39
ベストE	13793	△114
社会貢献	7325	△ 5
日経平均	6591	▲30

G1	7790	△29

〔PCA〕

ジャパン	5800	◆17
米高利回	10295	▲17
合 格 点	9707	▲101

〔フランクリン〕

ジャパン	7313	▲41
日 本 丸	7414	▲42
メイフラ	8971	▲42

〔ユナイテッド〕

フルーツ	10269	▲11
UAMマ	10507	△ 4
ニュート	9670	▲40
ツインL	10015	△37
ゼニガメ	10219	△ 4
ウミガメ	8819	△ 3
ミノガメ	7469	▲ 7

〔BGI〕

iTPX	926	▲ 4
i150	798	▲ 1
i225	9545	▲42
MK日債	10233	△ 1
MK日株	7812	▲40

[illegible]	9442	0
[illegible]	9453	▲ 1
日 本 株	6537	△27
フェニク	4790	△ 9
C　B	7607	▲39
ブルトレ	1764	▲ 7
アナライ	4420	▲26
Gボンド	9959	▲22
2 2 5	6874	▲31
シナプス	3677	▲21
N E O	3395	▲20
ブリリア	6499	△14
Wパケジ	9121	▲ 3
ハーモニ	9582	▲ 3
IDC日債	10249	△ 1
I日株イン	10979	▲57
I日債イン	10316	△ 3
DC 225	8805	▲40
ITY2010	10062	△ 6
ITY2020	9488	△ 9
ITY2030	9046	△12
ITY2040	8758	△12
VB法人	10322	▲46

〔オリックス〕

日 本 株	11180	▲39

〔新　生〕

短 期 α	9968	▲13

表の見方：原則として「基準価格」。I印の付いた販売時留保金を徴収するファンドは基準価格に留保金を加えた「販売基準価格」。単位円。※は5000口（1口＝1円）当たり。△高 ▲安 0変わらず、分配、分割があった場合の値動きは ◊ ◆で表示。―は未着

各　位

公開買付開始公告

平成15年7月23日
東京都新宿区中落合二丁目7番5号
HOYA株式会社
取締役兼代表執行役最高経営責任者　鈴木　洋

当社は、証券取引法（以下「法」といいます。）に従い、発行者である会社による上場株券等の公開買付けを下記により行いますので、お知らせいたします。

記

1. 公開買付けの目的
　当社は、経営環境の変化に対応した機動的な経営を行うため、平成15年6月20日開催の定時株主総会において、商法第210条第1項の規定に基づき、自己株式の取得に関する取締役会への授権決議を行っております。この定時株主総会決議を受け、平成15年7月22日開催の取締役会において、自己株式の取得を行うことを決議いたしました。これに伴い、本公開買付けを行うものであります。
2. 商法第210条第1項に規定する定時総会決議の内容
　種　　　　類　　普通株式
　総　　　　数　　11,500,000株
　取得価額の総額　85,000,000,000円
3. 上記2.の決議に基づき既に買付け等を行った上場株券等に係る株式の種類、数及び価額の総額　　該当事項はありません。
4. 公開買付けの内容
　(1) 買付け等を行う上場株券等に係る株式の種類　　普通株式
　(2) 買付け等の期間　　平成15年7月23日（水曜日）から
　　（公開買付期間）　　平成15年8月12日（火曜日）まで
　(3) 買付け等の価格　　1株につき金8,303円
　(4) 買付予定の上場株券等の数（買付予定数）　　4,000,000株
　(5) 応募の方法及び場所
　　①公開買付代理人　　UFJつばさ証券株式会社
　　　　　　　　　　　　東京都千代田区大手町一丁目1番3号
　　②公開買付代理人の本店又は全国各支店において、所定の「公開買付応募申込書」に所要事項を記載の上、株券を添えて、公開買付期間末日までに応募してください。株券が公開買付代理人（又は公開買付代理人を通じて株式会社証券保管振替機構（以下「保管振替機構」といいます。））により保管されている場合は、株券の提出は不要です。ただし、保管について預り証が発行されている場合には、その預り証もご提出ください。なお、公開買付代理人以外の証券会社を経由した応募の受付は行われません。
　　③応募の際には、上記「公開買付応募申込書」とともに、ご印鑑をご用意ください。また、その際に本人確認書類が必要になる場合があります。なお、公開買付代理人に口座を開設しておられない場合には、新規に口座を開設していただく必要があります。
　　④外国の居住者である株主（法人株主を含みます。以下「外国人株主」といいます。）は、日本国内の常任代理人を通じて応募してください。
　(6) 買付け等の決済をする証券会社の名称
　　UFJつばさ証券株式会社　東京都千代田区大手町一丁目1番3号
　(7) 決済の開始日　平成15年8月20日（水曜日）
　(8) 決済の方法及び場所
　　公開買付期間終了後遅滞なく、公開買付けによる買付け等の通知書を応募株主（外国人株主の場合は常任代理人）の住所宛に郵送いたします。買付けは、現金にて行います。買付代金を決済の開始日以後遅滞なく、公開買付代理人から応募株主の指定した場所へ送金するか、公開買付代理人の本店又は全国各支店にてお支払いいたします。
　(9) 上場株券等の返還方法
　　返還することが必要な株券等は、応募株主の指示により、決済の開始日（公開買付の撤回等を行った場合は撤回等を行った日）以後速やかに、以下の方法により返還いたします。
　　①応募に際し公開買付代理人に対して株券が提出された場合は、買付けられなかった株券は応募株主への交付又は応募株主（外国人株主の場合は常任代理人）の住所への郵送により返還します。
　　②公開買付代理人（又は公開買付代理人を通じて保管振替機構）により保管されている株券について応募が行われた場合は、買付けられなかった株券を応募が行われた時の保管の状態に戻します。
　(10) その他買付け等の条件等
　　①応募株券の数の合計が買付予定数（4,000,000株）を超えるときは、発行者である会社による上場株券等の公開買付けの開示に関する内閣府令（以下「府令」といいます。）第21条に規定するあん分比例の方式により、株券の買付け等に係る受渡しその他の決済を行います。（各応募株券の数に1単元（100株）未満の株数の部分がある場合、あん分比例の方式により計算される買付株数は各応募株券の数を上限とします。）あん分比例の方式による計算の結果生じる1単元未満の株数を四捨五入して計算した各応募株主からの買付株数の合計が買付予定数に満たないときは、買付予定数以上になるまで、四捨五入の結果切捨てられた株数の多い応募株主から順次、各応募株主につき1単元（追加して1単元の買付けを行うと応募株券の数を超える場合は応募株券の数までの数）の応募株券の買付けを行います。ただし、切捨てられた株数の等しい複数の応募株主全員からこの方法により買付けを行うと買付予定数を超えることとなる場合には、買付予定数を下回らない範囲で、当該応募株主の中から抽選により買付けを行う株主を決定します。あん分比例の方式による計算の結果生じる1単元未満の株数を四捨五入して計算した各応募株主からの買付株数の合計が買付予定数を超えるときは、買付予定数を下回らない数まで、四捨五入の結果切上げられた株数の多い応募株主から順次、各応募株主につき買付株数を1単元（あん分比例の方式により計算される買付株数に1単元未満の株数の部分がある場合は当該1単元未満の株数）減少させるものとします。ただし、切上げられた株数の等しい複数の応募株主全員からこの方法により買付株数を減少させると買付予定数を下回ることとなる場合には、買付予定数を下回らない範囲で、当該応募株主の中から抽選により買付株数を減少させる株主を決定します。
　　②当社は、法第27条の22の2第2項において準用する法第27条の11第1項但書に基づき、公開買付けの撤回等を行うことがあります。この場合は、日本経済新聞及び毎日新聞において公告を行います。ただし、当該公告を公開買付期間末日までに行うことが困難である場合は、府令第11条に規定する方法により公表し、その後直ちに公告を行います。
　　③応募株主は、公開買付期間中においては、いつでも公開買付けに係る契約を解除することができます。契約の解除をする場合は、公開買付期間末日までに公開買付代理人の本店又は全国各支店に「公開買付応募申込受付票」及び「公開買付応募申込解除届（解除書面）」を交付又は送付してください。ただし、送付の場合は、解除書面が公開買付期間末日までに到達することを条件とします。なお、当社は応募株主による契約の解除に伴う損害賠償又は違約金の支払いを応募株主に請求することはありません。また、保管した応募株券等の返還に要する費用も当社の負担といたします。
　　④当社は、公開買付期間中、法第27条の22の2第2項において準用する法第27条の6第3項により禁止される場合を除き、買付条件等の変更を行うことがあります。この場合は、日本経済新聞及び毎日新聞において公告を行います。ただし、当該公告を公開買付期間末日までに行うことが困難である場合は、府令第11条に規定する方法により公表し、その後直ちに公告を行います。買付条件等の変更がなされた場合、当該公告が行われた日以前の応募株券についても、変更後の買付条件等により買付けを行います。
　　⑤当社が訂正届出書を関東財務局長に提出した場合は、直ちに、訂正届出書に記載した内容のうち、公開買付開始公告に記載した内容に係るものを、府令第11条に規定する方法により公表します。また、直ちに公開買付説明書を訂正し、かつ、既に公開買付説明書を交付している応募株主に対しては、訂正した公開買付説明書を交付して訂正します。ただし、訂正の範囲が小範囲に止まる場合には、訂正の理由、訂正した事項及び訂正後の内容を記載した書面を作成し、その書面を応募株主に交付する方法により訂正いたします。
　　⑥本公開買付けの結果については、公開買付期間末日の翌日に、府令第11条に規定する方法により公表いたします。
　　⑦本公開買付けは、直接間接を問わず、米国内においてもしくは米国に向けて行われるものではなく、また、米国の郵便その他の州際通商もしくは国際通商の方法・手段（電話、テレックス、ファクシミリ、電子メール、インターネット通信を含むが、これらに限らない。）を利用して行われるものではなく、さらに米国内の証券取引所施設を通じて行われるものでもありません。上記方法・手段により、もしくは上記施設を通じて、又は米国内から本公開買付けに応募することはできません。
　　⑧当社の株主である有限会社スズキインターナショナルから、本公開買付けに対して、応募する意向がある旨の通知を受けております。
5. 公開買付届出書の写しを縦覧に供する場所
　HOYA株式会社　東京都新宿区中落合二丁目7番5号
　株式会社東京証券取引所　東京都中央区日本橋兜町2番1号

以　上

2003. 7. 23 日経

公開買付報告書

平成15年8月

HOYA株式会社

(301006)

公開買付報告書

関東財務局長　殿

平成15年8月13日提出

報告者	名称	HOYA株式会社 取締役兼代表執行役 最高経営責任者　鈴木　洋
	所在地	東京都新宿区中落合二丁目7番5号
	最寄りの連絡場所	同上
	電話番号	03－3952－1160
	連絡者	CFO　江間賢二
代理人	氏名又は名称	該当なし
	住所又は所在地	同上
	最寄りの連絡場所	同上
	電話番号	同上
	連絡者	同上

公開買付報告書の写しを縦覧に供する場所

名称	所在地
HOYA株式会社	東京都新宿区中落合二丁目7番5号
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共2枚）

１．公開買付けの内容

（1）買付け等に係る上場株券等に係る株式の種類

普通株式

（2）公開買付期間

平成15年7月23日から平成15年8月12日まで（21日間）

２．買付け等の結果

（1）公開買付けの結果の公表日及び公表の方法

「発行者である会社による上場株券等の公開買付けの開示に関する内閣府令」第11条に規定する方法により、平成15年8月13日に東京証券取引所にて、報道機関に公表しました。

（2）買付け等を行った上場株券等の数

上場株券等に係る株式の種類	普通株式
応募数	3,958,800株
買付数	3,958,800株

（3）あん分比例方式により買付け等を行う場合の計算

該当事項はありません。

平成15年8月13日

各　位

会 社 名　H O Y A 株 式 会 社
代表者名　代表執行役CEO　鈴 木　洋
(コード番号7741 東証第一部)
問合せ先　C F O　江 間 賢 二
(TEL 03-3952-1151)

自己株式の公開買付け結果に関するお知らせ

当社株式に対する商法第210条第1項の規定に基づく自己株式取得のための公開買付けの結果につき、下記のとおりお知らせいたします。

記

1．公開買付けの概要

（1）公開買付者の名称及び所在地　HOYA株式会社
東京都新宿区中落合二丁目7番5号
（2）買付けを行った株券等の種類　普通株式
（3）公開買付期間　平成15年7月23日（水曜日）から
平成15年8月12日（火曜日）まで（21日間）
（4）買付けの価格　1株につき　8,303円

2．応募株券の数及び買付けを行う株券の数

応募株券の数の合計が買付予定数（4,000,000株）を超えないため、全株数を買付けます。

応募株主数	応募株式総数	買付株式総数	返還する株式総数
7名	3,958,800株	3,958,800株	0株

3．決済の方法及び開始日

（1）買付けの決済をする証券会社の名称及び本店の所在地
UFJつばさ証券株式会社　東京都千代田区大手町一丁目1番3号
（2）決済の開始日　平成15年8月20日（水曜日）
（3）決済の方法

公開買付期間終了後遅滞なく、公開買付けによる買付け等の通知書を応募株主（外国人株主の場合は常任代理人）の住所宛に郵送します。買付けは、現金にて行います。買付代金より適用ある源泉徴収税額を差し引いた金額を決済の開始日以後遅滞なく、UFJつばさ証券株式会社から応募株主の指定した場所へ送金するか、UFJつばさ証券株式会社の本店又は全国各支店にてお支払いします。

4．公開買付報告書の写しを縦覧に供する場所

H O Y A 株 式 会 社　東京都新宿区中落合二丁目7番5号
株式会社東京証券取引所　東京都中央区日本橋兜町2番1号

以　上

[English Translation]

June 1, 2004
HOYA CORPORATION
Hiroshi Suzuki, CEO
2-7-5 Nakaochiai, Shinjuku-ku
Tokyo 161-8525 Japan

EXPANDING MANUFACTURING FACILITIES OF LARGE-SCALE MASKS FOR LIQUID CRYSTAL DISPLAYS INTO SOUTH KOREA

Hoya Corporation has entered into a memorandum of understanding with the Gyeonggido provincial government on May 31, 2004 to acquire land in the South Korean Gyeonggido Industrial Park to set up manufacturing facilities of large-scale masks for TFT-LCDs and color filters.

We will begin the required procedures with the South Korean government and the Gyeonggido provincial government in preparation of establishing a new company. We plan to establish the company in the second half of 2004 with the aim of starting operations of the facilities in the second half of 2005 and immediately thereafter begin commercial production.

Currently, South Korean liquid crystal panel makers have the largest production capability in the world and are increasing new construction and plans for next-generation liquid crystal panel production lines. As a result, development of technology for large-scale masks is required to meet the improvements in quality and productivity of liquid crystal panels and at the same time further reduction in delivery time is required.

The new company planned to be established in South Korea will be equipped with R&D and production systems to meet the most advanced technology of the next generation. We will be mainly targeting the market for large-scale masks (more than 850x1200mm) for TFT-LCDs and color filters of the 7th and 8th generations of liquid crystal panel production lines which will be the major share in the near future.

The establishment of a new company, with the aim to improve local customer

service, will enable us to secure a stable supply of large-scale masks for which demand is growing with the new construction of production lines by South Korean liquid crystal panel makers and to reduce delivery time.

Hoya will further strengthen its ability to respond to next-generation technology that is required by liquid crystal panel makers through the supply of large-scale masks which we are confident will contribute to the growth of the liquid crystal panel industry in South Korea.

[Material]

Size of glass substrate for liquid crystal panel production lines by generation:

- 5th generation approx. 1100 x 1300 mm
- 6th generation approx. 1500 x 1800 mm
- 7th generation approx. 1870 x 2200 mm
- 8th generation approx. 2200 x 2600 mm

Contact for further information:

Tsuyoshi Nakane, Press/Brand Group, HOYA CORPORATION
2-7-5 Nakaochiai, Shinjuku-ku Tokyo 161-8525
TEL 03-3952-1166

平成 15 年 11 月 27 日

各　位

会社名　HOYA株式会社
代表者名　代表執行役CEO　鈴木　洋
(コード番号 7741 東証第一部)
問合せ先　河原　和夫
(TEL 03-3952-1151)

ストック・オプション(新株予約権)に関するお知らせ

[English Translation]

NEWS RELEASE

September 17, 2003
HOYA CORPORATION
Hiroshi Suzuki, Chief Executive Officer

HOYA AGREES TO ACQUIRE GLASS MAGNETIC DISK BUSINESS FROM NIPPON SHEET GLASS

On September 17, Hoya Corporation (CEO: Hiroshi Suzuki) agreed to purchase the goodwill rights to the glass magnetic disk business for HDD and the stock of two overseas manufacturing plants in the Philippines and Malaysia held by Nippon Sheet Glass Co., Ltd.(President: Yozo Idehara) and they have entered into a definitive agreement.

In 1991, Hoya was the pioneer in offering glass-made magnetic disk for HDD. Glass-made magnetic disks are used in a wide range of areas including laptop computers because it excels in smoothness and suits the high-capacity and miniaturization of HDDs. This type of disk storage is also expected to be used for memory storage mediums for digital cameras in the future.

By the execution of this agreement, Hoya will live up to its responsibility to its customers in the glass device business (the core of our business) by reinforcing the manufacturing plants for glass magnetic disk materials (substrate), increasing profitability through the reduction of overhead costs and the introduction of our unique technology and enhancing stable supply systems and stable production.

The date of acquisition of this business is expected to be October 31, 2003 after various procedures have been completed. Additionally, this acquisition will not have any effect on the operations of similar overseas company owned and managed by Hoya to develop business in Thailand.

- Overseas plants transferred by Nippon Sheet Glass Co., Ltd.
    - NSG Phillippines Office (Filipino Corporation)
    - Advanced Disk Technology Corporation (Malaysian Corporation)
- Overseas plant held by Hoya Corporation
    - HOYA GLASS DISK(THAILAND) LTD. (Thai Corporation)

上場株式数報告書

株式会社 東京証券取引所
代表取締役社長　　土田　正顕　　宛

会社コード
7741

注:証券（4桁）コードをご記入ください。

提出日　2003/11/06 提出

所在地　東京都新宿区中落合2-7-5
会社名　ＨＯＹＡ株式会社
代表者の役職氏名　代表執行役ＣＥＯ 鈴木　洋

担当課名　ＩＲグループ
連絡者氏名　マネージャー 伊藤　直司
TEL　03-3952-1160

西暦　2003　年　10　月 中に、転換予約権付株式の転換及び新株予約権の行使等により、上場有価証券に異動があったので、下記のとおり報告する。

記

1．総　　括

前月末時点での上場株式数	月間変動株式数 総計	当月末時点の上場株式数	月末現在の資本の額
116,124,405 株	0 株	116,124,405 株	6,264,201,967 円

<月間変動株式数の内訳に関する事項>
転換株式の転換報告分　0 株
新株予約権の行使報告分　0 株
その他の事由による増減合計　0 株

備考

上場株式数報告書

3．新株予約権行使報告書

（1） 新株予約権行使報告　総括

	総　　計	転換社債型新株予約権付社債関係	転換社債型以外の新株予約権付社債関係	その他の新株予約権関係
新株予約権の行使による月間交付株式総数	1,300 株	0 株	0 株	1,300 株
（うち新株発行分）	0 株	0 株	0 株	0 株
（うち自己株式移転分）	1,300 株	0 株	0 株	1,300 株
行使により交付された株式の発行価額総額	9,971,000 円	0 円	0 円	9,971,000 円
（うち新株発行分）	0 円	0 円	0 円	0 円
（うち自己株式移転分）	9,971,000 円	0 円	0 円	9,971,000 円

（2） 転換社債型新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円
回　号		0 株	0 株	0 株	0 円	0 円	0 円

注：平成14年改正前商法に基づいて発行された転換社債についても、「転換社債型新株予約権付社債」とみなしてご記入ください。

上 場 株 式 数 報 告 書

（3） 転換社債型以外の新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回 記 号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回 記 号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円

<行使により交付（発行又は移転）された株式の払込の態様の内訳に関する事項>

回 記 号		月間交付株式総数	（うち代用払込分）	（うち現金払込分）	交付された株式の発行価額総額	（うち代用払込分）	（うち現金払込分）
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円
回 号		0 株	0 株	0 株	0 円	0 円	0 円

上場株式数報告書

（4） 新株予約権

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

	報告ＩＤ	取締役会決議日（株主総会決議日）	権利行使期間開始日	権利行使期間終了日	月間交付株式総数	交付された株式の発行価額総額
1		2002/10/21	2003/10/01 ～	2007/09/30	1,300 株	9,971,000 円
2		2003/05/23	2003/10/01 ～	2007/09/30	0 株	0 円
3			～		0 株	0 円
4			～		0 株	0 円
5			～		0 株	0 円
6			～		0 株	0 円
7			～		0 株	0 円
8			～		0 株	0 円
9			～		0 株	0 円
10			～		0 株	0 円

<行使により交付（発行又は移転）された株式の内訳に関する事項>

	報告ＩＤ	月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
1		1,300 株	0 株	1,300 株	9,971,000 円	0 円	9,971,000 円
2		0 株	0 株	0 株	0 円	0 円	0 円
3		0 株	0 株	0 株	0 円	0 円	0 円
4		0 株	0 株	0 株	0 円	0 円	0 円
5		0 株	0 株	0 株	0 円	0 円	0 円
6		0 株	0 株	0 株	0 円	0 円	0 円
7		0 株	0 株	0 株	0 円	0 円	0 円
8		0 株	0 株	0 株	0 円	0 円	0 円
9		0 株	0 株	0 株	0 円	0 円	0 円
10		0 株	0 株	0 株	0 円	0 円	0 円

※新株予約権については、権利行使期間中のもののみ記載ください。
※ストックオプションに係る新株予約権については、条件が異なるものはそれぞれ別個に記載ください。

上場株式数報告書

株式会社 東京証券取引所
代表取締役社長　　土田　正顕　　宛

会社コード
7741

注:証券（4桁）コードをご記入ください。

所在地　東京都新宿区中落合2-7-5
会社名　ＨＯＹＡ株式会社
代表者の役職氏名　代表執行役ＣＥＯ 鈴木　洋

提出日　2003/12/03 提出
担当課名　ＩＲグループ
連絡者氏名　マネージャー 伊藤　直司
TEL　03-3952-1160

西暦　2003　年　11　月 中に、転換予約権付株式の転換及び新株予約権の行使等により、上場有価証券に異動があったので、下記のとおり報告する。

記

1．総　括

前月末時点での上場株式数	月間変動株式数 総計	当月末時点の上場株式数	月末現在の資本の額
116,124,405.00 株	0.00 株	116,124,405.00 株	6,264,201,967 円

＜月間変動株式数の内訳に関する事項＞

転換株式の転換報告分	0.00 株
新株予約権の行使報告分	0.00 株
その他の事由による増減合計	0.00 株

備考

上 場 株 式 数 報 告 書

3．新株予約権行使報告書

（1） 新株予約権行使報告　総括

	総　計	転換社債型新株予約権付社債関係	転換社債型以外の新株予約権付社債関係	その他の新株予約権関係
新株予約権の行使による月間交付株式総数	5,800.00 株	0.00 株	0.00 株	5,800.00 株
（うち新株発行分）	0.00 株	0.00 株	0.00 株	0.00 株
（うち自己株式移転分）	5,800.00 株	0.00 株	0.00 株	5,800.00 株
行使により交付された株式の発行価額総額	44,486,000 円	0 円	0 円	44,486,000 円
（うち新株発行分）	0 円	0 円	0 円	0 円
（うち自己株式移転分）	44,486,000 円	0 円	0 円	44,486,000 円

（2） 転換社債型新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千

＜行使により交付（発行又は移転）された株式の内訳に関する事項＞

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

注：平成14年改正前商法に基づいて発行された転換社債についても、「転換社債型新株予約権付社債」とみなしてご記入ください。

上 場 株 式 数 報 告 書

（３） 転換社債型以外の新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回 記 号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回 記 号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

<行使により交付（発行又は移転）された株式の払込の態様の内訳に関する事項>

回 記 号		月間交付株式総数	（うち代用払込分）	（うち現金払込分）	交付された株式の発行価額総額	（うち代用払込分）	（うち現金払込分）
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

上　場　株　式　数　報　告　書

（4）　新株予約権

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

	報告ＩＤ	取締役会決議日（株主総会決議日）	権利行使期間開始日	権利行使期間終了日	月間交付株式総数	交付された株式の発行価額総額
1		2002/10/21	2003/10/01 ～	2007/09/30	5,800.00 株	44,486,000 円
2		2003/05/23	2003/10/01 ～	2007/09/30	0.00 株	0 円
3			～		0.00 株	0 円
4			～		0.00 株	0 円
5			～		0.00 株	0 円
6			～		0.00 株	0 円
7			～		0.00 株	0 円
8			～		0.00 株	0 円
9			～		0.00 株	0 円
10			～		0.00 株	0 円

＜行使により交付（発行又は移転）された株式の内訳に関する事項＞

	報告ＩＤ	月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
1		5,800.00 株	0.00 株	5,800.00 株	44,486,000 円	0 円	44,486,000 円
2		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
3		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
4		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
5		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
6		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
7		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
8		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
9		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
10		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

※新株予約権については、権利行使期間中のもののみ記載ください。
※ストックオプションに係る新株予約権については、条件が異なるものはそれぞれ別個に記載ください。

上 場 株 式 数 報 告 書

提出日　2004/01/06 提出

株式会社 東京証券取引所
代表取締役社長　土田 正顕　宛

会社コード
7741

注:証券（4桁）コードをご記入ください。

所 在 地　東京都新宿区中落合2-7-5
会 社 名　ＨＯＹＡ株式会社
代表者の役職氏名　代表執行役ＣＥＯ 鈴木 洋

担当課名　ＩＲグループ
連 絡 者
氏 名　マネージャー 伊藤 直司
TEL　03-3952-1160

西暦 2003 年 12 月 中に、転換予約権付株式の転換及び新株予約権の行使等により、上場有価証券に異動があったので、下記のとおり報告する。

記

1．総　括

前月末時点での上場株式数	月間変動株式数 総計	当月末時点の上場株式数	月末現在の資本の額
116,124,405.00 株	0.00 株	116,124,405.00 株	6,264,201,967 円

<月間変動株式数の内訳に関する事項>

転換株式の転換報告分	0.00 株
新株予約権の行使報告分	0.00 株
その他の事由による増減合計	0.00 株

備考

上　場　株　式　数　報　告　書

（３）　転換社債型以外の新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

<行使により交付（発行又は移転）された株式の払込の態様の内訳に関する事項>

回　記　号		月間交付株式総数	（うち代用払込分）	（うち現金払込分）	交付された株式の発行価額総額	（うち代用払込分）	（うち現金払込分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

上 場 株 式 数 報 告 書

3．新株予約権行使報告書

（1） 新株予約権行使報告　総括

	総　　計	転換社債型新株予約権付社債関係	転換社債型以外の新株予約権付社債関係	その他の新株予約権関係
新株予約権の行使による月間交付株式総数	17,600.00 株	0.00 株	0.00 株	17,600.00 株
（うち新株発行分）	0.00 株	0.00 株	0.00 株	0.00 株
（うち自己株式移転分）	17,600.00 株	0.00 株	0.00 株	17,600.00 株
行使により交付された株式の発行価額総額	134,992,000 円	0 円	0 円	134,992,000 円
（うち新株発行分）	0 円	0 円	0 円	0 円
（うち自己株式移転分）	134,992,000 円	0 円	0 円	134,992,000 円

（2） 転換社債型新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

注：平成14年改正前商法に基づいて発行された転換社債についても、「転換社債型新株予約権付社債」とみなしてご記入ください。

上　場　株　式　数　報　告　書

（4）　新株予約権

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

	報告ＩＤ	取締役会決議日（株主総会決議日）	権利行使期間開始日	権利行使期間終了日	月間交付株式総数	交付された株式の発行価額総額
1		2002/10/21	2003/10/01 ～	2007/09/30	17,600.00 株	134,992,000 円
2		2003/05/23	2003/10/01 ～	2007/09/30	0.00 株	0 円
3			～		0.00 株	0 円
4			～		0.00 株	0 円
5			～		0.00 株	0 円
6			～		0.00 株	0 円
7			～		0.00 株	0 円
8			～		0.00 株	0 円
9			～		0.00 株	0 円
10			～		0.00 株	0 円

<行使により交付（発行又は移転）された株式の内訳に関する事項>

	報告ＩＤ	月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
1		17,600.00 株	0.00 株	17,600.00 株	134,992,000 円	0 円	134,992,000 円
2		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
3		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
4		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
5		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
6		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
7		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
8		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
9		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
10		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

※新株予約権については、権利行使期間中のもののみ記載ください。
※ストックオプションに係る新株予約権については、条件が異なるものはそれぞれ別個に記載ください。

上 場 株 式 数 報 告 書

株式会社 東京証券取引所
代表取締役社長　　土田　正顕　　宛

提出日　2004/02/04 提出

会社コード
7741

注:証券（4桁）コードをご記入ください。

所在地　東京都新宿区中落合2-7-5
会社名　ＨＯＹＡ株式会社
代表者の役職氏名　代表執行役ＣＥＯ 鈴木　洋

担当課名　ＩＲグループ
連絡者氏名　マネージャー 伊藤　直司
TEL　03-3952-1160

西暦　2004　年　1　月 中に、転換予約権付株式の転換及び新株予約権の行使等により、上場有価証券に異動があったので、下記のとおり報告する。

記

1．総　括

前月末時点での上場株式数	月間変動株式数 総計	当月末時点の上場株式数	月末現在の資本の額
116,124,405.00 株	0.00 株	116,124,405.00 株	6,264,201,967 円

＜月間変動株式数の内訳に関する事項＞

転換株式の転換報告分	0.00 株
新株予約権の行使報告分	0.00 株
その他の事由による増減合計	0.00 株

備考

上場株式数報告書

3．新株予約権行使報告書

（1） 新株予約権行使報告 総括

	総計	転換社債型新株予約権付社債関係	転換社債型以外の新株予約権付社債関係	その他の新株予約権関係
新株予約権の行使による月間交付株式総数	1,700.00 株	0.00 株	0.00 株	1,700.00 株
（うち新株発行分）	0.00 株	0.00 株	0.00 株	0.00 株
（うち自己株式移転分）	1,700.00 株	0.00 株	0.00 株	1,700.00 株
行使により交付された株式の発行価額総額	13,039,000 円	0 円	0 円	13,039,000 円
（うち新株発行分）	0 円	0 円	0 円	0 円
（うち自己株式移転分）	13,039,000 円	0 円	0 円	13,039,000 円

（2） 転換社債型新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回 記 号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千
回 号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回 記 号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回 号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

注：平成14年改正前商法に基づいて発行された転換社債についても、「転換社債型新株予約権付社債」とみなしてご記入ください。

上　場　株　式　数　報　告　書

（3）　転換社債型以外の新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

<行使により交付（発行又は移転）された株式の払込の態様の内訳に関する事項>

回　記　号		月間交付株式総数	（うち代用払込分）	（うち現金払込分）	交付された株式の発行価額総額	（うち代用払込分）	（うち現金払込分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

上　場　株　式　数　報　告　書

（4）　新株予約権

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

	報告ＩＤ	取締役会決議日（株主総会決議日）	権利行使期間開始日	権利行使期間終了日	月間交付株式総数	交付された株式の発行価額総額
1		2002/10/21	2003/10/01 ～	2007/09/30	1,700.00 株	13,039,000 円
2		2003/05/23	2003/10/01 ～	2007/09/30	0.00 株	0 円
3			～		0.00 株	0 円
4			～		0.00 株	0 円
5			～		0.00 株	0 円
6			～		0.00 株	0 円
7			～		0.00 株	0 円
8			～		0.00 株	0 円
9			～		0.00 株	0 円
10			～		0.00 株	0 円

＜行使により交付（発行又は移転）された株式の内訳に関する事項＞

	報告ＩＤ	月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
1		1,700.00 株	0.00 株	1,700.00 株	13,039,000 円	0 円	13,039,000 円
2		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
3		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
4		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
5		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
6		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
7		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
8		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
9		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
10		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

※新株予約権については、権利行使期間中のもののみ記載ください。
※ストックオプションに係る新株予約権については、条件が異なるものはそれぞれ別個に記載ください。

上場株式数報告書

株式会社 東京証券取引所
代表取締役社長　　土田　正顕　　宛

会社コード
7741

注：証券（4桁）コードをご記入ください。

所在地　東京都新宿区中落合2-7-5
会社名　ＨＯＹＡ株式会社
代表者の役職氏名　代表執行役ＣＥＯ 鈴木　洋

提出日　2004/03/05 提出
担当課名　ＩＲグループ
連絡者氏名　マネージャー 伊藤　直司
TEL　03-3952-1160

西暦　2004　年　2　月 中に、転換予約権付株式の転換及び新株予約権の行使等により、上場有価証券に異動があったので、下記のとおり報告する。

記

1．総　括

前月末時点での上場株式数	月間変動株式数 総計	当月末時点の上場株式数	月末現在の資本の額
116,124,405.00 株	0.00 株	116,124,405.00 株	6,264,201,967 円

<月間変動株式数の内訳に関する事項>

転換株式の転換報告分	0.00 株
新株予約権の行使報告分	0.00 株
その他の事由による増減合計	0.00 株

備考

上場株式数報告書

3．新株予約権行使報告書

（1）　新株予約権行使報告　総括

	総　　計	転換社債型新株予約権付社債関係	転換社債型以外の新株予約権付社債関係	その他の新株予約権関係
新株予約権の行使による月間交付株式総数	21,400.00 株	0.00 株	0.00 株	21,400.00 株
（うち新株発行分）	0.00 株	0.00 株	0.00 株	0.00 株
（うち自己株式移転分）	21,400.00 株	0.00 株	0.00 株	21,400.00 株
行使により交付された株式の発行価額総額	164,138,000 円	0 円	0 円	164,138,000 円
（うち新株発行分）	0 円	0 円	0 円	0 円
（うち自己株式移転分）	164,138,000 円	0 円	0 円	164,138,000 円

（2）　転換社債型新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千
回　号	☐	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

注：平成14年改正前商法に基づいて発行された転換社債についても、「転換社債型新株予約権付社債」とみなしてご記入ください。

上場株式数報告書

（3） 転換社債型以外の新株予約権付社債（銘柄別）

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

回　記　号	海外発行	前月末時点上場（残存）額面総額	月間行使額面総額	買入消却額面総額	償還額面総額	当月末現在上場（残存）額面総額
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千
回　号	□	0 千	0 千	0 千	0 千	0 千

<行使により交付（発行又は移転）された株式の内訳に関する事項>

回　記　号		月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

<行使により交付（発行又は移転）された株式の払込の態様の内訳に関する事項>

回　記　号		月間交付株式総数	（うち代用払込分）	（うち現金払込分）	交付された株式の発行価額総額	（うち代用払込分）	（うち現金払込分）
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
回　号		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

上場株式数報告書

（4） 新株予約権

注：通貨単位は円又は他の通貨に読み替えて数値を記載してください。

	報告ＩＤ	取締役会決議日（株主総会決議日）	権利行使期間開始日	権利行使期間終了日	月間交付株式総数	交付された株式の発行価額総額
1		2002/10/21	2003/10/01 ～	2007/09/30	21,400.00 株	164,138,000 円
2		2003/05/23	2003/10/01 ～	2007/09/30	0.00 株	0 円
3			～		0.00 株	0 円
4			～		0.00 株	0 円
5			～		0.00 株	0 円
6			～		0.00 株	0 円
7			～		0.00 株	0 円
8			～		0.00 株	0 円
9			～		0.00 株	0 円
10			～		0.00 株	0 円

＜行使により交付（発行又は移転）された株式の内訳に関する事項＞

	報告ＩＤ	月間交付株式総数	（うち新株式発行分）	（うち自己株式移転分）	交付された株式の発行価額総額	（うち新株式発行分）	（うち自己株式移転分）
1		21,400.00 株	0.00 株	21,400.00 株	164,138,000 円	0 円	164,138,000 円
2		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
3		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
4		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
5		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
6		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
7		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
8		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
9		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円
10		0.00 株	0.00 株	0.00 株	0 円	0 円	0 円

※新株予約権については、権利行使期間中のもののみ記載ください。
※ストックオプションに係る新株予約権については、条件が異なるものはそれぞれ別個に記載ください。

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2004 年 3 月(2004 年4月上旬提出)分より、
「上場株式数報告書」の提出が不要となりました。
当社は、自己株式にてストックオプションを発行して
いることから、新株の発行に該当しないためです。

LOGIN-ID
tsecom_7741_1

基準時刻 15:54

15.11.28

15.11.28
付

RECEIVED
2004 JUN 21 P 12:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

有 価 証 券 届 出 書

ＨＯＹＡ株式会社
(301006)

有価証券届出書

関東財務局長　殿

平成１５年１１月２８日提出

会　　社　　名　HOYA株式会社
英　　訳　　名　HOYA CORPORATION
代表者の役職氏名　取締役代表執行役
　　　　　　　　最高経営責任者　鈴木　洋

本店の所在の場所　東京都新宿区中落合二丁目７番５号　電話番号　０３（３９５２）１１５１（代表）
　　　　　　　　　　　　　　　　　　　　　　　　　連絡者　河原　和夫
もよりの連絡場所　同　上　電話番号　同　上
　　　　　　　　　　　　　　　　　　　　　　　　　連絡者　同　上

届出の対象とした募集

募集有価証券の種類　新株予約権証券

募集金額　その他の者に対する割当　０円

（発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額）　１，７１１，１２５，０００円

（注）１．本募集は平成15年6月20日開催の当社第65期定時株主総会の決議及び平成15年11月27日開催の当社取締役会決議に基づき、ストックオプションの目的で新株予約権を発行するためのものであります。

２．新株予約権の権利行使期間内に行使が行われない場合、新株予約権の付与対象者がその権利を喪失した場合及び当社が新株予約権を消却した場合には、発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は減少します。

４．本新株予約権の発行日は平成15年12月12日であります。

安定操作に関する事項

該当事項はありません。

有価証券届出書の写しを縦覧に供する場所

名称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
ＨＯＹＡ株式会社本社	東京都新宿区中落合二丁目７番５号

（本書面の枚数　表紙共１２枚）

目　　　次

第一部　証券情報

第1　募集要項

1．新規発行新株予約権証券

(1) 募集の条件

発行数	1，755個
発行価額の総額	0円
発行価格	0円
申込手数料	該当事項はありません。
申込単位	1個
申込期間	平成15年12月12日
申込証拠金	該当事項はありません。
申込取扱場所	HOYA株式会社 (東京都新宿区中落合二丁目7番5号)
払込期日	該当事項はありません。 但し、発行日は平成15年12月12日とします。
払込取扱場所	該当事項はありません。
摘要	1．本新株予約権については、平成15年6月20日開催の当社第65期定時株主総会及び平成15年11月27日開催の当社取締役会において発行を決議しております。 2．申込みの方法 申込方法は、申込期間内に申込取扱場所に申込みをすることとします。 3．本新株予約権の募集はストックオプションの目的をもって行うものであり、当社及び当社関係会社の取締役及び社員に対して行うものであります。(注)

(注) 本募集の対象となる者の概要は以下のとおりであります。

付与対象者	人数	計
当社		
取締役	8	290
従業員	60	885
当社国内関係会社		
取締役	1	5
従業員	15	155
当社海外関係会社		
取締役	13	190
従業員	20	230
合計	117	1，755

※当社及び当社関係会社の取締役及び従業員が複数の役職を兼務している場合、主要な役職により記載しております。

（2）新株予約権の内容等

新株予約権の目的となる株式の種類	当社普通株式
新株予約権の目的となる株式の数	１７５，５００株（新株予約権1個あたりの目的となる株式数100株。但し、別記「摘要」欄第1項（1）により株式数の調整を受けることがある。）
新株予約権の行使時の払込金額	新株予約権の行使に際して払込みをなすべき金額 1株あたり金 ９，７５０円とする。 （注） 本新株予約権1個あたりの新株予約権の行使時の払込金額（以下、「払込金額」という。）は、当該時点における目的株式数1株あたりの払込金額（以下「1株あたり払込金額」という。）に目的株数を乗じた金額とする。但し、別記「摘要」欄第1項（2）により1株あたりの払込金額の調整を受けることがあるが、いかなる場合においても、払込金額は当初払込金額を上回らない。
株予約権の行使により株式を発行する場合の株式の発行価額の総額	金１，７１１，１２５，０００円
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	1．当社普通株式1株の発行価格　　金 ９，７５０円とする。 但し、別記「摘要」欄第1項（2）によって調整が行われることがある。 2．当社普通株式1株の資本組入額　　金４，８７５円とする。 但し、別記「摘要」欄第1項（2）によって1株あたり発行価額の調整が行われた場合は、調整後の1株あたり発行価額に0.5を乗じた金額とし、計算の結果1円未満の端数を生じる場合は、その端数を切り上げた金額とする。
株予約権の行使期間	平成16年10月1日から平成20年9月30日まで
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	1．行使請求の受付場所：ＨＯＹＡ株式会社ＨＲＤセンターまたはその業務を承継する部署。但し、当社が当該業務を第三者に委託した場合には、当該第三者とする。 2．行使請求の取次場所：該当事項はありません。 3．払込取扱場所：UFJ銀行株式会社 東京営業部 4．新株予約権行使請求及び払込の方法 (1) 本新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印又は署名のうえ（新株予約権証券が発行されている場合はその証券を添えて）、これを1.に定める行使請求受付場所に提出するものとする。なお、「新株予約権行使請求書」の行使請求受付場所での受付は当社の営業日に限るものとする。

	(2) 前(1)の「新株予約権行使請求書」の提出とともに、行使請求する新株予約権に係る株式数に1株あたり払込金額（別記「摘要」欄第1項（2）によって調整された場合は調整後の1株あたり払込金額）を乗じた金額を、現金にて3.に定める払込取扱場所の当社の指定する口座に当社の指定する日時までに振り込むものとする。
新株予約権の行使の条件	1. 1個の新株予約権の一部の行使は認めない。 2. 本新株予約権者の相続人による本新株予約権の行使は認めない。 3. 新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。 (1) 本新株予約権者が、当社または当社の関係会社（「財務諸表等の用語、様式及び作成方法に関する規則」第8条第8項において定義される「関係会社」をいい、以下「当社関係会社」という。）の取締役または社員の地位を喪失したとき。ただし、任期満了による退任、定年による退職の場合はこれに該当しない。 (2) 本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任しもしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。 (i) 当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者 (ii) 当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者 (3) 本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。 (4) 本新株予約権者が、当社もしくは当社関係会社の社内規程（就業規則を含み、以下「社内規程等」という。）に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。
新株予約権の消却事由及び消却の条件	当社が消滅会社となる合併契約書が承認された場合または当社が完全子会社となる株式交換契約書承認の議案もしくは株式移転の議案につき株主総会で承認された場合、当社は本新株予約権を無償で消却することができる。また、行使の条件に該当しなくなったため、新株予約権の全部又は一部につき行使できないものが生じた場合、当社は当該新株予約権を無償で消却することができる。
新株予約権の譲渡に関する事項	新株予約権者は新株予約権を譲渡する場合、当社取締役会の承認を要する。

摘　要	
	1. 新株予約権の目的となる株式の数及び払込価額の調整 新株予約権の目的となる株式の数及び払込価額は、以下の場合に調整されるものとする。 (1) 株式数の調整 ①当社が株式分割又は株式併合を行う場合は、当社は次の算式により目的たる株式の数（以下「目的株式数」という。）を調整する。但し、かかる調整は、本新株予約権のうち当該時点で行使されていない目的株式数についてのみ行い、調整の結果生じる1株未満の端数を切り捨てる。 調整後目的株式数＝調整前目的株式数×分割または併合の比率 ② 当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は目的株式数を調整することができる。この場合、前号但書を準用する。 ③ 当社は前2号の調整を行った場合、調整が行われた旨およびその内容を、遅滞なく本新株予約権者に対して通知する。 (2) 払込価額の調整 ① 新株予約権発行後、当社が株式分割又は株式併合を行う場合は、当社は次の算式により1株あたり払込金額を調整し、調整の結果生ずる1円未満の端数を切り上げる。 調整後1株あたり払込金額＝調整前1株あたり払込金額×1／分割又は併合の比率 ② 当社が他社と吸収合併もしくは新設合併を行い本新株予約権が承継される場合、当社が他社と株式交換を行い完全親会社となる場合、または当社が新設分割もしくは吸収分割を行う場合、当社は1株あたり払込金額を調整することができ、調整の結果生じる1円未満の端数を切り上げる。 ③ 当社は前2号の調整を行った場合、調整が行われた旨およびその内容を、遅滞なく本新株予約権者に対して通知する。 2. 新株予約権証券の発行 新株予約権証券は新株予約権者の請求があった場合に限り、これを発行すべきものとする。但し、当社が別に定める場合はこの限りではない。 3. 新株予約権行使の効力発生時期 (1) 本新株予約権行使の効力は、請求書および添付書類が受付場所に到達し、かつ、当該行使にかかる本新株予約権の払込金額全額に相当する金銭が払込取扱場所において払い込まれたときに生じる。 (2) 当社は、本新株予約権の行使の効力発生後すみやかに株券を発行しまたは移転する。この場合、株券はUFJ信託銀行株式会社証券代行部またはその業務を承継する会社もしくは部署から交付する。但し、別段の定めがある場合はその定めに従う。なお、単元未満の株式については株券を発行または移転しない。

	4. 本新株予約権の行使により発行する新株に対する配当金 本新株予約権の行使により当社が新株を発行する場合における新株に対する最初の利益配当金は、本新株予約権の行使がなされたときの属する営業年度の初めにおいて本新株予約権の行使がなされたものとみなしてこれを支払う。但し、当社が商法第293条ノ5および当社定款39条に規定する中間配当を実施する場合、本新株予約権の行使が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ本新株予約権の行使があったものとみなしてこれを支払う。 5. 株式交換および株式移転における本新株予約権に係わる義務の承継 (1) 当社は、当社を完全子会社とする株式交換（以下「本株式交換」という。）に際して、株式交換契約書の記載に従い、本新株予約権に係わる義務を本株式交換によって完全親会社たる会社（以下「完全親会社」という。）に承継させることができる。 (2) 前記 (1) の場合における本新株予約権に係わる義務の承継に関する決定の方針は以下のとおりとする。但し、株式交換契約書において別に定める場合はこの限りではない。 ①承継される新株予約権（以下「承継新株予約権」という。）の目的たる完全親会社の株式の種類 普通株式 ② 承継新株予約権の目的たる完全親会社の株式の数 承継時の承継新株予約権の目的たる完全親会社の株式の数（以下「承継新株予約権目的株式数」という。）は、次の算式により算出され、算出の結果生じる1株未満の端数を切り捨てる。 承継新株予約権目的株式数＝目的株式数×株式交換契約書に定める当社の株式1株に対する完全親会社の株式の割当ての比率（以下「割当比率」という。） なお、承継後の完全親会社の株式分割もしくは株式併合または合併等における承継新株予約権目的株式数の調整は、「摘要」欄第1項(1)①ないし③を準用する。この場合、同号における「当社」は「完全親会社」と、「目的株式数」は「承継新株予約権目的株式数」と、それぞれ読み替える。

	③承継新株予約権の行使時の払込金額 承継新株予約権1個あたりの承継新株予約権の行使時の払込金額（以下「承継新株予約権払込金額」という。）は、当該時点における承継後新株予約権1株あたりの払込金額（以下「1株あたり承継新株予約権払込金額」という。）に承継後新株予約権目的株式数を乗じた金額とし、算出の結果生じる1円未満の端数を切り上げる。 1株あたり承継新株予約権払込金額＝1株あたり払込金額×1／割当比率 但し、いかなる場合においても、払込金額は当初払込金額を上回らない。 なお、承継後の完全親会社の株式分割もしくは株式併合または合併などにおける1株あたり承継新株予約権払込金額の調整は、「摘要」欄第1項(2)①ないし③を準用する。この場合、同号における「当社」は「完全親会社」と、「1株あたり払込金額」は「1株あたり承継新株予約権払込金額」と、それぞれ読み替える。 ④承継新株予約権の行使期間 本株式交換の日から平成20年9月30日まで ⑤承継新株予約権の行使の条件、消却の事由および条件ならびに譲渡制限　承継新株予約権の行使の条件、消却の事由および条件ならびに譲渡制限は、それぞれ別記「新株予約権の行使の条件」、「新株予約権の消却事由及び消却の条件」、および「新株予約権の譲渡に関する事項」を準用する。この場合、「新株予約権の行使の条件」3.および「新株予約権の消却事由及び消却の条件」における「当社」は「完全親会社」と読み替える。

	(3)当社は当社を完全子会社とする株式移転（以下「本株式移転」という。）に際して、株式移転の決議に従い、本新株予約権に係わる義務を本株式移転によって完全親会社たる会社に承継させることができる。 (4)前記(1)の場合における本新株予約権に係わる義務の承継に関する決定の方針は前記(2)を準用する。この場合、「株式交換」は「株式移転」と、「株式交換契約書」は「株式移転の議案」とそれぞれ読み替える。但し、株式交換契約書において別に定める場合はこの限りではない。 (5)承継時の１株あたり承継後新株予約権払込金額は、次の算式により算出され、算出の結果生じる１円未満の端数を切り上げる。 1 株あたり承継新株予約権払込金額＝1 株あたり払込金額 ×1／割当比率 なお、承継後の完全親会社の株式分割もしくは株式併合または合併等における１株あたり承継新株予約権払込金額の調整は、「摘要」1.(2)①ないし③を準用する。この場合、同号における「当社」は「完全親会社」と、「１株あたり払込金額」は「１株あたり承継新株予約権払込金額」と、それぞれ読み替える。 ①承継新株予約権の行使期間：本株式交換の日から平成２０年９月３０日まで ②承継新株予約権の行使の条件、消却の事由および条件ならびに譲渡制限： 承継新株予約権の行使の条件、消却の事由および条件ならびに譲渡制限は、それぞれ別記「新株予約権の行使の条件」、「新株予約権の消却事由及び消却の条件」および「新株予約権の譲渡に関する事項」を準用する。この場合、「新株予約権の行使の条件」3.および「新株予約権の消却事由及び消却の条件」における「当社」は「完全親会社」と読み替える。

(3) 新株予約権証券の引受け

該当事項はありません。

2．新規発行による手取金の使途

(1) 新規発行による手取金の額

払込金額の総額	発行諸費用の概算額	差引手取概算額
1,711,125千円	10,000千円	1,701,125千円

(注)

1. 発行諸費用の概算額には、消費税等は含まれておりません。
2. 新株予約権の権利行使期間内に行使が行われない場合、新株予約権の付与対象者がその権利を喪失した場合及び当社が新株予約権を消却した場合には、払込金額の総額並びに発行諸費用の概算額は減少いたします。

(2) 手取金の使途

今回の募集は、ストックオプションを目的としたものであり、資金調達を目的としておりません。したがって、本件新株予約権は無償で発行されるものであり、新規発行による手取金は発生いたしません。

また、新株予約権の行使による払込みは、新株予約権者の判断によるため、払込みの金額及び時期は確定しておりませんが、払込みがあった場合には全額運転資金に充当する予定であります。

第2　その他の記載事項

該当事項はありません。

第二部　参照情報

1．参照書類

会社の概況及び事業の概況等証券取引法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照すること。

有価証券報告書 及びその添付書類	事業年度　自　平成14年4月1日 (第65期)　至　平成15年3月31日	平成15年6月24日 関東財務局長に提出

なお、上記の有価証券報告書及びその添付書類は、証券取引法第27条の30の2に規定する開示用電子情報処理組織（EDINET）を使用して提出しております。

2．参照書類の写しを縦覧に供している場所

名　称	所　在　地
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
ＨＯＹＡ株式会社本社	東京都新宿区中落合二丁目７番５号

第三部　提出会社の保証会社等の情報

該当事項はありません。

第四部　特別情報

該当事項はありません。

「参照方式」の利用適格要件を満たしていることを示す書面

会社名　HOYA株式会社

代表者の役職氏名　取締役代表執行役
最高経営責任者　鈴木　洋

1. 当社は、一年間継続して有価証券報告書を提出しております。

2. 当社の発行する株券は、東京証券取引所に上場されております。

3. 当社は、次の要件を満たしております。
発行済株券について、算定基準日（平成15年9月30日）以前三年間平均上場時価総額が250億円以上であること。

3年間平均上場時価総額　867,062百万円

（参考）

①平成13年9月28日の上場時価総額

東京証券取引所における最終価格		上場株式総数	上場時価総額
6,200円	×	116,124,405株	＝719,971百万円

②平成14年9月30日の上場時価総額

東京証券取引所における最終価格		上場株式総数	上場時価総額
7,550円	×	116,124,405株	＝876,739百万円

③平成15年9月30日の上場時価総額

東京証券取引所における最終価格		上場株式総数	上場時価総額
8,650円	×	116,124,405株	＝1,004,476百万円

事業内容の概要および主要な経営指標等の推移

1. 事業の概要

当社グループは、当社および関係会社58社(平成15年3月31日現在)により構成され、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品およびクリスタル製品の製造販売事業及びそれに附帯する事業を行っております。

各製品は当社及び国内外の関係会社によって製造されております。

一方、販売は、国内については、製・商品の大部分が小売店、専門店及びメーカー等に対する直接販売方式によっており、輸出については、主に、当社より各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されております。HOYA株式会社グローバル本社が経営戦略を立案し、各事業分野において独立した経営責任のもと情報・通信、アイケアカンパニーを中心とした事業部門が、グローバルに事業戦略を遂行しております。また、地域別には北米・欧州・アジアの各地位のエリア持株会社が、国・地域とのリレーションの強化、地域ベースの財務マネジメント、法務支援及び内部監査等を行い、事業活動の推進をサポートしております。

2. 主要な経営指標等の推移

(1)連結経営指標等

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成11年3月	平成12年3月	平成13年3月	平成14年3月	平成15年3月
売上高(百万円)	201,290	201,110	236,802	235,265	246,293
経常利益(百万円)	33,612	35,484	48,184	45,774	50,874
当期純利益(百万円)	17,836	20,715	21,860	23,740	20,037
純資産額(百万円)	166,832	175,145	195,333	219,180	224,218
総資産額(百万円)	232,695	239,341	267,610	278,067	274,288
1株当たり純資産額(円)	1,436.69	1,508.28	1,682.10	1,887.49	1,945.16
1株当たり当期純利益(円)	153.60	178.39	188.24	204.44	171.10
潜在株式調整後1株当たり当期純利益(円)	—	—	—	—	171.08
自己資本比率(%)	71.7	73.2	73.0	78.8	81.7
自己資本利益率(%)	11.2	12.1	11.8	11.5	9.0
株価収益率(倍)	43.8	54.4	43.3	44.2	41.8
営業活動によるキャッシュ・フロー(百万円)	—	34,963	42,737	41,023	38,390
投資活動によるキャッシュ・フロー(百万円)	—	△19,895	△39,465	△19,653	△13,583
財務活動によるキャッシュ・フロー(百万円)	—	△5,899	△4,563	△8,186	△14,547
現金及び現金同等物の期末残高(百万円)	43,507	51,654	51,697	66,321	75,694
従業員数(名)	—	10,494	12,966	13,311	14,023

(2) 提出会社の経営指標等

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成11年3月	平成12年3月	平成13年3月	平成14年3月	平成15年3月
売上高(百万円)	117,903	126,719	151,166	151,789	159,432
経常利益(百万円)	16,707	25,122	35,945	30,169	29,460
当期純利益(百万円)	8,703	15,851	12,283	15,333	8,852
資本金(百万円)	6,264	6,264	6,264	6,264	6,264
発行済株式総数(株)	116,124,405	116,124,405	116,124,405	161,124,405	161,124,405
純資産額(百万円)	136,153	155,066	162,102	171,933	166,374
総資産額(百万円)	180,181	205,373	217,967	217,074	209,387
1株当たり純資産額(円)	1,172.48	1,335.34	1,395.93	1,480.62	1,443.51
1株当たり配当額 (内1株当たり中間配当額)(円)	30.0 (14.0)	35.0 (16.0)	50.0 (20.0)	50.0 (25.0)	50.0 (25.0)
1株当たり当期純利益(円)	74.95	136.50	105.78	132.04	75.27
潜在株式調整後1株当たり当期純利益(円)	—	—	—	—	75.26
自己資本比率(%)	75.6	75.5	74.4	79.2	79.5
自己資本利益率(%)	6.5	10.9	7.7	9.2	5.2
株価収益率(倍)	89.7	71.1	77.1	68.5	95.0
配当性向(%)	40.0	25.6	47.3	37.9	66.4
従業員数(名)	1,942	2,381	3,464	3,142	3,289

(注) 1. 売上高には、消費税及び地方消費税は含まれておりません。

2. 第65期(平成15年3月期)から、1株当たり純資産額、1株当たり当期純利益及び、潜在株式調整後1株当たり当期純利益の算定に当たっては、「1株当たり当期純利益に関する会計基準」(企業会計基準2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。

3. キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

4. 第64期(平成14年3月期)以前の潜在株式調整後1株当たり当期純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

5. 従業員数は、第62期(平成12年3月期)より就業人員を記載しております。

以 上

自己株券買付状況報告書

HOYA株式会社

(301006)

第十七号様式

自己株券買付状況報告書

（証券取引法第24条の6第1項に基づく報告書）

報告期間　自　平成15年10月1日

至　平成15年10月31日

関東財務局長　殿

平成15年11月11日提出

		会社名	HOYA株式会社
		英訳名	HOYA CORPORATION
		代表者の役職氏名	取締役代表執行役 最高経営責任者　鈴木　洋
本店の所在の場所	東京都新宿区中落合 二丁目7番5号	電話番号	03-3952-1151（代表）
		連絡者	IRグループ マネジャー　伊藤　直司
もよりの連絡場所	同　上	電話番号	03-3952-1160
		連絡者	同　上

自己株券買付状況報告書の写しを縦覧に供する場所

名　称	所在地
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号

（本書面の枚数　表紙共3枚）

株式の種類 普通株式

1. 取得状況

(1) 定時総会決議による買受けの状況

平成 15 年 10 月 31 日現在

区　分	株式数		価額の総額	摘 要
定時株主総会での決議状況 (平成15年6月20日決議)		11,500,000株	85,000,000,000円	(注)
報告月における取得自己株式 (取　得　日)	ー	ー株	ー円	
	計	ー株	ー円	
報告月末現在の累積取得自己株式数		3,958,800株	32,869,916,400円	
自己株式取得の進捗状況		34.4%	38.7%	

(注) 1.平成 15 年 6 月 20 日開催の定時株主総会において、商法第 210 条第 1 項の規定に基づき決議された株式数を定時株主総会の終結した日現在の発行済株式総数で除して計算した割合は、9.9%であります。

2.価額の総額は約定代金の総額であり、委託手数料等は含んでおりません。

(2) 子会社からの買受けの状況

該当事項は、ありません。

(3) 再評価差額金による償却のための買受けの状況

該当事項は、ありません。

(4) ストックオプションのための新株予約権の行使の状況

新株予約権の行使による月間交付株式総数 1,300 株

(うち、新株発行分 0 株 自己株式移転分 1,300 株)

行使により交付された株式の発行価額総額 9,971,000 円

(うち、新株発行分 0 円 自己株式移転分 9,971,000 円)

2. 処理状況

該当事項は、ありません。

3. 保有状況

平成15年10月31日現在

区　分		株式数	摘　要
発行済株式総数		116,124,405株	
保有自己株式数		4,910,833株	
内　訳	商法第210条第1項の規定に基づく取得	4,895,800株	
	単元未満株式の買取による取得	16,333株	
	単元未満株式買増請求による売却	0株	
	新株予約権行使による売却	△1,300株	
再評価差額金による消却のための保有自己株式数		ー株	

以上

第６６期中間連結会計期間（平成１５年4月1日から平成１５年9月３０日まで）の業績の概要

平成１５年１０月２０日開催の取締役会において承認された第６６期中間連結会計期間（平成１５年4月1日から平成１５年9月３０日まで）の中間連結財務諸表は、次のとおりです。

この中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成１１年大蔵省令第２４号）に基づいて作成しておりますが、証券取引法第１９３条の２の規定に基づく監査法人の中間監査は未了であり、中間監査報告書は受領しておりません。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末（平成14年９月30日）			当中間連結会計期間末（平成15年９月30日）			前連結会計年度の要約連結貸借対照表（平成15年３月31日）		
区分	注記番号	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
（資産の部）										
Ⅰ 流動資産										
1．現金及び預金			88,068			62,895			75,694	
2．受取手形及び売掛金			57,212			63,420			58,945	
3．たな卸資産			35,024			33,360			32,360	
4．その他			10,280			13,469			12,452	
5．貸倒引当金			△1,229			△1,504			△1,299	
流動資産合計			189,356	65.1		171,642	64.6		178,153	65.0
Ⅱ 固定資産										
1．有形固定資産	※1									
(1) 建物及び構築物			24,733			22,766			23,539	
(2) 機械装置及び運搬具			34,943			33,788			33,203	
(3) その他			20,776			20,312			20,494	
有形固定資産合計			80,453	27.6		76,866	28.9		77,237	28.1
2．無形固定資産			4,081	1.4		4,895	1.8		5,106	1.9
3．投資その他の資産										
(1) 投資その他の資産			18,346			13,366			15,090	
(2) 貸倒引当金			△1,493			△1,540			△1,711	
投資その他の資産合計			16,853	5.8		11,826	4.5		13,379	4.9
固定資産合計			101,388	34.8		93,589	35.2		95,723	34.9
Ⅲ 繰延資産			355	0.1		503	0.2		411	0.1
資産合計			291,099	100.0		265,734	100.0		274,288	100.0

区分	注記番号	前中間連結会計期間末（平成14年９月30日）金額（百万円）		構成比（％）	当中間連結会計期間末（平成15年９月30日）金額（百万円）		構成比（％）	前連結会計年度の要約連結貸借対照表（平成15年３月31日）金額（百万円）		構成比（％）
（負債の部）										
Ⅰ　流動負債										
1．支払手形及び買掛金			22,087			23,974			20,405	
2．短期借入金			3,264			2,050			2,284	
3．未払法人税等			7,883			8,094			2,609	
4．賞与引当金			3,602			3,746			3,512	
5．その他			17,083			19,635			19,077	
流動負債合計			53,922	18.5		57,501	21.7		47,889	17.5
Ⅱ　固定負債										
1．長期借入金			417			150			7	
2．退職給付引当金			6,898			－			－	
3．役員退職慰労金引当金			293			－			316	
4．特別修繕引当金			547			359			264	
5．その他			899			1,437			1,409	
固定負債合計			9,057	3.1		1,947	0.7		1,996	0.7
負債合計			62,979	21.6		59,449	22.4		49,886	18.2
（少数株主持分）										
少数株主持分			155	0.1		1,070	0.4		183	0.1
（資本の部）										
Ⅰ　資本金			6,264	2.1		6,264	2.3		6,264	2.3
Ⅱ　資本剰余金			15,898	5.5		15,898	6.0		15,898	5.8
Ⅲ　利益剰余金			214,048	73.5		232,147	87.4		216,271	78.8
Ⅳ　その他有価証券評価差額金			28	0.0		△3	△0.0		15	0.0
Ⅴ　為替換算調整勘定			△8,234	△2.8		△9,154	△3.5		△7,178	△2.6
Ⅵ　自己株式			△40	△0.0		△39,938	△15.0		△7,052	△2.6
資本合計			227,964	78.3		205,213	77.2		224,218	81.7
負債、少数株主持分及び資本合計			291,099	100.0		265,734	100.0		274,288	100.0

② 【中間連結損益計算書】

		前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)			当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)			前連結会計年度の 要約連結損益計算書 (自　平成14年4月1日 至　平成15年3月31日)		
区分	注記番号	金額（百万円）		百分比(％)	金額（百万円）		百分比(％)	金額（百万円）		百分比(％)
Ⅰ　売上高			123,013	100.0		131,699	100.0		246,293	100.0
Ⅱ　売上原価			66,796	54.3		70,367	53.4		133,274	54.1
売上総利益			56,216	45.7		61,331	46.6		113,018	45.9
Ⅲ　販売費及び一般管理費	※1		29,667	24.1		30,395	23.1		60,035	24.4
営業利益			26,549	21.6		30,936	23.5		52,982	21.5
Ⅳ　営業外収益										
1．受取利息		272			303			580		
2．持分法による投資利益		325			625			417		
3．その他		925	1,523	1.2	982	1,912	1.5	2,040	3,038	1.3
Ⅴ　営業外費用										
1．支払利息		223			128			374		
2．売上割引		252			311			588		
3．為替差損		864			1,468			1,251		
4．その他		1,703	3,045	2.5	546	2,453	1.9	2,932	5,146	2.1
経常利益			25,027	20.3		30,395	23.1		50,874	20.7
Ⅵ　特別利益										
1．固定資産売却益	※2	75			513			725		
2．投資有価証券売却益		109			59			109		
3．その他		－	184	0.1	184	757	0.6	634	1,469	0.6
Ⅶ　特別損失										
1．固定資産処分損	※3	339			1,029			1,946		
2．厚生年金基金補填額		－			879			14,949		
3．投資有価証券評価損		32			228			110		
4．退職加算金		1,421			148			3,691		
5．その他		480	2,273	1.8	998	3,284	2.5	2,901	23,600	9.6
税金等調整前中間(当期)純利益			22,938	18.6		27,868	21.2		28,742	11.7
法人税、住民税及び事業税		8,117			9,215			5,648		
法人税等調整額		△35	8,082	6.5	△294	8,921	6.8	3,028	8,676	3.6
少数株主利益			11	0.0		23	0.0		28	0.0
中間(当期)純利益			14,845	12.1		18,924	14.4		20,037	8.1

③【中間連結剰余金計算書】

区分	注記番号	前中間連結会計期間（自 平成14年4月1日 至 平成14年9月30日）金額（百万円）		当中間連結会計期間（自 平成15年4月1日 至 平成15年9月30日）金額（百万円）		前連結会計年度の要約連結剰余金計算書（自 平成14年4月1日 至 平成15年3月31日）金額（百万円）	
（資本剰余金の部）							
Ⅰ 資本剰余金期首残高					15,898		
資本準備金期首残高		15,898	15,898	－	－	15,898	15,898
Ⅱ 資本剰余金増加高							
自己株式処分差益		－	－	0	0	－	－
Ⅲ 資本剰余金中間期末（期末）残高			15,898		15,898		15,898
（利益剰余金の部）							
Ⅰ 利益剰余金期首残高					216,271		
連結剰余金期首残高		202,255	202,255	－	－	202,255	202,255
Ⅱ 利益剰余金増加高							
中間（当期）純利益		14,845	14,845	18,924	18,924	20,037	20,037
Ⅲ 利益剰余金減少高							
1．配当金		2,903		2,879		5,806	
2．取締役賞与		149		169		149	
3．非連結子会社合併に伴う剰余金減少高		－	3,052	－	3,048	65	6,021
Ⅳ 利益剰余金中間期末（期末）残高			214,048		232,147		216,271

④【中間連結キャッシュ・フロー計算書】

区分	注記番号	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日) 金額(百万円)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日) 金額(百万円)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成14年4月1日 至　平成15年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間(当期)純利益		22,938	27,868	28,742
2. 減価償却費		9,710	9,663	19,792
3. 貸倒引当金の増加額又は減少額(△)		△245	30	△6
4. 退職給付引当金の減少額		△414	—	△7,317
5. その他引当金の増加額又は減少額(△)		△314	14	△664
6. 受取利息及び受取配当金		△309	△306	△624
7. 支払利息		223	128	374
8. 為替差損		489	773	705
9. 持分法による投資利益		△325	△625	△417
10. 固定資産売却益		△75	△513	△725
11. 固定資産処分損		339	1,029	1,946
12. 投資有価証券売却益		△109	△59	△109
13. 投資有価証券評価損		32	228	110
14. 取締役賞与の支払額		△149	△169	△149
15. その他		254	215	360
16. 売上債権の増加額(△)又は減少額		1,879	△3,272	628
17. たな卸資産の増加額(△)又は減少額		207	△615	3,207
18. その他流動資産の増加額(△)又は減少額		303	△1,302	2,059
19. 仕入債務の増加額		2,426	3,117	554
20. 未払消費税等の増加額		202	202	258
21. その他流動負債の増加額		199	825	987
小計		37,263	37,231	49,717

		前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度の 要約連結キャッシュ・ フロー計算書 （自　平成14年４月１日 至　平成15年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
22．利息及び配当金の受取額		332	338	543
23．利息の支払額		△220	△109	△361
24．法人税等の支払額		△5,004	△3,829	△11,508
25．法人税等の還付額		―	3,899	―
営業活動によるキャッシュ・フロー		32,371	37,530	38,390
Ⅱ　投資活動によるキャッシュ・フロー				
１．有形固定資産の取得による支出		△6,807	△10,386	△14,212
２．有形固定資産の売却による収入		556	655	2,254
３．投資有価証券の取得による支出		△0	△295	△345
４．投資有価証券の売却による収入		307	102	321
５．貸付による支出		―	△2,407	―
６．その他投資に関する支出		△834	△1,209	△1,755
７．その他投資に関する収入		398	385	562
８.その他		―	―	△407
投資活動によるキャッシュ・フロー		△6,379	△13,155	△13,583

区分	注記番号	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日) 金額（百万円）	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日) 金額（百万円）	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成14年４月１日 至　平成15年３月31日) 金額（百万円）
Ⅲ 財務活動によるキャッシュ・フロー				
1．短期借入金の借入及び返済による収入及び支出(△)(純額)		△257	△76	△1,264
2．長期借入金の返済による支出		△15	△42	△434
3．自己株式の取得による支出		－	△32,901	△7,036
4．自己株式の売却による収入		－	0	－
5．自己株式の取得及び売却による支出（△）及び収入（純額）		△23	－	－
6．親会社による配当金の支払額		△2,864	△2,815	△5,813
7．その他		－	18	－
財務活動によるキャッシュ・フロー		△3,161	△35,817	△14,547
Ⅳ 現金及び現金同等物に係る換算差額		△1,083	△1,733	△927
Ⅴ 現金及び現金同等物の増加額又は減少額(△)		21,747	△13,176	9,331
Ⅵ 現金及び現金同等物の期首残高		66,321	75,694	66,321
持分法適用会社の新規連結に伴う現金及び現金同等物の増加額		－	377	－
非連結子会社合併に伴う現金及び現金同等物の増加額		－	－	41
Ⅶ 現金及び現金同等物の中間期末（期末）残高	※1	88,068	62,895	75,694

中間連結財務諸表作成のための基本となる重要な事項

項目	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1．連結の範囲に関する事項	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE LTD HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAクリスタル㈱ HOYAサービス㈱ なお、当中間連結会計期間から新規設立の子会社1社を連結の範囲に含めております。	連結子会社の数は、57社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V. (旧社名 HOYA LENS EUROPE N.V.) HOYA HOLDINGS ASIA PACIFIC PTE LTD HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当中間連結会計期間から新規設立により在外子会社4社を、また、国内持分法適用会社1社に対する議決権の所有割合が100％に増加したため、連結の範囲に含めております。	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により国内子会社1社及び在外子会社1社、並びに買収により在外子会社1社を連結の範囲に含めております。また、連結の範囲内で、国内子会社2社が、当社への吸収合併により減少しております。
2．持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社2社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社1社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ なお、HOYA-SCHOTT㈱は、当社の議決権の所有割合が100％に増加し連結子会社となったため、持分法の適用から除外しております。	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社2社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱
	(2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、いずれも小規模会社であり、合計の持分損益及び利益剰余金等はいずれも中間連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。

項目	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
3．連結子会社の中間決算日(事業年度)等に関する事項	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRO QUNGDAO LTD.の中間決算日は6月30日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の2社については、中間連結財務諸表の作成に当たって、第2四半期連結決算日(9月30日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する5社の中間決算日は6月30日であります。 なお、連結子会社57社は、すべて四半期ごとに四半期決算を実施しており、上記の5社については、中間連結財務諸表の作成に当たって、第2四半期連結決算日(9月30日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRONICS QINGDAO LTD.の決算日は12月31日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の2社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。
4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 (イ) 有価証券	その他有価証券 時価のあるもの 中間連結会計期間末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定) 時価のないもの 移動平均法による原価法	同左	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法
(ロ) たな卸資産	主として総平均法による原価法であります。	同左	同左
(2) 重要な減価償却資産の減価償却の方法 (イ) 有形固定資産	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約42.1%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約42.2%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約44.6%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。
(ロ) 無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。	同左	同左

項目	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(3) 重要な引当金の計上基準			
(イ) 貸倒引当金	債権の貸倒れによる損失にそなえるため、以下の方法により計上しております。 ①一般債権 貸倒実績率法によっております。 ②貸倒懸念債権及び破産更生債権等 財務内容評価法によっております。	同左	同左
(ロ) 賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左	同左
(ハ) 退職給付引当金	従業員の退職給付にそなえるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により費用の減額処理をしております。 また、数理計算上の差異については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。	――――――	――――――

項目	前中間連結会計期間 (自 平成14年４月１日 至 平成14年９月30日)	当中間連結会計期間 (自 平成15年４月１日 至 平成15年９月30日)	前連結会計年度 (自 平成14年４月１日 至 平成15年３月31日)
	――――――	(追加情報) 当社及び国内連結子会社は、従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前連結会計年度において退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、前第３四半期末において退職給付引当金を全額取り崩しております。	(追加情報) 当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
(ニ) 役員退職慰労金引当金	役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。 ――――――	―――――― (追加情報) 役員に対する退職慰労金制度の廃止に伴い、当中間連結会計期間において役員退職慰労金引当金を全額取り崩しております。	役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。 ――――――

項目	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(ホ) 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左	同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、中間連結会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、中間連結会計期間末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。	同左	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。
(5) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左	同左
(6) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。 また、為替変動リスクのヘッジについて振当て処理の要件を充たしている場合には振当て処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当中間連結会計期間にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引	イ　同左 ロ　同左	イ　同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引

項目	前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
	ハ　有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	ハ　　同左	ハ　　同左
(7) その他中間連結財務諸表（連結財務諸表）作成のための重要な事項			
（イ）消費税及び地方消費税の会計処理	税抜方式を採用しております。なお、仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に含めて表示しております。	同左	税抜方式を採用しております。
（ロ）中間連結決算における租税特別措置法上の準備金等の取扱い	中間連結決算における当社及び国内子会社の税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。	同左	――――――
（ハ）自己株式及び法定準備金の取崩等に関する会計基準	――――――	――――――	（会計方針の変更） 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当連結会計年度から同会計基準によっております。これによる当連結会計年度の損益に与える影響は軽微であります。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。
（ニ）１株当たり情報	――――――	――――――	（会計方針の変更） 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。

項目	前中間連結会計期間 （自　平成14年4月1日 至　平成14年9月30日）	当中間連結会計期間 （自　平成15年4月1日 至　平成15年9月30日）	前連結会計年度 （自　平成14年4月1日 至　平成15年3月31日）
5．中間連結キャッシュ・フロー計算書（連結キャッシュ・フロー計算書）における資金の範囲	中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から3ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から3ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。

（表示方法の変更）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）
（中間連結損益計算書） 営業外費用の為替差損864百万円は、営業外費用の総額の100分の10を超えたため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の金額は40百万円であり、営業外費用の「その他」に含めて表示しております。 営業外費用の減価償却費23百万円は、従来、区分掲記しておりましたが、営業外費用の総額の100分の10以下のため、当中間連結会計期間から営業外費用の「その他」に含めて表示しております。	――――――
（中間連結キャッシュ・フロー計算書） 賞与引当金の増減額は、前中間連結会計期間まで、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から「その他引当金の増加額又は減少額（△）」に含めて表示しております。 なお、前中間連結会計期間の賞与引当金の増加額133百万円は、「その他」に含めて表示しております。	（中間連結キャッシュ・フロー計算書） 投資活動によるキャッシュ・フローの「貸付による支出」は、前中間連結会計期間まで、「その他投資に関する支出」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の「貸付による支出」は、△164百万円であります。 財務活動によるキャッシュ・フローの「自己株式の取得による支出」は、前中間連結会計期間においては純額表示し、「自己株式の取得及び売却による支出（△）及び収入（純額）」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の「自己株式取得による支出」は△23百万円であります。

（追加情報）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
（自己株式及び法定準備金取崩等会計） 当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当中間連結会計期間の損益に与える影響は軽微であります。 なお、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成しております。	――――――	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成14年９月30日）	当中間連結会計期間末 （平成15年９月30日）	前連結会計年度末 （平成15年３月31日）
※１．有形固定資産の減価償却累計額 （百万円） 146,623 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先19件　468 当社グループの従業員108名　89 計　558	※１．有形固定資産の減価償却累計額 （百万円） 155,408 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先24件　646 当社グループの従業員23名　23 計　669	※１．有形固定資産の減価償却累計額 （百万円） 148,647 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先18件　456 当社グループの従業員34名　30 計　486

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　3,285 貸倒引当金繰入額　40 給料手当及び賞与　7,432 賞与引当金繰入額　1,379 退職給付費用　652 支払手数料　2,918 研究開発費　3,281	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　3,210 貸倒引当金繰入額　76 給料手当及び賞与　7,046 賞与引当金繰入額　1,438 支払手数料　3,302 研究開発費　3,335	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　6,571 貸倒引当金繰入額　181 給料手当及び賞与　14,627 賞与引当金繰入額　1,986 退職給付費用　1,133 支払手数料　5,526 研究開発費　6,842
※２．固定資産売却益 機械装置46百万円及びその他有形固定資産28百万円の売却益であります。	※２．固定資産売却益 借地権383百万円、土地80百万円及びその他有形固定資産49百万円の売却益であります。	※２．固定資産売却益 機械装置575百万円及びその他有形固定資149百万円の売却益であります。
※３．固定資産処分損 機械装置200百万円、建物40百万円及びその他有形固定資産99百万円の処分損であります。	※３．固定資産処分損 機械装置393百万円、建物380百万円及びその他有形固定資産255百万円の処分損であります。	※３．固定資産処分損 機械装置1,146百万円、建物453百万円及びその他有形固定資産346百万円の処分損であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に記載されている科目の金額との関係 （百万円） 現金及び預金勘定　88,068 有価証券勘定　－ 計　88,068 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　88,068	※１．現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に記載されている科目の金額との関係 （百万円） 現金及び預金勘定　62,895 有価証券勘定　－ 計　62,895 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　62,895	※１．現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 （百万円） 現金及び預金勘定　75,694 有価証券勘定　－ 計　75,694 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　75,694
２．　―――――	２．持分法適用会社に対する議決権の所有割合が増加し連結子会社となったことにより増加した資産及び負債の主な内訳 HOYA SCHOTT㈱ （平成15年６月30日現在） （百万円） 流動資産　2,052 固定資産　554 資産合計　2,607 流動負債　701 固定負債　168 負債合計　870	２．非連結及び非持分法適用子会社を合併したことにより増加した資産及び負債の主な内訳 HOYAテクノプロセス㈱他２社 （当社と合併＝平成15年3月１日現在） （百万円） 流動資産　82 固定資産　0 資産合計　82 流動負債　37 固定負債　－ 負債合計　37

(リース取引関係)

前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
① リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額	① リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額	① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前中間連結会計期間

	機械装置及び運搬具 (百万円)	その他(工具器具備品) (百万円)	合計 (百万円)
取得価額相当額	2,790	3,365	6,156
減価償却累計額相当額	1,560	1,969	3,530
中間連結会計期間末残高相当額	1,229	1,395	2,625

当中間連結会計期間

	機械装置及び運搬具 (百万円)	その他(工具器具備品) (百万円)	合計 (百万円)
取得価額相当額	4,224	3,097	7,322
減価償却累計額相当額	1,982	1,919	3,901
中間連結会計期間末残高相当額	2,242	1,177	3,420

前連結会計年度

	機械装置及び運搬具 (百万円)	その他(工具器具備品) (百万円)	合計 (百万円)
取得価額相当額	3,571	3,305	6,876
減価償却累計額相当額	1,903	2,025	3,929
期末残高相当額	1,667	1,280	2,947

前中間連結会計期間	当中間連結会計期間	前連結会計年度
なお、取得価額相当額は、有形固定資産の中間連結会計期間末残高等に占める未経過リース料中間連結会計期間末残高の割合が低いため、「支払利子込み法」により算定しております。	同左	なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
② 未経過リース料中間連結会計期間末残高相当額	② 未経過リース料中間連結会計期間末残高相当額	② 未経過リース料期末残高相当額

(百万円)	前中間連結会計期間	当中間連結会計期間	前連結会計年度
1年以内	1,124	1,180	1,190
1年超	1,501	2,239	1,756
合計	2,625	3,420	2,947

前中間連結会計期間	当中間連結会計期間	前連結会計年度
なお、未経過リース料中間連結会計期間末残高相当額は、有形固定資産の中間連結会計期間末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。	同左	なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。
③ 支払リース料及び減価償却費相当額	③ 支払リース料及び減価償却費相当額	③ 支払リース料及び減価償却費相当額

(百万円)	前中間連結会計期間	当中間連結会計期間	前連結会計年度
支払リース料	687	654	1,343
減価償却費相当額	687	654	1,343

前中間連結会計期間	当中間連結会計期間	前連結会計年度
④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	④ 減価償却費相当額の算定方法 同左	④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
2. オペレーティングリース取引(借手側)	2. オペレーティングリース取引(借手側)	2. オペレーティング・リース取引(借手側)

未経過リース料 (百万円)	前中間連結会計期間	当中間連結会計期間	前連結会計年度
1年以内	99	99	99
1年超	1,186	1,087	1,137
合計	1,286	1,186	1,236

（有価証券関係）

（前中間連結会計期間）

1．時価のある有価証券

区分	前中間連結会計期間末（平成14年9月30日）		
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
計	－	－	－
(2) その他有価証券	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	202	251	49
② 債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
③ その他	－	－	－
計	202	251	49

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	前中間連結会計期間末（平成14年9月30日）
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）
① 国債・地方債等	－
② 社債	－
③ その他	－
(2) 関連会社株式	中間連結貸借対照表計上額（百万円）
① 非上場株式	5,001
(3) その他有価証券	中間連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	463
② 非上場社債	－

（当中間連結会計期間）

1．時価のある有価証券

区分	当中間連結会計期間末（平成15年９月30日）		
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
計	－	－	－
(2) その他有価証券	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	102	119	17
② 債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
③ その他	－	－	－
計	102	119	17

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	当中間連結会計期間末（平成15年９月30日）
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）
① 国債・地方債等	－
② 社債	－
③ その他	－
(2) 関連会社株式	中間連結貸借対照表計上額（百万円）
① 非上場株式	4,495
(3) その他有価証券	中間連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	650

（前連結会計年度）

1．時価のある有価証券

区分	前連結会計年度末（平成15年３月31日）		
(1) 満期保有目的の債券	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	−	−	−
② 社債	−	−	−
③ その他	−	−	−
計	−	−	−
(2) その他有価証券	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	145	170	25
② 債券			
国債・地方債等	−	−	−
社債	−	−	−
その他	−	−	−
③ その他	−	−	−
計	145	170	25

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	前連結会計年度末（平成15年３月31日）
(1) 満期保有目的の債券	連結貸借対照表計上額（百万円）
① 国債・地方債等	−
② 社債	−
③ その他	−
(2) 関連会社株式	連結貸借対照表計上額（百万円）
① 非上場株式	4,953
(3) その他有価証券	連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	615

（デリバティブ取引関係）

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

（セグメント情報）

【事業の種類別セグメント情報】

	前中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）								
	情報・通信		アイケア		生活文化		計（百万円）	消去又は全社（百万円）	連結（百万円）
	エレクトロオプティクス（百万円）	ホトニクス（百万円）	ビジョンケア（百万円）	ヘルスケア（百万円）	クリスタル（百万円）	サービス（百万円）			
売上高									
(1) 外部顧客に対する売上高	54,630	3,059	47,268	13,266	4,103	685	123,013	－	123,013
(2) セグメント間の内部売上高又は振替高	116	－	14	0	11	1,407	1,550	(1,550)	－
計	54,747	3,059	47,283	13,266	4,115	2,092	124,564	(1,550)	123,013
営業費用	38,043	3,528	39,055	10,749	3,914	1,972	97,263	(798)	96,464
営業利益又は営業損失（△）	16,703	△468	8,228	2,517	200	120	27,301	(752)	26,549

	当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）								
	情報・通信		アイケア		生活文化		計（百万円）	消去又は全社（百万円）	連結（百万円）
	エレクトロオプティクス（百万円）	ホトニクス（百万円）	ビジョンケア（百万円）	ヘルスケア（百万円）	クリスタル（百万円）	サービス（百万円）			
売上高									
(1) 外部顧客に対する売上高	63,135	2,248	49,112	14,175	2,380	646	131,699	－	131,699
(2) セグメント間の内部売上高又は振替高	30	－	6	0	20	3,002	3,060	(3,060)	－
計	63,166	2,248	49,119	14,175	2,400	3,648	134,759	(3,060)	131,699
営業費用	42,505	2,300	41,300	10,976	2,490	3,413	102,987	(2,225)	100,762
営業利益又は営業損失（△）	20,660	△52	7,818	3,198	△90	235	31,771	(835)	30,936

	前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）								
	情報・通信		アイケア		生活文化		計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
	エレクトロオプティクス （百万円）	ホトニクス （百万円）	ビジョンケア （百万円）	ヘルスケア （百万円）	クリスタル （百万円）	サービス （百万円）			
売上高									
(1) 外部顧客に対する売上高	111,460	5,485	94,388	26,716	6,719	1,522	246,293	−	246,293
(2) セグメント間の内部売上高又は振替高	206	0	1,987	0	35	3,025	5,255	(5,255)	−
計	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
営業費用	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
営業利益又は営業損失（△）	34,414	△588	15,398	5,088	△11	239	54,539	(1,557)	52,982

（注）１．事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間971百万円、当中間連結会計期間1,096百万円、前連結会計年度2,052百万円であり、その主なものは、当社の本社部門並びに海外のエリア持株会社に係る費用であります。

【所在地別セグメント情報】

	前中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）						
	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	83,236	18,474	15,308	5,994	123,013	－	123,013
(2) セグメント間の内部売上高又は振替高	8,716	24	842	21,428	31,011	(31,011)	－
計	91,952	18,498	16,150	27,423	154,025	(31,011)	123,013
営業費用	73,927	18,057	13,615	22,353	127,954	(31,490)	96,464
営業利益	18,025	440	2,535	5,069	26,070	478	26,549

	当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）						
	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	89,985	17,602	17,977	6,133	131,699	－	131,699
(2) セグメント間の内部売上高又は振替高	8,560	45	794	27,663	37,064	(37,064)	－
計	98,545	17,648	18,772	33,797	168,763	(37,064)	131,699
営業費用	79,358	16,731	14,874	27,194	138,159	(37,397)	100,762
営業利益	19,186	917	3,898	6,602	30,604	332	30,936

	前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
売上高							
(1) 外部顧客に対する売上高	166,178	35,770	32,639	11,704	246,293	－	246,293
(2) セグメント間の内部売上高又は振替高	17,343	73	1,890	44,513	63,820	(63,820)	－
計	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
営業費用	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
営業利益	34,560	945	6,118	10,937	52,562	420	52,982

（注）１．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法…………地理的近接度による。

(2) 各区分に属する主な国又は地域…北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間857百万円、当中間連結会計期間920百万円、前連結会計年度1,812百万円であり、その主なものは、当社の本社部門に係る費用であります。

【海外売上高】

	前中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	18,946	18,967	15,384	56	53,354
連結売上高（百万円）					123,013
連結売上高に占める海外売上高の割合（％）	15.4	15.5	12.5	0.0	43.4

	当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	19,222	19,294	20,288	1	58,806
連結売上高（百万円）					131,699
連結売上高に占める海外売上高の割合（％）	14.6	14.7	15.4	0.0	44.7

	前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	36,692	38,788	32,772	33	108,287
連結売上高（百万円）					246,293
連結売上高に占める海外売上高の割合（％）	14.9	15.8	13.3	0.0	44.0

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法…………地理的近接度による。

(2) 各区分に属する主な国又は地域…北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

（１株当たり情報）

<table>
<tr><th>前中間連結会計期間
（自　平成14年４月１日
至　平成14年９月30日）</th><th>当中間連結会計期間
（自　平成15年４月１日
至　平成15年９月30日）</th><th>前連結会計年度
（自　平成14年４月１日
至　平成15年３月31日）</th></tr>
<tr><td>１株当たり純資産額　1,963.19円
１株当たり中間純利益　127.84円

（追加情報）
当中間連結会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
なお、同会計基準及び適用指針を前中間連結会計期間及び前連結会計年度に適用して算定した場合の１株当たり情報は、それぞれ以下のとおりであります。
<table>
<tr><th>前中間連結会計期間</th><th>前連結会計年度</th></tr>
<tr><td>１株当たり純資産額
1,759円87銭</td><td>１株当たり純資産額
1,886円20銭</td></tr>
<tr><td>１株当たり中間純利益
117円63銭</td><td>１株当たり当期純利益
203円15銭</td></tr>
<tr><td>潜在株式調整後１株当たり中間純利益
－円－銭</td><td>潜在株式調整後１株当たり当期純利益
－円－銭</td></tr>
</table>
なお、潜在株式調整後１株当たり中間（当期）純利益については、潜在株式が存在しないため記載しておりません。</td>
<td>１株当たり純資産額　1,845.23円
１株当たり中間純利益　166.21円
潜在株式調整後１株当たり中間純利益　166.15円</td>
<td>１株当たり純資産額　1,945.16円
１株当たり当期純利益　171.10円
潜在株式調整後１株当たり当期純利益　171.08円

当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
なお、同会計基準及び適用指針を前連結会計年度に適用して算定した場合の１株当たり情報は、以下のとおりであります。

１株当たり純資産額　1,886.20円
１株当たり当期純利益　203.15円
なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。</td></tr>
</table>

（注）１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	14,845	18,924	20,037
普通株主に帰属しない金額（百万円）	－	－	187
（うち利益処分による取締役賞与）	－	－	(187)
普通株式に係る中間（当期）純利益（百万円）	14,845	18,924	19,850
期中平均株式数（千株）	116,120	113,852	116,013
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	－	43	14
（うち新株予約権）	－	(43)	(14)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	－	－	－

（重要な後発事象）

該当事項はありません。

(2)　【その他】

該当事項はありません。

第６６期中間会計期間（平成１５年４月１日から平成１５年９月３０日まで）の業績の概況

平成１５年１０月２０日開催の取締役会において承認された第６６期中間会計期間（平成１５年４月１日から平成１５年９月３０日まで）の中間財務諸表は、次のとおりです。

この中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和５２年大蔵省令第３８号）に基づいて作成しておりが、証券取引法第１９３条の２の規定に基づく監査法人の中間監査は未了であり、中間監査報告書は受領しておりません。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成14年9月30日)			当中間会計期間末 (平成15年9月30日)			前事業年度の要約貸借対照表 (平成15年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1. 現金及び預金		62,310			26,203			41,368		
2. 受取手形		11,945			9,862			10,997		
3. 売掛金		31,128			39,409			34,880		
4. たな卸資産		15,260			16,543			16,626		
5. その他		9,302			13,370			13,501		
6. 貸倒引当金		△474			△703			△525		
流動資産合計			129,473	56.8		104,685	53.5		116,849	55.8
Ⅱ 固定資産										
1. 有形固定資産	※1									
(1) 建物		11,682			10,394			11,031		
(2) 機械装置		16,326			17,740			15,532		
(3) その他		14,054			13,495			14,523		
計			42,062	18.5		41,630	21.3		41,087	19.6
2. 無形固定資産			2,521	1.1		2,839	1.4		2,973	1.4
3. 投資その他の資産										
(1) 関係会社株式		45,957			41,936			42,660		
(2) その他		8,723			5,457			6,802		
(3) 貸倒引当金		△845			△888			△985		
計			53,834	23.6		46,504	23.8		48,477	23.2
固定資産合計			98,418	43.2		90,974	46.5		92,538	44.2
資産合計			227,892	100.0		195,660	100.0		209,387	100.0

区分	注記番号	前中間会計期間末（平成14年９月30日）			当中間会計期間末（平成15年９月30日）			前事業年度の要約貸借対照表（平成15年３月31日）		
		金額（百万円）		構成比（％）	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
（負債の部）										
Ⅰ　流動負債										
１．支払手形		547			729			696		
２．買掛金		17,900			21,827			18,307		
３．短期借入金		－			5,167			－		
４．未払法人税等		5,281			4,583			569		
５．賞与引当金		2,496			2,387			2,529		
６、その他		17,888			19,559			20,410		
流動負債合計			44,115	19.4		54,256	27.7		42,513	20.3
Ⅱ　固定負債										
１．退職給付引当金		5,654			－			－		
２．役員退職慰労金引当金		197			－			221		
３．特別修繕引当金		359			358			263		
４．その他		－			2			15		
固定負債合計			6,212	2.7		361	0.2		500	0.2
負債合計			50,327	22.1		54,617	27.9		43,013	20.5
（資本の部）										
Ⅰ　資本金			6,264	2.7		6,264	3.2		6,264	3.0
Ⅱ　資本剰余金										
１．資本準備金		15,898			15,898			15,898		
２．その他資本剰余金		－			0			－		
資本剰余金合計			15,898	7.0		15,898	8.1		15,898	7.6
Ⅲ　利益剰余金										
１．利益準備金		1,566			1,566			1,566		
２．任意積立金		141,640			142,561			141,640		
３．中間（当期）未処分利益		12,207			14,693			8,042		
利益剰余金合計			155,414	68.2		158,820	81.2		151,248	72.2
Ⅳ　その他有価証券評価差額金			28	0.0		△3	△0.0		15	0.0
Ⅴ　自己株式			△40	△0.0		△39,938	△20.4		△7,052	△3.3
資本合計			177,565	77.9		141,042	72.1		166,374	79.5
負債資本合計			227,892	100.0		195,660	100.0		209,387	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)			当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)			前事業年度の要約損益計算書 (自 平成14年4月1日 至 平成15年3月31日)		
区分	注記番号	金額（百万円）		百分比 (%)	金額（百万円）		百分比 (%)	金額（百万円）		百分比 (%)
Ⅰ 売上高			79,432	100.0		88,753	100.0		159,432	100.0
Ⅱ 売上原価			52,999	66.7		60,337	68.0		106,979	67.1
売上総利益			26,432	33.3		28,416	32.0		52,453	32.9
Ⅲ 販売費及び一般管理費			12,537	15.8		13,938	15.7		25,916	16.3
営業利益			13,895	17.5		14,477	16.3		26,536	16.6
Ⅳ 営業外収益	※1		3,364	4.2		5,027	5.7		5,548	3.5
Ⅴ 営業外費用	※2		1,829	2.3		1,368	1.6		2,624	1.6
経常利益			15,430	19.4		18,136	20.4		29,460	18.5
Ⅵ 特別利益	※3		183	0.2		524	0.6		67	0.0
Ⅶ 特別損失	※4		1,278	1.6		2,694	3.0		15,187	9.5
税引前中間（当期）純利益			14,335	18.0		15,966	18.0		14,340	9.0
法人税、住民税及び事業税		5,745			5,590			670		
法人税等調整額		△109	5,635	7.0	△195	5,394	6.1	4,817	5,487	3.4
中間（当期）純利益			8,700	11.0		10,571	11.9		8,852	5.6
前期繰越利益			3,507			4,122			3,507	
合併に伴う未処理損失受入額			−			−			1,415	
中間配当額			−			−			2,902	
中間（当期）未処分利益			12,207			14,693			8,042	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの 中間会計期間末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定） 時価のないもの 移動平均法による原価法 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 総平均法による原価法 ② 原材料 総平均法による原価法（一部最終仕入原価法による原価法） ③ 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	１．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 同左 ② 原材料 同左 ③ 貯蔵品 同左	１．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 当期末日の市場価格等に基づく時価法 （評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 同左 ② 原材料 同左 ③ 貯蔵品 同左
２．固定資産の減価償却の方法 (1) 有形固定資産 平成10年４月１日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置５～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は５年であります。	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
３．引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失にそなえるため、以下の方法により計上しております。 ①　一般債権 貸倒実績率法によっております。 ②　貸倒懸念債権及び破産更生債権等 財務内容評価法によっております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。 (3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した期の翌期から当該年数にわたって費用処理をしております。	３．引当金の計上基準 (1) 貸倒引当金 同左 ①　一般債権 同左 ②　貸倒懸念債権及び破産更生債権等 同左 (2) 賞与引当金 同左 ――――――	３．引当金の計上基準 (1) 貸倒引当金 同左 ①　一般債権 同左 ②　貸倒懸念債権及び破産更生債権等 同左 (2) 賞与引当金 同左 ――――――

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
――――	(追加情報) 当社は、従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前事業年度において退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、前第3四半期末において退職給付引当金を全額取り崩しております。	(追加情報) 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第3四半期末において退職給付引当金を全額取り崩しております。 なお、当第3四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第3四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数(12年)による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(12年)による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。 ――――	(4) 役員退職慰労金引当金 ―――― (追加情報) 役員に対する退職慰労金制度の廃止に伴い、当中間会計期間において役員退職慰労金引当金を全額取り崩しております。	(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。 ――――
(5) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(5) 特別修繕引当金 同左	(5) 特別修繕引当金 同左

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4．外貨建の資産及び負債の本邦通貨への換算基準 同左	4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5．リース取引の処理方法 同左	5．リース取引の処理方法 同左
6．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 税抜方式を採用しております。なお、仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に含めて表示しております。 (2) 中間決算における租税特別措置法上の準備金等の取扱い 中間決算における税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。 ―――――― ――――――	6．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 同左 (2) 中間決算における租税特別措置法上の準備金等の取扱い 同左 ―――――― ――――――	6．その他財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 税抜方式を採用しております。 ―――――― (3) 自己株式及び法定準備金の取崩等に関する会計基準 (会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号）が平成14年4月1日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響は軽微であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (4) 1株当たり情報 (会計方針の変更) 「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）が平成14年4月1日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「1株当たり情報に関する注記」に記載しております。

（表示方法の変更）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）
工具器具備品5,081百万円は、前中間会計期間まで区分掲記しておりましたが、資産の総額の100分の５以下のため、当中間会計期間から有形固定資産の「その他」に含めて表示しております。	――――――

（追加情報）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
（自己株式及び法定準備金取崩等会計） 当中間会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当中間会計期間の損益に与える影響は軽微であります。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の資本の部は、改正後の中間財務諸表等規則により作成しております。	――――――	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成14年９月30日）	当中間会計期間末 （平成15年９月30日）	前事業年度末 （平成15年３月31日）
※１．有形固定資産の減価償却累計額 （百万円） 84,616	※１．有形固定資産の減価償却累計額 （百万円） 93,625	※１．有形固定資産の減価償却累計額 （百万円） 90,044

（中間損益計算書関係）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．営業外収益の主要項目 （百万円） 受取利息　41 受取配当金　1,541	※１．営業外収益の主要項目 （百万円） 受取利息　60 受取配当金　2,740	※１．営業外収益の主要項目 （百万円） 受取利息　97 受取配当金　1,548
※２．営業外費用の主要項目 （百万円） 為替差損　1,017	※２．営業外費用の主要項目 （百万円） 為替差損　1,068	※２．営業外費用の主要項目 （百万円） 為替差損　1,318
※３．特別利益の主要項目 （百万円） 貸倒引当金戻入益　156	※３．特別利益の主要項目 （百万円） 借地権売却益　383	※３．特別利益の主要項目 （百万円） 貸倒引当金戻入益　35
※４．特別損失の主要項目 （百万円） 退職加算金　979 機械装置処分損　175	※４．特別損失の主要項目 （百万円） 厚生年金基金補填金　736 関係会社株式売却損　616 機械装置処分損　388	※４．特別損失の主要項目 （百万円） 厚生年金基金補填金　10,189 退職加算金　2,639
５．減価償却実施額 （百万円） 有形固定資産　3,922 無形固定資産　506	５．減価償却実施額 （百万円） 有形固定資産　4,280 無形固定資産　483	５．減価償却実施額 （百万円） 有形固定資産　8,399 無形固定資産　1,132

(リース取引関係)

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記	1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記	1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
機械装置 / その他(工具器具備品) / 合計 (百万円) 取得価額相当額　1,780　994　2,774 減価償却累計額相当額　1,093　688　1,782 中間会計期間末残高相当額　686　306　992	機械装置 / その他(工具器具備品) / 合計 (百万円) 取得価額相当額　2,524　1,332　3,857 減価償却累計額相当額　1,233　884　2,118 中間会計期間末残高相当額　1,290　447　1,738	機械装置 / その他(工具器具備品) / 合計 (百万円) 取得価額相当額　1,770　1,363　3,134 減価償却累計額相当額　1,246　791　2,038 期末残高相当額　524　571　1,095
なお、取得価額相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、「支払利子込み法」により算定しております。	同左	なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。
(2) 未経過リース料中間会計期間末残高相当額 (百万円) 1年以内　466 1年超　526 合計　992	(2) 未経過リース料中間会計期間末残高相当額 (百万円) 1年以内　623 1年超　1,115 合計　1,738	(2) 未経過リース料期末残高相当額 (百万円) 1年以内　522 1年超　573 合計　1,095
なお、未経過リース料中間会計期間末残高相当額は、有形固定資産の中間会計期間末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。	同左	なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。
(3) 支払リース料及び減価償却費相当額 (百万円) 支払リース料　290 減価償却費相当額　290	(3) 支払リース料及び減価償却費相当額 (百万円) 支払リース料　385 減価償却費相当額　385	(3) 支払リース料および減価償却費相当額 (百万円) 支払リース料　497 減価償却費相当額　497
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左	(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。
2．オペレーティング・リース取引(借手側) 未経過リース料　(百万円) 1年以内　99 1年超　1,186 合計　1,286	2．オペレーティング・リース取引(借手側) 未経過リース料　(百万円) 1年以内　99 1年超　1,087 合計　1,186	2．オペレーティング・リース取引(借手側) 未経過リース料　(百万円) 1年以内　99 1年超　1,137 合計　1,236

（有価証券関係）

前中間会計期間末、当中間会計期間末及び前事業年度末における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり純資産額　1,529.16円 １株当たり中間純利益　74.92円 （追加情報） 当中間会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前中間会計期間及び前事業年度に適用して算定した場合の１株当たり情報は、それぞれ以下のとおりであります。 前中間会計期間：１株当たり純資産額 1,460円78銭／１株当たり中間純利益 95円48銭／潜在株式調整後１株当たり中間純利益 ―円―銭 前事業年度：１株当たり純資産額 1,479円79銭／１株当たり当期純利益 131円21銭／潜在株式調整後１株当たり当期純利益 ―円―銭 なお、潜在株式調整後１株当たり中間（当期）純利益については、潜在株式が存在しないため記載しておりません。	１株当たり純資産額　1,268.21円 １株当たり中間純利益　92.85円 潜在株式調整後１株当たり中間純利益　92.81円	１株当たり純資産額　1,443.51円 １株当たり当期純利益　75.27円 潜在株式調整後１株当たり当期純利益　75.26円 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。 なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報は、以下のとおりであります。 １株当たり純資産額　1,479.79円 １株当たり当期純利益　131.21円 なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。

（前中間会計期間の欄内の表）

前中間会計期間	前事業年度
１株当たり純資産額	１株当たり純資産額
1,460円78銭	1,479円79銭
１株当たり中間純利益	１株当たり当期純利益
95円48銭	131円21銭
潜在株式調整後１株当たり中間純利益	潜在株式調整後１株当たり当期純利益
―円―銭	―円―銭

（注）１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1株当たり中間(当期)純利益			
中間(当期)純利益(百万円)	8,700	10,571	8,852
普通株主に帰属しない金額(百万円)	―	―	120
(うち利益処分による取締役賞与)	―	―	(120)
普通株式に係る中間(当期)純利益(百万円)	8,700	10,571	8,732
期中平均株式数(千株)	116,120	113,852	116,013
潜在株式調整後1株当たり中間(当期)純利益			
中間(当期)純利益調整額(百万円)	―	―	―
普通株式増加数(千株)	―	43	14
(うち新株予約権)	―	(43)	(14)
希薄化効果を有しないため、潜在株式調整後1株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要	―	―	―

(重要な後発事象)

該当事項はありません。

(2)【その他】

平成15年10月20日開催の取締役会において、平成15年9月30日現在の最終の株主名簿及び実質株主名簿に記載された株主に対して、第66期の中間配当金として1株につき50円(総額5,560百万円)を支払うことを決議いたしました。

RECEIVED
2004 JUN 21 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HOYA

半期報告書

（第66期中）　自　平成15年４月１日
　　　　　　　至　平成15年９月30日

HOYA株式会社

(301006)

目次

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成15年12月18日
【中間会計期間】	第66期中（自　平成15年４月１日　至　平成15年９月30日）
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次	第64期中	第65期中	第66期中	第64期	第65期
会計期間	自平成13年 ４月１日 至平成13年 ９月30日	自平成14年 ４月１日 至平成14年 ９月30日	自平成15年 ４月１日 至平成15年 ９月30日	自平成13年 ４月１日 至平成14年 ３月31日	自平成14年 ４月１日 至平成15年 ３月31日
売上高（百万円）	118,358	123,013	131,699	235,265	246,293
経常利益（百万円）	22,697	25,027	30,395	45,774	50,874
中間（当期）純利益（百万円）	13,660	14,845	18,924	23,740	20,037
純資産額（百万円）	204,363	227,964	205,213	219,180	224,218
総資産額（百万円）	268,316	291,099	265,734	278,067	274,288
１株当たり純資産額（円）	1,759.87	1,963.19	1,845.23	1,887.49	1,945.16
１株当たり中間（当期）純利益(円)	117.63	127.84	166.21	204.44	171.10
潜在株式調整後１株当たり中間（当期）純利益（円）	—	—	166.15	—	171.08
自己資本比率（％）	76.2	78.3	77.2	78.8	81.7
営業活動によるキャッシュ・フロー（百万円）	15,127	32,371	37,530	41,023	38,390
投資活動によるキャッシュ・フロー（百万円）	△10,743	△6,379	△13,155	△19,653	△13,583
財務活動によるキャッシュ・フロー（百万円）	△4,920	△3,161	△35,817	△8,186	△14,547
現金及び現金同等物の中間期末（期末）残高（百万円）	51,125	88,068	62,895	66,321	75,694
従業員数(名)	12,940	13,711	14,812	13,311	14,023

（注）１．売上高には、消費税及び地方消費税は含まれておりません。

２．第65期中間連結会計期間から、１株当たり純資産額、１株当たり中間（当期）純利益及び、潜在株式調整後１株当たり中間（当期）純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

３．第65期中間連結会計期間以前の潜在株式調整後１株当たり中間（当期）純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

４．キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。

(2) 提出会社の経営指標等

回次	第64期中	第65期中	第66期中	第64期	第65期
会計期間	自平成13年 4月1日 至平成13年 9月30日	自平成14年 4月1日 至平成14年 9月30日	自平成15年 4月1日 至平成15年 9月30日	自平成13年 4月1日 至平成14年 3月31日	自平成14年 4月1日 至平成15年 3月31日
売上高（百万円）	78,292	79,432	88,753	151,789	159,432
経常利益（百万円）	17,333	15,430	18,136	30,169	29,460
中間（当期）純利益（百万円）	11,087	8,700	10,571	15,333	8,852
資本金（百万円）	6,264	6,264	6,264	6,264	6,264
発行済株式総数（株）	116,124,405	116,124,405	116,124,405	116,124,405	116,124,405
純資産額（百万円）	169,632	177,565	141,042	171,933	166,374
総資産額（百万円）	219,498	227,892	195,660	217,074	209,387
1株当たり純資産額（円）	1,460.78	1,529.16	1,268.21	1,480.62	1,443.51
1株当たり中間(当期)純利益(円)	95.48	74.92	92.85	132.04	75.27
潜在株式調整後1株当たり中間（当期）純利益（円）	－	－	92.81	－	75.26
1株当たり中間(年間)配当額(円)	25.0	25.0	50.0	50.0	50.0
自己資本比率（%）	77.3	77.9	72.1	79.2	79.5
従業員数(名)	3,443	3,319	3,169	3,142	3,289

（注）1．売上高には、消費税及び地方消費税は含まれておりません。
2．第65期中間会計期間から、1株当たり純資産額、1株当たり中間（当期）純利益及び、潜在株式調整後1株当たり中間（当期）純利益の算定に当たっては、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。
3．第65期中間会計期間以前の潜在株式調整後1株当たり中間（当期）純利益については、希薄化効果を有する潜在株式がないため記載しておりません。

２【事業の内容】

(1) 事業内容の重要な変更

当中間連結会計期間において、当社グループ（当社及び関係会社）が営んでいる事業の内容に重要な変更はありません。

(2) 主要な関係会社の異動

主要な関係会社の異動はありません。

３【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はありません。

なお、HOYA LENS EUROPE N.V.は当期においてHOYA HOLDINGS N.V.に社名変更しております。

４【従業員の状況】

(1) 連結会社の状況

平成15年９月30日現在

事業の種類別セグメントの名称	従業員数（名）
エレクトロオプティクス	7,721
ホトニクス	133
ビジョンケア	5,812
ヘルスケア	565
クリスタル	174
サービス	359
全社（共通）	48
合計	14,812

（注）１．従業員数は就業人員であります。

２．全社（共通）には、本社部門及び海外地域のエリア持株会社に所属している従業員数を記載しております。

(2) 提出会社の状況

平成15年９月30日現在の従業員数（就業人員）は、3,169名であります。

(3) 労働組合の状況

当社グループと労働組合との労使関係は、相互理解と信頼のもとに建設的な労使協議会を通じて、積極的に生産性向上運動を推進しております。

第２【事業の状況】

当社グループは、消費税及び地方消費税に係る会計処理につき税抜方式を採用しているため、以下の記載金額には消費税及び地方消費税は含まれておりません。

１【業績等の概要】

(1) 業績

当中間連結会計期間は、米国における景気回復傾向を受け、世界的にＩＴ関連産業の設備投資が活況を呈し、半導体需要の回復が鮮明になってきました。わが国でも、デジタル家電の活況と輸出の回復に加え、リストラが奏効して企業収益が好転してきました。株価も回復し、日本経済は「緩やかな底離れ」をしてまいりました。しかし非製造業は国内需要の不足とデフレ傾向により投資も伸び悩み、リストラによる雇用・所得面の不安から個人消費は低迷を続けました。

このような状況下における当社グループの「事業の種類別セグメント（部門別）」の業績は次のとおりであります。

情報・通信分野

① エレクトロオプティクス部門

半導体製造用マスクブランクスは、半導体市場の高精度化が着実に進行し、当社も高精度の位相シフトマスク用ブランクス等の次世代向け製品の需要が好調であり、前年同期に比べ売上は増加しました。

半導体製造用フォトマスクは、半導体需要が世界的に順調な拡大を見せている中、当社製品も高精度品及び海外向けが好調に推移し、売上は前年同期に比べ増加しました。

液晶用マスクは、液晶パネルメーカーの新しい世代の量産ラインの稼動が開始し、液晶テレビ等のアプリケーションの拡大に合わせて活発な受注が続き、前年同期に比べて売上は増加しました。

ＨＤＤ（ハードディスク装置）用ガラスディスクは、パソコンの販売が回復した影響で、ガラス基板（サブストレート）及び膜付けした製品（メディア）ともに需要が好調で、前年同期に比べて売上は増加しました。

光学製品は、市場でデジタルカメラの売上が大幅な伸びを示し、当社の非球面モールドレンズの売上も引き続き好調に推移し、前年同期に比べて売上は増加しました。

この結果、当部門の売上高は、前中間連結会計期間に比べ15.6％増の631億３千５百万円、営業利益は前中間連結会計期間に比べ23.7％増の206億６千万円となりました。

② ホトニクス部門

レーザー機器（ホトニクス）は、産業用・医療用レーザーは前年同期に比べて売上を伸ばしましたが、昨年10月に売却した理化学用レーザーの売上をカバーするまでには至らず、全体では前年同期に比べて売上は減少しました。

この結果、当部門の売上高は、前中間連結会計期間に比べ26.5％減の22億４千８百万円、営業損失が５千２百万円となりました。

アイケア分野

① ビジョンケア部門

メガネレンズの国内市場は、依然として低価格シフトと買い替えサイクルが伸びたことによる厳しい状況が続いております。当社では、新設計の累進レンズ等の高付加価値製品の販売拡大により高価格帯での販売は堅調に推移しましたが、一般品での販売数量が減少し、売上は前年同期に比べ減少しました。

海外においては、アジア・大洋州地域においてはＳＡＲＳの影響を受けましたが、高付加価値レンズの拡販等により前年同期に比べて売上を増加しました。欧州・北米の両地域でも、相当量の低価格品が市場に出て一般品の価格競争が激化するなか、累進レンズや高屈折レンズ等の高付加価値製品の販売を強化し前年同期に比べて売上は増加しました。

この結果、当部門の売上高は、前中間連結会計期間に比べ3.9％増の491億１千２百万円、営業利益は前中間連結会計期間に比べ5.0％減の78億１千８百万円となりました。

② ヘルスケア部門

コンタクトレンズは、市場で安売り店による価格競争が進む中、当社では高付加価値商品及びシステム商品の販売強化、専門知識を活かした接客サービスの向上により競合との差別化を図り、前年同期に比べ売上は増加しました。

眼内レンズ（ＩＯＬ）は、軟性眼内レンズが好評を得て、前年同期に比べ売上は大きく増加しました。

この結果、当部門の売上高は、前中間連結会計期間に比べ6.9%増の141億７千５百万円、営業利益は前中間連結会計期間に比べ27.1%増の31億９千８百万円となりました。

生活文化分野

① クリスタル部門

個人消費が低迷しギフト市場が縮小していることに加え、ブランドの再構築のために事業改革を開始したこともあり、前年同期に比べ売上は減少しました。

この結果、当部門の売上高は、前中間連結会計期間に比べ42%減の23億８千万円、営業損失が９千万円となりました。

② サービス部門

当部門の売上高は、前中間連結会計期間に比べ5.7%減の６億４千６百万円、営業利益は前中間連結会計期間に比べ95.8%増の２億３千５百万円となりました。

また、当社グループの「所在地別セグメント」の業績は次のとおりであります。

① 日本

情報・通信分野で高精度製品の受注が拡大し、主力の工場はフル生産を続け増益となりました。アイケア分野ではメガネレンズの一部低価格化傾向に悩まされましたが、高付加価値製品の販売を拡大し、増益となりました。

この結果、売上高は、前中間連結会計期間に比べ、8.1%増の899億８千５百万円、営業利益は、前中間連結会計期間に比べ、6.4%増の191億８千６百万円となりました。

② 北米

メガネレンズは、高付加価値製品を強化しており、増収となりましたが、レーザー関連製品は、昨年理化学部門を売却したため、前年同期に比べて売上は減少しました。

この結果、売上高は、前中間連結会計期間に比べ、4.7%減の176億２百万円、営業利益は、前中間連結会計期間に比べ、108.4%増の９億１千７百万円となりました。

③ 欧州

メガネレンズは、高付加価値製品を強化しており、増収となりました。為替は前年同期に比べてユーロ高であったこともプラスに影響しました。

この結果、売上高は、前中間連結会計期間に比べ、17.4%増の179億７千７百万円、営業利益は、前中間連結会計期間に比べ、53.8%増の38億９千８百万円となりました。

④ アジア

メガネレンズは、ＳＡＲＳの影響を受けましたが、製品の高付加価値化を進めたことにより、前年同期に比べて売上高は増加しました。

この結果、売上高は、前中間連結会計期間に比べ、2.3%増の61億３千３百万円、営業利益は、前中間連結会計期間に比べ、30.2%増の66億２百万円となりました。

以上の結果、当社グループの連結売上高は、前中間連結会計期間に比べ、7.1%増の1,316億９千９百万円となり、国内売上高は4.6%増の728億９千２百万円、海外売上高は10.2%増の588億６百万円となりました。

利益面では、営業利益は、前中間連結会計期間に比べ、16.5%増の309億３千６百万円、経常利益は21.4%増の303億９千５百万円となりました。前連結会計年度において、厚生年金基金の解散に伴う補填額やビジョンケア、クリスタル両部門を中心とした事業改革に伴う退職加算金を含む236億円の特別損失を計上し、構造改革を推し進めたこともあり、当中間純利益は27.5%増の189億２千４百万円と、売上高と併せて中間期では過去最高となり、１株当たり中間純利益は、38円37銭増の166円21銭となりました。

(2) キャッシュ・フローの状況

当中間連結会計期間における営業活動によるキャッシュ・フローは、上記（1）に記載しました業績に基づいた税金等調整前中間純利益が278億６千８百万円（前年同期比49億３千万円増）、減価償却費は96億６千３百万円（前年同期比４千７百万円減）となり、375億３千万円（前年同期比51億５千９百万円増）の純収入となりました。

当中間連結会計期間における投資活動によるキャッシュ・フローは、エレクトロオプティクス部門の次期製品対応投資を中心に、131億５千５百万円（前年同期比67億７千６百万円支出増）の純支出となりました。

当中間連結会計期間における財務活動によるキャッシュ・フローは、自己株式取得による支出329億１百万円（前年同期比328億７千８百万円支出増）、配当金支出28億１千５百万円（前年同期比４千９百万円支出減）などにより、358億１千７百万円（前年同期比326億５千６百万円支出増）の純支出となりました。

以上の結果、現金及び現金同等物の残高は、前連結会計年度末に比べ127億９千９百万円減少し、628億９千５百万円（前年同期比251億７千３百万円減）となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称	生産高（百万円）	前年同期比（%）
エレクトロオプティクス	61,332	113.9
ホトニクス	2,320	75.2
ビジョンケア	47,727	104.9
ヘルスケア	2,092	89.3
クリスタル	2,261	67.1
合計	115,733	107.0

(注)　金額は、販売価格によっており、セグメント間の内部振替前の数値によっております。

(2) 受注状況

当中間連結会計期間の受注状況を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称	受注高（百万円）	前年同期比（%）	受注残高（百万円）	前年同期比（%）
エレクトロオプティクス	53,674	122.0	3,036	105.1
ホトニクス	2,258	72.0	135	8.8
ビジョンケア	9,334	91.3	421	117.8
合計	65,267	113.8	3,594	75.1

(3) 販売実績

当中間連結会計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業の種類別セグメントの名称	販売高（百万円）	前年同期比（%）
エレクトロオプティクス	63,135	115.6
ホトニクス	2,248	73.5
ビジョンケア	49,112	103.9
ヘルスケア	14,175	106.9
クリスタル	2,380	58.0
サービス	646	94.3
合計	131,699	107.1

(注)　セグメント間の取引については、相殺消去しております。

３【対処すべき課題】

当中間連結会計期間において、当社グループの事業上及び財務上の対処すべき課題に重要な変更及び新たに生じた課題はありません。

４【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した経営上の重要な契約等はありません。

５【研究開発活動】

当社グループにおける研究開発活動は、主として当社の二つの部門が担当しており、当中間連結会計期間における主たる事業の種類別セグメントの研究開発活動は次のとおりであります。

なお、当社グループの当中間連結会計期間における研究開発費の総額は、46億円であります。

エレクトロオプティクス事業

（１）研究開発の目的

新たな成長を担う新事業の開発のため、新製品・新技術の開発を進めております。

（２）研究開発の主要課題

次世代半導体材料の３Ｃ－ＳｉＣ立方晶炭化シリコン基板、超高速のデータ伝送を可能とするＬＳＩ用及び通信デバイス用の実装基板、光通信用の集積化モジュールの開発を主要課題として取り組んでいます。

（３）研究開発の成果

３Ｃ－ＳｉＣ立方晶炭化シリコン基板は、初期主要製品のパワーデバイス用高濃度ドープ品を開発して、市場へサンプルの出荷を開始しました。また量産設備の増設と平行して、デバイス化に不可欠の各種エピタキシャル技術の開発を進めており、これにより炭化シリコンデバイスの実用化をさらに加速させる計画です。

ＬＳＩ用及び通信デバイス用の実装基板は、最小１０ミクロンの微小貫通孔の形成技術を開発しました。４０～５０ミクロンの微小貫通孔を金属メッキ処理で完全な金属充填が出来、現在、特定顧客にサンプル提供中です。

光通信市場は、調整の域から未だ抜け出せない状況ですが、回復時の市場に合わせて、光学特性の向上と低コスト化を目指した新しいモジュールデザインを考案し、実証実験をしています。また低損失と低コスト化を目指した新たなデザインの光スイッチを考案し、試作と評価をすると同時に一部顧客への紹介を開始しました。

（４）研究開発体制

新規事業開発のための研究開発は、事業開発部門において有期の開発プロジェクトとして実行しております。プロジェクトは、通常の社内での開発に加え、スピンオフによるベンチャー化、他社との共同開発、社外ベンチャーへの投資などを梃子にした外部技術資源の積極的な取り込みと、開発リスクの分散とを図っております。

なおプロジェクトの立ち上げは、日、米、欧世界三極の企画部門が連携して地域と技術領域を幅広くカバーしつつ、社内外の芽を発掘、育成する体制となっております。

なお、当部門の研究開発費の金額は、34億４千４百万円であります。

ビジョンケア事業

（１）研究開発の目的

世界中のお客様のVision Careに対する満足度を高めるため、次のような研究開発の目的を掲げております。

① 眼鏡レンズ用新素材の開発

② 眼鏡レンズ用表面処理技術の開発

③ 新しい設計思想に基づいたレンズの開発（累進レンズ・非球面レンズ）

④ 機能レンズの開発

（２）研究開発の主要課題

眼鏡レンズに要求される機能として、より薄く、軽く、安全性に富み、光学的に高い性能を持つ素材の開発、即ち新しいプラスチック材料の開発が主要課題であります。これに合わせ、素材の持つ性能をさらに高いレベルで眼鏡レンズの性能に結びつけられる表面処理技術の開発、更に機能的によりすぐれた新しいタイプのレンズ、特に累進レンズを設計開発することはレンズ開発においても最も重要なテーマであります。

また、機能を訴求する眼鏡レンズとして、偏光や調光、ＵＶカット機能等特殊フィルター の眼鏡レンズの開発も課題としております。

(３）研究開発の成果

累進レンズでは、ＳｕｍｍｉｔＰｒｏシリーズに、ガラス素材のＭＬ１．６及びＭＬ１．７、また、小サイズフレーム向きの累進帯長の短いＳｕｍｍｉｔｃｄに１．５素材のレンズを加え、発売を開始しました。

さらにまったく新しいタイプの累進レンズとして、本年初めに発売を開始しました１．７素材の両面融合累進ＨＯＹＡＬＵＸｉＤ１．７に続き、１．６素材への展開など、累進レンズシリーズとしての充実を図っております。

表面処理技術では、反射防止効果に加えて、耐擦傷性、撥水、撥油性、耐久性などの性能をさらに向上させた新規の膜設計による高機能反射防止コート、ＳＦＴコートを、１．７基材に引き続き、より汎用性のある１．５基材、１．６基材への展開を図っております。

(４）研究開発体制

新たなレンズテクノロジーセンターの発足に伴い、製品開発から生産技術開発、製造開発に至る一連の研究開発体制が一元化され、日本を拠点とする４極（日本・アジア・ヨーロッパ・アメリカ）の生産技術部門との連携のもと、国内外の技術情報の共有化、統合化をより強力に進め、競争力の源泉となる技術で世界展開を図っております。

顧客満足度を高め、高付加価値化を目指し、さらに研究開発体制を充実させていきます。

なお、当部門の研究開発費の金額は、６億９千４百万円であります。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間に以下の設備を取得いたしました。

（１）提出会社

事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数(名)
			建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
長坂工場・八王子工場・熊本工場（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	71	5,369	－	96	5,537	674
日本統括本部・羽村ラボ・水口ラボ（東京都新宿区・羽村市・滋賀県甲賀郡水口町）	ビジョンケア	メガネレンズ製品製造設備・販売システムの合理化及び増設	9	362	－	93	464	443

（注）１．前連結会計年度末に計画していた設備計画の完了（平成15年６月30日）が含まれております。
２．帳簿価額の「その他」には、建設仮勘定の金額を含んでおりません。
３．帳簿価額の「その他」には、無形固定資産の金額を含んでおります。

（２）在外子会社

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額（百万円）					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計	
HOYA OPTICS (THAILAND) LTD.	タイ工場 (Lumphun, Thailand)	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	13	553	－	116	683	2,795

（注）１．帳簿価額の「その他」には、建設仮勘定の金額を含んでおりません。
２．帳簿価額の「その他」には、無形固定資産の金額を含んでおります。

２【設備の新設、除却等の計画】

（１）前連結会計年度末に計画中であった重要な設備の新設についての重要な変更

ビジョンケア事業において、HOYA LENS IBERIA S.A.のスペイン工場のメガネレンズ製品製造設備を合理化及び増設する計画については、見直しにより計画の一部を変更したため投資予定金額は、当初の567百万円から1,020百万円に変更しました。これにより完成予定年月も平成15年６月から平成15年12月になる見込みです。

（２）重要な設備の新設等

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月
				総額(百万円)	既支払額(百万円)			
提出会社	長坂工場・八王子工場・熊本工場・（山梨県北巨摩郡・東京都八王子市・熊本県菊池郡大津町）	エレクトロオプティクス	エレクトロニクス製品製造設備の合理化及び増設	763	-	自己資金	平成15年10月	平成15年12月
HOYA OPTICS (THAILAND) LTD.	タイ工場 (Lumphun, Thailand)	〃	〃	400	-	〃	〃	〃

（注）1．完成後における生産能力の大きな増加はありません。
2．投資予定額には、有形固定資産のほか無形固定資産への投資予定額を含めております。

（３）重要な設備の除却等

該当事項はありません。

第４【提出会社の状況】

１【株式等の状況】

(1) 【株式の総数等】

①【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	320,000,000
計	320,000,000

(注)　「株式の消却が行われた場合は、これに相当する株式数を減ずる」旨を定款に定めております。

②【発行済株式】

種類	中間会計期間末現在発行数（株）（平成15年９月30日）	提出日現在発行数（株）（平成15年12月18日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	116,124,405	同左	東京証券取引所（市場第一部）	－
計	116,124,405	同左	－	－

(2) 【新株予約権等の状況】

商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

① 平成14年６月21日定時株主総会決議
（平成14年10月21日取締役会決議）

	中間会計期間末現在（平成15年９月30日）	提出日の前月末現在（平成15年11月30日）
新株予約権の数（個）	9,369	9,298
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	936,900	929,800
新株予約権の行使時の払込金額（円）	7,670	同左
新株予約権の行使期間	平成15年10月１日から 平成19年９月30日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：7,670 資本組入額：3,835	同左

	中間会計期間末現在 (平成15年９月30日)	提出日の前月末現在 (平成15年11月30日)
新株予約権の行使の条件	1．1個の本新株予約権の一部の行使は認めない。 2．本新株予約権者の相続人による本新株予約権の行使は認めない。 3．本新株予約権者が以下のいずれかの事項に該当する場合、本新株予約権者は本新株予約権を行使することができない。 (1)本新株予約権者が、当社または当社の関係会社(「財務諸表等の用語、様式及び作成方法に関する規則」第８条第８項において定義される「関係会社」をいい、以下「当社関係会社」という。)の取締役または社員を任期満了前に退任もしくは定年前に退職したとき。 (2)本新株予約権者が、当社または当社の関係会社の取締役または社員を、任期満了により退任し、もしくは定年退職した後に以下のいずれかの者の役員または社員もしくは業務受託者となったとき。 (i)当社または当社の関係会社が製造もしくは販売する商品と市場において競合する商品を製造・販売もしくは研究開発することを業とする第三者 (ii)当社または当社の関係会社が提供する役務と市場において競合する役務を提供もしくは研究開発することを業とする第三者 (3)本新株予約権者が、当社または当社関係会社に対して訴訟を提訴したとき。 (4)本新株予約権者が、当社もしくは当社関係会社の社内規程(就業規則を含む、以下「社内規程等」という。)に違反し、当社取締役会が決定した懲戒を受けたときまたは当社もしくは当社関係会社を懲戒免職されたとき。	同左
新株予約権の譲渡に関する事項	本新株予約権者は本新株予約権を譲渡する場合、当社取締役会の承認を要する。	同左

（平成15年５月23日取締役会決議）

	中間会計期間末現在 （平成15年９月30日）	提出日の前月末現在 （平成15年11月30日）
新株予約権の数（個）	80	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	8,000	同左
新株予約権の行使時の払込金額（円）	6,690	同左
新株予約権の行使期間	平成15年10月１日から 平成19年９月30日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　：6,690 資本組入額：3,345	同左
新株予約権の行使の条件	「（平成14年10月21日取締役会決議）」に記載しております。	同左
新株予約権の譲渡に関する事項	同上	同左

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(株)	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成15年４月１日 ～ 平成15年９月30日	－	116,124,405	－	6,264,201	－	15,898,643

(4) 【大株主の状況】

平成15年９月30日現在

氏名又は名称	住所	所有株式数（百株）	発行済株式総数に対する所有株式数の割合（%）
ステートストリートバンクアンドトラストカンパニー（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	87,311	7.51
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海一丁目８番11号	81,760	7.04
ザチェースマンハッタンバンクエヌエイロンドン（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	73,812	6.35
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町二丁目11番３号	58,435	5.03
第一生命保険相互会社（常任代理人　資産管理サービス信託銀行株式会社）	（東京都中央区晴海一丁目８番12号 晴海アイランドトリトンスクエア オフィスタワーＺ棟）	57,653	4.96
日本生命保険相互会社	東京都千代田区有楽町一丁目２番２号 日本生命証券管理部内	48,915	4.21
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント（常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室）	（東京都中央区日本橋兜町６番７号）	38,522	3.31
山中　康平	東京都練馬区石神井町三丁目15番13号	26,361	2.27
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内一丁目４番３号	23,219	1.99
山中　衛	東京都練馬区石神井町三丁目10番24号	22,548	1.94
計	－	518,539	44.65

（注）１．所有株式数は、百株未満を切り捨てて表示しております。
２．上記のほか、自己株式が、49,116百株あります。

(5) 【議決権の状況】

① 【発行済株式】

平成15年9月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	普通株式 4,911,600	―	―
完全議決権株式（その他）	普通株式111,139,400	1,111,360	―
単元未満株式	普通株式 73,405	―	1単元（100株）未満の株式
発行済株式総数	116,124,405	―	―
総株主の議決権	―	1,111,360	―

（注）1.「完全議決権株式（その他）」の「株式数」欄の普通株式には、証券保管振替機構名義の株式が3,400株含まれております。なお、「議決権の数」は、同機構名義の完全議決権株式に係る議決権の数34個を除いております。

2.「単元未満株式」の「株式数(株)」には、当社所有の株式が80株含まれております。

② 【自己株式等】

平成15年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
HOYA株式会社	東京都新宿区中落合二丁目7番5号	4,911,600	―	4,911,600	4.22
計	―	4,911,600	―	4,911,600	4.22

2【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成15年4月	5月	6月	7月	8月	9月
最高（円）	7,460	7,530	8,450	9,280	9,140	9,550
最低（円）	6,750	6,690	7,460	8,170	8,290	8,150

（注） 最高・最低株価は、東京証券取引所市場第一部におけるものであります。

3【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて、役員の異動はありません。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成14年４月１日から平成14年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成15年４月１日から平成15年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成14年４月１日から平成14年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成15年４月１日から平成15年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間及び当中間連結会計期間の中間連結財務諸表並びに前中間会計期間及び当中間会計期間の中間財務諸表について、監査法人トーマツにより中間監査を受けております。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

区分	注記番号	前中間連結会計期間末（平成14年９月30日）金額（百万円）	構成比（%）	当中間連結会計期間末（平成15年９月30日）金額（百万円）	構成比（%）	前連結会計年度の要約連結貸借対照表（平成15年３月31日）金額（百万円）	構成比（%）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金		88,068		62,895		75,694	
2．受取手形及び売掛金		57,212		63,420		58,945	
3．たな卸資産		35,024		33,360		32,360	
4．その他		10,280		13,469		12,452	
5．貸倒引当金		△1,229		△1,504		△1,299	
流動資産合計		189,356	65.1	171,642	64.6	178,153	65.0
Ⅱ　固定資産							
1．有形固定資産	※1						
(1) 建物及び構築物		24,733		22,766		23,539	
(2) 機械装置及び運搬具		34,943		33,788		33,203	
(3) その他		20,776		20,312		20,494	
有形固定資産合計		80,453	27.6	76,866	28.9	77,237	28.1
2．無形固定資産		4,081	1.4	4,895	1.8	5,106	1.9
3．投資その他の資産							
(1) 投資その他の資産		18,346		13,366		15,090	
(2) 貸倒引当金		△1,493		△1,540		△1,711	
投資その他の資産合計		16,853	5.8	11,826	4.5	13,379	4.9
固定資産合計		101,388	34.8	93,589	35.2	95,723	34.9
Ⅲ　繰延資産		355	0.1	503	0.2	411	0.1
資産合計		291,099	100.0	265,734	100.0	274,288	100.0

区分	注記番号	前中間連結会計期間末（平成14年９月30日）			当中間連結会計期間末（平成15年９月30日）			前連結会計年度の要約連結貸借対照表（平成15年３月31日）		
		金額（百万円）		構成比(%)	金額（百万円）		構成比(%)	金額（百万円）		構成比(%)
（負債の部）										
Ⅰ　流動負債										
１．支払手形及び買掛金			22,087			23,974			20,405	
２．短期借入金			3,264			2,050			2,284	
３．未払法人税等			7,883			8,094			2,609	
４．賞与引当金			3,602			3,746			3,512	
５．その他			17,083			19,635			19,077	
流動負債合計			53,922	18.5		57,501	21.7		47,889	17.5
Ⅱ　固定負債										
１．長期借入金			417			150			7	
２．退職給付引当金			6,898			－			－	
３．役員退職慰労金引当金			293			－			316	
４．特別修繕引当金			547			359			264	
５．その他			899			1,437			1,409	
固定負債合計			9,057	3.1		1,947	0.7		1,996	0.7
負債合計			62,979	21.6		59,449	22.4		49,886	18.2
（少数株主持分）										
少数株主持分			155	0.1		1,070	0.4		183	0.1
（資本の部）										
Ⅰ　資本金			6,264	2.1		6,264	2.3		6,264	2.3
Ⅱ　資本剰余金			15,898	5.5		15,898	6.0		15,898	5.8
Ⅲ　利益剰余金			214,048	73.5		232,147	87.4		216,271	78.8
Ⅳ　その他有価証券評価差額金			28	0.0		△3	△0.0		15	0.0
Ⅴ　為替換算調整勘定			△8,234	△2.8		△9,154	△3.5		△7,178	△2.6
Ⅵ　自己株式			△40	△0.0		△39,938	△15.0		△7,052	△2.6
資本合計			227,964	78.3		205,213	77.2		224,218	81.7
負債、少数株主持分及び資本合計			291,099	100.0		265,734	100.0		274,288	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日) 金額（百万円）		百分比(%)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日) 金額（百万円）		百分比(%)	前連結会計年度の要約連結損益計算書 (自 平成14年4月1日 至 平成15年3月31日) 金額（百万円）		百分比(%)
Ⅰ 売上高			123,013	100.0		131,699	100.0		246,293	100.0
Ⅱ 売上原価			66,796	54.3		70,367	53.4		133,274	54.1
売上総利益			56,216	45.7		61,331	46.6		113,018	45.9
Ⅲ 販売費及び一般管理費	※1		29,667	24.1		30,395	23.1		60,035	24.4
営業利益			26,549	21.6		30,936	23.5		52,982	21.5
Ⅳ 営業外収益										
1．受取利息		272			303			580		
2．持分法による投資利益		325			625			417		
3．その他		925	1,523	1.2	982	1,912	1.5	2,040	3,038	1.3
Ⅴ 営業外費用										
1．支払利息		223			128			374		
2．売上割引		252			311			588		
3．為替差損		864			1,468			1,251		
4．その他		1,703	3,045	2.5	546	2,453	1.9	2,932	5,146	2.1
経常利益			25,027	20.3		30,395	23.1		50,874	20.7
Ⅵ 特別利益										
1．固定資産売却益	※2	75			513			725		
2．投資有価証券売却益		109			59			109		
3．その他		—	184	0.1	184	757	0.6	634	1,469	0.6
Ⅶ 特別損失										
1．固定資産処分損	※3	339			1,029			1,946		
2．厚生年金基金補填額		—			879			14,949		
3．投資有価証券評価損		32			228			110		
4．退職加算金		1,421			148			3,691		
5．その他		480	2,273	1.8	998	3,284	2.5	2,901	23,600	9.6
税金等調整前中間（当期）純利益			22,938	18.6		27,868	21.2		28,742	11.7
法人税、住民税及び事業税		8,117			9,215			5,648		
法人税等調整額		△35	8,082	6.5	△294	8,921	6.8	3,028	8,676	3.6
少数株主利益			11	0.0		23	0.0		28	0.0
中間(当期)純利益			14,845	12.1		18,924	14.4		20,037	8.1

③【中間連結剰余金計算書】

		前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）		当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）		前連結会計年度の 連結剰余金計算書 （自　平成14年４月１日 至　平成15年３月31日）	
区分	注記番号	金額（百万円）		金額（百万円）		金額（百万円）	
（資本剰余金の部）							
Ⅰ　資本剰余金期首残高					15,898		
資本準備金期首残高		15,898	15,898	—	—	15,898	15,898
Ⅱ　資本剰余金増加高							
自己株式処分差益		—	—	0	0	—	—
Ⅲ　資本剰余金中間期末（期末）残高			15,898		15,898		15,898
（利益剰余金の部）							
Ⅰ　利益剰余金期首残高					216,271		
連結剰余金期首残高		202,255	202,255	—	—	202,255	202,255
Ⅱ　利益剰余金増加高							
中間（当期）純利益		14,845	14,845	18,924	18,924	20,037	20,037
Ⅲ　利益剰余金減少高							
１．配当金		2,903		2,879		5,806	
２．取締役賞与		149		169		149	
３．非連結子会社合併に伴う剰余金減少高		—	3,052	—	3,048	65	6,021
Ⅳ　利益剰余金中間期末（期末）残高			214,048		232,147		216,271

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度の 要約連結キャッシュ・ フロー計算書 (自 平成14年4月1日 至 平成15年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
1. 税金等調整前中間(当期)純利益		22,938	27,868	28,742
2. 減価償却費		9,710	9,663	19,792
3. 貸倒引当金の増加額又は減少額(△)		△245	30	△6
4. 退職給付引当金の減少額		△414	—	△7,317
5. その他引当金の増加額又は減少額(△)		△314	14	△664
6. 受取利息及び受取配当金		△309	△306	△624
7. 支払利息		223	128	374
8. 為替差損		489	773	705
9. 持分法による投資利益		△325	△625	△417
10. 固定資産売却益		△75	△513	△725
11. 固定資産処分損		339	1,029	1,946
12. 投資有価証券売却益		△109	△59	△109
13. 投資有価証券評価損		32	228	110
14. 取締役賞与の支払額		△149	△169	△149
15. その他		254	215	360
16. 売上債権の増加額(△)又は減少額		1,879	△3,272	628
17. たな卸資産の増加額(△)又は減少額		207	△615	3,207
18. その他流動資産の増加額(△)又は減少額		303	△1,302	2,059
19. 仕入債務の増加額		2,426	3,117	554
20. 未払消費税等の増加額		202	202	258
21. その他流動負債の増加額		199	825	987
小計		37,263	37,231	49,717

		前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自　平成14年4月1日 至　平成15年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
22. 利息及び配当金の受取額		332	338	543
23. 利息の支払額		△220	△109	△361
24. 法人税等の支払額		△5,004	△3,829	△11,508
25. 法人税等の還付額		―	3,899	―
営業活動によるキャッシュ・フロー		32,371	37,530	38,390
II 投資活動によるキャッシュ・フロー				
1. 有形固定資産の取得による支出		△6,807	△10,386	△14,212
2. 有形固定資産の売却による収入		556	655	2,254
3. 投資有価証券の取得による支出		△0	△295	△345
4. 投資有価証券の売却による収入		307	102	321
5. 貸付による支出		―	△2,407	―
6. その他投資に関する支出		△834	△1,209	△1,755
7. その他投資に関する収入		398	385	562
8. その他		―	―	△407
投資活動によるキャッシュ・フロー		△6,379	△13,155	△13,583

		前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度の 要約連結キャッシュ・フロー計算書 （自　平成14年４月１日 至　平成15年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー				
１．短期借入金の借入及び返済による収入及び支出(△)（純額）		△257	△76	△1,264
２．長期借入金の返済による支出		△15	△42	△434
３．自己株式の取得による支出		－	△32,901	△7,036
４．自己株式の売却による収入		－	0	－
５．自己株式の取得及び売却による支出（△）及び収入（純額）		△23	－	－
６．親会社による配当金の支払額		△2,864	△2,815	△5,813
７．その他		－	18	－
財務活動によるキャッシュ・フロー		△3,161	△35,817	△14,547
Ⅳ　現金及び現金同等物に係る換算差額		△1,083	△1,733	△927
Ⅴ　現金及び現金同等物の増加額又は減少額(△)		21,747	△13,176	9,331
Ⅵ　現金及び現金同等物の期首残高		66,321	75,694	66,321
持分法適用会社の新規連結に伴う現金及び現金同等物の増加額		－	377	－
非連結子会社合併に伴う現金及び現金同等物の増加額		－	－	41
Ⅶ　現金及び現金同等物の中間期末（期末）残高	※１	88,068	62,895	75,694

中間連結財務諸表作成のための基本となる重要な事項

項目	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
1. 連結の範囲に関する事項	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE LTD HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAクリスタル㈱ HOYAサービス㈱ なお、当中間連結会計期間から新規設立の子会社1社を連結の範囲に含めております。	連結子会社の数は、57社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA HOLDINGS N.V.（旧社名 HOYA LENS EUROPE N.V.） HOYA HOLDINGS ASIA PACIFIC PTE LTD HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当中間連結会計期間から新規設立により在外子会社4社を、また、国内持分法適用会社1社に対する議決権の所有割合が100%に増加したため、連結の範囲に含めております。	連結子会社の数は、52社であります。 主要な連結子会社の名称は以下のとおりであります。 HOYA HOLDINGS, INC. HOYA LENS EUROPE N.V. HOYA HOLDINGS ASIA PACIFIC PTE.LTD. HOYAオプティクス㈱ HOYAヘルスケア㈱ HOYAサービス㈱ なお、当連結会計年度から新規設立により国内子会社1社及び在外子会社1社、並びに買収により在外子会社1社を連結の範囲に含めております。また、連結の範囲内で、国内子会社2社が、当社への吸収合併により減少しております。
2. 持分法の適用に関する事項	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社2社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社1社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ なお、HOYA-SCHOTT㈱は、当社の議決権の所有割合が100%に増加し連結子会社となったため、持分法の適用から除外しております。	(1) 持分法を適用した非連結子会社及び関連会社の数は、関連会社2社であります。 関連会社の名称は以下のとおりであります。 NHテクノグラス㈱ HOYA-SCHOTT㈱
	(2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、いずれも小規模会社であり、合計の持分損益及び利益剰余金等はいずれも中間連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。	同左	(2) 持分法を適用しない非連結子会社及び関連会社のうち、主要な会社等の名称は以下のとおりであります。 ツーコインズ㈱ 持分法非適用会社は、小規模会社であり、合計の持分損益及び利益剰余金等はいずれも連結財務諸表に与える影響が軽微であるため、持分法の適用から除外しております。

項目	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
3．連結子会社の中間決算日(事業年度)等に関する事項	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRO QUNGDAO LTD.の中間決算日は6月30日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の2社については、中間連結財務諸表の作成に当たって、第2四半期連結決算日(9月30日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうち中華人民共和国に所在する5社の中間決算日は6月30日であります。 なお、連結子会社57社は、すべて四半期ごとに四半期決算を実施しており、上記の5社については、中間連結財務諸表の作成に当たって、第2四半期連結決算日(9月30日)現在で実施した決算に基づく財務諸表を使用しております。	連結子会社のうちHOYA LENS GUANGZHOU LTD.及びHOYA OPTO-ELECTRONICS QINGDAO LTD.の決算日は12月31日であります。 なお、連結子会社52社は、すべて四半期ごとに四半期決算を実施しており、上記の2社については、連結財務諸表の作成に当たって、第4四半期連結決算日(3月31日)現在で実施した決算に基づく財務諸表を使用しております。
4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法			
(イ) 有価証券	その他有価証券 時価のあるもの 中間連結会計期間末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定) 時価のないもの 移動平均法による原価法	同左	その他有価証券 時価のあるもの 連結会計年度末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 移動平均法による原価法
(ロ) たな卸資産	主として総平均法による原価法であります。	同左	同左
(2) 重要な減価償却資産の減価償却の方法			
(イ) 有形固定資産	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約42.1%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約42.2%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。	当社及び国内連結子会社は、平成10年4月1日以降に取得した建物(建物附属設備を除く)については定額法、それ以外の有形固定資産については定率法によっております。また、一部の連結子会社では定額法によっており、定額法によって償却しているものは、有形固定資産の帳簿価額の約44.6%であります。なお、主な耐用年数は、建物及び構築物10～50年、機械装置及び運搬具5～10年であります。
(ロ) 無形固定資産	定額法によっております。 なお、ソフトウェアの社内における利用可能期間は5年であります。	同左	同左

項目	前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
(3) 重要な引当金の計上基準			
（イ）貸倒引当金	債権の貸倒れによる損失にそなえるため、以下の方法により計上しております。 ①一般債権 貸倒実績率法によっております。 ②貸倒懸念債権及び破産更生債権等 財務内容評価法によっております。	同左	同左
（ロ）賞与引当金	従業員に対する賞与の支給にあてるため、支給見込額を計上しております。	同左	同左
（ハ）退職給付引当金	従業員の退職給付にそなえるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により費用の減額処理をしております。 また、数理計算上の差異については、発生時の従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。	――――――	――――――

項目	前中間連結会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間連結会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前連結会計年度 (自 平成14年4月1日 至 平成15年3月31日)
	────	(追加情報) 当社及び国内連結子会社は、従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前連結会計年度において退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、前第3四半期末において退職給付引当金を全額取り崩しております。	(追加情報) 当社及び国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第3四半期末において退職給付引当金を全額取り崩しております。 なお、当第3四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第3四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数(12年)による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(12年)による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
(ニ) 役員退職慰労金引当金	役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。 ────	──── (追加情報) 役員に対する退職慰労金制度の廃止に伴い、当中間連結会計期間において役員退職慰労金引当金を全額取り崩しております。	役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100%を計上しております。 ────

項目	前中間連結会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間連結会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(ホ) 特別修繕引当金	連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	同左	同左
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準	外貨建金銭債権債務は、中間連結会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、中間連結会計期間末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。	同左	外貨建金銭債権債務は、連結会計年度末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、在外子会社等の資産及び負債は、連結会計年度末日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は資本の部における為替換算調整勘定に含めております。
(5) 重要なリース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左	同左
(6) 重要なヘッジ会計の方法	イ　ヘッジ会計の方法…繰延ヘッジ処理を採用しております。 また、為替変動リスクのヘッジについて振当て処理の要件を充たしている場合には振当て処理を採用しております。 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当中間連結会計期間にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引	イ　同左 ロ　同左	イ　同左 ロ　ヘッジ手段とヘッジ対象、ヘッジ方針…主に当社の「社内管理規定」に基づき、為替変動リスクをヘッジしており、また、投機を目的としたデリバティブ取引は行なわない方針であります。 当連結会計年度にヘッジ会計を適用したヘッジ対象とヘッジ手段は以下の通りであります。 ヘッジ手段…為替予約 ヘッジ対象…製品輸出による外貨建売上債権、原材料等輸入による外貨建買入債務及び外貨建予定取引

項目	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
	ハ　有効性評価の方法…ヘッジ対象の相場変動又はキャッシュ・フロー変動の累計とヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、その変動額の比率によって有効性を評価しております。	ハ　　同左	ハ　　同左
(7) その他中間連結財務諸表（連結財務諸表）作成のための重要な事項			
(イ) 消費税及び地方消費税の会計処理	税抜方式を採用しております。なお、仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に含めて表示しております。	同左	税抜方式を採用しております。
(ロ) 中間連結決算における租税特別措置法上の準備金等の取扱い	中間連結決算における当社及び国内子会社の税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。	同左	――――――
(ハ) 自己株式及び法定準備金の取崩等に関する会計基準	――――――	――――――	(会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）が平成14年４月１日以後に適用されることになったことに伴い、当連結会計年度から同会計基準によっております。これによる当連結会計年度の損益に与える影響は軽微であります。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成しております。
(ニ) １株当たり情報	――――――	――――――	(会計方針の変更) 「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）が平成14年４月１日以後開始する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同会計基準及び適用指針によっております。なお、これによる影響については、「１株当たり情報に関する注記」に記載しております。

項目	前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
５．中間連結キャッシュ・フロー計算書（連結キャッシュ・フロー計算書）における資金の範囲	中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。	同左	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、要求払預金及び取得日から３ヶ月以内に満期日又は償還日の到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期的な投資からなります。

(表示方法の変更)

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)
(中間連結損益計算書) 営業外費用の為替差損864百万円は、営業外費用の総額の100分の10を超えたため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の金額は40百万円であり、営業外費用の「その他」に含めて表示しております。 営業外費用の減価償却費23百万円は、従来、区分掲記しておりましたが、営業外費用の総額の100分の10以下のため、当中間連結会計期間から営業外費用の「その他」に含めて表示しております。	――――――
(中間連結キャッシュ・フロー計算書) 賞与引当金の増減額は、前中間連結会計期間まで、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から「その他引当金の増加額又は減少額(△)」に含めて表示しております。 なお、前中間連結会計期間の賞与引当金の増加額133百万円は、「その他」に含めて表示しております。	(中間連結キャッシュ・フロー計算書) 投資活動によるキャッシュ・フローの「貸付による支出」は、前中間連結会計期間まで、「その他投資に関する支出」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の「貸付による支出」は、△164百万円であります。 財務活動によるキャッシュ・フローの「自己株式の取得による支出」は、前中間連結会計期間においては純額表示し、「自己株式の取得及び売却による支出(△)及び収入(純額)」に含めて表示しておりましたが、金額的重要性が増したため、当中間連結会計期間から区分掲記しております。 なお、前中間連結会計期間の「自己株式取得による支出」は△23百万円であります。

(追加情報)

前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
(自己株式及び法定準備金取崩等会計) 当中間連結会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)を適用しております。これによる当中間連結会計期間の損益に与える影響は軽微であります。 なお、中間連結財務諸表規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則により作成しております。	――――――	――――――

注記事項

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成14年９月30日）	当中間連結会計期間末 （平成15年９月30日）	前連結会計年度末 （平成15年３月31日）
※１．有形固定資産の減価償却累計額 （百万円） 146,623 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先19件　468 当社グループの従業員108名　89 計　558	※１．有形固定資産の減価償却累計額 （百万円） 155,408 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先24件　646 当社グループの従業員23名　23 計　669	※１．有形固定資産の減価償却累計額 （百万円） 148,647 ２．債務保証 営業上の取引先及び当社グループの従業員の金融機関との取引に対して、次のとおり保証を行っております。 （百万円） 営業上の取引先18件　456 当社グループの従業員34名　30 計　486

（中間連結損益計算書関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　3,285 貸倒引当金繰入額　40 給料手当及び賞与　7,432 賞与引当金繰入額　1,379 退職給付費用　652 支払手数料　2,918 研究開発費　3,281	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　3,210 貸倒引当金繰入額　76 給料手当及び賞与　7,046 賞与引当金繰入額　1,438 支払手数料　3,302 研究開発費　3,335	※１．販売費及び一般管理費 販売費及び一般管理費のうち主要な費目及びその金額は次のとおりであります。 （百万円） 広告宣伝費　6,571 貸倒引当金繰入額　181 給料手当及び賞与　14,627 賞与引当金繰入額　1,986 退職給付費用　1,133 支払手数料　5,526 研究開発費　6,842
※２．固定資産売却益 機械装置46百万円及びその他有形固定資産28百万円の売却益であります。	※２．固定資産売却益 借地権383百万円、土地80百万円及びその他有形固定資産49百万円の売却益であります。	※２．固定資産売却益 機械装置575百万円及びその他有形固定資149百万円の売却益であります。
※３．固定資産処分損 機械装置200百万円、建物40百万円及びその他有形固定資産99百万円の処分損であります。	※３．固定資産処分損 機械装置393百万円、建物380百万円及びその他有形固定資産255百万円の処分損であります。	※３．固定資産処分損 機械装置1,146百万円、建物453百万円及びその他有形固定資産346百万円の処分損であります。

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間連結会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に記載されている科目の金額との関係 （百万円） 現金及び預金勘定　88,068 有価証券勘定　－ 計　88,068 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　88,068	※１．現金及び現金同等物の中間連結会計期間末残高と中間連結貸借対照表に記載されている科目の金額との関係 （百万円） 現金及び預金勘定　62,895 有価証券勘定　－ 計　62,895 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　62,895	※１．現金及び現金同等物の連結会計年度末残高と連結貸借対照表に掲記されている科目の金額との関係 （百万円） 現金及び預金勘定　75,694 有価証券勘定　－ 計　75,694 預入期間が３ヶ月を超える定期預金　－ 価値の変動についてリスクを負う有価証券　－ 現金及び現金同等物　75,694
２．　―――――	２．持分法適用会社に対する議決権の所有割合が増加し連結子会社となったことにより増加した資産及び負債の主な内訳 HOYA-SCHOTT㈱ （平成15年６月30日現在） （百万円） 流動資産　2,052 固定資産　554 資産合計　2,607 流動負債　701 固定負債　168 負債合計　870	２．非連結及び非持分法適用子会社を合併したことにより増加した資産及び負債の主な内訳 HOYAテクノプロセス㈱他２社 （当社と合併＝平成15年3月１日現在） （百万円） 流動資産　82 固定資産　0 資産合計　82 流動負債　37 固定負債　－ 負債合計　37

（リース取引関係）

前中間連結会計期間
(自　平成14年４月１日
至　平成14年９月30日)

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

	機械装置及び運搬具	その他（工具器具備品）	合計
	（百万円）	（百万円）	（百万円）
取得価額相当額	2,790	3,365	6,156
減価償却累計額相当額	1,560	1,969	3,530
中間連結会計期間末残高相当額	1,229	1,395	2,625

なお、取得価額相当額は、有形固定資産の中間連結会計期間末残高等に占める未経過リース料中間連結会計期間末残高の割合が低いため、「支払利子込み法」により算定しております。

② 未経過リース料中間連結会計期間末残高相当額

	（百万円）
１年以内	1,124
１年超	1,501
合計	2,625

なお、未経過リース料中間連結会計期間末残高相当額は、有形固定資産の中間連結会計期間末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

③ 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	687
減価償却費相当額	687

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティングリース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,186
合計	1,286

当中間連結会計期間
(自　平成15年４月１日
至　平成15年９月30日)

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

	機械装置及び運搬具	その他（工具器具備品）	合計
	（百万円）	（百万円）	（百万円）
取得価額相当額	4,224	3,097	7,322
減価償却累計額相当額	1,982	1,919	3,901
中間連結会計期間末残高相当額	2,242	1,177	3,420

同左

② 未経過リース料中間連結会計期間末残高相当額

	（百万円）
１年以内	1,180
１年超	2,239
合計	3,420

同左

③ 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	654
減価償却費相当額	654

④ 減価償却費相当額の算定方法

同左

２．オペレーティングリース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,087
合計	1,186

前連結会計年度
(自　平成14年４月１日
至　平成15年３月31日)

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置及び運搬具	その他（工具器具備品）	合計
	（百万円）	（百万円）	（百万円）
取得価額相当額	3,571	3,305	6,876
減価償却累計額相当額	1,903	2,025	3,929
期末残高相当額	1,667	1,280	2,947

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

② 未経過リース料期末残高相当額

	（百万円）
１年以内	1,190
１年超	1,756
合計	2,947

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

③ 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	1,343
減価償却費相当額	1,343

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,137
合計	1,236

（有価証券関係）

（前中間連結会計期間）

1．時価のある有価証券

区分	前中間連結会計期間末（平成14年９月30日）		
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
計	－	－	－
(2) その他有価証券	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	202	251	49
② 債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
③ その他	－	－	－
計	202	251	49

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	前中間連結会計期間末（平成14年９月30日）
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）
① 国債・地方債等	－
② 社債	－
③ その他	－
(2) 関連会社株式	中間連結貸借対照表計上額（百万円）
① 非上場株式	5,001
(3) その他有価証券	中間連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	463
② 非上場社債	－

（当中間連結会計期間）

1．時価のある有価証券

区分	当中間連結会計期間末（平成15年9月30日）		
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
計	－	－	－
(2) その他有価証券	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	102	119	17
② 債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
③ その他	－	－	－
計	102	119	17

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	当中間連結会計期間末（平成15年9月30日）
(1) 満期保有目的の債券	中間連結貸借対照表計上額（百万円）
① 国債・地方債等	－
② 社債	－
③ その他	－
(2) 関連会社株式	中間連結貸借対照表計上額（百万円）
① 非上場株式	4,495
(3) その他有価証券	中間連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	650

（前連結会計年度）

1．時価のある有価証券

区分	前連結会計年度末 （平成15年３月31日）		
(1) 満期保有目的の債券	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
① 国債・地方債等	－	－	－
② 社債	－	－	－
③ その他	－	－	－
計	－	－	－
(2) その他有価証券	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
① 株式	145	170	25
② 債券			
国債・地方債等	－	－	－
社債	－	－	－
その他	－	－	－
③ その他	－	－	－
計	145	170	25

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

区分	前連結会計年度末 （平成15年３月31日）
(1) 満期保有目的の債券	連結貸借対照表計上額（百万円）
① 国債・地方債等	－
② 社債	－
③ その他	－
(2) 関連会社株式	連結貸借対照表計上額（百万円）
① 非上場株式	4,953
(3) その他有価証券	連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	615

（デリバティブ取引関係）

前中間連結会計期間、当中間連結会計期間及び前連結会計年度において、当社グループはヘッジ会計が適用されているデリバティブ取引以外に開示対象となるデリバティブ取引を全く利用していないため、該当事項はありません。

（セグメント情報）

【事業の種類別セグメント情報】

	前中間連結会計期間（自　平成14年4月1日　至　平成14年9月30日）								
	情報・通信		アイケア		生活文化		計（百万円）	消去又は全社（百万円）	連結（百万円）
	エレクトロオプティクス（百万円）	ホトニクス（百万円）	ビジョンケア（百万円）	ヘルスケア（百万円）	クリスタル（百万円）	サービス（百万円）			
売上高									
(1) 外部顧客に対する売上高	54,630	3,059	47,268	13,266	4,103	685	123,013	－	123,013
(2) セグメント間の内部売上高又は振替高	116	－	14	0	11	1,407	1,550	(1,550)	－
計	54,747	3,059	47,283	13,266	4,115	2,092	124,564	(1,550)	123,013
営業費用	38,043	3,528	39,055	10,749	3,914	1,972	97,263	(798)	96,464
営業利益又は営業損失（△）	16,703	△468	8,228	2,517	200	120	27,301	(752)	26,549

	当中間連結会計期間（自　平成15年4月1日　至　平成15年9月30日）								
	情報・通信		アイケア		生活文化		計（百万円）	消去又は全社（百万円）	連結（百万円）
	エレクトロオプティクス（百万円）	ホトニクス（百万円）	ビジョンケア（百万円）	ヘルスケア（百万円）	クリスタル（百万円）	サービス（百万円）			
売上高									
(1) 外部顧客に対する売上高	63,135	2,248	49,112	14,175	2,380	646	131,699	－	131,699
(2) セグメント間の内部売上高又は振替高	30	－	6	0	20	3,002	3,060	(3,060)	－
計	63,166	2,248	49,119	14,175	2,400	3,648	134,759	(3,060)	131,699
営業費用	42,505	2,300	41,300	10,976	2,490	3,413	102,987	(2,225)	100,762
営業利益又は営業損失（△）	20,660	△52	7,818	3,198	△90	235	31,771	(835)	30,936

	前連結会計年度（自　平成14年4月1日　至　平成15年3月31日）								
	情報・通信		アイケア		生活文化		計（百万円）	消去又は全社（百万円）	連結（百万円）
	エレクトロオプティクス（百万円）	ホトニクス（百万円）	ビジョンケア（百万円）	ヘルスケア（百万円）	クリスタル（百万円）	サービス（百万円）			
売上高									
(1) 外部顧客に対する売上高	111,460	5,485	94,388	26,716	6,719	1,522	246,293	—	246,293
(2) セグメント間の内部売上高又は振替高	206	0	1,987	0	35	3,025	5,255	(5,255)	—
計	111,667	5,485	96,376	26,716	6,754	4,548	251,548	(5,255)	246,293
営業費用	77,253	6,073	80,977	21,628	6,766	4,308	197,008	(3,698)	193,310
営業利益又は営業損失（△）	34,414	△588	15,398	5,088	△11	239	54,539	(1,557)	52,982

（注）１．事業区分の方法及び各区分に属する主要な製品及び役務の名称

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、ＨＤＤ用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連製品
	ホトニクス	各種レーザー機器
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
生活文化	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間971百万円、当中間連結会計期間1,096百万円、前連結会計年度2,052百万円であり、その主なものは、当社の本社部門並びに海外のエリア持株会社に係る費用であります。

【所在地別セグメント情報】

	前中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
売上高							
(1) 外部顧客に対する売上高	83,236	18,474	15,308	5,994	123,013	－	123,013
(2) セグメント間の内部売上高又は振替高	8,716	24	842	21,428	31,011	(31,011)	－
計	91,952	18,498	16,150	27,423	154,025	(31,011)	123,013
営業費用	73,927	18,057	13,615	22,353	127,954	(31,490)	96,464
営業利益	18,025	440	2,535	5,069	26,070	478	26,549

	当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）						
	日本 （百万円）	北米 （百万円）	欧州 （百万円）	アジア （百万円）	計 （百万円）	消去又は全社 （百万円）	連結 （百万円）
売上高							
(1) 外部顧客に対する売上高	89,985	17,602	17,977	6,133	131,699	－	131,699
(2) セグメント間の内部売上高又は振替高	8,560	45	794	27,663	37,064	(37,064)	－
計	98,545	17,648	18,772	33,797	168,763	(37,064)	131,699
営業費用	79,358	16,731	14,874	27,194	138,159	(37,397)	100,762
営業利益	19,186	917	3,898	6,602	30,604	332	30,936

	前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）						
	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	166,178	35,770	32,639	11,704	246,293	－	246,293
(2) セグメント間の内部売上高又は振替高	17,343	73	1,890	44,513	63,820	(63,820)	－
計	183,521	35,844	34,529	56,218	310,113	(63,820)	246,293
営業費用	148,960	34,898	28,411	45,281	257,551	(64,241)	193,310
営業利益	34,560	945	6,118	10,937	52,562	420	52,982

（注）１．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法…………地理的近接度による。

(2) 各区分に属する主な国又は地域…北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、前中間連結会計期間857百万円、当中間連結会計期間920百万円、前連結会計年度1,812百万円であり、その主なものは、当社の本社部門に係る費用であります。

【海外売上高】

	前中間連結会計期間（自　平成14年４月１日　至　平成14年９月30日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	18,946	18,967	15,384	56	53,354
連結売上高（百万円）					123,013
連結売上高に占める海外売上高の割合（%）	15.4	15.5	12.5	0.0	43.4

	当中間連結会計期間（自　平成15年４月１日　至　平成15年９月30日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	19,222	19,294	20,288	1	58,806
連結売上高（百万円）					131,699
連結売上高に占める海外売上高の割合（%）	14.6	14.7	15.4	0.0	44.7

	前連結会計年度（自　平成14年４月１日　至　平成15年３月31日）				
	北米	欧州	アジア	その他の地域	計
海外売上高（百万円）	36,692	38,788	32,772	33	108,287
連結売上高（百万円）					246,293
連結売上高に占める海外売上高の割合（%）	14.9	15.8	13.3	0.0	44.0

（注）１．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1) 国又は地域の区分の方法…………地理的近接度による。

(2) 各区分に属する主な国又は地域…北米：米国、カナダ等

欧州：オランダ、ドイツ、イギリス等

アジア：シンガポール、タイ、韓国、台湾等

その他の地域：サウジアラビア、ブラジル等

（1株当たり情報）

<table>
<tr><th>前中間連結会計期間
（自　平成14年4月1日
至　平成14年9月30日）</th><th>当中間連結会計期間
（自　平成15年4月1日
至　平成15年9月30日）</th><th>前連結会計年度
（自　平成14年4月1日
至　平成15年3月31日）</th></tr>
<tr><td>1株当たり純資産額　1,963.19円
1株当たり中間純利益　127.84円

（追加情報）
当中間連結会計期間から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。
なお、同会計基準及び適用指針を前中間連結会計期間及び前連結会計年度に適用して算定した場合の1株当たり情報は、それぞれ以下のとおりであります。
<table>
<tr><th>前中間連結会計期間</th><th>前連結会計年度</th></tr>
<tr><td>1株当たり純資産額
1,759円87銭</td><td>1株当たり純資産額
1,886円20銭</td></tr>
<tr><td>1株当たり中間純利益
117円63銭</td><td>1株当たり当期純利益
203円15銭</td></tr>
<tr><td>潜在株式調整後1株当たり中間純利益
−円−銭</td><td>潜在株式調整後1株当たり当期純利益
−円−銭</td></tr>
</table>
なお、潜在株式調整後1株当たり中間（当期）純利益については、潜在株式が存在しないため記載しておりません。</td>
<td>1株当たり純資産額　1,845.23円
1株当たり中間純利益　166.21円
潜在株式調整後1株当たり中間純利益　166.15円</td>
<td>1株当たり純資産額　1,945.16円
1株当たり当期純利益　171.10円
潜在株式調整後1株当たり当期純利益　171.08円

当連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。
なお、同会計基準及び適用指針を前連結会計年度に適用して算定した場合の1株当たり情報は、以下のとおりであります。

1株当たり純資産額　1,886.20円
1株当たり当期純利益　203.15円
なお、潜在株式調整後1株当たり当期純利益については、潜在株式がないため記載しておりません。</td></tr>
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（注）1株当たり中間（当期）純利益及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間 (自　平成14年４月１日 至　平成14年９月30日)	当中間連結会計期間 (自　平成15年４月１日 至　平成15年９月30日)	前連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	14,845	18,924	20,037
普通株主に帰属しない金額（百万円）	－	－	187
（うち利益処分による取締役賞与）	－	－	(187)
普通株式に係る中間（当期）純利益（百万円）	14,845	18,924	19,850
期中平均株式数（千株）	116,120	113,852	116,013
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	－	43	14
（うち新株予約権）	－	(43)	(14)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	－	－	－

（重要な後発事象）

該当事項はありません。

(2) 【その他】

該当事項はありません。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成14年9月30日)			当中間会計期間末 (平成15年9月30日)			前事業年度の要約貸借対照表 (平成15年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
I 流動資産										
1. 現金及び預金		62,310			26,203			41,368		
2. 受取手形		11,945			9,862			10,997		
3. 売掛金		31,128			39,409			34,880		
4. たな卸資産		15,260			16,543			16,626		
5. その他		9,302			13,370			13,501		
6. 貸倒引当金		△474			△703			△525		
流動資産合計			129,473	56.8		104,685	53.5		116,849	55.8
II 固定資産										
1. 有形固定資産	※1									
(1) 建物		11,682			10,394			11,031		
(2) 機械装置		16,326			17,740			15,532		
(3) その他		14,054			13,495			14,523		
計			42,062	18.5		41,630	21.3		41,087	19.6
2. 無形固定資産			2,521	1.1		2,839	1.4		2,973	1.4
3. 投資その他の資産										
(1) 関係会社株式		45,957			41,936			42,660		
(2) その他		8,723			5,457			6,802		
(3) 貸倒引当金		△845			△888			△985		
計			53,834	23.6		46,504	23.8		48,477	23.2
固定資産合計			98,418	43.2		90,974	46.5		92,538	44.2
資産合計			227,892	100.0		195,660	100.0		209,387	100.0

区分	注記番号	前中間会計期間末（平成14年９月30日） 金額（百万円）		構成比（%）	当中間会計期間末（平成15年９月30日） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成15年３月31日） 金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
１．支払手形		547			729			696		
２．買掛金		17,900			21,827			18,307		
３．短期借入金		—			5,167			—		
４．未払法人税等		5,281			4,583			569		
５．賞与引当金		2,496			2,387			2,529		
６．その他		17,888			19,559			20,410		
流動負債合計			44,115	19.4		54,256	27.7		42,513	20.3
Ⅱ　固定負債										
１．退職給付引当金		5,654			—			—		
２．役員退職慰労金引当金		197			—			221		
３．特別修繕引当金		359			358			263		
４．その他		—			2			15		
固定負債合計			6,212	2.7		361	0.2		500	0.2
負債合計			50,327	22.1		54,617	27.9		43,013	20.5
（資本の部）										
Ⅰ　資本金			6,264	2.7		6,264	3.2		6,264	3.0
Ⅱ　資本剰余金										
１．資本準備金		15,898			15,898			15,898		
２．その他資本剰余金		—			0			—		
資本剰余金合計			15,898	7.0		15,898	8.1		15,898	7.6
Ⅲ　利益剰余金										
１．利益準備金		1,566			1,566			1,566		
２．任意積立金		141,640			142,561			141,640		
３．中間（当期）未処分利益		12,207			14,693			8,042		
利益剰余金合計			155,414	68.2		158,820	81.2		151,248	72.2
Ⅳ　その他有価証券評価差額金			28	0.0		△3	△0.0		15	0.0
Ⅴ　自己株式			△40	△0.0		△39,938	△20.4		△7,052	△3.3
資本合計			177,565	77.9		141,042	72.1		166,374	79.5
負債資本合計			227,892	100.0		195,660	100.0		209,387	100.0

② 【中間損益計算書】

		前中間会計期間（自 平成14年4月1日 至 平成14年9月30日）			当中間会計期間（自 平成15年4月1日 至 平成15年9月30日）			前事業年度の要約損益計算書（自 平成14年4月1日 至 平成15年3月31日）		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)
Ⅰ 売上高			79,432	100.0		88,753	100.0		159,432	100.0
Ⅱ 売上原価			52,999	66.7		60,337	68.0		106,979	67.1
売上総利益			26,432	33.3		28,416	32.0		52,453	32.9
Ⅲ 販売費及び一般管理費			12,537	15.8		13,938	15.7		25,916	16.3
営業利益			13,895	17.5		14,477	16.3		26,536	16.6
Ⅳ 営業外収益	※1		3,364	4.2		5,027	5.7		5,548	3.5
Ⅴ 営業外費用	※2		1,829	2.3		1,368	1.6		2,624	1.6
経常利益			15,430	19.4		18,136	20.4		29,460	18.5
Ⅵ 特別利益	※3		183	0.2		524	0.6		67	0.0
Ⅶ 特別損失	※4		1,278	1.6		2,694	3.0		15,187	9.5
税引前中間（当期）純利益			14,335	18.0		15,966	18.0		14,340	9.0
法人税、住民税及び事業税		5,745			5,590			670		
法人税等調整額		△109	5,635	7.0	△195	5,394	6.1	4,817	5,487	3.4
中間(当期)純利益			8,700	11.0		10,571	11.9		8,852	5.6
前期繰越利益			3,507			4,122			3,507	
合併に伴う未処理損失受入額			－			－			1,415	
中間配当額			－			－			2,902	
中間（当期）未処分利益			12,207			14,693			8,042	

中間財務諸表作成のための基本となる重要な事項

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの 中間会計期間末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定) 時価のないもの 移動平均法による原価法 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 総平均法による原価法 ② 原材料 総平均法による原価法（一部最終仕入原価法による原価法） ③ 貯蔵品 総平均法による原価法及び最終仕入原価法による原価法	1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 同左 ② 原材料 同左 ③ 貯蔵品 同左	1．資産の評価基準及び評価方法 (1) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 当期末日の市場価格等に基づく時価法 (評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 同左 (2) たな卸資産 ① 商品・製品・半製品・仕掛品 同左 ② 原材料 同左 ③ 貯蔵品 同左
2．固定資産の減価償却の方法 (1) 有形固定資産 平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法を採用しております。なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。 (2) 無形固定資産 定額法を採用しております。なお、ソフトウェアの社内における利用可能期間は5年であります。	2．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	2．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
3．引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失にそなえるため、以下の方法により計上しております。 ① 一般債権 貸倒実績率法によっております。 ② 貸倒懸念債権及び破産更生債権等 財務内容評価法によっております。 (2) 賞与引当金 従業員に対する賞与の支給にあてるため、支給見込額を計上しております。 (3) 退職給付引当金 従業員の退職給付にそなえるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上しております。 なお、会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 また、数理計算上の差異については、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した期の翌期から当該年数にわたって費用処理をしております。	3．引当金の計上基準 (1) 貸倒引当金 同左 ① 一般債権 同左 ② 貸倒懸念債権及び破産更生債権等 同左 (2) 賞与引当金 同左 ―――――	3．引当金の計上基準 (1) 貸倒引当金 同左 ① 一般債権 同左 ② 貸倒懸念債権及び破産更生債権等 同左 (2) 賞与引当金 同左 ―――――

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
――――――	（追加情報） 当社は、従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、前事業年度において退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、前第３四半期末において退職給付引当金を全額取り崩しております。	（追加情報） 当社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、退職一時金制度を廃止するとともに、厚生労働大臣より厚生年金基金の解散の許可を得て、厚生年金基金を解散したことに伴い、当第３四半期末において退職給付引当金を全額取り崩しております。 なお、当第３四半期末における会計基準変更時差異、過去勤務債務及び数理計算上の差異の未処理額については、退職一時金及び厚生年金基金補填額に含めて一括処理しております。 また、当第３四半期までは、会計基準変更時差異、過去勤務債務及び数理計算上の差異について、次の通り処理しております。 会計基準変更時差異については、15年による按分額を当該年数にわたって費用の減額処理をしております。 過去勤務債務については、発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額を当該年数にわたって費用の減額処理をしております。 数理計算上の差異については、各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（12年）による定額法により按分した額をそれぞれ発生した連結会計年度の翌連結会計年度から、当該年数にわたって費用処理をしております。
(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。 ――――――	(4) 役員退職慰労金引当金 ―――――― （追加情報） 役員に対する退職慰労金制度の廃止に伴い、当中間会計期間において役員退職慰労金引当金を全額取り崩しております。	(4) 役員退職慰労金引当金 役員に対する退職慰労金の支払いにそなえるため、内規に基づく必要額の100％を計上しております。 ――――――
(5) 特別修繕引当金 連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。	(5) 特別修繕引当金 同左	(5) 特別修繕引当金 同左

前中間会計期間 (自　平成14年4月1日 至　平成14年9月30日)	当中間会計期間 (自　平成15年4月1日 至　平成15年9月30日)	前事業年度 (自　平成14年4月1日 至　平成15年3月31日)
4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	4．外貨建の資産及び負債の本邦通貨への換算基準 同左	4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、当期末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
5．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5．リース取引の処理方法 同左	5．リース取引の処理方法 同左
6．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 税抜方式を採用しております。なお、仮払消費税等及び仮受消費税等は相殺のうえ、流動負債の「その他」に含めて表示しております。 (2) 中間決算における租税特別措置法上の準備金等の取扱い 中間決算における税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。 ――――― ―――――	6．その他中間財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 同左 (2) 中間決算における租税特別措置法上の準備金等の取扱い 同左 ――――― ―――――	6．その他財務諸表作成のための基本となる重要な事項 (1) 消費税及び地方消費税の会計処理方法 税抜方式を採用しております。 ――――― (3) 自己株式及び法定準備金の取崩等に関する会計基準 (会計方針の変更) 「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第1号)が平成14年4月1日以後に適用されることになったことに伴い、当事業年度から同会計基準によっております。これによる当事業年度の損益に与える影響は軽微であります。 なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成しております。 (4) 1株当たり情報 (会計方針の変更) 「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)が平成14年4月1日以後開始する事業年度に係る財務諸表から適用されることになったことに伴い、当事業年度から同会計基準及び適用指針によっております。なお、これによる影響については、「1株当たり情報に関する注記」に記載しております。

（表示方法の変更）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）
工具器具備品5,081百万円は、前中間会計期間まで区分掲記しておりましたが、資産の総額の100分の５以下のため、当中間会計期間から有形固定資産の「その他」に含めて表示しております。	――――――

（追加情報）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
（自己株式及び法定準備金取崩等会計） 当中間会計期間から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用しております。これによる当中間会計期間の損益に与える影響は軽微であります。 なお、中間財務諸表等規則の改正により、当中間会計期間における中間貸借対照表の資本の部は、改正後の中間財務諸表等規則により作成しております。	――――――	――――――

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成14年９月30日）	当中間会計期間末 （平成15年９月30日）	前事業年度末 （平成15年３月31日）
※１．有形固定資産の減価償却累計額 （百万円） 84,616	※１．有形固定資産の減価償却累計額 （百万円） 93,625	※１．有形固定資産の減価償却累計額 （百万円） 90,044

（中間損益計算書関係）

前中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	当中間会計期間 （自　平成15年４月１日 至　平成15年９月30日）	前事業年度 （自　平成14年４月１日 至　平成15年３月31日）
※１．営業外収益の主要項目 （百万円） 受取利息　41 受取配当金　1,541	※１．営業外収益の主要項目 （百万円） 受取利息　60 受取配当金　2,740	※１．営業外収益の主要項目 （百万円） 受取利息　97 受取配当金　1,548
※２．営業外費用の主要項目 （百万円） 為替差損　1,017	※２．営業外費用の主要項目 （百万円） 為替差損　1,068	※２．営業外費用の主要項目 （百万円） 為替差損　1,318
※３．特別利益の主要項目 （百万円） 貸倒引当金戻入益　156	※３．特別利益の主要項目 （百万円） 借地権売却益　383	※３．特別利益の主要項目 （百万円） 貸倒引当金戻入益　35
※４．特別損失の主要項目 （百万円） 退職加算金　979 機械装置処分損　175	※４．特別損失の主要項目 （百万円） 厚生年金基金補填金　736 関係会社株式売却損　616 機械装置処分損　388	※４．特別損失の主要項目 （百万円） 厚生年金基金補填金　10,189 退職加算金　2,639
５．減価償却実施額 （百万円） 有形固定資産　3,922 無形固定資産　506	５．減価償却実施額 （百万円） 有形固定資産　4,280 無形固定資産　483	５．減価償却実施額 （百万円） 有形固定資産　8,399 無形固定資産　1,132

（リース取引関係）

前中間会計期間
（自　平成14年４月１日
至　平成14年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額

	機械装置（百万円）	その他（工具器具備品）（百万円）	合計（百万円）
取得価額相当額	1,780	994	2,774
減価償却累計額相当額	1,093	688	1,782
中間会計期間末残高相当額	686	306	992

なお、取得価額相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料中間会計期間末残高相当額

	（百万円）
１年以内	466
１年超	526
合計	992

なお、未経過リース料中間会計期間末残高相当額は、有形固定資産の中間会計期間末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	290
減価償却費相当額	290

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,186
合計	1,286

当中間会計期間
（自　平成15年４月１日
至　平成15年９月30日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引に係る注記

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間会計期間末残高相当額

	機械装置（百万円）	その他（工具器具備品）（百万円）	合計（百万円）
取得価額相当額	2,524	1,332	3,857
減価償却累計額相当額	1,233	884	2,118
中間会計期間末残高相当額	1,290	447	1,738

同左

(2) 未経過リース料中間会計期間末残高相当額

	（百万円）
１年以内	623
１年超	1,115
合計	1,738

同左

(3) 支払リース料及び減価償却費相当額

	（百万円）
支払リース料	385
減価償却費相当額	385

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,087
合計	1,186

前事業年度
（自　平成14年４月１日
至　平成15年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	機械装置（百万円）	その他（工具器具備品）（百万円）	合計（百万円）
取得価額相当額	1,770	1,363	3,134
減価償却累計額相当額	1,246	791	2,038
期末残高相当額	524	571	1,095

なお、取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、「支払利子込み法」により算定しております。

(2) 未経過リース料期末残高相当額

	（百万円）
１年以内	522
１年超	573
合計	1,095

なお、未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、「支払利子込み法」により算定しております。

(3) 支払リース料および減価償却費相当額

	（百万円）
支払リース料	497
減価償却費相当額	497

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引（借手側）

未経過リース料	（百万円）
１年以内	99
１年超	1,137
合計	1,236

（有価証券関係）

前中間会計期間末、当中間会計期間末及び前事業年度末における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

<table>
<tr><th>前中間会計期間
（自　平成14年４月１日
至　平成14年９月30日）</th><th>当中間会計期間
（自　平成15年４月１日
至　平成15年９月30日）</th><th>前事業年度
（自　平成14年４月１日
至　平成15年３月31日）</th></tr>
<tr><td>１株当たり純資産額　1,529.16円
１株当たり中間純利益　74.92円

（追加情報）
当中間会計期間から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
なお、同会計基準及び適用指針を前中間会計期間及び前事業年度に適用して算定した場合の１株当たり情報は、それぞれ以下のとおりであります。
<table>
<tr><th>前中間会計期間</th><th>前事業年度</th></tr>
<tr><td>１株当たり純資産額
1,460円78銭</td><td>１株当たり純資産額
1,479円79銭</td></tr>
<tr><td>１株当たり中間純利益
95円48銭</td><td>１株当たり当期純利益
131円21銭</td></tr>
<tr><td>潜在株式調整後１株当たり中間純利益
－円－銭</td><td>潜在株式調整後１株当たり当期純利益
－円－銭</td></tr>
</table>
なお、潜在株式調整後１株当たり中間（当期）純利益については、潜在株式が存在しないため記載しておりません。</td>
<td>１株当たり純資産額　1,268.21円
１株当たり中間純利益　92.85円
潜在株式調整後１株当たり中間純利益　92.81円</td>
<td>１株当たり純資産額　1,443.51円
１株当たり当期純利益　75.27円
潜在株式調整後１株当たり当期純利益　75.26円

当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。
なお、同会計基準及び適用指針を前事業年度に適用して算定した場合の１株当たり情報は、以下のとおりであります。

１株当たり純資産額　1,479.79円
１株当たり当期純利益　131.21円
なお、潜在株式調整後１株当たり当期純利益については、潜在株式がないため記載しておりません。</td></tr>
</table>

（注）１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	当中間会計期間 (自 平成15年4月1日 至 平成15年9月30日)	前事業年度 (自 平成14年4月1日 至 平成15年3月31日)
1株当たり中間(当期)純利益			
中間(当期)純利益(百万円)	8,700	10,571	8,852
普通株主に帰属しない金額(百万円)	—	—	120
(うち利益処分による取締役賞与)	—	—	(120)
普通株式に係る中間(当期)純利益(百万円)	8,700	10,571	8,732
期中平均株式数(千株)	116,120	113,852	116,013
潜在株式調整後1株当たり中間(当期)純利益			
中間(当期)純利益調整額(百万円)	—	—	—
普通株式増加数(千株)	—	43	14
(うち新株予約権)	—	(43)	(14)
希薄化効果を有しないため、潜在株式調整後1株当たり中間(当期)純利益の算定に含めなかった潜在株式の概要	—	—	—

(重要な後発事象)

該当事項はありません。

(2) 【その他】

平成15年10月20日開催の取締役会において、平成15年9月30日現在の最終の株主名簿及び実質株主名簿に記載された株主に対して、第66期の中間配当金として1株につき50円(総額5,560百万円)を支払うことを決議いたしました。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

（１）有価証券報告書及びその添付書類

事業年度（第65期）（自　平成14年４月１日　至　平成15年３月31日）平成15年６月24日関東財務局長に提出

（２）有価証券通知書及びその添付書類

平成15年５月26日関東財務局長に提出

（３）有価証券届出書及びその添付書類

平成15年11月28日関東財務局長に提出

（４）自己株券買付状況報告書

報告期間（自　平成15年３月１日　至　平成15年３月31日）平成15年４月11日関東財務局長に提出
報告期間（自　平成15年４月１日　至　平成15年４月30日）平成15年５月12日関東財務局長に提出
報告期間（自　平成15年５月１日　至　平成15年５月31日）平成15年６月５日関東財務局長に提出
報告期間（自　平成15年６月１日　至　平成15年６月30日）平成15年７月４日関東財務局長に提出
報告期間（自　平成15年７月１日　至　平成15年７月31日）平成15年８月８日関東財務局長に提出
報告期間（自　平成15年８月１日　至　平成15年８月31日）平成15年９月５日関東財務局長に提出
報告期間（自　平成15年９月１日　至　平成15年９月30日）平成15年10月８日関東財務局長に提出
報告期間（自　平成15年10月１日　至　平成15年10月31日）平成15年11月12日関東財務局長に提出
報告期間（自　平成15年11月１日　至　平成15年11月30日）平成15年12月12日関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

中間監査報告書

平成14年12月20日

HOYA株式会社

取締役社長　　鈴　木　　洋　殿

監査法人トーマツ

代表社員 関与社員	公認会計士	浅　田　永　治	印
関与社員	公認会計士	松　本　　仁	印
関与社員	公認会計士	羽　鳥　良　彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているHOYA株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間（平成14年４月１日から平成14年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の中間連結財務諸表がHOYA株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成14年４月１日から平成14年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成15年12月18日

ＨＯＹＡ株式会社
取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田永治	印
代表社員 関与社員	公認会計士	小川陽一郎	印
関与社員	公認会計士	羽鳥良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているＨＯＹＡ株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の中間連結会計期間（平成15年４月１日から平成15年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、ＨＯＹＡ株式会社及び連結子会社の平成15年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

中間監査報告書

平成14年12月20日

ＨＯＹＡ株式会社

取締役社長　　鈴　木　　洋　殿

監査法人トーマツ

代表社員 関与社員	公認会計士	浅　田　永　治	印
関与社員	公認会計士	松　本　　仁	印
関与社員	公認会計士	羽　鳥　良　彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているＨＯＹＡ株式会社の平成14年４月１日から平成15年３月31日までの第65期事業年度の中間会計期間（平成14年４月１日から平成14年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の中間財務諸表がＨＯＹＡ株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成14年４月１日から平成14年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成15年12月18日

ＨＯＹＡ株式会社
取締役会　御中

監査法人トーマツ

代表社員 関与社員	公認会計士	浅田永治	印
代表社員 関与社員	公認会計士	小川陽一郎	印
関与社員	公認会計士	羽鳥良彰	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているＨＯＹＡ株式会社の平成15年４月１日から平成16年３月31日までの第66期事業年度の中間会計期間（平成15年４月１日から平成15年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、ＨＯＹＡ株式会社の平成15年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成15年４月１日から平成15年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

平成15年12月18日

各　位

会 社 名　HOYA株式会社
代表者名　代表執行役CEO　鈴 木　洋
(コード番号　7741　東証　第1部)
問合せ先　IRｸﾞﾙｰﾌﾟﾏﾈｼﾞｬｰ　伊藤　直司
(TEL. 03-3952-1160)

合併に関するお知らせ

平成15年12月8日、代表執行役の決定により、当社は平成16年2月1日を期してHOYAオプティクス株式会社と合併することとなりましたのでお知らせいたします。なお、当社は平成15年6月20日開催の第65期定時株主総会決議により委員会等設置会社へ移行し、また本件合併は商法第413条ノ3第1項に基づく簡易合併にあたるため、簡易合併につきましては商法特例法第21条ノ7第3項に基づく取締役会決議により代表執行役の決定に委ねられております。

記

1. 合併の目的

技術的シナジー効果とともに、親会社に吸収合併することにより経営の合理化を進め、グローバル競争に打ち勝つ強固な体制を築き上げることを目的とするものです。

2. 合併の要旨

(1)合併の日程

合併契約書承認取締役会	合併会社	委員会等設置会社であり、本件は簡易合併であるため、代表執行役が平成15年12月8日決定。取締役会の承認はなし。
	被合併会社	平成15年12月8日
合併契約書調印	平成15年12月8日	
合併契約書承認株主総会	合併会社	簡易合併のため株主総会の承認はなし。
	被合併会社	平成15年12月25日
合併期日	平成16年2月1日	
合併登記	平成16年2月2日(予定)	

(2)合併方式(簡易合併)

HOYA株式会社を存続会社とする吸収合併方式で、被合併会社HOYAオプティクス株式会社は解散します。商法第413条ノ3第1項に基づく簡易合併の方式をとり、商法第408条第1項に定める株主総会の承認は得ずに行います。

(3)合併比率等

HOYA株式会社は、被合併会社の発行済株式のほぼ全数を所有しております。合併に際しては新株式を発行せず、商法第409条ノ2によりHOYA株式会社の所有する自己株式を被合併会社の株主に移転いたします。移転すべき株式の種類および数は以下のとおりです:

HOYA株式会社　普通株式　2,139,520株(うち個人株主1名への交付数は1,759株)

3. 合併当事会社の概要　　(注)平成15年3月期実績

(1) 商号	HOYA株式会社 (合併会社)	HOYAオプティクス株式会社 (被合併会社)	
(2) 事業内容	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ関連製品、ﾋﾞｼﾞｮﾝｹｱ関連製品(ﾒｶﾞﾈﾚﾝｽﾞ等)の製造販売	ｵﾌﾟﾃｨｸｽ関連製品の製造	
(3) 設立年月日	昭和19年8月23日	昭和61年1月1日	
(4) 本店所在地	東京都新宿区中落合二丁目7番5号	埼玉県入間市大字新久字下新田109番2号	
(5) 代表者	代表執行役CEO　鈴木　洋	代表取締役社長　樋川　秀年	
(6) 資本金	6,264百万円	2,380百万円	
(7) 発行済株式総数	116,124,405株	47,600株	
(8) 株主資本	166,374百万円	5,044百万円	
(9) 総資産	209,387百万円	6,401百万円	
(10) 決算期	3月31日	3月31日	
(11) 従業員数(正規)	3,289名	54名	
(12) 主要取引先	仕入先　東芝ｾﾗﾐｯｸ㈱ 販売先　日本IBM㈱、ｷﾔﾉﾝ㈱	仕入先　HOYA㈱ 販売先　HOYA㈱、ソニー㈱	
(13) 大株主・持株比率	1.日本ﾄﾗｽﾃｨ･ｻｰﾋﾞｽ信託銀行 8.02% 2.第一生命保険 6.64% 3.日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行 5.93% 4.ｽﾃｰﾄｽﾄﾘｰﾄﾊﾞﾝｸｱﾝﾄﾞﾄﾗｽﾄｶﾝﾊﾟﾆｰ 5.91% 5.ｻﾞﾁｪｰｽﾏﾝﾊｯﾀﾝﾊﾞﾝｸｴﾇｴｲﾛﾝﾄﾞﾝ 4.77%	1.HOYA㈱ 99.92% 2.個人1名 0.08%	
(14) 主要取引銀行	UFJ銀行　東京営業部	りそな銀行　新都心営業部	
(15) 当事会社の関係	資本関係	合併会社が被合併会社のほぼ全株式を保有しております。	
	人的関係	被合併会社の役員には、合併会社の役員・従業員の兼務があり、被合併会社の従業員には合併会社の元従業員がおります。	
	取引関係	合併会社は被合併会社に原材料を供給し、完成品を購入しております。	

(16)最近3年間の業績(単位:百万円)

	HOYA株式会社 (合併会社)			HOYAオプティクス株式会社 (被合併会社)		
決　算　期	平成13年 3月期	平成14年 3月期	平成15年 3月期	平成13年 3月期	平成14年 3月期	平成15年 3月期
売　上　高	151,166	151,789	159,432	5,323	3,908	4,700
営業利益	29,852	23,985	26,536	805	338	577
経常利益	35,945	30,169	29,460	823	330	550
当期利益	12,283	15,333	8,852	470	189	27
1株当たり 当期損益(円)	105.78	132.04	75.27	9,880.27	3,981.59	355.11
1株当たり 配当金(円)	50.00	50.00	50.00	—	—	—
1株当たり 株主資本(円)	1,395.93	1,480.62	1,443.51	101,865.99	105,582.88	105,972.95

(注)合併会社・被合併会社の平成15年3月期の当期利益が大きく減少しているのは、HOYAグループの厚生年金基金の解散に伴い、期中に厚生年金基金補填金を約102億円、約3億円それぞれ特別損失に計上したためであります。

4. 合併後の状況

(1)商　　号　HOYA株式会社

(2)事業内容　エレクトロオプティクス関連製品・ビジョンケア関連製品の製造販売・クリスタルガラス製品の製造販売

(3)本店所在地　東京都新宿区中落合二丁目7番5号

(4)代表者　代表執行役CEO　鈴木　洋

(5)資本金　6,264百万円(合併による資本金の増加はありません)

(6)総資産　215,788百万円(6,401百万円)

(注)(　)内は合併による増加見込分であります(平成15年3月期末の総資産にて試算)。

(7)決算期　3月31日

(8)業績に与える影響　連結子会社の合併により、HOYA㈱単独の総資産・売上高等は増えますが、当社は経営を連結で考えておりますので、連結業績に規模の面で与える影響はありません。技術的シナジー効果により高付加価値戦略を強化し、併せて経営効率の改善を図っていく所存です。

以上

施要項概要　全文

2003.12.19
日本経済新聞
（朝刊）

、物品の積
地、連絡調
駐在地
の連合軍司
収集および
う隊員が駐
衛隊が対応
区域は以下
域を指定
場、バ
ド飛行
照）

・人道復興支援活動としての医療、給水、公共施設の復旧・整備、人道復興関連物資等の輸送

・上記に支障を及ぼさない範囲での安全確保支援活動としての医療、輸送、保管、通信、建設、修理もしくは整備、補給または消毒

・陸上自衛隊の部隊の派遣または補給等に際しての航空機による輸送

イ　航空自衛隊の部隊は、輸送機（C130―H）、多用途支援機（U―4）および政府専用機（B―747）により業務を実施。また、活動の安全を確保する

的に行うため、住民との良好な関係を維持

エ　情報の提供等可能な支援をイラク復興支援職員に対して実施

6、活動の一時休止および避難等に関する事項

活動を実施している場所の近傍において戦闘行為が行われているに至った場所等は、活動の一時休止、避難等を行うとともに、直ちに防衛庁長官まで報告し、その指示を待つこと

7、実施区域の変更および活動の中断に関する事項

・実施区域の変更に際しては速やかに変更後の区域に移動し得るよう配慮

・中断の指示を受けた場合、速やかに活動を中断して部隊の安全を確保。関係国の軍隊および関係機関等に対して中断を連絡

・活動の中断時、派遣の終了または活動の復帰の判断に資する情報の収集および防衛庁長官へ　告を実施

た。しかし、
意している
の共同研究
に移れば、
ではなく、
の供給に
国が日本と
部品を第三
も、三原則
は避けられ
係関係者の
していた。
一月の総選
三原則の見
めた。自民
幹事長

の戦争は古い。もっとも
警戒すべきはテロと、な

ロ。二つの脅威への対応
がここで結びついた。

ない。このためミサイル防衛とテロ対策を防衛政策の基本に位置づけるのが、大綱見直しの狙いだ。

大綱・中期防も改定

政府はミサイル防衛システムの導入に伴い、防衛政策の基本文書である「防衛計画の大綱」と、具体的な装備の購入予定の総額を記す「中期防衛力整備計画」も二〇〇四年に見直す。敵のミサイルを事前に探知し、分析し、迎撃するシステムは自衛隊が持つ装備とは体系が異なるうえに、最初の五年間で五千億円程度が必要で、装備の購入リストである中期防も変更せざるを得ないからだ。

日本の防衛指針は一九五七年に決めた「国防の基本方針」と、防衛力のあり方を定める「大綱」の二本柱で構成される。七六年に制定した大綱は冷戦終結を受け、九五年に初めて改定された。現

大綱の方針を武器などの装備の形で具体化する中期防も、これと連動した見直しが必要になる。現在の中期防は二〇〇五年度までの五カ年計画で総額は約二十五兆円。ミサイル防衛の導入で装備体系も変わるため、〇四年度で現在の中期防を打ち切り、〇五年度から〇九年度までの新たな中期防を策定する。

[English Translation]

NEWS RELEASE

Nihon Keizai Shimbun, Inc
Editorial Bureau Industrial Department
Mr. Hiroshi Sagimori

December 25, 2003
HOYA CORPORATION
Hiroshi Suzuki, CEO
2-7-5 Nakaochiai, Shinjuku-ku
Tokyo 161-8525 Japan

ESTABLISHMENT OF NEW COMPANY FOR LARGE-SCALE MASKS FOR LIQUID CRYSTAL DISPLAYS IN TAIWAN

On December 22, 2003 Hoya Corporation established "Hoya Microelectronics Taiwan Co., Ltd."(Representative Director: Kunihiko Hironaka), a manufacturing and sales company of large-scale masks for TFT-LCDs and color filters, at the fourth phase of the Hsinchu Science-Based Industrial Park (Chunan) in Taiwan.

Hoya Microelectronics Taiwan has an initial capital of 200 million yuan (Hoya Corporation: 100%) and plans to make capital investment in the amount of 1.5 billion yuan over the next few years. It will operate business, mainly targeting the market for large-scale masks for TFT-LCDs (more than 520 x 800) and color filters (more than 800 x 920), which will be the main sector in Taiwan that is increasing new construction and plans for the post-5th generation liquid crystal panel production lines. The new company will begin production in the latter half of 2004 and thereafter aims to start commercial production as soon as possible.

The establishment of the new company will enable fast delivery of large-scale photomasks for which demand is increasing, serving the needs of the rapidly growing Taiwanese liquid crystal panel makers. Furthermore, it will facilitate improvement of the local customer services as well as a stable supply of large-scale photomasks for large-scale crystal panel mass production lines to be newly constructed. Additionally, it will enable us to strengthen the technical and design support necessary for tie-ups between Taiwanese and Japanese liquid crystal panel makers, which is anticipated to increase in the near future. We are confident that this will contribute to the growth and development of liquid crystal panel makers in Taiwan.

[English Translation]

[Overview of the new company]

Company Name:	HOYA MICROELECTRONICS TAIWAN CO., LTD.
Address:	Fourth phase, Hsinchu Science-Based Industrial Park (Chunan)
Representative Director:	Kunihiko Hironaka
Capital:	Initially 200 million yuan (100% invested by Hoya Corporation)
Area of the site:	Approximately 23,000m^2
Date of Establishment	December 22, 2003

Expected Start Date of Production: Second half of 2004

Inquiries concerning this matter:

Hoya Corporation, Public Relations Tsuyoshi Nakane
2-7-5 Nakaochiai Shinjuku-ku, Tokyo 161-8525
TEL 03-3952-1166

HOYA

臨時報告書

平成16年2月6日

HOYA株式会社

(301006)

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年２月６日
【会社名】	HOYA株式会社
【英訳名】	HOYA CORPORATION
【代表者の役職氏名】	取締役兼代表執行役　最高経営責任者　　鈴木　洋
【本店の所在の場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【最寄りの連絡場所】	東京都新宿区中落合二丁目７番５号
【電話番号】	03－3952－1151（代表）
【事務連絡者氏名】	取締役兼執行役　最高財務責任者　　江間　賢二
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

HOYAオプティクス株式会社が当社との合併により消滅会社となり、当社の特定子会社に該当しないことになりましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号の規定に基づき提出するものであります。

2【報告内容】

(1) 特定子会社の名称、住所、代表者の氏名、資本金及び事業の内容

①	名称	HOYAオプティクス株式会社
②	住所	埼玉県入間市大字新久字下新田109番２号
③	代表者の氏名	代表取締役社長　樋川　秀年
④	資本金	2,380,000,000円
⑤	事業の内容	オプティクス関連製品の製造及び販売

(2) 当該異動の前後における当社の所有に係る当該特定子会社の議決権の数及び当該特定子会社の総株主の議決権に対する割合

① 当社の所有議決権の数

異動前　47,560個

異動後　　　－個

② 総株主の議決権に対する割合

異動前　　99.9％

異動後　　　－％

(3) 異動の理由及びその年月日

①	異動の理由	合併による解散
②	異動年月日	平成16年２月１日

以　上

HOYA

RECEIVED
2004 JUN 21 P 12:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

平成16年4月21日

各　位

会　社　名　　ＨＯＹＡ株式会社
代 表 者 名　　代表執行役ＣＥＯ　　鈴木　　洋
（コード番号　7741　東証第一部）
問 合 せ 先　　ＣＦＯ　　　　　　江間　賢二
（ＴＥＬ　０３－３９５２－１１６０）

ストックオプションとして新株予約権を発行する件

当社は平成16年4月21日開催の当社取締役会において、商法第280条ノ20および第280条ノ21の規定に基づき、下記のとおりストックオプションの実施を目的として、株主以外の者に対し特に有利な条件をもって新株予約権を発行することの承認を求める議案を、平成16年6月18日開催予定の当社第66期定時株主総会に提案することを決議いたしましたので、お知らせいたします。

記

１．株主以外の者に対し特に有利な条件をもって新株予約権を発行する理由
当社および当社子会社の取締役、執行役および従業員の業績向上に対する意欲や士気を高めるとともに、優秀な人材を確保することを目的として、３．の要領に記載のとおり当社および当社子会社の取締役、執行役および従業員に対して新株予約権を発行するものであります。

２．新株予約権割当の対象者
当社および当社子会社の取締役、執行役および従業員

３．新株予約権発行の要領
①新株予約権の目的たる株式の種類および数
当社普通株式300,000株を上限とする。
なお、当社が株式分割または株式併合を行う場合、次の算式により目的たる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式の数について行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×分割・併合の比率

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

②新株予約権の数

3,000 個を上限とする。

（新株予約権１個あたりの目的となる株式数は 100 株。ただし、前項①に定める株式の数の調整を行った場合は、同様の調整を行う。）

③新株予約権の発行価額

無償とする。

④各新株予約権の行使に際して払込みをすべき金額

新株予約権１個当たりの払込金額は、次により決定される１株当たりの払込金額に②に定める新株予約権１個の株式数を乗じた金額とする。

１株当たりの払込金額は、東京証券取引所における当社株式普通取引の新株予約権発行決議日前日の終値（取引が成立しない場合はそれに先立つ直近日の終値）とする。

なお、株式の分割または株式併合を行う場合は、次の算式により払い込み金額を調整し、調整による１円未満の端数は切り上げる。

調整後払込金額＝調整前払込金額×（１÷（分割・併合の比率））

その他当社が取締役会決議により定める一定の場合にも適宜調整される。

⑤新株予約権の権利行使期間

平成 17 年 10 月 1 日から平成 21 年 9 月 30 日まで。ただし、個別の対象者と当社との間で個別に締結される新株予約権割当に関する契約（「新株予約権割当契約」）により、権利行使期間中における新株予約権の行使が制限されることがある。

⑥新株予約権の行使条件

1)新株予約権の割当てを受けた者は、権利行使時においても、当社または当社子会社の取締役、執行役もしくは従業員の地位にあることを要す。ただし、任期満了による退任、定年退職その他正当な理由のある場合にはこの限りでない。

2)新株予約権の相続は認めない。

3)新株予約権の譲渡、質入その他の処分は認めない。

4)新株予約権割当契約で、権利行使期間中の各年（1 月 1 日から 12 月 31 日までの期間）において権利行使できる新株予約権の個数の上限または新株予約権の行使によって発行される株式の発行価額の合計額の上限を定めることができるものとする。

5)その他権利行使の条件は、新株予約権発行の取締役会決議に基づき、新株予約権割当契約に定めるところによる。

⑦新株予約権の消却

1)当社が消滅会社となる合併契約書が承認されたとき、当社が完全子会社となる株式交換契約書承認の議案ならびに株式移転の議案につき株主総会で承認されたときは、新株予約権を無償で消却することができる。

2)本件新株予約権は、新株予約権の割当を受けた者が、権利を行使する条件に該当しなくなった場合、対象者が新株予約権の全部又は一部を放棄した場合は、当社はその新株予約権を無償で消却することができる。

⑧新株予約権の譲渡制限

新株予約権を譲渡するには取締役会の承認を要するものとする。

⑨細目事項

新株予約権に関する細目事項については、定時総会後に開催される取締役会決議により定める。

（注）上記の新株予約権の発行につきましては、平成 16 年 6 月 18 日開催予定の当社第 66 期定時株主総会において、「ストックオプションとして新株予約権を発行する件」が承認可決されることを条件といたします。

以　上

株主総会

2004年04月23日 提出

株式会社東京証券取引所
代表取締役社長 殿

会社名 HOYA株式会社
代表者の役職 代表執行役CEO
〃 氏名 鈴木 洋
連絡者の所属 IRグループ
〃 役職 マネージャー
〃 氏名 伊藤直司
TEL 3952-1160
市場区分 市場一部
(会社コード:7741)

＜株主総会の内容＞

定時／臨時区分	定時株主総会
株主総会開催日	2004年 06月 18日
株主総会付議議案	定款一部変更の件、取締役選任の件、ストックオプションとして新株予約権を発行する件
株主総会開催場所	当社本社会議室
定款変更の有無	有
ストックオプション付与の有無	有

＜定時株主総会＞

決算取締役会決議日	2004年 04月 21日
定時株主総会報告事項	営業報告書、貸借対照表及び損益計算書報告の件、利益処分の内容ならびに理由報告の件
決算日	2004年 03月 31日
定時株主総会に係る基準日	2004年 03月 31日
議決権行使期間	----年 --月 --日 ～ ----年 --月 --日

＜臨時株主総会＞

基準日	----年 --月 --日
基準日公告日	----年 --月 --日
臨時株主総会に係る基準日決議日	----年 --月 --日
名簿閉鎖期間	----年 --月 --日 ～ ----年 --月 --日
臨時株主総会の議案決定決議日	----年 --月 --日
公告掲載紙	-----

＜ストックオプション付与内容＞

株式種類 普通株式

＜ストックオプション付与内容1＞

権利行使期間　開始日	2005年 10月 01日
権利行使期間　終了日	2009年 09月 30日
新株予約権の目的たる株式総数	300000

＜ストックオプション付与内容2＞

権利行使期間　開始日	----年 --月 --日
権利行使期間　終了日	----年 --月 --日
新株予約権の目的たる株式総数	_____

＜ストックオプション付与内容3＞

権利行使期間　開始日	----年 --月 --日
権利行使期間　終了日	----年 --月 --日
新株予約権の目的たる株式総数	_____

＜ストックオプション付与内容4＞

権利行使期間　開始日	----年 --月 --日
権利行使期間　終了日	----年 --月 --日
新株予約権の目的たる株式総数	_____

＜ストックオプション付与内容5＞

権利行使期間　開始日	----年 --月 --日
権利行使期間　終了日	----年 --月 --日
新株予約権の目的たる株式総数	_____
備　考	-----

No. 200400332
第1版
ステータス:提出

戻る

連絡メモ　なし

定款変更

2004年04月23日 提出

株式会社東京証券取引所
代表取締役社長　殿

会社名	HOYA株式会社
代表者の役職	代表執行役CEO
〃　氏名	鈴木　洋
連絡者の所属	IRグループ
〃　役職	IRグループ
〃　氏名	伊藤直司
TEL	3952-1160
市場区分	市場一部 (会社コード:7741)

株主総会開催日 2004年 06月 18日

<その他定款変更内容>	
その他定款変更内容	事業の目的の変更、取締役会決議による自己株式取得
効力発生日	2004年 06月 18日
備　考	-----

第1版

届出中止　戻る　登録

連絡メモ　なし

[English Translation]

HOYA Corporation

Transfer Agent

UFJ Trust Bank Limited, Securities Agent Department

7-10-11 Higashisuna Koto-ku, Tokyo 137-8081, Japan

Tel. 03-5683-5111

[English Translation]

May 21, 2004

To Shareholders:

2-7-5 Nakaochiai Shinjuku-ku, Tokyo
HOYA Corporation
President and CEO Hiroshi Suzuki

Notification Concerning Early Payment of Dividends

In connection with our transition to a "Corporation with Committees" on June 20, 2003, any proposal concerning profit distribution will be deemed as approved by the general meeting of shareholders at the time it is approved by the board of directors meeting. Until last year, year-end payment of dividends commenced after the general meeting of shareholders held in June. Starting this year, payment will commence promptly after the meeting of the board of directors for approval of financial results planned to be held by the end of May.

Delivery of important documents concerning dividends and payment of dividends will be made in accordance with the following schedule.

1. Date of delivery of important documents concerning dividends: May 27, 2004 (Thursday)

- Please be advised that important documents concerning dividends will be enclosed with the Notice of the 66th Ordinary General Meeting of Shareholders.
- Shareholders who hold less than 1 unit (100 shares) will receive only important documents concerning dividends, which will be sent on the above date.

2. Payment commencement date: May 28, 2004 (Friday)

平成１６年５月２７日

各　　位

会 社 名　ＨＯＹＡ株式会社
代表者名　代表執行役ＣＥＯ　鈴木　洋
（コード番号 7741 東証第一部）
問合せ先　ＣＦＯ　江間賢二
（TEL 03-3952-1151）

自己株式の処分に関するお知らせ

当社は、平成１６年５月２７日開催の取締役会において、商法第２１２条の規定に基づく自己株式の消却を決議いたしましたので、下記のとおりお知らせいたします。

記

１．消却する株式の種類　　当社普通株式

２．消却する株式の数　　３，７７５，４００株（発行済み株式総数の３．３％）

３．消　却　予　定　日　　平成１６年6月１日

（ご参考）
消却後の発行済株式総数は、１１２，３４９，００５株となります。

以　上

有価証券変更上場申請(商法第212条に規定する自己株式消却)

2004年 05月 27日 提出

株式会社東京証券取引所
代表取締役社長 殿

会社名	HOYA株式会社
代表者の役職	代表執行役CEO
〃 氏名	鈴木 洋
連絡者の所属	IRグループ
〃 役職	IRグループ
〃 氏名	伊藤直司
TEL	3952-1160
市場区分	市場一部 (会社コード:7741)

下記の有価証券の変更上場を申請します。

記

<上場銘柄情報>

銘柄名	HOYA 普通株式
減少株式数	3775400 株
減少後上場株式数	112349005 株 未確定区分 チェックなし
取締役会決議日	2004年 05月 27日
効力発生日(失効日)	2004年 06月 01日
備 考	-----

No. 200400045
第1版
ステータス:受理

戻る

連絡メモ なし

[English Translation]

Business reply mail

Approved by New Tokyo Branch 204

Postcard

137-8683

207

Effective until June 17, 2004

(Recipient)
New Tokyo Post Office
Post Box No. 29

Transfer Agent
Attention: Transfer Agent Department, UFJ Trust Bank Limited

To: HOYA Corporation

1378683207 5

*Please mail this postcard without stamps.
*Please do not use this on or following June 18, 2004.

(detach here)

Please be sure to detach this part of the postcard when mailing the Notice of Exercise of Voting Right.

[English Translation]

Notice of Exercise of Voting Right

To: HOYA Corporation

number of voting rights

________________ rights

Proposition	Approval/Disapproval	
No.1 proposition	Approve	Disapprove
No.2 proposition	Approve	Disapprove
	except ( )	
No.3 proposition	Approve	Disapprove

I hereby exercise my voting right(s) in connection with each General Meeting of Shareholders (including continuous or adjourned held on on June 18, 2004 as indicated on the right hand side (approval/disapproval indicated by ○).

______ ______, 2004

Shareholder:

(Warning) No indication of approval or disapproval to each proposition will be treated as a declaration of approval.

HOYA Corporation

detach here

Number of voting rights

________________ rights

Number of shares on Record Date

________________ shares

(number of shares on Register of Record Shareholders ____________ shares)

(number of shares on Register of Actual Shareholders ________ shares)

The number of voting rights shall be one per unit of shares.

Requests

*If you attend the General Meeting of Shareholders on the day, please show this form at the reception.

* If you cannot attend the General Meeting of Shareholders on the day of the meeting, please indicate your approval or dissaproval to the propositions on this form with your seal affixed and mail it detatching this portion so as to be delivered not later than one (1) day before the Shareholders' Meeting.

HOYA Corporation

____

Shareholder number